
03007162

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citiraya Industries Ltd.

*CURRENT ADDRESS 65 Tech Park Crescent
Singapore 637787

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34766 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: Coco

DAT : 3/3/03

ANNEX A

List of information that the Company, since January 1, 2002, (a) has made or is required to make public pursuant to the laws of Singapore (see Section A), (b) has filed or is required to file with the SGX-ST, and which was made public by such exchange (see Section B) or (c) has distributed or is required to distribute to the holders of its securities (see Sections A, B and C).

A copy of each document below appears in the accompanying two-volume set of silver binders.

SECTION A (Documents filed with the Registrar of Companies and Businesses)

1. Annual Return of Company Having a Share Capital Filed for year ended 31 December 2001
2. Three (3) Memorandums of Satisfaction of Registered Charge, each dated 26 April 2002
3. Consent to Act as Director and Statement of Non Disqualification to Act as Director, and Return Giving Particulars in Register of Directors, Managers, Secretaries and Auditors and Changes of Particulars, each dated 29 April 2002
4. Three (3) Certifications of Registration of Charge each dated 8 May 2002 and each accompanied by (i) a Statement of Particulars in Respect of Charge and (ii) an Affidavit Verifying Execution of Charge Created by Company and Correctness of Statement
5. Notice of Resolution attaching certain resolutions, dated 28 May 2002
6. General Lodgement Form attaching Articles of Association, dated 13 June 2002
7. General Lodgement Form attaching Statement in lieu of Prospectus, dated 13 June 2002
8. Statutory Declaration of Compliance by Company that Has not Issued Prospectus, dated 13 June 2002
9. Notice of Resolution attaching certain resolutions, dated 13 June 2002
10. Notice of Increase in Share Capital, dated 13 June 2002
11. Two (2) Consents to Act as Director and Statement of Non Disqualification to Act as Director, dated 13 June 2002
12. Four (4) Consents to Act as Director and Statement of Non Disqualification to Act as Director, and Return Giving Particulars in Register of Directors, Managers, Secretaries and Auditors and Changes of Particulars, each dated 24 June 2002
13. Notice of Resolution attaching certain resolutions, dated 24 June 2002
14. Notice of Place Where Register of Members and Index Kept, or of Change in that Place, dated 24 June 2002
15. Seven (7) Consents to Act as Director and Statement of Non Disqualification to Act as Director, each dated 26 June 2002
16. General Lodgement Form attaching Preliminary Prospectus, dated 27 June 2002
17. Six (6) General Lodgement Forms dated 27 June 2002, each attaching a consent letter in relation to information appearing in the Preliminary Prospectus
18. Return of Allotment of Shares, and Statement Containing Particulars of Shares Allotted Otherwise than for Cash, each dated 1 July 2002
19. Seven (7) Consents to Act as Director and Statement of Non Disqualification to Act as Director, each dated 12 July 2002
20. Consent to Act as Secretary, dated 17 July 2002, and Return Giving Particulars in Register of Directors, Managers, Secretaries and Auditors and Changes of Particulars

21. General Lodgement Form attaching Prospectus (for which see item 1 of Section B), dated 18 July 2002
22. Eleven (11) General Lodgement Forms dated 18 July 2002, each attaching a consent letter in relation to information appearing in the Prospectus
23. Two (2) General Lodgement Forms dated 18 July 2002, each attaching a confirmation letter in relation to the Electronic Securities Application Service
24. Return of Allotment of Shares, dated 29 July 2002
25. Return Giving Particulars in Register of Directors, Managers, Secretaries and Auditors and Changes of Particulars, dated 1 October 2002
26. Memorandum Where Property or Undertaking is Released from Registered Charge or Has Ceased to Form Part of Company's Property or Undertaking, dated 23 October 2002

SECTION B (Documents filed pursuant to the rules of the SGX-ST)

1. Prospectus, dated 20 July 2002
2. Memorandum and Articles of Association
3. Directors' Report for inclusion in the Prospectus, dated 20 July 2002
4. Letter from Reporting Accountants in relation to the profit forecast for 2002 in the Prospectus, dated 20 July 2002
5. Letter from Reporting Accountants in relation to unaudited financial information in the Prospectus, dated 20 July 2002
6. Accountants' Report relating to the years ended 31 December 1999, 2000 and 2001, dated 20 July 2002
7. Audited accounts of the Company for the year ended 31 December 1999
8. Audited accounts of the Company for the year ended 31 December 2000
9. Audited accounts of the Company for the year ended 31 December 2001
10. Letters of consent in relation to information appearing in the Prospectus
11. Service Agreement between the Company and Ng Ah Hua, dated 24 June 2002
12. Service Agreement between the Company and Ng Teck Lee, dated 24 June 2002
13. Service Agreement between the Company and Seow Siew Lan, dated 24 June 2002

Certain material contracts referred to in the Prospectus:

14. Tenancy Agreement between Citiraya Holdings and the Company, dated 15 January 2001
15. Sale and Purchase Agreement between the Company and Mr Ng Ah Hua Raymond, dated 13 June 2002
16. Receiving Bankers' Agreement between the Company and United Overseas Bank, dated 15 July 2002
17. Depository Agreement between the Company and Central Depository (Pte) Limited, dated 16 July 2002
18. Management and Underwriting Agreement among the Company, Manager and Underwriters dated, 17 July 2002
19. Placement Agreement among the Company and Placement Underwriters, dated 17 July 2002

Announcements:

20. Balloting Results, dated 30 July 2002
21. Notice of changes in Director's Interests, dated 31 July 2002
22. Citiraya Industries Limited has been providing recycling services to ST Microelectronics in Muar, Malaysia, dated 2 August 2002
23. Notice of changes in Director's Interests, dated 2 August 2002
24. Notice of changes in Director's Interests, dated 2 August 2002
25. Notice of changes in Director's Interests, dated 2 August 2002
26. Citiraya Industries appoints The Bank of New York to establish its American Depository Receipt ("ADR") program, dated 7 August 2002
27. Citiraya Awarded 6 contracts, dated 6 September 2002
28. Half Year Financial Statement and Dividend Announcement, dated 6 September 2002
29. Clarification on Interim Results for the Period Ended 30 June 2002, dated 10 September 2002
30. Clarification Re: Article in Bloomberg on 6 September 2002, dated 10 September 2002
31. Response to SGX-ST's Query on Share Price Changes, dated 16 September 2002
32. Notice of changes in Director's Interests, dated 17 September 2002
33. Notice of changes in Director's/Substantial Shareholder's Interests, dated 23 September 2002
34. Notice of changes in Director's Interests, dated 23 September 2002
35. Resignation of Director, dated 25 September 2002
36. Citiraya Industries Ltd Expands Into the Malaysian Market by its Investment in Citiraya Technology Sdn Bhd, dated 18 November 2002

SECTION C (Other information distributed to securities holders)

Press releases:

1. First "E-Waste" Recycling Company to list in Singapore, dated 5 July 2002
2. Citiraya Industries Launches IPO of 138.8 million shares, dated 22 July 2002
3. Citiraya Industries Public Offer 16.2 Times Subscribed, dated 30 July 2002
4. Citiraya Reports 45% Increase in Turnover at Half-time, dated 6 September 2002
5. Citiraya Industries Named Singapore's "Best Newly Listed Company" - Asiamoney Poll, dated 13 January 2003

12/6/02

THE COMPANIES ACT
(CHAPTER 50)
Eighth Schedule

ANNUAL RETURN OF COMPANY HAVING A SHARE CAPITAL

FORM
AR

87

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

1 Date Annual Return made up to (being the date or a date not later than the fourteenth day after the date of the Annual General Meeting): 28 May 2002

2 Date of Annual General Meeting: 28 May 2002

3 Date accounts made up to: 31 December 2001

4 Address of registered office: 65 Tech Park Crescent
Singapore 637787

5 Address at which the register of members is kept if other than the registered office: NA

03 JAN 23 AM 7:21

6 Total amount of indebtedness of the company in respect of all charges which are required to be registered with the Registrar of Companies and Businesses: all monies owing etc

7 LIST OF REGISTERED CHARGES

(Please use Continuation Sheets if space provided is insufficient)

Date of Registration	Charge No:	Amount of Indebtedness as at date of Return
14.07.1999	199902708	all monies owing
14.07.1999	199902709	all monies owing
15.12.1999	199905535	all monies owing
08.05.2002	200202100	all monies owing
08.05.2002	200202099	all monies owing
08.05.2002	200202098	all monies owing

Lodged in the office of the Registrar of Companies & Businesses by

Name: William Lai & Alan Wong

Address: 19 Cecil Street Singapore 049704

A/c No:

Tel No: 63366-533

Fax No: 63370-906

For Official Use

Date of Registration: 4 JUN 2002

Receipt No: 23 IN

Checked By: 6236

Form AR Continuation Sheet 1

FORM **AR**

8 SUMMARY OF SHARE CAPITAL AND SHARES

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

	Ordinary	Preference	Other Kinds
(1) Authorised Share Capital	$20,000,000.00	-	-
Issued Share Capital	$ 6,000,000.00	-	-
Paid-up Share Capital	$ 6,000,000.00	-	-
Nominal Value per share:	$ 1.00	-	-
(2) Number of shares issued subject to payment wholly in cash:	3,000,000.00	-	-
(3) Number of shares issued as fully paid up otherwise than in cash:	3,000,000.00	-	-
(4) Number of shares issued as partly paid up to the extent of per share otherwise than in cash:	-	-	-
(5) Number of shares (if any) of each class issued at a discount:	-	-	-
(6) Total amount of discount on the issue of shares which has not been written off at the date of this return:	-	-	-
(7) There has been called up on each of 3,000,000 shares:	$1.00	-	-
(8) There has been called up on each of shares:	-	-	-
(9) There has been called up on each of shares:	-	-	-

Form AR Continuation Sheet 2

FORM
AR

8 SUMMARY OF SHARE CAPITAL AND SHARES

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

	Ordinary	Preference	Other Kinds
(10) Total amount of calls received including payments on application and allotment:	$3,000,000.00	-	-
(11) Total amount, if any, agreed to be considered as paid on 3,000,000 shares which have been issued as fully paid up otherwise than in cash:	$3,000,000.00	-	-
(12) Total amount, if any, agreed to be considered as paid on shares which have been issued as partly paid up to the extent of per share otherwise than in cash:	-	-	-
(13) Total amount of calls unpaid:	-	-	-
(14) Total amount of the sums, if any, paid by way of commission in respect of any shares or debentures since the date of the last return:	-	-	-
(15) Total amount of the sums, if any, allowed by way of discount in respect of any debentures since the date of the last return:	-	-	-
(16) Total number of shares forfeited:	-	-	-
(17) Total amount paid, if any, on shares forfeited:	-	-	-

FORM
AR

9 CERTIFICATE TO BE GIVEN BY ALL COMPANIES UNDER THE EIGHTH SCHEDULE

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

Name of officer signing this certificate: LAI WEE NGEN

*NRIC/Passport No: S2001671Z   Nationality: Singaporean

Address: 3 Mount Sophia #08-00
Singapore 228450

Designation in the abovenamed company: Secretary

(1) I, the abovenamed officer, after having made due inquiries certify —

(*a*) having made an inspection of the share register, that transfers *~~have~~/have not been registered since the date of *the last annual return~~/the incorporation of the company;~~

*(*b*) that the company being a private company has not since the date of ~~*incorporation of the company/~~the last annual return issued any invitation to the public to subscribe for any shares in or debentures of the company or to deposit moneys for fixed periods or payable at call; and

*(~~*c*) that the company is a private company and its members exceed 50 but the excess of members above 50 (counting joint holders of shares as one person) consist wholly of persons who are in the employment of the company or of its subsidiary(ies) or persons who while previously in the employment of the company or of its subsidiary(ies) were and thereafter have continued to be members of the company.~~

(2) This certificate was completed and signed by me on: 28 May 2002

Signature of officer

*Delete where inapplicable.

Form AR Continuation Sheet 4

FORM
AR

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(*a*) Name (*b*) Residential Address	(*c*) NRIC/Passport No (*d*) Nationality	(*e*) Date of Appointment (*f*) Occupation
Directors		
(a) Ng Ah Hua (b) 41 Begonia Drive Singapore 809899	(c) S1635840A (d) Singaporean	(e) 01.11.1995 (f) Director
(a) Ng Teck Lee (b) 97 Paya Lebar Crescent Singapore 536181	(c) S1776129C (d) Singaporean	(e) 24.08.1995 (f) Director
(a) Seow Siew Lan (b) 683 Tessensohn Road #04-123 Singapore 210683	(c) S1792093F (d) Singaporean	(e) 16.04.2002 (f) Executive Director
Manager (if any)		
NIL		
Secretary(ies)		
(a) Lai Wee Ngen (b) 3 Mount Sophia #08-00 Singapore 228450	(c) S2001671Z (d) Singaporean	(e) 21.01.1999 (f) Advocate & Solicitor

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm: Deloitte & Touche

(*b*) Address: 95 South Bridge Road #09-00
Pidemco Centre
Singapore 058717

(*c*) Date of appointment: 23 July 2001

Form AR Continuation Sheet 5

FORM
AR

11 LIST OF SHAREHOLDERS

(Please use continuation sheets if space provided is insufficient)

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

List of persons holding shares on the abovementioned date of this Annual Return and an account of the shares so held are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) No and class of shares held (Please specify if class of shares is other than Ordinary, i.e. Preference/Others)
(a) Ng Ah Hua (b) 41 Begonia Drive Singapore 809899 (c) S1635840A (d) Singaporean	(e) 3,420,000
(a) Ng Teck Lee (b) 97 Paya Lebar Road Singapore 536181 (c) S1776129C (d) Singaporean	(e) 1,980,000
(a) Lai Wee Ngen (b) 3 Mount Sophia #08-00 Singapore 228450 (c) S2001671Z (d) Singaporean	(e) 300,000
(a) Ng Teck Boon (b) Blk 660 Choa Chu Kang Crescent #19-85 Singapore 680660 (c) S6833098Z (d) Singaporean	(e) 300,000

Form AR Continuation Sheet 6
(Non-exempt private companies to disregard this sheet and to use the other *continuation sheet 6*)

FORM
AR

12 CERTIFICATE TO BE GIVEN BY AN EXEMPT PRIVATE COMPANY UNDER THE EIGHTH SCHEDULE

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

(1) (*a*) Name of director signing this certificate: Ng Ah Hua
(*b*) *NRIC/Passport No: S1635840A Nationality: Singaporean
(*c*) Address: 41 Begonia Drive Singapore 809899

(2) (*a*) Name of secretary signing this certificate: Lai Wee Ngen
(*b*) *NRIC/Passport No: S2001671Z Nationality: Singaporean
(*c*) Address: 3 Mount Sophia #08-00
Singapore 228450

(3) (*a*) Name of auditor signing this certificate: Loi Chee Keong
(*b*) *NRIC/Passport No: S1624530E Nationality: Singaporean
(*c*) Name of company/firm: Deloitte & Touche
(*d*) Address: 95 South Bridge Road #09-00
Pidemco Centre Singapore 058717

(4) We, the abovenamed persons, hereby certify that, to the best of our knowledge and belief —
(*a*) the company is and has at all relevant times been an exempt private company as defined under section 4 (1) of the Companies Act;
(*b*) a duly audited profit and loss account and balance sheet made up to the date stated in the Annual Return which comply with the requirements of the Act have been laid before the company in general meeting on the date stated in the Annual Return; and
(*c*) as at the date to which the profit and loss account has been made up the company appeared to have been able to meet its liabilities as and when they would fall due.

(5) This certificate was completed and signed by us on: 28 May 2002

Signature of director   Signature of secretary   Signature of auditor

13 DECLARATION BY THE OFFICER MAKING THIS ANNUAL RETURN

This Annual Return was completed and signed by me on: 28 May 2002

Name of officer making return: Lai Wee Ngen
*NRIC/Passport No: S2001671Z Nationality: Singaporean
Address: 3 Mount Sophia #08-00
Singapore 228450

Tel. No: 63366533

Designation in the abovenamed company: Secretary

Signature of officer making return

*Delete where inapplicable.

Printed by Government Printers

25 MAY 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 136 (1)

MEMORANDUM OF SATISFACTION OF REGISTERED CHARGE

FORM 41

03 JAN 23 AM 7:21



Folio No 84

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

The abovenamed company hereby gives notice that the * Deed of Debenture ....

dated 17th June 1999 ......, registered on 14th July 1999 .... and numbered 199902709 .... in the Register of Charges, created by the company in favour of First Commercial Bank .... for securing all monies as stated therein .... was, on 26th April 2002 .... ~~20~~ , paid or satisfied †‡in full/ ~~to the extent of~~ .... ~~dollars.~~

Dated this 26 day of April 20 02 .

The common seal of the abovenamed company)
was affixed hereto in the presence of —)

Signature: ....

Name of ‡Director/Secretary: Ng Ah Hua

Signature: ....

Name of ‡Director/Secretary: Ng Teck Lee

The abovenamed chargee hereby state and confirm that the charge, particulars of which are given above, was paid or satisfied as stated above.

Dated this 26 day of April 20 02

FIRST COMMERCIAL BANK
SINGAPORE

Signature of authorised representative of abovenamed chargee: Authorized Signature

Name of authorised representative of the abovenamed chargee: Mr. WuTzyy-Arng
VP And Acting General Manager

* Insert description of instrument creating or evidencing the charge, eg "trust deed", "mortgage", "debenture".
† Statement by the chargee of the payment, satisfaction, release or ceasing referred to in section 136 (1).
‡ Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Shook Lin & Bok	Date of Registration:
Address: 1 Robinson Road #18-00, AIA Tower, Singapore 048542	Receipt No: 24 MAY 2002
A/c No: Tel No: 6535 1944	Checked By: 2 2 1702
Fax No: 6535 8577	

25 MAY 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 136 (1)

MEMORANDUM OF SATISFACTION OF REGISTERED CHARGE

FORM 41

Folio No 85

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

The abovenamed company hereby gives notice that the * Mortgage dated 19th November 1999, registered on 15th December 1999 and numbered 199905535 in the Register of Charges, created by the company in favour of First Commercial Bank for securing all monies as stated therein was, on 26th April 2002 ~~20~~, paid or satisfied †‡in full/ ~~to the extent of~~ ~~dollars.~~

Dated this 26 day of April 20 02

The common seal of the abovenamed company was affixed hereto in the presence of —

Signature: ....

Name of ‡Director/Secretary: Ng Ah Hua

Signature: ....

Name of ‡Director/Secretary: Ng Teck Lee

The abovenamed chargee hereby state and confirm that the charge, particulars of which are given above, was paid or satisfied as stated above.

Dated this 26 day of April 20 02

FIRST COMMERCIAL BANK

Signature of authorised representative of abovenamed chargee: ~~Authorised Signature~~

Name of authorised representative of the abovenamed chargee: Mr. Wu Tzyy Arng / VP And Acting General Manager

* Insert description of instrument creating or evidencing the charge, eg "trust deed", "mortgage", "debenture".
† Statement by the chargee of the payment, satisfaction, release or ceasing referred to in section 136 (1).
‡ Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Shook Lin & Bok	Date of Registration:
Address: 1 Robinson Road #18-00 AIA Tower, Singapore 048542	Receipt No: 24 MAY 2002
A/c No: Tel No: 6535 1944	Checked By: 225702 T
Fax No: 6535 8577	

25 MAY 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 136 (1)

MEMORANDUM OF SATISFACTION OF REGISTERED CHARGE

FORM 41

Folio No 86

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

The abovenamed company hereby gives notice that the * Deed of Assignment ....

dated 17th June 1999 ...., registered on 14th July 1999 ....

and numbered 199902708 .... in the Register of Charges, created by the company in favour of First Commercial Bank ....

for securing all monies as stated therein ....

was, on 26th April 2002 .... ~~20~~ , paid or satisfied †‡in full/ ~~to the extent of~~

.... ~~dollars.~~

Dated this .... 26 .... day of ..... April 20 02

The common seal of the abovenamed company)
was affixed hereto in the presence of —)

Signature: ....

Name of ‡Director/Secretary: ...... Ng Ah Hua

Signature: ....

Name of ‡Director/Secretary: .... Ng Teck Lee

The abovenamed chargee hereby state and confirm that the charge, particulars of which are given above, was paid or satisfied as stated above.

Dated this........ 26 .... day of ...... April 20 02

FIRST COMMERCIAL BANK
SINGAPORE

Signature of authorised representative of abovenamed chargee: .... Authorized Signature

Name of authorised representative of the abovenamed chargee: Mr. Wu Tzyy-Arng VP And ActingGeneral Manager

---

* Insert description of instrument creating or evidencing the charge, eg "trust deed", "mortgage", "debenture".
† Statement by the chargee of the payment, satisfaction, release or ceasing referred to in section 136 (1).
‡ Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Shook Lin & Bok	Date of Registration: 24 MAY 2002
Address: 1 Robinson Road #18-00 AIA Tower, Singapore 048542	Receipt No:
A/c No: Tel No: 6535 1944	Checked By: 22/5/02 T
Fax No: 6535 8577	

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM 45

Folio No.

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

I, ... Seow Siew Lan ... (Name) of

Blk 683 Tessensohn Road #04-123 Singapore 210683 ... (Address),

*NRIC/Passport No: .. S1792093F ... hereby consent to act as executive director of the abovenamed company with effect from ... 16 April 2002 ... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM 45

Folio No.

Name of Company : Citiraya Industries Pte Ltd

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

~~. . . . .~~
~~(state language/dialect)~~

~~by . . . .~~
~~(state name)~~

~~NRIC NO: . . . .~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

. . . . TAN YING WEE

Name of *~~Notary Publ~~ic/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this . 29th . . . . day of . . . . April . . . . ~~19~~. 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : William Lai & Alan Wong	Date of Registration : 30 APR 2002
Address : 19 Cecil Street Singapore 049704	Receipt No :
A/c No : Tel No : 3366533	Checked By : 196377
Fax No : 3370906	

Printed by Government Printers

THE COMPANIES ACT
(CHAPTER 50)
Sections 146 (1), 173 (6) and 205

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS, SECRETARIES AND AUDITORS AND CHANGES OF PARTICULARS

FORM 49

Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

83

The *particulars/changes of particulars are as follows:

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
† Executive Director (a) Seow Siew Lan (b) Blk 683 Tessensohn Road #04-123 Singapore 210683	(c) S1792093F (d) Singaporean (e) Executive Director	(f) Appointed on 16 April 2002

Dated 29 April 2002

Signature: ....

This Form consists of this page *and ___ continuation sheet(s).

Name of *Director/~~Secretary~~: Ng Ah Hua

*Delete where inapplicable.
†Insert headings, ie, Directors, Managers, Secretaries or Auditors

Note: Attach Annexes for particulars of other directorships of public companies or their subsidiaries in Singapore. Changes in respect of NRIC/Passport No and address notified herein will be updated by the Registry in all other companies of which the above persons are officers and shareholders. Auditors need only give their firm's name address.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: William Lai & Alan Wong	Date of Registration: 30 APR 2002
Address: 19 Cecil Street Singapore 049704	Receipt No:
A/c No: Tel No: 3366533	Checked By: 19
Fax No: 3370906	6377

Printed by Government Printers

14 MAY 2002

FORM 40
THE COMPANIES ACT, CAP. 50
SECTION 134(2)

COMPANY NO.

199206445M

CERTIFICATE OF REGISTRATION OF CHARGE

THIS IS TO CERTIFY THAT A CHARGE/DEBENTURE DATED 26/04/2002 CREATED/EXECUTED BY CITIRAYA INDUSTRIES PTE LTD IN FAVOUR OF UNITED OVERSEAS BANK LIMITED TO SECURE THE AMOUNT STATED IN THE STATEMENT OF PARTICULARS LODGED WITH THIS CHARGE/DEBENTURE HAS THIS DAY BEEN REGISTERED AND NUMBERED 200202098 IN THE REGISTER OF CHARGES.

GIVEN UNDER MY HAND AND SEAL ON 08/05/2002.


REGISTRAR OF COMPANIES & BUSINESSES
MAJULAH SINGAPURA
SINGAPORE

S[illegible]PENA TAN (MRS)
[illegible] REGISTRAR OF COMPANIES AND BUSINESSES
SINGAPORE

THE COMPANIES ACT
(CHAPTER 50)
Sections 131 (1), (4), (5) and 133 (1)

STATEMENT OF PARTICULARS IN RESPECT OF CHARGE

FORM
34

Folio No

Name of Company: Citiraya Industries Pte Ltd (the "**Company**")



Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

1 The charge is given by the abovenamed company.

2 The date of the creation of this charge is: 26 April 2002

3 The name(s) and address(es) of the person(s) entitled to the charge is/are:

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
(the "**Lender**")

4 The description of the instrument creating or evidencing the charge is:

A mortgage dated 26 April 2002 executed by the Company in favour of the Lender (the "**Mortgage**").

20020209 8
- 8 MAY 2002

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Shook Lin & Bok	Date of Registration:
Address: 1 Robinson Road #18-00 AIA Tower, Singapore 048542	Receipt No:
A/c No: Tel No: 6533 1944	Checked By:
Fax No: 6535 8577	

Form 34 Continuation Sheet 1

FORM
34
Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

5 The amount secured by this charge is: Please see Annex A.

6 A short description of the property(ies) securing the charge is/are:
the whole of Lot 2208T of Mukim 7, Singapore comprised in the Certificate of Title Vol. 505 Folio 53 (the "**Mortgaged Property**").

Form 34 Continuation Sheet 2

FORM
34

Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

7 Some of the restrictions or prohibitions, if any on the company in connection with the charge:

1. The Company will not sell, transfer, lease, let, licence or agree to part with possession of the Mortgaged Property or any part thereof nor accept the surrender of any lease, tenancy or licence without the prior written consent of the Lender.

2. The Company will not without the prior consent in writing of the Lender create or make or suffer to subsist any further or subsequent mortgage charge or other encumbrance whatsoever (fixed or floating) over the Mortgaged Property or any part thereof.

There are other important terms and conditions in the Mortgage which may affect the rights of any person dealing with the Company. Full reference should be made to the Mortgage which is available for inspection as described in Item 9 below.

8 Some salient covenants or terms and conditions in the instrument of charge:

Please refer to the Mortgage.

There are other important terms and conditions in the Mortgage which may affect the rights of any person dealing with the Company. Full reference should be made to the Mortgage which is available for inspection as described in Item 9 below.

9 The instrument of charge or a copy thereof is kept at the registered office of the company and is open to the inspection of any creditor or member of the company without fee.

Dated this 2nd day of May 2002

Signature: ....

Name of Director/~~Secretary/~~
~~Agent~~ in Singapore: Ng Ah Hua

*Delete where inapplicable.

Form 34 Continuation Sheet 3

Name of Company : Citiraya Industries Pte Ltd

Company No : 199206445M

Annex A

(1)(a) all sums of money which shall be owing or remain unpaid to the Lender by the Company on the Account or otherwise in any manner howsoever and whether in respect of moneys advanced or paid to or for the use of the Company on before or after the execution of the Mortgage or in respect of any loan or other banking facilities of such nature and amount as many have been or may be from time to time advanced by the Lender to the Company pursuant to the terms and conditions of the Facility Letter or in respect of cheques bills notes or other negotiable instruments signed drawn accepted or indorsed by or on behalf of the Company and discounted paid or held by the Lender in the course of business or otherwise or in respect of letters of credit trust receipts guarantees indemnities or other documents or instruments established opened given or made by the Lender for or at the request of the Company or signed by the Company and held by the Lender or in respect of any money or liability whatsoever whether present or future, actual or contingent which the Company shall be liable to the Lender in any manner howsoever and whether as principal or as surety including (but without prejudice to the generality of the foregoing) all usual and customary commission discount and banker's charges and also stamp duty legal costs charges and expenses incurred by the Lender in relation to the preparation execution completion and registration of the Mortgage and also in relation to the realisation or enforcement of the security such legal costs charges and expenses to be paid on a full indemnity basis together with interest in all cases aforesaid to date of full payment;

(b) all interest (as well after as before any demand or judgment or the liquidation / bankruptcy death or insanity of the Company or the cessation or closure of the Account or any other account) on principal moneys commission fees charges costs expenses and all other moneys from time to time owing or remaining unpaid at such rates per annum as stated in the Facility Letter or at such other rate as the Lender may determine from time to time and calculated with monthly or annual rests or such other periodic rests as may be specified under the terms relating to any facility granted by the Lender, until full payment is received by the Lender;

(c) all additional interest on any overdue amounts and on amounts overdrawn in excess of the approved limit of utilisation at such rate(s) as the Lender may decide and calculated in the manner applicable to the facility in question;

(d) all redrawings and reborrowings in respect of any part of any loan repaid or prepaid or left undrawn on such terms and conditions as the Lender may stipulate; and

(e) all moneys and liabilities owing to the Lender from time to time in connection with further advances made or credit given in instalments or on a current, revolving or continuing account or otherwise or any other credit or banking facilities or accommodation whatsoever from time to time by the Lender to the Company whether alone or jointly or jointly with any other person or under whatever style name or form.

Director: Ng Ah Hua

Form 34 Continuation Sheet 4

Name of Company : Citiraya Industries Pte Ltd

Company No : 199206445M

In this Form 34:

Account

means any accounts (current, revolving, continuing or otherwise) which the Company whether alone or jointly or jointly with any other person or under whatever style name or form may now or hereafter have with the Lender whether in Singapore or elsewhere.

Facility Letter

means any facility letter or agreement as revised amended or supplemented from time to time.

Director: Ng Ah Hua

THE COMPANIES ACT
(CHAPTER 50)
Section 131 (1)

AFFIDAVIT VERIFYING EXECUTION OF CHARGE CREATED BY COMPANY AND CORRECTNESS OF STATEMENT

FORM
33

Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

I, Ng Ah Hua, of 41 Begonia Drive Singapore 809899 *NRIC/Passport No. S1635840A make oath and say as follows:

1 I am † the Director the abovenamed company.

2 I was present and did see the execution by the abovenamed company of ‡ a Mortgage dated 26 April 20 02 in favour of United Overseas Bank Limited, the seal of the abovenamed company being duly affixed thereto in my presence on 26 April 20 02.

3 The instrument of charge was duly stamped for the requisite fee.

4 I hereby certify that the

*Statement of Particulars In Respect of Charge (Form 34)

~~*Statement containing Particulars of a Series of Debentures (Form 35)~~

~~*Particulars when more than 1 issue is made of debentures in a series (Form 36)~~

dated 2 May 2002 is correct.

* Delete where inapplicable.
† Insert "the secretary of", "a director of", "the solicitor for" (or as the case may be).
‡ Insert description of instrument creating or evidencing the charge, eg "a trust deed", "a mortgage", "a debenture".

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Shook Lin & Bok	Date of Registration: 8 MAY 2002
Address: 1 Robinson Road #18-00 AIA Tower, Singapore 048542	Receipt No: 20
A/c No: Tel No: 6535 1944 Fax No: 6535 8577	Checked By: N

Form 33 Continuation Sheet 1

FORM 33

Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

5 *(a) ~~I confirm that the instrument of charge to be produced to the Registrar for his inspection is the instrument that was duly executed by the company in favour of the abovenamed chargee on the date stated above.~~

*(b) I have compared the copy of the instrument of charge produced to the Registrar for his inspection with the original instrument and confirm that it is true and correct copy of that instrument that was duly executed by the company in favour of the abovenamed chargee on the date stated above.

Sworn/affirmed at Singapore)
this 2nd day)
of May 20 02)

Signature: ....

Before me —

Signature: ....

COMMISSIONER FOR OATHS
Lee Ping
C2002/0505
1 Apr 2002 - 31 Mar 2003
SINGAPORE

Name of Commissioner for Oaths/Notary Public

* Delete where inapplicable.

14 MAY 2002

FORM 40
THE COMPANIES ACT, CAP. 50
SECTION 134(2)

COMPANY NO.

199206445M

CERTIFICATE OF REGISTRATION OF CHARGE

THIS IS TO CERTIFY THAT A CHARGE/DEBENTURE DATED 26/04/2002 CREATED/EXECUTED BY CITIRAYA INDUSTRIES PTE LTD IN FAVOUR OF UNITED OVERSEAS BANK LIMITED TO SECURE THE AMOUNT STATED IN THE STATEMENT OF PARTICULARS LODGED WITH THIS CHARGE/DEBENTURE HAS THIS DAY BEEN REGISTERED AND NUMBERED 200202099 IN THE REGISTER OF CHARGES.

GIVEN UNDER MY HAND AND SEAL ON 08/05/2002.


REGISTRAR OF COMPANIES & BUSINESSES
MAJULAH SINGAPURA
SINGAPORE

SERENA TAN(MRS)
SENIOR ASST REGISTRAR OF COMPANIES AND BUSINESSES
SINGAPORE

THE COMPANIES ACT
(CHAPTER 50)
Sections 131 (1), (4), (5) and 133 (1)

STATEMENT OF PARTICULARS IN RESPECT OF CHARGE

FORM
34

Folio No

Name of Company: Citiraya Industries Pte Ltd (the "**Company**")

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

1 The charge is given by the abovenamed company.

2 The date of the creation of this charge is: 26 April 2002

3 The name(s) and address(es) of the person(s) entitled to the charge is/are:

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
(the "**Lender**")

4 The description of the instrument creating or evidencing the charge is:

A deed of assignment dated 26 April 2002 (the "**Deed of Assignment**") and a mortgage in escrow both executed by the Company in favour of the Lender.

20020209
- 6 MAY 2002

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: Shook Lin & Bok	Date of Registration:
Address: 1 Robinson Road #18-00 AIA Tower, Singapore 048542	Receipt No:
A/c No: Tel No: 6533 1944	Checked By:
Fax No: 6535 8577	

FORM

34

Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

5 The amount secured by this charge is: Please see Annex A.

6 A short description of the property(ies) securing the charge is/are:

All that piece of land known as Private Lot A13219 also known as Government survey Lot 2679X of Mukim 6, Peng Kang and situated in the Republic of Singapore as shown on the plan annexed to the Building Agreement dated 15 December 1994 and estimated to contain an area of 4,278 square metres more or less subject to survey together with the factory building erected thereon and known as 38 Kian Teck Drive, Singapore (the "**Mortgaged Property**").

Form 34 Continuation Sheet 2

FORM 34

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

Folio No

7 Some of the restrictions or prohibitions, if any on the company in connection with the charge:

The Company shall not without the prior written consent of the Lender assign mortgage or otherwise dispose of any estate rights title and interest in the Mortgaged Property or agree or purport to do the same or raise money on the security of the Company's rights in the Mortgage Property or deal with the same in any manner whatsoever.

There are other important terms and conditions in the Deed of Assignment which may affect the rights of any person dealing with the Company. Full reference should be made to the Deed of Assignment which is available for inspection as described in Item 9 below.

8 Some salient covenants or terms and conditions in the instrument of charge:

Please refer to the Deed of Assignment.

There are other important terms and conditions in the Deed of Assignment which may affect the rights of any person dealing with the Company. Full reference should be made to the Deed of Assignment which is available for inspection as described in Item 9 below.

9 The instrument of charge or a copy thereof is kept at the registered office of the company and is open to the inspection of any creditor or member of the company without fee.

Dated this 2nd day of May 2002

Signature: ....

Name of Director/~~Secretary/~~ ~~Agent~~ in Singapore: Ng Ah Hua

*Delete where inapplicable.

Form 34 Continuation Sheet 3

Name of Company : Citiraya Industries Pte Ltd

Company No : 199206445M

Annex A

(1)(a) all sums of money which shall be owing or remain unpaid to the Lender by the Company on the Account or otherwise in any manner howsoever and whether in respect of moneys advanced or paid to or for the use of the Company on before or after the execution of the Assignment or in respect of any loan or other banking facilities of such nature and amount as many have been or may be from time to time advanced by the Lender to the Company pursuant to the terms and conditions of the Facility Letter or in respect of cheques bills notes or other negotiable instruments signed drawn accepted or indorsed by or on behalf of the Company and discounted paid or held by the Lender in the course of business or otherwise or in respect of letters of credit trust receipts guarantees indemnities or other documents or instruments established opened given or made by the Lender for or at the request of the Company or signed by the Company held by the Lender or in respect of any money or liability whatsoever whether present or future, actual or contingent which the Company shall be liable to the Lender in any manner howsoever and whether as principal or as surety including (but without prejudice to the generality of the foregoing) all usual and customary commission discount and banker's charges and also stamp duty legal costs charges and expenses incurred by the Lender in relation to the preparation execution completion and registration of the Assignment and also in relation to the realisation or enforcement of the security such legal costs charges and expenses to be paid on a full indemnity basis together with interest in all cases aforesaid to date of full payment;

(b) all interest (as well after as before any demand or judgment or the liquidation cessation bankruptcy death or insanity of the Company or the cessation or closure of the Account or any other account) on principal moneys commission fees charges costs expenses and all other moneys from time to time owing or remaining unpaid at such rates per annum as stated in the Facility Letter or at such other rate as the Lender may determine from time to time and calculated with monthly/annual rests or such other periodic rests as may be specified under the terms relating to any facility granted by the Lender, until full payment is received by the Lender;

(c) all additional interest on any overdue amounts and on amounts overdrawn in excess of the approved limit of utilisation at such rate(s) as the Lender may decide and calculated in the manner applicable to the facility in question; and

(d) all redrawings and reborrowings in respect of any part of any loan on such terms and conditions as the Lender may stipulate.

Director: Ng Ah Hua

Form 34 Continuation Sheet 4

Name of Company : Citiraya Industries Pte Ltd

Company No : 199206445M

In this Form 34:

Account

means any accounts (current, revolving, continuing or otherwise) which the Company whether alone or jointly or jointly with any other person or under whatever style name or form may now or hereafter have with the Lender whether in Singapore or elsewhere.

Facility Letter

means any facility letter or agreement as revised amended or supplemented from time to time.

Director: Ng Ah Hua

THE COMPANIES ACT
(CHAPTER 50)
Section 131 (1)

AFFIDAVIT VERIFYING EXECUTION OF CHARGE CREATED BY COMPANY AND CORRECTNESS OF STATEMENT

FORM
33

Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

I, Ng Ah Hua, of 41 Begonia Drive Singapore 809899 *NRIC/Passport No. S1635840A

make oath and say as follows:

1 I am † the Director the abovenamed company.

2 I was present and did see the execution by the abovenamed company of ‡ a Deed of Assignment and Mortgage-in-escrow

dated 26 April 20 02 in favour of United Overseas Bank Limited

, the seal of the abovenamed company being duly affixed thereto in my presence on 26 April 20 02

3 The instrument of charge was duly stamped for the requisite fee.

4 I hereby certify that the

*Statement of Particulars In Respect of Charge (Form 34)

~~*Statement containing Particulars of a Series of Debentures (Form 35)~~

~~*Particulars when more than 1 issue is made of debentures in a series (Form 36)~~

dated 2 May 2002 is correct.

* Delete where inapplicable.
† Insert " the secretary of", "a director of", "the solicitor for" (or as the case may be).
‡ Insert description of instrument creating or evidencing the charge, eg "a trust deed", "a mortgage", "a debenture".

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Shook Lin & Bok	Date of Registration:
Address: 1 Robinson Road #18-00, AIA Tower, Singapore 048542	Receipt No: 8 MAY 2002
A/c No: Tel No: 6535 1944	Checked By: 20 [signature] N
Fax No: 6535 8577	

Form 33 Continuation Sheet 1

FORM 33

Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

5 *(*a*) ~~I confirm that the instrument of charge to be produced to the Registrar for his inspection is the instrument that was duly executed by the company in favour of the abovenamed chargee on the date stated above.~~

*(*b*) I have compared the copy of the instrument of charge produced to the Registrar for his inspection with the original instrument and confirm that it is true and correct copy of that instrument that was duly executed by the company in favour of the abovenamed chargee on the date stated above.

Sworn/affirmed at Singapore)
this 2nd day)
of May 20 02)

Signature: ....

Before me —

Signature: ....

COMMISSIONER FOR OATHS
Lee Ping
C2002/0505
1 Apr 2002 - 31 Mar 2003
SINGAPORE

Name of Commissioner for Oaths/Notary Public

* Delete where inapplicable.

14 MAY 2002

FORM 40
THE COMPANIES ACT, CAP. 50
SECTION 134(2)

COMPANY NO.

199206445M

CERTIFICATE OF REGISTRATION OF CHARGE

THIS IS TO CERTIFY THAT A CHARGE/DEBENTURE DATED 26/04/2002 CREATED/EXECUTED BY CITIRAYA INDUSTRIES PTE LTD IN FAVOUR OF UNITED OVERSEAS BANK LIMITED TO SECURE THE AMOUNT STATED IN THE STATEMENT OF PARTICULARS LODGED WITH THIS CHARGE/DEBENTURE HAS THIS DAY BEEN REGISTERED AND NUMBERED 200202100 IN THE REGISTER OF CHARGES.

GIVEN UNDER MY HAND AND SEAL ON 08/05/2002.


REGISTRAR OF COMPANIES & BUSINESSES
MAJULAH SINGAPURA
SINGAPORE

SERENA TAN(MRS)
SENIOR ASST REGISTRAR OF COMPANIES AND BUSINESSES
SINGAPORE

THE COMPANIES ACT
(CHAPTER 50)
Sections 131 (1), (4), (5) and 133 (1)

STATEMENT OF PARTICULARS IN RESPECT OF CHARGE

FORM
34

Folio No



81

Name of Company: Citiraya Industries Pte Ltd (the "**Company**")

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

1 The charge is given by the abovenamed company.

2 The date of the creation of this charge is: 26 April 2002

3 The name(s) and address(es) of the person(s) entitled to the charge is/are:

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
(the "**Lender**")

4 The description of the instrument creating or evidencing the charge is:

A deed of debenture creating a fixed and floating charge over all of the assets and properties of the Company dated 26 April 2002 executed by the Company in favour of the Lender (the "**Debenture**").

200202100
- 8 MAY 2002

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: Shook Lin & Bok	Date of Registration:
Address: 1 Robinson Road #18-00 AIA Tower, Singapore 048542	Receipt No: 8 MAY 2002
A/c No: Tel No: 6533 1944	Checked By: 28 N
Fax No: 6535 8577	

Form 34 Continuation Sheet 1

FORM
34
Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

5 The amount secured by this charge is: the Secured Liabilities (as defined below).

6 A short description of the property(ies) securing the charge is/are:
Please see Annex A below.

Form 34 Continuation Sheet 2

FORM
34

Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

7 Some of the restrictions or prohibitions, if any on the company in connection with the charge:

Please see Annex B below.

There are other important terms and conditions in the Debenture which may affect the rights of any person dealing with the Company. Full reference should be made to the Debenture which is available for inspection as described in Item 9 below.

8 Some salient covenants or terms and conditions in the instrument of charge:

Please refer to the Debenture.

There are other important terms and conditions in the Debenture which may affect the rights of any person dealing with the Company. Full reference should be made to the Debenture which is available for inspection as described in Item 9 below.

9 The instrument of charge or a copy thereof is kept at the registered office of the company and is open to the inspection of any creditor or member of the company without fee.

Dated this 2nd day of May 2002

Signature: ....

Name of Director/~~Secretary/~~ ~~Agent~~ in Singapore: Ng Ah Hua

*Delete where inapplicable.

Form 34 Continuation Sheet 3

Name of Company : Citiraya Industries Pte Ltd

Company No : 199206445M

Annex A

(1) (a) all estates or interests in any freehold or leasehold property belonging to it;

(b) all plant and machinery owned by the Company and its interest in any plant or machinery in its possession;

(c) its interest in all the Shares and their Related Rights;

(d) all moneys standing to the credit of any account (including the Receipts Account) with any person and the debts represented by them;

(e) all benefits in respect of the Insurances and all claims and returns of premiums in respect of them;

(f) all of the Company's book and other debts, the proceeds of the same and all other moneys due and owing to the Company and the benefit of all rights, securities and guarantees of any nature enjoyed or held by it in relation to any of the foregoing;

(g) (to the extent that they do not fall within any other sub-paragraph herein) all of the Company's rights and benefits under all contracts and agreements (including any distributorship or similar agreements) entered into by it ("**Contracts**"), any letters of credit issued in its favour and all bills of exchange and other negotiable instruments held by it;

(h) its goodwill;

(i) the benefit of all authorizations (statutory or otherwise) held in connection with its business or the use of any Security Asset specified in any other sub-paragraph herein and the right to recover and receive all compensation which may be payable to it in respect of them;

(j) its uncalled capital; and

(k) its Intellectual Property Rights; and

(l) all its assets not otherwise effectively charged by way of the fixed charge herein stated.

Director: Ng Ah Hua

Form 34 Continuation Sheet 4

Name of Company : Citiraya Industries Pte Ltd

Company No : 199206445M

Annex B

(2) (a) The Company shall not sell, transfer, grant, or lease or otherwise dispose of any Security Asset, except by way of sale at full value in the ordinary course of trade of any Security Asset subject to the floating charge created under Clause 3.1 (Creation of floating charge) of the Debenture.

(b) The Company shall not, and shall procure that each member of the Group shall not create or permit to subsist any Security Interest on any of its assets except with the prior written consent of the Lender.

Director: Ng Ah Hua

Form 34 Continuation Sheet 5

Name of Company : Citiraya Industries Pte Ltd

Company No : 199206445M

In this Form 34:

Account Bank

means a person with whom the Receipts Account is maintained under Clause 8 (Receipts Account) of the Debenture.

Charge

means the Letter of Charge & Set-Off in respect of Fixed Deposits with the Lender executed or to be executed by Ng Ah Hua in favour of the Lender.

Facilities

means all banking, loan and/or credit facilities from time to time made or to be made available by the Lender to the Company.

Finance Documents

means the Security Documents, all of the Bank's facility letters, standard form documents (whether or not executed by the Company) and any other agreement or document made pursuant to or in connection with the Facilities.

Group

means the Company and its Related Corporations.

Guarantees

means:

(a) the personal guarantee signed or to be signed by Ng Ah Hua in favour of the Lender; and

(b) the joint and several guarantee signed or to be signed by Ng Ah Hua and Ng Teck Lee in favour of the Lender.

Insurances

means all contracts and policies of insurance taken out by or on behalf of the Company or (to the extent of its interest) in which the Company has an interest.

Director: Ng Ah Hua

Name of Company : Citiraya Industries Pte Ltd

Company No : 199206445M

Intellectual Property Rights

means all know-how, patents, trade marks, service marks, designs, business names, topographical or similar rights, copyrights and other intellectual property monopoly rights and any interests (including by way of licence) in any of the foregoing (in each case whether registered or not and including all applications for the same).

Mortgage

means the mortgage executed or to be executed by the Company in favour of the Lender.

Obligor

means the Company or any person (other than the Company and the Lender) who are parties to the Security Documents.

Receipts Account

means accounts(s) opened and maintained or to be opened and maintained with an Account Bank in the name of the Company.

Related Corporation

means a related corporation within the meaning of Section 6 of the Companies Act, Chapter 50 of Singapore.

Related Rights

means any dividend or interest paid or payable in relation to any Share and any rights, moneys or property accruing or offered at any time in relation to any Shares by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise.

Secured Liabilities

means:

(a) all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of the Company to the Lender under the Finance Documents and the Facilities; and

(b) all costs and expenses incurred by the Lender in connection with the enforcement of, or the preservation of, its rights against the Obligors.

Director: Ng Ah Hua

Form 34 Continuation Sheet 7

Name of Company : Citiraya Industries Pte Ltd

Company No : 199206445M

Security Assets

means all assets of the Company the subject of any security created by the Debenture.

Security Documents

means the Debenture, the Mortgage, the Charge, the Guarantees and all other documents (including guarantees, indemnities, letters of undertaking or comfort letters) executed by the Company or any third party as security for the Secured Liabilities.

Security Interest

means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

Shares

means all stocks, shares, debentures, bonds or other securities and investments.

Director: Ng Ah Hua

THE COMPANIES ACT
(CHAPTER 50)
Section 131 (1)

AFFIDAVIT VERIFYING EXECUTION OF CHARGE CREATED BY COMPANY AND CORRECTNESS OF STATEMENT

FORM 33

Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

I, Ng Ah Hua, of 41 Begonia Drive Singapore 809899 *NRIC/Passport No. S1635840A make oath and say as follows:

1 I am † the Director the abovenamed company.

2 I was present and did see the execution by the abovenamed company of ‡ a Deed of Debenture dated 26 April 20 02 in favour of United Overseas Bank Limited, the seal of the abovenamed company being duly affixed thereto in my presence on 26 April 20 02.

3 The instrument of charge was duly stamped for the requisite fee.

4 I hereby certify that the

*Statement of Particulars In Respect of Charge (Form 34)

~~*Statement containing Particulars of a Series of Debentures (Form 35)~~

~~*Particulars when more than 1 issue is made of debentures in a series (Form 36)~~

dated 2 May 2002 is correct.

* Delete where inapplicable.
† Insert "the secretary of", "a director of", "the solicitor for" (or as the case may be).
‡ Insert description of instrument creating or evidencing the charge, eg "a trust deed", "a mortgage", "a debenture".

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Shook Lin & Bok	Date of Registration:
Address: 1 Robinson Road #18-00 AIA Tower, Singapore 048542	Receipt No: 8 MAY 2002
A/c No: Tel No: 6535 1944	Checked By: 20
Fax No: 6535 8577	

Form 33 Continuation Sheet 1

FORM 33

Folio No

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

5 *(*a*) ~~I confirm that the instrument of charge to be produced to the Registrar for his inspection is the instrument that was duly executed by the company in favour of the abovenamed chargee on the date stated above.~~

*(*b*) I have compared the copy of the instrument of charge produced to the Registrar for his inspection with the original instrument and confirm that it is true and correct copy of that instrument that was duly executed by the company in favour of the abovenamed chargee on the date stated above.

Sworn/affirmed at Singapore)
this 2nd day) Signature: ....
of May 20 02)

Before me —

Signature: ....

COMMISSIONER FOR OATHS
Lee Ping
C2002/0505
1 Apr 2002 - 31 Mar 2003
SINGAPORE

Name of Commissioner for Oaths/Notary Public

* Delete where inapplicable.

- 3 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)/
The Companies Regulations 1987
‡Sections 17 (7), 26 (2), 30 (4), 31 (1) and (2), 33 (9), 34, 186 (1), 227B (1) and 290 (2)/
Regulations 24 and 66

NOTICE OF RESOLUTION

FORM 11

Folio No 96

Name of Company: Citiraya Industries Pte Ltd

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

At a (general) meeting of the *members/~~creditors/directors~~ of the abovenamed company duly convened and held at 65 Tech Park Crescent Singapore 637787 on 28 May 2002 ~~19~~, the *~~special/~~ ordinary/~~Directors'~~ resolution set out *~~below~~/in the †annexure marked with the letter "A" and signed by me for purposes of identification was *duly passed/~~agreed to~~.

(Set out resolution here if a copy thereof is not annexed).

Please refer to Annexure "A".

Name(s) of person(s) who signed *this/these resolution(s)/minute(s) was/were: Ng Ah Hua

The designation of the person signing the resolution(s) in the abovenamed company is: Director/Chairman of the Meeting

Dated this ...... day of 28 MAY 2002 ~~19~~

Signature: [signature]

Name of *~~Director~~/Secretary: Lai Wee Ngan

‡ Delete whichever references to sections are inapplicable.
* Delete where inapplicable.
† Where a copy of the resolution is annexed, the annexure is to be endorsed as follows: "This is the annexure marked "A" referred to in the notice of resolution signed by me on the ...... day of .... 19 ....."

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: William Lai & Alan Wong	Date of Registration: 4 JUN 2002
Address: 19 Cecil Street Singapore 049704	Receipt No:
A/c No: Tel No: 3366533 Fax No: 3370906	Checked By: 23 IN 6236

Annexure "A"

Name of Company : Citiraya Industries Pte Ltd
Company No : 199206445M

This is the annexure marked "A" referred to in the notice of the resolution signed by me on the 28th day of May 2002.

Signature : ....

Name of Secretary: Lai Wee Ngen

ORDINARY RESOLUTION

Issue of Shares

Resolved-

That subject always to the Companies Act (Cap 50), Articles of Association of the Company and other governmental/regulatory bodies where such approval is necessary, full authority be and is hereby given to the Directors pursuant to Section 161 of the Companies Act to issue shares of the Company in such numbers and to such persons and for such consideration as they think fit; such authority to continue in force until the conclusion of the Annual General Meeting commencing next after the date hereof.

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: CITIRAYA INDUSTRIES PTE LTD

Company No: 199206445M

Name of person lodging this form: Laurel Lim Jeok

*NRIC/Passport No: S7533390/J

Address: 7 Pandan Valley, #11-503
Singapore 597631

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Articles of Association

(2) Date of document: with effect from conversion into public company

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 13 June 2002

Signature of person making lodgment

LAUREL LIM JEOK
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration: 14 JUN 2002
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No: 25 0813 T
A/c No: Fax No: 6535 8577	Checked By:

THE COMPANIES ACT (CAP.50)

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION*

OF

CITIRAYA INDUSTRIES LTD

PRELIMINARY

1. The regulations in Table A in the Fourth Schedule to the Companies Act, Chapter 50 (as amended) shall not apply to the Company.

2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

"the Act"	The Companies Act, Chapter 50 (as amended from time to time).
"book-entry securities"	Listed securities:- (a) documents of title to which are deposited by a Depositor with the CDP and are registered in the name of the CDP or its nominee; and

---

* Adopted, to take effect from the date of conversion of the Company into a public company, by a Special Resolution passed on 13 June 2002. The Company became a public company upon the issue of a Certificate Of Incorporation On Conversion To A Public Company by the Registrar of Companies in Singapore.

	(b) which are transferable by way of book-entry in the Depository Register and not by way of an instrument of transfer.
"CDP"	The Central Depository (Pte) Limited established by the Designated Stock Exchange or any other corporation appointed by the Minister as a depository company or corporation for the purpose of the Act, which as bare trustee operates the Central Depository System for the holding and transfer of book-entry securities.
"the Company"	CITIRAYA INDUSTRIES LTD
"Depositor"	A Depository Agent or a Direct Account Holder to the balance of whose Securities Account any shares are credited, but excluding a Sub-Account Holder.
"Depository Agent"	A member company of the Singapore Exchange Securities Trading Limited, a trust company (registered under the Trust Companies Act, Chapter 336), a banking corporation or merchant bank (approved by the Monetary Authority of Singapore under the Monetary Authority of Singapore Act, Chapter 186), or any other person or body approved by CDP who or which:- (a) performs services as a depository agent for sub-account holders in accordance with the terms of a depository agent agreement entered into between CDP and the Depository Agent; (b) deposits book-entry securities with CDP on behalf of the sub-account holders; and (c) establishes an account in its name with CDP.
"Depository Register"	A register maintained by CDP in respect of book-entry securities.
"Designated Stock Exchange"	The Singapore Exchange Securities Trading Limited for so long as the shares of the Company are listed and quoted on the Singapore Exchange Securities Trading Limited or such other stock exchange in respect of which the shares of the Company are listed or quoted.

"Direct Account Holder"	A person who has a securities account directly with CDP and not through a Depository Agent.
"Directors"	The directors of the Company for the time being, as a body or as a quorum present at a meeting of directors.
"in writing"	Written or produced by any substitute for writing or partly one and partly the other.
"market day"	A day on which the Singapore Exchange Securities Trading Limited is open for trading in securities.
"Managing Director"	Any person appointed by the Directors to be managing director or executive chairman of the Company.
"month"	Calendar month.
"Office"	The registered office of the Company for the time being.
"Paid"	Paid or credited as paid.
"These presents"	These Articles of Association as from time to time amended.
"Register of Members"	The Company's register of members.
"Seal"	The common seal of the Company.
"Secretary"	Any person appointed by the Directors to perform any of the duties of the Secretary or where two or more persons are appointed to act as Joint Secretaries any one of those persons.
"Securities Account"	The securities account maintained by a depositor with CDP.
"Statutes"	The Act and every other written law for the time being in force concerning companies and affecting the Company.
"year"	Calendar year.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Subject as aforesaid, any words or expression defined in the Act or the Interpretation Act, Chapter 1 shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

AUTHORIZED SHARE CAPITAL

3. (A) The authorized share capital of the Company is S$50,000,000.00 divided into 2,000,000,000 shares of S$0.025 each.

(B) The Company may purchase or otherwise acquire its issued shares subject to and in accordance with the provisions of the Act and any other relevant rule, law, regulation or guidelines enacted, promulgated or issued by any relevant competent authority (including the Designated Stock Exchange (if applicable)) from time to time (hereafter, the "Relevant Laws"), on such terms and subject to such conditions as the Company may in general meeting prescribe in accordance with the Relevant Laws. Any shares purchased or acquired by the Company as aforesaid shall be dealt with in accordance with the Relevant Laws.

ISSUE OF SHARES

4. (A) Subject to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting pursuant to Section 161 of the Act, but subject thereto and the terms of such approval, and to Article 5, and to any special rights attached to any shares for the time being issued, the Directors may allot (with or without conferring a right of renunciation) or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and whether or not subject to the payment of any part of the amount thereof in cash or otherwise as the Directors may think fit, and any shares may, subject to compliance with Sections 70 and 75 of the Act, be issued with such preferential, deferred, qualified or special rights, privileges, conditions or restrictions, whether as regards dividend, return of capital, participation in surplus, voting, conversion or otherwise, as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors in accordance with the Act, Provided Always that:-

(a) no shares shall be issued to transfer a controlling interest in the Company without the specific prior approval of the Company in General Meeting; and

(b) no shares shall be issued at a discount or options granted over unissued shares except in accordance with the Act.

(B) The Directors may, at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder, recognize a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

(C) Except so far as otherwise provided by the conditions of issue or by these presents, all new shares shall be issued subject to the provisions of the Statutes and of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture or otherwise.

5. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting and as permitted by the rules of the Designated Stock Exchange, all new shares shall before issue be offered to such persons who as at the date (as determined by the Directors) of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 5(A).

(B) The Company may, notwithstanding Article 5(A) above, authorize the Directors not to offer new shares to members to whom by reason of foreign securities laws, such offers may not be made without registration of the shares or a prospectus or other document, but to sell the entitlements to the new shares on behalf of such members on such terms and conditions as the Company may direct.

6. The Company may exercise the power of paying commissions in respect of subscription for shares which is conferred by the Act to the full extent thereby permitted, Provided Always that the amount or rate of the commissions paid or agreed to be paid and the number of shares to be subscribed for absolutely shall be disclosed in the manner required by the Act, in the relevant prospectus, statement, circular or notice as the case may be. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful subject to disclosure of the amount or rate thereof in the manner required by the Act in the relevant prospectus, statement, circular or notice as the case may be.

7. Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of that share capital as is for the time being paid up for the period and charge the same to capital as part of the cost of the construction of the works or buildings or the provision of the

plant, subject to the conditions and restrictions mentioned in the Act.

8. (A) In the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance-sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing capital or winding-up or sanctioning a sale of the undertaking of the Company or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

VARIATION OF RIGHTS

9. (A) Whenever the share capital of the Company is divided into different classes of shares, the variation or abrogation of the special rights attached to any class may, subject to the provisions of the Act, be made either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so made either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two or more persons holding at least one-third in nominal value of the issued shares of the class present in person or by proxy or attorney and that any holder of shares of the class present in person or by proxy or attorney may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him where the class is a class of equity shares within the meaning of Section 64(1) of the Act or at least one vote for every share of the class where the class is a class of preference shares within the meaning of Section 180(2) of the Act, Provided Always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, the consent in writing, if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting, shall be as valid and effectual as a Special Resolution carried at such General Meeting.

(B) The provisions in Article 9(A) shall *mutatis mutandis* apply to any repayment of preference capital (other than redeemable preference capital) and any variation or abrogation of the rights attached to preference shares or any class thereof.

(C) The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

ALTERATION OF SHARE CAPITAL

10. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

11. The Company may by Ordinary Resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled;

(c) subject to the provisions of the Statutes, sub-divide its shares, or any of them, into shares of a smaller amount than is fixed by the Memorandum of Association; so however that the proportion of the amount paid to the amount unpaid (if any) on each sub-divided share is the same as on the original share from which it was derived; and the resolution whereby any share is sub-divided being otherwise permitted to determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred, qualified or other special rights, or be subject to any such restrictions, as the Company has then the authority to attach to unissued or new shares; and/or

(d) subject to the provisions of the Statutes, convert or exchange any class of shares into or for any other class of shares.

12. The Company may reduce its share capital or any capital redemption reserve fund, share premium account or other undistributable reserve in any manner permitted, and with, and subject to, any incident authorized, and consent or confirmation required, by law.

SHARE CERTIFICATES

13. (A) Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class.

(B) The provisions in this Article and in Articles 14 to 17 (so far as they are applicable) shall not apply to transfer of book-entry securities.

14. (A) The Company shall not be bound to register more than three persons

as the holder of a share except in the case of executors or administrators of the estate of a deceased member.

(B) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to any one of the joint holders shall be sufficient delivery to all.

15. Every person whose name is entered as a member in the Register of Members shall (in the case of a transfer of shares) be entitled, within fifteen market days after the date of lodgement of any transfer, or (subject to the provisions of the Statutes) such longer period of time as may be approved by the stock exchange upon which the shares in the Company may be listed, to one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred.

16. (A) Where a member transfers part only of the shares comprised in a certificate or where a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares (in the case of transfer) and the whole of such shares (in the case of sub-division) shall be issued in lieu thereof and the member shall pay (in the case of sub-division) a maximum fee of S$2.00 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any stock exchange upon which the shares in the Company may be listed. Where some only of the shares comprised in a share certificate are transferred, the new certificate for the balance of such shares shall be issued in lieu thereof without charge.

(B) Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu thereof without charge.

17. Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a written indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any stock exchange upon which the shares in the Company may be listed or on behalf of its or their client or clients as the Directors shall require, and (in case of defacement or wearing out) on delivery up of the old certificate, and in any case on payment of such sum not exceeding S$1.00 as the Directors may from time to time require. In the case of destruction, loss or theft, a shareholder or person entitled to, and to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

CALLS ON SHARES

18. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing the call was passed and may be made payable by instalments.

19. Each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine.

20. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding ten per cent. per annum) as the Directors may determine but the Directors shall be at liberty in any case or cases to waive payment of such interest in whole or in part.

21. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In the case of non-payment, all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

22. The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

23. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the moneys so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not, whilst bearing interest, confer a right to participate in profits.

FORFEITURE AND LIEN

24. If a member fails to pay in full any call or instalment of a call on the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

25. The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be made forfeit.

26. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be made forfeit by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeit share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be made forfeit hereunder.

27. A share so made forfeit or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposal, the forfeiture or surrender may be cancelled on such terms as the Directors shall think fit. The Directors may, if necessary, authorize some person to transfer a share so made forfeit or surrendered to any such other person as aforesaid.

28. A member whose shares have been made forfeit or surrendered shall cease to be a member in respect of such shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of such shares with interest thereon at eight per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of such shares at that time of forfeiture or surrender or waive payment in whole or in part.

29. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys called or payable at a fixed time in respect of such share and for all moneys as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article 29.

30. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

31. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities and any residue shall be paid to the person entitled to the shares at the time of the sale or to his executors, administrators or assigns, as he may direct. For the purpose of giving effect to any such sale, the Directors may authorize some person to transfer the shares sold to the purchaser.

32. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly made forfeit or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt by the Company of the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

33. All transfers of shares shall be effected by written instruments of transfer in the form for the time being approved by the Directors and each stock exchange upon which the shares in the Company may be listed. An instrument of transfer shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that CDP shall not be required to sign, as transferee, any instrument of transfer relating to any transfer of shares to it during such period as the Directors may think fit. The transferor shall be deemed to remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

34. The Registers of Members and of Transfers may be closed at such times and for such periods as the Directors may from time to time determine, Provided Always that such Registers shall not be closed for more than thirty days in any year, and that the Company shall give prior notice of each such closure, as may be required, to any stock exchange upon which the shares in the Company may be listed, stating the period and purpose or purposes for which such closure is made.

35. (A) There shall be no restriction on the transfer of fully paid up shares (except where required by law or by the rules, bye-laws or listing rules of any stock exchange on which the shares in the Company may be listed) but the Directors may in their discretion decline to register any transfer of shares upon which the Company has a lien, and in the case of shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve, Provided Always that in the event of the Directors refusing to register a transfer of shares, the Company shall within ten market days after the date on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Statutes.

(B) The Directors may decline to register any instrument of transfer unless:-

(a) such fee not exceeding S$2.00 as the Directors may from time to time require is paid to the Company in respect thereof;

(b) the instrument of transfer, duly stamped in accordance with any law for the time being in force relating to stamp duty, is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do; and

(c) the instrument of transfer is in respect of only one class of shares.

36. All instruments of transfer which are registered may be retained by the Company.

37. The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of six years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of six years from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, Provided Always that:-

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

TRANSMISSION OF SHARES

38. In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only person(s) recognized by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

39. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, elect either to be registered himself as holder of the share or to have another person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

40. Save as otherwise provided by or in accordance with these presents, a person becoming entitled to a share in consequence of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

41. There shall be paid to the Company in respect of the registration of any probate or letters of administration or certificate of death or stop notice or power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register of Members affecting the title to any shares such fee not exceeding S$2.00 as the Directors may from time to time require or prescribe.

CENTRAL DEPOSITORY SYSTEM

42. A reference to a member shall be a reference to a registered holder of shares in the Company, or where such registered holder is CDP, the Depositors on behalf of whom CDP holds the shares, Provided that:-

(a) a Depositor shall only be entitled to attend any General Meeting and to speak and vote thereat if his name appears on the Depository Register maintained by CDP forty-eight (48) hours before the General Meeting as a Depositor on whose behalf CDP holds shares in the Company, the Company being entitled to deem each such Depositor, or each proxy of a Depositor who is to represent the entire balance standing to the Securities Account of the Depositor, to represent such number of shares as is actually credited to the Securities Account of the Depositor as at such time, according to the records of CDP as supplied by CDP to the Company, and where a Depositor has apportioned the balance standing to his Securities Account between two proxies, to apportion the said number of shares between the two proxies in the same proportion as previously specified by the Depositor in appointing the proxies; and accordingly no instrument appointing a proxy of a Depositor shall be rendered invalid merely by reason of any discrepancy between the proportion of Depositor's shareholding specified in the instrument of proxy, or where the balance standing to a Depositor's Securities Account has been apportioned between two proxies the aggregate of the proportions of the Depositor's shareholding they are specified to represent, and the true balance standing to the Securities Account of a Depositor as at the time of the General Meeting, if the instrument is dealt with in such manner as is provided above;

(b) the payment by the Company to CDP of any dividend payable to a Depositor shall to the extent of the payment discharge the Company from any further liability in respect of the payment;

(c) the delivery by the Company to CDP of provisional allotments or share certificates in respect of the aggregate entitlements of Depositors to new shares offered by way of rights issue or other preferential offering or bonus issue shall to the extent of the delivery discharge the Company from any further liability to each such Depositor in respect of his individual entitlement; and

(d) the provisions in these presents relating to the transfers, transmissions or certification of shares shall not apply to the transfer of book-entry securities (as defined in the Statutes).

EXCLUSION OF EQUITIES

43. Except as required by the Statutes or law, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a

share, or (except only as by these presents or by the Statutes or law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder and nothing in these presents contained relating to CDP or to Depositors or in any depository agreement made by the Company with any common depository for shares shall in any circumstances be deemed to limit, restrict or qualify the above.

STOCK

44. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

45. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previous to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine.

46. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage, and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

GENERAL MEETINGS

47. An Annual General Meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

48. The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

NOTICE OF GENERAL MEETINGS

49. Any Extraordinary General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days' notice in writing at the least and an Annual General Meeting or any other Extraordinary General Meeting, by fourteen days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these presents entitled to receive such notices from the Company, Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right;

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least fourteen days' notice of any General Meeting shall be given by advertisement in the daily press and in writing to any stock exchange upon which the shares in the Company may be listed, Provided Always that in the case of any Extraordinary General Meeting at which it is proposed to pass a Special Resolution, at least twenty-one days' notice in writing of such Extraordinary General Meeting shall be given to any stock exchange upon which the shares in the Company may be listed.

50. (A) Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company.

(B) In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

(C) In the case of any General Meeting at which business other than routine business ("special business") is to be transacted, the notice shall specify the general nature of such business, and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

51. Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:-

(a) declaring dividends;

(b) receiving and adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

(c) appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

(d) re-appointing the retiring Auditors (unless they were last appointed otherwise than by the Company in General Meeting); and

(e) fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.

52. Any notice of a General Meeting to consider special business shall be accompanied by a statement regarding the effect of any proposed resolution on the Company in respect of such special business.

PROCEEDINGS AT GENERAL MEETINGS

53. The Chairman of the Board of Directors, failing whom the Deputy Chairman, shall preside as chairman at a General Meeting. If there be no such Chairman or Deputy Chairman, or if at any meeting neither be present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.

54. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two members present in person or by proxy.

55. If within thirty minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next business day following that public holiday) at the same time and place or such other day, time or place as the Directors may by not less than ten days' notice appoint.

56. The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned

for thirty days or more or *sine die*, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

57. Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

58. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

59. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote; or

(c) any member present in person or by proxy, or where such a member has appointed two proxies any one of such proxies, or any number or combination of such members or proxies, holding or representing as the case may be not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member present in person or by proxy, or where such a member has appointed two proxies any one of such proxies, or any number or combination of such members or proxies, holding or representing as the case may be shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right,

Provided Always that no poll shall be demanded on the choice of the chairman of the meeting or on a question of adjournment. A demand for a poll may be withdrawn only with the approval of the meeting.

60. Unless a poll is required, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed

to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

61. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

62. A poll demanded on any question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman of the meeting may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

63. Subject to any special rights or restrictions as to voting attached by or in accordance with these presents to any class of shares, on a show of hands every member who is present in person or by proxy shall have one vote, the chairman of the meeting to determine which proxy shall be entitled to vote where a member is represented by two proxies, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. A member who is bankrupt shall not, while his bankruptcy continues, be entitled to exercise his rights as a member, or attend, vote or act at any meeting of the Company.

64. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members or, as the case may be, the order in which the names appear in the Depository Register in respect of the joint holding.

65. Where in Singapore or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member, to vote in person or by proxy at any General Meeting, or to exercise any other right conferred by membership in relation to meetings of the Company.

66. No member shall be entitled in respect of shares held by him to vote at a General Meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum payable by him to

the Company in respect of such shares remains unpaid.

67. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

68. On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

69. (A) A member shall not be entitled to appoint more than two proxies to attend and vote at the same General Meeting, Provided that if a member shall nominate two proxies then the member shall specify the proportion of his shares to be represented by each such proxy, failing which the nomination shall be deemed to be alternative.

(B) A proxy need not be a member of the Company.

70. (A) An instrument appointing a proxy for any member shall be in writing in any usual or common form or in any other form which the Directors may approve and:-

(a) in the case of an individual member, shall be signed by the member or his attorney duly authorised in writing; and

(b) in the case of a member which is a corporation shall be either given under its common seal or signed on its behalf by an attorney duly authorised in writing or a duly authorized officer of the corporation.

(B) The signatures on an instrument of proxy need not be witnessed. Where an instrument appointing a proxy is signed on behalf of a member by an attorney, the letter or power of attorney or a duly certified copy thereof shall (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument of proxy may be treated as invalid.

71. An instrument appointing a proxy must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates, Provided that an instrument of proxy relating to more than one meeting (including any

adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

72. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll and to speak at the meeting.

73. A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

CORPORATIONS ACTING BY REPRESENTATIVES

74. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorized shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorized is present thereat.

DIRECTORS

75. Subject as hereinafter provided, the Directors, all of whom shall be natural persons, shall not be less than two nor more than nine in number. The Company may by Ordinary Resolution from time to time vary the maximum number of Directors.

76. A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at General Meetings.

77. The ordinary remuneration of the Directors, which shall from time to time be determined by an Ordinary Resolution of the Company, shall not be increased except pursuant to an Ordinary Resolution passed at a General Meeting where notice of the proposed increase shall have been given in the notice convening the General Meeting and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. The

ordinary remuneration of an executive Director may not include a commission on or a percentage of turnover and the ordinary remuneration of a non-executive Director shall be a fixed sum, and not by a commission on or a percentage of profits or turnover.

78. Any Director who holds any executive office, or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine, other than by a commission on or percentage of commission or turnover, Provided that such extra remuneration (in case of an executive Director) shall not by way of commission on or a percentage of turnover and (in the case of a non-executive Director) shall be by a fixed sum, and not by a commission on or a percentage of profits or turnover.

79. The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise in or about the business of the Company.

80. The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director for the time being holding any executive office and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

81. A Director may be party to or be in any way interested in any contract or arrangement or transaction to which the Company is a party or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of Auditor of the Company or any subsidiary thereof) under the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

82. (A) The Directors may from time to time appoint one or more of their body to be the holder of any executive office under the Company or under any other company in which the Company is in any way interested (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

(B) The appointment of any Director to the office of Chairman or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(C) The appointment of any Director to any other executive office shall not

automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

83. The Directors may entrust to and confer upon any Directors holding any executive office under the Company or any other company as aforesaid any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

MANAGING DIRECTORS

84. The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places. Where an appointment is for a fixed term such term shall not exceed five years.

85. A Managing Director shall not while he continues to hold that office be subject to retirement by rotation and he shall not be taken into account in determining the rotation of retirement of Directors but he shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director from any cause he shall *ipso facto* and immediately cease to be a Managing Director.

86. The remuneration of a Managing Director shall from time to time be fixed by the Directors and may subject to these presents be by way of salary or commission or participation in profits or by any or all these modes but he shall not under any circumstances be remunerated by a commission on or a percentage of turnover.

87. A Managing Director shall at all times be subject to the control of the Directors but subject thereto the Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

88. The Company may by Ordinary Resolution appoint any person to be a Director either as an additional Director or to fill a casual vacancy. Without prejudice thereto the Directors shall also have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number fixed by or in accordance with these presents. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

89. At each Annual General Meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation, Provided that no Director holding office as Managing Director shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire. For the avoidance of doubt, each Director (other than a Director holding office as Managing Director) shall retire at least once every three years.

90. The Directors to retire by rotation shall include (so far as necessary to obtain the number required) any Director who is due to retire at the meeting by reason of age or who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by ballot. A retiring Director shall be eligible for re-election.

91. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default, the retiring Director shall be deemed to have been re-elected except in any of the following cases:-

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost; or

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

92. A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it, and any resolution moved in contravention of this provision shall be void.

93. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than eleven clear days and not more than forty-two days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, Provided that in the case of a person recommended by the Directors for election, not less than nine clear days' notice shall be necessary and notice of each and every such person shall be served on the members at least seven days prior to the meeting at which the election is to take place.

94. The office of a Director shall be vacated in any of the following events, namely:-

(a) if he shall become prohibited or disqualified by the Statutes or any other law from acting as a Director; or

(b) if (not being a Director holding any executive office for a fixed term) he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer; or

(c) if he shall become bankrupt or have a receiving order made against him or shall make arrangement or composition with his creditors generally; or

(d) if he becomes of unsound mind, or if in Singapore or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; or

(e) is absent, for more than six months and without leave of the Directors, from meetings of the Directors held during that period; or

(f) if he is removed by the Company in General Meeting pursuant to these presents.

95. The Company may in accordance with and subject to the provisions of the Statutes, by Ordinary Resolution of which special notice has been given, remove any Director from office (notwithstanding any provision of these presents or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for

breach of any such agreement) and appoint another person in place of a Director so removed from office, and any person so appointed shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last appointed a Director.

ALTERNATE DIRECTORS

96. (A) Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director or a person who has already been appointed alternate for another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by a majority of the Directors, shall have effect only upon and subject to being so approved.

(B) The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if the Director concerned (below called "his principal") ceases to be a Director.

(C) An alternate Director shall (except when absent from Singapore) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which his principal is not personally present and generally at such meeting to perform all functions of his principal as a Director, and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his principal) were a Director. If his principal is for the time being absent from Singapore or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his principal. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his principal is a member. An alternate Director shall not (save as aforesaid) have any power to act as a Director nor shall he be deemed to be a Director for any other purposes of these presents.

(D) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his principal as such principal may by notice in writing to the Company from time to time direct.

MEETINGS AND PROCEEDINGS OF DIRECTORS

97. Subject to the provisions of these presents, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time, any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of Directors. It shall not be necessary to give notice of a meeting of Directors to any

Director for the time being absent from Singapore. Any Director may waive notice of any meeting and any such waiver may be retroactive.

98. The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number, shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

99. Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes (except where only two Directors are present and form the quorum or when only two Directors are competent to vote on the question in issue), the chairman of the meeting shall have a second or casting vote.

100. A Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any interest, directly or indirectly. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

101. The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these presents, the continuing Directors or Director may, except in an emergency, act for the purpose of filling up such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

102. (A) The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

(B) If at any time there is more than one Deputy Chairman, the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

103. A resolution in writing signed by all the Directors for the time being in Singapore and constituting a quorum shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors.

104. The Directors may delegate any of their powers or discretion to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorize the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.

105. The meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these presents regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

106. All acts done by any meeting of Directors, or of any such committee, or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was defect in the appointment of any of the persons acting as aforesaid, or that any such persons was at the time of his appointment not qualified for appointment or subsequently became disqualified or had vacated office, or was not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

AUDIT COMMITTEE

107. (A) An audit committee shall be appointed by the Directors from among their number (pursuant to a resolution of the Board) and shall be composed of not fewer than three members of whom a majority shall not be:-

(a) executive Directors of the Company or any related corporation;

(b) a spouse, parent, brother, sister, son or adopted son, or daughter or adopted daughter, of an executive Director of the Company or of any related corporation; or

(c) any person having a relationship which, in the opinion of the Directors, would interfere with the exercise of independent judgement in carrying out the functions of an audit committee.

(B) The members of an audit committee shall elect a Chairman from among their number who is not an executive Director or employee of the Company or any related corporation.

(C) The audit committee may regulate its own procedure and in particular the calling of meetings, the notice to be given of such meetings, the voting and proceedings thereat, the keeping of minutes and the custody, production and inspection of such minutes.

(D) In this Article, "non-executive Director" or "a person who is not an executive Director" means a Director who is not an employee of, and does not hold any other office of profit in, the Company or in any subsidiary or associated company of the Company in conjunction with his office of Director, and his membership of an audit committee and "executive Director" shall be read accordingly.

BORROWING POWERS

108. Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

GENERAL POWERS OF DIRECTORS

109. The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

110. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting.

111. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorize the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

112. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these presents) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

113. The Company or the Directors on behalf of the Company may in exercise of the powers in that behalf conferred by the Statutes cause to be kept a Branch Register or Registers of Members and the Directors may (subject to the provisions of the Statutes) make and vary such regulations as they may think fit in respect of the keeping of any such Register.

114. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

115. The Directors shall cause minutes to be duly made and entered in books provided for such purpose:-

(a) of all appointments of officers to be engaged in the management of the Company's affairs;

(b) of the names of the Directors present at all meetings of the Company, of the Directors and of any committee of Directors; and

(c) of all proceedings at all meetings of the Company, of the Directors and of any committee of Directors.

Such minutes shall be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting.

SECRETARY

116. The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries. The appointment and duties of the Secretary or Joint Secretaries shall not conflict with the provisions of the Act and in particular Section 171 of the Act.

THE SEAL

117. (A) The Directors shall provide for the safe custody of the Seal which shall not be used without the authority of the Directors or of a committee authorized by the Directors in that behalf.

(B) The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

118. Every instrument to which the Seal shall be affixed shall be signed autographically or by facsimile by one Director and the Secretary or by two Directors or some other person appointed by the Directors, save that as regards any certificates for shares or debentures or other securities of the Company, the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method of mechanical electronic signature or other method approved by the Directors.

119. (A) The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

(B) The Company may exercise the powers conferred by the Statutes with regard to having a duplicate Seal as referred to in Section 124 of the Act which shall be a facsimile of the Seal with the addition on its face of the words "Share Seal".

KEEPING OF STATUTORY RECORDS

120. Any register, index, minute book or book of account required to be kept by the Company under the Statutes may be kept either by making entries in a bound book or (subject to reasonable precautions against falsification and for discovery of falsification, and to the provision of proper facilities for inspection to the persons entitled to inspection) by recording in any other permanent manner. The Company shall cause true English translations of all accounts, minute books or other records required to be kept by the Company under the Statutes which are not kept in English to be made from time to time at intervals of not more than seven days, and shall keep the translations with the originals for so long as the originals are required under the Statutes to be kept. The Company shall also keep at the Office certified English translations of all instruments, certificates, contracts or documents not written in English which the Company is required under the Statutes to make available for public inspection.

AUTHENTICATION OF DOCUMENTS

121. Any Director or the Secretary or any person appointed by the Directors for the

purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee, which is certified as aforesaid, shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

RESERVES

122. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same, the Directors shall comply with the provisions of the Statutes.

DIVIDENDS

123. The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

124. If and so far as in the opinion of the Directors, the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article, no amount paid on a share in advance of calls shall be treated as paid on the share.

126. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes or, pursuant to Section 69 of the Act and in the form of stock dividends, out of the share premium account. Any dividend unclaimed after six (6) years from the date of declaration shall be made forfeit and revert to the Company.

127. No dividend or other monies payable on or in respect of a share shall bear interest as against the Company.

128. (A) The Directors may retain any dividend or other monies payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(B) The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

129. The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the member (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

130. The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises with regard to such distribution, the Directors may settle the same as they think expedient and in particular, may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any member upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

131. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address appearing in the Register of Members or (as the case may be) the Depository Register of the member or person entitled thereto (or, if two or more persons are registered in the Register of Members or (as the case may be) entered in the Depository Register as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment

of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

132. If two or more persons are registered in the Register of Members or (as the case may be) the Depository Register as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

133. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares in the Register of Members or (as the case may be) the Depository Register at the close of business on a particular date and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

CAPITALIZATION OF PROFITS AND RESERVES

134. The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalize any sum standing to the credit of any of the Company's reserve accounts as representing profits available for distribution under the provisions of the Statutes or, pursuant to Sections 69 or 70 of the Act, the Company's share premium account or capital redemption reserve, by appropriating such sum to the persons registered as the holders of shares in the Register of Members or (as the case may be) the Depository Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares or (subject to any special rights previously conferred on any shares or class of shares for the time being issued) unissued shares of any other class not being redeemable shares, for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalization, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorize any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalization and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

ACCOUNTS

135. Accounting records sufficient to show and explain the Company's transactions

and otherwise complying with the Statutes, shall be kept at the Office or at such other place as the Directors think fit. No member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorized by the Directors.

136. In accordance with the provisions of the Statutes, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance-sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed six months.

137. A copy of every balance-sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than fourteen days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these presents, Provided that this Article shall not require a copy of these documents to be sent to more than one of any joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

AUDITORS

138. Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

139. An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

NOTICES

140. Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his Singapore registered address appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company, or (as the case may be) CDP as his address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent

by post, service or delivery shall be deemed to be effected at the expiration of twenty-four hours after the time when the cover containing the same is posted, and in proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

141. Any notice given to that one of the joint holders of a share whose name stands first in the Register of Members or (as the case may be) the Depository Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose, a joint holder having no registered address in Singapore and not having supplied an address within Singapore for the service of notices shall be disregarded.

142. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) CDP an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid, any notice or document delivered or sent by post to or left at the address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company or (as the case may be) CDP have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.

143. A member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) CDP an address within Singapore for the service of notices shall not be entitled to receive notices from the Company.

MEMBERS WHOSE WHEREABOUTS ARE UNKNOWN

144. If the Company is unable, for not less than ten (10) years and despite the exercise of reasonable diligence, to discover the whereabouts of a member, it may exercise its power under the Statutes to transfer the shares of the member to the Official Receiver of Singapore for sale by the Official Receiver and credit of the proceeds thereof into the Singapore Companies Liquidation Account, and thereafter any person claiming the shares otherwise than through the Official Receiver shall only be entitled to claim against the said Account or the Singapore Consolidated Fund as the case may be, in accordance with the provisions of the Statutes.

WINDING UP

145. The Directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

146. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the Liquidator may, with the authority of a Special Resolution, divide among the members *in specie* or in kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members of different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

147. On a voluntary winding up of the Company, no commission or fee shall be paid to a Liquidator without the prior approval of the Members in General Meeting. The amount of such commission or fee shall be notified to all Members not less than seven days prior to the Meeting at which it is to be considered.

INDEMNITY

148. Subject to the provisions of and so far as may be permitted by the Statutes, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgement is given in his favour (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court. Without prejudice to the generality of the foregoing, no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglect or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, wilful default, breach of duty or breach of trust.

ALTERATION OF ARTICLES

149. Where these presents have been approved by any stock exchange upon which the shares in the Company may be listed, no provisions of these presents shall be deleted, amended or added without the prior written approval of such stock exchange which had previously approved these presents.

Names, Addresses and Occupations of Subscribers	Number of Shares taken by each Subscriber
WONG YING MENG Blk 840 Sims Ave #02-854 Singapore 1440 **DIRECTOR** NRIC: 1158771/B	ONE
LIM TEOK HOON 16 Jalan Setiakasih, 8 Bukit Damansara, 50490 Kuala Lumpur **DIRECTOR** NRIC: 7097412	ONE
Total number of shares taken	TWO

Dated this 28th day of August, 1992.

Witness to the above signatures:-

NG KUM FATT
(Approved Company Auditor)
808 French Road, #05-151
Kitchener Complex
Singapore 0820

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: CITIRAYA INDUSTRIES PTE LTD

Company No: 199206445M

Name of person lodging this form: Laurel Lim Jeok

94

*NRIC/Passport No: S7533390/J

Address: 7 Pandan Valley, #11-503
Singapore 597631

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Statement in Lieu of Prospectus

(2) Date of document: 13 June 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

03 JAN 23 PM 7:21

2 This lodgment was completed and signed by me on: 13 June 2002

[signature]
Signature of person making lodgment

LAUREL LIM JEOK
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration: 14 JUN 2002
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By: 2 5 0813 T

SIXTH SCHEDULE

STATEMENT IN LIEU OF PROSPECTUS

PART I

Statement in Lieu of Prospectus lodged for Registration by

CITIRAYA INDUSTRIES LTD

The nominal share capital of the company	S$50,000,000 divided into 50,000,000 shares of S$1.00 each. To be subdivided into 2,000,000,000 shares of S$0.025 each with effect from the date of conversion.
Amount (if any) of above capital which consists of redeemable preference shares	NIL
The date on or before which these shares are, or are liable, to be redeemed	Not applicable
Names, descriptions, and addresses of directors or proposed directors	See Annexure hereto marked "A".
If the share capital of the company is divided into different classes of shares, the right of voting at meetings of the company conferred by, and the rights in respect of capital and dividends attached to, the several classes of shares respectively	Not applicable. Only one class of shares.
Number and amount of shares and debentures issued within the two years preceding the date of this statement or proposed or agreed to be issued as fully or partly paid up otherwise than in cash	NIL
The consideration for the issue or intended issue of those shares and debentures	NIL

Number, description, and amount of any shares or debentures which any person has or is entitled to be given an option to subscribe for, or to acquire from a person to whom they have been allotted or agreed to be allotted with a view to his offering them for sale.	NIL
Period during which option is exercisable	Not Applicable
Price to be paid for shares or debentures subscribed for or acquired under option	Not Applicable
Consideration for option or right to option	Not Applicable
Persons to whom option or right to option was given or, if given to existing shareholders or debenture holders as such, the relevant shares or debentures	Not Applicable
Names and addresses of vendors of property purchased or acquired, or proposed to be purchased or acquired by the company except where the contract for its purchase or acquisition was entered into in the ordinary course of the business intended to be carried on by the company or the amount of the purchase money is not material	See Annexure hereto marked "B"
Amount (in cash, shares or debentures) payable to each separate vendor	See Annexure hereto marked "B"
Amount (if any) paid or payable (in cash, shares or debentures) for any such property, specifying amount (if any) paid or payable for goodwill	See Annexure hereto marked "B"

Short particulars of any transaction relating to any such property which was completed within the two preceding years and in which any vendor to the company or any person who is, or was at the time thereof, a promoter, director, or proposed director of the company had any interest direct or indirect	See Annexure hereto marked "B"
Amount (if any) paid or payable as commission for subscribing or agreeing to subscribe or procuring or agreeing to procure subscriptions for any shares or debentures in the company; or	NIL, other than pursuant to underwriting arrangements for the initial public offering of the Company which remain to be finalised.
Rate of the commission	See above
Amount or rate of brokerage	See above
The number of shares, if any, which persons have agreed for a commission to subscribe absolutely	NIL, other than pursuant to underwriting arrangements for initial public offering of Company which remain to be finalised.
Amount or estimated amount of preliminary expenses	NIL
By whom those expenses have been paid or are payable	Not applicable
Amount paid or intended to be paid to any promoter	NIL
Consideration for the payment	NIL
Any other benefit given or intended to be given to any promoter	NIL
Consideration for giving of benefit	NIL
Dates of, parties to, and general nature of every material contract (other than contracts entered into in the ordinary course of the business intended to be carried on by the company or entered	See Annexure hereto marked "C"

into not more than two years before the delivery of this statement)	
Time and place at which the contracts or copies thereof or (1) in the case of a contract not reduced into writing, a memorandum giving full particulars thereof, and (2) in the case of a contract wholly or partly in a language other than English, a copy of a certified translation thereof in English or embodying a translation in English of the parts in a language other than English, as the case may be, may be inspected	Registered office of the Company during normal office hours.
Names and addresses of the auditors of the company	Deloitte & Touche 95 South Bridge Road #09-00 Pidemco Centre Singapore 058717
Full particulars of the nature and extent of the interest, direct or indirect, of every director, and of every expert, in the promotion of or in the property proposed to be acquired by the company, or, where the interest of such a director or expert consists in being a partner in a firm or a holder of shares or debentures in a corporation, the nature and extent of the interest of the firm or corporation and where the interest of such a director or such an expert consists in a holding of shares or debentures in a corporation, a statement of the nature and extent of the interest of the director or expert in the corporation, with a statement of all sums paid or agreed to be paid to him or to the firm or corporation in cash or shares, or otherwise, by any person (in the case of a director) either to induce him to become, or to qualify him as a director or otherwise for service rendered by him or by the firm or corporation in connection	See Annexure hereto marked "D"

with the promotion or formation of the company (in the case of an expert) for services rendered by him or the firm or corporation in connection with the promotion or formation of the company. For the purposes of this paragraph a director or expert shall be deemed to have an indirect interest in a corporation if he has any beneficial interest in shares or debentures of a corporation	
Rates of the dividends, if any, paid by the company in respect of each class of shares in the company in each of the 5 financial years immediately preceding the date of this statement or since the incorporation of the company, whichever is the shorter.	NIL
Particulars of the cases in which no dividends have been paid in respect of any class of shares in any of these years	Not Applicable

ANNEXURE A

INCUMBENTS

Name	Current Occupation	Address
Ng Ah Hua	CEO cum Deputy Chairman	41 Begonia Drive Singapore 809899
Ng Teck Lee	President	97 Paya Lebar Crescent Singapore 536181

ANNEXURE B

(1) The Company had on 13 December 2001 acquired 4,500,000 ordinary shares of NT$10.00 each representing 22.5% of the issued and paid-up share capital of Citiraya (Technology) Inc. from the Company's CEO cum Deputy Chairman and substantial shareholder, Mr Ng Ah Hua, at a consideration of S$2.33 million.

ANNEXURE C

MATERIAL CONTRACTS

(a) A tenancy agreement dated 15 January 2001 between Citiraya Holdings (S) Pte Ltd as landlord and the Company as tenant for the lease of the premises at 16 Tuas South Street 2, Singapore 637786 for a term of three (3) years commencing 1 January 2001 at a monthly rent of $55,000,000.

(b) A sale and purchase agreement dated 13 June 2002 between the Company as purchaser and Mr Ng Ah Hua as vendor for the acquisition with effect from 13 December 2001 of 4,500,000 ordinary shares of NT$10.00 each representing 22.5% of the issued and paid-up share capital of Citiraya (Technology) Inc at a cash consideration of S$2.33 million (NT$45,000,000 converted at an exchange rate of NT$1.00:S$0.0528).

ANNEXURE D

INTERESTED PERSONS TRANSACTIONS

(1) Transactions with Techno Solar (S) Pte Ltd ("Techno Solar")

The Company's President and substantial shareholder, Mr Ng Teck Lee, is a director and 1% shareholder of Techno Solar. Techno Solar is engaged in the business of trading in crushed electronic components and products. The Company supplied semi-processed electronic components and products to and purchased electronic components and products from Techno Solar.

(2) Transactions with Ng Teck Lee General Trading ("NTL")

NTL is a sole proprietorship of Mr Ng Teck Lee, the Company's President and substantial shareholder. NTL was engaged in the trading of scrap materials. Since 1998, the Company had gradually taken over the business of NTL free of charge. NTL has ceased operations since 1999 and was deregistered on 14 August 2001.

(3) Transactions with N.T.H. Trading Pte Ltd ("NTH")

NTH is a company wholly-owned by the Company's CEO and substantial shareholder, Mr Ng Ah Hua and his spouse, Madam Ng Sok Eng. NTH was engaged in the trading of scrap materials. Since 1998, the Company had gradually taken over the business of NTH.

The Company sold electronic components and products to and purchased electronic components and products from NTH.

(4) Transactions with Hua Ngen Building Materials Pte Ltd ("Hua Ngen")

Hua Ngen is 50% owned by the Company's CEO and substantial shareholder, Mr Ng Ah Hua. Hua Ngen is engaged in the trading of building materials. In FY2001, the Company had sold a batch of building materials to Hua Ngen for a consideration of $847,000 which is equivalent to its market value. This sale was a one-off transaction with Hua Ngen.

The Company sold electronic components and products to and purchased electronic components and products from Hua Ngen.

(5) Transactions with Electronics & Computer Superstore Pte Ltd ("E&C")

E&C is engaged in the trading of second-hand home electronic appliances.

The Company's CEO and substantial shareholder, Mr Ng Ah Hua , owned 50% of E&C and was also a director of E&C. Mr Ng Ah Hua had on 15 April 2002 disposed of his shareholdings to this unrelated third party shareholder and resigned as director of E&C on 16 April 2002.

From time to time, the Company sold electronic appliances to E&C pursuant to its trading activities.

(6) Transactions with Citiraya Reciclagem LTDA ("Citiraya (Brazil)")

Citiraya (Brazil) is a collection centre for the Company's supply of electronic components and products. The Company's President and substantial shareholder, Mr Ng Teck Lee, owns 60% of the shareholdings of Citiraya (Brazil). He is also a director of Citiraya (Brazil).

The Company had purchased electronic components and products from Citiraya (Brazil).

(7) Transactions with Citiraya Recycling (India) Pvt. Ltd. ("Citiraya (India)")

Citiraya (India) is a collection centre for the Company's supply of electronic components and products. The Company's President and substantial shareholder Mr Ng Teck Lee is a director of Citiraya (India).

The Company sold electronic components and products to and purchased electronic components and products from Citiraya (India).

(8) Transactions with Citiraya USA LLC INC ("Citiraya (USA)")

Citiraya (USA) which has been wound up, was a collection centre for the Company's supply of electronic components and products. The Company's President and substantial shareholder Mr Ng Teck Lee had a 50% interest in Citiraya (USA). Mr Ng Teck Lee was also a director of Citiraya (USA).

The Company sold electronic components and products to and purchased electronic components and products from Citiraya (USA).

(9) Transactions with Citiraya Recycling Sdn Bhd ("Citiraya (Malaysia)")

Citiraya (Malaysia) is a collection centre for the Company's supply of electronic components and products. The Company's President and substantial shareholder Mr Ng Teck Lee has a 50% interest in Citiraya (Malaysia).

The Company purchased electronic components and products from Citiraya (Malaysia).

(10) Transactions with Citiraya Technology Inc ("Citiraya (Taiwan)")

Citiraya (Taiwan) is a collection centre for the Company's supply of electronic components and products. The Company's CEO Mr Ng Ah Hua had a 22.5% interest in Citiraya (Taiwan). Mr Ng Ah Hua disposed of his 22.5% interest in Citiraya (Taiwan) on 13 December 2001 to the Company at a cash consideration of $2.33 million which is based on the cost of investment.

In FY2000, the Company had sold plant and equipment to Citiraya (Taiwan) at a net proceed of $2,692,904. This consideration for the sale was on a willing-buy-willing-seller basis, taking into account the earnings potential that can be derived by Citiraya (Taiwan) from this plant and equipment. This sale was a one-off transaction with Citiraya (Taiwan).

(11) Transactions with Citiraya Holdings (S) Pte Ltd ("Citiraya Holdings")

Citiraya Holdings is 50% owned by each of the Company's Executive Directors and substantial shareholders Messrs Ng Ah Hua and Mr Ng Teck Lee. Citiraya Holdings is the registered owner of the building and land at 16 Tuas South Street 2 Singapore 637786 (the "Property"). The building, with a built-in area of approximately 55,000 sq ft, is currently being leased by the Company as a warehouse.

Under the latest lease agreement, the Property is leased for a period of three years commencing 1 January 2001 at a monthly rental of S$55,000, based on market rate indicated by property agents.

(12) Transactions with Ubin Lagoon Resort Pte Ltd ("Ubin Resort") and Ponggol Marina Pte Ltd ("Ponggol Marina")

(a) Ubin Resort is a company wholly-owned by Ponggol Marina which is in turn wholly-owned by North Shore Marina Pte Ltd. The Company's CEO and substantial shareholder Mr Ng Ah Hua owns 41.75% of North Shore Marina Pte Ltd. Ubin Resort is engaged in the business of managing holiday resorts on the island of Pulau Ubin. From time to time, Ubin Resort rents its chalets to the Company for the recreational purposes of its employees.

(b) The Company purchased corporate club memberships from Ponggol Marina at a consideration of S$1,012,748 in FY1999. The Company disposed of these club memberships in FY2000.

(13) Transactions with Citiraya (UK) Ltd ("Citiraya (UK)")

Citiraya (UK) is a collection centre for the Company's supply of electronic components and products. The Company's President and substantial shareholder Mr Ng Teck Lee is a director and 45% shareholder of Citiraya (UK).

The Company had in May 2001 provided advances to Citiraya (UK) for the initial setup of their office. The amount outstanding as at 31 December 2001 was approximately S$152,000.

(14) Transactions with Maritrans Corporation Pte Ltd ("Maritrans")

Maritrans is 50% owned by the Company's CEO and substantial shareholder, Mr Ng Ah Hua. Maritrans is in the business of property management and investments in Singapore. The Company had in the past provided loans to Maritrans. The amount outstanding as at 31 December 2001 was approximately S$100,000. These loans were interest-free, unsecured and had no fixed terms of repayments.

(15) Transactions with our Directors and shareholders

(a) Advances to Directors

The Company had in the past received advances from the Company's Executive Directors, Messrs Ng Ah Hua and Ng Teck Lee, to finance the Company's business activities.

(b) Provision of legal services by William Lai & Alan Wong

Mr Lai Wee Ngen William, who is a practising Advocate and Solicitor in Singapore and partner of William Lai & Alan Wong, is also a shareholder of the Company. William Lai & Alan Wong provides professional legal services and corporate secretarial services to the Company from time to time.

PART II

Reports to be set out

The Company does not propose in connection with its conversion to acquire any business, or any shares in any corporation which by reason of such acquisition or anything to be done in consequence thereof or in connection therewith will become a subsidiary of the Company, and is therefore not required to furnish any of the reports referred to in Part II of the Sixth Schedule to the Companies Act (Cap. 50).

Ng Ah Hua

Ng Teck Lee

Dated: 13 June 2002

THE COMPANIES ACT
(CHAPTER 50)
SECTIONS 31(2)(c), 32(3)(c)(ii) and 61(2)(c)

STATUTORY DECLARATION OF COMPLIANCE BY COMPANY THAT HAS NOT ISSUED PROSPECTUS

FORM 18

Folio No

Name of Company: CITIRAYA INDUSTRIES PTE LTD

Company No: 199206445M

I, NG AH HUA, of 41 Begonia Drive, Singapore 809899

NRIC/Passport No S1635840A do solemnly and sincerely declare that -

(a) I am *the ~~Secretary~~/one of the directors of the abovenamed company;

*(b) Every director of the company has paid to the company on each of the shares taken or contracted to be taken by him, and for which he is liable to pay in cash, a proportion equal to the proportion payable on application and allotment on the shares payable in cash;

*(c) ~~No director of the company has taken or contracted to take any share or shares in the company for which he is liable to pay in cash~~;

and I make this solemn declaration by virtue of the provisions of the Oaths and Declarations Act 2000, and subject to the penalties provided by that Act for the making of false statements in statutory declarations, conscientiously believing the statements contained in this declaration to be true in every particular.

Declared at Singapore this 13 day of June 2002

Signature of Declarant: ....

Before me -

Signature: ....

COMMISSIONER FOR OATHS
Lee Ping
C2002/0505
1 Apr 2002 - 31 Mar 2003
SINGAPORE

....
Name of Commissioner for Oaths/~~Notary Public~~

* Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name:	Date of Registration:
Address:	Receipt No: 14 JUN 2002
A/c No: Tel No: Fax No:	Checked By: 2 5 0813 T

THE COMPANIES ACT
(CHAPTER 50)/
The Companies Regulations 1987
‡Sections 17 (7), 26 (2), 30 (4), 31 (1) and (2),
33 (9), 34, 186 (1), 227B (1) and 290 (2)/
Regulations 24 and 66

NOTICE OF RESOLUTION

FORM
11

Folio No

03 JUN 23 AM 7:21

Name of Company: CITIRAYA INDUSTRIES PTE LTD

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

At a (general) meeting of the *members/~~creditors/directors~~ of the abovenamed company duly convened and held at 65 Tech Park Crescent, Singapore 637787 on 13 June 2002, the *special/ordinary/~~Directors~~' resolution set out *~~below~~/in the †annexure marked with the letter "A" and signed by me for purposes of identification was *duly passed/~~agreed to.~~

(Set out resolution here if a copy thereof is not annexed).

Please see Annexure "A" attached.

Name(s) of person(s) who signed *this/~~these~~ resolution(s)/minute(s) was/~~were~~:

Ng Ah Hua

The designation of the person signing the resolution(s) in the abovenamed company is:

CEO cum Deputy Chairman

Dated this 13th day of June 2002

Signature: ....

Name of *Director/~~Secretary~~: NG AH HUA

‡ Delete whichever references to sections are inapplicable.
* Delete where inapplicable.
† Where a copy of the resolution is annexed, the annexure is to be endorsed as follows: "This is the annexure marked "A" referred to in the notice of resolution signed by me on the ...... day of ...."

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration: 14 JUN 2002
Address: 1 ROBINSON ROAD, #18-00, AIA TOWER, SINGAPORE 048542	Receipt No: 2 50812 T
A/c No: Tel No: 6535 1944 Fax No: 6535 8577	Checked By:





This is the Annexure "A"
referred to in the notice of
resolution signed by me on
the 13th day of June 2002

NG AH HUA

Name of Company : CITIRAYA INDUSTRIES PTE LTD

Company No. : 199206445/M

ORDINARY RESOLUTIONS

1. INCREASE IN SHARE CAPITAL

the authorised share capital of the Company be increased from S$20,000,000 divided into 20,000,000 ordinary shares of S$1.00 each to S$50,000,000 divided into 50,000,000 ordinary shares of S$1.00 each by the creation of 30,000,000 additional ordinary shares of S$1.00 each.

2. BONUS ISSUE

it is desirable to capitalise a total sum of S$5,000,000 from the accumulated profits account as at 31 December 2002 and that the Directors be accordingly authorised and directed with effect from the date of conversion of the Company into a public limited company (the "Effective Date"):

a. to apply the said sum of S$5,000,000 in paying up in full the aggregate par value of 5,000,000 new ordinary shares of S$1.00 each;

b. to distribute the same shares credited as fully paid to the persons registered as shareholders of the Company as at the Effective Date (the "Shareholders") as nearly as practicable in proportion to their existing shareholdings, by way of increase in capital and not income, and to rank after allotment in all respects in pari passu with the existing issued shares of the Company, in the following manner:

   (i) as to 2,057,500 shares, by way of immediate allotment and issue to the following Shareholders and in the following proportions:

Continuation Page A2

Name of Company : CITIRAYA INDUSTRIES PTE LTD

Company No. : 199206445/M

(aa)	as to Ng Teck Lee	678,975 shares
(bb)	as to Ng Ah Hua	1,172,775 shares
(cc)	as to Lai Wee Ngen	102,875 shares
(dd)	as to Ng Teck Boon	102,875 shares

(ii) as to 2,942,500 shares, by way of provisional allotment to Messrs Ng Ah Hua and Ng Teck Lee with a view to their being renounced to the employees of the Company:

(aa)	as to Ng Ah Hua	1,292,500 shares
(bb)	as to Ng Teck Lee	1,650,000 shares

3. SUB-DIVISION OF SHARES

as at the Effective Date, each of the existing 50,000,000 shares of S$1.00 each in the capital of the Company, of which 11,000,000 shares have been issued and are fully paid, be sub-divided to 40 shares of S$0.025 each.

4. ISSUE OF NEW SHARES IN CONNECTION WITH FLOTATION

the Directors be authorised and directed with effect from the Effective Date:

(i) to offer 110,000,000 new shares of S$0.025 each by way of private placement and to members of the public for subscription at such price and on such terms and conditions as the Directors may deem fit; and

(ii) pursuant to such offering to allot and issue the same shares on such terms and conditions as aforesaid.

5. LISTING ON THE OFFICIAL LIST OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

the listing and quotation of all the issued shares of the Company (including the 110,000,000 new shares to be allotted and issued pursuant to Ordinary Resolution 4 set out above) on the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST") be and is hereby approved, AND THAT all actions heretofore and hereafter to be taken by the Directors to secure the same be and are hereby approved, confirmed, ratified and authorised as the case may be.

Continuation Page A3

Name of Company : CITIRAYA INDUSTRIES PTE LTD

Company No. : 199206445/M

6. FURTHER ISSUES OF NEW SHARES

subject to the provisions of Section 161 of the Companies Act (Cap. 50), the provisions of the new Articles of Association of the Company upon their becoming effective and the approval of the SGX-ST, the Directors be and are hereby authorised with effect from the date of listing and quotation of all the issued shares of the Company on SGX-ST to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of such shares to be issued shall not exceed 50 per cent of the issued share capital of the Company immediately prior to the proposed issue and provided that the aggregate number of such shares to be issued other than on a pro-rata basis to the then existing shareholders of the Company shall not exceed 20 per cent of the issued share capital of the Company immediately prior to the proposed issue, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

7. CITIRAYA SHARE OPTION SCHEME

(a) the share incentive scheme to be known as Citiraya Share Option Scheme ("Scheme"), a copy of which was produced at the Meeting, be and is hereby approved.

(b) the Board of Directors of the Company be and is hereby authorised:

(i) to establish and administer the Scheme;

(ii) to modify and/or amend the Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Scheme and to do all such acts and to enter into such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme; and

(iii) to offer and grant Options in accordance with the provisions of the Scheme and pursuant to Section 161 of the Companies Act, Chapter 50 to allot and issue from time to time such number of shares as may be required to be issued pursuant to the exercise of the Options under the Scheme provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed fifteen (15) per cent of the total issued share capital of the Company from time to time and provided also that, subject to such adjustments as may be made to the Scheme as a result of any variation in the capital structure of the Company.

Name of Company : CITIRAYA INDUSTRIES PTE LTD

Company No. : 199206445/M

(c) the Exercise Price of the Options may, at the discretion of the Committee, be set at such discount subject to the following conditions:

(i) the maximum discount shall not be at a discount rate exceeding twenty per cent (20%) of the average of the last dealt price per share, calculated with reference to the daily official list published by SGX-ST for a period of 5 consecutive market days immediately preceding the Date of Grant of the Options on which the shares are traded; and

(ii) the Options may only be exercised after two (2) years from the Date of Grant Provided Always that such Option shall be exercised before the end of one hundred and twenty (120) months (or sixty (60) months where the Participant is a Non-Executive Director) of the Date of Grant of that Option and subject to such other conditions as may be introduced by the Committee from time to time.

8. SHAREHOLDER'S MANDATE

(a) approval be and is hereby given for the purpose of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies or any of them to enter into the following transactions provided that such transactions are carried out in the normal course of business and on commercial terms (the "Mandate"):

(i) appointment of Citiraya Reciclagem LTDA and Citiraya (UK) Ltd as collection centres for the supply of electronic components and products;

(ii) tenancy agreements with Citiraya Holdings (S) Pte Ltd for the lease of the premises at 16 Tuas South Street 2, Singapore 637786;

(b) the Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the next annual general meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Mandate and/or this Resolution.

Continuation Page A5

Name of Company : CITIRAYA INDUSTRIES PTE LTD

Company No. : 199206445/M

SPECIAL RESOLUTIONS

1. <u>CONVERSION TO PUBLIC LIMITED COMPANY</u>

the Company be converted into a public limited company AND THAT the Directors be and are hereby authorised and directed to take all such steps as may be necessary or proper for effectuating such conversion.

2. <u>CHANGE OF COMPANY NAME</u>

the name of the Company be changed from "CITIRAYA INDUSTRIES PTE LTD" to "CITIRAYA INDUSTRIES LTD" with effect from the Effective Date AND THAT the name of "CITIRAYA INDUSTRIES LTD" be substituted for "CITIRAYA INDUSTRIES PTE LTD" wherever the latter name appears in the Company's Memorandum and Articles of Association.

3. <u>NEW ARTICLES OF ASSOCIATION</u>

the Articles of Association in the form produced to the Meeting be adopted in lieu of the existing Articles of Association with effect from the date of conversion of the Company into a public limited company.

THE COMPANIES ACT
(CHAPTER 50)
Sections 71 (4) and 372 (2)

NOTICE OF INCREASE IN SHARE CAPITAL

FORM
28

Folio No

03 JUN 23 AM 7:21

Name of Company: CITIRAYA INDUSTRIES PTE LTD

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

1 The abovenamed company hereby gives notice that the authorised share capital of the company was increased on: 13 June 2002

2 Authorised share capital before increase: $20,000,000

3 Additional authorised share capital: $30,000,000

4 Authorised share capital after increase: $50,000,000

5 The additional share capital is divided as follows:

(*a*) Number of shares: 30,000,000

(*b*) Class of shares: Ordinary

(*c*) Nominal value of each share: $1.00

Dated this 13th day of June 2002

Signature: ....

Name of *Director/~~Secretary/~~ ~~Agent in Singapore~~: NG AH HUA

* Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00, AIA TOWER SINGAPORE 048542	Receipt No: 14 JUN 2002
A/c No: Tel No: 6535 1944 Fax No: 6535 8577	Checked By: 2 5 0813 T

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.

Name of Company: CITIRAYA INDUSTRIES PTE LTD

Company No: 199206445M



I, Ng Ah Hua .... (Name) of

41 Begonia Drive, Singapore 809899 .... (Address),

*NRIC/~~Passport~~ No: S1635840A .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable
** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM
45

Folio No.

Name of Company : CITIRAYA INDUSTRIES PTE LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

. . . .
(state language/dialect)

by . . . .
(state name)

~~NRIC NO: . . . .~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

LAUREL LIM JEOK
. . . .

Name of ~~*Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this . . . 13th . . . day of . . . June . . . . 2002.

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00, AIA TOWER SINGAPORE 048542	Receipt No : 14 JUN 2002
A/c No : Tel No : 6535 1944	Checked By : 2 5 0813 T

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.

Name of Company: CITIRAYA INDUSTRIES PTE LTD

Company No: 199206445M

Q1

I, Ng Teck Lee .... (Name) of
97 Paya Lebar Crescent, Singapore 536181 .... (Address),

*NRIC/~~Passport~~ No: S1776129C .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable
** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM **45**

Folio No.

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

. . . .
(state language/dialect)

by . . . .
(state name)

NRIC NO: . . . .

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

LAUREL LIM JEOK
. . . .
Name of ~~*Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 13th day of June 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name :	Date of Registration :
Address :	Receipt No :
A/c No : Tel No :	Checked By : 14 JUN 2002
	2 5 of 13 T

11 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM 45

Folio No. 99.

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Tan Gim Soo (Name) of

29C Jalan Haji Salam, Singapore 468819 (Address),

*NRIC/~~Passport~~ No: S2167816C hereby consent to act as director of the abovenamed company with effect from 24 June 2002 and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM
45

Folio No.

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

~~. (state language/dialect)~~

~~by . . . . (state name)~~

~~NRIC NO:~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN

Name of *~~Notary Public~~/Advocate & Solicitor/ ~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 24 day of June 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No :
A/c No : Tel No : 6535 1944	Checked By :

26 JUN 2002 AB

26

11 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.

100

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Dr Lim Chun Leng Michael (Name) of 2 Oak Avenue, Singapore 276763 (Address), *NRIC/~~Passport~~ No: S1424914A hereby consent to act as director of the abovenamed company with effect from 24 June 2002 and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable
** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

~~...~~
~~(state language/dialect)~~

~~by ....~~
~~(state name)~~

~~NRIC NO:~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : ....

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : ....

JANET TAN
....

Name of *~~Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this ..24..... day of ....June.................. 2002.

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No :
A/c No : Tel No : 6535 1944	Checked By : 26 JUN 2002 AB

26

6100

11 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM 45

Folio No. 101

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Lai Wee Ngen .... (Name) of

3 Mount Sophia, #08-00, Singapore 228450 .... (Address),

*NRIC/~~Passport~~ No: S2001671Z .... hereby consent to act as director of the abovenamed company with effect from 24 June 2002 .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable
** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

. . . .
(state language/dialect)

by . . . .
(state name)

~~NRIC NO:~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN

. . . .

Name of *~~Notary Public~~/Advocate & Solicitor/ ~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 24 day of June 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No :
A/c No : Tel No : 6535 1944	Checked By 26 JUN 2002 AB

26

6100

11 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No. 98.

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Lim Poh Kiat .... (Name) of

26 Jalan Lempeng, #07-05, Singapore 128805 .... (Address),

*NRIC/~~Passport~~ No: S1777268F .... hereby consent to act as director of the abovenamed company with effect from 24 June 2002 .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet I

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

....
(state language/dialect)

by ....
(state name)

~~NRIC NO: ....~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : ....

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : ....

JANET TAN
....

Name of *~~Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 25 day of June 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No :
A/c No : Tel No : 6535 1944	Checked By :

26 JUN 2002
AB
26
6100

11 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Sections 146 (1), 173 (6) and 205

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS, SECRETARIES AND AUDITORS AND CHANGES OF PARTICULARS

FORM
49

Folio No 97.

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

The *particulars/changes of particulars are as follows:

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date *(For new companies, state "Appointed with effect from date of incorporation")*
† DIRECTORS		
Dr Lim Chun Leng Michael 2 Oak Avenue Singapore 276763	S1424914A Singaporean Non-Executive Director	Director Appointed with effect from 24 June 2002
Lai Wee Ngen 3 Mount Sophia, #08-00 Singapore 228450	S2001671Z Singaporean Advocate & Solicitor	Director Appointed with effect from 24 June 2002

Dated 24 June 2002

Signature: ....

Name of *Director/~~Secretary~~: NG AH HUA

This Form consists of this page *and 1 continuation sheet(s).

*Delete where inapplicable.
†Insert headings, ie, Directors, Managers, Secretaries or Auditors

Note: Attach Annexes for particulars of other directorships of public companies or their subsidiaries in Singapore. Changes in respect of NRIC/Passport No and address notified herein will be updated by the Registry in all other companies of which the above persons are officers and shareholders. Auditors need only give their firm's name address.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00, AIA TOWER SINGAPORE 048542	Receipt No:
A/c No: Tel No: 6535 1944 Fax No: 6535 8577	Checked By: 26 JUN 2002 AB

Form 49 Continuation Sheet 1
(Blank Continuation Sheets need not be lodged)

FORM
49

Folio No

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
Tan Gim Soo 29C Jalan Haji Salam, Singapore 468819	S2167816C Singaporean Proprietor, G.S. Tan & Co.	Director Appointed with effect from 24 June 2002
Lim Poh Kiat 26 Jalan Lempeng, #07-05 Singapore 128805	S1777268F Singaporean Proprietor, P K Lim & Co	Director Appointed with effect from 24 June 2002

13.

07 AUG 2002

THE COMPANIES ACT
(CHAPTER 50)/
The Companies Regulations 1987
‡Sections 17 (7), 26 (2), 30 (4), 31 (1) and (2), 33 (9), 34, 186 (1), 227B (1) and 290 (2)/
Regulations 24 and 66

NOTICE OF RESOLUTION

FORM
11

Folio No
137

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

At a (general) meeting of the *members/~~creditors/directors~~ of the abovenamed company duly convened and held at 65 Tech Park Crescent, Singapore 637787 on 24 June 2002, the *special/ordinary/~~Directors~~' resolution set out *~~below~~/in the †annexure marked with the letter "A" and signed by me for purposes of identification was *duly passed/~~agreed to.~~

(Set out resolution here if a copy thereof is not annexed).

Please see Annexure "A" attached.

Name(s) of person(s) who signed *this/these resolution(s)/minute(s) was/were:
Ng Ah Hua

The designation of the person signing the resolution(s) in the abovenamed company is:
CEO cum Deputy Chairman

Dated this 24th day of June 2002

Signature: ....

Name of *Director/~~Secretary~~. NG AH HUA

‡ Delete whichever references to sections are inapplicable.
* Delete where inapplicable.
† Where a copy of the resolution is annexed, the annexure is to be endorsed as follows: "This is the annexure marked "A" referred to in the notice of resolution signed by me on the ...... day of ...."

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00, AIA TOWER, SINGAPORE 048542	Receipt No:
A/c No: Tel No: 6535 1944 Fax No: 6535 3577	Checked By:

3 JUL 2002
AB
27

This is the Annexure "A"
referred to in the notice of
resolution signed by me on
the 24th day of June 2002

NG AH HUA

Name of Company : CITIRAYA INDUSTRIES LTD

Company No. : 199206445/M

ORDINARY RESOLUTIONS

(1) Messrs Ng Teck Lee and Ng Teck Boon, associates of a Controlling Shareholder of the Company, shall be entitled to participate in the Citiraya Share Option Scheme (the "Scheme") in accordance with the rules thereof Provided that each of their maximum entitlement for the duration of the Scheme shall not exceed ten per cent (10%) of the total number of Shares which may be issued by the Company (including any Shares which may be issued pursuant to any adjustments made under the Scheme) pursuant to the exercise of Options under the Scheme.

(2) Subject to the passing of Ordinary Resolution (1), 4,400,000 and 1,100,000 Options be granted pursuant to the terms and conditions of the Scheme to Messrs Ng Teck Lee and Ng Teck Boon respectively at a discount of 20% of the Market Price (as defined in the Scheme).

(3) (a) Approval be and is hereby given for the purpose of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies or any of them to appoint Citiraya Italia S.r.l. as a collection centre for the supply of electronic components and products provided that such transactions are carried out in the normal course of business and on commercial terms (the "Mandate");

(b) the Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the next annual general meeting of the Company; and

Continuation Page A2

Name of Company : CITIRAYA INDUSTRIES LTD

Company No. : 199206445/M

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Mandate and/or this Resolution.

THE COMPANIES ACT
(CHAPTER 50)
Section 191 (2)

NOTICE OF PLACE WHERE REGISTER OF MEMBERS AND INDEX KEPT, OR OF CHANGE IN THAT PLACE

FORM
53

Folio No. 140

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

The abovenamed company hereby gives notice that the register of members and an index (if any) have, as from 24 June 2002, been kept at 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315

Dated this 24 day of June 2002

Signature: ....

Name of *Director/~~Secretary~~: Ng Ah Hua

* Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD #18-00 AIA TOWER, SINGAPORE 048542	Receipt No:
A/c No: Tel No: 6535 1944	Checked By:
Fax No: 6535 8577	3 JUL 2002 AB

12 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

163

I, Tan Gim Soo .... (Name) of

29C Jalan Haji Salam, Singapore 468819 .... (Address),

*NRIC/~~Passport~~ No: S2167816C .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me, under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM
45

Folio No.

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

. . . .
(state language/dialect)

by . . . .
(state name)

~~NRIC NO:~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN

. . . .

Name of *~~Notary Public~~/Advocate & Solicitor/ ~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this . . 26 . . . . day of . . . . . . June . . . . 2002.

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No : 2 JUN 2002
A/c No : Tel No : 6535 1944	Checked By : 27 0216

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM 45

Folio No.

Name of Company: CITIRAYA INDUSTRIES LTD 12 JUL 2002

Company No: 199206445M

I, Seow Siew Lan .... (Name) of

Blk 683, Tessensohn Road, #04-123, Singapore 210683 .... (Address),

*NRIC/~~Passport~~ No: S1792093F .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

. . . .
(state language/dialect)

by . . . .
(state name)

~~NRIC NO: . . . .~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN
. . . .

Name of ~~*Notary Public~~/Advocate & Solicitor/ ~~Approved Company Auditor/Practicing Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this . . 26 . . . . day of . . . . . . June 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No : 2 . . . 2002
A/c No : Tel No : 6535 1944	Checked By : 27 02 16

12 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.
105

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Lai Wee Ngen (Name) of

3 Mount Sophia, #08-00, Singapore 228450 (Address),

*NRIC/~~Passport~~ No: S2001671Z hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

~~. . . . .~~
~~(state language/dialect)~~

~~by . . . .~~
~~(state name)~~

~~NRIC NO: . . . .~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN
. . . .

Name of *~~Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this . .26 . . . . . day of . . . . . . June 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration : 2 . [illegible] 2002
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No :
A/c No : Tel No : 6535 1944	Checked By : 770216

12 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

10 b

I, Ng Teck Lee .... (Name) of

97 Paya Lebar Crescent, Singapore 536181 .... (Address),

*NRIC/~~Passport~~ No: S1776129C .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM
45

Folio No.

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

~~. . . . .~~
~~(state language/dialect)~~

~~by . . . .~~
~~(state name)~~

~~NRIC NO: . . . .~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN

Name of *~~Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this . . 26 . . . . day of . . . . . June 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : SHOOK LIN & BOK	Date of Registration : 2 . JUN 2002
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No :
A/c No : Tel No : 6535 1944	Checked By : 270216



THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM 45

Folio No.

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Ng Ah Hua (Name) of

41 Begonia Drive, Singapore 809899 (Address),

*NRIC/~~Passport~~ No: S1635840A hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM
45

Folio No.

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

~~. . . . .~~
~~(state language/dialect)~~

~~by . . . .~~
~~(state name)~~

~~NRIC NO: . . . .~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN

. . . .

Name of ~~*Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practicing Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 26 day of June 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration : 28 JUN 2002
Address : 1 ROBINSON ROAD. #18-00 AIA TOWER SINGAPORE 048542	Receipt No :
A/c No : Tel No : 6535 1944	Checked By : 77026

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

12 JUL 2002

Folio No.

108

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Dr Lim Chun Leng Michael . . . . (Name) of

2 Oak Avenue, Singapore 276763 . . . . (Address),

*NRIC/~~Passport~~ No: S1424914A . . . . hereby consent to act as director of the abovenamed company with effect from . . . . and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable
** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

. . . .
(state language/dialect)

by . . . .
(state name)

NRIC NO: . . . .

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN

. . . .

Name of *~~Notary Public~~/Advocate & Solicitor/ ~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 26 day of June 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No : 2[illegible] JUN 2002
A/c No : Tel No : 6535 1944	Checked By : 270216

The Companies Act
(Chapter 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

Form
45

Folio No.

12 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

189

I, Lim Poh Kiat .... (Name) of

26 Jalan Lempeng, #07-05, Singapore 128805 .... (Address),

*NRIC/~~Passport~~ No: S1777268F .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM
45

Folio No.

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

~~. . . . .~~
~~(state language/dialect)~~

~~by . . . .~~
~~(state name)~~

~~NRIC NO: . . . .~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN
. . . .

Name of *~~Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this . . 25 . . . . day of . . . . . June 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No : 27 JUN 2002
A/c No : Tel No : 6535 1944	Checked By : 270216

12 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

03 JUN 23 AM 7:21

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Preliminary Prospectus

(2) Date of document: 28 June 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 27 June 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No: 28 JUN 2002
A/c No: Fax No: 6535 8577	Checked By: 27 IN

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM 94

Folio No 110

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of United Overseas Bank Limited

(2) Date of document: 24 June 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 27 June 2002

Signature of person making lodgment

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration: 2? JUN 2002
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By: 270216



UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

24 June 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

PRELIMINARY PROSPECTUS FOR CITIRAYA INDUSTRIES LTD (THE "COMPANY")

We, United Overseas Bank Limited, named as Principal Banker in the Preliminary Prospectus to be dated 28 June 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Preliminary Prospectus.

We have given and have not withdrawn our consent to the issue of the Preliminary Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Preliminary Prospectus.

Yours faithfully

Yeo Eng Cheong
Executive Vice President
For and on behalf of
United Overseas Bank Limited

12 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No
111

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of Shook Lin & Bok

(2) Date of document: 27 June 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 27 June 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration: 28 JUN 2002
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By: 270216

ShookLin & Bok
In joint venture in Singapore with ALLEN & OVERY

旭齡及穆律師樓
Advocates & Solicitors
Notaries Public & Commissioners for Oaths
Trademark & Patent Agents
Associated with Shook Lin & Bok Kuala Lumpur

By Hand Despatch Only

27 June 2002

Your ref :

Our ref : (in reply please quote our reference)
JAT/LLJ/2011588
Fax No. :
Total no. of pages 1 including this page

THE BOARD OF DIRECTORS
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Important Notice:
Service of Court documents by fax is not accepted

1 Robinson Road
#18-00 AIA Tower
Singapore 048542

Telephone
(65) 6535 1944

Facsimile
(65) 6535 8577

E-mail
slb@shooklin.com.sg

Website
www.shooklin.com

Dear Sirs

PRELIMINARY PROSPECTUS FOR CITIRAYA INDUSTRIES LTD (THE "COMPANY")

We, Shook Lin & Bok, named as Solicitors to the Invitation in the Preliminary Prospectus to be dated 28 June 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation do hereby consent to act in that capacity in relation to the Preliminary Prospectus.

We have given and have not withdrawn our consent to the issue of the Preliminary Prospectus with the inclusion of our name in the form and context in which it now appears.

Yours faithfully

Janet Tan
Partner
SHOOK LIN & BOK

\\SN1031\CF\JAT\Citiraya\Lodgement Documents\Lodgement of Preliminary Prospectus\LtrConsent.doc

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

12 JUL 2002

112

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of Deloitte & Touche

(2) Date of document: 28 June 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 27 June 2002

....
Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

....
Signature of Witness

....
~~*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company~~

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration: 25 JUN 2002
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By: 270216

Certified Public Accountants
95 South Bridge Road #09-00
Pidemco Centre
Singapore 058717

Tel: (65) 6224 8288
Fax: (65) 6538 6166

Deloitte & Touche

28 June 2002

The Board of Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

PRELIMINARY PROSPECTUS FOR CITIRAYA INDUSTRIES LTD (THE "COMPANY")

We, Deloitte & Touche, named as Auditors and Reporting Accountants in the Preliminary Prospectus to be dated 28 June 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Preliminary Prospectus and further consent to the issue of the Preliminary Prospectus with the inclusion therein of our Accountants' Report dated 28 June 2002, the letter in relation to the profit forecast of the Company for the financial year ending 31 December 2002 and the letter in relation to the unaudited financial information as of 30 April 2002 and for the period from 1 January 2002 to 30 April 2002, in the form and context in which they are respectively included and with the inclusion of and references to our name in the form and context in which it appears in the Preliminary Prospectus.

We have given and have not withdrawn our consent to the issue of the Preliminary Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Preliminary Prospectus.

Yours faithfully

Deloitte & Touche

Deloitte & Touche
Certified Public Accountants
Singapore

Loi Chee Keong
Partner

12 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

113

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of SBI E2-Capital Securities Limited

(2) Date of document: 27 June 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 27 June 2002

Signature of person making lodgment

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration: 28 JUN 2002
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By: 270246


SBI
E2-Capital

A member of Softbank Investment Group

27 June 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

PRELIMINARY PROSPECTUS FOR CITIRAYA INDUSTRIES LTD (THE "COMPANY")

We, SBI E2-Capital Securities Limited, named as an Underwriter and a Placement Agent in the Preliminary Prospectus to be dated 28 June 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Preliminary Prospectus.

We have given and have not withdrawn our consent to the issue of the Preliminary Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Preliminary Prospectus.

Yours faithfully

Loo Chin Keong
Vice President
SBI E2-Capital Pte Ltd

For and on behalf of
SBI E2-Capital Securities Limited

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

114

12 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of SBI E2-Capital Pte Ltd

(2) Date of document: 24 June 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 27 June 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration: 28 JUN 2002
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No: 270216
A/c No: Fax No: 6535 8577	Checked By:


SBI
E2-Capital

A member of Softbank Investment Group

24 June 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

PRELIMINARY PROSPECTUS FOR CITIRAYA INDUSTRIES LTD (THE "COMPANY")

We, SBI E2-Capital Pte Ltd, named as Manager in the Preliminary Prospectus to be dated 27 June 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Preliminary Prospectus.

We have given and have not withdrawn our consent to the issue of the Preliminary Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Preliminary Prospectus.

Yours faithfully

Aw Soon Beng
Director
SBI E2-Capital Pte Ltd

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No
115

12 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of Lim Associates (Pte) Ltd

(2) Date of document: 27 June 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 27 June 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration: 28 JUN 2002
Address: 1 ROBINSON ROAD, #18-00, SINGAPORE 048542	Receipt No: 270216
Tel No: 6535 1944	
A/c No: Fax No: 6535 8577	Checked By:



Corporate Secretarial & Share Registration Services

10 Collyer Quay
#19-08 Ocean Building
Singapore 049315

Mail Address:
Robinson Road P O Box 3257
Singapore 905257

Telephone: 6536 5355
Fax: 6536 1360

27 June 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

PRELIMINARY PROSPECTUS FOR CITIRAYA INDUSTRIES LTD (THE "COMPANY")

We, Lim Associates (Pte) Ltd, named as Share Registrar and Share Transfer Office in the Preliminary Prospectus to be dated 28 June 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Preliminary Prospectus.

We have given and have not withdrawn our consent to the issue of the Preliminary Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Preliminary Prospectus.

Yours faithfully
Lim Associates (Pte) Ltd

Sebastian Tan
Director

07 AUG 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No
138

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 13 June 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	-	-	-
Nominal amount of each share	-	-	-
Amount paid or due and payable on each share paid	-	-	-
due and payable	-	-	-
Amount of premium paid or payable on each share	-	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	5,000,000	-	-
Nominal amount of each share	S$1.00	-	-
Amount to be treated as paid on each share	S$1.00	-	-

The consideration for which the shares have been so allotted is as follows:

Capitalisation from the audited accumulated profits as at 31 December 2001 of the sum of S$5,000,000

Lodged in the office of the Registrar of Companies & Businesses by

Name: SHOOK LIN & BOK
Address: 1 ROBINSON ROAD #18-00
AIA TOWER, SINGAPORE 048542

Tel No: 6535 1944
A/c No: Fax No: 6535 8577

For Official Use

Date of Registration:
Receipt No:
Checked By:

3 JUL 2002 AB
27

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
Ng Teck Lee 97 Paya Lebar Crescent Singapore 536181 S1776129/C Singaporean	678,975 shares of S$1.00 each allotted on capitalisation of the audited accumulated profits 14 June 2002
Ng Ah Hua 41 Begonia Drive Singapore 809899 S1635840/A Singaporean	1,172,775 shares of S$1.00 each allotted on capitalisation of the audited accumulated profits 14 June 2002
Lai Wee Ngen 3 Mount Sophia #08-00 Singapore 228450 S2001671/Z Singaporean	102,875 shares of S$1.00 each allotted on capitalisation of the audited accumulated profits 14 June 2002
Ng Teck Boon Block 660 Choa Chu Kang Crescent #19-85 Singapore 680660 S6833098/Z Singaporean	102,875 shares of S$1.00 each allotted on capitalisation of the audited accumulated profits 14 June 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 1 A

(Please use continuation sheets if space provided is insufficient)

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
Kuo Ming Tsung 1F, No. 3, Lane 242 Tzuen Hsien Street, Pei-Tou Taipei, Taiwan Republic of China 131263908 Taiwanese	550,000 shares of S$1.00 each renounced by Ng Ah Hua allotted and credited as fully paid-up 14 June 2002
Chen Ho Ching No. 1, Alley 8, Lane 88, Sec. 1 Gin-Lin Road, Pin-Tszeng City Tao-Yuan Shien, Taiwan Republic of China M20167356 Taiwanese	550,000 shares of S$1.00 each renounced by Ng Ah Hua allotted and credited as fully paid-up 14 June 2002
Ling Lee Yong 33 Jalan Tani Singapore 548579 S0074173/F Singaporean	192,500 shares of S$1.00 each renounced by Ng Ah Hua allotted and credited as fully paid-up 14 June 2002
Ling Lee Yong 33 Jalan Tani Singapore 548579 S0074173/F Singaporean	137,500 shares of S$1.00 each renounced by Ng Teck Lee allotted and credited as fully paid-up 14 June 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 1 B

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
Ung Yoke Hooi 9 Jalan Bukit Kempas 2/8 Taman Bukit Kempas 81200 Johor Bahru Johor 630413-02-5043 Malaysian	330,000 shares of S$1.00 each renounced by Ng Teck Lee allotted and credited as fully paid-up 14 June 2002
Goh Chee Koh Apt Blk 853 Hougang Central #04-19 Singapore 530853 S0207471/J Singaporean	330,000 shares of S$1.00 each renounced by Ng Teck Lee allotted and credited as fully paid-up 14 June 2002
Chin Teck Chuan Blk 151B King's Road #08-05 Singapore 268159 S2555798/J Singapore Permanent Resident	110,000 shares of S$1.00 each renounced by Ng Teck Lee allotted and credited as fully paid-up 14 June 2002
Tan Kim Yeow Blk 639 Choa Chu Kang Street 64 #05-17 Singapore 680639 S1829318/H Singaporean	110,000 shares of S$1.00 each renounced by Ng Teck Lee allotted and credited as fully paid-up 14 June 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 1 C

(Please use continuation sheets if space provided is insufficient)

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
Goh Lik In 5C Palm Grove Avenue Singapore 547346 S1415380/B Singaporean	110,000 shares of S$1.00 each renounced by Ng Teck Lee allotted and credited as fully paid-up 14 June 2002
Seow Siew Lan Blk 683 Tessensohn Road #04-123 Singapore 210683 S1792093/F Singaporean	412,500 shares of S$1.00 each renounced by Ng Teck Lee allotted and credited as fully paid-up 14 June 2002
Hwang Shiuh Jyh Blk 1 Upper Bukit Timah View #07-05 Singapore 588132 M20145550 Taiwanese	110,000 shares of S$1.00 each renounced by Ng Teck Lee allotted and credited as fully paid-up 14 June 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

FORM

24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	S$30,000,000	-	-
Issued Share Captial	S$11,000,000	-	-
Paid-up Share Capital	S$11,000,000	-	-

CERTIFICATE‡

~~I hereby certify, in relation to the abovenamed company, that :-~~

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and ~~the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 1 July 2002

Signature: ....

NG AH HUA

Name of *Director/~~Secretary~~: ....

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (6)

STATEMENT CONTAINING PARTICULARS OF SHARES ALLOTTED OTHERWISE THAN FOR CASH

FORM
25

Folio No 139.

03 AUG 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

This accompanying return is made in relation to the Form 24 (Return of Allotment of Shares) which refers to the allotment of shares in the abovenamed company on .... of June .... 2002 ......

1 The shares were allotted to the allottees (whose particulars are shown on Form 24):

* ~~pursuant to a contract not reduced to writing.~~
* ~~pursuant to a provision in the memorandum or articles.~~
* ~~in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders.~~

See Form 24 for details of the above allotment.

~~*2 Particulars sufficient to show the entitlement of the allottees to the allotment of shares where the allotment was made pursuant to—~~

~~* a contract not reduced to writing~~
~~* a provision in the memorandum or articles~~

~~are as follows:†~~

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD #18-00 AIA TOWER, SINGAPORE 048542	Receipt No:
Tel No: 6535 1944	Checked By:
Fax No: 6535 8577	

3 JUL 2002 AB

27

Form 25 Continuation Sheet 1

FORM

25

Folio No

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

*3 The particulars of the resolution or other authority by virtue of which—

* ~~an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders~~

* an account or reserve was applied directly in paying up for the shares are as follows:‡

At an Extraordinary General Meeting held on 13 June 2002, it was resolved that 5,000,000 ordinary shares of S$1.00 each be allotted on capitalisation of the audited accumulated profits as at 31 December 2001

4 The particulars of the consideration in respect of which the allotment of shares was made are as follows:

(a) See paragraph 3 above.

○ (*b*) Brief description of property: N.A.

Total amount deemed as paid in shares allotted otherwise than for cash

Cash

Amount of debt released or liabilities assumed (including mortgages on property)

Total purchase price

Form 25 Continuation Sheet 2

FORM
25
Folio No

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206495M

@ (*c*) Freehold property and fixed plant and machinery and other fixtures thereon, leasehold property — N.A.

Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures)

Equitable interests in freehold or leasehold property

Loose plant and machinery, stock in trade, and other chattels

Goodwill and benefit of contracts

Patents, designs and trade marks, licences, copyrights, etc

Books and other debts

Cash in hand and at bank on current account, bills, notes, etc

Cash on deposit at bank and elsewhere

Shares, debentures and other investments

Other property, viz

Dated this 1st day of July 2002

Signature: [signature]

Name of Director/~~Secretary~~‡: NG AH HUA

---

* Delete where inapplicable.

† Set out nature, date of, and parties to, the contract, or insert "Clause(s) numbered......" in the memorandum or "Article(s) numbered......"

‡ Set out the date and a summary of the provisions of the resolution or other authority.

If the consideration for the allotment of the shares is services or any consideration other than that mentioned in paragraph 4(*b*), state the nature of that consideration.

o If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.

@ Give full particulars in the form of the table of the property referred to in paragraph 4(*b*), which is the subject of the sale, showing in detail how the total purchase price is apportioned between each item.

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM 45

Folio No.

24 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Dr Lim Chun Leng Michael (Name) of 2 Oak Avenue, Singapore 276763 (Address),

*NRIC/~~Passport~~ No: S1424914A hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM
45

Folio No.

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

~~. . . . .~~
~~(state language/dialect)~~

~~by . . . .~~
~~(state name)~~

~~NRIC NO: . . . .~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN
. . . .

Name of *~~Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 12th day of July 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No : 2 JUL 2002
A/c No : Tel No : 6535 1944	Checked By : 299739

24 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.

118

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Ng Ah Hua .... (Name) of

41 Begonia Drive, Singapore 809899 .... (Address),

*NRIC/~~Passport~~ No: S1635840A .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM
45

Folio No.

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

.... (state language/dialect)

by .... (state name)

NRIC NO: ....

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : ....

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : ....

JANET TAN

Name of *~~Notary Public~~/Advocate & Solicitor/ ~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 12th day of July 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No : 20 JUL 2002
A/c No : Tel No : 6535 1944	Checked By : 249739

24 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

115

I, Ng Teck Lee .... (Name) of

97 Paya Lebar Crescent, Singapore 536181 .... (Address),

*NRIC/~~Passport~~ No: S1776129C .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

. . . .
(state language/dialect)

by . . . .
(state name)

~~NRIC NO: . . . .~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

JANET TAN

Name of *~~Notary Public~~/Advocate & Solicitor/ ~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 12th day of July 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No : 2[illegible] JUL 2002
A/c No : Tel No : 6535 1944	Checked By : 299739

24 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.

17

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Lai Wee Ngen .... (Name) of

3 Mount Sophia, #08-00, Singapore 228450 .... (Address),

*NRIC/~~Passport~~ No: S2001671Z .... hereby consent to act as director of the

abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

....
(state language/dialect)

by ....
(state name)

NRIC NO: ....

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : ....

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : ....

JANET TAN

Name of *~~Notary Public~~/Advocate & Solicitor/ ~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 12th day of July 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No :
A/c No : Tel No : 6535 1944	Checked By :

249739

24 JUL 2003

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM 45

Folio No.

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Seow Siew Lan .... (Name) of

Blk 683, Tessensohn Road, #04-123, Singapore 210683 .... (Address),

*NRIC/~~Passport~~ No: S1792093F .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet I

FORM 45

Folio No.

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

~~.................................... (state language/dialect)~~

~~by .... (state name)~~

~~NRIC NO: ....~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : ....

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : ....

JANET TAN

....

Name of ~~*Notary Public~~/Advocate & Solicitor/ ~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 12th day of July 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No : JUL 2002
A/c No : Tel No : 6535 1944	Checked By : 249739



THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

I, Tan Gim Soo .... (Name) of

29C Jalan Haji Salam, Singapore 468819 .... (Address),

*NRIC/~~Passport~~ No: S2167816C .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

FORM
45

Folio No.

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

....
(state language/dialect)

by ....
(state name)

NRIC NO: ______________________________

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : ....

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : ....

JANET TAN
....

Name of *~~Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 12th day of July 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No :
A/c No : Tel No : 6535 1944	Checked By : 249739

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM 45

Folio No.

24 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

123

I, Lim Poh Kiat .... (Name) of

26 Jalan Lempeng, #07-05, Singapore 128805 .... (Address),

*NRIC/~~Passport~~ No: S1777268F .... hereby consent to act as director of the abovenamed company with effect from .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

Name of Company : CITIRAYA INDUSTRIES LTD

Company No : 199206445M

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

~~. . . . .~~
~~(state language/dialect)~~

~~by . . . .~~
~~(state name)~~

~~NRIC NO: . . . .~~

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . . [signature] . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . . [signature] . . . .

JANET TAN

. . . .

Name of *~~Notary Public~~/Advocate & Solicitor/
~~Approved Company Auditor/Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 12th day of July 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	**For Official Use**
Name : SHOOK LIN & BOK	Date of Registration :
Address : 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542	Receipt No :
A/c No : Tel No : 6535 1944	Checked By : 349739

21 AUG 2002

THE COMPANIES ACT
(CHAPTER 50)
.Section 171 (1B)

CONSENT TO ACT AS SECRETARY

FORM
45B

Folio No

Name of Company: **CITIRAYA INDUSTRIES LTD**

Company No: 199206445M

The Registrar of Companies & Businesses,
Singapore

I, the undermentioned person, hereby consent to act as a secretary of the abovenamed company with effect from 15 JUN 2002 and I am a qualified person under section 171 (1A) by virtue of my being —

~~*(i) a secretary of a company for at least 3 of the 5 years immediately preceding the abovementioned date of my appointment as secretary of the abovenamed company.~~

~~* (ii) a qualified person under the Legal Profession Act.~~

~~*(iii) an accountant registered with the Institute of Certified Public Accountants of Singapore.~~

*(iv) a member of the Singapore Association of the Institute of Chartered Secretaries and Administrators.

~~*(v) a member of the Association of International Accountants (Singapore Branch).~~

~~*(vi) a member of The Institute of Company Accountants, Singapore Branch.~~

Name: Tan San-Ju

Address: Apt Blk 137 Sunset Way #06-08, Singapore 597159

*NRIC/Passport No: S1495769C Nationality: Singapore Citizen

Signature: [signature]

Before me —

Signature: [signature] **Hazel L C Chia** **Practising Chartered Secretary**

*Name of ~~Notary Public/Advocate & Solicitor/Approved Company Auditor~~/Member of the Singapore Association of the Institute of Chartered Secretaries and Administrators

17 JUL 2002

Dated this 17 day of July 20 02

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: LIM ASSOCIATES (PTE) LTD	Date of Registration:
Address: 10 Collyer Quay #19-08, Ocean Building Singapore 049315	Receipt No:
A/c No: Tel No: 6536-5355 Fax No: 6536-1360	Checked By:

21 AUG 2002

THE COMPANIES ACT
(CHAPTER 50)
Sections 146 (1), 173 (6) and 205

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS, SECRETARIES AND AUDITORS AND CHANGES OF PARTICULARS

FORM 49

Folio No 142

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

The *particulars/changes of particulars are as follows:

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
† Secretary Tan San-Ju Apt Blk 137 Sunset Way #06-08 Singapore 597159	S1495769C Singapore Citizen Practising Chartered Secretary	Appointed with effect from 15 June 2002.
Lai Wee Ngen 3 Mount Sophia #08-00 Singapore 228450	S2001671/Z Singapore Citizen Advocate & Solicitor	Resigned on 15 June 2002

Dated 19 JUL 2002

Signature: ....

Name of *Director/~~Secretary~~: Ng Ah Hua

This Form consists of this page *and — continuation sheet(s).

*Delete where inapplicable.
†Insert headings, ie, Directors, Managers, Secretaries or Auditors

Note: Attach Annexes for particulars of other directorships of public companies or their subsidiaries in Singapore. Changes in respect of NRIC/ Passport No and address notified herein will be updated by the Registry in all other companies of which the above persons are officers and shareholders. Auditors need only give their firm's name address.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: LIM ASSOCIATES (PTE) LTD	Date of Registration:
Address: 10 Collyer Quay #19-08, Ocean Building, Singapore 049315	Receipt No:
A/c No: Tel No: 6536-5355	Checked By:

23 JUL 02 S F 30

2699

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No
116

Name of Company: CITIRAYA INDUSTRIES LTD

24 JUL 2002

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Prospectus

(2) Date of document: 20 ~~18~~ July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No: 20 JUL 2002
A/c No: Fax No: 6535 8577	Checked By: 29 AB

9739 $1435

The Companies Act
(Chapter 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM 94

Folio No 129

24 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of Lim Associates (Pte) Ltd

(2) Date of document: 18 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration: 20 JUL 2002
Address: 1 ROBINSON ROAD, #18-00, SINGAPORE 048542	Receipt No:
Tel No: 6535 1944	299739
A/c No: Fax No: 6535 8577	Checked By:

46

24 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No
125

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of SBI E2-Capital Pte Ltd

(2) Date of document: 15 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration: JUL 2002
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By: 299734

24 JUL 2002

THE COMPANIES ACT (CHAPTER 50) Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc **GENERAL LODGMENT FORM**

FORM
94

Folio No
176

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of SBI E2-Capital Securities Limited

(2) Date of document: 15 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

....
Signature of person making lodgment

....
Signature of Witness

....
*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By: 299739


SBI
E2-Capital

A member of Softbank Investment Group

15 July 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")

We, SBI E2-Capital Securities Limited, named as a Placement Agent in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully

Aw Soon Beng
Director, SBI E2-Capital Pte Ltd

For and on behalf of
SBI E2-Capital Securities Limited

SBI E2-Capital Pte Ltd 軟庫金匯投資(私人)有限公司
5 Shenton Way #09-07 UIC Building Singapore 068808 5 珍珊頓大道 #09-07 UIC 大廈,新加坡郵區 068808

POWER OF ATTORNEY

We, SBI E2-Capital Securities Limited (Company Registration No.[321462], a company incorporated in the Hong Kong and having our registered address at 20/F, Henley Building, 5 Queen's Road, Central, Hong Kong) (the "Company") hereby appoint: -

	Name	Passport No.
(1)	Choo Chee Kong	2561468B

or failing him/her,

(2)	Aw Soon Beng	1539949Z

or failing him/her,

(3)	Loo Chin Keong	1794248D

as our true and lawful attorney (each an "Attorney") with full power and authority to execute all documents which our Attorney(s) may consider to be necessary or desirable for the Company to enter into or sign in connection with the management, arrangement and placement of (a) equity and equity related issues; and (b) debt and debt-related issues, on behalf of our customers and/or the Company, including but not limited to the execution of the Placement Agreement, Letter of Consent, Red Herring Prospectus and Prospectus in connection with the offer by Citiraya Industries Ltd in Singapore.

We, SBI E2-Capital Securities Limited, hereby undertake to ratify and confirm all that our Attorney(s) shall lawfully do or cause to be done by virtue of the powers conferred on our Attorney(s) hereunder. We declare that this authority shall be irrevocable for three months from the date hereof.

IN WITNESS WHEREOF, we, SBI E2-Capital Securities Limited have caused our Common Seal to be hereunto affixed this 19th day of June 2002.

The Common Seal of)
SBI E2-Capital Securities Limited)
was hereunto affixed in)
the presence of :)

John Lo
Director

Witness by
Name: [illegible]
Title: [illegible]

24 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

12X

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of UOB Kay Hian Private Limited

(2) Date of document: 12 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration: 2? JUL 2002
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No: 249739
A/c No: Fax No: 6535 8577	Checked By:

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

118

24 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of J. M. Sassoon & Co. (Pte) Ltd.

(2) Date of document: 12 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By:

299739

24 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of Kim Eng Ong Asia Securities Pte Ltd

(2) Date of document: 15 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By:

299739

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

130

24 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of Philip Securities Pte Ltd

(2) Date of document: 15 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

Signature of person making lodgment

JANET
ADVOCATE & [illegible] OR
SINGA[illegible]

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No: 20 JUL 2002
A/c No: Fax No: 6535 8577	Checked By:

299739

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No
131

24 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of Lim & Tan Securities Pte Ltd

(2) Date of document: 16 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By:

249739

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

132

24 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of Deloitte & Touche

(2) Date of document: 19 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

....
Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

....
Signature of Witness

....
*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No: 2 3 JUL 2002
A/c No: Fax No: 6535 8577	Checked By:

299739

24 JUL 2002

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

133

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of Shook Lin & Bok

(2) Date of document: 18 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

....
Signature of person making lodgment

....
Signature of Witness

....
*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By:

299739

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

134

24 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of Consent of United Overseas Bank Limited

(2) Date of document: 9 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

....
Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

....
Signature of Witness

....
*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD, #18-00 AIA TOWER SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By: 299739



UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

9th July 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

**CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")**

We, United Overseas Bank Limited, named as Principal Banker in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully

Yeo Eng Cheong
Executive Vice President
For and on behalf of
United Overseas Bank Limited

CERTIFIED TRUE COPY

LEO HEE WUI
Assistant Secretary

BY THIS POWER OF ATTORNEY given the 12th day of October 2001 UNITED OVERSEAS BANK LIMITED, a company incorporated in Singapore and having its registered office at 80 Raffles Place, UOB Plaza, Singapore 048624 (hereinafter called "the Bank") hereby appoints the following officers:-

(1) Samuel Poon Hon Thang (NRIC No. 0068996-C)
(2) Ong Sea Eng (NRIC No. 0000560-F)
(3) Yeo Eng Cheong (NRIC No. 0015704-Z)
(4) Vivien Chan (nee Ho) (NRIC No. 2536632-H)
(5) Leslie Koh Kok Heng (NRIC No. S6834966-D)
(6) Heng Cher Joo (NRIC No. S0475700-I)
(7) Michael Sng Beng Hock (NRIC No. 1366191-Z)
(8) Quah Sy Yi (NRIC No. 1753666-D)

(hereinafter collectively called "the Attorneys" which expression shall include any one or more or all of them) jointly and each of them severally the true and lawful attorneys and attorney of the Bank for and on behalf of the Bank and in the name of the Bank and as the Bank's act and deed or otherwise to execute any letter or document or deed of consent to act as principal banker, receiving banker, manager, co-manager, underwriter or co-underwriter in any offer of securities to the public by any corporation in Singapore or elsewhere on such terms and to such extent as the Attorneys or any of them shall think fit.

And the Bank hereby agrees to ratify and confirm all and whatsoever the Attorneys or any of them shall lawfully do or cause to be done by virtue of these presents including anything which shall be done between the revocation of these presents and notice of such revocation reaching the Attorneys or any of them and the Bank further declares that as against the Bank everything which the Attorneys or any of them shall lawfully do or cause to be done in pursuance of these presents after such revocation as aforesaid shall be valid and effectual in favour of any person firm company body corporate syndicate association government or local or public or statutory body or authority or any party whomsoever claiming the benefit thereof who before the doing thereof shall not have had express notice of such revocation.

IN WITNESS WHEREOF the Bank has caused its Common Seal to be hereunto affixed.

CERTIFIED TRUE COPY

LEO HEE WUI
Assistant Secretary

THE COMMON SEAL of)
UNITED OVERSEAS BANK LIMITED)
was hereunto affixed in the presence of:-)

____________ Director

____________ Director

____________ Secretary

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No
135

24 JUL 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of confirmation from The Development Bank of Singapore Ltd (including its POSBank Services division) relating to the Electronic Securities Application Service

(2) Date of document: 1 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

....
Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

....
Signature of Witness

....
*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: SHOOK LIN & BOK	Date of Registration: 29 JUL 2002
Address: 1 ROBINSON ROAD #18-00 AIA TOWER, SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By: 599739



1 July 2002

Registrar of Companies and Business
10 Anson Road #05-01/15
International Plaza
Singapore 079903

Dear Sirs

INITIAL PUBLIC OFFERING ("IPO") OF CITIRAYA INDUSTRIES LTD (THE "COMPANY") APPLICATIONS FOR SHARES THROUGH THE INTERNET

We have accepted an invitation by SBI E2-Capital Pte Ltd to participate in the above IPO to provide electronic share application services through our automated teller machines and internet banking website (www.dbs.com).

In accordance with paragraph 6.1 of the Guidelines on Offers of Securities made through the Internet (the "Guidelines") jointly issued by the Ministry of Finance, the Monetary Authority of Singapore and the Registrar on 2 May 2001, with regards to the Electronic Prospectus of the above mentioned IPO, we confirm that: -

(a) the Electronic Prospectus contains the same information in substantially the same sequence as the printed Prospectus lodged with the Registrar;

(b) any difference between the format and layout of the Electronic Prospectus and the printed prospectus are immaterial and such differences do not render the content of the Electronic Prospectus different from that of the printed prospectus;

(c) the legibility of the Electronic Prospectus is not compromised; and

(d) the web-pages of our website which contain the form of application for shares in relation to the IPO comply with the requirements of the Guidelines, including the requirement that prospective applicants for the shares offered in the IPO are given an opportunity to access a copy of the Electronic Prospectus before being given access to the application form.

We further confirm that our screen flows relating to our Electronic Securities Application Service do not constitute an advertisement under Section 48 of Companies Act, Chapter 50.

Yours faithfully

GOH CHYAN PIT
VICE PRESIDENT
EQUITY CAPITAL MARKETS
INVESTMENT BANKING GROUP

POWER OF ATTORNEY

We, The Development Bank of Singapore Ltd, a company incorporated in Singapore and having its registered office at 6 Shenton Way, DBS Building, Singapore 068809 ("DBS Bank") hereby appoint the following person of DBS Bank namely:-

Eric Ang Teik Lim	I/C No. 2016710/F
Goh Chyan Pit	I/C No. 1609095/F
Ho Yew Mun	I/C No. 0158094/I
Kan Shik Lum	I/C No. 0020553/B
Lau Seok Yee	I/C No. 1683142/E
Low Han Keat	I/C No. 7073135/E
Tan Jeh Wuan	I/C No. 1718922/J
Mah Kah Loon	I/C No. 2645413/A


CERTIFIED TRUE COPY
Claire Tham Li Mei
Assistant Secretary

as its attorneys and lawful attorney (each an "Attorney") to sign the following documents, for and on behalf of the relevant Equity Capital Markets team of which such Attorney is a member:

- Mandate letters
- Listing applications to the Singapore Exchange Securities Trading Ltd ("SGX"
- Syndicate invitation letters
- Electronic Share Application invitation letters
- Float sharing letters
- Correspondance to SGX, Registrar of Companies, Securities Industry Council and the Monetary Authority of Singapore on DBS Bank's official letterhead
- Minutes of verification meetings
- Confirmation letters to SGX pursuatn to SGX Listing Manual
- Requests for tax invoices
- MASNET releases
- Management and underwriting agreements for initial public offerings, rights issues, private share placements and other equity capital market transactions
- Placement agreements
- Co-underwriting and sub-underwriting agreements
- Co-underwriting ad sub-placement agreements
- Letters of consent
- SGX Listing Manual Appendix 14 declarations

~~and all documents ancillary or incidental to the above.~~

We hereby agree to ratify and confirm all that the Attorney shall lawfully do or cause to be done by virtue of this Power of Attorney.

IN WITNESS WHEREOF the Bank has caused its Common Seal to be hereunto affixed this 5th day of December, Two thousand and One (2001).

The Common Seal of THE DEVELOPMENT BANK OF SINGAPORE LIMITED was hereunto affixed in the presence of:-)

Director

\- Secretary



THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM 94

Folio No 136

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

Name of person lodging this form: JANET TAN

*NRIC/Passport No: 2192737/F

Address: 42 Shelford Road #05-09
Singapore 288435

Designation: Advocate & Solicitor

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter of confirmation from United Overseas Bank Limited (including Overseas Union Bank) and its subsidiaries, Far Eastern Bank Limited and Industrial & Commercial Bank Limited relating to the Electronic Securities Application Service

(2) Date of document: 1 July 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on: 18 July 2002

Signature of person making lodgment

JANET TAN
ADVOCATE & SOLICITOR
SINGAPORE

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1 ROBINSON ROAD #18-00 AIA TOWER, SINGAPORE 048542 Tel No: 6535 1944	Receipt No:
A/c No: Fax No: 6535 8577	Checked By: 249739

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 Fax (65) 5342334
www.uobgroup.com

1st July 2002

The Registrar of Companies and Businesses
10 Anson Road #05-01/15
International Plaza
Singapore 079903

Dear Sir/Madam

INITIAL PUBLIC OFFERINGS OF CITIRAYA INDUSTRIES LTD (THE "COMPANY") - APPLICATIONS FOR SHARES THROUGH THE INTERNET

1. We will be providing electronic share application services through our UOB Internet web-site at www.uobgroup.com. for the above-mentioned initial public offering (the "Offer").

2. In accordance with paragraph 6.1 of the Guidelines on Offers of Securities made through the Internet (the "Guidelines") jointly issued by the Ministry of Finance, the Monetary Authority of Singapore and the Registrar of Companies and Businesses ("Registrar"), we confirm the following:-

   (a) that the electronic prospectus posted by the Bank on its web page(s) contains the same information and is in substantially the same sequence as the printed prospectus lodged with the RCB; and

   (b) that any differences between the format and layout of the electronic prospectus and the printed prospectus are immaterial and such differences do not render the contents of the electronic prospectus different from that of the printed prospectus;

   (c) that the legibility of the electronic prospectus is not compromised; and

   (d) that the web-page(s) containing the form of application for shares in relation to the offer complies with the requirements of the relevant authorities and includes the requirement that a prospective investor must be given an opportunity to access a copy of the electronic prospectus before being given access to the application form.

Yours faithfully,
For UNITED OVERSEAS BANK LIMITED

Name: Chua Siong Fong
Designation: VP

Name: L.M. LAI LING
Designation: FVP

CERTIFIED TRUE COPY

POWER OF ATTORNEY

We, **UNITED OVERSEAS BANK LIMITED**, a bank incorporated under the laws of Singapore and having its registered office at 80 Raffles Place, UOB Plaza, Singapore 048624 (the "Bank") does hereby make, appoint and constitute any two of the following officers, one of whom must be from **Group A** and one from **Group B**,

Group A	Group B
Herbert Leong Hon Wha	Chua Choon Kim
Lim Lai Ling	Yong Poh Seng
Chng Say Keong	Chin Siew Foong
	David Tan Kok Leong

to be the Attorneys of the Bank to jointly sign and deliver on the Bank's behalf any deed, statement, agreement, letter, declaration or other document to the Registrar of Companies and Businesses ("RCB") of Singapore in connection with any public offer via the internet of shares, warrants, loan stock, bonds or any other securities including a letter to the RCB to confirm the following:-

a) that any electronic prospectus posted by the Bank on its web page(s) contains the same information and is in substantially the same sequence as the printed prospectus lodged with the RCB; and

b) that any differences between the format and layout of the electronic prospectus and the printed prospectus are immaterial and such differences do not render the contents of the electronic prospectus different from that of the printed prospectus;

c) that the legibility of the electronic prospectus is not compromised; and

d) that the web page(s) containing the form of application for shares in relation to the offer complies with the requirements of the relevant authorities and includes the requirement that a prospective investor must be given an opportunity to access a copy of the electronic prospectus before being given access to the application form.



30 AUG 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

145

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 13 June 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	110,000,000	-	-
Nominal amount of each share	S$0.025	-	-
Amount paid or due and payable on each share paid	S$0.25	-	-
due and payable	-	-	-
Amount of premium paid or payable on each share	S$0.225	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-	-	-
Nominal amount of each share	-	-	-
Amount to be treated as paid on each share	-	-	-

The consideration for which the shares have been so allotted is as follows:

Not Applicable

Lodged in the office of the Registrar of Companies & Businesses by

Name: SHOOK LIN & BOK
Address: 1 ROBINSON ROAD #18-00
AIA TOWER, SINGAPORE 048542

Tel No: 6535 1944
A/c No: Fax No: 6535 8577

For Official Use

Date of Registration:
Receipt No:
Checked By:

30 JUL 2002
31 AB

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
The Central Depository (Pte) Limited 2 Shenton Way #19-00 SGX Centre 1 Singapore 068804 198003912/M Incorporated in Singapore	110,000,000 ordinary shares of S$0.025 each for cash at a premium of S$0.225 30 July 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	S$50,000,000	-	-
Issued Share Captial	S$13,750,000	-	-
Paid-up Share Capital	S$13,750,000	-	-

CERTIFICATE‡

~~I hereby certify, in relation to the abovenamed company, that~~

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and ~~the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 29 July 2002

Signature: ....

NG AH HUA

Name of *Director/~~Secretary~~: ....

---

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Sections 146 (1), 173 (6) and 205

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS, SECRETARIES AND AUDITORS AND CHANGES OF PARTICULARS

FORM 49

Folio No 144

14 OCT 2002

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

The *particulars/changes of particulars are as follows:

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
† Director Lai Wee Ngen 3 Mount Sophia #08-00 Singapore 228450	S2001671Z Singapore Citizen Advocate & Solicitor	Resigned with effect from 25 September 2002

Dated 1 October 2002

Signature: [signature]

Name of *Director/Secretary: Seow Siew Lan

This Form consists of this page *and – continuation sheet(s).

*Delete where inapplicable.
†Insert headings, ie, Directors, Managers, Secretaries or Auditors

Note: Attach Annexes for particulars of other directorships of public companies or their subsidiaries in Singapore. Changes in respect of NRIC/ Passport No and address notified herein will be updated by the Registry in all other companies of which the above persons are officers and shareholders. Auditors need only give their firm's name address.

Lodged in the office of the Registrar of Companies & Businesses by

Name: LIM ASSOCIATES (PTE) LTD
Address: 10 Collyer Quay #19-08, Ocean Building Singapore 049315
A/c No:
Tel No: 6536-5355
Fax No: 6536-1360

For Official Use

Date of Registration:
Receipt No:
Checked By:

10 OCT 02

THE COMPANIES ACT
(CHAPTER 50)
SECTION 136 (1)

25 OCT 2002

MEMORANDUM WHERE PROPERTY OR UNDERTAKING IS RELEASED FROM REGISTERED CHARGE OR HAS CEASED TO FORM PART OF COMPANY'S PROPERTY OR UNDERTAKING

FORM
42

Folio No
145

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

The Registrar of Companies and Businesses,
Singapore

The abovenamed company hereby gives notice that in relation to the + Debenture dated 26 April, 2002, registered on 8 May, 2002 and numbered 200202100 in the Register of Charges, created by the abovenamed company in favour of United Overseas Bank Limited, ...

\# (a) the entire property or undertaking relating to the said charge was released on 17 October 2002 ~~and the charge is considered to be satisfied in full.~~ subject to the terms contained in the Deed of Partial Discharge and Release dated 17 October .2002

\# (b) ~~part of the property or undertaking relating to the said charge as described below # was released from the charge/ceased to form part of the property or undertaking of the abovenamed company on~~ ....

-In view of the above, the Charge No. 200202100 is to be deleted from the Register of Charges.

Dated this 23rd day of October 2002

The common seal of the abovenamed company)
was affixed hereto in the presence of —)

1 Signature ....
Name of #Director/~~Secretary~~ ......NG AH HUA

2 Signature ....
Name of #Director/~~Secretary~~ ........SEOW..SIEW.. LAN

\+ Insert description of instrument creating or evidencing the charge, eg "trust deed", "mortgage", "debenture".
* Statement by the chargee of the payment, satisfacton, release or ceasing referred to in section 136 (1).
\# Delete where inapplicable

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name: SHOOK LIN & BOK	Date of Registration:
Address: 1Robinson Road #18-00 AIA Tower Singapore 048542	Receipt No: 24 OCT 2002
A/C No: Tel No: 6535 1944 Fax No: 6535 8577	Checked by: AB

FORM 42 CONTINUATION SHEET 1

FORM
42

Folio No

Name of Company: CITIRAYA INDUSTRIES LTD

Company No: 199206445M

The abovenamed chargee hereby state and hereby confirm that

\# (a) the entire property or undertaking relating to the said charge * was released on 17 October 2002 ~~and the charge is considered to be satisfied in full.~~ subject to the terms contained in the Deed of Partial Discharge and Release dated 17 October 2002

\# (b) ~~part of the property or undertaking relating to the said charge as described above # * was released from the charged/ceased to form part of the property or undertaking of the abovenamed company on the above mentioned date.~~

-In view of the above, the Charge No. 200202100 is to be deleted from the Register of Charges.

Dated this 23rd day of October 2002

For [illegible] BANK LIMITED

Signature of authorised representative of abovenamed chargee: [signature]

THUM [illegible]

+ Insert description of instrument creating or evidencing the charge, eg "trust deed", "mortgage", "debenture".

* Statement by the chargee of the payment, satisfacton, release or ceasing referred to in section 136 (1).

\# Delete where inapplicable


Prospectus
Dated 20 July 2002
03 JAN 23 AM 7:21
Basel Action Network. Copyright

Application has been made to the Singapore Exchange Securities Trading Limited (the "SGX-ST") for permission to deal in, and for quotation of, all the ordinary shares of S$0.025 each (the "Shares") in the capital of Citiraya Industries Ltd (the "Company") already issued, the new Shares (the "New Shares") which are the subject of this Invitation, as well as the new Shares arising from the exercise of options granted under our Citiraya Share Option Scheme. Such permission will be granted when our Company has been admitted to the Official List of the SGX-ST. Acceptance of applications will be conditional upon, inter-alia, permission being granted to deal in, and for quotation of, all of the issued shares of our Company, the New Shares which are the subject of the Invitation, as well as the new Shares arising from the exercise of options granted under our Citiraya Share Option Scheme. Quotations of and dealing in the Shares will be in Singapore dollars. • Moneys paid in respect of any application accepted will, subject to applicable laws, be returned, without interest or any share of revenue or other benefit arising therefrom and at the applicant's own risk, if the said permission is not granted. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this Prospectus. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Invitation, our Company, our Citiraya Share Option Scheme, our Shares or the New Shares. • A copy of this Prospectus, together with copies of the Application Forms, has been lodged with and registered by the Registrar of Companies and Businesses in Singapore who takes no responsibility for its contents or any of the other documents referred to in this Prospectus. We have not lodged or registered this Prospectus in any other jurisdiction. • Investing in our Shares involves risks which are described in the "Risk Factors" section beginning on page 17 of this Prospectus.


itiraya

CITIRAYA INDUSTRIES LTD

(Incorporated in the Republic of Singapore on 28 November 1992)

Invitation in respect of 138,800,000 ordinary shares of S$0.025 each comprising 110,000,000 New Shares and 28,800,000 Vendor Shares as follows:-

(1) 13,880,000 Offer Shares at S$0.25 for each Offer Share by way of public offer; and

(2) 124,920,000 Placement Shares by way of placement comprising:-
   (i) a minimum of 111,040,000 Placement Shares at S$0.25 for each Placement Share; and

   (ii) up to 13,880,000 Reserved Shares at S$0.25 for each Reserved Share reserved for management, independent Directors, employees, business associates and those who have contributed to our success,

payable in full on application.

Manager


SBI
E2-Capital

A member of Softbank Investment Group

Placement Agents

SBI E2-Capital Securities Limited
J. M. Sassoon & Co. (Pte) Ltd.
UOB Kay Hian Private Limited
Kim Eng Ong Asia Securities Pte Ltd
Phillip Securities Pte Ltd
Lim & Tan Securities Pte Ltd

Underwriters for Public Offer

Phillip Securities Pte Ltd
J. M. Sassoon & Co. (Pte) Ltd.





THE GROWING NEED FOR OUR SERVICES

In 1997, more than 3.2 million tonnes of used electronic consumer products end up in US landfills
~ US Environmental Protection Agency

In 1998, approximately 275 million pounds (9.7 million units) of electronic products and 33 million pounds of electronic components were recycled
~ National Safety Council

Increasingly, more countries are adopting regulations recommended by the UN Environment Programme on environment protection

FUTURE PLANS FOR GROWTH

To continue our growth and to take advantage of the growing demand for recycling, the Company plans to:

Set up new recycling plants overseas
- in Malaysia and the PRC, upon receipt of relevant approvals
- in Taiwan, to enhance recycling capabilities

Set up new collection centres overseas
- to increase worldwide presence and better serve MNCs globally

Increase efficiency and improve processes
- constant upgrading and improvement of existing equipment and machinery
- constant modification and improvement of processes to ensure maximum extraction capabilities

Increase R&D resources and capabilities
- constantly experimenting on the use of alternative chemicals or equipment
- collaboration with industry experts




999.9
FINE

COMPETITIVE STRENGTHS

One-stop recycling services
- from collection of electronic components and products to the final recycling and extraction of precious metals
- this saves time, costs and is convenient for our suppliers

Worldwide collection network
- Long-term Licensing and Collection Agreements with collection centres to provide consistent supply
- procurement agreements with global electronic manufacturers
- currently have 10 collection centres; 6 in Asia, 3 in Europe and 1 in South America

Environmentally friendly processes
- ISO 14001 and OHSAS 18001 certifications for all processes
- current discharge levels are generally below minimum levels imposed by ENV
- achieves zero landfill

Protection of suppliers' Intellectual Property Rights ("IPR")
- committed to protection of MNC suppliers' IPR through safety measures such as the witnessing of crushing process by MNC representatives and a 24-hour CCTV monitoring system

Experienced management team
- familiar with business
- each founder has more than 10 years of hands-on experience
- supported by dedicated and experienced team of managers and senior staff

A leading fully integrated provider of recycling and processing services for the electronics industry



One-stop centre

- Provides one-stop recycling and processing services for electronic components and products

Strong track record

- Founders commenced business in 1988

Global Network

- 10 collection centres around the world – 6 in Asia, 3 in Europe, 1 in South America

Established base of MNC suppliers

- Includes Nokia, IBM, Philips, 3M, AMD, Motorola, Seagate and Gemplus

105,000 sq ft recycling and recovery plant in Singapore

- 15,000 tonnes per annum processing capacity
- Environmental protection features

22.5%-owned collection and pre-processing plant in Taiwan

FINANCIAL HIGHLIGHTS



Revenue
S$Million
100
90
80
70
60
50
40
30
20
10
0
20.8
28.5
44.4
85.8
1999
2000
2001
2002 (FORECAST)
Profit Before Tax
S$Million
16
14
12
10
8
6
4
2
0
1.9
3.0
3.1
14.7
1999
2000
2001
2002 (FORECAST)
FINANCIAL YEAR ENDED 31 DECEMBER

TABLE OF CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS	:	Dr Lim Chun Leng Michael (Non-Executive Chairman) Ng Ah Hua Raymond (CEO cum Deputy Chairman) Ng Teck Lee (President) Lai Wee Ngen William (Non-Executive Director) Seow Siew Lan (Executive Director) Tan Gim Soo (Independent Director) Lim Poh Kiat (Independent Director)
COMPANY SECRETARY	:	Tan San-Ju, FCIS
REGISTERED OFFICE	:	65 Tech Park Crescent Singapore 637787
SHARE REGISTRAR AND SHARE TRANSFER OFFICE	:	Lim Associates (Pte) Ltd 10 Collyer Quay #19-08 Ocean Building Singapore 049315
MANAGER	:	SBI E2-Capital Pte Ltd 5 Shenton Way #09-07 UIC Building Singapore 068808
PLACEMENT AGENTS	:	SBI E2-Capital Securities Limited 20/F Henley Building 5 Queen's Road, Central Hong Kong UOB Kay Hian Private Limited 80 Raffles Place #30-01 UOB Plaza 1 Singapore 048624 J. M. Sassoon & Co. (Pte) Ltd. 1 Raffles Place #43-00 OUB Centre Singapore 048616 Kim Eng Ong Asia Securities Pte Ltd 9 Temasek Boulevard #39-00 Suntec Tower Two Singapore 038989 Phillip Securities Pte Ltd 95 South Bridge Road #11-00 Pidemco Centre Singapore 058717 Lim & Tan Securities Pte Ltd 10 Collyer Quay #12-00 Ocean Building Singapore 049315

UNDERWRITERS FOR PUBLIC OFFER	:	Phillip Securities Pte Ltd 95 South Bridge Road #11-00 Pidemco Centre Singapore 058717 J. M. Sassoon & Co. (Pte) Ltd. 1 Raffles Place #43-00 OUB Centre Singapore 048616
AUDITORS AND REPORTING ACCOUNTANTS	:	Deloitte & Touche 95 South Bridge Road #09-00 Pidemco Centre Singapore 058717
SOLICITORS TO THE INVITATION	:	Shook Lin & Bok 1 Robinson Road #18-00 AIA Tower Singapore 048542
PRINCIPAL BANKER	:	United Overseas Bank Limited 80 Raffles Place UOB Plaza Singapore 048624

DEFINITIONS

For the purpose of this Prospectus and the accompanying Application Forms, the following definitions have, where appropriate, been used:–

Companies

"Citiraya (Taiwan)"	:	Citiraya Technology Inc. (全亚冠科技股份有限公司)
"Company" or "Citiraya"	:	Citiraya Industries Ltd

Other Companies and Corporations

"3M"	:	3M Singapore Pte Ltd
"Allegemeine"	:	Allgemeine Gold-und Silberscheideanstalt AG
"AMD"	:	Advanced Micro Devices (S) Pte Ltd
"A.N."	:	A.N. Technology Pte Ltd
"Asahi"	:	Asahi Pretec Corp.
"CDP"	:	The Central Depository (Pte) Limited
"Citiraya (Brazil)"	:	Citiraya Reciclagem LTDA
"Citiraya (Germany)"	:	Citiraya Recycling (Europe) GmbH
"Citiraya Holdings"	:	Citiraya Holdings (S) Pte Ltd
"Citiraya (India)"	:	Citiraya Recycling (India) Pvt. Ltd.
"Citiraya (Italy)"	:	Citiraya Italia S.r.l.
"Citiraya (Malaysia)"	:	Citiraya Recycling Sdn Bhd
"Citiraya (UK)"	:	Citiraya (UK) Ltd
"Citiraya (USA)"	:	Citiraya USA LLC INC
"ENV"	:	Ministry of the Environment
"Hanwa"	:	Hanwa Co. Ltd
"IBM"	:	IBM Singapore Pte Ltd
"Gemplus"	:	Gemplus Microelectronics Asia Pte Ltd
"JTC"	:	Jurong Town Corporation
"Metal Corners"	:	Metal Corners Co. Ltd
"MNCs"	:	Multinational corporations
"Motorola"	:	Motorola Electronics Pte Ltd
"NTH"	:	N.T.H. Trading Pte Ltd
"NTL"	:	Ng Teck Lee General Trading
"Nokia"	:	Nokia Pte Ltd

"Ohte"	:	Ohte Metal Co., Ltd
"Philips"	:	Philips Electronics Singapore Pte Ltd
"Placement Agents"	:	SBI E2-Capital Securities, UOB Kay Hian Private Limited, J. M. Sassoon & Co. (Pte) Ltd., Kim Eng Ong Asia Securities Pte Ltd, Phillip Securities Pte Ltd and Lim & Tan Securities Pte Ltd and "Placement Agent" means any one of them
"Seagate"	:	Seagate Technology Int'l
"SBI E2-Capital" or "Manager"	:	SBI E2-Capital Pte Ltd
"SBI E2-Capital Securities"	:	SBI E2-Capital Securities Limited
"SCCS"	:	Securities Clearing & Computer Services (Pte) Ltd
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"SMC"	:	SMC Manufacturing (Singapore) Pte Ltd
"Suzida"	:	Suzida Industries (Pte) Limited
"Umicore"	:	Umicore Precious Metal
"Underwriters"	:	Phillip Securities Pte Ltd and J. M. Sassoon & Co. (Pte) Ltd.

General

"Act"	:	The Companies Act, Chapter 50 of Singapore
"Application Forms"	:	The official application forms to be used for the purpose of the Invitation and which form part of this Prospectus
"Application List"	:	List of applications for subscription and/or purchase of the New Shares
"ATM"	:	Automated teller machine
"Audit Committee"	:	The audit committee of our Company
"CPF"	:	Central Provident Fund
"Directors"	:	The directors of our Company as at the date of this Prospectus, unless otherwise stated
"Electronic Applications"	:	Applications for the Offer Shares through an ATM of one of the Participating Banks or the IB web-site of one of the relevant Participating Banks in accordance with the terms and conditions of this Prospectus
"EPS"	:	Earnings Per Share
"Executive Directors"	:	The executive directors of our Company as at the date of this Prospectus
"Executive Officers"	:	The executive officers of our Company as at the date of this Prospectus
"FY"	:	Financial year ended or ending 31 December

"Invitation"	:	The invitation by our Company and the Vendors to the public for subscription and/or purchase of the Invitation Shares at the Issue Price, subject to the terms and conditions of this Prospectus
"Invitation Shares"	:	The New Shares and the Vendor Shares
"ISO"	:	International Organisation for Standardisation, a world-wide federation of national standards bodies
"ISO 14000"	:	Series of international standards on environmental management systems levels developed by the ISO Technical Committee ISO/ TC207 in 1993
"ISO 14001"	:	A constituent part of the ISO 14000 series which covers the contents of Environment Management System audit, where the environmental performance of a business's activities, products and services are monitored in order to continually improve such performance. The ISO 14001 standard specifies requirements for establishing an environmental policy, determining environmental aspects and impacts of products/activities/services, planning environmental objectives and measurable targets, implementation and operation of programs to meet objectives and targets, checking and corrective actions, and management review
"Issue Price"	:	$0.25 for each Invitation Share
"Listing Manual"	:	The SGX-ST Listing Manual
"Long-term Licensing and Collection Agreement"	:	Agreements which our Company has signed with each of our collection centres worldwide for the exclusive supply of electronic components and products. For more details, please refer to page 50 of this Prospectus
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"New Shares"	:	The 110,000,000 New Shares for which our Company invites applications to subscribe for pursuant to the Invitation, subject to and on the terms and conditions of this Prospectus
"NTA"	:	Net tangible asset
"Offer"	:	The offer by our Company and the Vendors of the Offer Shares to the public for subscription and/or purchase at the Issue Price, subject to and on the terms and conditions of the Prospectus
"Offer Shares"	:	The 13,880,000 Invitation Shares which are the subject of the Offer
"OHSAS 18001"	:	The Occupational Health and Safety Assessment Series 18001. A set of specifications for an occupational health and safety management system that enables an organisation to control its occupational health and safety risks of its workers

"Participating Banks"	:	The Development Bank of Singapore Ltd ("DBS Bank", including its POSBank Services division); Oversea-Chinese Banking Corporation Limited and its subsidiary, Bank of Singapore Limited ("OCBC Group"); United Overseas Bank Limited ("UOB") (including Overseas Union Bank) and its subsidiaries, Far Eastern Bank Limited and Industrial & Commercial Bank Limited
"PER"	:	Price Earnings Ratio
"Placement"	:	The placement of the Placement Shares by the Placement Agents on behalf of our Company for subscription and/or purchase at the Issue Price
"Placement Shares"	:	The 124,920,000 Invitation Shares which are the subject of the Placement (including the Reserved Shares)
"PRC"	:	People's Republic of China
"Procurement Agreements"	:	Agreements signed with our suppliers for the supply of electronic components and products and "Procurement Agreement" shall be construed accordingly
"Prospectus"	:	This Prospectus published in respect of the Invitation
"R&D"	:	Research and Development
"Reserved Shares"	:	The 13,880,000 Placement Shares reserved for our Company's management, independent Directors, employees, business associates and those who have contributed to our success
"Restructuring Exercise"	:	The restructuring exercise implemented in connection with the Invitation, more fully described on page 43 of this Prospectus
"Securities Account"	:	Securities account maintained by a depositor with CDP
"Service Agreements"	:	The service agreements entered into between our Company and certain key management staff, as described on pages 84 and 85 of this Prospectus
"Shares"	:	Ordinary shares of $0.025 each in the capital of our Company
"subsidiaries"	:	The subsidiaries of a company (as defined in Section 5 of the Act) and "subsidiary" shall be construed accordingly
"UK"	:	United Kingdom
"US" or " USA"	:	The United States of America
"Vendors"	:	Messrs Kuo Ming-Tsung, Chen Ho-Ching, Ung Yoke Hooi, Tan Kim Yeow, Seow Siew Lan, Lai Wee Ngen William and Ng Teck Boon
"Vendor Shares"	:	28,800,000 Shares for which the Vendors invite applications to purchase subject to and on the terms of this Prospectus

Currencies and units of measurement

"NT$"	:	New Taiwan dollars
"RM"	:	Malaysian ringgit
"S$" or "$" and "cents"	:	Singapore dollars and cents respectively, unless otherwise stated
"US$"	:	US dollars
"¥"	:	Japanese yen
"ft"	:	Foot
"mm"	:	Millimetre
"sq ft"	:	Square foot
"sq m"	:	Square metre
"%"	:	Percentage or per centum

Words importing the singular shall, where applicable, include the plural and *vice versa* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall include corporations.

Any reference in this Prospectus and the Application Forms to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and used in this Prospectus and the Application Forms shall have the meaning assigned to it under the said Act or statutory modification as the case may be.

Any reference in this Prospectus and the Application Forms to Shares being allotted to an applicant includes allotment to CDP for the account of that applicant.

A reference to a time of day in this Prospectus and the Application Forms shall be a reference to Singapore time unless otherwise stated.

GLOSSARY OF TECHNICAL TERMS

To facilitate a better understanding of the business of our Company, the following glossary provides an explanation on some of the technical terms and abbreviations relating to our Company's industry.

"carbon monoxide"	:	A colourless, odourless, highly poisonous gas, formed by the incomplete combustion of carbon or a carbon-based material
"cyanide"	:	A poisonous compound formed by the union of cyanogen with an element or radical. Commonly used in the treatment of metal ores to extract gold or silver
"fume scrubber"	:	An apparatus that is used for removing impurities from a gas
"dioxins"	:	A type of hydrocarbon that is harmful to the environment when combusted, usually occurs as impurities in petroleum based products such as plastics in PCBs
"electrolysis"	:	The act or process of electro-chemical decomposition, by the action of electricity
"hydrocarbon"	:	Any of numerous organic compounds, such as benzene and methane, that contain only carbon and hydrogen
"IC"	:	Integrated Chip
"PCB"	:	Printed Circuit Board
"polypropylene"	:	Thermoplastic resins that are hard and tough and commonly used to make moulded materials and fibres

EXCHANGE RATES

The following exchange rates are used throughout this Prospectus, unless otherwise stated. The exchange rates are made with reference to exchange rates published in the Business Times on the last day of each month.

For profit and loss statement, the average exchange rates used for the following financial years or periods:–

	FY1999	FY2000	FY2001	4 months ended 30 April 2002
US$: S$	1.70	1.699	1.85	1.842
¥: S$	0.0153	0.0159	0.0146	0.0138
NT$: S$	0.0526	0.0552	0.0530	0.0518

For balance sheet as at the end of the following financial years or periods:–

	FY1999	FY2000	FY2001	4 months ended 30 April 2002
US$: S$	1.70	1.699	1.85	1.85
¥: S$	0.0163	0.0159	0.0140	0.0139
NT$: S$	0.0528	0.0524	0.0528	0.052

DETAILS OF THE INVITATION

LISTING ON THE SGX-ST

Application has been made to the SGX-ST for permission to deal in and for quotation of, all our Shares already issued, the New Shares which are the subject of the Invitation, as well as the New Shares arising from the exercise of options granted under our Citiraya Share Option Scheme. Such permission will be granted when our Company has been admitted to the Official List of the SGX-ST. Acceptance of applications will be conditional upon permission being granted to deal in, and for quotation of, all our issued Shares, the New Shares which are the subject of the Invitation, as well as the New Shares arising from the exercise of options granted under our Citiraya Share Option Scheme. Moneys paid in respect of any application accepted will be returned, without interest or any share of revenue or benefit arising therefrom and at the applicant's own risk, if the said permission is not granted.

The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this Prospectus. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Invitation, our Company, our Citiraya Share Option Scheme, our Shares or the New Shares.

A copy of this Prospectus has been lodged with, and registered by, the Registrar of Companies and Businesses in Singapore who takes no responsibility for its contents.

Our Directors and the Vendors individually and collectively accept full responsibility for the accuracy of the information given in this Prospectus and confirm, having made all due and careful enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Prospectus are fair and accurate in all material respects as at the date of this Prospectus, and there are no other material facts the omission of which would make any statement in this Prospectus misleading, and that the profit forecast has been stated by the Directors after due and careful enquiry.

We have not authorised any person to give any information or to make any representation not contained in this Prospectus in connection with the Invitation and if given or made, such information or representation must not be relied upon as having been authorised by us, the Manager, the Underwriters or the Placement Agents. Neither the delivery of this Prospectus and the Application Forms nor the Invitation shall, under any circumstances, constitute a continuing representation or create any suggestion or implication that there has been no change in the affairs of our Company or in any statements of fact or information contained in this Prospectus since the date of this Prospectus. Where such changes occur, we may lodge such documents as may be required by the Act and make an announcement of the same to the SGX-ST and will comply with the requirements of the Act. All applicants should take note of any such announcement and, upon release of such an announcement, shall be deemed to have notice of such changes. Save as expressly stated in this Prospectus, nothing herein is, or may be relied upon as, a promise or representation as to the future performance or policies of our Company.

Neither our Company, the Manager, the Underwriters nor the Placement Agents are making any representation to any person regarding the legality of an investment in our Shares by such person under any investment or other laws or regulations. No information in this Prospectus should be considered as being business, legal or tax advice. Each prospective investor should consult his own professional or other advisors for business, legal or tax advice regarding an investment in our Shares.

This Prospectus has been prepared solely for the purpose of the Invitation and may not be relied upon by any persons other than the applicants in connection with their application for the Invitation Shares or for any other purpose.

This Prospectus does not constitute an offer of, or invitation to subscribe for or purchase of, the Invitation Shares in any jurisdiction in which such offer or invitation is unauthorised or unlawful nor does it constitute an offer or invitation to any person to whom it is unlawful to make such offer or invitation.

Copies of this Prospectus and the Application Forms and envelopes may be obtained on request, subject to availability, from:–

SBI E2-Capital Pte Ltd **5 Shenton Way** **UIC Building, #09-07** **Singapore 068808**	**Phillip Securities Pte Ltd** **95 South Bridge Road** **#11-00 Pidemco Centre** **Singapore 058717**	**J. M. Sassoon & Co. (Pte) Ltd.** **1 Raffles Place** **#43-00 OUB Centre** **Singapore 048616**

and from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore.

The Application List will open at 10.00 a.m. on 29 July 2002 and will remain open until 12.00 noon on the same day or for such further period or periods as our Directors may, in their absolute discretion, decide, subject to any limitation under all applicable laws.

INDICATIVE TIMETABLE FOR LISTING

In accordance with the SGX-ST's News Release of 28 May 1993 on the trading of initial public offering shares on a "when issued" basis, an indicative timetable is set out below for the reference of applicants:–

Indicative date/time	Event
29 July 2002, 12 noon	Closing date and time for applications
30 July 2002	Balloting of applications, if necessary
31 July 2002, 9.00 a.m.	Commence trading on a "when issued" basis
8 August 2002	Last day of trading on a "when issued" basis
12 August 2002, 9.00 a.m.	Commence trading on a "ready" basis
15 August 2002	Settlement date for all trades done on a "when issued" basis and for all trades done on a "ready" basis on 12 August 2002

The above timetable is only indicative as it assumes that the closing of the Application List is 29 July 2002, the date of admission of our Company to the Official List of the SGX-ST will be 31 July 2002, SGX-ST's shareholding spread requirement will be complied with and the Invitation Shares will be issued and fully paid up prior to 31 July 2002. The actual date on which our Shares will commence trading on a "when issued" basis will be announced when it is confirmed by the SGX-ST.

In the event of any early or extended closure of the Application List or the shortening or extension of the time period during which the Invitation is open, this will be announced:–

(a) through a MASNET announcement to be posted on the Internet at the SGX-ST web-site http://www.sgx.com; and

(b) through a paid advertisement in a major local English newspaper.

The above timetable and procedure may be subject to such modifications as the SGX-ST may in its discretion decide, including the decision to permit trading on a "when issued" basis, the commencement date of such trading. All persons trading in our Shares on a "when issued" basis do so at their own risk. **In particular, persons trading in our Shares before their Securities Accounts with CDP are credited with the relevant number of Shares do so at the risk of selling Shares which neither they nor their nominees, if applicable, have been allotted with or are otherwise beneficially entitled to. Such persons are also exposed to the risk of having to cover their net sell positions earlier if "when issued" trading ends sooner than the indicative date mentioned above. Persons who have a net sell position traded on a "when issued" basis should close their position on or before the first day of "ready" basis trading.**

Investors should consult the SGX-ST announcement on the "ready" listing date on the Internet (at the SGX-ST web-site http://www.sgx.com), INTV or the newspapers, or check with their brokers on the date on which trading on a "ready" basis will commence.

We will provide details of the results of the Invitation through the channels in (a) and (b) above.

PROSPECTUS SUMMARY

The information contained in this summary is derived from and should be read in conjunction with the full text of this Prospectus.

OUR COMPANY : We were incorporated in the Republic of Singapore on 28 November 1992 as a private company limited by shares. On 14 June 2002, we were converted to a public limited company and changed our name to Citiraya Industries Ltd.

Our registered office is located at 65 Tech Park Crescent, Singapore 637787. Our telephone number is (65) 6264 4338 and our facsimile number is (65) 6266 6731. Our web-site is at http://www.citiraya.com. **Information at our web-site does not constitute a part of this Prospectus.**

OUR BUSINESS AND PRODUCTS : We are in the business of providing a one-stop recycling and processing service for the electronics industry. Since 2002, we have also commenced the provision of treatment processing services for toxic chemical waste which contain precious metals.

Through our recycling, recovery and treatment processes, we aim to minimise landfill and optimise the use of raw materials. Precious metals such as gold, silver, palladium and platinum and non-precious metals such as copper are also extracted in our recycling and recovery process.

OUR COMPETITIVE STRENGTHS : Our competitive strengths are:–

(a) Our one-stop recycling services which saves time and cost and is convenient to our suppliers of electronic components and products.

(b) Our world-wide collection centres which have been set up to ensure a consistent supply of electronic components and products, and also to minimise over reliance on a single geographical market.

(c) Our environmentally friendly recycling, recovery and treatment processes.

(d) Our commitment to protection of intellectual property rights of our suppliers in ensuring that the electronic components and products which we obtain are recycled.

(e) Our experienced management team who is familiar with the business and whom we believe will be able to lead us forward to continued growth and profitability.

Please refer to the section "Competition and Competitive Strengths" on pages 57 to 59 for further details.

OUR FUTURE PLANS : Our future plans are:–

(a) to set up new recycling plants overseas to meet the demand for our treatment processes overseas, reduce reliance on our Singapore plant and cut down operating expenses;

(b) to set up new collection centres overseas to tap the world-wide supply of electronic components and products;

(c) to constantly ensure the efficiency of and improve our recycling and recovery process; and

(d) to increase R&D in order to remain competitive.

Please refer to the section "Future Plans" on pages 60 and 61 for more details.

Issue Size	:	138,800,000 Invitation Shares, comprising 110,000,000 New Shares and 28,800,000 Vendor Shares. The New Shares and the Vendor Shares will, when issued and fully paid, rank *pari passu* in all respects with the existing issued Shares.
Issue Price	:	$0.25 for each Invitation Share.
Purpose of the Invitation	:	Our Directors consider that the listing of our Company and the quotation of our Shares on the Official List of the SGX-ST will enhance our Company's public image. It will also provide members of the public, as well as our management, staff and business associates with an opportunity to participate in the equity of our Company.
Use of Proceeds	:	The net proceeds to our Company from the Invitation (after deducting estimated issue expenses) is approximately $25.8 million. We intend to use the net proceeds in the following manner:– (a) approximately $11.0 million for the expansion of our business operations by setting up additional recycling plants in other countries such as Malaysia, the PRC and Taiwan; (b) approximately $0.7 million for the purchase of machinery and equipment to improve our recycling and recovery process and increase capacity; (c) approximately $7.9 million for repayment of short term bank borrowings[1] undertaken pursuant to the full repayment of Directors' and shareholders' loans; and (d) the balance of approximately $6.2 million for working capital to finance our continued growth and development. Pending the deployment of net proceeds as aforesaid, the net proceeds will be added to our Company's working capital or used for investment in short-term money market instruments and/or to repay short-term bank borrowings as our Directors may deem appropriate.
Reserved Shares	:	13,880,000 of the 124,920,000 Placement Shares will be reserved for our management, employees, independent Directors, business associates and those who have contributed to our success. In the event that any of the Reserved Shares are not taken up, they will be made available to satisfy applications for the Placement Shares, or in the event of an under-subscription for the Placement Shares, to satisfy applications made by members of the public for the Offer Shares.
Listing Status	:	Our Shares will be quoted on the Official List of the SGX-ST, subject to admission of our Company to the Official List of the SGX-ST and permission for dealing in and quotation of our Shares being granted by the SGX-ST.

[1] The short term borrowings undertaken pursuant to the repayment of Directors' and shareholders' loans are not reflected in our latest balance sheet as at 30 April 2002. As at the date of this Prospectus, we have incurred additional short-term borrowings of approximately $7.9 million.

Prospective subscribers of our Shares should carefully consider and evaluate each of the following risks and all of the other information contained in this Prospectus. Certain of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate mainly to general economic and political conditions and the securities market and ownership of our Shares, including possible future sales of our Shares.

If any of the following risks and uncertainties develop into actual events, our business, results of operations and financial condition could be materially and adversely affected. In such cases, the trading price of our Shares could decline due to any of these risks and investors may lose all or part of their investment.

This Prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face described below and elsewhere in this Prospectus.

RISKS RELATING TO OUR INDUSTRY

A significant decrease in the supply of electronic components and products will have a negative impact on our turnover and profits

Our supply of electronic components and products arises as a by-product of manufacturing processes and from the replacement and retirement of old plants and equipment in the electronics industry in Singapore and globally. We are therefore dependent on the level of manufacturing activities in the local and global electronics industry. A significant decrease in the manufacturing activities will have an adverse impact on the supply of electronic components and products and hence reduce the precious metals recovered. This will have a negative impact on our turnover and profits.

Our inability to adapt to changes and improvement in technology will adversely affect our business

The electronics industry is characterised by rapid technological changes. With the improvement of technology, the content and composition of precious metals in electronic components and products are subject to continuous change in order to increase their performance and lower production costs. If we are unable to vary and modify our recycling and recovery process as such changes occur, we will not be able to continue to extract or efficiently extract precious metals from the electronic components and products. This will adversely affect our business.

RISKS RELATING TO OUR COMPANY

We are vulnerable to fluctuations in the prices of precious and non-ferrous metals

The price we pay for electronic components and products is dependent on the composition of precious and non-ferrous metals such as gold, silver, palladium, copper and other metals in the electronic components and products, and their prevailing prices at the time of purchase. As these metals are traded as a commodity, their prices are subject to the fluctuations of the world commodity markets. Therefore, if there is an adverse downward movement in the prices of these commodities between the time of purchase and sale, there will be a material negative impact on the financial performance of our business. Similarly, an upward movement in the prices of these commodities between the time of purchase and sale of such commodities will result in a material positive impact on the financial performance of our business.

Non-renewal or revocation of our permits and licences would result in the cessation of our affected business activity

Our activities are subject to various permits and licences being granted by regulatory authorities in Singapore and other jurisdictions in which we operate. These permits and licences are generally for fixed periods and are renewable upon expiry (see page 62 of this Prospectus under "Government Regulations" for further details of permits and licences issued in Singapore). Therefore, any non-renewal or revocation of the permits and licences for whatever reasons by the relevant authorities would result in the cessation of our affected business activity.

Termination of our Long-term Licensing and Collection Agreements with our overseas collection centres will adversely affect our performance

Our future growth depends largely on our continued relationships with our overseas collection centres not operated by our associated company. We have maintained relationships with most of these overseas collection centres for more than 3 years and have entered into Long-term Licensing and Collection Agreements which are continual in nature unless terminated. Electronic components and products collected from these overseas collection centres accounted for 20% of our total collections. Our Long-term Licensing and Collection Agreements are terminable by our Company upon one month's notice or forthwith upon a breach by the collection centre. The Long-term Licensing and Collection Agreements are automatically terminated in the event that the collection centre becomes insolvent, is in liquidation, makes any composition or arrangement with its creditors or if a distress or execution or suit or writ of seizure and sale is levied upon it. We are exposed to the risk of losing any one or all of our collection arrangements. Although there was no prior occurrence, there is no assurance that our Long-term Licensing and Collection Agreements will not be terminated. If this occurs and we are unable to secure new collection centres, our business, financial condition and results of operations will be materially affected. (Please refer to "Recycling and Precious Metal Recovery Process" on page 49 of this Prospectus for more details on the Long term Licensing and Collection Agreements.)

We are dependent on an existing major supplier and recently secured Procurement Agreements for a significant portion of our purchases. The loss of this key supplier and these Procurement Agreements will adversely impact our turnover and profitability

We are dependent on 3M (as disclosed in the section on "Major Suppliers" on page 56 of this Prospectus) who is our supplier of electronic products. Our purchases from 3M account for 21.1% of our purchases for FY2001. The involuntary or unexpected loss of this key supplier will temporarily disrupt our supplies and have a material adverse impact on our turnover and profitability.

We have recently secured new Procurement Agreements with MNCs for the supply of electronic components and products. These new Procurement Agreements are expected to contribute to a significant portion of our purchases in the future. For more details, please refer to pages 49 and 50 of this Prospectus.

We are dependent on suppliers who are traders of electronic components and products for a significant portion of our purchases. Loss of any of these suppliers will have an adverse impact on our turnover and profitability

We are dependent on supplies from traders of electronic components and products. Although supplies from these traders are ad-hoc in nature and we do not generally sign long-term agreements with these suppliers and we expect this supply source, when compared as a percentage of our Company's total supply, to decrease in future, the involuntary or unexpected loss of these suppliers will temporarily disrupt our supplies and have an adverse impact on our turnover and profitability.

Fluctuations in foreign exchange rates would result in us incurring foreign exchange losses

We purchase electronic components and products mainly in US$ and S$ while our sales are generally transacted in US$, ¥ and S$. We are exposed to fluctuations in the exchange rates of these currencies. Any significant fluctuation in the currency exchange rates at the time of purchase and at the time of sale will have an impact on our profits. For example, profits derived from sales in US$ would be lower in S$ should there be any depreciation in the exchange rate of US$ against S$.

Foreign exchange gains or losses will also result in translation gains or losses on consolidation as S$ is our reporting currency. Any such translation gains or losses will be recorded as translation reserves or deficits as part of our shareholders' equity.

In view of the nature of our business which spans several countries, foreign exchange risks will continue to be an integral aspect of our risk profile in the future.

Our foreign exchange gains/losses for the past 3 financial years ended 31 December 2001 are as follows:–

	FY1999	FY2000	FY2001	4 months ended 30 April 2002
Net foreign exchange (loss)/gain ($'000)	(151)	101	36	(87)
Percentage of turnover (%)	(0.73)	0.35	0.08	(0.71)
Percentage of profit before tax ("PBT") (%)	(8.0)	3.42	1.16	(2.41)

Currently, our Company does not have a foreign currency hedging policy as our foreign exchange gains and losses over the past three financial years had been relatively low. Our management believes that it is more efficient for us to assess each transaction on the need to hedge, if necessary. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should the need arise. Please refer to "Foreign Currency Exchange Exposure" on page 37 for more details.

Any significant change in the state of the economy of the countries in which we operate in or export from will affect our performance adversely

Our collection network comprise of collection centres located in the UK, Thailand, the PRC, Brazil, India, Germany, Italy, Malaysia, Philippines and Taiwan. These collection centres are subject to a variety of risks, including foreign exchange, tariffs, trade barriers, taxes, export licence requirements, environmental protection policies and foreign government regulations. Any change in these factors would adversely affect our performance.

For example, any appreciation in the respective local currencies of our overseas collection network against S$ would result in higher purchase costs for us. Similarly, any increase in tariffs and taxes, introduction of additional trade barriers, new export licence requirements and foreign government regulations in these countries would correspondingly increase our overall costs of transporting electronic components and products in these countries back to Singapore for recycling. Any adoption of environmental protection policies by the governments or electronic manufacturers which may require special environmental protection processes to be incorporated in our electronic products collection methods may increase our overall collection costs. We will also be adversely affected by any major changes to the political and economic conditions in these countries which impair foreign investment and/or trade in the future.

We depend on the continued employment and performance of certain key management personnel. Loss or inability to retain such key management personnel will adversely affect our operations

Mr Ng Ah Hua Raymond and Mr Ng Teck Lee, who are our founders and our CEO cum Deputy Chairman and President respectively, have contributed significantly to our success. They provide strategic leadership and vision for our Company. The loss of the services of Mr Ng Ah Hua Raymond, Mr Ng Teck Lee and other key management personnel without adequate replacements or the inability to attract or retain qualified personnel will adversely affect our operations and hence, our financial performance.

RISKS RELATING TO THIS INVITATION AND INVESTING IN OUR SHARES

Future sale of Shares could adversely affect our Share price

Any future sale or availability of Shares can have a downward pressure on our Share price. The sale of a significant amount of Shares in the public market after the Invitation, or the perception that such sales may occur, could materially affect the market price of our Shares. These factors also affect our ability to sell additional equity securities. Except as otherwise described in "Moratorium" as set out on page 46 of this Prospectus, there will be no restriction on the ability of the substantial shareholders to sell their Shares either on the SGX-ST or otherwise.

Control by existing shareholders may limit your ability to influence the outcome of decisions requiring the approval of shareholders

Upon completion of this Invitation, our Directors and holders of more than 5% in our equity and their associates will collectively own approximately 53.8% of our issued share capital. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of significant corporate transactions, and will have veto power with respect to any shareholder action or approval requiring a majority vote. This concentration of ownership could have the effect of delaying or preventing a change in control of our Company or otherwise discouraging a potential acquirer from attempting to obtain control of us through corporate actions such as mergers or takeover attempts (notwithstanding that the same may be synergistic or beneficial to our Company) in a manner that could conflict with the interests of our public shareholders.

Investors in our Shares would face immediate and substantial dilution in the book value per Share and may experience future dilution

Our Issue Price of S$0.25 is substantially higher than our Company's NTA per share of S$0.067 (adjusted for net proceeds from the Invitation) as at 31 December 2001. Thus, there is an immediate and substantial dilution in the book value per Share for investors who purchase our Shares (see page 41 of this Prospectus under "Dilution" for further details).

Our Share price may be volatile, which could result in substantial losses for investors purchasing Shares pursuant to this Invitation

Prior to this Invitation, you could not buy or sell our Shares publicly. An active public market for our Shares may not develop or be sustained following this Invitation. You may be unable to sell your Shares at or above the Issue Price. Further, the market price of our Shares may fluctuate significantly and rapidly in response to, *inter alia*, the following factors, some of which are beyond our control:–

- Variations in our operating results
- Changes in securities analysts' estimates of our financial performance
- Changes in market valuations of similar companies
- Announcements by our competitors or us of gain or loss of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments
- Additions or departures of key personnel
- Fluctuations in stock market price and volume
- Involvement in litigation

There has been no prior market for our Shares and this offering may not result in an active or liquid market for these Shares

Prior to this Invitation, there has been no public market for our Shares. The Issue Price may not be indicative of the market price for our Shares after the completion of this Invitation. We have applied to the SGX-ST for the listing and quotation for our Shares on the Official List of the SGX-ST. However, no assurance can be given that an active trading market for our Shares will develop or, if developed, will be sustained.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this Prospectus, statements made in press releases and oral statements that may be made by our Company or our officers, Directors or employees acting on our behalf, that are not statements of historical fact, constitute 'forward-looking statements'. Some of these statements can be identified by forward-looking terms such as 'expect', 'believe', 'plan', 'intend', 'estimate', 'anticipate', 'may', 'will', 'would', and 'could' or similar words. However, these words are not the exclusive means of identifying forward-looking statements. All statements regarding our Company's expected financial position, business strategy, plans and prospect are forward-looking statements. These forward-looking statements, including statements as to our Company's revenue and profitability, cost measures, planned strategy and any other matters discussed in this Prospectus regarding matters that are not historical facts are only predictions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our Company's actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements.

Given the risks and uncertainty that may cause our Company's actual future results or performance to be materially different from that expected, expressed or implied by the forward-looking statements in this Prospectus, undue reliance must not be placed on those statements. We are not warranting or representing to you that our actual future results or performance will be as discussed in those statements. Further, we disclaim any responsibility to update any of those forward-looking statements or publicly announce any revisions to those forward-looking statements to reflect future developments, events or circumstance. We are, however, subject to the provisions of the Listing Manual of the SGX-ST regarding corporate disclosure and the requirements of the Act.

ISSUE STATISTICS

Issue Price for each Invitation Share	**$0.25**
NET TANGIBLE ASSETS	
NTA per Share based on our balance sheet as at 31 December 2001	
(a) before adjusting for the estimated net proceeds from the issue of the New Shares and based on the pre-flotation share capital of 440,000,000 Shares	2.52 cents
(b) had the Service Agreements been effected in FY2001 and based on the pre-flotation share capital of 440,000,000 Shares	2.49 cents
(c) after adjusting for the estimated net proceeds from the issue of the New Shares and based on the post-flotation share capital of 550,000,000 Shares	6.71 cents
Premium of Issue Price of $0.25 per Share over the NTA per Share as at 31 December 2001	
(a) before adjusting for the estimated net proceeds from the issue of the New Shares and based on the pre-flotation share capital of 440,000,000 Shares	892%
(b) had the Service Agreements been effected in FY2001 and based on the pre-flotation share capital of 440,000,000 Shares	904%
(c) after adjusting for the estimated net proceeds from the issue of the New Shares and based on the post-flotation share capital of 550,000,000 Shares	273%
EARNINGS	
Historical net EPS of our Company for the FY2001 based on the pre-flotation share capital of 440,000,000 Shares	0.54 cents
Historical net EPS of our Company had the Service Agreements been effected for FY2001, based on the pre-flotation share capital of 440,000,000 Shares	0.51 cents
Forecast net EPS of our Company for FY2002 based on the weighted average share capital of 485,833,333 Shares[1]	2.37 cents
PRICE EARNINGS RATIO	
Historical net PER based on the historical net EPS for FY2001 and the pre-flotation share capital of 440,000,000 Shares	46.3 times
Historical price earnings ratio, had the Service Agreements been effected for FY2001, based on our Company's pre-flotation share capital of 440,000,000 shares	49.0 times
Forecast net PER of our Company for FY2002 based on the weighted average share capital of 485,833,333 Shares[1]	10.5 times
NET OPERATING CASH FLOW[2]	
Historical net operating cash flow per Share for FY2001 based on the pre-flotation share capital of 440,000,000 Shares	0.80 cents

Notes:–

(1) The forecast EPS is calculated base on the weighted average number of issued shares of 485,833,333 Shares assuming that the New Shares will be issued in August 2002.

(2) Net operating cash flow is defined as net profit after tax with provision for depreciation added back.

DIVIDEND POLICY

We do not have a fixed dividend policy. Our Company has not declared any dividends since our incorporation on 28 November 1992.

We may, by ordinary resolution of our members, declare annual dividends at a general meeting, but the amount of the dividends may not exceed the amount recommended by our Directors. Our Directors may declare an interim dividend without seeking shareholders' approval. We must pay all dividends out of our profits or pursuant to Section 69 of the Act.

In making their recommendation, our Directors will consider, among other things, our future earnings, operations, capital requirements, cash flow and financial conditions, as well as, general business conditions and other factors which they may consider appropriate.

FINANCIAL INFORMATION

The following financial information should be read in conjunction with the full text of this Prospectus, including the Accountants' Report set out on pages 99 to 119 of this Prospectus.

STATEMENT OF RESULTS

	← Audited →			← Unaudited →	
	Year ended 31 December			4 months ended 30 April	
(S$'000)	**1999**	**2000**	**2001**	**2001**	**2002**
Revenue	20,802	28,463	44,384	11,932	12,326
Cost of Sales	(16,381)	(20,885)	(34,930)	(10,558)	(7,920)
Gross Profit	4,421	7,578	9,454	1,374	4,406
Other operating income	900	1,135	67	3	2,001
Distribution costs	(2,444)	(3,136)	(3,750)	(1,067)	(1,324)
Administrative expenses	(476)	(1,014)	(1,300)	(837)	(976)
Other operating expenses	(151)	(197)	—	(105)	(73)
Profit/(loss) from operations	2,250	4,366	4,471	(632)	4,034
Finance cost	(363)	(1,413)	(1,356)	(464)	(479)
Profit/(loss) before share of results of associate	1,887	2,953	3,115	(1,096)	3,555
Share of results of associate	—	—	—	—	60
Profit/(loss) before income tax	1,887	2,953	3,115	(1,096)	3,615
Income tax expense	(324)	(701)	(723)	—	(782)
Profit/(loss) attributable to shareholders	1,563	2,252	2,392[1]	(1,096)	2,833
Earning per share (cents)[2]	0.36	0.51	0.54[1]	(0.25)	0.64

Notes:–

(1) Had the Service Agreements set out on page 84 of this Prospectus been in existence during FY2001, the profit before taxation and after taxation of our Company and earnings per Share would have been approximately $2.9 million, $2.3 million and 0.51 cents respectively.

(2) For comparative purposes, earnings per Share has been calculated based on the profit after taxation and the pre-flotation issued share capital of 440,000,000 Shares.

BALANCE SHEETS

(S$'000)	— Audited as at 31 December —			Unaudited as at 30 April	
	1999	2000	2001	2001	2002
Non-current assets					
Club memberships, at cost	1,013	—	—	—	—
Property, plant and equipment	17,819	23,933	23,729	23,988	23,736
Investment in associate	—	—	2,338	—	2,348
Current assets					
Cash	381	42	2,824	255	621
Trade receivables	5,428	10,745	16,795	12,745	10,328
Short-term investment	—	—	230	—	—
Other receivables and prepayments	1,810	695	1,127	1,521	2,765
Inventories	4,723	13,527	13,649	13,990	17,249
	12,342	25,009	34,625	28,511	30,963
Less:					
Current liabilities					
Bank loans and overdrafts	2,702	3,313	2,903	3,422	11,546[1]
Bills payable	1,862	8,528	8,028	9,352	—
Trade payables	1,970	4,501	8,500	4,855	9,887
Other payables	9,445	12,407	18,928	15,976	10,010
Current portion of finance leases	141	98	138	131	122
Income tax payable	84	84	77	84	859
	16,204	28,931	38,574	33,820	32,424
Net current (liabilities)	(3,862)	(3,922)	(3,949)	(5,309)	(1,461)
Less:					
Non-current liabilities					
Finance leases	307	299	273	365	279
Long-term bank loans	10,965	10,061	9,156	9,759	8,872
Deferred income tax	240	941	1,587	941	1,587
	11,512	11,301	11,016	11,065	10,738
Net assets	3,458	8,710	11,102	7,614	13,885
Capital and Reserves					
Share capital	3,000	6,000	6,000	6,000	6,000
Currency translation reserve	—	—	—	—	(50)
Accumulated profits	458	2,710	5,102	1,614	7,935
	3,458	8,710	11,102	7,614	13,885
NTA per share (cents)[2]	0.79	1.98	2.52	1.73	3.16

Notes:–

(1) Does not include the approximate amount of $7.9 million short term bank loans to be undertaken for the full repayment of Directors and shareholders' loans under Other Payables. This short term bank loan will immediately be repaid with the Invitation proceeds upon our listing.

(2) For comparative purposes, the NTA per Share is calculated based on the pre-flotation share capital of 440,000,000 Shares.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This information should be read in conjunction with the Financial Statements and the related notes thereto included elsewhere in this Prospectus.

Revenue

Our Company's revenue derived from our recycling and processing business can be categorised into 2 divisions:–

(i) the provision of a one-stop recycling and processing service for the electronics industry; and

(ii) the trading of plastics and non-precious metal materials.

Our recycling services division is a major revenue contributor, accounting for 35.9%, 39.5% and 39.4% of our overall revenue in FY1999, FY2000 and FY2001 respectively. We procure electronic components and products for recycling and processing mainly from MNCs (directly, through collection centres or through traders) and manufacturers in the electronics industry. Through a series of recycling processes, precious metals such as gold, palladium, silver and platinum are extracted. Apart from in-house processing, in some cases, semi-processed materials are sent overseas to precious metal refineries for further refining and extraction. These precious metals extracted are then either sold to jewellers or in the open commodities market.

Revenue from our recycling services division, as a percentage of overall revenue, has been steadily increasing over the past three financial years. We expect this trend to continue as we focus all our efforts in providing a one-stop recycling and processing services for the electronics industry.

Revenue from our trading division is derived from the sale of plastics and non-precious metal materials that are incidentally recovered during our main recycling process. These materials are sorted through segregation and subsequently sold to plastic recyclers and/or scrap metal dealers. This division contributed approximately 64.1%, 60.5% and 60.6% of our Company revenue in FY1999, FY2000 and FY2001 respectively.

Our revenue may be affected by the following factors:–

(a) the supply of electronic components and products. We are dependent on the level of manufacturing activities in local and global electronics industries. We provide recycling services to MNCs such as 3M, Nokia, Gemplus, Motorola, Seagate and AMD and procure their electronic products. A significant decrease in the manufacturing activities of these companies will have an adverse impact on our supply of electronic components and products. Another factor that affects our revenue is the frequency of inventory write-offs conducted by these MNCs. The frequency of inventory write-offs is in turn dependent on the rate of obsolescence of the inventories and products of these MNCs. Electronic products written-off are sent to our plant for recycling;

(b) fluctuations in the prices of precious metals such as gold, palladium, silver and platinum. We determine the prices of our recovered precious metals which we sell to our customers taking into account the prices quoted on the major commodity exchanges in the world. Prices quoted on these exchanges reflect the worldwide demand and supply and are therefore subjected to fluctuations;

(c) the seasonality nature of the electronics industry. The electronics industry is known to exhibit a degree of seasonality, experiencing more sales in the second half of the calendar year as compared to the first. With this increase in manufacturing activity, we typically experience a higher level of electronic components and products sent by our suppliers for recycling in the second half of the calendar year;

(d) rapid technological changes in the electronics industry. Technological advancements in the production of electronic components and products has altered the composition of precious metals in the circuitries of these products. This has affected the amounts of recoverable precious metals;

(e) consumer purchasing trend for electronic products. With consumers becoming increasingly affluent, the lifespan of electronic products may be shortened as consumers replace their obsolete electronic products for newer ones more frequently. Those obsolete electronic products could be collected through recycling programmes and sent to our plant for recycling; and

(f) environmental laws in countries in which our worldwide network of collection centres operate, including Singapore. For example, the Taiwan government has enacted environmental laws that require manufacturers or importers of electronic and electrical appliances, to make compulsory contributions towards a Recycling Management Fund (the "Fund"). The contribution quantum is proportional to the level of manufacturing output or the input volume and the material that the containers of these electronic and electrical appliances are made of. The Government will use a certain portion of the Fund as grants or subsidies to promote recycling activities such as those conducted by our associated company, Citiraya (Taiwan).

Cost of Sales

Our cost of sales comprise mainly direct materials, direct labour expenses and other manufacturing expenses.

The major factor that affects our cost of sales is the fluctuations in the prices of direct materials. Direct materials are the electronic components and products which we purchase for recycling. The prices of these components and products are dependent on two factors namely (i) the composition of precious metals content in these materials; and (ii) the prevailing market prices of the precious metals which are in turn dependent on the prices quoted on major commodity markets. In general, the higher the composition of precious metals in the materials, the higher the cost of purchase and correspondingly our cost of sales. Direct materials constitute the main portion of our cost of sales and accounted for more than 90% of our total cost of sales for the past three financial years.

Direct labour expenses include wages, CPF and bonus paid to factory workers and accounted for less than 3% for the past three financial years.

Other manufacturing expenses include depreciation of leasehold properties and improvements, plant and equipment, utility charges, consumables and factory rentals. These accounted for less than 5% of our cost of sales for the past three financial years.

Indirect Costs

Indirect costs comprise approximately 17.3%, 21.6% and 15.5% of our total costs for FY1999, FY2000 and FY2001 respectively. The components of indirect costs are administrative expense, selling and distribution costs, other operating expenses and finance costs.

Percentage of Indirect Costs (%)	FY1999	FY2000	FY2001
Administrative expenses	13.8	17.6	20.3
Distribution costs	71.2	54.5	58.5
Other operating expenses	4.4	3.4	—
Finance costs	10.6	24.5	21.2
Total	100	100	100

Administrative expenses comprise mainly salaries, CPF and bonuses paid to the administrative staff and general depreciation expenses. General depreciation expenses relate to depreciation attributable to office equipment and renovation.

Distribution costs comprise mainly of salaries for our marketing and logistics personnel, transport, marketing and promotion and entertainment expenses, marketing agency fees and outward freight charges.

Other operating expenses comprise mainly provisions for foreign exchange differences and doubtful debts.

Finance costs are mainly interest expense payable on our obligations under finance leases and interest expenses incurred from the use of interest bearing banking facilities such as trust receipts, term loans and overdrafts.

REVIEW OF PAST PERFORMANCE

Breakdown of Past Performance by Activities

A breakdown of our revenue by activities for the past 3 financial years ended 31 December 2001 and for the 4 months ended 30 April 2001 and 2002 is provided below:–

Turnover

	Audited						Unaudited			
	FY1999		FY2000		FY2001		30 April 2001		30 April 2002	
	$'000	%	$'000	%	$'000	%	$'000	%	$'000	%
Recycling Services	7,461	35.9	11,237	39.5	17,489	39.4	4,710	39.5	6,871	55.7
Trading	13,341	64.1	17,226	60.5	26,895	60.6	7,222	60.5	5,455	44.3
Total	20,802	100	28,463	100	44,384	100	11,932	100	12,326	100

Profit/(Loss) Before Tax

	Audited						Unaudited			
	FY1999		FY2000		FY2001		30 April 2001		30 April 2002	
	$'000	%	$'000	%	$'000	%	$'000	%	$'000	%
Recycling Services	660	35.0	1,363	46.2	2,122	68.1	(632)	57.7	1,342	37.1
Trading	1,227	65.0	1,590	53.8	993	31.9	(464)	42.3	2,273	62.9
Total	1,887	100	2,953	100	3,115	100	(1,096)	100	3,615	100

Profit/(Loss) Before Tax margins

	Audited			Unaudited	
	FY1999	FY2000	FY2001	30 April 2001	30 April 2002
	%	%	%	%	%
Recycling Services	8.8	12.1	12.1	(13.4)	19.5
Trading	9.2	9.2	3.7	(6.4)	41.7

Breakdown of Past Performance by Geographical Region

A breakdown of our Company's turnover by our geographical markets for the last 3 financial years ended 31 December 2001 and for the 4 months ended 30 April 2001 and 2002 is provided below:–

Turnover

	Audited						Unaudited			
	FY1999		FY2000		FY2001		30 April 2001		30 April 2002	
	$'000	%	$'000	%	$'000	%	$'000	%	$'000	%
Asia	18,548	89.2	23,007	80.8	35,139	79.2	9,418	78.9	12,206	99.0
Rest of the world (mainly Europe)	2,254	10.8	5,456	19.2	9,245	20.8	2,514	21.1	120	1.0
Total	20,802	100	28,463	100	44,384	100	11,932	100	12,326	100

Profit/(Loss) Before Tax

	Audited						Unaudited			
	FY1999		FY2000		FY2001		30 April 2001		30 April 2002	
	$'000	%	$'000	%	$'000	%	$'000	%	$'000	%
Asia	1,703	90.2	2,298	77.8	1,998	64.1	(1,256)	(114.6)	3,592	99.4
Rest of the world (mainly Europe)	184	9.8	655	22.2	1,117	35.9	160	14.6	23	0.6
Total	1,887	100	2,953	100	3,115	100	(1,096)	100	3,615	100

Profit/(Loss) Before Tax margins

	Audited			Unaudited	
	FY1999	FY2000	FY2001	30 April 2001	30 April 2002
	%	%	%	%	%
Asia	9.2	10.0	5.7	(13.3)	29.4
Rest of the world (mainly Europe)	8.2	12.0	12.1	6.4	19.2

REVIEW OF RESULTS OF OPERATIONS

FY1999 to FY2000

Turnover

Turnover increased by $7.7 million (or approximately 37.0%) from $20.8 million in FY1999 to $28.5 million in FY2000. We managed to secure new Procurement Agreements from electronic manufacturers and 6 new Long-term Licensing and Collection Agreements from our local and overseas collection centres as compared to the previous year due to our aggressive marketing efforts. Correspondingly, we were able to sell the processed materials to our existing customers such as Asahi and Umicore. Additionally, the average price of precious metals such as gold and palladium increased in FY2000 compared to FY1999 and the foreign exchange rate between US$ and S$ strengthened in this same period, resulting in higher turnover for our Company.

Turnover from our trading division increased in line with the growth of our recycling business from $13.3 million in FY1999 to $17.2 million in FY2000. As our supply of electronic components and products increased, our sales of non-precious metals and plastics also grew proportionately.

Cost of Sales

Cost of sales increased by $4.5 million (or approximately 27.4%) from $16.4 million in FY1999 to $20.9 million in FY2000. To increase our supply of electronic components, we secured several supply agreements, both locally and overseas. However, the percentage increase in cost of sales was lower as compared to the percentage increase in turnover due to our ability to negotiate better prices for our purchases from these suppliers.

Indirect costs

Indirect costs increased by $2.4 million (or approximately 70.6%) from $3.4 million in FY1999 to $5.8 million in FY2000. These increases were mainly attributable to the increase in administrative expenses from $0.5 million in FY1999 to $1.0 million in FY2000 as a result of the higher salaries due to increased headcount and depreciation costs. Distribution costs also increased by $0.7 million or 29% from $2.4 million in FY1999 to $3.1 million in FY2000 due primarily to the increase in outward freight charges and marketing and promotion expenses. During the same period, we increased the amount of trade financing and term loans, in line with the increase in our business volume and acquisition of new factory premises, hence increasing our finance costs from $0.4 million to $1.4 million.

Profit before taxation

Profit before taxation increased by $1.1 million (or approximately 57.9%) from $1.9 million in FY1999 to $3.0 million in FY2000. We experienced an improvement in gross profit margins as we managed to secure better prices for our direct materials through the addition of new local and overseas suppliers. Profit before taxation for FY2000 also included a gain of $1.0m under other operating income arising from the disposal of machinery to Citiraya (Taiwan).

Profit before taxation from our trading division as a percentage of our Company's total profit before tax decreased from 65.0% in FY1999 to 53.8% in FY2000. We were able to secure supplies of electronic components and products which had a higher proportion of precious metals as compared to FY1999.

FY2000 vs FY2001

Turnover

Turnover increased by $15.9 million (or approximately 55.8%) from $28.5 million in FY2000 to $44.4 million in FY2001 as we managed to secure new customers such as Allegemine and Boliden Mineral AB and the volume purchased from our collection centres increased. At the same time, our marketing personnel, together with the overseas collection centres, continued their marketing efforts in signing up new suppliers.

Another reason for our turnover growth is the increase in processing capacity. Our crushing capacity increased from approximately 3,000 tonnes per annum in FY2000 to approximately 8,000 tonnes in FY2001 through the construction and installation of our new plant. In late FY2001, we commenced our recycling activities in our new factory premises which is capable of undertaking the full range of recycling activities. In addition, we were able to recycle electronic components into the ingot form of gold, which are sold to customers at a higher price vis-à-vis the semi-processed form previously.

Turnover from our trading division increased from $17.2 million in FY2000 to $26.9 million in FY2001 which was at a similar rate of growth with turnover from our recycling division. In FY2001, we sold more of our semi-processed materials under this division as our new plant was not fully operational until late in that year.

Cost of Sales

Cost of sales also increased by $14.0 million (or approximately 67.0%) from $20.9 million in FY2000 to $34.9 million in FY2001. In order to ensure a consistent supply of direct materials for our new recycling plant, we secured several supply agreements from new suppliers. In FY2001, due to the slowdown in the global electronics industry, our suppliers who are manufacturers of electronic components and products, experienced lower manufacturing activities, which in turn translated to higher average prices for our supply of these electronic components and products.

Direct expenses attributable to our recycling activity, which is a component of cost of sales, increased accordingly with our business volume. These direct expenses include utility charges, maintenance costs, rental of warehouse and depreciation cost attributable to our new recycling plant which was set up in FY2001.

Indirect costs

Indirect costs increased by $0.6 million (or approximately 10.3%) from $5.8 million in FY2000 to $6.4 million in FY2001. These increases were mainly attributable to the increase in administrative expenses from $1.0 million in FY2000 to $1.3 million in FY2001 as a result of the higher depreciation costs. Distribution costs increased by $0.7 million or 22.6% from $3.1 million in FY2000 to $3.8 million in FY2001 due primarily to the increase in outward freight charges arising from increased turnover and salaries arising from increased headcount.

Profit before taxation

Profit before taxation increased marginally by $0.1 million from $3.0 million in FY2000 to $3.1 million in FY2001. Despite the reduction in gross profit margin, we were able to manage our operating expenses, as a result, maintain our operating profit margin of 7%. However, profit before taxation margin decreased as there was no other operating income arising from the disposal of machinery in FY2001 as compared to FY2000.

Our trading division profit before tax margin decreased by 5.5% due to disposal of machinery being included under our trading division in FY2000.

Unaudited 4 months ended 30 April 2002 vs unaudited 4 months ended 30 April 2001

Turnover

Turnover increased marginally by $0.4 million (approximately 3%) from $11.9 million for the period ended 30 April 2001 to $12.3 million for the period ended 30 April 2002. This is due mainly to the increase in recycling activities of $2.2 million (approximately 46.8%) from $4.7 million for period ended 30 April 2001 to $6.9 million for the period ended 30 April 2002. Our production capacity increased due to the installation of new machinery as compared to the previous corresponding period when the plant was not fully operational, thus resulting in a higher turnover from our recycling services division.

Trading activities decreased by $1.7 million (approximately 23.6%) from $7.2 million for the period ended 30 April 2001 to $5.5 million for the period ended 30 April 2002. During the period prior to the completion of our recycling plant in late FY2001, a major part of our electronic components and products collected were sold to other traders without any recycling processes performed. These sales were classified under trading activities. In the first 4 months of FY2002, we reduced such sales as we were able to process these components and products with the completion of our recycling plant.

Cost of sales

Cost of sales decreased by $2.7 million from $10.6 million for the period ended 30 April 2001 to $7.9 million for the period ended 30 April 2002. The decrease in cost of sales was mainly due to a decline in direct materials cost as we were able to secure better prices for our purchases from our existing suppliers as compared to the previous corresponding period. In addition, we were able to control and lower our operational costs due to the setting up of our own in-house recycling plant in late FY2001 as compared previously where semi-processed materials had to be sent overseas for further refining and extraction.

Indirect costs

Indirect costs were comparable in the two corresponding periods under review except for the increase of distribution expense by approximately 24% due to higher commission and salaries cost. This was a result of business expansion as we increased our headcount in the period ended 30 April 2002 as compared to previous corresponding period.



Profit before taxation

Profit before taxation increased to $3.6 million for the period ended 30 April 2002 from a loss of $1.1 million in the previous corresponding period. Our recycling plant became operational in late FY2001 enabling us to generate profit before tax of approximately $1.3 million from our recycling services division.

For our trading division, other income amounting to $2.0 million pertaining to the sale of technology was included for the 4 month period ended 30 April 2002. Excluding this other income, profit before tax for the trading division was $0.2 million for the period ended 30 April 2002 from a loss of $0.5 million for the period ended 30 April 2001. This is because electronic components collected for the period ended 30 April 2002 commanded higher trading margins as compared to the collections for the previous corresponding period. For the period ended 30 April 2001, we experienced a loss of approximately $0.5 million as the gross margins from the trading of collected electronic components and products did not cover our operational and administrative expenses.

PROFIT FORECAST

Barring unforeseen circumstances, our Directors forecast our Company to achieve a turnover, profit before tax and profit after tax of approximately S$85.8 million, S$14.7 million and S$11.5 million for FY2002. This represents increases of approximately 93.2%, 374.2% and 379.2% respectively, as compared with FY2001. This forecast has been prepared primarily based on the following:–

(i) Recently secured global Procurement Agreements signed with MNCs, either directly or through collection centres. The estimated amount of electronic components and products to be collected pursuant to these Procurement Agreements are based on these MNCs' previous year's disposed quantum of electronic components and products. These Procurement Agreements will ensure a consistent supply of electronic components and products for our recycling activities, which in turn provide the bases for our turnover and profit forecasts. The Procurement Agreements, which are included for the purpose of the forecast, are subject to the termination clauses highlighted on page 49 of this Prospectus. As of the date of this Prospectus, our Directors are not aware of any particular circumstances which may lead to the termination of these Procurement Agreements. Please refer to "Recycling and Precious Metal Recovery Process" on page 49 of this Prospectus for more details on the Procurement Agreements.

(ii) Future supply of electronic components and products pertaining to previously signed Procurement Agreements which is expected to increase from current levels.

(iii) Future supply of electronic components and products from our worldwide collection centres' network which is expected to increase from current levels.

(iv) Future supply of electronic components and products pertaining to purchases from traders of these materials which is expected to maintain at current levels.

For the 4 months ended 30 April 2002, we achieved a Company turnover, profit before tax and profit after tax of approximately S$12.3 million, S$3.6 million and S$2.8 million respectively. This represents approximately 14.3 %, 24.4% and 24.4% of our forecast turnover, profit before tax and profit after tax for FY2002, respectively.

We expect to achieve a turnover of approximately S$73.5 million for the remaining eight months of the financial year.

We have not experienced any material delays or cancellations in the supply of electronic components and products as at the date of this Prospectus.

Bases and Assumptions Underlying the Profit Forecast

The profit forecast, for which our Directors are solely responsible, has been prepared on bases consistent with the accounting policies normally adopted by our Company in the preparation of our financial statements.

The general principal assumptions underlying the profit forecast are set out below:–

(i) There will be no significant changes in the prevailing economic, political and market conditions which will directly or indirectly have an adverse effect on our Company's performance.

(ii) There will be no significant changes in the present government regulations and legislation which would adversely affect the operations of our Company or the markets in which our Company operates.

(iii) There will be no significant changes in the legislation and regulations, rates and bases of taxation and other duties applicable to our Company.

(iv) There will be no significant changes in the prevailing inflation and foreign currency exchange rates. In preparing the profit forecast, the exchange rate used is that prevailing on 31 December 2001 which is US$1:S$1.82.

(v) There will be no significant changes in the interest rates for deposits and borrowings from the prevailing rates.

(vi) There will be no material setback in the growth of the economy in the countries where our Company operates which will adversely affect the operations of our Company.

(vii) There will be no major industrial disputes, breakdown or disruption of machinery or other abnormal factors which will adversely affect the operations of our Company.

(viii) There will be no significant changes in the current demand and customer base of our Company which will adversely affect the performance of our Company.

(ix) There will be no significant changes to the trend of availability of materials for manufacturing of our Company's products.

(x) Our Company will continue to enjoy the existing credit facilities at current rates and conditions. Credit facilities with licensed banks are subject to annual review and it is assumed that these will be renewed with no change to existing terms and conditions. As of the date of this Prospectus, our Directors have not been informed or are aware of any changes to the existing terms and conditions to our credit facilities.

(xi) The existing terms and conditions of contracts and agreements entered into by our Company will remain in force. As of the date of this Prospectus, our Directors are not aware of any conditions or circumstances that may lead to the termination of these contracts and agreements.

(xii) There will be no significant changes in the prevailing market prices of precious metal. In preparing the profit forecasts, gold price used is that prevailing on 31 December 2001, which is 1 Kg: S$17,436.

(xiii) In the preparation of the profit forecast, we have taken into account the impact arising from the Service Agreements for our Executive Directors set out on page 84 of this Prospectus.

REVIEW OF FINANCIAL POSITION

A review of our financial position over the past 3 financial years ended 31 December 2001 and for the 4 months ended 30 April 2002 is set below:–

Property, Plant and Equipment

Property, plant and equipment comprise leasehold properties and improvements, plant and equipment, motor vehicles, office equipment and renovations. Property, plant and equipment increased by $6.1 million from $17.8 million as at 31 December 1999 to $23.9 million as at 31 December 2000. This increase was due mainly to the addition of $8.4 million comprising mainly leasehold properties and improvements amounting to $0.4 million, plant and equipment amounting to $0.4 million, office equipment, motor vehicles and renovations of $0.6 million and plant in construction of $7.0 million. The increase relates mainly to the construction of our new plant. This increase was offset by the disposal of fixed assets with net book value of $1.7 million and depreciation charges of $0.6 million.

Property, plant and equipment decreased from $23.9 million as at 31 December 2000 to $23.7 million as at 31 December 2001. The marginal decrease of $0.2 million was due mainly to addition of fixed assets of $0.9 million comprising plant and equipment of $0.2 million, motor vehicle, office equipment and renovations of $0.7 million, offset by depreciation charges of $1.1 million.

During the period from 31 December 2001 to 30 April 2002, our Company acquired $0.5 million worth of property, plant and equipment and these were offset by depreciation of $0.5 million.

Club Memberships

Club memberships were purchased from Ponggol Marina Pte Ltd in FY1999 and disposed off at cost in the following year to an unrelated third party.

Current Assets

Current assets consist primarily of cash and bank balances, trade receivables, inventories and short-term investment, other receivables and prepayments. Current assets have increased in line with our business activities.

Current assets increased by $12.7 million from $12.3 million as at 31 December 1999 to $25.0 million. This was due mainly to an increase in inventories and trade receivables, consistent with our growth in business volume. Inventories increased by approximately $8.8 million or 187% due to anticipated higher machinery capacity which was realised as a result of the installation of our new plant in late FY2001.

Trade receivables increased by approximately $5.3 million or 98%, in line with increased sales to overseas refineries such as Asahi and Umicore. Collection period for such sales tend to be longer than our other customers. The above increase was partially offset by a decrease in other receivables and prepayments by $1.1 million due mainly to repayment by other debtors.

Current assets increased by approximately $9.6 million or 38.4% as at 31 December 2000 to $34.6 million. The increase comprises mainly $6.1 million increase in our trade receivables and $2.8 million in cash. The increase in trade receivables was in line with our business growth and increased sales to our overseas refineries. The increase in cash was due to increase of $2.1 million in directors' loans and increased cashflows generated from our operations. The increase of $0.2 million in short-term investments was due to our investment in Citiraya (Brazil) in 2001. We subsequently disposed of this investment to our Executive Director, Mr Ng Teck Lee, in April 2002.

Current assets decreased by $3.6 million from $34.6 million as at 31 December 2001 to $31.0 million as at 30 April 2002. Trade receivables decreased by $6.5 million due to the better collection from local sales as compared to sales to overseas refineries which have longer repayment periods. Cash decreased by $2.2 million due to the repayment to Director/shareholders. During the period, our Company disposed of short term investment at cost for $0.2 million. The decrease was offset by increase in inventories of $3.6 million from $13.6 million to $17.2 million, as materials were retained for our in-house refineries instead of for resale. Other receivables, deposits and prepayments increased by $1.7 million due to advance payment for goods paid to our suppliers.

Current Liabilities

Current liabilities consist primarily of bank loans and overdrafts, bills payable, trade payables, other payables, current portion of finance leases and income tax payable. In general, current liabilities have increased in line with the growth in our business activities.

In FY2000, our current liabilities increased by $12.7 million to $28.9 million due mainly to increase of $9.2 million in trade and bills payable and a $3.0 million in other payables. The increase in trade and bills payable was in line with our increase in purchases and higher operating expenses to support our increase in turnover and business activities during the year. The increase in other payables includes a $2.1 million Director's loan extended for the construction of our new recycling plant and an accrual of $1.6 million in respect of purchase of plant and equipment. The increase is partly offset by our settlement to Ponggol Marina Pte Ltd, a related party in respect of our disposal of club memberships.

In FY2001, our current liabilities increased by $9.7 million from $28.9 million in FY2000 to $38.6 million in FY2001. Trade and bills payable increased by $3.5 million to $16.5 million in FY2001. This was attributed mainly to the increase in direct material purchases. Our other payables increased by $6.5 million in FY2001. This was due mainly to additional $4.8 million loans from our Directors/ shareholders and $1.9 million deposit received in respect of our sales of technology. This was partly offset by $0.2 million repayment of accruals and other payables. The Director's loan was used mainly for working capital purposes.

Current liabilities decreased by $6.2 million from $38.6 million as at 31 December 2001 to $32.4 million as at 30 April 2002. These were mainly due to the decrease in trade and bills payable of $6.6 million and other payables of $8.9 million. The trade and bills payable decreased by $6.6 million from $16.5 million to $9.9 million due mainly to the restructuring of the outstanding trust receipts to temporary overdrafts, which contributed to the increase in bank loans and overdraft by $8.6 million from $2.9 million as at 31 December 2001 to $11.5 million as at 30 April 2002. The decrease in other payables of $8.9 million were due to the repayment of Directors' and shareholders' loans of $6.9 million and the $2.0 million deposit received for sale of technology being transferred to other income during the period. These were offset by the increase in the current year income tax provision of $0.8 million from $0.1 million as at 31 December 2001 to $0.9 million as at 30 April 2002.

Non-Current Liabilities

Non-current liabilities comprise finance leases, long-term bank loans and deferred income tax. Non-current liabilities decreased by $0.2 million from $11.5 million as at 31 December 1999 to $11.3 million as at 31 December 2000 due mainly to loan repayment of $0.9 million which were partially offset by the increase in deferred income tax of $0.7 million.

Non-current liabilities decreased by $0.3 million from $11.3 million in FY2000 to $11.0 million in FY2001. This was due to a repayment of long-term bank loans amounting to $0.9 million partly offset by an increase of $0.6 million in deferred income tax.

Non-current liabilities decreased by $0.3 million from $11.0 million as at 31 December 2001 to $10.7 million as at 30 April 2002 due mainly to the repayment of long term bank loans and finance leases.

Shareholders' Equity

Our shareholders' equity increased from $3.5 million as at 31 December 1999 to $8.7 million as at 31 December 2000. This is due mainly to the capitalisation of a $3 million shareholder's loan and profit of $2.2 million for FY2000.

Our shareholders' equity increased from $8.7 million as at 31 December 2000 to $11.1 million as at 31 December 2001 due to profit of $2.4 million for FY2001.

Our shareholder's equity further increased from $11.1 million to $13.9 million as at 30 April 2002 due to net profit after tax of $2.8 million for the first 4 months of FY2002.

Foreign Currency Exchange Exposure

Our foreign exchange gains/losses over the 3 financial years from FY1999 to FY2001 and for the 4 months ended 30 April 2002 are as follows:–

$'000	FY1999	FY2000	FY2001	4 months ended 30 April 2002
Net foreign exchange gain/(loss)	(151)	101	36	(87)
% of PBT	(8.0)	3.42	1.16	(2.41)

We purchase electronic components and products mainly in US$ and S$ while our sales are generally transacted in US$, ¥ and S$. Our costs are denominated mainly in US$ and S$.

Presently we do not have any formal hedging policy with respect to our foreign exchange exposure. In future, we may hedge our material foreign exchange transactions after considering the foreign currency amount, exposure period and transaction costs.

LIQUIDITY AND CAPITAL RESOURCES

Our operations have been funded through a combination of shareholders' equity, accumulated profits, bank borrowings and loans from our Director. We have total banking facilities comprising bank overdrafts, short-term loans and long term loans of approximately $24.2 million of which $20.5 million has been drawndown as at 31 December 2001.

SUMMARY OF CASH FLOWS

	◄── Audited	──►		◄ Unaudited ►
$'000	FY1999	FY2000	FY2001	4 months ended 30 April 2002
Net cash (used in)/generated from operating activities	(2,566)	(285)	2,563	(3,180)
Net cash used in investing activities	(14,187)	(4,687)	(3,281)	(463)
Net cash generated from/(used in) financing activities	15,245	4,021	3,911	(7,203)
Net (decrease)/increase in cash and cash equivalents	(1,508)	(951)	3,193	(10,846)
Cash and cash equivalents at beginning of financial year	92	(1,416)	(2,367)	826
Cash and cash equivalents at end of financial year	(1,416)	(2,367)	826	(10,020)

NET CASH USED IN OR GENERATED FROM OPERATING ACTIVITIES

In FY1999, net cash used in operating activities was $2.6 million. This was due mainly to the increase in inventories of $3.7 million and trade and other receivables of $4.2 million. These were offset mainly by operating profit of $2.5 million and increase in trade and bills payable and other payables of $2.9 million.

In FY2000, net cash used in operating activities was $0.3 million due mainly to the increase in inventories of $8.8 million and trade and other receivables of $4.4 million. These were offset by operating profit of S$2.7 million and the increase in trade and bills payable of $9.2 million and other payables of $1.0 million.

In FY2001, net cash generated from operating activities was $2.6 million. The funds were used for the increase in trade and other receivables and short-term investment of $6.7 million. These were offset by operating profit of $4.1 million and the increase in trade and bills payable of $3.5 million and deposit received for sale of technology for $1.9 million. We have reduced our other payables by $0.2 million.

For the first 4 months in FY2002, net cash used in operating activities was $3.2 million. This was due mainly to the increase in inventories of $3.6 million, increase in other receivables of $1.6 million, trade payables and other payables of $8.7 million. These were offset mainly by the decrease in trade receivables of $6.5 million, short-term investment of $0.2 million and operating profit of $4.0 million.

NET CASH USED IN INVESTING ACTIVITIES

In FY1999, net cash used in investing activities was $14.2 million. Our capital expenditures for FY1999 were mainly due to acquisition of property, plant and equipment and motor vehicles amounting to $13.2 million. In addition, we invested $1.0 million in club memberships.

In FY2000, net cash used in investing activities was $4.7 million, due mainly to the capital expenditures arising from the purchase of plant and equipment and construction of new plant amounting to $8.4 million. These were offset by the disposal of machinery and club memberships at $2.7 million and $1.0 million respectively.

In FY2001, net cash used in investing activities was $3.3 million. These were incurred mainly for the acquisition of fixed assets of $1.0 million and the acquisition of associated company of $2.3 million.

For the first 4 months in FY2002, net cash used in investing activities was $0.5 million due mainly to the acquisition of property, plant and machinery.

NET CASH GENERATED FROM FINANCING ACTIVITIES

In FY1999, net cash generated from financing activities was $15.2 million. These were due to the purchase of motor vehicles through finance leases during the year and bank loans obtained to finance the construction of our new plant at Tech Park Crescent, amounting to approximately $9.5 million and advances from Directors/shareholders of $5.7 million. The new plant enabled us to increase our crushing capacity as well as carry out additional processes such as recovery and recycling.

In FY2000, net cash generated from financing activities was $4.0 million due mainly to the new equity capital contribution of $3.0 million and advances from Directors/shareholders of $2.0 million. These were offset by the repayment of bank loans and finance lease obligations of $1.0 million.

In FY2001, net cash generated from financing activities was $3.9 million due mainly to additional loan from Directors/shareholders of $4.8 million. These were offset by the repayment of bank loans of $0.9 million.

In the first 4 months of FY2002, net cash used in financing activities was $7.2 million due mainly to repayment of Directors and shareholders' loans of $6.9 million, repayment of bank loans and finance lease obligations of $0.3 million.

As at 30 April 2002, we experienced a deficit in net working capital position of approximately $1.5 million. It is our intention to reduce our current liabilities by approximately $7.9 million through the full repayment of Directors' and shareholders' loans using short term bank loans which will be repaid from the net proceeds of the Invitation. Therefore, upon the listing of our Company, we are expected to experience a positive working capital position of approximately $6.4 million, assuming that all other components of current assets and liabilities remain constant. For more details on the repayment of Directors' loans and its impact on our balance sheet, please refer to page 26 of this Prospectus.

Our Directors believe that the cash flows generated from our operations, together with existing cash and cash equivalents, net proceeds from the Invitation and our banking facilities, will be sufficient to meet our working capital requirements and potential business expansion for the next 12 to 24 months.

CAPITALISATION AND INDEBTEDNESS

You should read this table in conjunction with the Accountants' Report set out on pages 99 to 119 in this Prospectus and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 27 to 37 of this Prospectus.

The following table shows the cash and cash equivalents, debt and capitalisation of our Company as at 30 April 2002:–

(i) based on an actual basis; and

(ii) as adjusted after taking into account the Bonus Issue, the allotment and issue of New Shares pursuant to the Invitation and the net proceeds, based on an Issue Price of $0.25 per Share, after deducting estimated expenses.

($'000)	**As at 30 April 2002**	**As adjusted for the Invitation**
Cash and cash equivalent	621	26,413
Indebtedness		
Short-Term Debt		
Bank overdraft (secured)	9,642	9,642[1]
Secured bank loans	904	904
Finance lease liabilities (secured)	122	122
Unsecured bank loans	1,000	1,000
	11,668	11,668
Long-Term Debt		
Secured bank loans	8,872	8,872
Finance lease liabilities (secured)	279	279
	9,151	9,151
Total Indebtedness	20,819	20,819
Shareholders' Equity	13,885	39,677
Total Capitalisation	34,704	60,496

As at 30 April 2002, we had total borrowings of approximately $20.8 million comprising approximately $10.7 million of secured bank overdrafts, short-term secured bank loans and finance lease liabilities, $1.0 million of short-term unsecured bank loans and $9.1 million of long term secured bank loans and finance lease liabilities. Please refer to the Accountants' Report set out on pages 99 to 119 for details on the interest rates of our borrowings. Based on our shareholders' equity of approximately $13.9 million as at 30 April 2002, our gearing, defined by total indebtedness divided by shareholders equity, was 1.50 times. We have been able to service our loan repayments on a timely basis.

As at 30 April 2002, both our short term and long term debts bore interest ranging from approximately 5.25% to 5.5% per annum.

The secured bank loans and bank overdrafts are secured on certain properties of our Company and also jointly and severally guaranteed by our 2 Executive Directors, Messrs Ng Ah Hua Raymond and Ng Teck Lee, for approximately $20.4 million. We intend to procure the discharge of the said guarantees from the banks concerned by providing our corporate guarantees upon listing and quotation of our Shares on the SGX-ST. Our Directors are of the view that revisions to the terms and conditions of our banking facilities, if any, are unlikely to be material and would not adversely affect our operation. However, in the unlikely event that the revisions would adversely affect our operations, these Executive Directors would continue to provide such necessary guarantees to these loans and bank overdrafts.

[1] Does not include the approximate amount of $7.9 million short term loans to be undertaken for the full repayment of all outstanding Directors' and shareholders' loans.

DILUTION

Dilution is the amount by which the price paid by the purchasers of the Invitation Shares in the Invitation exceeds the NTA per Share after the Invitation. NTA per Share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of Shares deemed to be outstanding on the date as of which the book value is determined. Our NTA per Share after adjusting for the Restructuring Exercise as described in page 43 of this Prospectus was 2.52 cents.

Pursuant to the Invitation in respect of 138,800,000 Invitation Shares at the Issue Price of $0.25 per Share, our Company's NTA per Share, after adjusting for the estimated net proceeds from the Invitation and based on the post-Invitation paid up share capital of 550,000,000 Shares would have been 6.71 cents. This represents an immediate increase in NTA of 4.19 cents per Share to our existing shareholders and an immediate dilution in NTA of 18.29 cents per Share to new investors.

The following table illustrates this per Share dilution as at 31 December 2001:–

Issue Price per Share	25 cents
NTA per Share after the Restructuring Exercise based on the pre-Invitation issued share capital of 440,000,000 Shares	2.52 cents
NTA per Share after the Invitation	6.71 cents
Increase in NTA per Share attributable to existing shareholders	4.19 cents
Dilution in NTA per Share to new investor after the Invitation	18.29 cents

The following table summarises the total number of Shares held by our existing shareholders and the total number of Shares purchased from us, the total consideration paid to us and the average price paid per Share by our new investors pursuant to the Invitation.

	Number of Shares	%	Amount S$	%	Average Price Per Share (cents)
Existing shareholders	440,000,000	80.0	11,102,000	28.8	2.52
New investors	110,000,000	20.0	27,500,000	71.2	25
Total	550,000,000	100.0	38,602,000	100.0	

SHARE CAPITAL

Our Company was incorporated in Singapore under the name of Suzida Industries (Pte) Limited on 28 November 1992 under the Act as a private limited company. We adopted the name Citiraya Industries Pte Ltd with effect from 2 November 1995 and changed our name to Citiraya Industries Ltd on 14 June 2002 in connection with our conversion to a public company limited by shares. There is only one class of shares in our Company. The Articles of Association of our Company relating to the voting rights of our shareholders are set out in pages 128 to 136 of this Prospectus.

As at 31 December 2001, our Company had an authorised share capital of $20,000,000 divided into 20,000,000 ordinary shares of $1.00 each, and an issued and paid-up share capital of $6,000,000 divided into 6,000,000 shares of $1.00 each.

At an Extraordinary General Meeting held on 13 June 2002, our shareholders approved, *inter alia*, the following:–

(a) an increase in the authorised share capital from $20,000,000 to $50,000,000 comprising 50,000,000 ordinary shares of $1.00 each;

(b) the capitalisation of $5,000,000 from the audited accumulated profits as at 31 December 2001 for a bonus issue of 5,000,000 fully paid ordinary shares of $1.00 each to the existing shareholders (the "Bonus Issue");

(c) the sub-division of each ordinary share of $1.00 each in the capital of our Company into 40 ordinary shares of $0.025 each (the "Sub-division of Shares");

(d) the conversion of our Company into a public limited company and the change of its name to Citiraya Industries Ltd;

(e) the adoption of a new set of Articles of Association of our Company;

(f) the adoption of the Citiraya Share Option Scheme and that the Directors of our Company be authorised to allot and issue Shares upon the exercise of options granted under the Citiraya Share Option Scheme;

(g) the issue of 110,000,000 New Shares which, when fully paid, allotted and issued, will rank *pari passu* in all respects with the existing Shares of our Company; and

(h) the authorisation of our Directors, pursuant to Section 161 of the Act, to issue Shares in our Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as our Directors may in their absolute discretion deem fit provided that the aggregate number of Shares issued pursuant to such authority shall not exceed 50% of the issued share capital of our Company immediately prior to the proposed issue and provided that the aggregate number of such Shares to be issued other than on a pro rata basis to the existing shareholders shall not exceed 20% of the issued share capital of our Company immediately prior to the proposed issue, and, unless revoked or varied by our Company in general meeting, such authority shall continue in force until the conclusion of the Annual General Meeting of our Company or the date by which the next Annual General Meeting of our Company is required by law to be held, whichever is the earlier.

Details of the changes in the issued and paid-up share capital of our Company since 31 December 2001, being the date of the last audited accounts of our Company and our issued and paid-up share capital immediately after the Invitation, are as follows:–

	Number of shares	$
Issued and fully paid ordinary shares of $1.00 each as at 31 December 2001	6,000,000	6,000,000
Bonus Issue of 5,000,000 ordinary shares of $1.00 each	5,000,000	5,000,000
	11,000,000	11,000,000
Sub-division of Shares	440,000,000	11,000,000
New Shares issued pursuant to the Invitation	110,000,000	2,750,000
Issued and paid-up ordinary shares of $0.025 each after the Invitation	550,000,000	13,750,000

The authorised share capital and the shareholders' funds of our Company as at 31 December 2001 before and after adjustments to reflect the Bonus Issue, the Sub-division of Shares and the issue of the New Shares are set forth below. These statements should be read in conjunction with the Accountants' Report set out on pages 99 to 119 of this Prospectus.

	As at 31 December 2001	After the Bonus Issue and Sub-division of Shares	After Invitation
	$	$	$
Authorised Share Capital			
Ordinary shares of $1.00 each	20,000,000	—	—
Ordinary shares of $0.025 each	—	50,000,000	50,000,000
Shareholders' Funds			
Issued and fully paid shares	6,000,000	11,000,000	13,750,000
Share premium	—	—	23,042,000
Retained earnings	5,102,000	102,000	102,000
Shareholders' funds	11,102,000	11,102,000	36,894,000

RESTRUCTURING EXERCISE

Pursuant to the Bonus Issue, Messrs Ng Ah Hua Raymond and Ng Teck Lee respectively renounced 1,292,500 and 1,650,000 of their entitlements to the following persons:–

Name	No. of shares of S$1.00 each	No. of shares of $0.025 each	% of post-Invitation share capital
Kuo Ming-Tsung	550,000	22,000,000	4.0
Chen Ho-Ching	550,000	22,000,000	4.0
Ling Lee Yong	330,000	13,200,000	2.4
Ung Yoke Hooi	330,000	13,200,000	2.4
Goh Chee Koh	330,000	13,200,000	2.4
Chin Teck Chuan	110,000	4,400,000	0.8
Tan Kim Yeow	110,000	4,400,000	0.8
Goh Lik In	110,000	4,400,000	0.8
Seow Siew Lan	412,500	16,500,000	3.0
Hwang Shiuh Jyh	110,000	4,400,000	0.8
	2,942,500	117,700,000	21.4

Ms Seow Siew Lan is our Executive Director and has been with our Company since 1998. Mr Hwang Shiuh Jyh is our General Manager responsible for overseeing our daily operations.

Messrs Kuo Ming-Tsung and Chen Ho-Ching are our Taiwanese business associates. They were instrumental in assisting with the setup of Citiraya (Taiwan), our associated company, which we own 22.5%.

Messrs Ling Lee Yong, Ung Yoke Hooi, Chin Teck Chuan, Tan Kim Yeow and Goh Lik In are our local business partners who have assisted (either business referrals or general consultancy) in the growth of Citiraya in one way or another.

Mr Goh Chee Koh has previously participated in our Company's research and development efforts in precious metals recovery through his expertise in chemistry.

The renouncement of shares to the above persons is a gesture of appreciation for their past contributions to our Company.

Other than the Vendor Shares, under the terms of the renunciation, these renounced shares may not be sold, transferred, assigned or otherwise disposed of by the renouncees for 6 months from our Company's date of admission to the Official List of the SGX-ST and for a period of 6 months thereafter, not more than 50% of each of their respective renounced shares.

OUR STRUCTURE

Our current structure is shown below:–



Citiraya Industries Ltd
22.5%
Citiraya (Taiwan)

ASSOCIATED COMPANY

The details of our associated company as at the date of this Prospectus are as follows:–

Name of company	Date and Place of incorporation or establishment	Principal businesses	Issued and paid-up capital	Effective interest owned by our Company	Interest held by third parties
Citiraya (Taiwan)	2 April 1999 Taiwan	Waste cleaning and waste disposition	NT200,000,000	22.5%	77.5% (held by 134 independent third parties)

SHAREHOLDERS

The direct shareholdings in our Company before the Invitation and after the Invitation are set out below:–

	— Before Invitation —		—— After Invitation ——	
	Number of Shares	%	Number of Shares	%
Directors				
Lim Chun Leng, Michael[2]	—	—	—	—
Ng Ah Hua Raymond[1]	199,100,000	45.25	199,100,000	36.2
Ng Teck Lee[1]	79,200,000	18.0	79,200,000	14.4
Lai Wee Ngen William	22,000,000	5.0	17,388,000	3.2
Seow Siew Lan	16,500,000	3.75	13,066,000	2.4
Tan Gim Soo[2]	—	—	—	—
Lim Poh Kiat[2]	—	—	—	—
Other shareholders of less than 5% who are related to the Directors or substantial shareholders				
Ng Teck Boon[1]	22,000,000	5.0	17,388,000	3.2
Employees				
Hwang Shiuh Jyh	4,400,000	1.0	4,400,000	0.8
Others				
Kuo Ming-Tsung	22,000,000	5.0	17,388,000	3.2
Chen Ho-Ching	22,000,000	5.0	17,388,000	3.2
Ling Lee Yong	13,200,000	3.0	13,200,000	2.4
Ung Yoke Hooi	13,200,000	3.0	8,588,000	1.6
Goh Chee Koh	13,200,000	3.0	13,200,000	2.4
Chin Teck Chuan	4,400,000	1.0	4,400,000	0.8
Tan Kim Yeow	4,400,000	1.0	2,094,000	0.4
Goh Lik In	4,400,000	1.0	4,400,000	0.8
Public	—	—	138,800,000	25.2
	440,000,000	100.00	550,000,000	100.00[3]

Notes:–

(1) Messrs Ng Ah Hua Raymond, Ng Teck Lee and Ng Teck Boon are siblings.

(2) Messrs Lim Chun Leng Michael, Tan Gim Soo and Lim Poh Kiat who are independent Directors will be allocated 600,000, 360,000 and 240,000 Reserved Shares respectively. If they subscribe for the said Reserved Shares, they may dispose of or transfer all or part of their shareholdings in our Company after our admission to the Official List of the SGX-ST.

(3) Does not add up to 100.0% due to rounding

Save as disclosed above, there are no other relationships among our Directors and substantial shareholders.

VENDORS



The names of the Vendors and the number of Vendor Shares which they will offer pursuant to the Invitation are set out below:–

Name	No. of Shares held before the Invitation but after the Restructuring Exercise	No. of Vendor Shares offered pursuant to the Invitation	No. of Shares held after the Invitation
Kuo Ming-Tsung	22,000,000	4,612,000	17,388,000
Chen Ho-Ching	22,000,000	4,612,000	17,388,000
Ung Yoke Hooi	13,200,000	4,612,000	8,588,000
Tan Kim Yeow	4,400,000	2,306,000	2,094,000
Seow Siew Lan	16,500,000	3,434,000	13,066,000
Lai Wee Ngen William	22,000,000	4,612,000	17,388,000
Ng Teck Boon	22,000,000	4,612,000	17,388,000

MORATORIUM



As a demonstration of their commitment to our Company, Messrs Ng Ah Hua Raymond, Ng Teck Lee and Ng Teck Boon who will in aggregate own 295,688,000 Shares representing approximately 53.8% of our Company's issued and paid-up share capital immediately after the Invitation, have each undertaken:–

(i) not to sell, transfer, assign or otherwise dispose of any part of their respective shareholdings in our Company immediately after the Invitation for a period of 6 months from our Company's date of admission to the Official List of the SGX-ST (the "Initial Period"); and

(ii) for a period of 6 months after the Initial Period, not to sell, transfer, assign or otherwise dispose of more than 50% of each of their respective shareholdings held in our Company immediately after the Invitation.

HISTORY AND BUSINESS

HISTORY

In 1988, our founders, Mr Ng Teck Lee and Mr Ng Ah Hua Raymond, saw a potential niche market in the management of production waste and rejected products of the semi-conductor industry. They commenced the business of trading in such waste and products by purchasing these from the MNCs and selling to an overseas buyer for processing and recycling. In 1989, Mr Ng Teck Lee started a sole proprietorship known as NTL at 62 Lorong Cheng Lim, Singapore, to carry out this trading business. In the same year, NTL commenced collection of electronic scrap from a collection centre in Thailand.

In 1990, as the business of NTL expanded, we shifted to a larger premises at 62 Sungei Kadut Street 1, Singapore. Our customers at that time included Western Digital (Singapore) Pte Ltd, National Panasonic & Technics Sales and Service (Singapore) Pte Ltd and Seagate Technology International.

In 1992, we vacated 62 Sungei Kadut Street 1, Singapore, to make way for the Mass Rapid Transit ("MRT") construction and shifted to 3 Kranji Way, Singapore.

We expanded our business and incorporated NTH in 1994 and bought our first crushing machine for approximately $20,000 in the same year to crush the electronic components and waste which we collected. In order to provide higher value services in the form of precious metals processing and refining, some of the more valuable crushed materials such as IC scraps and high-grade PCBs were sent to Ohte in Japan for further processing. The main metal extracted was gold, silver and palladium. We were also able to obtain a higher purity of these metals through such further processing.

Mr Ng Teck Lee and Mr Ng Ah Hua Raymond saw the growth potential for the recycling of electronic waste and acquired Suzida in 1995 which owned a piece of JTC leasehold land at 38 Kian Teck Drive, Singapore. While a new factory was being constructed on this piece of land, we operated from 29 Sungei Kadut Loop, Singapore. In 1997, the name Suzida Industries (Pte) Limited was changed to Citiraya Industries Pte Ltd. In the same year, we ordered our first auto crusher plant for approximately $1.7 million with auto electrostatic separator recycling function from Germany to be constructed according to our specifications. This plant crushes the electronic waste and thereafter separates the crushed materials into metallic and non-metallic materials. The construction of the new factory at 38 Kian Teck Drive, Singapore was completed in 1998. With the completion of our plant, we were able to secure new procurement agreements and Long-term Licensing and Collection Agreements with manufacturers of electronic components and products and our collection centres respectively to ensure a consistent supply of raw materials amounting to purchases of at least S$4 million annually.

Between 1998 and 2000 and pursuant to the completion of 38 Kian Teck Drive, Singapore, Citiraya gradually took over the businesses of NTL and NTH.

In recognition of the limitation of the local market, we decided to market our services globally, with an emphasis on obtaining contracts with MNCs. In order to achieve this, we sold our auto crusher plant and designed a new plant which is able to improve our efficiency by reducing both maintenance and recycling costs by approximately 50% as compared to the old crushing machine. Besides the crushing and separation capability, this new plant also enables us to carry out recovery and recycling activities. At the same time, we purchased our present premises at 65 Tech Park Crescent, Singapore, with a built-in area of about 105,000 sq ft. With the installation of this plant, we became a "one-stop service provider" as we are able to perform the entire recycling process from the point of collection to the recovery of precious metals. This new plant is also environmentally friendly as it manages the by-products of the recycling process such as toxic fumes and waste water which are potentially hazardous to the environment. Recycling operations commenced in the first quarter of 2001, although trial runs were already conducted as early as October 2000. The plant was fully completed in August 2001.

In December 2001, Citiraya acquired a 22.5% stake in Citiraya (Taiwan) from Mr Ng Ah Hua Raymond for a consideration of $2.33 million. Citiraya (Taiwan) acts as our collection centre in Taiwan and possesses electronic waste recycling capabilities.

With effect from the beginning of 2002, we have commenced the provision of treatment processing services for toxic chemical waste which contain precious metals. This treatment processing service is a segment of our existing recycling and recovery process and is provided in response to the demand of our customers.

As at the date of this Prospectus, we have signed Long-term Licensing and Collection Agreements with 10 collection centres in the UK, Thailand, the PRC, Brazil, India, Germany, Italy, Malaysia, Philippines and Taiwan. These collection centres collect the electronic components and products in the respective countries and thereafter ship them to Singapore for the recycling and recovery process. We currently employ approximately 72 employees.

BUSINESS

We are in the business of providing a one-stop recycling and processing service for electronic components and products.

Prior to the recycling of electronic components and products, such unwanted components and products were disposed off via landfill. Through our recycling and recovery process, we aim to minimise landfill and optimise the use of raw materials in an environmentally friendly way. Specialised equipment such as incinerators, continuous emission monitoring systems, dust-collecting scrubbers and water treatment plants are used to assist us in achieving our objectives.

As a one-stop service provider, we purchase electronic products for recycling and processing mainly from manufacturers in the electronics industry, including Nokia, 3M, AMD, IBM, Philips, Motorola, Seagate and Gemplus. We carry out a series of processes to the electronic components to extract precious metals such as gold, silver, palladium and platinum. Apart from in-house processing, in some cases semi-processed materials are sent to overseas precious metal refineries for further refining and extraction. The precious metals extracted are then either sold to jewellers or in the open commodities market. Revenue from the sales of precious metals are classified under our recycling division and accounted for approximately 40% and 68% of our Company's revenue and profits in FY2001 respectively.

During the main recycling and precious metal extraction process, plastics and non-precious metals are incidentally recovered. These materials are sorted and segregated and subsequently sold to plastic recyclers and scrap metal dealers. Revenue from these sales are classified under our trading division and accounted for approximately 60% and 32% of our Company's revenue and profits in FY2001 respectively.

Since 2002, we have commenced the provision of treatment processing services for toxic chemical waste which contain precious metals. Currently, revenue from the provision of this service is insignificant compared to the Company's total annual revenue.

Recycling and Precious Metals Recovery Process

Our recycling and precious metals recovery process is as follows:–



Procurement and Collection
Weighing, Recording and Segregation
Plastic Scrap
Final Segregation
Weigh/Record
1
Store/Sale
Metal Scrap
Final Segregation (Ferrous/Non-Ferrous)
Weigh/Record
Environment Protection Features
CN Decomposition
Chemical Recycling Process
Apparent
Precious Metal Recovery
WWTP
Drain
2
Incineration
Cooling
Emission
Electronic Scrap
Segregation
1
Hidden
Crushing
Ball Milling
2
Mechanical Recycling Process
LEGEND
Materials in between processes
Process
Intermediate process

Procurement and Collection

We had in the past obtained supplies of electronic components and products primarily through the three following methods:–

(1) *Procurement Agreements*

Citiraya is contracted directly by local or global electronic manufacturers or MNCs through the signing of an agreement that grants Citiraya the procurement rights to their electronic components and products.

Each of these signed Procurement Agreements may contain specific terms and conditions pursuant to the specific nature of the materials procured from the various electronic manufacturers. The more common salient terms included in these Procurement Agreements typically covers the following important areas:–

(a) duration — the Procurement Agreements are normally valid for 1 to 3 years and either party must give a minimum notice period of one month for termination;

(b) agreed terms such as indicative price per kilogram for the respective electronic components and products to be procured. The final transacted price may be different from the indicative price in the Procurement Agreement as each batch of materials may contain different compositions of precious metals; and

(c) collection procedures and payment terms.

(2) *Long-term Licensing and Collection Agreements*

Collection centres are non-Singapore based companies appointed and authorised by Citiraya to collect and temporarily store electronic components and products, for shipment back to Singapore. Besides primarily collecting electronic products on behalf of Citiraya pursuant to the Procurement Agreements above, these overseas collection centres also actively source for supplies of electronic components and products through their local network of electronic manufacturers.

Our overseas collection network currently comprise of collection centres in the UK, Thailand, the PRC, Brazil, India, Germany, Italy, Malaysia, Philippines and Taiwan. Our associated company in Taiwan acts as our collection centre. We have entered into Long-term Licensing and Collection Agreements with our collection centres in the other countries for the exclusive supply of electronic components and products. Salient terms of these agreements are as follows:–

(a) the agreements are effective upon execution and may be terminated under the following circumstances:–

   (i) upon one (1) month's notice by our Company;

   (ii) forthwith by our Company upon breach by the collection centre of the agreement including failure of certain operational performance standards and the threat of any stoppage in business activities; and

   (iii) automatically in the event that the collection centre is in liquidation, becomes insolvent, makes any composition or arrangement with any of its creditors or if a distress or execution or suit or writ of seizure and sale is levied;

(b) we shall have the first right of refusal to purchase all electronic components and products available from the collection centre. The collection centre will only have a right to offer the electronic components and products to a third party if we do not accept their offer. The price sold to the third party shall not be less than the price offered to our Company; and

(c) prices for the electronic components and products to be agreed upon on a case to case basis.

As a condition for the first right of refusal to purchase all electronic components and products available from the collection centres, these collection centres are allowed to use our name "Citiraya". Normally, our collection centres will arrange for these materials to be shipped directly from the electronic manufacturers to our recycling plant at 65, Tech Park Crescent, Singapore. In cases where the components and products are in smaller quantities, these would be sent to the warehouses of the overseas collection centres and temporarily stored until a full container load is collected. The full container is then shipped to our recycling plant in Singapore.

Below is a table of the details of our 10 worldwide collection centres:–

S/No.	Name of Collection Centre	Country	Licensing and Collection Agreement with effect from
Asia			
01	Citiraya Precious Metals Pvt. Ltd.	India	23 April 2002
02	Citiraya Technology Sdn Bhd	Malaysia	1 April 2002
03	Maritrans Electronics Scrap Export	Philippines	23 October 2000
04	Shanghai Wei Cheng Environment Protection Equipment Co Ltd	The PRC	20 May 1999
05	Citiraya Electronic Recycling Bangkok Co Ltd	Thailand	15 June 1999
06	Citiraya Technology Inc.[1]	Taiwan	2 April 1999

S/No.	Name of Collection Centre	Country	Licensing and Collection Agreement with effect from
Europe			
07	Citiraya (UK) Ltd	UK	27 April 2001
08	Citiraya Recycling (Europe) GmbH	Germany	14 July 1999
09	Citiraya (Italy)	Italy	2 August 2001
South America			
10	Citiraya Reciclagem LTDA	Brazil	21 March 2000

Note:–

(1) Citiraya Technology Inc. is our 22.5% associated company.

(3) Purchases from traders of electronic components and products

Some of these traders are general collectors of waste which may include materials other than electronic components and products. Supplies of electronic components and products from these traders are ad-hoc in nature and we do not generally sign long-term agreements with these suppliers.

Going forward, we expect purchases under method (3), when compared as a percentage of our Company's total supply, to decrease, as we focus our effects in obtaining supplies of electronic components and products under methods (1) and (2).

Occassionally, Citiraya is invited to bid for a batch of electronic components and products. These discarded electronic products are either obsolete or inventories which have been written-off by electronic manufacturers. Additionally, we may receive batches of used electronic components and products such as used handphones and computers through recycling or take-back campaigns conducted by companies or government agencies. These 2 supply sources form a relatively small portion of our Company's total supply of electronic components and products.

Weighing, Recording and Segregation

We weigh and verify the nature of the electronic components and products received. A goods received note with these details are issued to the respective manufacturers from whom these goods are obtained.

The electronic components and products are sorted and segregated into 3 categories, namely plastics, metals and electronic components for recycling.

Plastics are materials made of acrylic, PVC and polypropylene. Examples of such materials include all forms of plastic casings and PVC cables. These plastics undergo a final segregation process whereby they are sorted into the different types and then packed for sale to plastic recyclers.

Metals are either non-ferrous metals such as copper, nickel, brass or ferrous metals such as steel and any other metals with iron content. These metals are sorted, packed and stored according to their ferrous or non-ferrous nature and are sold to scrap metal dealers.

Recycling

Electronic components are recycled using the chemical recycling process. For precious metals which are hidden within the electronic components, an additional mechanical recycling process is applied before they are subjected to the chemical recycling process.

Mechanical Recycling Process

The Mechanical Recycling Process involves the following:–

Crushing

The segregated electronic components are transported into a crushing machine which crushes the components into smaller particles. The crushed materials are then separated into ferrous and non-ferrous metals. Ferrous metals are collected in bags and sold. The non-ferrous metals are sent to the ball milling stage.

Ball Milling

The non-ferrous materials are hammered and reduced into even smaller particles. A sample of the ball milled particles is taken and analysed to ascertain the composition of the contents. Based on the content, the particles may be sold to other precious metal refineries for recycling. Those that are retained are passed through the chemical recycling process to extract the precious metals.

Chemical Recycling Process

The chemical recycling process is used to recover precious metals.

Gold is stripped from electronic components in cases where the gold is considered "apparent". Through an electrolysis process, the gold is then extracted and further melted and cast into ingots.

In cases where the gold is not "apparent", acids are added to the particles containing these hidden precious metals to dissolve them into solution form. The resultant solution is then precipitated and solidified into cake forms. These cakes are refined through further precipitating processes and are finally melted and cast into ingots.

Treatment of Chemical Waste

The treatment of chemical waste which contains precious metals is part of our environmental protection features. Ultra-violet light is used to decompose the cyanide present in the chemical waste. This treatment process has been carried out as part of our recycling and recovery process. However, upon the request of our customers, we have since the beginning of 2002, made this particular process commercially available to our customers.

QUALITY CONTROL ("QC")

QC can be divided into two categories:–

1. QC of our products such as purity of precious metals; and
2. QC of the waste by-products generated from the recycling process such as the levels of pollutants in the waste water discharge and exhaust gases.

QC of Our Products

We aim to ensure that our processes recycle and extract optimal amounts of precious metals. We also perform QC checks and chemical analyses of samples of the electronic components or processed particles to ascertain the relevant processes to be applied. We are able to modify our recycling process depending on the nature of the material.

QC of Waste By-Products

Both our mechanical and chemical recycling processes have environmental protection features. We were awarded the ISO 14001 and OHSAS 18001 certifications on 11 January 2002 by the then Productivity and Standards Board for our recycling processes.

The ISO 14001 standard requires an organisation to monitor and measure the environmental performance of its activities, products and services. It provides a common platform for industries throughout the world to engage in sound and sustainable environmental management practices. It is a requirement of ISO 14001 that audits which adhere to the guidelines set out under the ISO 14000 family of standards are followed.

The OHSAS specification gives requirements for an occupational health and safety management ("OH&S") system, to enable an organisation to control its OH&S risks and improve its performance. It is used as bases for auditing or certification. Companies build on this base by setting up their own OH&S objectives. They may, for example, aim for so many hours of zero accidents, or a certain minimum amount of OH&S training for each employee, or even maintenance of equipment to ensure no accidents occur due to malfunctions.

Mechanical Recycling Process

Incineration process

Exhaust gases from the incineration stage are passed through a combustion chamber for further combustion at a high temperature. At this temperature, the majority of the toxic gases are combusted into non-toxic gases such as carbon dioxide before discharge. The discharge of these gases is monitored by our 24-hour on-line control system. This system monitors and checks the concentration levels of harmful substances such as carbon monoxide, dioxins and other greenhouse gases. In the event that the amount of these harmful substances breaches a certain level which is set by our Company, the system will automatically activate a circuit breaker which shuts down the entire recycling plant. This discharge level is set at a more stringent level than the statutory requirements imposed by the ENV. We closely monitor the concentration levels of harmful substances in our discharge gases to ensure that we comply with the discharge levels imposed by the ENV.

Chemical Recycling Process

Acid and Cyanide fume scrubber

Toxic fumes from the solutions at the chemical recycling process are passed through the acid fume scrubber and cyanide fume scrubber systems respectively to remove the acid and cyanide from the fumes by dissolving them in a solution. These solutions are then passed through the cyanide decomposition unit and waste water treatment plant.

Cyanide Decomposition Unit

The solution containing cyanide is passed through an ultra-violet light to decompose the cyanide into two harmless substances, namely carbon and nitrogen, which are then discharged.

Waste Water Treatment Plant (WWTP)

Alkaline is added to the acidic solution to neutralise the acids and precipitate heavy metals. The precipitate containing the heavy metals are made into cakes and incinerated into ash at the incineration plant.

MARKETING AND BUSINESS DEVELOPMENT

Our marketing activities are segregated into two categories. The first is the marketing of our recycling and processing services to the electronics industry for the purchase of electronic components and products. This is carried out by our marketing team which is headed by our marketing manager Mr Venkatesha Murthy and overseen by our President, Mr Ng Teck Lee. They are supported by a marketing team of seven staff. Our recycling and recovery services are marketed through the following ways:–

1. directly to companies which have been referred to us by our existing customers and suppliers or those obtained from industrial directories;

2. presentations to members of electronic business associations in different countries, mainly those in which we have a collection centre, for example, Brazil, the PRC, Malaysia and Taiwan;

3. participation in trade exhibitions such as Water and Wastewater Tech Asia 2001 and CleanTech Asia 2001 and also attending trade exhibitions held by the electronics industry; and

4. our internet web-site at http://www.citiraya.com which provides information on our recycling and processing services.

Our second marketing activity is that of marketing our semi-processed and recycled precious metals. This is carried out by our Executive Director, Ms Seow Siew Lan and our General Manager, Mr Hwang Shiuh Jyh. They are overseen by our CEO cum Deputy Chairman, Mr Ng Ah Hua Raymond. Currently, the semi-processed materials which are not further processed in-house are sold to refineries. The recovered precious metals are sold to jewellers. We market directly to the refineries and jewellers or are approached by them.

The purchase price of electronic components and products which we intend to purchase and the selling price of our recycled precious metals are determined with reference to the prices quoted on the London Mercantile Exchange, an international commodity exchange. Prices quoted on this exchange reflects the world-wide demand and supply for the precious metals traded. The average time lag between purchase and sale of recycled precious metals is approximately 5 months. Presently, we do not have a formal hedging policy with respect to our exposure to fluctuations in gold prices . We are in the process of instituting a system to determine our sales by actively hedging this gold price through the use of futures contracts. We expect this system to be in place in the near future.

INVENTORY MANAGEMENT AND PRODUCTION FACILITIES

Inventory Management

Our store handles all our incoming and outgoing inventory. Mr Ng Teck Boon, our Assistant General Manager, oversees this activity. We have warehousing facilities of 45,000 sq ft at our Singapore plant, 55,000 sq ft at our leased premises at 16 Tuas South Street 2, 35,000 sq ft at 38 Kian Teck Drive and also at all our collection centres.

Our incoming inventory are not subject to stock obsolescence, unlike other industries, as the gold and other precious metal contents in these electronic components and products remain the same over time.

Inventory management constitutes the monitoring of our incoming and outgoing "raw materials" and recovered precious metals. The recovered precious metals are kept in vaults and secured storage rooms for not more than 2 weeks before they are sold to our customers. These precious metals are fully insured through our general insurance that provides coverage to our inventory, work-in-progress and finished goods.

We perform full stock counts semi-annually. Our management will also review the stock ledger semi-annually to identify any products which have not been recycled and the reason therefor. In general, products are not recycled because the quantity of that particular product is too small. A decision will be made either by our senior management or key executive officers on whether to on-sell these products or to recycle them together with other products of similar content.

All our manufacturing facilities, stock and recovered precious metals are insured against natural disasters such as flood and fire and also against theft.

Production Facilities and Capacity

Our recycling and recovery plant is located at 65 Tech Park Crescent, Singapore, occupying a built-in area of approximately 105,000 sq ft. Currently, we are able to process approximately 15,000 tonnes per annum. However, we are unable to quantify the precious metals recovered as this would depend on the type of electronic components and products that are recycled.

RESEARCH AND DEVELOPMENT

Our Directors believe that one of our principal strengths is our ability to constantly improve our existing precious metal recovery and refinery process. To this end, we place R&D as an important priority for us.

Our R&D activities are spearheaded by our President, Mr Ng Teck Lee. He is assisted by a group of 2 engineers and 2 scientists with the relevant metallurgy experience. Our R&D department is responsible for the following:–

(i) improving existing recycling and recovery processes to increase the purity of precious metals recovered;

(ii) improving the efficiency of our recycling and recovery methods and equipment; and

(iii) ensuring that our processes are environmentally friendly.

To-date, a majority of our equipment are installed in-house with the assistance of our R&D department.

In order to broaden the perimeters of our R&D activities, we maintain relationships and exchange information with persons in relevant fields such as university professors who are chemists and engineers. These consultants bring with them relevant experience and expertise in the precious metals recovery process. Our R&D expenses incurred were approximately S$85,000, S$118,000 and S$193,000 for FY1999, FY2000 and FY2001 respectively.

STAFF TRAINING

Most of our staff training is conducted in-house by way of on-the-job training. All new staff undergo an orientation programme to familiarise them with our operations. In addition, new production staff undergo a safety briefing course conducted by our safety officer. The on-the-job training for production staff generally lasts between one to two weeks to ensure that they attain the required level of competency for their respective functions.

Our equipment suppliers conduct an initiation training for our operations staff when their equipment are first installed. We keep abreast of the latest precious metals refinery techniques and improvement technologies in the recovery process through site visits and trade exhibitions.

Since most of our staff training is conducted in-house and comprise mainly on-the-job training programmes, the amount of expenditure incurred in relation to staff training for the last three financial years, as a percentage of our revenue, has generally been insignificant.

INTELLECTUAL PROPERTY

Other than disclosed below, we do not use or own any other patents, trademarks or intellectual property which are material to our business.

We have filed trademark registrations for the following with Citiraya as the proprietor:–

Trademark	Jurisdiction of Registration	Class	Proprietor	Status
Citiraya	Singapore, European Union[1]; Brazil; the PRC; Hong Kong; Malaysia; Philippines; Thailand; Taiwan	40[2]	Citiraya	Applications filed

Notes:–

(1) European Union covers the following 18 countries namely Austria, Belgium, Denmark, Finland, France, Germany, Cyprus, Ireland, Italy, Luxembourg, Liechtenstein, Portugal, Spain, Sweden, United Kingdom, Netherlands, Monaco and Turkey.

(2) Class 40 refers to the specification of services under Class 40 of the International Classification of Goods and Services by the World Intellectual Property Organisation. Some of the services classified under this class that are relevant to our Company include the recovery of precious metals, services for the recovery of materials from waste and the chemical treatment of waste products.

MAJOR SUPPLIERS

The suppliers accounting for 5% or more of our Company's purchases during each of the past 3 financial years are set out below:–

	— Percentage of total purchases —		
Supplier	**FY1999**	**FY2000**	**FY2001**
3M	—	14.4%	21.1%
AMD	12.2%	—	1.4%
A.N.	0.3%	9.5%	24.3%
Beacon Management Inc.	7.8%	0.3%	0.4%
Huat Leck Hardware Pte Ltd	15.8%	21.8%	1.5%
IRM Industries Sdn Bhd	13.6%	1.5%	1.2%
Metal Corners	1.5%	6.8%	5.3%
Protech Inter Recycling Pte Ltd	7.4%	7.4%	1.4%
Tavella Trading Pte Ltd	—	—	8.3%

The majority of our suppliers are traders and manufacturers in the electronics industry.

The suppliers which accounted for more than 20% of our purchases in the past three years were Huat Leck Hardware Pte Ltd, A.N. and 3M.

3M

We purchase solutions and materials containing precious metals from 3M. 3M is part of the diversified 3M Company (MMM), a listed company on the New York Stock Exchange.

Huat Leck Hardware Pte Ltd ("Huat Leck")

In FY1999 and FY2000, we purchased mainly from Huat Leck Hardware Pte Ltd which was owned by one of our ex-director who is unrelated to our Directors. In FY2001, we reduced our purchases from Huat Leck as we managed to obtain better terms from other suppliers and increased our purchases from A.N. instead.

A.N.

A.N. is both our local supplier and customer of electronic components and products. They are mainly engaged in the business of trading of electronic products.

Metal Corners

Metal Corners is a company based in the Middle East. It is involved in the trading of both non-ferrous and precious metals.

None of our Directors or substantial shareholders have any interest, direct or indirect, in the above suppliers.

Credit terms granted by our suppliers range from 14 to 30 days, depending on the length of our relationship with them and the volume of business transacted.

MAJOR CUSTOMERS

The customers accounting for 5% or more of our Company's turnover during each of the past 3 financial years are listed below. Customers who are related to one another have been grouped together and treated as a single customer.

Customer	— Percentage of Total Turnover —		
	FY1999	FY2000	FY2001
Umicore	3.5%	18.3%	5.5%
A.N.	17.3%	24.9%	30.9%
Asahi	17.4%	19.0%	5.3%
PT Tarindo Unimetal Utama	29.6%	13.5%	—
Wu Chuen Import and Export	0.1%	7.0%	0.7%
Ohte	5.4%	0.3%	—
Allegemine	—	—	9.4%
Hanwa	2.7%	0.4%	7.0%

We sell our semi-processed materials to various refineries. Our major customers such as Umicore, Asahi, Allegemine and Hanwa are precious metals refineries. PT Tarindo Unimetal Utama and Wu Chuen Import and Export are traders of non-ferrous and mixed materials.

None of our Directors or substantial shareholders has any interest, direct or indirect, in any of the customers mentioned above.

Generally, we do not grant any credit terms to new customers. Transactions are made on a cash upon delivery basis. The credit terms granted to our regular customers normally range between 30 days to 60 days, unless otherwise approved by senior management. Approximately 70% of our customers are regular customers and enjoy these credit terms. We have made a provision for doubtful trade debts amounting to approximately $200,000 in FY2000. Of this amount, we have recovered approximately $17,000 in FY2001. Save as disclosed above, we have not made any other provisions for doubtful debts or experienced any bad debts for the past 3 financial years.

COMPETITION AND COMPETITIVE STRENGTHS

To the best of our Directors' knowledge, our main competitor is Handy & Harman Manufacturing (S) Pte Ltd ("H&H"). H&H is in the sole business of extracting both precious and non-precious metals from electronic waste. While there are also other companies providing services in different segments of the entire recycling process, our Directors are of the belief that we are the only company in this region providing fully integrated recycling and precious metal extraction services (starting from our own collection of electronic components and products from our suppliers, including the provision of logistics for this purpose, to the final recycling and extraction of precious metals into its powder or ingot form) for the electronics industry. Our Directors are of the view the barriers to entry into this industry are quite high, given the substantial amount of capital investment required for the setting up of a complete recycling plant.

To the best of our Directors' knowledge and believe, they are not aware of any independent published industry statistics pertaining to the market share of companies in the recycling business for the electronics industry. As such, we are unable to determine our market share in this industry.

Our Directors consider the following to be our competitive strengths:–

One-stop recycling services

As a one-stop recycling service provider, we purchase the complete electronic product as opposed to other recycling providers who only purchase or accept the relevant electronic components for recycling and extraction of precious metals. Accordingly, the companies from whom we purchase the electronic products need not dismantle these products nor do they need to source for other traders to purchase different parts of the electronic products. This helps to save time and cost and provides convenience to our suppliers.

We segregate the electronic products in-house and on-sell the parts which we do not retain for recycling such as plastics and metal scraps. Our one-stop recycling services therefore also achieves zero-landfill and is environmentally friendly.

Worldwide collection network

A consistent supply is important to the profitability of our Company's recycling operations. Besides contracting directly with global electronic manufacturers through a Procurement Agreement, we also source our supply of electronic components and products through a worldwide collection network comprising collection centres with whom we have signed Long-term Licensing and Collection Agreements. This helps us to minimise over reliance on a single geographical market and maintain a steady supply for our recycling and recovery operations over the long run. Currently, our collection network includes 3 collection centres located in Europe, 6 in Asia and 1 in South America.

Environmentally Friendly Processes

Our recycling, recovery and treatment processes all incorporate environmental protection features. We were awarded the ISO 14001 and OHSAS 18001 certifications for all our processes. Please refer to pages 52 to 53 of this Prospectus under "QC of Waste By-Products" for details of our environmental protection features.

Our protection features have 2 objectives. Firstly, we aim to minimise discharges through methods such as the re-use of chemical solutions and more efficient treatment processes through our R&D efforts. Secondly, we also ensure that all discharges comply with the discharge levels imposed by the ENV. To-date, our discharge levels are generally lower than the discharge levels imposed by the ENV.

Protection of intellectual property rights ("IPR") of our suppliers

We purchase electronic components and products from MNCs such as Nokia, Motorola, IBM, Philips and AMD. We are committed to the protection of the IPR of these MNCs. We ensure that their components and products are properly destroyed and not sold to any third parties. We practise the following safety measures in our recycling and recovery process to ensure that the electronic components and products are recycled:–

(i) representatives from the MNCs are invited to witness the crushing process and a certificate of destruction stating the date and time of destruction is issued thereafter; and

(ii) all entrances and exits of our plant and our recycling and recovery process are monitored by a 24-hour closed-circuit television to ensure security of the plant and the precious metals extracted.

Experienced management team

We have an experienced management team who is familiar with the business and whom we believe will be able to lead us forward to continued growth and profitability. Each of our founders and Executive Directors, Mr Ng Ah Hua Raymond and Mr Ng Teck Lee, have more than 10 years of hands-on experience in all aspects of our business. Believing that a strong management team is a key factor in ensuring our continued success, Mr Ng Ah Hua Raymond and Mr Ng Teck Lee have also groomed a dedicated and dynamic management team to assist them in their daily management of our business (see pages 82 to 83 of this Prospectus under "Directors, Management and Staff" for further details).

PROSPECTS AND FUTURE PLANS

PROSPECTS

According to a recent report published by Electronic Trend Publications titled "The World-wide Contract Electronics Manufacturing Services Market, Eighth Edition", the world-wide contract electronics manufacturing services (CEMS) industry will continue to grow rapidly, moving from US$103 billion in 2000 to US$250 billion in 2005. Electronic components and products manufactured are part of the tens of millions of consumer electronic products such as computers and televisions purchased world-wide. There is a huge potential for the recovery and recycling of precious metals from this pool of consumer electronic products. According to the US Environmental Protection Agency ("EPA"), in 1997 alone, more than 3.2 million tonnes of these used electronic consumer products ended up in US landfills[1].

According to data from a survey titled "Electronic Product Recovery and Recycling (EPR2) Baseline Report" published by the National Safety Council and sponsored by the US Environmental Protection Agency in May 1999, the total volume of electronic products recycled in 1998 was approximately 275 million pounds (9.7 million units). In addition, there were approximately 33 million pounds of electronic parts, subassemblies and materials recycled. The number of personal computers being recycled has been increasing significantly and is expected to reach approximately 60 million units a year within the next 5 years.

Many countries are beginning to recognise the importance of recycling and the need to protect our environment. Increasingly, governments around the world are adopting regulations relating to environment protection as recommended by the United Nations Environment Programme (UNEP). These regulations promote and encourage recycling activities, which in turn will reduce the need for the mining of limited resources, hence protecting the global environment. These developments are positive for the electronic components and products recycling industry.

Our Directors are optimistic of the prospects for the electronic components and products recycling industry based on the outlook and trends mentioned above.

FUTURE PLANS

To remain competitive and to take advantage of the growing trend towards being environmentally friendly and the growth in the recycling industry, we intend to adopt the following strategies and future plans:–

To set up new recycling plants overseas

Our plant at 65 Tech Park Crescent is our Company's only recycling facility. As toxic chemical waste which contain precious metals cannot be exported under the Basel Convention, there is a demand for our treatment processes overseas. We plan to set up recycling plants overseas to meet this demand. Additionally, as the volume of electronic components and products collected from our overseas collection centres increases, these overseas plants would also reduce reliance on our Singapore plant and cut down operating expenses, especially shipping costs.

Malaysia and the PRC

Currently, we have collection centres in Malaysia and the PRC. We and these collection centres and other potential joint venture partners are in the process of jointly negotiating with the government authorities for all the relevant approvals to set up recovery and recycling operations in these countries. Upon receipt of the relevant approvals, we should be able to set up our recovery and recycling operations in approximately 3 to 9 months.

---

[1] "Exporting Harm - The High-Tech Trashing of Asia", a report prepared by The Basel Action Network and Silicon Valley Toxics Coalition dated 25 February 2002.

Taiwan

Currently, Citiraya (Taiwan) is our associated company and performs the crushing and segregation functions of the recovery and recycling processes. Citiraya (Taiwan) is in the process of negotiating with the Taiwanese government authorities for additional approvals to include the other functions of the whole recycling process such as precious metals extractions to enable Citiraya (Taiwan) to possess the same capability of undertaking the entire recycling functions as that of our Singapore plant. Subject to successful negotiations with the current shareholders of Citiraya (Taiwan), we also intend to increase our shareholdings in Citiraya (Taiwan) and further participate in the expected growth of the Taiwanese market.

We will make the necessary MASNET announcements at the appropriate time upon receipt of relevant material approvals from the authorities with respect to the above. We intend to utilise approximately S$11.0 million of the net proceeds of the Invitation for the above overseas expansion purposes.

To set up new collection centres overseas

As there is a world-wide supply of electronic components and products, there are ample opportunities for purchase of these electronic components and products. We intend to set up collection centres in other countries when it is economically viable.

Our Directors are exploring the possibility of setting up an overseas collection centre in Saudi Arabia. Currently, we are purchasing electronic components and products from manufacturers in Saudi Arabia through a trader.

As we set up more collection centres overseas and increase our presence world-wide, we also continue to be able to serve the MNCs globally.

To constantly ensure the efficiency of and improve our recycling and recovery process

With the improvement of technology, the content and composition of precious metals in electronic components and products are subject to continuous change in order to increase their performance and lower production costs. We constantly modify our recycling and recovery process to ensure that we continue to efficiently extract precious metals from the electronic components and products. For example, we have improved our chemical recycling process by minimising copper deposits during the chemical recycling process.

We continually seek to improve our recycling and recovery processes by upgrading and improving our existing equipment and machinery. We also acquire new technologies and machinery from time to time. For example, we had in 2000 upgraded our facilities by installing our current plant in Singapore. Since then, we had gradually automated and refined our processes such as the addition of air purification systems. We intend to use $0.7 million of the proceeds of the Invitation to purchase machinery and equipment to improve our recycling and recovery process and increase capacity.

To increase R&D in order to remain competitive

To remain competitive and to be at the forefront of the recycling and processing business, we will continue to commit our resources in R&D both internally and also in collaboration with persons in relevant fields (see page 55 of this Prospectus under "Research and Development" for further details). Our R&D team is constantly experimenting on the use of alternative chemicals or re-designing equipment and machinery to improve our recycling and recovery process. Our existing plant which is mainly designed by our R&D team was installed in 2000 as a result of our successful R&D.

GOVERNMENT REGULATIONS

We are subject to all relevant laws and regulations of Singapore where our business operations are based. In particular, we are subject to environmental regulations imposed by the ENV in Singapore. To-date, we have not had any violations amounting to fines imposed with regard to all our relevant permits and licenses issued from the government for our operations. Some of the licences which we have obtained from the ENV are as follows:–

Type of licence	Regulation licence is issued under	Act licence is pursuant to
Toxic Industrial Waste Collector (no: EL-C-01-054X-000)	The Environmental Public Health (Toxic Industrial Waste) Regulations 1988	Environmental Public Health Act
General Waste Collector (Class A) (no: EL-C-98-104X-000)	The Environmental Public Health (General Waste Collection) Regulations 1999	Environmental Public Health Act
Permit to store and use hazardous substances (no: C0474P0005)	The Environmental Pollution Control (Hazardous Substances) Regulations	Environmental Pollution Control Act

All our licenses are automatically renewed by the ENV on an annual basis. We have not encountered problems in the renewal of our licenses from the ENV since we first obtained our licenses.

We identify the main laws and regulations that affect our operations and the relevant regulatory bodies, which are as follows:–

1. ENVIRONMENTAL POLLUTION CONTROL ACT (ACT 9 OF 1999)

The Environmental Pollution Control Act (the "EPCA") which came into operation on 1 April 1999 consolidates the previously separate laws on air, water and noise pollution, and hazardous substance control. The EPCA repealed the Clean Air Act and Part II of the Poisons List of the Poisons Act, and incorporated certain parts of the Water Pollution Control and Drainage Act and the Environmental Public Health Act. The regulations made under these laws pertaining to environmental pollution control have also been transferred to the EPCA.

Air pollution control

Under the EPCA and the Environmental Pollution Control (Air Impurities) Regulations 2000 ("AIRS"), industrial and trade premises are not allowed to emit air impurities (such as smoke, gases, fumes and odours) in excess of the emission standards set by the AIRS.

To comply with the emission standards set by the AIRS, all exhaust gases from the incineration stage of our mechanical recycling process are passed through a combustion chamber for further combustion into non-toxic gases. The discharge level is monitored by a 24-hour online control system.

Water pollution control

Under the EPCA and the Environmental Pollution Control (Trade Effluent) Regulations 1999, industrial waste water must be treated to specified standards before discharge into a sewer or water course (if the public sewer is not available). Written permission must be obtained from the Pollution Control Department ("PCD") in order to discharge any trade effluent (i.e. any liquid produced in the course of or is the waste of any trade, business or manufacture or of any building) directly into the public sewer for which a tariff is payable.

We are licensed by the PCD under the Environmental Public Health (Toxic Industrial Waste) Regulations to collect the following:–

(a) plating solution (cyanide and non-cyanide based) containing gold, silver, platinum and palladium;

(b) acid based stripping solution — hydrochloric acid and nitric acid;

(c) tin or lead solder waste; and

(d) sludge containing:–

  (i) precious metals — gold, silver, platinum and palladium; and

  (ii) non-ferrous metals — copper, nickel, and zinc.

Toxic fumes are passed through the acid or cyanide fume scrubber to remove the acid and cyanide before discharge. Our waste water treatment plant neutralises acids used during our processes.

Hazardous substances control

The control of hazardous substances is governed by the EPCA and the Environmental Pollution Control (Hazardous Substances) Regulations 1999. A licence is required to import, sell, export, purchase, store and/or use any hazardous substance controlled under the EPCA. A permit is required to purchase, store and/or use hazardous substances controlled under the Environmental Pollution Control (Hazardous Substances) Regulations. Certain chemicals used in the laboratories of our Company for the purpose of analysis and for metal recovery are hazardous substances controlled under the EPCA. Our Company, through our employee representative(s), holds the necessary licences issued by the PCD which has to be renewed annually to enable us to purchase, store and sell these chemicals.

2. ENVIRONMENTAL PUBLIC HEALTH ACT (CAP. 95)

Toxic industrial waste control

The management of toxic industrial waste is governed by the Environmental Public Health Act and the Environmental Public Health (Toxic Industrial Waste) Regulations ("TIWR") which are administered and enforced by the PCD. The TIWR regulates the import, sale, supply, receipt, transport, treatment and disposal of wastes listed in the TIWR. Through our recycling process, our Company generates wastes that are regulated under the TIWR. To comply with the TIWR, our Company is a licensed toxic waste collector licensed under the TIWR to collect, transport and treat or incinerate the following materials in accordance with the TIWR:–

(a) plating solution (cyanide and non-cyanide based) containing gold, silver, platinum and palladium;

(b) acid based stripping solution — hydrochloric acid and nitric acid;

(c) tin or lead solder waste; and

(d) sludge containing:–

  (i) precious metals — gold, silver, platinum and palladium; and

  (ii) non-ferrous metals — copper, nickel, and zinc.

General Waste

The management of general waste is governed by the Environmental Public Health Act and the Environmental Public Health (General Waste) Regulations ("GWR"). In addition, there is also a Code of Practice for licensed general waste collectors to adhere to. This Code of Practice provides guidelines on what is good practice in the waste collection business.

Our Company has a General Waste Collector (Class A) licence which allows us to collect or transport general waste which includes unwanted electrical appliances, carton boxes, ferrous and non-ferrous metals. This licence is valid for a period of one year from its date of issue and has to be renewed annually.

3. FACTORIES ACT (CAP. 104)

Premises used as factories are required to be registered under the Factories Act. The Department of Industrial Safety of the Ministry of Manpower is responsible for the registration of factories. Applications for registration must be made to the Chief Inspector of Factories at least one month before the operation of a factory. The Chief Inspector of Factories will issue a certificate of registration to the occupier on being satisfied that the premises are suitable for use as a factory. The certificate of registration is valid for a period of one year from its date of issue and may be renewed on payment of the prescribed fees. If the premises have become unfit for occupation as a factory, the Chief Inspector of Factories may issue a notice to the occupier to comply with such requirements as may be specified in the notice. If the occupier fails to comply with the requirements in the notice, the registration of the factory may be revoked.

Our Company's factory at 65 Tech Park Crescent is registered under the Factories Act. The certificate of registration issued by the Chief Inspector of Factories to us is valid for a period of one year from its date of issue. This certificate is renewable annually upon payment of the prescribed fees.

Besides providing for the registration of factories, the Factories Act also lays down the standards which must be observed for the safety, health and welfare of persons employed in a factory and the penalties for contravening or failing to comply with the standards. The Department of Industrial Safety of the Ministry of Manpower is responsible for administering and enforcing the standards.

4. THE BASEL CONVENTION ON THE CONTROL OF TRANSBOUNDARY MOVEMENTS OF HAZARDOUS WASTES AND THEIR DISPOSAL (THE "BASEL CONVENTION")

The Basel Convention was adopted in Basel, Switzerland on 22 March 1989 and entered into force on 5 May 1992. It was initiated in response to numerous international scandals regarding hazardous waste trafficking that began to occur in the late 1980s. The central goal of the Basel Convention is to protect human health and the environment by minimising hazardous waste production whenever possible. This goal involves means addressing the issue through an "integrated life-cycle approach", which involves strong controls from the generation of a hazardous waste to its storage, transport, treatment, reuse, recycling, recovery and final disposal. The Basel Convention contains specific provisions for the monitoring of implementation and compliance. A number of articles in the Convention oblige Parties (national governments which have acceded to the Convention) to take appropriate measures to implement and enforce its provisions, including measures to prevent and punish conduct in contravention of the Convention. Singapore acceded to the Basel Convention on 2 January 1996.

Currently, Brazil, Malaysia and India are all parties to the Basel Convention. As such, our collection centres in these countries will also have to abide by the rules laid down by this convention.

INTERESTED PERSONS TRANSACTIONS

PAST INTERESTED PERSONS TRANSACTIONS

Save as disclosed below, none of our Directors, substantial shareholders or Executive Officers has any interest in any material transactions undertaken by our Company in the past three years ended 31 December 2001.

Transactions with Techno Solar (S) Pte Ltd ("Techno Solar")

Our President and substantial shareholder, Mr Ng Teck Lee, is a director and 1% shareholder of Techno Solar. The other shareholders are unrelated third parties. Techno Solar is engaged in the business of trading in crushed electronic components and products.

Citiraya supplied semi-processed electronic components and products to Techno Solar. The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	719	—
% of Company turnover	—	2.53	—
% of Company NTA	—	8.25	—

Citiraya purchased electronic components and products from Techno Solar. The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	15	1,140	—
% of Company purchases	0.08	3.98	—
% of Company NTA	0.43	13.09	—

The above transactions were conducted on arms' length basis and on normal commercial terms which we transact with other unrelated third parties.

We have ceased all such transactions with Techno Solar since FY2001 and do not intend to have any future transactions with Techno Solar. Our Executive Directors and substantial shareholders Messrs Ng Ah Hua Raymond and Ng Teck Lee had on 28 April 2000 acquired all the issued and paid-up capital of Techno Solar. Techno Solar was a party to 2 contracts for the supply of electronic components and products from 2 Japanese companies. Collectively, the aggregate value of electronic components and products supplied under these 2 contracts was approximate $1 million per annum. These 2 contracts were transferred from Techno Solar to Citiraya free of charge. Thereafter, Techno Solar was dormant and is currently being wound up.

Transactions with NTL

NTL is a sole proprietorship of Mr Ng Teck Lee, our President and substantial shareholder. NTL was engaged in the trading of scrap materials. Since 1998, Citiraya had gradually taken over the business of NTL free of charge. NTL has ceased operations since 1999 and was deregistered on 14 August 2001.

Transactions with NTH

NTH is a company wholly-owned by our CEO cum Deputy Chairman and substantial shareholder, Mr Ng Ah Hua Raymond and his spouse, Madam Ng Sok Eng. NTH was engaged in the trading of scrap materials. Since 1998, Citiraya had gradually taken over the business of NTH. The total consideration paid by Citiraya for NTH's stocks was $1,421,615, based on the then book value.

Citiraya sold electronic components and products to NTH. The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	450	—
% of Company turnover	—	1.58	—
% of Company NTA	—	5.17	—

Citiraya purchased electronic components and products from NTH. The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	1,422	—
% of Company purchases	—	4.97	—
% of Company NTA	—	16.33	—

The above transactions were conducted on arms' length basis and on normal commercial terms which we transact with other unrelated third parties.

NTH has ceased operations since October 2000 and will be wound up.

Transactions with Hua Ngen Building Materials Pte Ltd ("Hua Ngen")

Hua Ngen is 50% and 25% owned by our CEO cum Deputy Chairman and substantial shareholder, Mr Ng Ah Hua Raymond, and our non-executive Director and shareholder Mr Lai Wee Ngen William, respectively. The remaining 25% is owned by Mr Lai Wee Ngen William's brother. Hua Ngen is engaged in the trading of building materials. In FY2001, Citiraya had sold a batch of building materials to Hua Ngen for a consideration of $847,000 which is equivalent to its market value. This sale was a one-off transaction with Hua Ngen.

Citiraya sold electronic components and products to Hua Ngen. The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	—	789
% of Company turnover	—	—	1.78
% of Company NTA	—	—	7.11

Citiraya purchased electronic components and products from Hua Ngen. The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	—	400
% of Company purchases	—	—	1.25
% of Company NTA	—	—	3.60

The above transactions were conducted on arms' length basis and on normal commercial terms which we transact with other unrelated third parties.

All future transactions with Hua Ngen will be conducted at arms' length and based on market rates. These transactions will be reviewed by our Audit Committee in accordance with the procedures and guidelines for interested persons transactions set out on pages 75 and 76 of this Prospectus.

Transactions with Electronics & Computer Superstore Pte Ltd ("E&C")

E&C is engaged in the trading of second-hand home electronic appliances. Our CEO cum Deputy Chairman and substantial shareholder, Mr Ng Ah Hua Raymond, owned 50% of E&C and was also a director of E&C. The other shareholder of E&C is an unrelated third party. Mr Ng Ah Hua Raymond had on 15 April 2002 disposed of his shareholdings to this unrelated third party shareholder and resigned as director of E&C on 16 April 2002.

From time to time, Citiraya sold electronic appliances to E&C pursuant to its trading activities. The value of the transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	7	—
% of Company turnover	—	0.02	—
% of Company NTA	—	0.08	—

The above transactions were conducted on arms' length basis and on normal commercial terms which we transact with other unrelated third parties.

We expect to continue our transactions with E&C in the future. However any future transactions will not be interested party transactions as Mr Ng Ah Hua Raymond no longer holds any shares or directorship in E&C.

Transactions with Citiraya (Brazil)

Citiraya (Brazil) is a collection centre for our Company's supply of electronic components and products. Our President and substantial shareholder, Mr Ng Teck Lee, owns 60% of the shareholdings of Citiraya (Brazil). He is also a director of Citiraya (Brazil).

The value of the purchases from Citiraya (Brazil) for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	149	354
% of Company purchases	—	0.52	1.11
% of Company NTA	—	1.71	3.19

The above transactions were conducted on arms' length basis and on normal commercial terms which we transact with other unrelated third parties.

We intend to continue our business relationship with Citiraya (Brazil) on commercial terms and on arms' length basis such that the terms and prices will not be less favourable than if they were transacted with a third party and the parties shall not be disadvantaged in any other way. We have obtained a shareholder's mandate for future transactions with Citiraya (Brazil). This mandate is subject to yearly renewal by shareholders. For further details of the mandate, please refer to pages 73 and 74 of this Prospectus.

Transactions with Citiraya (India)

Citiraya (India) was a collection centre for our Company's supply of electronic components and products. Our President and substantial shareholder Mr Ng Teck Lee is a director of Citiraya (India).

Citiraya sold electronic components and products to Citiraya (India). The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	121	325
% of Company turnover	—	0.43	0.73
% of Company NTA	—	1.39	2.93

Citiraya purchased electronic components and products from Citiraya (India). The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	—	317
% of Company purchases	—	—	1.00
% of Company NTA	—	—	2.86

The above transactions were conducted on arms' length basis and on normal commercial terms which we transact with other unrelated third parties.

Mr Ng Teck Lee had, on 26 March 2002, resigned as director of Citiraya (India). Citiraya (India) was wound up in April 2002.

Transactions with Citiraya (USA)

Citiraya (USA) was a collection centre for our Company's supply of electronic components and products. Our President and substantial shareholder Mr Ng Teck Lee had a 50% interest in Citiraya (USA). The other shareholder of Citiraya (USA) is an unrelated third party. Mr Ng Teck Lee was also a director of Citiraya (USA).

Citiraya sold electronic components and products to Citiraya (USA). The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	934	592	400
% of Company turnover	4.49	2.08	0.90
% of Company NTA	27.01	6.80	3.60

Citiraya purchased electronic components and products from Citiraya (USA). The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	405	—	—
% of Company purchases	2.13	—	—
% of Company NTA	11.71	—	—

The above transactions were conducted on arms' length basis and on normal commercial terms which we transact with other unrelated third parties.

Citiraya (USA) was wound up in FY2001.

Transactions with Citiraya (Malaysia)

Citiraya (Malaysia) is a collection centre for our Company's supply of electronic components and products. Our President and substantial shareholder Mr Ng Teck Lee has a 50% interest in Citiraya (Malaysia). The other shareholder of Citiraya (Malaysia) is an unrelated third party.

Citiraya purchased electronic components and products from Citiraya (Malaysia). The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	3	349	110
% of Company purchases	0.02	1.22	0.35
% of Company NTA	0.09	4.01	0.99

The above transactions were conducted on arms' length basis and on normal commercial terms which we transact with unrelated third parties.

We do not intend to have any further transactions with Citiraya (Malaysia) which will be wound up.

Transactions with Citiraya (Taiwan)

Citiraya (Taiwan) is a collection centre for our Company's supply of electronic components and products. Our CEO cum Deputy Chairman, Mr Ng Ah Hua Raymond, had a 22.5% interest in Citiraya (Taiwan). The other shareholders of Citiraya (Taiwan) are unrelated third parties. Mr Ng Ah Hua Raymond disposed of his 22.5% interest in Citiraya (Taiwan) on 13 December 2001 to our Company at a cash consideration of $2.33 million which is based on the cost of investment.

In FY2000, Citiraya had sold plant and equipment to Citiraya (Taiwan) at a net proceed of $2,692,904. This consideration for the sale was on a willing-buy-willing-seller basis, taking into account the earnings potential that could be derived by Citiraya (Taiwan) from this plant and equipment. This sale was a one-off transaction with Citiraya (Taiwan).

Future transactions with Citiraya (Taiwan) will no longer be classified as interested persons transactions because the interested person, our CEO cum Deputy Chairman, Mr Ng Ah Hua Raymond, has disposed of his entire stake in Citiraya (Taiwan).

Transactions with Citiraya Holdings

Citiraya Holdings is 50% owned by each of our Executive Directors and substantial shareholders Messrs Ng Ah Hua Raymond and Mr Ng Teck Lee. Citiraya Holdings is the registered owner of the building and land at 16 Tuas South Street 2 Singapore 637786 (the "Property"). The building, with a built-in area of approximately 55,000 sq ft, is currently being leased by Citiraya as a warehouse. The rental amounts paid to Citiraya Holdings for the past 3 financial years ended 31 December 2001 are as follows:–

	FY1999	FY2000	FY2001
Rental paid	—	—	S$660,000
% of Company's turnover	—	—	1.49
% of Company's NTA	—	—	5.94

Under the latest lease agreement, the Property is leased for a period of three years commencing 1 January 2001 at a monthly rental of S$55,000, based on market rate indicated by property agents.

We intend to renew the current lease upon expiry on commercial terms and on arms' length basis such that the terms will not be less favourable compared to what our Company would obtain from any third party landlords. Such terms will also be subject to the review and approval of our Audit Committee. We have obtained a shareholder's mandate for future lease transactions with Citiraya Holdings. This mandate is subject to yearly renewal by shareholders. For further details of this mandate, please see pages 73 and 74 of this Prospectus.

Transactions with Ubin Lagoon Resort Pte Ltd ("Ubin Resort") and Ponggol Marina Pte Ltd ("Ponggol Marina")

(a) Ubin Resort is a company wholly-owned by Ponggol Marina which is in turn wholly-owned by North Shore Marina Pte Ltd. Our CEO cum Deputy Chairman and substantial shareholder Mr Ng Ah Hua Raymond and our non-executive director and shareholder Mr Lai Wee Ngen William own 36.75% and 26.5% of North Shore Marina Pte Ltd respectively. The other shareholders are unrelated third parties. Ubin Resort is engaged in the business of managing holiday resorts on the island of Pulau Ubin. From time to time, Ubin Resort rents its chalets to Citiraya for the recreational purposes of its employees. The value of these transactions for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	4	11
% of Company turnover	—	0.01	0.02
% of Company NTA	—	0.05	0.10

The above transactions were conducted on arms' length basis and on normal commercial terms which Ubin Resort offers to other unrelated third parties.

All future interested persons transactions with Ubin Resort will be conducted at arms' length and based on market rates, and will be reviewed by our Audit Committee in accordance with the procedures and guidelines for interested persons transactions set out on pages 75 and 76 of this Prospectus.

(b) Citiraya purchased corporate club memberships from Ponggol Marina at a consideration of S$1,012,748 in FY1999. We have disposed of these club memberships in FY2000.

The value of the transactions between Ponggol Marina and Citiraya for the past 3 financial years ended 31 December 2001 are set out below:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	3	—	9
% of Company turnover	0.01	—	0.02
% of Company NTA	0.09	—	0.08

The above transactions were conducted on arms' length basis and on normal commercial terms which Ponggol Marina charges to other unrelated third parties. Citiraya patronises the club from time to time. All future interested persons transactions with Ponggol Marina will be conducted at arms' length and based on market rates, and will be reviewed by our Audit Committee in accordance with the procedures and guidelines for interested persons transactions set out on pages 75 and 76 of this Prospectus.

Transactions with Align Technologies Pte Ltd ("Align")

Align is a company in the business of distributing IT hardware products and providing IT support services. It is owned by a sibling of Ms Seow Siew Lan, our Executive Director. Align had in the past provided IT support services and sold hardware such as computers and printers to our Company from time to time.

The aggregate amount of IT support services and supplies of hardware paid to Align for the last three financial years ended 31 December 2001 are as follows:–

	FY1999	FY2000	FY2001
Value of transactions (S$'000)	—	101	85

The above transactions were conducted on arms' length basis and on normal commercial terms which we transact with other unrelated third parties.

All future interested persons transactions with Align will be conducted at arms' length and based on market rates, and will be reviewed by our Audit Committee in accordance with the procedures and guidelines for interested persons transactions set out on pages 75 and 76 of this Prospectus.

Transactions with Citiraya (UK)

Citiraya (UK) is a collection centre for our Company's supply of electronic components and products. Our President and substantial shareholder Mr Ng Teck Lee is a director and 45% shareholder of Citiraya (UK).

Citiraya had in May 2001 provided advances to Citiraya (UK) for the initial setup of their office. The amount outstanding as at 31 December 2001 was approximately S$152,000. These advances were interest-free, unsecured and had no fixed terms of repayments and have since been repaid as at the date of this Prospectus.

Although we have not purchased electronic components and products from Citiraya (UK), we may do so in the future. For this purpose, we have sought a shareholder's mandate. This mandate is subject to annual renewal by shareholders. For more details on the shareholder's mandate, please refer to pages 73 and 74 of the Prospectus.

Transactions with Maritrans Corporation Pte Ltd ("Maritrans")

Maritrans is 50% owned by our CEO cum Deputy Chairman and substantial shareholder, Mr Ng Ah Hua Raymond. The other 50% is owned by an unrelated third party. Maritrans is in the business of property management and investments in Singapore. Our Company had in the past provided loans to Maritrans. The amount outstanding as at 31 December 2001 was approximately S$100,000. These loans were interest-free, unsecured and had no fixed terms of repayments and have since been repaid as at the date of this Prospectus.

Transactions with our Directors and shareholders

(a) Advances from Directors

Our Company had in the past received advances from our Executive Directors, Messrs Ng Ah Hua Raymond and Ng Teck Lee, to finance our business activities. These advances were interest-free, unsecured and had no fixed terms of repayments.

The amount due to Directors as at the end of the last three financial years ended 31 December 2001 were as follows:–

	FY1999	FY2000	FY2001
Amount owing to Directors (S$'000)	7,863	9,990	14,791
% of total liabilities	28	25	30

All advances owing to our Directors have been repaid as at the date of this Prospectus.

(b) Advances to shareholders

Mr Ng Teck Boon, our Executive Officer, had in the past received loans from our Company. The amount outstanding as at 31 December 2001 was approximately S$65,000. These advances were interest-free, unsecured and had no fixed terms of repayments and have since been repaid as at the date of this Prospectus.

(c) Provision of legal services by William Lai & Alan Wong

Mr Lai Wee Ngen William, who is a practising Advocate and Solicitor in Singapore and partner of William Lai & Alan Wong, is also a non-executive Director and shareholder (post-Invitation shareholding of 3.2%) of our Company. William Lai & Alan Wong provides professional legal services and corporate secretarial services to our Company from time to time.

The aggregate amount of professional fees paid to William Lai & Alan Wong for the last three financial years ended 31 December 2001 are as follows:–

	FY1999	**FY2000**	**FY2001**
Professional Fees paid (S$)	26,000	8,000	4,000

The above transactions were conducted on arms' length basis and on normal commercial terms which William Lai & Alan Wong charges to other unrelated third parties.

Our Company may continue to engage the legal services of William Lai & Alan Wong as and when the need arises. Our transactions will be based on normal commercial terms and will be subject to the review of the Audit Committee in accordance with the requirements of Chapter 9 of the Listing Manual.

In view of his position in William Lai & Alan Wong, Mr Lai Wee Ngen William will abstain and refrain from making any recommendations with regard to voting on any matters or disputes arising in the future involving William Lai & Alan Wong.

(d) Provision of audit and taxation services by G S Tan & Co and Management and Corporate Services Pte Ltd ("MCS")

Mr Tan Gim Soo, who is the proprietor of G S Tan & Co, is our independent Director. His spouse is a director of MCS. G S Tan & Co had provided audit, taxation and other professional services and MCS had provided company secretarial and other professional services to our Company from time to time.

The aggregate amount of audit, taxation, company secretarial and other professional fees paid to G S Tan & Co and MCS respectively for the last three financial years ended 31 December 2001 are as follows:–

	FY1999	**FY2000**	**FY2001**
Audit, taxation and other professional fees paid to G S Tan & Co (S$)	13,500	6,800	5,700
Secretarial and other professional fees paid to MCS (S$)	600	2,500	14,200

The above transactions were conducted on arms' length basis and on normal commercial terms which G S Tan & Co and MCS charge to other unrelated third parties.

We do not intend to enter into any further transactions with G S Tan & Co and MCS.

SHAREHOLDERS' MANDATE

Chapter 9A of the Listing Manual (replaced by chapter 9 of the new Listing Manual with effect from 1 July 2002) applies to transactions which a listed company or any of its subsidiaries or target associated companies (other than a subsidiary or target associated company that is listed on a foreign stock exchange) proposes to enter into with an interested person of the listed company.

An "interested person" is defined to mean a director, chief executive officer or substantial shareholder of the listed issuer or an associate of any such director, chief executive officer or substantial shareholder.

Under Chapter 9A of the Listing Manual, a listed company may seek shareholders' mandate for recurrent transactions of a revenue or trading nature or those necessary for its day to day operations, which may be carried out with the listed company's interested persons, as defined by the Listing Manual ("Interested Persons"), but not for the purchase or sale of assets, undertakings or businesses.

Our Directors envisage that our Company, in the ordinary course of business, may enter into interested persons transactions, as defined by the Listing Manual (the "Interested Persons Transactions"), with the following:–

(i) Hua Ngen;

(ii) Citiraya (Brazil);

(iii) Citiraya Holdings;

(iv) Ubin Resort;

(v) Ponggol Marina;

(vi) Align; and

(vii) William Lai & Alan Wong.

In addition, our Company will begin transacting with Citiraya (UK) as a collection centre for the purchase of electronic components and products. Our President and substantial shareholder, Mr Ng Teck Lee, is a director and 45% shareholder of Citiraya (UK). Mr Ng Teck Lee also intends to acquire 25% shareholdings in Citiraya (Italy) in the future. Citiraya (Italy) is a collection centre for our Company's supply of electronic components and products. Currently, it is 100% owned by third party shareholders. In the event that he does so, transactions with Citiraya (Italy) will be Interested Persons Transactions.

We are not seeking a shareholder's mandate in relation to Interested Persons Transactions with Hua Ngen, Ubin Resort, Ponggol Marina, Align and William Lai & Alan Wong as we do not expect them to be material. Our Directors believe that together with the provisions in Chapter 9 of the Listing Manual and the procedures set out below, there are adequate safeguards in place to address all future Interested Persons Transactions.

Due to the time-sensitive factor and commercial reasons, our Directors have sought and obtained approval from the shareholders of our Company on 13 June 2002 and 24 June 2002 (for Citiraya (Italy)) (the "Shareholders' Mandate") for the following 4 categories of Interested Persons Transactions ("Possible Continuing IPTs") which are expected to recur in our ordinary course of business, provided that such transactions are made at arm's length and on normal terms. For details on the nature of these Possible Continuing IPTs, please refer to pages 65 to 72 under "Past Interested Persons Transactions" in this Prospectus.

(i) Interested Persons Transactions with Citiraya (Brazil);

(ii) Interested Persons Transactions with Citiraya (Italy);

(iii) Interested Persons Transactions with Citiraya Holdings; and

(iv) Interested Persons Transactions with Citiraya (UK).

The Possible Continuing IPTs will be subject to the review procedures set out in the section "Review Procedures for Future Interested Persons Transactions" in this Prospectus. Transactions which do not fall within the ambit of the Shareholders' Mandate shall be subject to the relevant provisions of the Listing Manual.

The Shareholders' Mandate takes effect from the date of the passing of the resolutions until the next annual general meeting of our Company. Thereafter, approval from the shareholders of our Company for a renewal of the Shareholders' Mandate will be sought at each subsequent annual general meeting of our Company. New investors who subscribe for our Shares are deemed to have approved of the Possible Continuing IPTs that are covered by the Shareholders' Mandate.

Classes of Interested Persons

The Shareholders' Mandate will apply to the Possible Continuing IPTs which are carried out with the following class of Interested Persons:–

(a) Mr Ng Ah Hua Raymond;

(b) Mr Ng Teck Lee; and

(c) Messrs Ng Ah Hua Raymond and Ng Teck Lee's associates, as defined under the Listing Manual to include (i) their immediate family, (ii) the trustee of any trust of which any of them or any of their immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and (iii) any company in which any of them and any of their immediate family together (directly or indirectly) have an interest of 25% or more. For purposes of the Shareholders' Mandate in relation to the abovementioned transactions with our Company and for the avoidance of doubt, Messrs Ng Ah Hua Raymond and Ng Teck Lee's associate is Citiraya (Brazil), Citiraya Holdings, Citiraya (UK) and Citiraya (Italy) in the event that Mr Ng Teck Lee acquires any shareholdings in Citiraya (Italy).

Benefits to Shareholders

The Shareholders' Mandate and the renewal of the Shareholders' Mandate, in respect of the Possible Continuing IPTs on an annual basis, eliminates the need to convene separate general meetings from time to time to seek shareholders' approval as and when the need to enter or renew the transactions with Interested Persons arises, thereby reducing substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to us.

The Shareholders' Mandate is intended to facilitate transactions contemplated therein which are entered into in our normal course of business, and which are transacted from time to time with the Interested Persons, provided that they are carried out at arm's length and on normal commercial terms and are not prejudicial to shareholders.

Disclosure will be made in our annual report of the aggregate value of such transactions covered by the Shareholders' Mandate during the financial year reported thereon, and in the annual reports for the subsequent financial years during which the Shareholders' Mandate is in force.

Our internal control procedures will ensure that the transactions covered by the Shareholders' Mandate are conducted on an arm's length basis and on normal commercial terms in accordance with our guidelines listed in the "Review Procedures for Future Interested Persons Transactions" section. Our Audit Committee will during its periodic review carry out ratification of records for these transactions to ensure that they comply with the internal control procedures. The review includes the examination of the nature of the transactions and the supporting documents or such other data deemed necessary by the Audit Committee.

REVIEW PROCEDURES FOR FUTURE INTERESTED PERSONS TRANSACTIONS

All future Interested Persons Transactions will be properly documented and submitted to our Audit Committee for half-yearly review to ensure that they are carried out on normal commercial terms and are not prejudicial to the interests of our shareholders. During its half-yearly review or such other review deemed necessary by our Audit Committee, our Audit Committee will carry out review of records of all Interested Persons Transactions. The review includes the examination of the nature of the transaction and its supporting documents. If any member of our Audit Committee has an interest in a transaction, he will abstain from participating in the review and approval process in relation to that transaction.

During its half-yearly review or such other review deemed necessary by our Audit Committee, our Audit Committee will carry out review of records of Interested Persons Transactions (including the examination of the nature of each Interested Persons Transaction and its supporting documents) as follows:–

(i) All Interested Persons Transactions above S$50,000 are to be approved by a Director (who shall not be an Interested Person to such Interested Persons Transaction). Any sale or purchase contracts to be made with an Interested Person shall not be approved unless the pricing is (a) determined in accordance with our usual business practices and policies; (b) consistent with the usual margin given or received or price received or paid by us for the same or substantially similar type of transactions between us and unrelated parties; and (c) the terms of which are no more favourable to the Interested Persons than those extended to or received from unrelated parties.

    With respect to the transactions with Citiraya Holdings for the lease of the Property, the lease agreements will not be approved unless the terms of the lease are not less favourable compared to what our Company would obtain from any third party landlords. Rentals shall be negotiated based on prevailing market rates comparable to the rental rates applied in the same area.

    For other Interested Persons Transactions which are not for the purchase of electronic components and products, these transactions shall not be approved unless the terms are no more favourable to the Interested Persons than those extended to or received from unrelated parties.

    For the purposes above, where applicable, contracts for the same or substantially similar type of transactions entered into between us and unrelated parties will be used as a basis of comparison in determining whether the price and terms offered to or received from an Interested Person are no more favourable than those extended to or received from unrelated parties.

    Further, if any of our Directors is an Interested Person to any Interested Persons Transaction, such Director will not be consulted in the selection process and will not be given the quotes received or given to other unrelated supplies or customers respectively.

(ii) In addition, our Audit Committee will monitor the Interested Persons Transactions entered into by us, categorising each Interested Persons Transaction as follows:–

    (a) Category 1: being an Interested Persons Transaction where the value thereof is in excess of 5% of the NTA of our Company; and

    (b) Category 2: being an Interested Persons Transaction where the value thereof is below or equal to 5% of the NTA of our Company.

    All Category 1 Interested Persons Transaction shall be approved by the Audit Committee prior to entry whereas Category 2 Interested Persons Transactions need not require the approval of our Audit Committee but shall be subject to the half-yearly review of our Audit Committee.

If any member of our Audit Committee has an interest in a transaction, he will abstain from participating in the review and approval process in relation to that transaction.

We will comply with the provisions in Chapter 9A of the Listing Manual (Chapter 9 of the new Listing Manual effective 1 July 2002) in respect of all future Interested Persons Transactions, and if required under the Listing Manual or the Act, we will seek our shareholders' approval for such transactions.



POTENTIAL CONFLICTS OF INTERESTS

Save as disclosed in "Interested Persons Transactions" above, during the last 3 financial years ended 31 December 2001:–

(i) no Director, Executive Officer or substantial shareholder of our Company has any material interest, direct or indirect, in any transactions subsisting at the date of this Prospectus to which our Company is a party which is significant in relation to the business of our Company taken as a whole;

(ii) no Director, Executive Officer or substantial shareholder of our Company has any material interest, direct or indirect, in any business carrying on the same trade as our Company;

(iii) no Director, Executive Officer or substantial shareholder of our Company has any material interest, direct or indirect, in any enterprise or company that is our Company's major customer or supplier of goods or services; and

(iv) no Director, Executive Officer or substantial shareholder of our Company has any material interest, direct or indirect, in any material transactions undertaken by our Company within the last three years.



CORPORATE GOVERNANCE

Our Directors recognise the importance of corporate governance and the offering of high standards of accountability to the shareholders of our Company.

Nominating Committee

Our Nominating Committee comprises Messrs Lim Chun Leng Michael, Ng Ah Hua Raymond and Lim Poh Kiat. The Chairman of the Nominating Committee is Dr Lim Chun Leng Michael. Our Nominating Committee will be responsible for:–

(i) re-nomination of our Directors having regard to the Director's contribution and performance;

(ii) determining annually whether or not a Director is independent; and

(iii) deciding whether or not a Director is able to and has been adequately carrying out his duties as a director.

The Nominating Committee will decide how the board's performance is to be evaluated and propose objective performance criteria, subject to the approval of the board, which address how the board has enhanced long-term shareholders' value. The board will also implement a process to be carried out by the Nominating Committee for assessing the effectiveness of the board as a whole and for assessing the contribution of each individual Director to the effectiveness of the board. Each member of the Nominating Committee shall abstain from voting any resolutions in respect of the assessment of his performance or re-nomination as director.

Remuneration Committee

Our Remuneration Committee comprises Messrs Lim Chun Leng Michael, Ng Ah Hua Raymond, Ng Teck Lee, Lai Wee Ngen William and Tan Gim Soo. The Chairman of the Remuneration Committee is Dr Lim Chun Leng Michael. Our Remuneration Committee will recommend to our board a framework of remuneration for our Directors and key executives, and determine specific remuneration packages for each Executive Director. The recommendations of our Remuneration Committee should be submitted for endorsement by the entire board. All aspects of remuneration, including but not limited to directors' fees, salaries, allowances, bonuses, options and benefits in kind shall be covered by our Remuneration Committee. Each member of the Remuneration Committee shall abstain from voting any resolutions in respect of his remuneration package.



Audit Committee

Our Audit Committee comprises Messrs Seow Siew Lan, Lim Chun Leng Michael, Tan Gim Soo and Lim Poh Kiat. The Chairman of our Audit Committee is Mr Tan Gim Soo.

Our Audit Committee shall meet periodically to perform the following functions:–

(a) reviewing the audit plans of our Company's external auditors;

(b) reviewing the external auditors' reports;

(c) reviewing the co-operation given by our Company's officers to the external auditors;

(d) reviewing the scope and results of the internal audit procedures;

(e) reviewing the financial statements of our Company before their submission to the board of Directors;

(f) nominating external auditors for appointment or re-appointment;

(g) reviewing our Company's compliance with such functions and duties as may be required under the relevant statutes or the Listing Manual, and by such amendments made thereto from time to time;

(h) reviewing Interested Persons Transactions; and

(i) reviewing the remuneration packages of employees who are related to our Directors and substantial shareholders.

Apart from the duties listed above, our Audit Committee shall commission and review the findings of internal investigations into matters where there is any suspected fraud or irregularity, or failure of internal controls or infringement of any Singapore and other applicable law, rule or regulation which has or is likely to have material impact on our Company's operating results and/or financial position.

Our Company has adopted a code of conduct, modelled on the SGX-ST's Best Practice Guide with respect to our Directors' and employees' dealings in our Company's Shares.

DIRECTORS, MANAGEMENT AND STAFF

DIRECTORS

Our board of Directors is entrusted with the responsibility for the overall management of our Company. The Directors' particulars are listed below:–

Name	Age	Address	Current Occupation
Dr Lim Chun Leng Michael	41	2 Oak Avenue Singapore 276763	Non-Executive Chairman
Ng Ah Hua Raymond	38	41 Begonia Drive Singapore 809899	CEO cum Deputy Chairman
Ng Teck Lee	35	97 Paya Lebar Crescent Singapore 536181	President
Lai Wee Ngen William	49	3 Mount Sophia #08-00 Singapore 228450	Non-Executive Director
Seow Siew Lan	35	Block 683 Tessensohn Road #04-123 Singapore 210683	Executive Director
Tan Gim Soo	58	29C Jalan Haji Salam Singapore 468819	Independent Director
Lim Poh Kiat	35	26 Jalan Lempeng #07-05 Singapore 128805	Independent Director

Our Independent Directors are Dr Lim Chun Leng Michael, Mr Tan Gim Soo and Mr Lim Poh Kiat.

Our Audit Committee comprises Messrs Seow Siew Lan, Lim Chun Leng Michael, Tan Gim Soo and Lim Poh Kiat. The Chairman of our Audit Committee is Mr Tan Gim Soo.

Our Nominating Committee comprises Dr Lim Chun Leng Michael, Messrs Ng Ah Hua Raymond and Lim Poh Kiat. The Chairman of our Nominating Committee is Dr Lim Chun Leng Michael.

Our Remuneration Committee comprises Dr Lim Chun Leng Michael, Messrs Ng Ah Hua Raymond, Ng Teck Lee, Lai Wee Ngen William and Tan Gim Soo. The Chairman of our Remuneration Committee is Dr Lim Chun Leng Michael.

Information on the business and working experience of our Directors is set out below:–

Dr Lim Chun Leng, Michael was appointed as an Independent Director of our company on 24 June 2002. Dr Lim has been a Member of Parliament of the Republic of Singapore since 1991. He is currently a Member of Parliament for Pasir Ris-Ponggol Group Representative Constituency. He has sat on several Parliamentary Committees including Public Accounts Committee of the Parliament of Singapore, Government Parliamentary Committee (GPC) for Community Development, GPC for Health, GPC for Communications & Information Technology, and he is currently on the GPC for National Development and Environment. Dr Lim has several years of experience as a board member of several public and private companies. He is also a consultant cardiologist to many hospitals including Mount Elizabeth Hospital, Gleneagles Hospital, Singapore National Heart Hospital, Mount Alvernia Hospital, Balestier Medical Centre and Tan Tock Seng Hospital. Dr Lim graduated from the National University of Singapore with MBBS in 1984 and completed his Masters in Internal Medicine from the National University of Singapore in 1989. He also completed the UK membership examinations and was accepted as Member of the Royal College of Physicians of the UK (MRCP) in 1989. He subsequently completed a fellowship programme in Angiography and Interventional Radiology and Interventional Cardiology at the Pittsburg Vascular Institute, Shadyside Hospital in Pittsburgh, USA in 1991 and was accepted as a fellow of the Academy of Medicine, Singapore and the Royal College of Physicians of Edinburgh, UK in 1992 and 2000 respectively. He was President of the Singapore Cardiac Society and is currently the Chairman of the 14th Asian Pacific Congress of Cardiology and Advisory Board member of the Asian Pacific Society of Interventional Cardiology.

Mr Ng Ah Hua Raymond is the founder and Chief Executive Officer cum Deputy Chairman of our Company. He has more than 12 years of experience in the industry dealing with the recycling and processing of electronic components and products. Mr Ng Ah Hua Raymond is primarily responsible for the overall management, strategic planning and business development of our Company. In 1989, Mr Ng Ah Hua Raymond co-founded our Company together with his brother, Mr Ng Teck Lee, who is also our President, trading in electronic components and products. Mr Ng Ah Hua Raymond has been instrumental in our Company's transformation from a trading business to a fully integrated one-stop recycling and processing service provider for electronic components and products, capable of extracting precious metals. He will continue to be responsible for charting the directions of our Company's growth.

Mr Ng Teck Lee is the other founder of our Company and is currently President of our Company. He has been with our Company since its inception and is directly involved in the marketing and business development aspects of our Company's operations, both locally and globally. Mr Ng Teck Lee has been in the industry dealing with the recycling and processing of electronic components and products since 1989 and has vast experience in dealing with MNCs which supply electronic components and products for our operations. He assists our CEO cum Deputy Chairman in the formulation of the long term growth and business strategies of our Company.

Mr Lai Wee Ngen William was appointed as a non-executive Director of our Company on 24 June 2002. Mr Lai is currently the managing partner of William Lai & Alan Wong, a law firm. Mr Lai practised law as a legal assistant/partner from 1976 to 1982 and formed his own firm in 1983 together with another lawyer, which later became known by its present name of William Lai & Alan Wong. His principal area of practise is in property law. Mr Lai graduated from the University of Singapore with LLB (Hons) in 1975 and was admitted to the Singapore Bar in 1976.

Ms Seow Siew Lan joined our Company in 1998 as our manager of the human resource, administration and accounts departments before being promoted to our Vice President in 2001 and appointed to our board of Directors on 16 April 2002. Ms Seow Siew Lan is responsible for the recruitment, finance, administrative and accounting duties of our Company. She is also involved in our Company's development and investments planning. Prior to joining our Company, Ms Seow was a Senior Executive with Housing Development Pte Ltd for 2 years and the Personal Assistant to the director and general manager of Dovline Investments Pte Ltd/E-Hsin Marketing Pte Ltd for 5 years, responsible for human resource, administrative and financial duties. Ms Seow holds a Bachelor of Arts (Economics) degree from the National University of Singapore.

Mr Tan Gim Soo was appointed as an Independent Director of our Company on 24 June 2002. Mr Tan is currently the proprietor of his own firm, G.S. Tan & Co., a public accounting firm in Singapore. Mr Tan is also a Fellow of the Institute of Chartered Accountants in England and Wales (FCA) and a Certified Public Accountant with the Institute of Certified Public Accountants of Singapore. He has more than 25 years of experience in accounting, auditing, taxation and company secretarial work.

Mr Lim Poh Kiat was appointed as an Independent Director of our Company on 24 June 2002. Mr Lim is currently a sole proprietor of his own firm, P K Lim & Co., a public accounting firm in Singapore. Mr Lim is also a Certified Public Accountant with the Institute of Certified Public Accountants of Singapore. He has about 10 years of experience in accounting, auditing and taxation.

The list of present and past directorships of each Director for the last 5 years is set out below:–

Name	Present Directorships	Past Directorships
Dr Lim Chun Leng Michael	*Group Companies* Nil *Other Companies* AnswerMed.com Pte Ltd Favinci Pte Ltd NTI International Limited NTUC Childcare Co-operative Ltd Reed Group Holdings Ltd Reed Management Pte Ltd The Family Place Pte Ltd The Little Skool-House International Pte Ltd Uni Cardiovascular Specialists Pte Ltd United Engineers Limited United Medicorp Pte Ltd	*Group Companies* Nil *Other Companies* Ecommerce Gateway Pte Ltd Gleneagles International GP Pte Ltd IMC Technologies Pte Ltd Medechain Pte Ltd NTUC Income Insurance Co-Operative Ltd One-Med.com Pte Ltd Onemedhub Pte Ltd Power Van Industrial (S) Pte Ltd
Ng Ah Hua Raymond	*Group Companies* Nil *Other Companies* Citiraya Electronic Recycling (S) Pte Ltd Citiraya Holdings (S) Pte Ltd De Paradiso Development Pte Ltd Favinci Pte Ltd Hua Ngen Building Materials Pte Ltd Maritrans Corporation Pte Ltd N.T.H. Trading Pte Ltd Techno Solar (S) Pte Ltd	*Group Companies* Nil *Other Companies* Butterworth Gardens Pte Ltd Citiraya Building Materials Pte Ltd (wound up) Creditpoint Pte Ltd Dorado Media & Publications Pte Ltd Eaglecrest Plaza Pte Ltd Electronics & Computer Superstore Pte Ltd Graphic Hi-Tech Pte Ltd (wound up) Lian Yew Seafood Supplier Pte Ltd North Shore Marina Pte Ltd Nuansa Leisure Pte Ltd Ponggol Marina Fisheries Pte Ltd Ponggol Marina Pte Ltd Ponggol Marina Seafood Restaurant Pte Ltd Queens Townclub Pte Ltd Queens Golf Range Pte Ltd Signature Lifestyle Pte Ltd Sintiles Enterprise Pte Ltd Ubin Lagoon Resort Pte Ltd Vision House Enterprises Pte Ltd Wei Leong Engineering Pte Ltd Wei Leong Investment Pte Ltd
Ng Teck Lee	*Group Companies* Nil *Other Companies* Citiraya Recycling Sdn. Bhd. Citiraya Reciclagem Ltda Techno Solar (S) Pte Ltd Citiraya Holdings (S) Pte Ltd	*Group Companies* Nil *Other Companies* Citiraya Recycling (India) Pvt. Ltd. Citiraya USA LLC INC (wound up) Hsien Investments Pte Ltd Huat Leck Recycling Industrial Pte Ltd (struck-off)

Name	Present Directorships	Past Directorships
Lai Wee Ngen William[1]	*Group Companies* Nil *Other Companies* Bez Shipbuilding & Engineering System Pte Ltd Citiraya Electronics Recycling (S) Pte Ltd C L Marc Pte Ltd Creditnet Pte Ltd CreditPoint Pte Ltd De Paradiso Development Pte Ltd Eaglecrest Plaza Pte Ltd Favinci Pte Ltd King's Park Development Pte Ltd Lawan Holdings & Management Consultancy Pte Ltd Loong Kee Holdings Pte Ltd North Shore Marine Pte Ltd Nuansa Leisure Pte Ltd Ponggol Marina Pte Ltd Ponggol Marina Seafood Restaurant Pte Ltd Ponggol Sea-Sports Accessories Pte Ltd Signature Lifestyle Pte Ltd Ubin Lagoon Resort Pte Ltd	*Group Companies* Nil *Other Companies* Butterworth Gardens Pte Ltd Citiraya Property Pte Ltd Dataresource Asia Pte Ltd Dorado Media & Publications Pte Ltd Hitachi Leasing (Singapore) Pte Ltd Hua Ngen Building Materials Pte Ltd Lian Yew Seafood Supplier Pte Ltd Loan Matters Pte Ltd Pictorial Development Pte Ltd Ponggol Marina Fisheries Pte Ltd Queens Golf Range Pte Ltd Queens Townclub Pte Ltd Vision House Enterprises Pte Ltd
Seow Siew Lan	*Group Companies* Nil *Other Companies* De Paradiso Development Pte Ltd Elsternwick Pte Ltd	*Group Companies* Nil *Other Companies* Nil
Tan Gim Soo[1]	*Group Companies* Nil *Other Companies* Gek Ping Capital Pte Ltd Heat & Control Pte Ltd Semba Singapore Pte Ltd	*Group Companies* Nil *Other Companies* Asia Equity Securities (Singapore) Pte Ltd (struck off) CSC Holdings Ltd Gek Ping Investments Pte Ltd (liquidated) Smorgan Asia Pacific Pte Ltd (liquidated)
Lim Poh Kiat[1]	*Group Companies* Nil *Other Companies* Nil	*Group Companies* Nil *Other Companies* Nil

Note:–

(1) Companies in which Mr Lai Wee Ngen William, Mr Tan Gim Soo and Mr Lim Poh Kiat are appointed as directors for the purposes of incorporation or as nominee directors only and in the course of their professional practice have not been included.

MANAGEMENT

The day-to-day operations of our Company are entrusted to our Executive Directors and an experienced and qualified team of Executive Officers responsible for the different functions of our Company. The particulars of our Executive Officers are set out below:–

Name	Age	Address	Current Occupation
Hwang Shiuh Jyh	50	Block 1 Upper Bukit Timah View #07-05 Singapore 588132	General Manager
Ang Siew Geok Judy	39	Block 421 Pasir Ris Drive 6 #02-257 Singapore 510421	Financial Controller
Ng Teck Boon	33	Block 660 Choa Chu Kang Crescent #19-85 Singapore 680660	Assistant General Manager
Venkatesha Murthy	38	Block 314 Clementi Avenue 4 #09-169 Singapore 120314	Marketing Manager
Vaithilingam Arumugam	49	Block 7 King George's Avenue #16-104 Singapore 201007	Head of R&D

Information on the business and working experience of our Executive Officers of our Company is given below:–

Mr Hwang Shiuh Jyh joined our Company in March 2001 as our General Manager. Mr Hwang is responsible for overseeing the daily operations of our Company. Prior to joining our Company, Mr Hwang's last posting was with the Hong Kong branch of the First Commercial Bank as its deputy general manager. Mr Hwang brings with him vast experience from the banking and finance industry, having spent more than 30 years with the Taiwan, Singapore and Hong Kong branches of the First Commercial Bank. Mr Hwang first joined First Commercial Bank in 1969 as an officer and worked his way up to deputy general manager, accumulating diverse experience in various aspects of banking ranging from simple functions such as deposits handling to higher level banking activities such as financial analysis. His areas of expertise include corporate planning, loans assessment and evaluation of investments. Mr Hwang holds a degree in Economics from the National Open University of Taiwan.

Ms Ang Siew Geok Judy joined our Company in October 2001 as our Financial Controller and is responsible for overseeing the finance and administration division of our Company. Ms Ang has been in the auditing and accounting profession for the past seventeen years. Prior to joining our Company, Ms Ang was the Group Financial Controller of a public listed company where she oversaw the financial and accounting functions of that company, together with developing financial plans in support of the company's business objectives. Ms Ang is a Fellow member of the Association of Chartered Certified Accountants (ACCA) and a Certified Public Accountant (CPA) with the Institute of Certified Public Accountants of Singapore.

Mr Ng Teck Boon joined our Company in 1998 as a Manager. In 2001, Mr Ng was appointed as our Assistant General Manager. Mr Ng Teck Boon is directly involved in the daily operations of the recycling plant and manages and supervises the day-to-day operations of the plant as well as ensuring the smooth running of the logistics, warehousing, and sales aspects of our Company. Prior to joining our Company, Mr Ng Teck Boon was a technician with the Singapore Air Force from 1989 to 1995. He worked with NTH from 1996 to 1998.

Mr Venkatesha Murthy joined our Company in 1999 as the manager of the marketing, analytical and environmental division. He is a key member of our operations team and is our project engineer in charge of precious metal recovery, the setting up of our plant's analytical laboratory and our pollution control equipment and licences. He is also involved in the business development of our Company and is the management representative for ISO 14001 and OHSAS 18001. Prior to joining our Company, Mr Murthy was a Metallurgical Engineer with Semitron Materials Pte Ltd in Singapore from 1998 to 1999. From 1991 to 1998, he was a Deputy Manager for Hindustan Machine Tool Company (HMT Ltd — India) and lectured in universities in India from 1987 to 1991. Mr Venkatesha Murthy holds a Bachelor of Science from Mysore University, a Master of Science in Industrial Chemistry from the Manipal Institute of Technology and a Master of Technology in Process Metallurgy from the Karnataka Regional Engineering College — Surthkal, India.

Mr Vaithilingam Arumugam joined our Company in 1998 as our Engineer. He was promoted to Assistant Plant Manager in 2001 and promoted to be Head of R&D in 2002. He is in charge of all our R&D activities. Prior to joining our Company, Mr Arumugam was a Senior Scientist in Central Electrochemical Research Institute in India from 1987 to 1996. He was a Design Engineer with Ataru Engineering Pte Ltd from 1997 to 1998 and Project Engineer in Salcon Pte Ltd in 1997. Mr Arumugam obtained his Diploma in Mechanical Engineering from the state board of technical education from the Government of Tamilnadu, India and his Bachelor of Engineering from the Madurai Kamaraj University in Tamil Nadu, India.

Messrs Ng Ah Hua Raymond, Ng Teck Lee and Ng Teck Boon are siblings. Save as disclosed, none of our Directors or Executive Officers or substantial shareholders are related to one another.

The list of present and past directorships of each Executive Officer for the last 5 years is set out below:–

Name	**Present Directorships**	**Past Directorships**
Hwang Shiuh Jyh	*Group Companies*	*Group Companies*
	Nil	Nil
	Other Companies	*Other Companies*
	Nil	Nil
Ang Siew Geok Judy	*Group Companies*	*Group Companies*
	Nil	Nil
	Other Companies	*Other Companies*
	Nil	Nil
Ng Teck Boon	*Group Companies*	*Group Companies*
	Nil	Citiraya Industries Pte Ltd
	Other Companies	*Other Companies*
	Nil	Nil
Venkatesha Murthy	*Group Companies*	*Group Companies*
	Nil	Nil
	Other Companies	*Other Companies*
	Nil	Nil
Vaithilingam Arumugam	*Group Companies*	*Group Companies*
	Nil	Nil
	Other Companies	*Other Companies*
	Nil	Nil

STAFF

As at the date of this Prospectus, our Company has approximately 72 employees. We do not experience any significant seasonal fluctuations in the number of employees. Relationships between management and staff are good and there have not been any industrial disputes in our Company since we commenced operations.

MANAGEMENT REPORTING STRUCTURE



Ng Ah Hua, Raymond
CEO cum Deputy Chairman
Ng Teck Lee
President
Seow Siew Lan
Executive Director
Hwang Shiuh Jyh
General Manager
Ang Siew Geok, Judy
Financial Controller
Vaithilingam Arumugam
Head of R&D
Venkatesha Murthy
Marketing Manager
Ng Teck Boon
Assistant General Manager

SERVICE AGREEMENTS

On 24 June 2002, our Company entered into separate service agreements with each of our Executive Directors, Messrs Ng Ah Hua Raymond, Ng Teck Lee and Seow Siew Lan (the "Executives"). The Service Agreements will continue for a term of three (3) years unless otherwise terminated by either party giving not less than six (6) months notice in writing to the other. The Service Agreements may also be terminated if any of the Executives commits a breach of the Service Agreements, such as being convicted of any offence involving fraud or dishonesty or being adjudicated bankrupt. Except where the Service Agreements are terminated due to a breach of the Service Agreements as mentioned above, upon termination, the Executive Directors will be entitled to receive the Incentive Bonus in an amount pro-rated for the period commencing on the first day of the financial year in which his employment is terminated to the last day of the employment in that financial year. There are no other benefits payable to the Executive Directors upon termination of their employment with our Company. The Service Agreements cover the terms of employment, specifically salaries and bonuses. Directors' fees do not form part of the terms of the Service Agreements as these require the approval of shareholders in our Company's annual general meeting.



Under the Service Agreements, Messrs Ng Ah Hua Raymond, Ng Teck Lee and Seow Siew Lan will be paid S$30,000, S$20,000 and S$15,000 per month respectively. Thereafter, they will each be entitled to annual increments as decided by our board of Directors.

The Executives are entitled to an annual wage supplement equivalent to one (1) month's salary. Messrs Ng Ah Hua Raymond and Ng Teck Lee shall each also be entitled to participate in a profit sharing scheme commencing FY2002, pro-rated from the commencement date of the Service Agreements (collectively the "Incentive Bonus") as follows:–

Profit before income tax ("PBT")	**Profit sharing amount**
(in relation to any financial year, the profit before income tax of our Company excluding extraordinary items but after minority interests, if any, calculated based on our audited accounts in respect of such financial year)	
Where PBT is $2,500,000 and above but less than $5,000,000	1%
Where PBT is $5,000,000 and above but less than $7,500,000	3%
Where PBT is $7,500,000 and above but less than $10,000,000	5%
Where PBT is $10,000,000 and above but less than $12,500,000	6%
Where PBT is $12,500,000 and above but less than $15,000,000	7%
Where PBT is $15,000,000 and above	8%

Ms Seow Siew Lan shall be entitled to participate in the same profit sharing scheme in an amount equivalent to 30% of the above scale.

The Service Agreements also state that they will each be entitled to a car. All travelling and travel-related expenses, entertainment expenses and other out-of-pocket expenses reasonably incurred by three of them in the process of discharging their duties on our behalf will be borne by our Company. Out-of-pocket expenses claims by each of our Executive Directors shall not exceed $500 per month.

Save as disclosed above, there are no other existing or proposed service agreements between our Company and any Director of our Company.

DIRECTORS' REMUNERATION

The remuneration paid to our Directors on an aggregate basis and in remuneration bands for FY2000 and FY2001 are as follows:–

(a) Aggregate Directors' Remuneration

$	FY2000	FY2001
Executive Directors	365,329	657,600
Non-Executive Directors	—	—
Total	365,329	657,600

(b) Number of Directors in Each Remuneration Band

	FY2000			FY2001		
	Executive Directors	Non-Executive Directors	Total	Executive Directors	Non-Executive Directors	Total
$500,000 and above	—	—	—	—	—	—
$250,000 to $499,000	—	—	—	1	—	1
$0 to $249,999	2	—	2	1	—	1
Total	2	—	2	2	—	2

REMUNERATION OF EMPLOYEES RELATED TO DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

As at 31 December 2001, we have one employee, Mr Ng Teck Boon, who is a sibling of two of our Executive Directors and substantial shareholders, Messrs Ng Ah Hua Raymond and Ng Teck Lee. Mr Ng Teck Boon is our Executive Officer and currently holds the position of Assistant General Manager. The basis of determining the remuneration of Mr Ng Teck Boon is the same as the basis of determining the remuneration of other unrelated employees. The aggregate remuneration of Mr Ng Teck Boon for FY2001 was approximately S$87,600. This represented approximately 2.8% of our profit before income tax.

The total remuneration paid to Mr Ng Teck Boon and our Directors, assuming that the Service Agreements have been in existence during the year ended 31 December 2001, is approximately S$1,050,252 or approximately 26.4% of our profit before income tax, adding back the actual remuneration paid to the above named Directors and Mr Ng Teck Boon for FY2001. Profit before income tax would have been approximately $2,929,000 instead of $3,115,000 assuming that the Service Agreements and Mr Ng Teck Boon's remuneration package had been in place.

Adjustments to the remuneration packages for Mr Ng Teck Boon who is related to our Directors and substantial shareholders will be reviewed annually by our Remuneration Committee to ensure that they are carried out on a reasonable basis.

THE CITIRAYA SHARE OPTION SCHEME

We have implemented a share option scheme that will be in place after the Invitation known as the Citiraya Share Option Scheme (the "Scheme"). The Scheme was approved by the Shareholders of our Company at the Extraordinary General Meeting held on 13 June 2002. The terms and the rules of the Scheme are more particularly set out in Appendix D of this Prospectus (the "Rules"), and are in compliance with Practice Note 9h of the Listing Manual of the SGX-ST.

Purpose of the Scheme

The Scheme, when adopted, will provide an opportunity for Employees (as defined in the Rules) and Directors (whether serving in an executive or non-executive capacity) who meet the eligibility criteria and who have contributed to the growth and development of our Company to participate in the equity of our Company as well as to motivate these Participants (the "Participants") to optimise their performance.

The Scheme is a share incentive scheme. The Scheme is proposed on the basis that it is important to acknowledge the contributions made by the Participants, who are essential to the growth and development of our Company, and to give recognition to such Participants. Our Company, by adopting the Scheme, will give the Participants an opportunity to have a personal stake in our Company, thereby aligning the interests of the Participants with those of our shareholders. The Scheme will also help to achieve the following objectives:–

(a) attract and retain key Employees and Directors whose contributions are important to the long-term growth and profitability of our Company;

(b) motivate the staff to optimise their performance, efficiency and productivity;

(c) develop a participatory style of management that will instil loyalty among our Employees and Directors and motivate them to work towards the growth and prosperity of our Company; and

(d) foster an ownership culture within our Company which aligns the interests of the Participants with the interests of our Shareholders.

Certain Employees who are not Directors or who do not hold the rank of executives may also contribute to the success of our Company by contributing their experience, knowledge and expertise to the development of our Company. Allowing them to participate in the Scheme is an effective way of providing such motivation by ensuring that the interest of such persons are aligned with the interests of our Company which includes, *inter alia*, maintaining a sustainable increase in shareholder value over time.

Size of the Scheme

The size of the Scheme (the "Scheme Size") is 15% of our issued share capital on the relevant date of grant of Options (as defined in the Rules). We believe this Scheme Size to be reasonable, taking into account the size of our share capital, the nature of our business, and the need to reward and retain our key Employees and Directors. Based on the post flotation share capital of 550,000,000 shares, 82,500,000 shares will be available under this Scheme.

Our Company believes that the Scheme should be of a sufficient size to enable us to have the flexibility to structure remuneration and incentive packages and to offer Options over a significant number of Shares to new and existing employees. Such number of Shares ought to be significant enough to serve as a meaningful incentive in the recruitment of new employees as well as a reward to existing employees for their contribution to our Company. If the number of Shares available under the Scheme is too small, the number of Options available may not be sufficiently attractive to achieve the objectives of the Scheme. Taking into account the current issued share capital of our Company, the current number of employees (approximately 72 as at date of this Prospectus) and the possible increase in headcount should the business activities of our Company increase in the future during the duration of the Scheme, our Directors estimate that 15% of the issued share capital would be required to provide sufficient Shares over which Options may be granted to achieve the objectives of the Scheme.

Eligibility

Confirmed full-time Employees of our Company (including Employees of our Subsidiaries, when applicable) who have attained the age of 21 years and above on or before the relevant date of offer of an Option and who meet the Performance Criteria will be eligible to participate in the Scheme.

Our Directors (whether serving in an executive or non-executive capacity), all of whom have attained the age of 21 years, will also be eligible to participate in the Scheme, except for Controlling Shareholders, who will not be participating in the Scheme.

It is proposed that Options be granted to associates (as defined in the Listing Manual) of our Controlling Shareholders (the "Associates"). In this respect, the eligible Associates as at the date of this Prospectus are Mr Ng Teck Lee and Mr Ng Teck Boon.

Rationale for participation of Mr Ng Teck Lee

Mr Ng Teck Lee holds approximately 14.4% of our Company's shareholdings after the Invitation. Other than the remuneration package highlighted under the section "Service Agreements" in this prospectus, it is our Company's intention to provide additional incentives to Mr Ng Teck Lee through the grant of Options under the Scheme. This way, Mr Ng Teck Lee is able to participate in the possible future appreciation of our Company's share price through an increase in his shareholdings to a more significant level that commensurates with our Company's future growth. Our Company believes that there is potential contributions that may be made by Mr Ng Teck Lee towards the overall development of our Company. Mr Ng Teck Lee is one of the founders and has been responsible for the growth of our Company. He is currently the President and is directly involved in the marketing and business development aspects of our Company's operations, both locally and globally. Mr Ng Teck Lee has been in the industry dealing with recycling and processing of electronic components and products since 1989. Our Company will continue to benefit from the vast experience of Mr Ng Teck Lee. For the foregoing reasons, it is proposed that Mr Ng Teck Lee be also eligible to participate in the Scheme.

The maximum number of shares that Mr Ng Teck Lee will be entitled to under the Scheme will be such that at any time, his total shareholdings of our Company, upon the exercise of these options, will be less than 15.0%. At any time, should the shareholdings of Mr Ng Teck Lee exceed 15.0%, including but not limited to activities such as open market purchases, exercise of warrants or bonus issues, he will no longer be entitled to participate in the Scheme.

The participation of Mr Ng Teck Lee in the Scheme and the actual number and terms of the grant of Options to him will by separate resolution be approved by independent shareholders of our Company in a general meeting. Clear justification or rationale for participation, the specific grants to be made and any discount shall be disclosed in the circular seeking such approval. Details of the number of Options granted, the number of Options exercised and the subscription price (including any discount) will be disclosed in the annual report of our Company.

Rationale for participation of Mr Ng Teck Boon

Mr Ng Teck Boon holds approximately 3.2% of our Company's shareholdings after the Invitation. Other than the remuneration package highlighted under the section "Remuneration Of Employees Related To Directors And Substantial Shareholders" in this Prospectus, it is our Company's intention to provide additional incentives to Mr Ng Teck Boon through the grant of Options under the Scheme. This way, Mr Ng Teck Boon is able to participate in the possible future appreciation of our Company's share price through an increase in his shareholdings to a more significant level that commensurates with our Company's future growth. Mr Ng Teck Boon is currently Assistant General Manager in charge of the logistics, warehousing and sales aspects for Citiraya. Our Company believes that there is potential contribution that may be made by Mr Ng Teck Boon towards the overall development of our Company in the future. For the foregoing reasons, it is proposed that Mr Ng Teck Boon be also eligible to participate in the Scheme.

The participation of Mr Ng Teck Boon in the Scheme and the actual number and terms of the grant of Options to him will by separate resolution be approved by independent shareholders of our Company in a general meeting. Clear justification or rationale for participation, the specific grants to be made and any discount shall be disclosed in the circular seeking such approval. Details of the number of Options granted, the number of Options exercised and the subscription price (including any discount) will be disclosed in the annual report of our Company.

Rationale for participation of non-executive Directors

Directors serving in a non-executive capacity bring to our Company their wealth of knowledge, business expertise and contacts in the business community. They play an important role in helping our Company shape our business strategy by allowing us to draw on the backgrounds and diverse working experience of these individuals. It is crucial for our Company to attract, retain and incentivise our non-executive Directors, especially when our Company has to compete with other locally listed companies for a limited pool of talented individuals to serve as non-executive Directors. By aligning the interests of our non-executive Directors with the interests of our shareholders in this manner, our Company aims to inculcate a sense of commitment on the part of our non-executive Directors towards serving the short and long-term objectives of our Company. Further, by granting our Company the ability to supplement the current cash based remuneration by way of director's fees to non-executive Directors for their services, our Company will be able to remain competitive in the total remuneration of our non-executive Directors when other listed companies offer share options to their non-executive Directors. Our Directors are of the view that including them in the Scheme will show our Company's appreciation for, and further motivate them in, their contribution towards the success of our Company. However, as their services and contributions cannot be measured in the same way as those of full-time employees of our Company while it is desired that participation in the Scheme be made open to non-executive Directors of our Company, any Options that may be offered and granted to any such Director would be intended only as a token of our Company's appreciation. For the purpose of assessing the contributions of the non-executive Directors, the Committee has adopted a performance framework which incorporates mainly non-financial performance measurement criteria with regard to the non-executive Directors' level of participation on our Company's board. Based on the terms and rules of the Scheme, the Committee (as hereinafter defined) has currently proposed a formula for the grant of Options for these non-executive Directors which reflects the level of responsibilities that encompass their respective duties.

Duties of board of Directors	Options allowed to be granted ('000)
Director	100-200
Committee member	100-200
Chairman of committee	400-800
Chairman of Company's board of Directors	2,000–4,000
Performance of advisory duties such as legal or financial advice	250–500

The exact number of Options that will be eventually granted is subjected to the evaluation of these non-executive Directors' performance and the final approval of the Committee (as hereinafter defined).

The offer and grant of Options pursuant to the formula proposed above will comprise a relatively small percentage (in terms of frequency of grants and/or numbers of Shares offered under Options) of the total Options that would be offered and granted to Participants of the Scheme, being principally, the Executives of our Company. Our Directors are of the view that grants to non-executive Directors who are in our Company's Audit Committee will not compromise their independent status.

Maximum Entitlement

The number of Scheme Shares to be offered to an Employee shall be determined at the absolute discretion of the Committee (as hereinafter defined) who shall take into account criteria such as the seniority of position, performance, length of service and potential for future development of the Employee, subject always to the following limitations:–

(i) the total number of Scheme Shares to be offered to Associates as a whole under the Scheme shall not exceed twenty-five (25) per cent. of the total number of Scheme Shares;

(ii) the total number of Scheme Shares to be offered to each Participant who is an Associate shall not exceed ten (10) per cent. of the number of Scheme Shares; and

(iii) the maximum number of Scheme Shares in respect of which Options may be granted on any date, when added to the number of Scheme Shares issued and issuable in respect of all Options granted under the Scheme, shall not exceed fifteen (15) per cent. of the issued share capital of our Company on the day preceding the Date of Grant of the Options. The Committee (as hereinafter defined) shall exercise its discretion in deciding the number of Scheme Shares to grant to each Employee which will depend on the performance and value of the Employee to our Company and shall have the flexibility in deciding whether to issue Shares up to this prescribed limit.

Administration of the Scheme

The Scheme is administered by a committee (the "Committee") with such powers and duties as are conferred on it by our Directors. The Committee will consist of Directors who may be Participants in the Scheme. The first Committee shall be appointed by the board of Directors and shall consist of Messrs Lim Chun Leng Michael, Ng Ah Hua Raymond, Ng Teck Lee and Seow Siew Lan. A member of the Committee who is also a Participant must not be involved in its deliberations in respect of options granted or to be granted to him. In addition, a member of the Committee will abstain from participating in the decision making process relating to an Associate of that member.

Exercise Price

Under the rules of our Scheme, Options will be granted at exercise prices:–

(i) at the prevailing market price of our Shares based on the average of the last dealt price per Share as indicated in the daily official list or any other publication published by the SGX-ST for the 5 consecutive trading days immediately preceding the Date of Grant (the "Market Price"); or

(ii) at a price which is set at a discount to the Market Price, provided that:–

(1) the maximum discount shall not exceed 20 per cent. of the Market Price;

(2) the Committee shall exercise any decision to offer Options with an exercise price set at a discount in good faith and only when circumstances require;

(3) if and only if the Committee verily believes that the discount and the quantum thereof would be in furtherance of the core objectives of the Scheme and would be in the best interests of our Company and the prevailing market conditions. In making any determination as to the actual discount applicable to any Option, the Committee shall take into account such criteria as the Committee may, in its absolute discretion, deem appropriate, in particular:–

(a) the performance of our Company, on the basis of our Company's sales, revenues, profit and/or any other financial parameters as the Committee may, in its absolute discretion, deem appropriate;

(b) the individual performance of the Participant, his effectiveness and contribution to the success and development of our Company; and/or

(c) the potential for future development of the Participant to the success and development of our Company.

The grant of Options at discounts to the Market Price is intended to achieve the following objectives:–

(a) to give the Committee the flexibility to cushion against the volatility and uncertainty inherent in the stock market which may not always be related to the financial performance of our Company;

(b) the perception that the exercise of Options with discounted subscription prices would be more likely to result in a gain in the future is expected to provide greater motivation to the grantees who would be encouraged to continually work towards improving the performance of our Company in order to realise their Options at a higher value;

(c) to reward or incentivise key Participants, with a view to optimising their performance standards, dedication and efficiency, or to attract key individuals to join our Company to enhance the overall performance of our Company; and

(d) to enable our Company to maintain competitive remuneration packages to its employees should the practice of granting options with discounted subscription prices become common among local listed companies.

Where the exercise price as determined above is less than the par value of our Share, the exercise price shall be the par value.

Financial Effects of the Scheme

The Scheme will increase our issued share capital to the extent of the new Shares that will be issued and allotted pursuant to the exercise of Options.

The grant of the Options will have no impact on our profitability under the current Singapore Statements of Accounting Standards ("SAS"). Current SAS does not require companies to account for share-based awards granted to their employees. Accordingly, companies have not recognised any compensation expenses related to share options granted to their employees in their financial statements. If the SAS is revised such that companies are required to account for share-based awards granted to employees, the cost of granting the Option will affect our financial results.

There will be no cash outlay expended by us at the time of grant of such Options as compared with the payment of cash bonuses. However, as shareholders may be aware, any Options granted to subscribe for new Shares (whether the exercise price is set at the market price of the Shares at the date of grant or otherwise) have a fair value at the time of grant. The fair value of an Option is an estimate of the amount that a willing buyer would pay a willing seller for the Option on the grant date. Options are granted to Participants at a nominal consideration of $1.00. Insofar as such Options are granted at a consideration that is less than their fair value at the time of grant, there will be a cost to our Company in that we will receive from the Participant upon the grant of the Option a consideration that is less than the fair value of the Option.

As and when the Options are exercised, the cash flow will add to our NTA and our issued share capital base will grow. The effect of the issue of new Shares upon the exercise of the Options on our NTA per Share is accretive if the exercise price is above the NTA per Share, but dilutive otherwise.

Option Period

Options granted with the exercise price set at Market Price shall only be exercisable, in whole or in part (provided that an option may be exercised in part only in respect of 1,000 Shares or any multiple thereof) as follows:–

(i) up to fifty per cent (50%) of the Option at any time after twelve (12) months of the Date of Grant of that Option; and

(ii) the next fifty per cent (50%) of the Option at any time after twenty four (24) months of the Date of Grant of that Option.

Provided Always that an Option shall be exercised before the end of one hundred and twenty (120) months (or sixty (60) months where the Participant is a non-executive Director) of the Date of Grant of that Option and subject to such other conditions as may be introduced by the Committee from time to time.

Options granted with the Exercise Price set at a discount to Market Price shall only be exercisable by a Participant, in whole or in part (provided that an Option may be exercised in part only in respect of 1,000 Shares or any multiple thereof) as follows:–

(i) up to fifty per cent (50%) of such Option any time after twenty four (24) months from the Date of Grant of that Option; and

(ii) the balance fifty per cent (50%) of the Option at any time after thirty six (36) months of the Date of Grant of that Option.

Provided Always that such Option shall be exercised before the end of one hundred and twenty (120) months (or sixty (60) months where the Participant is a non-executive Director) of the Date of Grant of that Option and subject to such other conditions as may be introduced by the Committee from time to time.

We believe that these option periods will promote staff retention as the cost of leaving our Company would be compounded by the loss of unvested Options. In addition, as we intend to issue further Options on a regular basis throughout the duration of Scheme, we believe that the Scheme should encourage our employees and Directors to continue with us thereby promoting our interests in the long term.

The SGX-ST Requirements

While the Scheme is structured such that we have the discretion to make the appropriate allotments depending on the prevailing circumstances of our Company, the Scheme conforms with the requirements as set out in the Listing Manual for employee share option schemes.

In-principle approval has been obtained from the SGX-ST for the listing and quotation of the new Shares to be issued pursuant to the Scheme. This is not an indication of the merits of the Scheme or the new Shares to be issued pursuant to the Scheme.

Details of the number of Options granted, the number of Options exercised, and the subscription price will be disclosed in our annual report.

Duration of the Scheme

Our Scheme shall be in force up to a maximum period of 10 years from the date on which the Scheme was implemented. The Scheme may continue beyond the said stipulated period or terminated at any time with the approval of shareholders by way of an ordinary resolution passed at a general meeting and of any relevant authorities which may then be required.

Grant of Options

On 27 June 2002, we granted the following Options under the Scheme, which have been accepted:–

Name of Participant	No. of Options
Ng Teck Lee	4,400,000
Dr Lim Chun Leng Michael	3,300,000
Seow Siew Lan	2,200,000
Hwang Shiuh Jyh	1,375,000
Ang Siew Geok Judy	1,100,000
Ng Teck Boon	1,100,000
Tan Gim Soo	550,000
Lai Wee Ngen William	550,000
Lim Poh Kiat	275,000
Other junior management personnel	1,650,000



The aggregate Options granted in the above exercise was 16,500,000 Shares, representing 3% of the enlarged share capital of 550,000,000 Shares. These Options were granted at 20% discount to the Issue Price. All other terms and conditions of the Options are in accordance with the Scheme.

PROPERTIES AND FIXED ASSETS

Our Company currently **owns** the following properties:–

Description/Location	Tenure	Gross Area (sq m)	Registered Owner	Annual Rental ($)	Net book value as at 31 December 2001 ($)
38 Kian Teck Drive Singapore 628858	Leasehold Estate (30 years commencing 1 June 1993)	4,278	JTC	85,987.80, payable to JTC[1]	2,747,529
65 Tech Park Crescent Singapore 637787	Leasehold Estate (60 years commencing from 18 August 1993)	7,967.7	Citiraya	N.A.	12,054,226

Note:–

(1) A 30-year lease constitutes a legal interest. Nonetheless, an annual land rent is payable under JTC's terms and conditions of lease.

Our Company currently **rents/leases** the following properties:–

Description/Location	Tenure	Gross Area (sq m)	Annual Rental ($)	Lessor
16 Tuas South Street 2 Singapore 637786	3 years commencing 1 January 2001	5,125.6	660,000	Citiraya Holdings

Information on all major plant and equipment as at 31 December 2001 is tabulated as follows:–

Brief description	Cost (S$)	Accumulated depreciation (S$)	Net book value as at 31 December 2001 (S$)
Mechanical plant	3,676,784	338,904	3,337,880
Chemical plant	3,919,616	217,152	3,702,464

DIRECTORS' REPORT

20 July 2002

The Shareholders
c/o Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

This report has been prepared for inclusion in the prospectus (the "Prospectus") of Citiraya Industries Ltd (the "Company") to be dated 20 July 2002 in connection with the Invitation in respect of 138,800,000 ordinary shares of S$0.025 each in the capital of the Company, comprising 110,000,000 New Shares and 28,800,000 Vendor Shares.

On behalf of the Directors of the Company, I report that, having made due inquiry in relation to the period between 31 December 2001, the date to which the last audited accounts of the Company were made up, and the date hereof:–

(a) the businesses of the Company has, in the opinion of the Directors, been satisfactorily maintained;

(b) in the opinion of the Directors, no circumstances have arisen which would adversely affect the business or the value of the assets of the Company;

(c) the current assets of the Company appear in the books at values which are believed to be realisable in the ordinary course of business;

(d) there are no contingent liabilities have arisen by reason of any guarantees given by the Company; and

(e) save as disclosed on pages 97 to 119 of this Prospectus, there have been no changes in the published reserves nor any unusual factors affecting the profits of the Company since the last audited accounts.

Yours faithfully
For and on behalf of the Board of Directors

Ng Ah Hua Raymond
CEO cum Deputy Chairman

LETTER FROM REPORTING ACCOUNTANTS IN RELATION TO THE PROFIT FORECAST OF OUR COMPANY FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2002

20 July 2002

The Board of Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

This letter has been prepared for inclusion in the Prospectus of Citiraya Industries Ltd (the "Company") dated 20 July 2002 in connection with the Invitation in respect of 138,800,000 ordinary shares of S$0.025 each in the capital of the Company (the "Shares") at S$0.25 per Share comprising 110,000,000 New Shares and 28,800,000 Vendor Shares payable in full on application.

We have examined the profit forecast of the Company for the financial year ending 31 December 2002 set out on pages 33 and 34 of the Prospectus in accordance with Singapore Standards on Auditing applicable to the examination of prospective financial information. The Directors are responsible for the profit forecast of the Company including the assumptions on which the forecast is based.

Based on our examination of the evidence supporting the assumptions, nothing has come to our attention which causes us to believe that these assumptions do not provide a reasonable basis for the profit forecast of the Company. Further, in our opinion, the profit forecast of the Company is properly prepared on the basis of the assumptions and is presented in accordance with Singapore Statements of Accounting Standard.

Actual results are likely to be different from the forecast since anticipated events frequently do not occur as expected and the variation may be material.

Yours faithfully

Deloitte & Touche
Certified Public Accountants
Singapore

Loi Chee Keong
Partner

LETTER FROM REPORTING ACCOUNTANTS IN RELATION TO THE UNAUDITED FINANCIAL INFORMATION AS OF 30 APRIL 2002 AND FOR THE FINANCIAL PERIOD FROM 1 JANUARY 2002 TO 30 APRIL 2002

20 July 2002

The Board of Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

This letter has been prepared for inclusion in the Prospectus of Citiraya Industries Ltd (the "Company") dated 20 July 2002 in connection with the Invitation in respect of 138,800,000 ordinary shares of S$0.025 each in the capital of the Company (the "Shares") at S$0.25 per Share comprising 110,000,000 New Shares and 28,800,000 Vendor Shares.

We have reviewed the unaudited financial information of the Company as of 30 April 2002 and for the period from 1 January 2002 to 30 April 2002 as set out on pages 97 and 98 of the Prospectus. The unaudited financial information is the responsibility of the directors of the Company. Our responsibility is to issue a report on the unaudited financial information based on our review.

We conducted our review in accordance with the Singapore Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the unaudited financial information of the Company set out on pages 97 and 98 of the Prospectus is not presented fairly, in all material respects, in accordance with the accounting policies normally adopted by the Company.

Yours faithfully

Deloitte & Touche
Certified Public Accountants
Singapore

Loi Chee Keong
Partner

UNAUDITED FINANCIAL INFORMATION AS OF 30 APRIL 2002 AND FOR THE FINANCIAL PERIOD FROM 1 JANUARY 2002 TO 30 APRIL 2002

Balance Sheet	**As at 30 April 2002 S$'000**
Non-current assets	
Property, plant and equipment	23,736
Investment in associate	2,348
Current assets	
Cash	621
Trade receivables	10,328
Other receivables and prepayments	2,765
Inventories	17,249
	30,963
Less:	
Current liabilities	
Bank loans and overdrafts	11,546
Trade payables	9,887
Other payables	10,010[1]
Current portion of finance leases	122
Income tax payable	859
	32,424
Net current (liabilities)	(1,461)
Less:	
Non-current liabilities	
Finance leases	279
Long-term bank loans	8,872
Deferred income tax	1,587
	10,738
Net assets	13,885
Capital and Reserves	
Share capital	6,000
Currency translation reserve	(50)
Accumulated profits	7,935
	13,885

Note:–

(1) Does not include the approximate amount of $7.9 million short term bank loans undertaken after 30 April 2002 for the full repayment of Directors and shareholders' loans under Other Payables.

UNAUDITED FINANCIAL INFORMATION AS OF 30 APRIL 2002 AND FOR THE FINANCIAL PERIOD FROM 1 JANUARY 2002 TO 30 APRIL 2002

Profit and loss	**For the period from 1 January 2002 to 30 April 2002**
	S$'000
Revenue	12,326
Cost of Sales	(7,920)
Gross Profit	4,406
Other operating income	2,001
Distribution costs	(1,324)
Administrative expenses	(976)
Other operating expenses	(73)
Profit from operations	4,034
Finance costs	(479)
Profit before share of results of associate	3,555
Share of results of associate	60
Profit before income tax	3,615
Income tax expense	(782)
Profit attributable to shareholders	2,833

ACCOUNTANTS' REPORT

20 July 2002

The Board of Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

We have audited the accompanying financial statements of Citiraya Industries Ltd for the financial years ended 31 December 1999, 2000 and 2001 set out on pages 100 to 119. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements of the company which are expressed in Singapore Dollars, are properly drawn up in accordance with the Singapore Statements of Accounting Standard and so as to present fairly, in all material respects, the state of affairs of the company as at 31 December 1999, 2000 and 2001 and of the results, changes in equity and cash flows of the company for the financial years then ended.

This report has been prepared for inclusion in the Prospectus dated 20 July 2002 in connection with the Invitation to subscribe for 138,800,000 ordinary shares of $0.025 each in the company comprising 110,000,000 New Shares and 28,800,000 Vendor Shares.

No audited financial statements of the company have been prepared for any period subsequent to 31 December 2001.

Yours faithfully

Deloitte & Touche
Certified Public Accountants
Singapore

Loi Chee Keong
Partner

BALANCE SHEETS
AS AT 31 DECEMBER 1999, 2000 AND 2001

	Notes	1999* $'000	2000 $'000	2001 $'000
ASSETS				
Current assets:				
Cash		381	42	2,824
Trade receivables	4	5,428	10,745	16,795
Short-term investment	5	—	—	230
Other receivables and prepayments	6	1,810	695	1,127
Inventories, at cost		4,723	13,527	13,649
Total current assets		12,342	25,009	34,625
Non-current assets:				
Investment in associate	7	—	—	2,338
Club memberships, at cost		1,013	—	—
Property, plant and equipment	8	17,819	23,933	23,729
Total non-current assets		18,832	23,933	26,067
Total assets		31,174	48,942	60,692
LIABILITIES AND EQUITY				
Current liabilities:				
Bank loans and overdrafts	9	2,702	3,313	2,903
Bills payable	10	1,862	8,528	8,028
Trade payables	11	1,970	4,501	8,500
Other payables	12	9,445	12,407	18,928
Current portion of finance leases	13	141	98	138
Income tax payable		84	84	77
Total current liabilities		16,204	28,931	38,574
Non-current liabilities:				
Finance leases	13	307	299	273
Long-term bank loans	14	10,965	10,061	9,156
Deferred income tax	15	240	941	1,587
Total non-current liabilities		11,512	11,301	11,016
Capital and reserves:				
Issued capital	16	3,000	6,000	6,000
Accumulated profits		458	2,710	5,102
Total equity		3,458	8,710	11,102
Total liabilities and equity		31,174	48,942	60,692

* The statutory financial statements for 1999 were audited by another firm of auditors, Messrs G. S. Tan & Co and have been restated as detailed in Note 23.

See accompanying notes to financial statements.

PROFIT AND LOSS STATEMENTS
YEARS ENDED 31 DECEMBER 1999, 2000 AND 2001

	Notes	1999* $'000	2000 $'000	2001 $'000
Revenue	17	20,802	28,463	44,384
Cost of sales		(16,381)	(20,885)	(34,930)
Gross profit		4,421	7,578	9,454
Other operating income	18	900	1,135	67
Distribution costs		(2,444)	(3,136)	(3,750)
Administrative expenses		(476)	(1,014)	(1,300)
Other operating expenses		(151)	(197)	—
Profit from operations		2,250	4,366	4,471
Finance cost	19	(363)	(1,413)	(1,356)
Profit before share of results of associate		1,887	2,953	3,115
Share of results of associate		—	—	—
Profit before income tax	20	1,887	2,953	3,115
Income tax expense	21	(324)	(701)	(723)
Profit after income tax		1,563	2,252	2,392
Earnings per share (cents)[a]		0.36	0.51	0.54

* The statutory financial statements for 1999 were audited by another firm of auditors, Messrs G. S. Tan & Co and have been restated as detailed in Note 23.

(a) Earnings per share for the periods under review has been computed based on Pre-Invitation share capital of 440,000,000 ordinary shares of $0.025 each.

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED 31 DECEMBER 1999, 2000 AND 2001

	Issued capital $'000	Accumulated (losses) profits $'000	Total $'000
Balance at 31 December 1998	3,000	(1,105)	1,895
Net profit for the year:			
As previously stated	—	1,252	1,252
Prior year adjustment (Note 23)	—	311	311
Balance at 31 December 1999 — as restated	3,000	458	3,458
Issue of share capital	3,000	—	3,000
Net profit for the year	—	2,252	2,252
Balance at 31 December 2000	6,000	2,710	8,710
Net profit for the year	—	2,392	2,392
Balance at 31 December 2001	6,000	5,102	11,102

See accompanying notes to financial statements.

CASH FLOW STATEMENTS
YEARS ENDED 31 DECEMBER 1999, 2000 AND 2001

	1999 $'000	2000 $'000	2001 $'000
Cash flows from operating activities:			
Profit before share of results of associate	1,887	2,953	3,115
Adjustments for:			
Depreciation expense	582	560	1,148
Allowances for doubtful trade debts	—	197	—
Interest income	(1)	—	(1)
Interest expense	363	1,413	1,356
Gain on disposal of plant and equipment	(2)	(974)	(1)
Operating profit before working capital changes	2,829	4,149	5,617
Trade receivables	(3,371)	(5,514)	(6,050)
Short-term investment	—	—	(230)
Other receivables and prepayments	(852)	1,115	(432)
Inventories	(3,728)	(8,804)	(122)
Bills payable	1,862	6,666	(500)
Trade payables	1,080	2,531	3,999
Other payables	(24)	985	1,720
Cash (used in) generated from operations	(2,204)	1,128	4,002
Interest paid	(363)	(1,413)	(1,356)
Interest received	1	—	1
Income tax paid	—	—	(84)
Net cash (used in) from operating activities	(2,566)	(285)	2,563
Cash flows from investing activities:			
Disposal of plant and equipment	6	2,748	31
Purchase of property, plant and equipment	(13,180)	(8,448)	(974)
Club memberships	(1,013)	1,013	—
Acquisition of associate	—	—	(2,338)
Net cash used in investing activities	(14,187)	(4,687)	(3,281)
Cash flows from financing activities:			
Proceeds from issuing shares	—	3,000	—
Other payables	5,677	1,977	4,801
Finance leases	378	(51)	14
Bank loans	9,190	(905)	(904)
Net cash from financing activities	15,245	4,021	3,911
Net (decrease) increase in cash and cash equivalents	(1,508)	(951)	3,193
Cash and cash equivalents (Overdrawn) at beginning of year	92	(1,416)	(2,367)
Cash and cash equivalents (Overdrawn) at end of year (Note 24)	(1,416)	(2,367)	826

NOTES TO FINANCIAL STATEMENTS
31 December 1999, 2000 and 2001

1. GENERAL

The company was incorporated in the Republic of Singapore on 28 November 1992 as a private limited company under the name of Suzida Industries (Pte) Limited. The company changed its name to Citiraya Industries Pte Ltd with effect from 2 November 1995. On 14 June 2002, the company was converted into a public limited company and its name was changed to Citiraya Industries Ltd. Its registered office and principal place of business is at 65 Tech Park Crescent, Singapore 637787. The financial statements are expressed in Singapore dollars.

The principal activities of the company are those relating to the provision of a one-stop recycling and processing service centre for the electronics industry and the trading of plastics and non-precious metal materials.

Deloitte & Touche, Singapore has acted as auditors of the company for the financial years ended 31 December 2000 and 2001. The statutory financial statements of the company for the financial year ended 31 December 1999 were audited by another firm of certified public accountants, Messrs G. S. Tan & Co.

The financial statements of the company for the financial years ended 31 December 1999, 2000 and 2001 were authorised for issue by the Board of Directors at their meetings held on 18 May 2001, 31 December 2001 and 12 April 2002 respectively.

The audited financial statements for the financial years ended 31 December 1999, 2000 and 2001 were not subject to any qualification.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING — The financial statements are prepared in accordance with the historical cost convention and are drawn up in accordance with the Singapore Statements of Accounting Standard.

FOREIGN CURRENCY TRANSACTIONS — Transactions in foreign currencies are recorded in Singapore dollars at the rates ruling at the dates of the transactions. At each balance sheet date, recorded monetary balances and balances carried at fair value that are denominated in foreign currencies are reported at the rates ruling at the balance sheet date. All realised and unrealised exchange adjustment gains and losses are dealt with in the profit and loss statement.

INVENTORIES — Inventories, comprising goods held for resale, are measured at the lower of cost (first-in, first-out method) and net realisable value. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

REVENUE RECOGNITION — Revenue from sale of goods is recognised when significant risks and rewards of ownership are transferred to the buyer and the amount of revenue and the costs of the transaction (including future costs) can be measured reliably. Revenue from rendering of services that are of a short duration is recognised when the services are completed.

ASSOCIATE — An associate is an enterprise over which the company is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee. The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such investment is reduced to recognise any decline in the net recoverable value of the individual investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

LEASES — Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the company at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the profit and loss statement over the term of the relevant lease using the effective interest rate method.

Rentals payable under operating leases are charged to the profit and loss statement on a straight-line basis over the term of the relevant lease.

INCOME TAX — Tax expense is determined on the basis of tax effect accounting, using the liability method, and it is applied to all significant temporary differences arising between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the assets are realised or the liabilities are settled. Deferred tax is charged or credited to the profit and loss statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority.

PROPERTY, PLANT AND EQUIPMENT — Property, plant and equipment are carried at cost less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying amount.

Depreciation is charged so as to write off the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Leasehold properties and improvements	—	3% to 6%
Plant and equipment	—	10% to 15%
Motor vehicles	—	20%
Office equipment	—	20%
Renovations	—	20%

Fully depreciated assets still in use are retained in the financial statements.

No depreciation is provided on construction-in-progress.

SHORT-TERM INVESTMENTS — Short-term investments are stated at cost less impairment losses recognised where the investment's carrying amount exceeds its estimated recoverable value.

IMPAIRMENT OF ASSETS — At each balance sheet date, the company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

PROVISIONS — Provisions are recognised when the company has a present obligation as a result of a past event where it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

FINANCIAL ASSETS — Financial assets include cash and bank balances, trade and other receivables and short-term investment. Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Short-term investment is stated on the basis described above.

FINANCIAL LIABILITIES — Financial liabilities are classified according to the substance of the contractual arrangements entered into. Financial liabilities include finance lease obligations, bills payable and trade and other payables, bank loans and overdrafts. The accounting policy adopted for finance lease obligations is outlined above. Bills payable, trade and other payables are stated at their nominal value. Bank loans and overdrafts are recorded at the proceeds received, net of transaction costs. Finance costs are accounted for on an accrual basis (effective yield method) and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

RETIREMENT BENEFIT COSTS — Payments to defined contribution retirement benefit plans (including state-managed retirement benefit schemes) are charged as an expense as they fall due.

CLUB MEMBERSHIPS — The transferable club memberships are stated at cost less impairment losses recognised where the carrying amount exceeds its estimated recoverable value.

3. RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the company's transactions and arrangements are with related parties and the effect of these on the basis determined between the parties are reflected in these financial statements. The balances are unsecured, without fixed repayment terms and interest unless stated otherwise.

Significant related party transactions:

	1999	2000	2001
	$'000	$'000	$'000
Sale of goods	(934)	(1,887)	(2,361)
Other operating income	(31)	—	(2)
Purchases of goods	4,215	9,510	1,288
Purchases of plant and equipment	—	—	416
Purchases of club memberships	1,013	—	—
Rental expense	—	—	660
Other charges	9	12	122
Proceeds from sale of plant and equipment (net)	—	(2,693)	—

4. TRADE RECEIVABLES

	1999 $'000	2000 $'000	2001 $'000
Outside parties	5,424	10,833	16,299
Less: Allowances for doubtful debts	—	(197)	(180)
	5,424	10,636	16,119
Related parties (Note 3)	4	109	676
	5,428	10,745	16,795
Movements in allowances:			
Balance at beginning of year	—	—	197
Charge to profit and loss	—	197	—
Utilised during the year	—	—	(17)
Balance at end of year	—	197	180

5. SHORT-TERM INVESTMENT

	1999 $'000	2000 $'000	2001 $'000
Unquoted equity shares, at cost	—	—	230

Name of company	Effective equity interest held			Cost of investment			Principal activities/ Country of operations
	1999 %	2000 %	2001 %	1999 $'000	2000 $'000	2001 $'000	
Citiraya Reciclagem Ltda.	—	—	60	—	—	230	Collect, segregate, export and sell scrap materials, products and machines. (Brazil) (a)

(a) Audited by overseas practice of Deloitte Touche Tohmatsu.

The subsidiary was acquired for the intention of disposal within the next twelve months from date of acquisition.

6. OTHER RECEIVABLES AND PREPAYMENTS

	1999 $'000	2000 $'000	2001 $'000
Related parties (Note 3)	363	130	317
Advances to suppliers	—	400	524
Deposits	646	35	47
Prepayments	21	1	126
Other receivables	780	129	113
	1,810	695	1,127

7. INVESTMENT IN ASSOCIATE

	1999 $'000	2000 $'000	2001 $'000
Unquoted equity shares, at cost	—	—	2,338
Share of post-acquisition accumulated result	—	—	—
	—	—	2,338

Name of company	Effective equity interest held			Cost of investment			Principal activities/ Country of operations
	1999 %	2000 %	2001 %	1999 $'000	2000 $'000	2001 $'000	
Citiraya Technology Inc.	—	—	22.5	—	—	2,338	Waste-cleaning and waste disposition (Taiwan)[a]

(a) Audited by another firm of auditors, Ernst & Young.

8. PROPERTY, PLANT AND EQUIPMENT

	Leasehold properties and improvements $'000	Plant and equipment $'000	Motor vehicles $'000	Office equipment $'000	Renovations $'000	Construction-in-progress $'000	Total $'000
Cost:							
At 31 December 1998	3,370	2,329	142	93	—	—	5,934
Additions	12,098	407	530	145	—	—	13,180
Disposals	—	(4)	—	—	—	—	(4)
At 31 December 1999	15,468	2,732	672	238	—	—	19,110
Reclassification	—	127	—	(132)	5	—	—
Additions	379	369	143	388	199	6,970	8,448
Disposals	—	(2,327)	(96)	—	—	—	(2,423)
At 31 December 2000	15,847	901	719	494	204	6,970	25,135
Reclassification	—	6,970	—	—	—	(6,970)	—
Additions	—	180	185	227	382	—	974
Disposals	—	—	(30)	—	—	—	(30)
At 31 December 2001	15,847	8,051	874	721	586	—	26,079
Accumulated depreciation:							
At 31 December 1998	254	409	16	30	—	—	709
Depreciation for the year	127	273	134	48	—	—	582
Disposals	—	—	—	—	—	—	—
At 31 December 1999	381	682	150	78	—	—	1,291
Reclassification	—	26	—	(27)	1	—	—
Depreciation for the year	310	53	117	55	25	—	560
Disposals	—	(616)	(33)	—	—	—	(649)
At 31 December 2000	691	145	234	106	26	—	1,202
Depreciation for the year	354	485	144	121	44	—	1,148
Disposals	—	—	—	—	—	—	—
At 31 December 2001	1,045	630	378	227	70	—	2,350

8. PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

	Leasehold properties and improvements $'000	Plant and equipment $'000	Motor vehicles $'000	Office equipment $'000	Renovations $'000	Construction-in-progress $'000	Total $'000
Net book value:							
At 31 December 1999	15,087	2,050	522	160	—	—	17,819
At 31 December 2000	15,156	756	485	388	178	6,970	23,933
At 31 December 2001	14,802	7,421	496	494	516	—	23,729

Certain motor vehicles and plant and equipment with a net book value of $508,000 (2000: $528,000 and 1999: $539,000) are under finance lease agreements (Note 13).

Leasehold properties and improvements with net book value of $14,802,000 (2000: $15,156,000 and 1999: $15,087,000) are under mortgage with banks (Note 14).

9. BANK LOANS AND OVERDRAFTS

	1999 $'000	2000 $'000	2001 $'000
Bank overdrafts — unsecured	797	1,409	998
Bank overdrafts — secured	1,000	1,000	1,000
Short-term portion of long-term bank loans — secured (Note 14)	905	904	905
	2,702	3,313	2,903

The secured bank overdrafts and other banking facilities are obtained on the same terms and conditions as the long-term bank loans set out in Note 14 to the financial statements.

The bank overdrafts bear interest at 6% to 6.375% (2000: 6.625% to 6.375% and 1999: 6.625% to 8.875%) per annum.

10. BILLS PAYABLE

The bills payable are obtained on the same terms and conditions as the long-term bank loans set out in Note 14 to the financial statements.

11. TRADE PAYABLES

	1999 $'000	2000 $'000	2001 $'000
Outside parties	952	4,089	8,139
Related parties (Note 3)	1,018	412	361
	1,970	4,501	8,500

12. OTHER PAYABLES

	1999 $'000	2000 $'000	2001 $'000
Directors/shareholders	7,863	9,990	14,791
Related parties (Note 3)	1,013	—	154
Shareholder	150	—	—
Accruals for purchase of plant and equipment	—	1,605	766
Deposit received	—	—	1,860
Other payables	419	812	1,357
	9,445	12,407	18,928

The amounts owing to a shareholder and directors/shareholders are non-trade, unsecured, interest-free and have no fixed terms of repayment.

Deposit received represents a deposit for the purchase of the rights to use the name "Citiraya" and to be allowed to use the technology from the company for the purposes of establishing and operating an electronic recycling business in China for a period of 5 years. The customer undertakes to operate strictly on the specific recycling plant and machinery supplied by the company. The deposit will be forfeited by the company should the customer fail to commence the electronic recycling business in China within a year from December 15, 2001. However, should the customer fulfil this condition, the deposit will be treated as deposit towards the ordering of recycling plant and machinery from the company.

13. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments			Present value of minimum lease payments		
	1999	2000	2001	1999	2000	2001
	$'000	$'000	$'000	$'000	$'000	$'000
Amounts payable under finance leases:						
Within one year	164	123	164	141	98	138
In the second to fifth years inclusive	335	302	328	280	253	273
After five years	33	54	—	27	46	—
	532	479	492	448	397	411
Less: Future finance charges	(84)	(82)	(81)	NA	NA	NA
Present value of lease obligations	448	397	411	448	397	411
Less: Amount due for settlement within 12 months (shown under current liabilities)				(141)	(98)	(138)
Amount due for settlement after 12 months				307	299	273

The average effective borrowing rate was 7% (2000: 7% and 1999: 7%) per annum.

14. LONG-TERM BANK LOANS

	1999	2000	2001
	$'000	$'000	$'000
Bank loans:			
Term loan 1 (Note a)	2,850	2,550	2,250
Term loan 2 (Note b)	9,020	8,415	7,811
Total	11,870	10,965	10,061
Current portion (Note 9)	(905)	(904)	(905)
Non-current portion	10,965	10,061	9,156

(a) The term loan bears interest at 6% to 6.375% (2000: 6.375% and 1999: 6.625%) per annum and is repayable over 120 monthly instalments commencing from July 1999.

(b) The term loan bears interest at 6% to 6.375% (2000: 6.375% and 1999: 6.625%) per annum and is repayable over 180 monthly instalments commencing from December 1999.

The bank overdrafts, other banking facilities and bank loans are secured as follows:

(i) legal mortgage on all of the company's leasehold properties;

(ii) a debenture by way of fixed and floating charges on all assets of the company, past, present and future for all monies owing; and

(iii) guaranteed by two directors of the company.

15. DEFERRED INCOME TAX

	1999 $'000	2000 $'000	2001 $'000
Balance at beginning of year	—	240	941
Charge to profit and loss	240	701	646
Balance at end of year	240	941	1,587

This represents the tax effect of the excess of the net book value over the tax written down value of qualifying property, plant and equipment.

16. ISSUED CAPITAL

	1999 $'000	2000 $'000	2001 $'000
Authorised:			
20,000,000 ordinary shares of $1 each (2000: 20,000,000 and 1999: 3,000,000)	3,000	20,000	20,000
Issued and fully paid:			
6,000,000 ordinary shares of $1 each (2000: 6,000,000 and 1999: 3,000,000)	3,000	6,000	6,000

In 2000, the company increased its authorised share capital from $3,000,000 to $20,000,000 by the creation of an additional 17,000,000 ordinary shares of $1 each.

In 2000, the company issued 3,000,000 ordinary shares of $1 each at par for cash and the proceeds were used for working capital purposes.

17. REVENUE

	1999 $'000	2000 $'000	2001 $'000
Sale of goods	20,802	28,369	44,119
Rendering of services	—	94	265
	20,802	28,463	44,384

18. OTHER OPERATING INCOME

	1999 $'000	2000 $'000	2001 $'000
Gain on disposal of plant and equipment	2	974	1
Commission income	763	—	—
Foreign currency exchange adjustment gain	—	101	36
Bad trade debts recovered	—	—	17
Interest income from non-related companies	1	—	1
Others	134	60	12
	900	1,135	67

19. FINANCE COST

	1999 $'000	2000 $'000	2001 $'000
Interest expense to non-related companies:			
Bank borrowings	350	1,396	1,334
Finance leases	13	17	22
	363	1,413	1,356

20. PROFIT BEFORE INCOME TAX

In addition to the charges and credits disclosed elsewhere in the notes to the profit and loss statement, this item includes the following charges:

	1999 $'000	2000 $'000	2001 $'000
Directors' remuneration	487	644	789
Auditors' remuneration	10	30	38
Depreciation expense	582	560	1,148
Allowance for doubtful trade debts	—	197	—
Foreign currency exchange adjustment loss	151	—	—

21. INCOME TAX EXPENSE

	1999 $'000	2000 $'000	2001 $'000
Current	84	—	77
Deferred	240	701	646
	324	701	723

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 24.5% (2000: 25.5% and 1999: 26%) to profit before income tax as a result of the following differences:

	1999 $'000	2000 $'000	2001 $'000
Income tax expense at statutory rate	491	753	763
Non-taxable items	(47)	(52)	(40)
Prior years' tax loss carryforwards utilised	(120)	—	—
Total income tax expense	324	701	723

22. STAFF COSTS

	1999 $'000	2000 $'000	2001 $'000
Staff costs (including directors' remuneration) for the year	1,229	1,721	2,769
Cost of defined contributions plans included in staff costs	92	166	276

	1999	2000	2001
Number of employees (including directors) as at 31 December	43	56	61

23. PRIOR YEAR ADJUSTMENT

The prior year adjustment arose in 1999 as an incorrect foreign currency rate was used to record a foreign currency denominated purchase of goods into Singapore dollars. This resulted in the prior year's cost of sales being overstated by $311,000 and the other payables due to directors/shareholders overstated by the same amount.

24. CASH AND CASH EQUIVALENTS IN THE CASH FLOW STATEMENTS

	1999 $'000	2000 $'000	2001 $'000
Cash	381	42	2,824
Bank overdrafts (Note 9)	(1,797)	(2,409)	(1,998)
	(1,416)	(2,367)	826

25. CONTINGENT LIABILITIES

	1999 $'000	2000 $'000	2001 $'000
Bankers' guarantees (secured)	50	95	10

26. OPERATING LEASE COMMITMENTS

	1999 $'000	2000 $'000	2001 $'000
Minimum lease payments paid under operating leases	73	72	730

At the balance sheet date, the commitments in respect of operating leases with a term of more than one year were as follows:

	1999 $'000	2000 $'000	2001 $'000
Within one year	72	72	732
In the second to fifth years inclusive	289	289	949
After five years	1,336	1,264	1,192

27. FORWARD CONTRACTS

In the normal course of business, the company entered into forward exchange contracts to purchase and sell foreign currencies to meet its purchase obligations.

The valuation of financial instruments not recognised in the balance sheet reflects amounts which the company expects to pay to terminate the contracts or replace the contracts at their current market rates at the balance sheet date. The net fair value of financial instruments not recognised in the financial statements is insignificant.

As at year end, the company had the following outstanding commitments:

	1999 $'000	2000 $'000	2001 $'000
Bought contracts	—	THB23,119	—
Sold contracts	—	S$950	—

28. FINANCIAL RISK MANAGEMENT

(a) Credit risk

The company's account receivables relates to sales to third parties and related parties. The company performs ongoing credit evaluation of its customer's financial condition and generally does not require collateral on accounts receivable.

The company does not have any significant credit exposure to any single counterparty or any group of counterparties having similar characteristics.

(b) Interest rate risk

The company's interest rate risk relates to interest bearing debts as the company does not have any long-term interest bearing assets at the balance sheet date.

The interest rates and terms of repayment of short-term and long-term debts of the company are disclosed in Notes 9, 13 and 14.

(c) Foreign currency risk

The company's foreign currency exposures arise mainly from the exchange rate movements of the United States dollars, Japanese Yen and Singapore dollars, which is also the company's reporting currency. Those exposures are managed using natural hedges that arise from offsetting assets and liabilities that are denominated in foreign currencies.

(d) Liquidity risk

Liquidity risk refers to the risk in which the company is unable to meet its short-term obligations. Liquidity risk is minimal and is managed by matching the payments and receipts cycle. The company's operations are financed mainly through equity, bank borrowings, other payables to directors/shareholders and accumulated profits.

(e) Fair value of financial assets and financial liabilities

The fair value of financial assets and financial liabilities reported in the balance sheet approximates the carrying amount of those assets and liabilities.

29. SEGMENT REPORTING

The company operates in two business segments — recycling and trading. The dominant source and nature of the company's risks and returns are based on business segments. Therefore, the primary segment of the company is business segment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business Segments

The company has the following main business segments:

Recycling — Provision of a one-stop recycling and processing service centre for the electronics industry.

Trading — Trading of plastics and non-precious metal materials.

	Recycling			Trading			Total		
	1999	2000	2001	1999	2000	2001	1999	2000	2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue	7,461	11,237	17,489	13,341	17,226	26,895	20,802	28,463	44,384
Results:									
Segment result	903	2,423	3,054	1,347	1,943	1,417	2,250	4,366	4,471
Finance cost	(243)	(1,060)	(932)	(120)	(353)	(424)	(363)	(1,413)	(1,356)
Profit before income tax	660	1,363	2,122	1,227	1,590	993	1,887	2,953	3,115
Income tax							(324)	(701)	(723)
Profit after income tax							1,563	2,252	2,392
Other information:									
Additions to property, plant and equipment	11,915	7,603	710	1,265	845	264	13,180	8,448	974
Depreciation expense	538	516	951	44	44	197	582	560	1,148
Assets:									
Segment assets	23,917	40,050	45,747	7,257	8,892	12,607	31,174	48,942	58,354
Investment in associate							—	—	2,338
Total assets							31,174	48,942	60,692
Liabilities:									
Segment liabilities	11,949	22,893	31,911	1,328	2,543	3,545	13,277	25,436	35,456
Bank loans and overdrafts							13,667	13,374	12,059
Obligations under finance leases							448	397	411
Income tax payable							84	84	77
Deferred income tax							240	941	1,587
Total liabilities							27,716	40,232	49,590

29. SEGMENT REPORTING *(cont'd)*

Geographical segments by location of customers

The following table shows the revenue, total assets and additions to property, plant and equipment by the geographical segments based on location of customers:

	Revenue			Total assets			Additions to property, plant and equipment		
	1999	2000	2001	1999	2000	2001	1999	2000	2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Asia	18,548	23,007	35,139	25,350	28,439	34,052	10,221	4,794	564
Rest of the world (mainly Europe)	2,254	5,456	9,245	5,824	20,503	26,640	2,959	3,654	410
	20,802	28,463	44,384	31,174	48,942	60,692	13,180	8,448	974

Segment revenue and expenses

Segment revenue and expenses are directly attributable to the segments.

Segment assets and liabilities

Segment assets and liabilities include all operating assets and liabilities used by a segment.

30. SUBSEQUENT EVENTS

Subsequent to 31 December 2001, at an Extraordinary General Meeting held on 13 June 2002 the shareholders approved, *inter alia*, the following:

(a) an increase in the authorised share capital from $20,000,000 to $50,000,000 comprising 50,000,000 ordinary shares of $1.00 each;

(b) the capitalisation of $5,000,000 from accumulated profits for a bonus issue of 5,000,000 fully paid ordinary shares of $1.00 each to the existing shareholders;

(c) the sub-division of each ordinary share of $1.00 each in the capital of the company into 40 ordinary shares of $0.025 each (the "Sub-division of Shares");

(d) the conversion of the company into a public limited company and the change of its name to Citiraya Industries Ltd;

(e) the adoption of a new set of Articles of Association of the company;

(f) the adoption of the Citiraya Share Option Scheme and that the directors of the company be authorised to allot and issue shares upon the exercise of options granted under the Citiraya Share Option Scheme;

(g) the issue of 110,000,000 New Shares which, when fully paid, allotted and issued, will rank *pari passu* in all respects with the existing Shares of the company; and

(h) the authorisation of the directors, pursuant to Section 161 of the Singapore Companies Act, to issue Shares in the company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the directors may in their absolute discretion deem fit provided that the aggregate number of Shares issued pursuant to such authority shall not exceed 50% of the issued share capital of the company immediately prior to the proposed issue and provided that the aggregate number of such Shares to be issued other than on a pro rata basis to the existing shareholders shall not exceed 20% of the issued share capital of the company immediately prior to the proposed issue, and, unless revoked or varied by the company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the company or the date by which the next Annual General Meeting of the company is required by law to be held, whichever is the earlier.

31. NET TANGIBLE ASSET BACKING OF THE COMPANY

The net tangible asset backing of the company for each ordinary share of $0.025 each is based on the balance sheet of the company as at 31 December 2001 after taking into consideration the capitalisation of accumulated profits for bonus shares issue and sub-division of the par value of the ordinary shares and the issue of 110,000,000 New Shares of $0.025 each at $0.25 per share, which forms the subject of the Invitation, and the proceeds and estimated expenses in connection therewith.

	$'000
Net tangible assets	
Net tangible assets of the company as at 31 December 2001	11,102
Proceeds from the issue of 110,000,000 New Shares of $0.025 each at $0.25 per share, which forms the subject of the Invitation	27,500
Less: Estimated expenses of the Invitation	(1,708)
	36,894

	Number of shares
Issued share capital	
Issued and paid up share capital as at 31 December 2001	6,000,000
Capitalisation of accumulated profits for bonus shares issue	5,000,000
Issued and paid up share capital after bonus issue	11,000,000
Sub-division of the par value of the ordinary shares from $1.00 to $0.025 per share	440,000,000
Issue of New Shares of $0.025 each in connection with the Invitation	110,000,000
Issued and paid up share capital after the Invitation	550,000,000
Net tangible asset backing per $0.025 share	6.71 cents

32. DIVIDENDS

The company has not paid or proposed any dividend since its incorporation.

CLEARANCE AND SETTLEMENT

Upon listing and quotation on SGX-ST, our Shares will be traded under the book-entry settlement system of CDP, and all dealings in and transactions of our Shares through the SGX-ST will be effected in accordance with the terms and conditions for the operation of securities accounts with CDP, as amended from time to time.

Our Shares will be registered in the name of CDP or its nominee and held by CDP for and on behalf of persons who maintain, either directly or through depository agents, securities accounts with CDP. Persons named as direct securities account holders and depository agents in the depository register maintained by CDP, rather than CDP itself, will be treated, under our Articles of Association and the Act, as members of our Company in respect of the number of Shares credited to their respective securities accounts.

Persons holding our Shares in securities account with CDP may withdraw the number of our Shares they own from the book-entry settlement system in the form of physical share certificates. Such share certificates will, however, not be valid for delivery pursuant to trades transacted on the SGX-ST, although they will be *prima facie* evidence of title and may be transferred in accordance with our Articles of Association. A fee of S$10.00 for each withdrawal of 1,000 Shares or less and a fee of S$25.00 for each withdrawal of more than 1,000 Shares is payable upon withdrawing our Shares from the book-entry settlement system and obtaining physical share certificates. In addition, a fee of S$2.00 or such other amount as our Directors may decide, is payable to the share registrar for each share certificate issued and a stamp duty of S$10.00 is also payable where our Shares are withdrawn in the name of the person withdrawing our Shares or S$0.20 per S$100.00 or part thereof of the last transacted price where it is withdrawn in the name of a third party. Persons holding physical share certificates who wish to trade on the SGX-ST must deposit with CDP their share certificates together with the duly executed and stamped instruments of transfer in favour of CDP, and have their respective securities accounts credited with the number of Shares deposited before they can effect the desired trades. A fee of S$20.00 is payable upon the deposit of each instrument of transfer with CDP.

Transactions in our Shares under the book-entry settlement system will be reflected by the seller's securities account being debited with the number of Shares sold and the buyer's securities account being credited with the number of Shares acquired. No transfer of stamp duty is currently payable for our Shares that are settled on a book-entry basis.

A Singapore clearing fee for trades in Shares on the SGX-ST is payable at the rate of 0.05% of the transaction value subject to a maximum of S$100 per transaction. The clearing fee, instrument of transfer deposit fee and share withdrawal fee may be subject to Singapore Goods and Services Tax of 3%.

Dealings of our Shares will be carried out in Singapore dollars and will be effected for settlement on CDP on a scripless basis. Settlement of trades on a normal "ready" basis on the SGX-ST generally takes place on the third business day following the transaction date, and payment for the securities is generally settled on the following business day. CDP holds securities on behalf of investors in securities accounts. An investor may open a direct account with CDP or a sub-account with a CDP depository agent. The CDP depository agent may be a member company of the SGX-ST, bank, merchant bank or trust company.

1. SHARE CAPITAL

(a) As at the date of this Prospectus, there is only one class of shares in the capital of our Company. There are no founder, management or deferred shares. The rights and privileges attached to our Shares are stated in the Articles of Association of our Company.

(b) Our Company was incorporated on 28 November 1992. It presently has an authorised share capital of $50,000,000 divided into 2,000,000,000 shares of $0.025 each.

(c) Upon completion of the Invitation, the issued and paid-up share capital of our Company will be increased to $13,750,000 divided into 550,000,000 Shares.

(d) Save as disclosed below, there were no changes in the issued and paid-up share capital of our Company or our associated company within the three (3) years preceding the date of this Prospectus.

Company	Date	Number of shares Issued	Purpose of Issue	Resultant Issued Share Capital
Citiraya	4 January 2000	3,000,000	Repayment of shareholder's loans	S$6,000,000
	14 June 2002	5,000,000	Capitalisation of accumulated profits	S$11,000,000
Citiraya (Taiwan)	3 October 1999	3,999,000	Working capital	NT$99,990,000
	27 December 2000	10,001,000	Working capital	NT$200,000,000

(e) Save as disclosed in paragraph (d) above, no shares in or debentures of our Company or our associated company have been issued, or is proposed to be issued, as fully or partly paid-up for cash, or for a consideration other than cash during the last 3 years preceding the date of this Prospectus.

(f) Save for Options on 16,500,000 Shares granted under our Citiraya Share Option Scheme, no person has been, or is entitled to be, given an option to subscribe for any shares in or debentures of our Company or our associated company and no shares in, or debentures of, our Company or our associated company are under option or agreed conditionally or unconditionally to be put under option.

2. INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS

(a) The names, ages, addresses and current occupations of our Directors and Executive Officers are set out on pages 78 to 83 of this Prospectus.

(b) Information on the business and working experiences of our Directors is set out on pages 78 to 79 of this Prospectus.

(c) The list of present and past directorships of each Director for the last 5 years is set out on pages 80 and 81 of this Prospectus.

(d) Information on the business and working experiences of our Executive Officers is set out on pages 82 and 83 of this Prospectus.

(e) The list of present and past directorships of each Executive Officer for the last 5 years is set out on page 83 of this Prospectus.

(f) Save as disclosed on page 45 of this Prospectus, none of our Directors and Executive Officers is related to one another or to any substantial shareholder of our Company.

(g) The interests of our Directors and substantial shareholders in our Shares as at the date of this Prospectus and as recorded in the Register of Directors' Shareholdings and the Register of substantial shareholders maintained under the provisions of the Act are as follows:–

	Shares registered in the names of Directors and substantial shareholders		**Shares in which our Directors and substantial shareholders are deemed to have an interest**	
Directors	**No. of Shares**	**%**	**No. of Shares**	**%**
Lim Chun Leng Michael	—	—	—	—
Ng Ah Hua Raymond(1)	199,100,000	45.25	101,200,000	23.0
Ng Teck Lee(1)	79,200,000	18.0	221,100,000	50.25
Lai Wee Ngen William	22,000,000	5.0	—	—
Seow Siew Lan	16,500,000	3.75	—	—
Tan Gim Soo	—	—	—	—
Lim Poh Kiat	—	—	—	—
Substantial shareholders (5% or more) other than Directors				
Ng Teck Boon(1)	22,000,000	5.0	278,300,000	63.25
Kuo Ming-Tsung	22,000,000	5.0	—	—
Chen Ho-Ching	22,000,000	5.0	—	—

Notes:–

(1) Messrs Ng Ah Hua Raymond, Ng Teck Lee and Ng Teck Boon are siblings and are therefore deemed interested in each other's Shares.

Save as disclosed above, no Director has any interest in our Shares, including the New Shares, which are the subject of this Invitation.

(h) There is no shareholding qualification for Directors in the Articles of Association of our Company.

(i) Save as disclosed below, none of our Directors or Executive Officers is or was involved in any of the following events:–

(i) a petition under any bankruptcy laws filed in any jurisdiction against him or any partnership in which he was a partner or any corporation of which he was a director or an executive officer in the last 10 years;

(ii) unsatisfied judgements outstanding against him;

(iii) a conviction of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for three months or more, or charged for violation of any securities laws or any such pending criminal proceeding against him;

(iv) a conviction of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations;

(v) the subject of judgement in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty or any such pending civil proceeding against him;

(vi) a conviction in Singapore or elsewhere of any offence in connection with the formation or management of any corporation;

(vii) disqualification from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company;

(viii) the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining him from engaging in any type of business practice or activity; and

(ix) the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Act, or other securities enactment or by any other regulatory body in connection with any matter involving the company or partnership occurring or arising during the period when he was so concerned with the company or partnership.

On or about 1990, Mr Ng Teck Lee was charged by the police for receiving stolen goods. NTL had purchased electronic scraps from a dealer who was alleged to have been selling stolen goods. Mr Ng Teck Lee was acquitted of the said charge.

In 2000, Messrs Ng Ah Hua Raymond and Lai Wee Ngen William were directors of a private residential development company that was late in filing its accounts with the Controller of Housing (the "Controller"). The Controller imposed a one year restriction on any development company of which Messrs Ng Ah Hua Raymond and Lai Wee Ngen William are directors from applying for a "sale licence".

Elsternwick Pte Ltd in which Ms Seow Siew Lan is a director was fined $1,000 under section 5(1)(a) of the Medicines Act (Cap. 176) for selling a medicinal product without a product licence in October 2001.

(j) Save as disclosed on pages 84 and 85 of this Prospectus, there are no existing or proposed service contracts between our Directors and our Company.

(k) The aggregate emoluments (including CPF thereon) paid or distributed by our Company to our Directors for services rendered in all capacities to our Company for FY2001 amounted to approximately $777,034. For FY2001, had the Service Agreements been in place, the aggregate fees and remuneration payable to our Directors under the arrangements with our Company in force as at the date of this Prospectus are estimated to be approximately $962,652 (including profit sharing and CPF thereon).

(l) Save for Options on 16,500,000 Shares granted under our Citiraya Share Option Scheme, no option to subscribe for shares in, or debentures of our Company or of our associated company has been granted to, or was exercised by, any Director or Executive Officer within the last financial year.

(m) Save as disclosed on pages 65 to 72 of this Prospectus, none of our Directors or substantial shareholders is interested, directly or indirectly, in the promotion of, or in any assets acquired or disposed of by, or leased to, our Company within the two years preceding the date of this Prospectus, or in any proposal for such acquisition or disposal or lease as aforesaid.

(n) None of our Directors, Executive Officers or substantial shareholders has any interest, direct or indirect, in any company carrying on the same trade as our Company.

(o) Save as disclosed on pages 65 to 72 of this Prospectus, none of our Directors is materially interested in any existing contract or arrangement subsisting at the date of this Prospectus which is significant in relation to the business of our Company.

(p) Save as disclosed on page 72 of this Prospectus, no sum or benefit has been paid or has been agreed to be paid to any Director or to any firm in which a Director is a partner or corporation in which such Director holds shares or debentures in cash or in shares or otherwise by any person to induce him to become, or to qualify him as, a Director or otherwise for services rendered by him or such firm or corporation in connection with the promotion or formation of our Company.

3. MEMORANDUM AND ARTICLES OF ASSOCIATION

Memorandum of Association

Objects and Purposes

The Memorandum of Association of our Company states, among others, that the liability of members of our Company is limited, and that the objects for which our Company is established include those of a holding and investment company.

The objects of our Company are set out in full in Clause 3 of the Memorandum of Association which is available for inspection at our registered office as stated in the section titled "Documents for Inspection".

The complete listing of our objects and purposes can be found at pages 1 to 5 of our Company's Memorandum of Association.

Articles of Association

The provisions in the Articles of Association with respect to: (a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body; (c) borrowing powers exercisable by the directors and how such borrowing powers can be varied; (d) retirement or non-retirement of directors under an age limit requirement; (e) number of shares, if any, required for director's qualification; and (f) directors' remuneration, are as follows:–

Article 75

Subject as hereinafter provided, the Directors, all of whom shall be natural persons, shall not be less than two nor more than nine in number. The Company may by Ordinary Resolution from time to time vary the maximum number of Directors.

Article 76

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at General Meetings.

Article 77

The ordinary remuneration of the Directors, which shall from time to time be determined by an Ordinary Resolution of the Company, shall not be increased except pursuant to an Ordinary Resolution passed at a General Meeting where notice of the proposed increase shall have been given in the notice convening the General Meeting and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. The ordinary remuneration of an executive Director may not include a commission on or a percentage of turnover and the ordinary remuneration of a non-executive Director shall be a fixed sum, and not by a commission on or a percentage of profits or turnover.

Article 78

Any Director who holds any executive office, or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine, other than by a commission on or percentage of commission or turnover, Provided that such extra remuneration (in case of an executive Director) shall not by way of commission on or a percentage of turnover and (in the case of a non-executive Director) shall be by a fixed sum, and not by a commission on or a percentage of profits or turnover.

Article 79

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise in or about the business of the Company.

Article 80

The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director for the time being holding any executive office and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Article 81

A Director may be party to or be in any way interested in any contract or arrangement or transaction to which the Company is a party or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of Auditor of the Company or any Subsidiary thereof) under the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

Article 86

The remuneration of a Managing Director shall from time to time be fixed by the Directors and may subject to these presents be by way of salary or commission or participation in profits or by any or all these modes but he shall not under any circumstances be remunerated by a commission on or a percentage of turnover.

Article 88

The Company may by Ordinary Resolution appoint any person to be a Director either as an additional Director or to fill a casual vacancy. Without prejudice thereto the Directors shall also have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number fixed by or in accordance with these presents. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Article 89

At each Annual General Meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation, Provided that no Director holding office as Managing Director shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire. For the avoidance of doubt, each Director (other than a Director holding office as Managing Director) shall retire at least once every three years.

Article 90

The Directors to retire by rotation shall include (so far as necessary to obtain the number required) any Director who is due to retire at the meeting by reason of age or who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by ballot. A retiring Director shall be eligible for re-election.

Article 91

The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default, the retiring Director shall be deemed to have been re-elected except in any of the following cases:–

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost; or

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

Article 92

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it, and any resolution moved in contravention of this provision shall be void.

Article 93

No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than eleven clear days and not more than forty-two days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, Provided that in the case of a person recommended by the Directors for election, not less than nine clear days' notice shall be necessary and notice of each and every such person shall be served on the members at least seven days prior to the meeting at which the election is to take place.

Article 94

The office of a Director shall be vacated in any of the following events, namely:–

(a) if he shall become prohibited or disqualified by the Statutes or any other law from acting as a Director; or

(b) if (not being a Director holding any executive office for a fixed term) he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer; or

(c) if he shall become bankrupt or have a receiving order made against him or shall make arrangement or composition with his creditors generally; or

(d) if he becomes of unsound mind, or if in Singapore or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; or

(e) is absent, for more than six months and without leave of the Directors, from meetings of the Directors held during that period; or

(f) if he is removed by the Company in General Meeting pursuant to these presents.

Article 95

The Company may in accordance with and subject to the provisions of the Statutes, by Ordinary Resolution of which special notice has been given, remove any Director from office (notwithstanding any provision of these presents or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office, and any person so appointed shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last appointed a Director.

Article 96

(A) Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director or a person who has already been appointed alternate for another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by a majority of the Directors, shall have effect only upon and subject to being so approved.

(B) The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if the Director concerned (below called "his principal") ceases to be a Director.

(C) An alternate Director shall (except when absent from Singapore) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which his principal is not personally present and generally at such meeting to perform all functions of his principal as a Director, and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his principal) were a Director. If his principal is for the time being absent from Singapore or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his principal. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his principal is a member. An alternate Director shall not (save as aforesaid) have any power to act as a Director nor shall he be deemed to be a Director for any other purposes of these presents.

(D) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his principal as such principal may by notice in writing to the Company from time to time direct.

Article 100

A Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any interest, directly or indirectly. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Article 108

Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Provisions relating to rights, preferences and restrictions attaching to Shares

The provisions in the Articles of Association relating to the rights, preferences and restrictions attaching to each class of the shares, including: (a) dividend rights, including the time limit after which dividend entitlement lapses and an indication of the party in whose favour this entitlement operates; (b) voting rights, including whether directors stand for re-election at staggered intervals and the impact of that arrangement where cumulative voting is permitted or required; (c) rights to share in the company's profits; (d) rights to share in any surplus in the event of liquidation; (e) redemption provisions; (f) sinking fund provisions; (g) liability to further capital calls by the company; and (h) any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares, are as follows:–

Article 4(A)

(A) Subject to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting pursuant to Section 161 of the Act, but subject thereto and the terms of such approval, and to Article 5, and to any special rights attached to any shares for the time being issued, the Directors may allot (with or without conferring a right of renunciation) or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and whether or not subject to the payment of any part of the amount thereof in cash or otherwise as the Directors may think fit, and any shares may, subject to compliance with Sections 70 and 75 of the Act, be issued with such preferential, deferred, qualified or special rights, privileges, conditions or restrictions, whether as regards dividend, return of capital, participation in surplus, voting, conversion or otherwise, as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors in accordance with the Act, Provided Always that:–

(a) no shares shall be issued to transfer a controlling interest in the Company without the specific prior approval of the Company in General Meeting; and

(b) no shares shall be issued at a discount or options granted over unissued shares except in accordance with the Act.

Article 8

(A) In the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance-sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing capital or winding-up or sanctioning a sale of the undertaking of the Company or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

Article 9

(A) Whenever the share capital of the Company is divided into different classes of shares, the variation or abrogation of the special rights attached to any class may, subject to the provisions of the Act, be made either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so made either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two or more persons holding at least one-third in nominal value of the issued shares of the class present in person or by proxy or attorney and that any holder of shares of the class present in person or by proxy or attorney may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him where the class is a class of equity shares within the meaning of Section 64(1) of the Act or at least one vote for every share of the class where the class is a class of preference shares within the meaning of Section 180(2) of the Act, Provided Always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, the consent in writing, if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting, shall be as valid and effectual as a Special Resolution carried at such General Meeting.

(B) The provisions in Article 9(A) shall *mutatis mutandis* apply to any repayment of preference capital (other than redeemable preference capital) and any variation or abrogation of the rights attached to preference shares or any class thereof.

(C) The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

Article 18

The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Article 19

Each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine.

Article 21

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In the case of non-payment, all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Article 23

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the moneys so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not, whilst bearing interest, confer a right to participate in profits.

Article 42

A reference to a member shall be a reference to a registered holder of shares in the Company, or where such registered holder is CDP, the Depositors on behalf of whom CDP holds the shares, Provided that:–

(a) a Depositor shall only be entitled to attend any General Meeting and to speak and vote thereat if his name appears on the Depository Register maintained by CDP forty-eight (48) hours before the General Meeting as a Depositor on whose behalf CDP holds shares in the Company, the Company being entitled to deem each such Depositor, or each proxy of a Depositor who is to represent the entire balance standing to the Securities Account of the Depositor, to represent such number of shares as is actually credited to the Securities Account of the Depositor as at such time, according to the records of CDP as supplied by CDP to the Company, and where a Depositor has apportioned the balance standing to his Securities Account between two proxies, to apportion the said number of shares between the two proxies in the same proportion as previously specified by the Depositor in appointing the proxies; and accordingly no instrument appointing a proxy of a Depositor shall be rendered invalid merely by reason of any discrepancy between the proportion of Depositor's shareholding specified in the instrument of proxy, or where the balance standing to a Depositor's Securities Account has been apportioned between two proxies the aggregate of the proportions of the Depositor's shareholding they are specified to represent, and the true balance standing to the Securities Account of a Depositor as at the time of the General Meeting, if the instrument is dealt with in such manner as is provided above;

(b) the payment by the Company to CDP of any dividend payable to a Depositor shall to the extent of the payment discharge the Company from any further liability in respect of the payment;

(c) the delivery by the Company to CDP of provisional allotments or share certificates in respect of the aggregate entitlements of Depositors to new shares offered by way of rights issue or other preferential offering or bonus issue shall to the extent of the delivery discharge the Company from any further liability to each such Depositor in respect of his individual entitlement; and

(d) the provisions in these presents relating to the transfers, transmissions or certification of shares shall not apply to the transfer of book-entry securities (as defined in the Statutes).

Article 46

The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage, and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

Article 59

At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:–

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote; or

(c) any member present in person or by proxy, or where such a member has appointed two proxies any one of such proxies, or any number or combination of such members or proxies, holding or representing as the case may be not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member present in person or by proxy, or where such a member has appointed two proxies any one of such proxies, or any number or combination of such members or proxies, holding or representing as the case may be shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right,

Provided Always that no poll shall be demanded on the choice of the chairman of the meeting or on a question of adjournment. A demand for a poll may be withdrawn only with the approval of the meeting.

Article 60

Unless a poll is required, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

Article 61

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

Article 62

A poll demanded on any question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman of the meeting may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Article 63

Subject to any special rights or restrictions as to voting attached by or in accordance with these presents to any class of shares, on a show of hands every member who is present in person or by proxy shall have one vote, the chairman of the meeting to determine which proxy shall be entitled to vote where a member is represented by two proxies, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. A member who is bankrupt shall not, while his bankruptcy continues, be entitled to exercise his rights as a member, or attend, vote or act at any meeting of the Company.

Article 64

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members or, as the case may be, the order in which the names appear in the Depository Register in respect of the joint holding.

Article 65

Where in Singapore or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member, to vote in person or by proxy at any General Meeting, or to exercise any other right conferred by membership in relation to meetings of the Company.

Article 66

No member shall be entitled in respect of shares held by him to vote at a General Meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum payable by him to the Company in respect of such shares remains unpaid.

Article 67

No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

Article 68

On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Article 69

(A) A member shall not be entitled to appoint more than two proxies to attend and vote at the same General Meeting, Provided that if a member shall nominate two proxies then the member shall specify the proportion of his shares to be represented by each such proxy, failing which the nomination shall be deemed to be alternative.

(B) A proxy need not be a member of the Company.

Article 70

(A) An instrument appointing a proxy for any member shall be in writing in any usual or common form or in any other form which the Directors may approve and:–

   (a) in the case of an individual member, shall be signed by the member or his attorney duly authorised in writing; and

   (b) in the case of a member which is a corporation shall be either given under its common seal or signed on its behalf by an attorney duly authorised in writing or a duly authorised officer of the corporation.

(B) The signatures on an instrument of proxy need not be witnessed. Where an instrument appointing a proxy is signed on behalf of a member by an attorney, the letter or power of attorney or a duly certified copy thereof shall (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument of proxy may be treated as invalid.

Article 71

An instrument appointing a proxy must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates, Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

Article 72

An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll and to speak at the meeting.

Article 73

A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

Article 74

Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorised is present thereat.

Article 122

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same, the Directors shall comply with the provisions of the Statutes.

Article 124

If and so far as in the opinion of the Directors, the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

Article 125

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article, no amount paid on a share in advance of calls shall be treated as paid on the share.

Article 126

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes or, pursuant to Section 69 of the Act and in the form of stock dividends, out of the share premium account. Any dividend unclaimed after six (6) years from the date of declaration shall be made forfeit and revert to the Company.

Article 129

The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the member (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

Article 130

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises with regard to such distribution, the Directors may settle the same as they think expedient and in particular, may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any member upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

Article 132

If two or more persons are registered in the Register of Members or (as the case may be) the Depository Register as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Article 133

Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares in the Register of Members or (as the case may be) the Depository Register at the close of business on a particular date and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

Article 134

The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts as representing profits available for distribution under the provisions of the Statutes or, pursuant to Sections 69 or 70 of the Act, the Company's share premium account or capital redemption reserve, by appropriating such sum to the persons registered as the holders of shares in the Register of Members or (as the case may be) the Depository Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares or (subject to any special rights previously conferred on any shares or class of shares for the time being issued) unissued shares of any other class not being redeemable shares, for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Article 146

If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the Liquidator may, with the authority of a Special Resolution, divide among the members *in specie* or in kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members of different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Provisions relating to variation of rights of Shareholders

The provisions in the Articles of Association relating to the actions necessary to change the rights of holders of the stock, are as follows:–

Article 9

(A) Whenever the share capital of the Company is divided into different classes of shares, the variation or abrogation of the special rights attached to any class may, subject to the provisions of the Act, be made either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so made either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two or more persons holding at least one-third in nominal value of the issued shares of the class present in person or by proxy or attorney and that any holder of shares of the class present in person or by proxy or attorney may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him where the class is a class of equity shares within the meaning of Section 64(1) of the Act or at least one vote for every share of the class where the class is a class of preference shares within the meaning of Section 180(2) of the Act, Provided Always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, the consent in writing, if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting, shall be as valid and effectual as a Special Resolution carried at such General Meeting.

(B) The provisions in Article 9(A) shall *mutatis mutandis* apply to any repayment of preference capital (other than redeemable preference capital) and any variation or abrogation of the rights attached to preference shares or any class thereof.

(C) The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

Provisions relating to Annual General Meeting and Extraordinary General Meetings

The provisions in the Articles of Association relating to the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including the conditions of admission, are as follows:–

Article 42

A reference to a member shall be a reference to a registered holder of shares in the Company, or where such registered holder is CDP, the Depositors on behalf of whom CDP holds the shares, Provided that:–

(A) a Depositor shall only be entitled to attend any General Meeting and to speak and vote thereat if his name appears on the Depository Register maintained by CDP forty-eight (48) hours before the General Meeting as a Depositor on whose behalf CDP holds shares in the Company, the Company being entitled to deem each such Depositor, or each proxy of a Depositor who is to represent the entire balance standing to the Securities Account of the Depositor, to represent such number of shares as is actually credited to the Securities Account of the Depositor as at such time, according to the records of CDP as supplied by CDP to the Company, and where a Depositor has apportioned the balance standing to his Securities Account between two proxies, to apportion the said number of shares between the two proxies in the same proportion as previously specified by the Depositor in appointing the proxies; and accordingly no instrument appointing a proxy of a Depositor shall be rendered invalid merely by reason of any discrepancy between the proportion of Depositor's shareholding specified in the instrument of proxy, or where the balance standing to a Depositor's Securities Account has been apportioned between two proxies the aggregate of the proportions of the Depositor's shareholding they are specified to represent, and the true balance standing to the Securities Account of a Depositor as at the time of the General Meeting, if the instrument is dealt with in such manner as is provided above;

(B) the payment by the Company to CDP of any dividend payable to a Depositor shall to the extent of the payment discharge the Company from any further liability in respect of the payment;

(C) the delivery by the Company to CDP of provisional allotments or share certificates in respect of the aggregate entitlements of Depositors to new shares offered by way of rights issue or other preferential offering or bonus issue shall to the extent of the delivery discharge the Company from any further liability to each such Depositor in respect of his individual entitlement; and

(D) the provisions in these presents relating to the transfers, transmissions or certification of shares shall not apply to the transfer of book-entry securities (as defined in the Statutes).

Article 47

An Annual General Meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

Article 48

The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

Article 49

Any Extraordinary General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days' notice in writing at the least and an Annual General Meeting or any other Extraordinary General Meeting, by fourteen days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these presents entitled to receive such notices from the Company, Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:–

(A) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(B) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right;

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least fourteen days' notice of any General Meeting shall be given by advertisement in the daily press and in writing to any stock exchange upon which the shares in the Company may be listed, Provided Always that in the case of any Extraordinary General Meeting at which it is proposed to pass a Special Resolution, at least twenty-one days' notice in writing of such Extraordinary General Meeting shall be given to any stock exchange upon which the shares in the Company may be listed.

Article 50

(A) Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company.

(B) In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

(C) In the case of any General Meeting at which business other than routine business ("special business") is to be transacted, the notice shall specify the general nature of such business, and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

Article 52

Any notice of a General Meeting to consider special business shall be accompanied by a statement regarding the effect of any proposed resolution on the Company in respect of such special business.

Provisions relating to rights of non-resident or foreign Shareholders

The provisions in the Articles of Association relating to the rights to own Shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on their Shares, are as follows:–

Article 5

(A) Subject to any direction to the contrary that may be given by the Company in General Meeting and as permitted by the rules of the Designated Stock Exchange, all new shares shall before issue be offered to such persons who as at the date (as determined by the Directors) of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 5(A).

(B) The Company may, notwithstanding Article 5(A) above, authorise the Directors not to offer new shares to members to whom by reason of foreign securities laws, such offers may not be made without registration of the shares or a prospectus or other document, but to sell the entitlements to the new shares on behalf of such members on such terms and conditions as the Company may direct.

Article 35

(A) There shall be no restriction on the transfer of fully paid up shares (except where required by law or by the rules, bye-laws or listing rules of any stock exchange on which the shares in the Company may be listed) but the Directors may in their discretion decline to register any transfer of shares upon which the Company has a lien, and in the case of shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve, Provided Always that in the event of the Directors refusing to register a transfer of shares, the Company shall within ten market days after the date on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Statutes.

(B) The Directors may decline to register any instrument of transfer unless:–

(a) such fee not exceeding S$2.00 as the Directors may from time to time require is paid to the Company in respect thereof;

(b) the instrument of transfer, duly stamped in accordance with any law for the time being in force relating to stamp duty, is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do; and

(c) the instrument of transfer is in respect of only one class of shares.

Article 43

Except as required by the Statutes or law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these presents or by the Statutes or law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder and nothing in these presents contained relating to CDP or to Depositors or in any depository agreement made by the Company with any common depository for shares shall in any circumstances be deemed to limit, restrict or qualify the above.

Provisions relating to delay, deferment or prevention of a change in control our Company

The provision of our Articles of Association that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company is as follows:–

Article 4(A)

Subject to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting pursuant to Section 161 of the Act, but subject thereto and the terms of such approval, and to Article 5, and to any special rights attached to any shares for the time being issued, the Directors may allot (with or without conferring a right of renunciation) or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and whether or not subject to the payment of any part of the amount thereof in cash or otherwise as the Directors may think fit, and any shares may, subject to compliance with Sections 70 and 75 of the Act, be issued with such preferential, deferred, qualified or special rights, privileges, conditions or restrictions, whether as regards dividend, return of capital, participation in surplus, voting, conversion or otherwise, as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors in accordance with the Act, Provided Always that:–

(a) no shares shall be issued to transfer a controlling interest in the Company without the specific prior approval of the Company in General Meeting; and

(b) no shares shall be issued at a discount or options granted over unissued shares except in accordance with the Act.

4. MATERIAL CONTRACTS

The following contracts not being contracts entered into in the ordinary course of business of our Company have been entered into by our Company within the two years preceding the date of this Prospectus and are or may be material:–

(i) A tenancy agreement dated 15 January 2001 between Citiraya Holdings as landlord and our Company as tenant for the premises at 16 Tuas South Street 2, Singapore 637786 for a term of three (3) years commencing 1 January 2001 at a monthly rent of $55,000.

(ii) A sale and purchase agreement dated 13 June 2002 between Citiraya as purchaser and Mr Ng Ah Hua Raymond as vendor for the acquisition with effect from 13 December 2001 of 4,500,000 ordinary shares of NT$10.00 each representing 22.5% of the issued and paid-up share capital of Citiraya (Taiwan) at a cash consideration of S$2.33 million (NT$45,000,000 converted at an exchange rate of NT$1.00:S$0.0528).

(iii) An agreement dated 16 July 2002 made between our Company and CDP pursuant to which CDP agreed to act as central depository for our Company's securities for trades in the securities of our Company through the SGX-ST.

(iv) the Management and Underwriting Agreement dated 17 July 2002 made between our Company, the Manager and the Underwriters for the management and underwriting of the Invitation.

(v) the Placement Agreement dated 17 July 2002 made between our Company and the Placement Agents for the placement of the Placement Shares.

(vi) the Receiving Bankers' Agreement dated 15 July 2002 made between our Company and UOB for UOB to act as the receiving bankers in relation to the Invitation.

5. WORKING CAPITAL

(a) The Directors are of the opinion that, after taking into account the present banking facilities and the net proceeds from the issue of the New Shares by our Company, we will have adequate working capital for our present requirements.

(b) In the opinion of our Directors, there are no minimum amounts which must be raised by the Invitation in order to provide for the following:–

   (i) the purchase price of any property purchased or to be purchased;

   (ii) estimated preliminary expenses (including placement and underwriting commission and brokerage) for the Invitation payable by our Company;

   (iii) the repayment of any money borrowed by our Company in respect of any of the foregoing matters; and

   (iv) working capital.

No amount is required to be provided in respect of the matters aforesaid otherwise than out of the proceeds of the Invitation.

6. LOAN CAPITAL AND OTHER BORROWINGS

Save as disclosed on page 40 of this Prospectus and in the Accountants' Report, we had no other borrowings or indebtedness in the nature of borrowings including bank overdrafts and liabilities under acceptances (other than normal trading bills) or acceptances credits, mortgages, charges, hire-purchase commitments, guarantees or other material contingent liabilities.

7. FINANCIAL CONDITION AND OPERATIONS OF OUR COMPANY

(a) Save as disclosed in this Prospectus, our Directors are not aware of any material information including trading factors or risks which are unlikely to be known or anticipated by the general public and which could materially affect the profits of our Company.

(b) Save as disclosed in this Prospectus, our financial condition and operations are not likely to be affected by any of the following:–

   (i) known trends or known demands, commitments, events or uncertainties that will result in or are reasonably likely to result in our liquidity increasing or decreasing in any material way;

   (ii) material commitments for capital expenditures;

   (iii) unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from operations; and

   (iv) known trends or uncertainties that have had or that our Company expects to have a material favourable or unfavourable impact on revenues or operating income.

8. LITIGATION

We are not engaged in any litigation either as plaintiff or defendant, in respect of any claims or amounts which is material in the context of the Invitation, and our Directors have no knowledge of any proceedings, pending or threatened against us or any facts likely to give rise to any litigation, claims or proceedings which might have a material effect on our financial position or business.

9. GENERAL

(a) The nature of the business of our Company has been stated earlier in this Prospectus. The corporations which, by virtue of Section 6 of the Act, are deemed to be related to our Company are set out under "Associated Company" on page 44 of this Prospectus.

(b) No application for Shares will be allotted or issued on the basis of this Prospectus later than six months after the date of this Prospectus.

(c) The time of opening of the Application List is set out on page 14 of this Prospectus.

(d) The amount payable on application and allotment is $0.25 for each Offer Share and Placement Share.

(e) No property has been purchased or acquired or proposed to be purchased or acquired by our Company which is to be paid for, wholly or partly, out of the proceeds of the Invitation or the purchase or acquisition of which has not been completed at the date of this Prospectus other than property in respect of which the contract for the purchase or acquisition whereof was entered into in the ordinary course of business of our Company, the contract not being made in contemplation of the Invitation nor the Invitation in consequence of the contract.

(f) The estimated expenses payable by our Company and the Vendors in connection with the Invitation, including underwriting and placement commissions, brokerage, professional fees (including management fees) and all other incidental expenses in relation to this Invitation, are approximately $1.9 million which will be borne by our Company and the Vendors in the proportion in which the number of Invitation Shares offered by each of them pursuant to the Invitation bears to the total number of Invitation Shares. The breakdown of these estimated expenses is as follows:–

	S$'000
Listing fees	8
Professional fees	700
Underwriting commission, placement commission and brokerage	870
Miscellaneous expenses	300
Total estimated expenses of the Invitation	1,878

(g) No amount of cash or securities or benefit has been or is intended to be paid or given to any promoter within the two years preceding the date of this Prospectus or is proposed or intended to be paid or given to any promoter at any time in respect of this Invitation.

(h) Application moneys received by our Company and the Vendors in respect of successful applications (including successful balloted applications which are subsequently rejected) will be placed in a separate non-interest bearing account with United Overseas Bank Limited (the "Receiving Bank"). In the ordinary course of its business, the Receiving Bank may deploy these moneys in the interbank money market. Pursuant to an agreement entered into between our Company and the Receiving Bank contained in a letter dated 15 July 2002, our Company will receive for our account a 50.0 per cent. share of any net revenue in excess of S$100,000 earned by the Receiving Bank from the deployment of such moneys in the inter-bank money market. Any refund of all or part of the application monies to unsuccessful or partially successful applicants will be made without any interest or any share of such net revenue.

(i) We intend to continue to recommend M/s Deloitte & Touche for appointment as Auditors of our Company in the foreseeable future.



10. MANAGEMENT, UNDERWRITING AND PLACEMENT ARRANGEMENTS AND BROKERAGE

(a) Pursuant to the Management and Underwriting Agreement dated 17 July 2002, our Company and the Vendors appointed SBI E2-Capital to manage the Invitation. SBI E2-Capital will receive a management fee from our Company and the Vendors for its services rendered in connection with the Invitation in the proportion in which the number of Invitation Shares offered by each of them pursuant to the Invitation bears to the total number of Invitation Shares.

(b) Pursuant to the Management and Underwriting Agreement, the Underwriters have agreed to underwrite the Offer Shares for a commission of 1.5% of the Issue Price for each Offer Share, payable by our Company and the Vendors in the proportion in which the number of Offer Shares offered by each of them pursuant to the Invitation bears to the total number of Offer Shares.

(c) Pursuant to the Placement Agreement dated 17 July 2002, the Placement Agents have agreed to subscribe or procure subscriptions for the Placement Shares for a placement commission of 2.5% of the Issue Price for each Placement Share, to be paid by our Company and the Vendors in the proportion in which the number of Invitation Shares offered by each of them pursuant to the Invitation bears to the total number of Invitation Shares.

(d) Brokerage will be paid by our Company and the Vendors in the proportion in which the number of Invitation Shares offered by each of them pursuant to the Invitation bears to the total number of Invitation Shares, at the rate of 1.0% of the Issue Price for each Offer Share and 1.0% of the Issue Price for each Placement Share. For the Offer Shares, the brokerage will be paid to members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in respect of successful applications made on Application Forms bearing their respective stamps, or to Participating Banks in respect of successful applications made through Electronic Applications at their respective ATMs or IB websites, as the case may be. For the Placement Shares, the brokerage will be paid to the Placement Agents in accordance with the Placement Agreement.

(e) Save as aforesaid, no commission, discount or brokerage, has been paid or other special terms granted within the preceding two years or is payable to any Directors, promoter, expert, proposed Director or any other person for subscribing or agreeing to subscribe or procuring or agreeing to procure subscriptions for any shares in or debentures of our Company.

(f) The Management and Underwriting Agreement may be terminated by SBI E2-Capital or the Underwriters at any time on or before the close of the Application List on the occurrence of certain events. These events include any changes in national or international monetary, financial, political or economic conditions which result or are likely to result in, *inter alia*, the conditions in the Singapore Stock market being materially and adversely affected or the success of the Invitation being materially prejudiced.

(g) In the event the Management and Underwriting Agreement is terminated, our Company reserves the right, at the absolute discretion of the Directors, to cancel the Invitation.

(h) The Placement Agreement is conditional upon the Management and Underwriting Agreement not having been terminated or rescinded pursuant to the provisions of the Management and Underwriting Agreement.

11. CONSENTS

(a) Deloitte & Touche has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion herein of the Accountants' Report, the letter relating to the profit forecast for FY2002 and, the letter in relation to the unaudited financial information as of 30 April 2002 and for the financial period from 1 January 2002 to 30 April 2002, in the form and context in which they appear in this Prospectus and references to their name in the form and context in which it appears in this Prospectus and to act in such capacity in relation to this Prospectus.

(b) The Manager, the Underwriters and Placement Agents, the Solicitors to the Invitation, the Share Registrar and the Principal Banker have each given and have not withdrawn their respective written consents to the issue of this Prospectus with the inclusion herein of their respective names and references to their respective names in the form and context in which they respectively appear in this Prospectus and to act in such respective capacities in relation to this Prospectus.

12. STATEMENT BY THE MANAGER

The Manager acknowledges that, to the best of its knowledge and belief, and having made due and careful enquiry, based on information made available to it by our Company, this Prospectus constitutes a full and true disclosure of all the material facts about the Invitation and our Company and it is not aware of any other material facts the omission of which would make any statements herein misleading. The Manager is also satisfied that the profit forecast of our Company for FY2002 has been stated by our Directors after due and careful enquiry.

13. STATEMENT BY DIRECTORS OF OUR COMPANY AND THE VENDORS

This Prospectus has been seen and approved by our Directors and the Vendors and they collectively and individually accept full responsibility for the truth and accuracy of the information given herein and confirm, having made all due and careful enquiries, that to the best of their knowledge and belief, there are no other material facts the omission of which would make any statement herein misleading, and that this Prospectus constitutes full and true disclosure of all material facts about the Invitation and our Company. Our Directors and the Vendors also confirm that the profit forecast of our Company for FY2002 has been stated after due and careful enquiry.

14. DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected at the Registered Office of our Company during normal business hours for a period of six months from the date of this Prospectus:–

(a) the Memorandum and Articles of Association of our Company;

(b) the Directors' Report referred to on page 94 of this Prospectus;

(c) the letter from the Reporting Accountants in relation to the profit forecast for FY2002 referred to on page 95 of this Prospectus;

(d) the letter from the Reporting Accountants in relation to the unaudited financial information as of 30 April 2002 and for the financial period from 1 January 2002 to 30 April 2002 referred to on page 96 of this Prospectus;

(e) the Accountants' Report referred to on pages 99 to 119 of this Prospectus;

(f) the audited accounts of our Company for FY1999, FY2000 and FY2001;

(g) the material contracts referred to in paragraph 4 on page 140 of this Prospectus;

(h) the letters of consent referred to in paragraph 11 on page 143 of this Prospectus; and

(i) the Service Agreements referred to on pages 84 and 85 of this Prospectus.

TERMS AND CONDITIONS AND PROCEDURES FOR APPLICATION

You are invited to apply for the Invitation Shares at the Issue Price for each Offer Share and the Placement price for each Placement Share, subject to the following terms and conditions:–

1. **Your application must be made in lots of 1,000 Invitation Shares or higher integral multiples thereof. Your application for any other number of shares will be rejected.**

2. Your application for Offer Shares may be made by way of Offer Shares Application Forms or by way of electronic applications through ATMs of the Participating Banks ("ATM Electronic Applications") or through Internet Banking ("IB") web-sites of the relevant Participating Banks ("Internet Electronic Applications", which together with ATM Electronic Applications, shall be referred to as "Electronic Applications"). Your application for Placement Shares (other than Reserved Shares) may only be made by way of Placement Shares Application Forms. Your application for Reserved Shares may only be made by way of Reserved Shares Application Forms. **YOU MAY NOT USE CPF FUNDS TO APPLY FOR THE INVITATION SHARES.**

3. **You are allowed to submit one application in your own name for either the Offer Shares or the Placement Shares (other than Reserved Shares). If you submit an application for Offer Shares by way of a printed Application Form, you MAY NOT submit another application for Offer Shares by way of an Electronic Application and *vice versa*. If you submit an application for Offer Shares by way of an ATM Electronic Application, you MAY NOT submit another application for Offer Shares by way of an Internet Electronic Application and vice versa. Such separate applications shall be deemed to be multiple applications and shall be rejected at the discretion of our Company.**

   If you, other than an approved nominee company, have submitted an application in your own name, you shall not submit any other applications for Invitation Shares, whether by way of a printed Application Form or by way of an Electronic Application, for any other person. Such separate applications will be deemed to be multiple applications and shall be rejected at the discretion of our Company.

   If you have made an application for Placement Shares (other than Reserved Shares), you shall not make any application for Offer Shares either by way of an Electronic Application or by way of a printed Application Form. Such separate applications shall be deemed to be multiple applications and shall be rejected at the discretion of our Company.

   Conversely, if you have made an application for Offer Shares either by way of an Electronic Application or by way of a printed Application Form, you shall not make or procure to make another separate application for Placement Shares (other than Reserved Shares). Such separate applications shall be deemed to be multiple applications and shall be rejected at the discretion of our Company.

   If you have made an application for Reserved Shares, you may submit ONE separate application for Offer Shares in your own name by way of a printed Application Form or by way of an Electronic Application or submit one separate application for Placement Shares (other than Reserved Shares) by way of a printed Application Form, provided you adhere to the terms of this Prospectus. SUCH SEPARATE APPLICATIONS SHALL NOT BE TREATED AS MULTIPLE APPLICATIONS.

Joint applications will be rejected. Multiple applications for Invitation Shares will be liable to be rejected at the discretion of our Company. If you submit or procure submissions of multiple share applications (whether for Offer Shares, Placement Shares or both Offer Shares and Placement Shares), you may be deemed to have committed an offence under the Penal Code (Chapter 224) of Singapore and the Securities Industry Act (Chapter 289) of Singapore, and your applications may be referred to the relevant authorities for investigations. Multiple applications or those appearing to be or suspected of being multiple applications are liable to be rejected at the discretion of our Company.

4. We will not accept applications from any person under the age of 21, undischarged bankrupts, sole-proprietorships, partnerships, chops or non-corporate bodies, joint Securities Account holders of CDP or applications whose addresses (furnished in your printed Application Forms or, in the case of Electronic Applications, contained in the records of the relevant Participating Banks, as the case may be) bear post office box numbers.

5. We will not recognise the existence of a trust. An application by any person must therefore be made in your own name(s) and without qualification or, where the application is made by way of a printed Application Form by a nominee, in the name(s) of an approved nominee company or companies after complying with paragraph 6 below of this Prospectus.

6. **WE WILL NOT ACCEPT APPLICATIONS FROM NOMINEES EXCEPT THOSE MADE BY APPROVED NOMINEE COMPANIES ONLY.** Approved nominee companies are defined as banks, merchant banks, finance companies, insurance companies, licensed securities dealers in Singapore and nominee companies controlled by them. Applications made by nominees other than approved nominee companies shall be rejected.

7. **IF YOU ARE NOT A NOMINEE COMPANY, YOU MUST MAINTAIN A SECURITIES ACCOUNT WITH CDP IN YOUR OWN NAME AT THE TIME OF YOUR APPLICATION.** If you do not have an existing Securities Account with CDP in your own name at the time of your application, your application will be rejected in the case of an application by way of a printed Application Form, or you will not be able to complete your Electronic Application in the case of an Electronic Application. If you have an existing Securities Account with CDP but fail to provide your Securities Account number or provide an incorrect Securities Account number in Section B of the Application Form or in your Electronic Application, as the case may be, your application is liable to be rejected. Subject to paragraph 8 below, your application shall liable to be rejected if your particulars such as name, NRIC/passport number, nationality and permanent residence status provided in your Application Form or, in the case of an Electronic Application contained in the records of the relevant Participating Bank at the time of your Electronic Application, as the case may be, differ from those particulars in your Securities Account as maintained with CDP. If you possess more than one individual direct Securities Account with CDP, your application will be rejected.

8. **IF YOUR ADDRESS AS STATED ON THE APPLICATION FORM OR, IN THE CASE OF AN ELECTRONIC APPLICATION, CONTAINED IN THE RECORDS OF THE RELEVANT PARTICIPATING BANK, AS THE CASE MAY BE, IS DIFFERENT FROM THE ADDRESS REGISTERED WITH CDP, YOU MUST INFORM CDP OF YOUR UPDATED ADDRESS PROMPTLY, FAILING WHICH THE NOTIFICATION LETTER ON SUCCESSFUL ALLOTMENT AND OTHER CORRESPONDENCE FROM CDP WILL BE SENT TO YOUR ADDRESS LAST REGISTERED WITH CDP.**

9. Our Company reserves the right to reject or accept, in whole or in part, or to scale down or ballot, any application without assigning any reason therefor, and no enquiry and/or correspondence on the decision of our Company will be entertained. This right applies to applications made by way of printed Application Forms and by way of Electronic Applications. In deciding the basis of allotment which shall be at the discretion of our Company, due consideration will be given to the desirability of allotting the Invitation Shares to a reasonable number of applicants with a view to establishing an adequate market for the Shares.

10. Our Company reserves the right to reject any application which does not conform strictly to the instructions set out in the Application Forms and this Prospectus or which does not comply with the instructions for Electronic Applications or with the terms and conditions of this Prospectus or, in the case of an application by way of a printed Application Form, which is illegible, incomplete, incorrectly completed or which is accompanied by improperly drawn up or improper form of remittance or remittances which are not honoured upon the first presentation. Our Company further reserves the right to treat as valid any applications not completed or submitted or effected in all respects in accordance with the terms and conditions of this Prospectus, the instructions set out in the printed Application Forms and this Prospectus or the instructions for Electronic Applications and also to present for payment or other processes all remittances at any time after receipt and to have full access to all information relating to, or deriving from, such remittances or the processing thereof.

11. Share certificates will be registered in the name of CDP and will be forwarded only to CDP. It is expected that CDP will send to you at your own risk, within 15 Market Days after the close of the Application List, a statement showing that your Securities Account has been credited with the number of New Shares allotted to you if your application is successful. This will be the only acknowledgement of application moneys received and is not an acknowledgement by our Company.

12. You irrevocably authorise CDP to complete and sign on your behalf as transferee or renouncee any instrument of transfer and/or other documents required for the issue or transfer of New Shares allotted to you. This authorisation applies to applications made by way of printed Application Forms and by way of Electronic Applications.

13. If there is an over-subscription for the Offer Shares as at the close of the Application List and the number of Placement Shares are fully subscribed or over-subscribed as at the close of the Application List, the successful applications for the Offer Shares will be determined by ballot or otherwise determined by our Directors and approved by the SGX-ST, if required. In the event of an under-subscription for the Offer Shares as at the close of the Application List, that number of Offer Shares under-subscribed shall be made available to satisfy applications for the Placement Shares to the extent there is an over-subscription for the Placement Shares as at the close of Application List. Any of the Reserved Shares not taken up will be made available to satisfy applications for the Placement Shares to the extent that there is an over-subscription for the Placement Shares.

    In the event of under-subscription for the Placement Shares as at the close of the Application List, that number of Placement Shares under-subscribed shall be made available to satisfy applications for the Offer Shares to the extent there is an over-subscription for the Offer Shares as at the close of the Application List.

14. By completing and delivering an Application Form and, in the case of an Electronic Application, by (in the case of an ATM Electronic Application) pressing the "Enter" or "OK" or "Confirm" or "Yes" or any other relevant key on the ATM (as the case may be) or by (in the case of an Internet Electronic Application) clicking "Submit" or "Continue" or "Yes" or "Confirm" or any other relevant button on the IB web-site screen (as the case may be) in accordance with the provisions herein, you:–

    (a) **irrevocably offer to subscribe for the number of Invitation Shares specified in your application (or such smaller number for which the application is accepted) at the Offer price and agree that you will accept such Shares as may be allotted to you, in each case in accordance with, and subject to, the terms and conditions set out in the Prospectus and the Memorandum and Articles of Association of our Company; and**

    (b) **warrant the truth and accuracy of the information in your application.**

15. We will not allot Shares on the basis of this Prospectus later than six months after the date of issue of this Prospectus.

16. Our acceptance of applications will be conditional upon our Company being satisfied that:–

    (a) permission has been granted by the SGX-ST to deal in, and for quotation of, all our existing Shares and the Invitation Shares on the Official List of the SGX-ST; and

    (b) the Management and Underwriting Agreement and Placement Agreement referred to on page 143 of this Prospectus have become unconditional and have not been terminated.

17. You irrevocably authorise CDP to disclose the outcome of your application, including the number of Invitation Shares allotted to your application, to authorised operators.

18. Any reference to "you" in this section shall include a person applying for the Offer Shares by way of Electronic Application or by way of printed Application Forms and a person applying for the Placement Shares through any of the Placement Agents and a person applying for the Reserved Shares by way of printed Application Forms.

19. Further terms and conditions for applications by way of printed Application Forms are set out on pages 148 to 151 of this Prospectus.

20. Further terms and conditions for applications by way of Electronic Applications are set out on pages 151 to 156 of this Prospectus.

21. We will not hold any applications in reserve.

ADDITIONAL TERMS AND CONDITIONS FOR APPLICATIONS USING PRINTED APPLICATION FORMS

You shall make an application by way of printed Application Forms, and subject to, the terms and conditions of this Prospectus, including but not limited to the terms and conditions appearing below and including those set out under the section "Terms and Conditions and Procedures for Application" found on pages 145 to 148 of this Prospectus, as well as in the Memorandum and Articles of Association of our Company.

1. Your application must be made using the **WHITE** Application Forms and official envelopes "A" and "B" for Offer Shares, the **BLUE** Application Forms for Placement Shares (other than Reserved Shares) or the **PINK** Application Forms for Reserved Shares accompanying and forming part of this Prospectus. We draw your attention to the detailed instructions set out in the respective Application Forms and this Prospectus for the completion of the respective Application Forms which must be carefully followed. **Our Company reserves the right to reject applications which do not conform strictly to the instructions set out in the Application Forms and this Prospectus or to the terms and conditions of this Prospectus or which are illegible, incomplete or incorrectly completed or which are accompanied by improperly drawn up or improper form of remittances or remittances which are not honoured upon the first presentation.**

2. Your Application Forms must be completed in English. Please type or write clearly in ink using BLOCK LETTERS. All spaces in the Application Forms, except those under the heading "FOR OFFICIAL USE ONLY", must be completed and the words "NOT APPLICABLE" or "N.A." should be written in any space that is not applicable.

3. Individuals, corporations and approved nominee companies must give their names in full. You must make your application, in the case of individuals, in your full names appearing in your identity cards (if you have such identification documents) or in your passports and, in the case of corporations, in your full names as registered with a competent authority. An applicant, other than an individual, completing the Application Forms under the hand of an official, must state the name and capacity in which that official signs. If you are a corporation completing the Application Form, you are required to affix your Common Seal (if any) in accordance with your Memorandum and Articles of Association or the equivalent constitutive document(s) of the corporation. If you are a corporate applicant and your application is successful, a copy of your Memorandum and Articles of Association or the equivalent constitutive document(s) must be lodged with our Company's Share Registrar. Our Company reserves the right to require you to produce documentary proof of identification for verification purposes.

4. (a) You must complete sections A and B and sign page 1 of the Application Form.

   (b) You are required to delete either paragraph 7(a) or 7(b) on page 1 of the Application Form. Where paragraph 7(a) is deleted, you must also complete Section C of the Application Form with particulars of the beneficial owner(s).

   (c) If you fail to make the required declaration in paragraph 7(a) or 7(b) (as the case may be) on page 1 of the Application Form, your application is liable to be rejected.

5. Your application for Invitation Shares must be accompanied by payment in cash in the form set out below only. Your application must be accompanied by a cash remittance in Singapore currency for the full amount payable, in respect of the number of New Shares applied for, in the form of a BANKER'S DRAFT or CASHIER'S ORDER drawn on a bank in Singapore, made out in favour of "**CITIRAYA INDUSTRIES SHARE ISSUE ACCOUNT**" and crossed "A/C PAYEE ONLY" and with your name and address written clearly on the reverse side. Applications not accompanied by any payment or accompanied by **ANY OTHER FORM OF PAYMENT WILL NOT BE ACCEPTED**. We will reject remittances bearing "Not Transferable" or "Non Transferable" crossings. No acknowledgement of receipts will be issued by our Company or the Manager for applications and application moneys received.

6. You, whether you are an individual or corporate applicant, whether incorporated or unincorporated and wherever incorporated or constituted, will be required to declare whether you are a citizen or permanent resident of Singapore or a corporation in which citizens or permanent residents of Singapore or any body corporate constituted under any statute of Singapore have an interest in the aggregate of more than 50 per cent. of the issued share capital of or interests in such corporations. If you are an approved nominee company, you are required to declare whether the beneficial owner of the New Shares is a citizen or permanent resident of Singapore or a corporation, whether incorporated or unincorporated and wherever incorporated or constituted, in which citizens or permanent residents of Singapore or any body corporate whether incorporated or unincorporated and wherever incorporated or constituted under any statute of Singapore have an interest in the aggregate of more than 50 per cent. of the issued share capital of or interests in such corporation.

7. It is expected that unsuccessful applications and those not successfully balloted or accepted will be returned to you by ordinary post at your own risk within three market days after the close of the Application List (without interest or any share of revenue or other benefit arising therefrom). Where your application is rejected or accepted in part only, the full amount or the balance of the application moneys, as the case may be, will be refunded to you by ordinary post at your own risk (without interest or any share of revenue or other benefit arising therefrom), within 14 days after the close of the Application List provided that your remittance accompanying your application has been presented for payment or other processes has been honoured and the application moneys received in the designated share issue account.

8. Capitalised terms used in the Application Forms and defined in this Prospectus shall bear the meanings assigned to them in this Prospectus.

9. In consideration of our Company having distributed the Application Form to you and agreeing to close the Application List at 12.00 noon on 29 July 2002 or such other time or date as our Company may, in consultation with the Manager, decide and by completing and delivering the Application Form, you agree that:–

   (a) your application is irrevocable;

   (b) your remittance will be honoured on first presentation and that any moneys returnable may be held pending clearance of your payment and you will not be entitled to any interest or any share of revenue or other benefit arising therefrom;

   (c) in respect of Invitation Shares for which your application has been received and not rejected, acceptance of your application shall be constituted by written notification by or on behalf of our Company and not otherwise, notwithstanding any remittance being presented for payment by or on behalf of our Company;

   (d) you will not be entitled to exercise any remedy of rescission for misrepresentation at any time after acceptance of your application;

   (e) all applications, acceptances and contracts resulting therefrom pursuant to the Invitation shall be governed by and construed in accordance with the laws of Singapore and that you irrevocably submit to the non-exclusive jurisdiction of the Singapore courts; and

   (f) in making your application, reliance is placed solely on the information contained in the Prospectus and that none of our Company, the Manager, the Underwriter, the Placement Agents nor any other involved in the Invitation shall have any liability for any information not so contained.

10. **Application for Offer Shares**

   (a) Your application for Offer Shares **MUST** be made using the **WHITE** Offer Shares Application Forms and the **WHITE** official envelopes "A" and "B". **ONLY ONE APPLICATION** should be enclosed in each envelope.

   (b) You must:–

      (i) enclose the **WHITE** Offer Shares Application Form, duly completed and executed, together with the correct remittance in accordance with the terms and conditions of this Prospectus in the **WHITE** official envelope "A" which is provided;

      (ii) in the appropriate spaces on the **WHITE** official envelope "A":–

         (aa) write your name and address;

         (bb) state the number of Offer Shares applied for; and

         (cc) affix adequate Singapore postage.

   (c) **SEAL THE WHITE OFFICIAL ENVELOPE "A";**

   (d) write, in the appropriate box provided on the larger official **WHITE** envelope "B" addressed to **LIM ASSOCIATES (PTE) LTD, 10 COLLYER QUAY #19-08 OCEAN BUILDING, SINGAPORE 049315**, the number of Offer Shares for which the application is made; and

   (e) insert **WHITE** official envelope "A" into **WHITE** official envelope "B". You must seal the **WHITE** official envelope "B", affix adequate Singapore postage on envelope "B" (if despatching by ordinary post) and thereafter **DESPATCH BY ORDINARY POST OR DELIVER BY HAND** at your own risk to **LIM ASSOCIATES (PTE) LTD, 10 COLLYER QUAY #19-08 OCEAN BUILDING, SINGAPORE 049315** so as to arrive by **12.00 NOON ON 29 JULY 2002** or such other time or date as our Company may, in consultation with the Manager, decide. Local Urgent Mail or Registered Post **must NOT** be used. **ONLY ONE APPLICATION** should be enclosed in each envelope. No receipt or acknowledgement will be issued for any application or remittance received.

11. **Application for Placement Shares (other than Reserved Shares)**

Your application for Placement Shares (other than Reserved Shares) **MUST** be made using the **BLUE** Placement Shares Application Forms. The completed **BLUE** Placement Shares Application Form and your remittance in accordance with the terms and conditions of this Prospectus must be enclosed and sealed in any envelope to be provided by you. You must affix adequate postage (if despatching by ordinary post) and thereafter the sealed envelope must be **DESPATCHED BY ORDINARY POST OR DELIVERED BY HAND** at your own risk to **LIM ASSOCIATES (PTE) LTD, 10 COLLYER QUAY #19-08 OCEAN BUILDING, SINGAPORE 049315** so as to arrive by **12.00 NOON ON 29 JULY 2002** or such other time or date as our Company may, in consultation with the Manager, decide. Local Urgent Mail or Registered Post **MUST NOT** be used. **ONLY ONE APPLICATION** should be enclosed in each envelope. No receipt or acknowledgement will be issued for any application or remittance received.

Alternatively, you may remit your application moneys by electronic transfer to the account of United Overseas Bank, New Bridge Road branch, account number 119-313-521-3, in favour of **"CITIRAYA INDUSTRIES SHARE ISSUE ACCOUNT"** for the number of Placement Shares applied for. If you remit your applications moneys via electronic transfer, you should fax and send a copy of the remittance advice to SBI E2-Capital Pte Ltd at fax number 6227 3936.

12. **Application for Reserved Shares**

Your application for Reserved Shares **MUST** be made using the **PINK** Reserved Shares Application Forms. **ONLY ONE APPLICATION** should be enclosed in each envelope. The completed **PINK** Reserved Shares Application Form and your remittance in accordance with the terms and conditions of this Prospectus must be enclosed and sealed in any envelope to be provided by you. The sealed envelope must be **DESPATCHED BY ORDINARY POST OR DELIVERED BY HAND** at your own risk to Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 so as to arrive by **12.00 NOON ON 29 JULY 2002** or such other time or date as our Company may, in consultation with the Manager, decide. Local Urgent Mail or Registered Post **MUST NOT** be used. **ONLY ONE APPLICATION** should be enclosed in each envelope. No receipt or acknowledgement will be issued for any application or remittance received.

ADDITIONAL TERMS AND CONDITIONS FOR ELECTRONIC APPLICATIONS

The procedures for Electronic Applications are set out on the ATM screens (in the case of ATM Electronic Applications) and the IB web-site screens (in the case of Internet Electronic Applications) of the relevant Participating Banks (the "Steps"). Currently, DBS Bank, OUB and UOB are the only Participating Banks through which Internet Electronic Applications may be made. For illustration purposes, the procedure for Electronic Applications through ATMs of the UOB Group and the IB web-site of UOB are set out in the "Steps for an ATM Electronic Application through the ATMs of UOB Group" and the "Steps for an Internet Electronic Application through the IB web-site of UOB" (the "UOB Steps") on pages 156 to 159 of this Prospectus, respectively. Please read carefully the terms of this Prospectus, the Steps, and the terms and conditions for Electronic Applications set out below before making an Electronic Application.

Any reference to "you" in these additional terms and conditions for Electronic Applications and the Steps shall refer to you making an application for Offer Shares through an ATM or the IB web-site of the relevant Participating Banks. For an ATM Electronic Application, you must have an existing bank account with, and be an ATM cardholder of, one of the Participating Banks before you can make an ATM Electronic Application at an ATM of that Participating Bank. An ATM card issued by one Participating Bank cannot be used to apply for the Offer Shares at an ATM belonging to another Participating Bank. For an Internet Electronic Application, you must have an existing bank account with and an IB User Identification ("User ID") and a Personal Identification Number/Password given by a relevant Participating Bank. The UOB Steps set out the actions that you must take at ATMs of the UOB Group or the IB web-site of UOB to complete an Electronic Application. The actions that you must take at ATMs or the IB web-sites of other Participating Banks are set out on the ATM screens or the IB web-site screens of the relevant Participating Banks. Upon the completion of your ATM Electronic Application transaction, you will receive an ATM transaction slip ("Transaction Record") confirming the details of your ATM Electronic Application. Upon completion of your Internet Electronic Application through the IB web-site of UOB, there will be an on-screen confirmation ("Confirmation Screen") of the application which can be printed for your record. The Transaction Record or your printed record of the Confirmation Screen is for your retention and should not be submitted with any printed Application Form.

You must ensure that you enter your own Securities Account number when using the ATM card issued to you in your own name. If you fail to use your own ATM card or if you do not key in your own Securities Account number, your application will be rejected. If you operate a joint bank account with any of the Participating Banks, you must ensure that you enter your own Securities Account number when using the ATM card issued to you in your own name. Using your own Securities Account number with an ATM card which is not issued to you in your own name will render your ATM Electronic Application liable to be rejected.

You must ensure, when making an Internet Electronic Application, that your mailing address for the account selected for the application is in Singapore and the application is being made in Singapore. Otherwise your application is liable to be rejected. In this connection, you will be asked to declare that you are in Singapore at the time when you make your application.

You shall make an Electronic Application in accordance with, and subject to, the terms and conditions of this Prospectus including but not limited to those appearing below and those set out under the section on "Terms and Conditions and Procedures for Application" found on pages 145 to 148 of this Prospectus, as well as the Memorandum and Articles of Association of our Company.

1. In connection with your Electronic Application for Offer Shares, you are required to confirm statements to the following effect in the course of activating your Electronic Application i.e. that:–

   (a) you have received a copy of the Prospectus and have read, understood and agreed to all the terms and conditions of application for Offer Shares in this Prospectus prior to effecting the Electronic Application and agree to be bound by the same;

   (b) you consent to the disclosure of your name, NRIC/passport number, nationality and permanent residence status, address, CPF Investment Account number (if applicable), CDP Securities Account number and share application amount (the "Relevant Particulars") from your account with that Participating Bank to the CDP, SGX-ST, CPF, SCCS, Share Registrar, our Company and the Manager (the "Relevant Parties"); and

   (c) this is your only application for Offer Shares and it is made in your own name and at your own risk.

   Your application will not be successfully completed and cannot be recorded as a completed transaction in the ATM or on the IB web-site unless you press the "Enter" or "Confirm" or "Yes" or "OK" or any other relevant key in the ATM or click "Confirm" or "OK" or "Submit" or "Continue" or "Yes" or any other relevant button on the IB web-site screen. By doing so, you shall be treated as signifying your confirmation of each of the above statements. In respect of statement 1(b) above, such confirmation shall signify, and shall be treated as, your written permission given in accordance with the relevant laws of Singapore including Section 47(4) of the Banking Act (Chapter 19) of Singapore to the disclosure by the relevant Participating Bank of the Relevant Particulars of your account(s) with the Participating Bank to the Relevant Parties.

2. You may make an ATM Electronic Application at an ATM of any Participating Bank or an Internet Electronic Application at the IB web-site of a relevant Participating Bank for Offer Shares in the form of cash only by authorising such Participating Bank to deduct the full amount payable from your account with such Participating Bank.

3. You irrevocably agree and undertake to subscribe for and to accept the number of Offer Shares applied for as stated on the Transaction Record or the Confirmation Screen or any lesser number of Offer Shares that may be allotted to you in respect of your Electronic Application. In the event that our Company decides to allot any lesser number of such Offer Shares or not to allot any Offer Shares to you, you agree to accept such decision as final. If your Electronic Application is successful, your confirmation (by your action of pressing the "Enter" or "Confirm" or "Yes" or "OK" or any other relevant key on the ATM or clicking "Confirm" or "OK" or "Submit" or "Continue" or "Yes" or any other relevant button on the IB web-site screen) of the number of Offer Shares applied for shall signify, and shall be treated as, your acceptance of the number of Offer Shares that may be allotted to you and your agreement to be bound by the Memorandum and Articles of Association of our Company.

4. You are deemed to have irrevocably requested and authorised our Company to:–

   (a) register the Offer Shares allotted to you in the name of CDP for deposit into your Securities Account;

   (b) send the relevant Share certificate(s) to CDP;

   (c) return or refund (without interest or any share of revenue or other benefit arising therefrom) the application moneys in Singapore currency should your Electronic Application be rejected, by automatically crediting your bank account with your relevant Participating Bank with the relevant amount within three Market Days after the close of the Application List; and

   (d) return or refund (without interest or any share of revenue or other benefit arising therefrom) the balance of the application moneys in Singapore currency should your Electronic Application be accepted in part only, by automatically crediting your bank account with your relevant Participating Bank with the relevant amount within 14 Days after the close of the Application List.

5. **BY MAKING AN ELECTRONIC APPLICATION, YOU CONFIRM THAT YOU ARE NOT APPLYING FOR OFFER SHARES AS NOMINEE OF ANY OTHER PERSON AND THAT ANY ELECTRONIC APPLICATION THAT YOU MAKE IS THE ONLY APPLICATION MADE BY YOU AS BENEFICIAL OWNER.**

   YOU SHOULD MAKE ONLY ONE ELECTRONIC APPLICATION FOR THE OFFER SHARES, YOU SHALL NOT MAKE ANY OTHER APPLICATION FOR NEW SHARES (OTHER THAN RESERVED SHARES), WHETHER AT THE ATMS OR THE IB WEB-SITES (IF ANY) OF ANY PARTICIPATING BANKS OR ON THE PRESCRIBED PRINTED APPLICATION FORMS. IF YOU HAVE MADE AN APPLICATION FOR NEW SHARES (OTHER THAN RESERVED SHARES) IN AN APPLICATION FORM, YOU SHALL NOT MAKE AN ELECTRONIC APPLICATION FOR OFFER SHARES AND *VICE VERSA*.

6. You irrevocably agree and acknowledge that your Electronic Application is subject to risks of electrical, electronic, technical and computer-related faults and breakdowns, fires, acts of God and other events beyond the control of the Participating Banks, our Company and the Manager and if, in any such event, the Participating Banks and/or our Company and/or the Manager do not record or receive your Electronic Application, or data relating to your Electronic Application or the tape or any other devices containing such data is lost, corrupted, destroyed or not otherwise accessible, whether wholly or partially for whatever reason, you shall be deemed not to have made an Electronic Application and you shall have no claim whatsoever against the Manager, the Participating Banks, or our Company for Offer Shares applied for or for any compensation, loss or damage.

7. Electronic Applications shall close at 12 noon on 29 July 2002 or such other time or date as our Company may, in consultation with the Manager, decide. Subject to the paragraph above, an Internet Electronic Application is deemed to be received only upon its completion, that is, when there is an on-screen confirmation of the application.

8. All your particulars in the records of the relevant Participating Banks at the time you make your Electronic Application shall be deemed to be true and correct and your relevant Participating Bank and the Relevant Parties shall be entitled to rely on the accuracy thereof. If there has been any change in your particulars after the time of the making of your Electronic Application, you shall promptly notify your relevant Participating Bank.

9. You must have sufficient funds in your bank account(s) with the relevant Participating Bank at the time you make your Electronic Application, failing which your Electronic Application will not be completed or accepted. Any Electronic Application which does not strictly conform to the instructions set out in this Prospectus or on the screens of the ATM or IB web-site through which that Electronic Application is being made will be rejected.

10. **We will not keep any applications in reserve.** Where your Electronic Application is rejected, it is expected that the full amount of the application moneys will be refunded in Singapore currency (without interest or any share of revenue or other benefit arising therefrom) to you by being automatically credited to your bank account(s) with the relevant Participating Bank within three Market Days after the close of the Application List. **Trading on a "'when issued" basis, if applicable, is expected to commence after such refund has been made.** Where your Electronic Application is rejected or accepted in part only, the full amount or the balance of the application moneys, as the case may be, will be refunded in Singapore currency (without interest or any share of revenue or other benefit arising therefrom) to you by being automatically credited to your bank account(s) with the Participating Bank within 14 days after the close of the Application List.

The responsibility for timely refund of application moneys from unsuccessful or partially successful Electronic Application lies solely with the respective Participating Banks. Therefore, you are strongly advised to consult your Participating Bank as to the status of your Electronic Application and/or the refund of application moneys to you from your unsuccessful or partially successful Electronic Application, to determine the exact number of Offer Shares, if any, which have been allotted to you. None of the SGX-ST, CDP, SCCS, the Participating Banks, our Company or the Manager assumes any responsibility for any loss that may be incurred as a result of you having to cover any net sell positions or from buy-in procedures activated by the SGX-ST.

If your Electronic Application is made through the ATMs of DBS Bank (including those of its POSBank Service division), OCBC Group or UOB Group and is unsuccessful, no notification will be sent by the relevant Participating Bank.

If your Internet Electronic Application made through the IB web-site of DBS Bank or UOB is unsuccessful, no notification will be sent by such Participating Bank.

If you make your Electronic Application through the ATMs of the following Participating Banks, you may check the results of your Electronic Application as follows:–

Bank	Telephone	Other Channels	Operating Hours	Service expected from
DBS Bank	POSB Account holders 1800 339 6666 DBS Account holders 1800 111 1111	Internet Banking or Internet Kiosk www.dbs.com*	24 hours a day	Evening of the balloting day
OCBC Group	1800 363 3333	ATM	ATM — 24 hours a day Phone Banking — 24 hours a day	Evening of the balloting day
UOB Group	1800 533 5533 1800 222 2121	ATM (Other Transactions — "IPO Enquiry") www.uobgroup.com**	Phone Banking/ ATM** — 24 hours a day Internet Banking — 24 hours a day	Evening of the balloting day

* If you make your Internet Electronic Application through the IB web-site of DBS or OUB Bank, you may also check the result of your application through the same channels listed in the table above in relation to ATM Electronic Application made at ATMs of DBS or OUB Bank.

** If you make your Electronic Application through the ATMs or IB web-site of UOB, you may check the results of your application through UOB Personal Unibanking, UOB Group ATMs or UOB PhoneBanking Services.

11. In consideration of our Company making available the Electronic Application facility through the ATMs and the IB web-sites (if any) of the Participating Banks and agreeing to close the Application List at 12.00 noon on 29 July 2002 or such other time or date as our Company may, in consultation with the Manager, decide and by making and completing an Electronic Application, you agree that:–

    (a) your Electronic Application is irrevocable;

    (b) your Electronic Application, the acceptance of your Electronic Application by our Company and the contract resulting therefrom under the Invitation shall be governed by and construed in accordance with the laws of Singapore and you irrevocably submit to the non-exclusive jurisdiction of the Singapore courts;

    (c) you will not be entitled to exercise any remedy of rescission for misrepresentation at any time after acceptance of your application;

    (d) neither our Company, the Manager nor the Participating Banks shall be liable for any delays, failures or inaccuracies in the recording, storage or in the transmission or delivery of data relating to your Electronic Application to our Company or CDP due to a breakdown or failure of transmission, delivery or communication facilities or any risks referred to in paragraph 6 on page 153 of this Prospectus or to any cause beyond their respective controls;

    (e) in respect of Offer Shares for which your Electronic Application has been successfully completed and not rejected, acceptance of your Electronic Application shall be constituted by written notification by or on behalf of our Company and not otherwise, notwithstanding receipt of any payment by or on behalf of our Company; and

    (f) in making your application, reliance is placed solely on the information contained in the Prospectus and that none of our Company, the Manager, the Underwriter, the Placement Agents nor any other involved in the Invitation shall have any liability for any information not so contained.

12. We do not recognise the existence of a trust. Any Electronic Application by a person must be made in your own name(s) and without qualification. Our Company will reject any application by any person acting as nominee.

13. **You should ensure that your personal particulars as recorded by both CDP and the relevant Participating Bank are correct and identical, otherwise, your Electronic Application is liable to be rejected.** You should promptly inform CDP of any change in address, failing which the notification letter on successful allotment will be sent to your address last registered with CDP.

INSTRUCTIONS FOR ELECTRONIC APPLICATIONS THROUGH ATMS OF THE UOB GROUP AND THE IB WEB-SITE OF UOB

The instructions for using Electronic Application will appear on the ATM screens and the IB web-site screens of the respective Participating Banks. For illustrative purposes, the steps for making an Electronic Application through UOB Group's ATMs or through the IB web-site of UOB are shown below. Instructions for Electronic Applications appearing on the ATM screens and the IB web-site screens (if any) of the relevant Participating Banks (other than UOB Group) may differ from that represented below.

Due to space constraints on UOB Group's ATM screens, the following terms will appear in abbreviated Form:–

"&"	:	AND
"A/C" and "A/CS"	:	ACCOUNT and ACCOUNTS, respectively
"ADDR"	:	ADDRESS
"AMT"	:	AMOUNT
"APPLN"	:	APPLICATION
"CDP"	:	THE CENTRAL DEPOSITORY (PTE) LIMITED
"CPF"	:	CENTRAL PROVIDENT FUND
"CPFINVT A/C"	:	CPF INVESTMENT ACCOUNT
"ESA"	:	ELECTRONIC SHARE APPLICATION
"IC/PSSPT"	:	NRIC or PASSPORT NUMBER
"NO" or "NO."	:	NUMBER
"PERSONAL NO"	:	PERSONAL IDENTIFICATION NUMBER
"REGISTRARS"	:	SHARE REGISTRARS
"SCCS"	:	SECURITIES CLEARING & COMPUTER SERVICES (PTE) LTD
"UOB/ICB CPFIS"	:	UOB or ICB CPF INVESTMENT SCHEME
"YR"	:	YOUR

Steps for an ATM Electronic Application through the ATMs of UOB Group

STEP 1: Insert your personal Unicard, Uniplus card or UOB VISA/MASTER card and key in your personal identification number.

2: Select "OTHER TRANSACTIONS".

3: Select "SHARE APPLN".

4: Select "ESA- FIXED".

5: Select the share counter you wish to apply for.

6: Read and understand the following statements which will appear on the screen:–

— THE PROSPECTUS IS AVAILABLE AT VARIOUS PARTICIPATING BANKS

— A COPY OF THE PROSPECTUS HAS BEEN LODGED WITH AND REGISTERED BY THE REGISTRAR OF COMPANIES AND BUSINESSES WHO TAKES NO RESPONSIBILITY FOR ITS CONTENTS

— THIS OFFER OF SHARES WILL BE MADE IN, OR ACCOMPANIED BY, A COPY OF THE PROSPECTUS AND ANYONE WISHING TO APPLY FOR THE SHARES WILL NEED TO MAKE AN APPLICATION IN THE MANNER SET OUT IN THE PROSPECTUS

Press the "ENTER" key to confirm that you have read and understood the above statements.

7: Read and understand the following terms which will appear on the screen:–

— YOU HAVE READ UNDERSTOOD & AGREED TO ALL TERMS OF THE PROSPECTUS & THIS ELECTRONIC APPLICATION

— YOU CONSENT TO DISCLOSE YR NAME IC/PSSPT NATIONALITY ADDR APPLN AMT CPFINVT A/C NO & CDP A/C NO FROM YR A/CS TO CDP CPF SCCS REGISTRARS & ISSUER/VENDOR(S)

— THIS IS YR ONLY FIXED PRICE APPLN & IS IN YR NAME AND AT YR RISK

Confirm your consent to above terms by pressing the "ENTER" key.

8: Key in your NRIC or passport number (the numerical portion only) and press the "ENTER" key.

9: Select mode of payment i.e. "CASH ONLY".

10: After you have selected "CASH ONLY":–

(a) key in your CDP Securities Account number (12 digits) and press the "ENTER" key;

(b) select your nationality status; and

(c) key in the number of Shares you wish to apply for and press the "ENTER" key.

11: Check the details of your Electronic Application on the screen and press "ENTER" key to confirm your Electronic Application.

12: Select "NO" if you do not wish to make any further transactions and remove the Transaction Record. You should keep the Transaction Record for your own reference only.

Owing to space constraints on UOB's IB web-site screen, the following terms will appear in abbreviated form:–

"CDP"	:	The Central Depository (Pte) Limited
"CPF"	:	The Central Provident Fund
"NRIC" or "I/C"	:	National Registration Identity Card
"PR"	:	Permanent Resident
"SGD"	:	Singapore dollars
"SCCS"	:	Singapore Clearing & Computer Services (Pte) Ltd
"SGX-ST"	:	Singapore Exchange Securities Trading Limited

Steps for an Internet Electronic Application through the IB web-site of UOB

STEP 1: Connect to UOB web-site at http: //www.uobgroup.com

2: Click on "Personal UniBanking"

3: Login to Personal UniBanking

4: Enter your Access Code/CIN and Password

5: Select "Applications & Purchases"

6: Select "Initial Public Offerings (IPOs)"

7: Click "Yes" to declare that you are in Singapore and have a mailing address in Singapore

8: Select the share counter you wish to apply for, the mode of payment and the account to debit

9: Click on "Submit"

10: Click on "Confirm" to confirm that:–

(a) You have read, understood and agreed to all the terms and conditions of the application and Prospectus

(b) You consent to disclose your name, I/C or passport number, address, nationality, CDP Securities Account Number, CPF Investment Account Number (if applicable), and application details to the share registrars, CDP, SGX-ST, SCCS, CPF Board, issuer/vendor(s), and lead issue manager

(c) This application is made in your own name and at your own risk

(d) For FIXED price share application, this is your **only** application. For TENDER price shares application, this is your **only** application for this share at the selected tender price

11: Check the share counter, the payment mode and the account number to debit are correct and click on "Submit"

12: Fill in details for the IPO application

— For FIXED price share application, select your Nationality, enter CDP Securities A/C No., and the number of shares applied for, check your NRIC/Passport No. and click "Submit".

— For TENDER price share application, select your Nationality, enter CDP Securities A/c No., tender price and the number of shares applied for, check your NRIC/Passport No. and click "Submit".

13: Check details of your application, your IC/Passport No., CDP A/C No. and quantity of shares on the screen and click "Confirm" to confirm your application

14: Print Confirmation Screen (optional) for your reference and retention only

DESCRIPTION OF SINGAPORE COMPANY LAW RELATING TO SHARES

The following statements are brief summaries of the rights and privileges of shareholders conferred by the laws of Singapore and the Articles of Association (the "Articles") of our Company. These statements summarise the material provisions of the Articles but are qualified in entirely by reference to the Articles.

ORDINARY SHARES

All of our Shares are in registered form. We may, subject to the provisions of the Act and the rules of the SGX-ST, purchase our own Shares. However, we may not, except in circumstances permitted by the Act, grant any financial assistance for the acquisition or proposed acquisition of our Shares.

NEW SHARES

New Shares may only be issued with the prior approval in a general meeting of the shareholders of our Company. The aggregate number of Shares to be issued pursuant to such approval may not exceed 50% (or such other limit as may be prescribed by the SGX-ST) of our issued share capital for the time being, of which the aggregate number of Shares to be issued other than on a pro-rata basis to our shareholders may not exceed 20% (or such other limit as may be prescribed by the SGX-ST) of our issued share capital for the time being. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which the annual general meeting is required by law to be held, whichever is the earlier. Subject to the foregoing, the provisions of the Act and any special rights attached to any class of shares currently issued and all new Shares are under the control of the board of Directors who may allot and issue the same with such rights and restrictions as it may think fit.

SHAREHOLDERS

Only persons who are registered in the register of shareholders of our Company and, in cases in which the person so registered is CDP, the persons named as the depositors in the depository register maintained by CDP for the Shares, are recognised as shareholders of our Company. Our Company will not, except as required by law, recognise any equitable, contingent, future or partial interest in any Share or other rights for any Share other than the absolute right thereto of the registered holder of that Share. We may close the register of shareholders for any time or times if we provide the SGX-ST at least 10 clear market days' notice. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders' entitlement to receive dividends and other distributions.

TRANSFER OF SHARES

There is no restriction on the transfer of fully paid Shares except where required by law or the listing rules or the rules or by-laws of any stock exchange on which our Company is listed. The board of Directors may decline to register any transfer of Shares which are not fully paid Shares or Shares on which we have a lien. Shares may be transferred by a duly signed instrument of transfer in a form approved by any stock exchange on which our Company is listed. The board of Directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for Shares if we are properly notified and if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that the board of Directors may require.

GENERAL MEETING OF SHAREHOLDERS

We are required to hold an annual general meeting every year. The board of Directors may convene an Extraordinary General Meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by law or by the Articles, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at the meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including voluntary winding up, amendments to the Memorandum of Association and the Articles, a change of the corporate name and a reduction in the share capital, share premium account or capital redemption reserve fund. Our Company must give at least 14 days' notice in writing for every general meeting convened for the purpose of passing an ordinary resolution. Special resolutions generally require at least 21 days' notice in writing. The notice must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

VOTING RIGHTS

A shareholder is entitled to attend, speak and vote at any general meeting in person or by proxy. Proxies need not be a shareholder. A person who holds Shares through the SGX-ST book-entry settlement system will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided in the Articles, two or more shareholders must be present in person or by proxy to constitute a quorum at any general meeting. Under the Articles, on a show of hands, every shareholder present in person and by proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each Share which he holds or represents. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy and representing not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting or any two shareholders present in person or by proxy and entitled to vote.

DIVIDEND

Our Company may, by ordinary resolution of our shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by the board of Directors. We must pay all dividends out of our profits; however, we may capitalise our share premium account and apply it to pay dividends, if such dividends are satisfied by the issue of Shares to our shareholders, See "Bonus and Rights Issue". The board of Directors may also declare an interim dividend without the approval of our shareholders. All dividends are paid pro rata among our shareholders in proportion to the amount paid up on each shareholder's Shares, unless the rights attaching to an issue of any Share provides otherwise. Unless otherwise directed, dividends are paid by cheque or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, the payment by our Company to CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.

BONUS AND RIGHTS ISSUES

The board of Directors may, with approval of our shareholders at a general meeting, capitalise any reserves or profits (including profit or moneys carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to our shareholders in proportion to their shareholdings. The board of Directors may also issue rights to take up additional Shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue and the regulations of any stock exchange on which we are listed.

TAKEOVERS

From 1 January 2002, a revised Singapore Code on Take-overs and Mergers ("Revised Take-over Code") issued by the Monetary Authority of Singapore pursuant to Section 321 of the Securities and Futures Act 2001 has come into effect. Under the Revised Take-over Code, any person acquiring an interest, either on his own or together with persons acting in concert with him, in 30% (instead of 25% under the Singapore Take-over Code) or more of our voting shares must extent a takeover offer for the remaining voting shares in accordance with the provisions of the Revised Take-over Code. In addition, a mandatory takeover offer is also required to be made if a person holding, either on his own or together with persons acting in concert with him, between 30% and 50% of the voting shares acquires additional voting shares representing more than 1% of the voting shares in any 6-month period. Under the Revised Take-over Code, the following individuals and companies will be presumed to be persons acting in concert with each other unless the contrary is established:–

(a) the following companies:–

  (i) a company;

  (ii) the parent company of (i);

  (iii) the subsidiaries of (i);

  (iv) the fellow subsidiaries of (i);

  (v) the associated companies of any of (i), (ii), (iii) or (iv); and

  (vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v);

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts);

(c) a company with any of its pension funds and employee share schemes;

(d) a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account which such person manages;

(e) a financial or other professional adviser, including a stockbroker, with its client in respect of the shareholdings of:–

  (i) the adviser and persons controlling, controlled by or under the same control as the adviser; and

  (ii) all the funds which the adviser manages on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client's equity share capital;

(f) directors of a company (together with their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for their company may be imminent;

(g) partners; and

(h) the following persons and entities:–

  (i) an individual;

  (ii) the close relatives of (i);

  (iii) the related trusts of (i);

  (iv) any person who is accustomed to act in accordance with the instructions of (i); and

  (v) companies controlled by any of (i), (ii), (iii), or (iv).

Under the Revised Take-over Code, a mandatory offer made with consideration other then cash must be accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with the offeror within the preceding 6 months.

LIQUIDATION OR OTHER RETURN OF CAPITAL

If our Company liquidates or in the event of any other return of capital, holders of Shares will be entitled to participate in any surplus assets in proportion to their shareholdings, subject to any special rights attaching to any other class of shares.

INDEMNITY

As permitted by Singapore law, the Articles provide that, subject to the Act, the board of Directors and officers shall be entitled to be indemnified by our Company against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee and in which judgement is given in their favour or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify directors and officers against any liability which by law otherwise attach to them in respect of any negligence, default, breach of duty or beach of trust of which they may be guilty in relation to our Company.

LIMITATIONS ON RIGHTS TO HOLD OR VOTE SHARES

Except as described in "Voting Rights" and "Takeovers" above, there are no limitations imposed by Singapore law or by the Articles on the rights of non-resident shareholders to hold or vote Shares.

MINORITY RIGHTS

The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Act, which gives the Singapore courts a general power to make any order, upon application by any of our shareholders, as they think fit to remedy any of the following situations:–

(a) the affairs of our Company are being conducted or the powers of the board of Directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders; or

(b) our Company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Act itself. Without prejudice to the foregoing, Singapore courts may:–

(a) direct or prohibit any act or cancel or vary any transaction or resolution;

(b) regulate the conduct of the affairs of our Company in the future;

(c) authorise civil proceedings to be brought in our name, or on our behalf, by a person or persons and on such terms as the court may direct;

(d) provide for the purchase of a minority shareholder's Shares by the other shareholders or by our Company and, in the case of a purchase of Shares by our Company, a corresponding reduction of our share capital;

(e) provide that the Memorandum of Association or the Articles be amended; or

(f) provide that our Company be wound up.



DESCRIPTION OF SINGAPORE LAW AND REGULATIONS RELATING TO TAXATION

The discussion below is not intended to constitute a complete analysis of all tax consequences relating to ownership of our Shares. ***Prospective purchasers of our Shares should consult their tax advisors concerning the tax consequences of their particular situations. This description is based on laws, regulations and interpretations now in effect and available as of the date of this Prospectus.*** The laws, regulations and interpretations, however, may change at any time, and any change could be retroactive to the date of issuance of our ordinary shares. These laws and regulations are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below.

SINGAPORE TAXATION

The following discussion describes the material Singapore income tax, capital gains tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of our Shares.

INCOME TAX

General

Singapore resident taxpayers, which include individuals who are residing in Singapore and companies which are controlled or managed in Singapore, are subject to Singapore income tax on:–

(a) income accruing in or derived from Singapore; and

(b) foreign income received in Singapore.

A company will be regarded as being resident in Singapore if the control and management of its business is exercised in Singapore (for example, if the company's board of directors meets and conducts the business of the company in Singapore). An individual will be regarded as being resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised employment in Singapore (other than as a director of a company) for 183 days or more, or if he ordinarily resides in Singapore. Non-Singapore resident corporate taxpayers, subject to certain exceptions, are subject to Singapore income tax on:–

(a) income that is accrued in or derived from Singapore; and

(b) foreign income received in Singapore.

Non-Singapore resident individuals, subject to certain exceptions, are subject to Singapore income tax only on income accruing in or derived from Singapore.

The corporate tax rate in Singapore for the Year of Assessment 2002 is 24.5 per cent. In addition, three-quarters of up to the first $10,000 of a company's chargeable income, and one half of up to the next $90,000 (excluding Singapore dividends) are exempt from corporate tax for the Year of Assessment 2002. The remaining chargeable income is tax at 24.5 per cent. A special 5.0 per cent. tax rebate (excluding Singapore dividends) is given in respect of the company's tax liabilities for the Year of Assessment 2002.

Subject to any applicable tax treaty, non-Singapore resident taxpayers are subject to withholding tax of 24.5 per cent. on certain categories of income derived from Singapore from 1 January 2001 or 15.0 per cent. in the case of interest, royalty and rental of movable property.

In the recent budget changes, the corporate tax rate in Singapore has been revised to 22.0 per cent. with effect from the Year of Assessment 2003.



DIVIDEND DISTRIBUTIONS

Current tax system

Under Singapore's taxation system, the tax paid by our Company at the prevailing corporate tax rate is in effect imputed to, and deemed to be paid on behalf of our shareholders. Shareholders receive dividends net of such tax. Shareholders are taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). The tax paid by our Company effectively becomes available to our shareholders as a tax credit to offset their Singapore income tax liability on the gross amount of dividends paid by our Company.

Singapore does not impose withholding tax on dividends paid to Singapore citizens or non-Singapore resident shareholders. As the tax paid by our Company at the prevailing corporate tax rate is deemed to be paid by our shareholders, no further Singapore income tax liability is imposed on dividends received by such non-resident shareholders. Conversely, such non-resident shareholders who do not have deductible expenses which are accepted by the Inland Revenue Authority of Singapore ("IRAS") as attributable to such dividend income will normally not receive any refund from the IRAS. Singapore taxpayers are taxed on dividends received from our Company at the income tax rates applicable to each taxpayer. Where their income tax liabilities on the dividends are lower (or, as the case may be, higher) than the tax deducted at source from such dividends at the prevailing corporate rate, such resident shareholders may receive a refund from (or, as the case may be, have to pay further tax to) the IRAS.

Where our Company receives foreign income that qualifies for double taxation relief, unilateral tax relief or Commonwealth tax relief, our Company may pay tax exempt dividends out of the foreign income received in Singapore. The amount of tax exempt dividend is equal to (i) the foreign tax credit allowed divided by the prevailing corporate tax rate less (ii) the foreign tax paid. Our Company will credit such amounts to a special account (known as the "Section 13E account"). Any subsequent dividends paid by our Company out of this account to our shareholders (other than on any shares of a preferential nature) will be tax exempt subject to certain conditions.

Proposed Tax System

On 3 May 2002, the Finance Minister announced in the Financial Year 2002 Budget that Singapore will move to a "one-tier" corporate tax system with effect from 1 January 2003. Under this proposed system, the tax collected from corporate profits is final and Singapore dividends are tax exempt in the hands of the shareholder, regardless of whether this is a corporate or individual shareholder and whether the shareholder is a Singapore tax resident. To enable companies to make full use of the unutilized dividend franking credits as at 31 December 2002, the Minister proposed to introduce a 5 year transition period from 1 January 2003 to 31 December 2007 for such companies to pay franked dividends out of its unutilized dividend franking credits. During this period, the shareholders will continue to receive these dividends with credits attached as mentioned above under the current tax system.

GAINS ON DISPOSAL OF THE ORDINARY SHARES

Singapore does not impose tax on capital gains. However, gains may be construed to be of an income nature and subject to tax if they arise from activities which the IRAS regards as the carrying on of a trade in Singapore.

Any profits from the disposal of ordinary shares are not taxable in Singapore unless the seller is regarded as having derived gains of an income nature, in which case, the disposal profits would be taxable.

STAMP DUTIES

No stamp duty is payable on the issue of new Shares of our Company.

Stamp duty is payable on the instrument of transfer of Shares of our Company at the rate of S$2.00 for every S$1,000 market value of such Shares. Pursuant to the Second Off-Budget Measures announced on 12 October 2001, the stamp duty rate will be reduced by 30% in respect of the instrument of transfer of shares executed during the period from 13 October 2001 to 31 December 2002 (both dates inclusive). Effectively, the applicable stamp duty on the instrument of transfer of our Shares will be S$1.40 for every S$1,000.00 market value of the Shares registered in Singapore if the instrument is effected from 13 October 2001 to 31 December 2002.

The purchaser is liable for stamp duty, unless there is an agreement to the contrary. No stamp duty is payable if no instrument of transfer is executed or the instrument of transfer is executed outside Singapore. However, stamp duty may be payable if the instrument of transfer which is executed outside Singapore is received in Singapore.

The above stamp duty is not applicable to electronic transfer of our Shares through the CDP.

ESTATE DUTIES

Singapore estate duty is imposed on the value of most movable and immovable property situated in Singapore owned by individuals who are not domiciled in Singapore, subject to specific exemption limits. On 3 May 2002, the Finance Minister announced in the Financial Year 2002 Budget that moveable assets of non-domiciles will be exempt from estate duty. Singapore estate duty is imposed on the value of most immovable property situated in Singapore and on most movable property, wherever it may be, owned by individuals who are domiciled in Singapore, subject to specific exemption limits. Our Company's Shares are considered to be movable property situated in Singapore as our Company is a company incorporated in Singapore and the share register is maintained in Singapore.

Accordingly, our Company's Shares held by an individual are subject to Singapore estate duty upon such individual's death, whether or not such individual is domiciled in Singapore. Singapore estate duty is payable to the extent that the value of the Shares aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at 10%. Individuals should consult their own tax advisors regarding the Singapore estate duty consequences of their ownership of our Company's Shares.

RULES OF THE CITIRAYA SHARE OPTION SCHEME

1. NAME OF SCHEME

This Scheme shall be called the "Citiraya Share Option Scheme".

2. DEFINITIONS

In this Scheme, unless the context otherwise requires, the following words and expressions shall have the following meanings:–

"Act"	The Companies Act (Chapter 50) of Singapore, as amended or modified from time to time
"Aggregate Subscription Cost"	The total amount payable for Scheme Shares which may be acquired on the exercise of an Option
"Associate"	shall bear the meaning assigned to it by the Listing Manual of the Singapore Exchange Securities Trading Limited
"Auditors"	The auditors of the Company for the time being
"Board of Directors"	The board of Directors of the Company
"Citiraya" or the "Company"	Citiraya Industries Ltd, a company incorporated in the Republic of Singapore
"Citiraya Group"	The Company and its Subsidiaries for the time being
"Committee"	The committee comprising the Committee of Directors of the Company appointed by the Board of Directors to administer the Scheme
"Controlling Shareholder"	a shareholder who has the capacity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of the Company and unless rebutted, a person having shareholding of fifteen per cent (15%) or more of the Company's issued capital shall be presumed to be a Controlling Shareholder
"Date of Grant"	The date on which an Option is granted to an Employee pursuant to Rule 5
"Director"	A Director of the Company for the time being
"Employee"	An employee (including an employee holding a non-managerial position) of the Citiraya Group including any Associate, Executive Director and Non-Executive Director selected by the Committee to participate in the Scheme in accordance with Rule 5(a) of the Scheme
"Executive Director"	A Director who performs an executive function
"Market Day"	A day on which the Stock Exchange is open for trading in securities

"Market Price"	Prior to the initial public offering of Citiraya, the initial public offering price of Shares in Citiraya. After the initial public offering of Citiraya, the average of the last dealt prices per Share determined by reference to the daily official list published by the Stock Exchange for a period of five (5) consecutive market days immediately prior to the relevant Date of Grant provided always that in the case of a market day on which the Shares of the Company are not traded on the Stock Exchange, the last dealt price for Shares on such market day shall be deemed to be the last dealt price of the Shares on the immediately preceding market day on which the Shares were traded
"Non-Executive Director"	A Director of the Company who does not perform an executive function
"Offer"	The Company's offer to a Selected Employee of an Option to subscribe for Shares under the Scheme
"Option"	The right to subscribe for Shares granted or to be granted pursuant to the Scheme
"Option Period"	Subject as provided in Rule 7, Rule 9.2 and Rule 12 and any other additional conditions as may be introduced by the Committee from time to time, a period commencing the date as provided in Rule 7(a) and expiring at the end of one hundred and twenty (120) months (or sixty (60) months where the Participant is a Non-Executive Director) after such Date of Grant
"Participant"	The holder of an Option
"Performance Criteria"	The performance criteria from time to time approved by the Chairman of the Board of Directors for the determination of the eligibility of Employees to participate in the Scheme
"Rules"	Rules of the Scheme and any reference to a particular Rule shall be construed accordingly
"Scheme"	The Citiraya Share Option Scheme, as the same may be amended from time to time pursuant to the terms and conditions set out herein
"Scheme Shares"	Shares to be issued under the Scheme
"Selected Employee"	An Employee eligible under Rule 5 below and who has been selected by the Committee for the purposes of making an Offer
"Shares"	Fully-paid ordinary shares of par value $0.025 each (or such other par value) in the capital of the Company
"Shareholders"	The registered holders of the Shares and in the case of Depositors, Depositors who have Shares entered against their names in the Depository Register
"Stock Exchange" or "SGX-ST"	The Singapore Exchange Securities Trading Limited
"Subscription Price"	The price at which a Participant shall subscribe for each Share upon the exercise of an Option as determined in accordance with Rule 9

"Subsidiaries"	The subsidiaries of a company (as defined in Section 5 of the Act) and "Subsidiary" shall be construed accordingly
"$" and "cents"	Singapore dollars and cents respectively

The terms "Depositor", "Depository" and "Depository Register" shall have the meanings ascribed to them respectively by Section 130A of the Act.

Words importing the singular shall, where applicable, include the plural and *vice versa* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders.

Any reference in this Scheme to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and used in this Scheme shall have the meaning assigned to it under the said Act.

Any reference to a time of a day in the Scheme is a reference to Singapore time.

3. DURATION OF THE SCHEME

This Scheme shall continue to be in force at the discretion of the Committee, subject to a maximum period of ten (10) years commencing on the date upon which the Scheme is adopted by the Shareholders at a general meeting; Provided Always that the Scheme may continue beyond the above stipulated period with the approval of the Shareholders by way of an ordinary resolution passed at a general meeting and of any relevant authorities which may then be required.

The Scheme may be terminated at any time by the Committee or by an ordinary resolution passed by the Shareholders at a general meeting subject to all other relevant approvals which may be required and if the Scheme is so terminated no further Options shall be offered by the Company hereunder.

The termination or discontinuance or expiry of the Scheme, for any reason, shall not affect Options which have been granted and accepted as provided in Rule 5(f), whether such Options have been exercised (whether fully or partially) or not.

4. LIMITATION ON THE SIZE OF THE SCHEME

The total number of Scheme Shares in respect of which Options may be granted on any date, when added to the number of Scheme Shares issued and issuable in respect of all Options granted under this Scheme, shall not exceed fifteen per cent (15%) of the issued share capital of the Company on the day preceding that date.

5. GRANT OF OPTIONS

(a) The following persons shall be eligible to participate in the Scheme at the absolute discretion of the Committee:–

(i) confirmed Employees (including confirmed part-time Employees) who have attained the age of twenty-one (21) years and above on or before the Date of Grant and who meet the Performance Criteria, if applicable;

(ii) Associates of Controlling Shareholder(s)who qualify under (a)(i) above who are selected to participate in the Scheme except that no Option shall be granted to such person unless his or her participation in the Scheme and the actual number and the terms of the Options (including the Subscription Price) to be granted to him or her have been approved by the Shareholders in separate resolutions for each such person. The resolution for the actual number and terms of Options to be granted for each of the Associates of Controlling Shareholder(s) should also be separate from the resolution for their participation. The following information shall be disclosed in the Circular seeking such approval:–

(i) clear justification or rationale for allowing the participation of such Associate;

(ii) clear justification or rationale for the specific grants to be made to such Associate; and

(iii) the rationale and justification for any discount granted pursuant to Rule 9.2 of the Scheme Shares under the grants made to such Associate.

Such Associate shall abstain from voting on the resolution in relation to his or her participation in the Scheme and the grant of Options to him or her; and

(iii) Any Director (including a non-Executive Director) or any Employee who has been selected by the Committee shall be eligible to participate in the Scheme Provided That a Director or Employee who is a member of the Committee shall not be involved in the Committee's deliberations in respect of Options to be granted to that Director or Employee or his or her Associates.

Persons who are Controlling Shareholders shall not be eligible to participate in the Scheme (notwithstanding that they meet the eligibility criteria in this Rule).

(b) An Employee shall be entitled to participate in more than one share option scheme of the Company or any of its Subsidiaries.

(c) An Employee shall, at the discretion of the Committee, be entitled to participate in the share option scheme of companies in which he is not principally employed.

(d) Subject to such adjustment pursuant to Rule 10, the number of Scheme Shares to be offered to an Employee in accordance with the Scheme shall be determined at the absolute discretion of the Committee. In determining the extent of participation of an eligible Employee, the Committee shall take into account criteria such as the seniority of position, performance, length of service and potential for future development of the Employee, subject always to the following limitations:–

(i) the total number of Scheme Shares to be offered to the Associates of Controlling Shareholder(s) as a whole under the Scheme shall not exceed twenty-five per cent (25%) of the total number of Scheme Shares;

(ii) the total number of Scheme Shares to be offered to each Participant who is an Associate of Controlling Shareholder(s) shall not exceed ten per cent (10%) of the number of Scheme Shares; and

(iii) the maximum number of Scheme Shares in respect of which Options may be granted on any date, when added to the number of Scheme Shares issued and issuable in respect of all Options granted under the Scheme, shall not exceed fifteen per cent (15%) of the issued share capital of the Company on the day preceding the Date of Grant of the Options. The Committee shall exercise its discretion in deciding the number of Scheme Shares to grant to each Employee which will depend on the performance and value of the Employee to the Citiraya Group and shall have the flexibility in deciding whether to issue Shares up to this prescribed limit.

(e) Offers may be made at such time as the Committee may determine.

The Letter of Offer to grant the Option shall be in or substantially in the form set out in Appendix D-I (subject to such modifications as may be made by the Committee from time to time).

(f) An Option granted to an Employee by the Committee must be accepted by the Employee within fourteen (14) days from the Date of Grant of that Option, and in any event not later than 5.00 p.m. on the fourteenth (14th) day from such Date of Grant, by completing, signing and returning the Acceptance Form in or substantially in the form set out in Appendix D-II (subject to such modifications as may be made by the Committee from time to time), accompanied by the payment of $1.00 as consideration. The Employee may accept or refuse the whole or any part of the Offer. The Committee shall within fifteen (15) Market Days of receipt of the Acceptance Form and consideration thereof, acknowledge receipt of the same.

(g) An Option which is granted to a Participant is personal to him and may not be transferred, charged, assigned, pledged or otherwise disposed of or encumbered in whole or in part without the prior written approval of the Committee.

(h) Offers shall cease and lapse forthwith automatically and shall no longer be available for acceptance in the following events:–

(i) the Offer is not accepted within the time stated therein; or

(ii) the death of the Selected Employee prior to his acceptance of the Offer;

(iii) the Selected Executive ceases to be in the employment of the Citiraya Group for any reason whatsoever; or

(iv) the liquidation of the Company.

(i) Failure by the Selected Executive to complete the Company's prescribed Acceptance Form in accordance with its requirements may render invalid the Selected Executive's acceptance of an Offer. Any Acceptance Form received after the closing date shall not be valid. The Offer is deemed not accepted until actual receipt by the Company of the Acceptance Form.

(j) In the event that a grant of an Option results in a contravention of any applicable law or regulation, such grant shall be null and void and of no effect and the relevant Participant shall have no claims whatsoever against the Company.

6. ADMINISTRATION OF SCHEME

(a) The Scheme shall be administered by the Committee in its absolute discretion with such powers and duties as are conferred on it by the Board of Directors.

(b) The Committee shall have the power, from time to time, to make and vary such regulations (not being inconsistent with this Scheme) for the implementation and administration of the Scheme as they deem fit.

(c) Any decision of the Committee, made pursuant to any provisions of the Scheme (other than a matter to be certified by the Auditors), shall be final and binding (including any decisions pertaining to disputes as to interpretation of the Scheme or any rule, regulation, or procedure thereunder as to any rights under the Scheme).

(d) The Company shall make the following disclosure in its annual report:–

(i) The names of the members of the Company administering the scheme;

(ii) The information required in the table below for the following Participants:–

(1) Directors;

(2) Participants who are Associates of the Controlling Shareholders of the Company; and

(3) Participants, other than those in (1) and (2) above, who receive 5% or more of the total number of Options available under the Scheme.

Name of Participant	Options granted during financial year under review (including terms)	Aggregate Options granted since commencement of Scheme to end of financial year under review	Aggregate Options exercised since commencement of Scheme to end of financial year under review	Aggregate Options outstanding as at end of financial year under review

(iii) In respect of Options granted at a discount, the following disclosure shall be made:–

(1) the number and proportion of Options granted at a discount of ten per cent (10%) or less during the financial year under review; and

(2) the number and proportion of Options granted at a discount of more than ten per cent (10%) during the financial year under review.

7. RIGHTS TO EXERCISE OPTION

(a) A Participant may exercise an Option (other than an Option granted at a discount) in whole or in part as follows:–

(i) up to fifty per cent (50%) of the Option at any time after twelve (12) months of the Date of Grant of that Option; and

(ii) the balance fifty per cent (50%) of the Option at any time after twenty four (24) months of the Date of Grant of that Option;

Provided Always that an Option shall be exercised before the end of one hundred and twenty (120) months (or sixty (60) months where the Participant is a Non-Executive Director) of the Date of Grant of that Option and subject to such other conditions as may be introduced by the Committee from time to time.

(b) An Option shall, to the extent unexercised, immediately lapse without any claim against the Company:–

(i) subject to Rules 7(c), (d) and (e), upon the Participant ceasing to be in the employment of any member of the Citiraya Group for any reason whatsoever; or

(ii) upon the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of or interest in such Options;

(iii) in the event of any misconduct on the part of the Participant, as determined by the Committee in its absolute discretion or any breach of any regulation of the Company or the Citiraya Group, such breach being regarded as serious by the Committee in its absolute discretion; or

(iv) in the event the Participant ceases to be an employee and joining a competitor or competitors of the Citiraya Group.

For the purpose of Rules 7(b)(i) and (iv) above, a Participant shall be deemed to have ceased to be so employed as of the date the notice of termination of employment is tendered by or is given to him, unless such notice shall be withdrawn prior to its effective date.

(c) If a Participant ceases to be employed by the Citiraya Group by reason of ill-health, injury, disability (in each case, as evidenced to the satisfaction of the Committee), redundancy, retirement or for any other reason approved in writing by the Committee, he may, at the discretion of the Committee, but subject to Rule 7(a), exercise any unexercised Option within the period of thirty (30) days after the date of such cessation of employment or before the end of one hundred and twenty (120) months (or sixty (60) months where the Participant is a Non-Executive Director) of the Date of Grant of that Option, whichever is earlier, or such other period as approved by the Committee in writing. Upon expiry of such period, the Option shall lapse.

(d) If a Participant ceases to be employed by the Citiraya Group by reason of the company in which he is principally employed ceasing to be a member of the Citiraya Group or the undertaking or part of the undertaking of such company being transferred otherwise than to another company within the Citiraya Group, provided the Committee gives its consent in writing and subject to Rule 7(a), he may, at the discretion of the Committee, exercise any unexercised Option(s) within the period of thirty (30) days after the date of such cessation of employment or before the end of one hundred and twenty (120) months (or sixty (60) months where the Participant is a Non-Executive Director) of the Date of Grant of that Option, whichever is earlier, or such other period as approved by the Committee in writing. Upon the expiry of such period, the Option shall lapse.

(e) If a Participant dies and at the date of his death the Participant holds any unexercised Option, such Option may at the absolute discretion of the Committee, but subject to Rule 7(a), be exercised by the duly appointed personal representative(s) of the Participant within the period of twelve (12) months after his death or before the end of one hundred and twenty (120) months (or sixty (60) months where the Participant is a Non-Executive Director) of the Date of Grant, whichever is earlier. Upon the expiry of such period, the Option shall lapse.

8. EXERCISE OF OPTIONS, ALLOTMENT AND LISTING OF SHARES AND NON-EXERCISE OF OPTIONS IN CERTAIN SITUATIONS

(A) Exercise of Options, Allotment and Listing of Shares

(a) An Option may be exercised in multiples of 1,000 Scheme Shares only and may be exercised, in whole or in part, by a Participant giving notice in writing to the Company in the form or substantially in the form set out in Appendix D-III (subject to such modifications as may be made by the Committee from time to time). Such notice must be accompanied by a remittance for the Aggregate Subscription Cost, the relevant Depository Charges and such other documentation as the Committee may require. An Option shall be deemed to be exercised only upon the receipt by the Company of the said notice duly completed and the Aggregate Subscription Cost, the relevant Depository Charges and such other documentation as the Committee may require. All payments pursuant to this Clause shall be made by cheque, cashier's order, bank draft or postal order made out in favour of the Company.

(b) The Company shall, as soon as practicable after the exercise of an Option allot and issue the relative Scheme Shares to the Participant and shall apply to the Stock Exchange for permission to deal in and for quotation of such Scheme Shares. Scheme Shares which are allotted and issued on the exercise of an Option by a Participant shall be issued, as the Participant may elect, in the Participant's name or in the name of the Depository and credited to the securities account of that Participant or that Participant's securities sub-account with a Depository Agent. Subject to such consents or other required action of any competent authority under such regulations or enactments for the time being in force as may be necessary and subject to compliance with the rules of the Scheme and the Memorandum and Articles of Association of the Company, the Company shall, within ten (10) Market Days after the exercise of an Option, allot and issue the relative Scheme Shares and, within five (5) Market Days after the date of such allotment and issue, despatch to the Participant or the Depository (as the case may be) the relative share certificates by ordinary post or such other mode as the Committee may deem fit.

(c) The Scheme Shares shall be subject to all the provisions of the Articles of Association of the Company and shall rank in full for all dividends declared or recommended in respect of the then issued Shares the Record Date of which is on or after the date of the exercise of the Option. The Scheme Shares will rank *pari passu* in all respects with the then issued Shares of the Company. "Record Date" means the date on which Shareholders must be registered in order to participate in any dividends or other distributions or other rights.

(d) The Company shall maintain sufficient unissued reserved Shares to satisfy the exercise in full of all Options for the time being remaining capable of being exercised.

(B) Non-exercise of Options in Certain Situations

Upon the expiry of any Option to which a Participant is entitled (which Option has not been exercised or fully exercised), or upon receipt of an irrevocable notice in writing from a Participant to the effect that he does not wish to exercise his entitlement or balance of his entitlement to any Option granted to and accepted by him, the Company shall forthwith cancel the relevant Option or Options and refund to that Participant all monies (if any) paid under Rule 5(f) without interest, benefit, compensation or other share of revenue (if any) arising from the use of the said monies for the meantime.

9. DETERMINATION OF SUBSCRIPTION PRICE

9.1 Subject to the provisions of Rules 9.2 and 10 below, the Subscription Price per Share to be paid by way of subscription upon exercise of an Option shall be equal to the Market Price.

9.2 The Subscription Price of the Options may, at the discretion of the Committee, be set at such discount as may be determined by the Committee, subject to the following conditions:–

(i) the maximum discount shall not be at a discount rate exceeding twenty per cent (20%) of the Market Price;

(ii) the Committee shall exercise any decision to offer Options with an exercise price set at a discount in good faith and only when circumstances require;

(iii) if and only if the Committee verily believes that the discount and the quantum thereof would be in furtherance of the core objectives of the Scheme and would be in the best interests of the Company and the prevailing market conditions. In making any determination as to the actual discount applicable to any Option, the Committee shall take into account such criteria as the Committee may, in its absolute discretion, deem appropriate, in particular:–

(1) the performance of the Company and its Subsidiaries, on the basis of the Citiraya Group's sales, revenues, profit and/or any other financial parameters as the Committee may, in its absolute discretion, deem appropriate;

(2) the individual performance of the Participant, his effectiveness and contribution to the success and development of the Citiraya Group; and/or

(3) the potential for future development of the Participant to the success and development of the Citiraya Group; and

(vi) the Options may only be exercised after two (2) years from the Date of Grant as follows:–

(1) up to fifty per cent (50%) of such Option any time after twenty four (24) months from the Date of Grant of that Option;

(2) the balance fifty per cent (50%) of the Option at any time after thirty six (36) months of the Date of Grant of that Option;

Provided Always that such Option shall be exercised before the end of one hundred and twenty (120) months (or sixty (60) months where the Participant is a Non-Executive Director) of the Date of Grant of that Option and subject to such other conditions as may be introduced by the Committee from time to time.

9.3 In addition to the fulfilment of the above conditions, in the event the Committee decides to offer any discount to the exercise price of Options granted to the Associates of the Controlling Shareholder(s), the amount of the discount and the specific Subscription Price of the Options shall be approved by independent Shareholders in separate resolutions for each such person by the Company in general meeting.

10. VARIATION OF CAPITAL

(a) If a variation in the issued share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, capital reduction, sub-division or consolidation of Shares) shall take place or if there is an offer or invitation made by the Company to Shareholders whereunder they may acquire rights to acquire or subscribe for Shares, then:–

(i) the Subscription Price;

(ii) the nominal value, class and/or number of Scheme Shares comprised in an Option to the extent unexercised; and/or

(iii) the nominal value, class and/or number of Scheme Shares over which additional Options may be granted to the Participants;

may be adjusted in such manner as the Committee may determine to be appropriate, except in relation to a capitalisation issue, upon the written confirmation of the Auditors (acting only as experts and not as arbitrators) that in their opinion, such adjustment is fair and reasonable.

(b) Notwithstanding the provisions of Rule 10(a) above, no such adjustment shall be made if, as a result the Subscription Price shall fall below the nominal value of a Share (in which event the Subscription Price shall be the nominal value of a Share) unless the Committee, after considering all relevant circumstances, considers it just and equitable to do so.

(c) The issue of securities as consideration for an acquisition or a private placement of securities will not be regarded as a circumstance requiring adjustment. In addition, the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on SGX-ST during the period when a share purchase mandate granted by Shareholders of the Company (including any renewal of such mandate) is in force shall not be regarded as a circumstance requiring adjustment.

Upon any adjustment made pursuant to this Rule 10, the Company shall notify the Participants (or their duly appointed legal personal representatives) in writing of the Subscription Price thereafter in effect and the nominal value, class and/or number of Scheme Shares thereafter to be issued on the exercise of the Option. Any adjustment shall take effect upon such written notification being despatched.

11. ALTERATION OF THE SCHEME

Subject to the Rules, the Scheme may be modified or amended in any respect by a resolution of the Committee except that:–

(a) no modification or amendment shall alter adversely the rights attaching to any Options granted prior to such modification or alteration except with the consent in writing of such number of Participants who, if they exercised their Options in full, would thereby become entitled to not less than three-quarters (3/4) in nominal amount of all the Scheme Shares which would fall to be issued and allotted upon exercise in full of all outstanding Options;

(b) the definitions of "Committee", "Employee", "Option Period", "Participant", "Subscription Price" and the provisions of Rules 4, 5(a), 5(b), 5(c), 5(d), 5(e), 5(f), 6, 7, 8(A)(c), 8(A)(d), 9, 10 and this Rule 11 shall not be altered to the advantage of Participants except with the prior sanction of the Shareholders at a general meeting; and

(c) no modification or amendment shall be made without the prior approval of the Stock Exchange and/or any other relevant competent regulatory authorities.

Written notice of any modification or alteration made in accordance with this Rule shall be given to all Participants.

12. TAKE-OVER AND WINDING UP OF THE COMPANY

(a) In the event of a take-over offer being made for the Company, a Participant holding an Option shall, subject to Rule 7, Rule 9.2 and Rule 12(e), be entitled within six (6) months of the date on which such offer is made or, if such offer is conditional, within six (6) months of the date on which the offer becomes or is declared unconditional (but not after the expiry of the Option Period relating thereto), to exercise in full or in part any Option as yet unexercised. However, if during such period of six (6) months, a party becomes entitled or bound to exercise rights of compulsory acquisition of the Shares under the provisions of any applicable law and gives notice to the Participant that it intends to exercise such rights on a specified date, the Option shall remain exercisable by the Participant until the expiry of such specified date or the expiry of the Option Period relating thereto, whichever is earlier. Any Option not so exercised shall lapse unless the rights of acquisition or obligations to acquire shall have been exercised or performed, as the case may be. If such rights or obligations have not been exercised or performed, the Option shall, subject to Rule 7, Rule 9.2 and Rule 12(e), remain exercisable until the expiry of the Option Period relating thereto.

For the avoidance of doubt, the provisions of this Rule 12(a) shall not come into operation in the event that a take-over offer which is conditional does not become or is not declared unconditional.

(b) If under any applicable law, the court sanctions a compromise or arrangement, proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies, each Participant shall be entitled, subject to Rule 7, Rule 9.2 and Rule 12(e), to exercise any Option then held by him during the period commencing on the date upon which the compromise or arrangement is sanctioned by the court and ending either on the expiry of sixty (60) days thereafter or the date upon which it becomes effective, whichever is later (but not after the expiry of the Option Period relating thereto), whereupon the Option shall automatically lapse and so thereafter become null and void.

(c) In the event of a members' solvent voluntary winding-up (other than for amalgamation or reconstruction) of the Company, the Participant shall be entitled within thirty (30) days of the passing of the resolution of such winding-up (but in any event prior to the expiration of the Option Period relating thereto) to exercise in full any unexercised Option, after which such unexercised Option shall, subject to Rules 7, 9.2 and 12(e), lapse and become null and void.

(d) If an order or an effective resolution is passed for the winding-up of the Company on the basis of its insolvency, all Options, to the extent unexercised, shall automatically lapse and thereafter be null and void.

(e) If in connection with the making of a general offer referred to in Rule 12(a) or the scheme referred to in Rule 12(b) or the winding up referred to in Rule 12(c), arrangements are made (which are confirmed in writing by the Auditors, acting only as experts and not as arbitrators, to be fair and reasonable) for the compensation of Participants, whether by the continuation of their Options or the payment of cash or the grant of other options or otherwise, a Participant holding an Option, which is not then exercised, shall not, except at the discretion of the Committee, be permitted to exercise that Option as provided for in this Rule 12.

(f) To the extent that an Option is not exercised within the periods referred to in this Rule 12, it shall lapse.

13. RIGHTS AND OBLIGATIONS OF EXECUTIVES AS EMPLOYEES UNAFFECTED

The terms of employment of a Participant shall not be affected by his participation in this Scheme which shall neither form part of such terms nor entitle him to take into account such participation in calculating any compensation or damages on the termination of such Participant's employment for any reason.

14. NOTICES

(a) Any notice required to be given by a Participant to the Company shall be sent or made to the registered office of the Company or such other address as may be notified by the Company to him in writing.

(b) Participants shall be entitled to receive copies of all notices, reports and accounts of the Company sent to Shareholders. Such notices or documents required to be given to a Participant shall be delivered to him by hand or sent to him at his home address according to the records of the Company and if delivered personally, shall be deemed to have been given on the date of delivery and if sent by post, shall be deemed to have been given on the day following the date of posting.

15. TAXES

All taxes (including income tax) arising from the exercise of any Option granted to any Participant under the Scheme shall be borne by that Participant.

16. COSTS AND EXPENSES OF SCHEME

(a) Each Participant shall be responsible for all fees of the Depository relating to or in connection with the issue and allotment of any Scheme Shares, the deposit of share certificate(s) with the Depository, the Participant's securities account with Depository, or the Participant's securities sub-account with a Depository Agent (collectively, the "Depository Charges").

(b) Save for the taxes referred to in Rule 15 and the fees referred to in Rule 16(a), all fees, costs and expenses incurred by the Company in relation to the Scheme including but not limited to the fees, costs and expenses relating to the issue and allotment of the Shares of the Company pursuant to the exercise of any Option shall be borne by the Company.

17. DISPUTES

Any disputes or differences of any nature arising thereunder shall be referred to the Committee and its decision shall be final and binding in all respects.

18. DISCLAIMER OF LIABILITY

Notwithstanding any provisions contained herein and subject to applicable laws, the Committee and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including but not limited to the Company's delay in issuing the Scheme Shares or procuring the listing of the Scheme Shares on the Stock Exchange in accordance with Rule 8A(b) (and any other stock exchange on which the Shares are quoted or listed).

19. CONDITION OF OPTION

Every Option shall be subject to the condition that no Shares shall be issued pursuant to the exercise of an Option if such issue would be contrary to any law or enactment, or any rules or regulations of any legislative or non-legislative governing body for the time being in force in the jurisdiction of Singapore or any other relevant country.

20. GOVERNING LAW

This Scheme shall be governed by and construed in accordance with the laws of Singapore. The Participants, by accepting Options in accordance with the Scheme, and the Company irrevocably submit to the exclusive jurisdiction of the courts of Singapore.

APPENDIX D-I

CITIRAYA SHARE OPTION SCHEME

LETTER OF OFFER

Serial No. ____________

Private & Confidential

Date: ________________

To: Name
Designation
Address

Dear Sir/Madam

We have the pleasure of informing you that you have been nominated by the Committee of Directors of Citiraya Industries Ltd (the "Company") to participate in the Citiraya Share Option Scheme (the "Scheme").

Accordingly, an offer is hereby made to grant you an Option (as defined in the Scheme), in consideration of the payment of a sum of $1.00, to subscribe for and be allotted __________ ordinary shares $0.025 each in the issued and paid-up share capital of Company (the "Shares") at the price of $__________ per Share. The Option shall be subject to the rules of the Scheme, a copy of which is enclosed herewith. The Option is personal to you and shall not be transferable, assignable or chargeable to any other person in whole or in part save as provided in the Scheme.

If you wish to accept the offer, please sign and return the enclosed Acceptance Form with a sum of $__________ not later than ______ (a.m./p.m.) on ________________, failing which this offer shall automatically lapse and shall thereafter be null and void.

Yours faithfully

The Committee
CITIRAYA INDUSTRIES LTD
Share Option Scheme

CITIRAYA SHARE OPTION SCHEME

ACCEPTANCE FORM

Private & Confidential

Serial No.: ______________

To: The Company Secretary
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Closing Time and Date for Acceptance of Offer	:	______________
Number of Shares offered	:	______________
Subscription Price per Share	:	$______________
Total Amount Payable for the Shares (exclusive of the relevant Charges)	:	$______________

I have read your Letter of Offer dated __________________ (Date of Grant) and agree to be bound by the Rules of the Citiraya Share Option Scheme stated therein. I hereby accept the Option to subscribe for ___________ Shares at $___________ for each Share and enclose a *cheque/cashier's order/ banker's draft postal order for $___________ as consideration for the grant of the Option.

I am aware that I am not obliged to exercise my Option.

[@]I acknowledge and confirm that I shall be responsible for the payment (if any) of all fees of the Depository relating to or in connection with the allotment and issue of any Shares in the Depository's name, the deposit of share certificate(s) with the Depository, my securities account with the Depository or my securities sub-account with a Depository Agent (as the case may be)(collectively, the "Depository Charges").

I further acknowledge and confirm that you have not made any representation to induce me to accept this offer in respect of the said Option and that the terms of the Letter of Offer and this Acceptance Form constitute the entire agreement between us relating to the offer.

Please print in block letters

Name in Full	:	______________________
Designation	:	______________________
Address	:	______________________
		______________________
Nationality	:	______________________
*NRIC/Passport No.	:	______________________
Signature	:	______________________
Date	:	______________________

Notes:–

1. Shares must be accepted in full or in multiples of 1,000.
2. The Acceptance Form must be forwarded to the Company Secretary in an envelope marked "Private and Confidential".
3. The Participant shall be informed by the Company of the relevant Depository Charges payable at the time of the exercise of an option, if any.

*Delete accordingly

@If applicable

APPENDIX D-III

CITIRAYA SHARE OPTION SCHEME

EXERCISE NOTICE

Serial No.: ____________

Private & Confidential

To: The Company Secretary
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Total number of ordinary shares of $__________ each (the "Shares") offered at $__________ for each Share under the Scheme on __________ (Date of Grant) : ____________________

Number of Shares previously allotted and issued thereunder : ____________________

Outstanding balance of Shares to be allotted and issued thereunder : ____________________

Number of Shares now to be subscribed : ____________________

---

1. Pursuant to your Letter of Offer dated ______________ (Date of Grant) and my acceptance thereof, I hereby exercise the Option to subscribe for __________ Shares in the capital of Citiraya Industries Ltd at $__________ per Share.

2. I hereby request the Company to allot and issue the number of Shares specified in paragraph 1 above *in my name/in the name of ____________________ to the credit of my securities account with the Depository or my securities sub-account with the Depository Agent specified below and to deliver the share certificate(s) relating thereto to me/the Depository. @I further agree to bear such fees or other charges as may be imposed by the Depository (the "Depository Charges") in respect thereof:–

   *(a) Direct Securities Account Number ____________________

   or

   *(b) Sub-Account Number ____________________

   Name of Depository Agent ____________________

3. I enclose a *cheque/cashier's order/bank draft/postal order no. __________ of $__________ in payment for the following:–

   (a) Subscription of $__________ for the total number of the said shares; and

   (b) @Depository Charges of $__________.

4. I agree to subscribe for the said Shares subject to the terms of the Letter of Offer, the Citiraya Share Option Scheme and the Memorandum and Articles of Association of the Company.

5. I declare that I am subscribing for the said Shares for myself and not as a nominee for any other person.

Please print in block letters

Name in Full : ______________________________

Designation : ______________________________

Address : ______________________________

____

Nationality : ______________________________

*NRIC/Passport No. : ______________________________

Signature : ______________________________

Date : ______________________________

Note:–

1. An Option may be exercised, in whole or in part, provided that an Option may be exercised in part only in respect of 1,000 Shares or any multiple thereof.
2. The Exercise of Option to Subscribe must be forwarded to the Company Secretary in an envelope marked "Private and Confidential".

*Delete accordingly

@if applicable

SUMMARY OF MATERIAL CHANGES TO THE PRELIMINARY PROSPECTUS LODGED WITH THE REGISTRAR OF COMPANIES AND BUSINESSES ON 28 JUNE 2002

On 28 June 2002, we registered a preliminary prospectus (the "Preliminary Prospectus") with the Registrar of Companies and Businesses in Singapore. This Prospectus contains several material changes to the Preliminary Prospectus and they are as follows:-

(1) **Inclusion of Placement Agents**

We have included five other placement agents in the Prospectus, namely UOB Kay Hian Private Limited, J. M. Sassoon & Co. (Pte) Ltd., Kim Eng Ong Asia Securities Pte Ltd, Phillip Securities Pte Ltd and Lim & Tan Securities Pte Ltd.

(2) **Inclusion of Underwriters**

We have included the two Underwriters in the Prospectus, namely Phillip Securities Pte Ltd and J. M. Sassoon & Co. (Pte) Ltd.

(3) **Directors**

We have included Citiraya Property Pte Ltd under the Past Directorships column for Mr Lai Wee Ngen William on page 81.

(4) **Update of Financial Year 2002 Budget Changes**

We have updated Appendix C, *Description of Singapore Law and Regulations Relating to Taxation,* arising from the Financial Year 2002 Budget.





THE COMPANIES ACT (CAP. 50)

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

CITIRAYA INDUSTRIES LTD

Incorporated on the 28th day of November 1992

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

FORM 20
THE COMPANIES ACT, CAP. 50
SECTION 31(3)

CERTIFICATE OF INCORPORATION ON
CONVERSION TO A PUBLIC COMPANY

COMPANY NAME : CITIRAYA INDUSTRIES PTE LTD

COMPANY NO. : 199206445M

THIS IS TO CERTIFY THAT THE ABOVENAMED COMPANY, WHICH WAS ON 28/11/1992 INCORPORATED UNDER THE COMPANIES ACT AS A COMPANY LIMITED BY SHARES, DID ON 14/06/2002 CONVERT TO A PUBLIC COMPANY AND THAT THE NAME OF THE COMPANY NOW IS CITIRAYA INDUSTRIES LTD.

GIVEN UNDER MY HAND AND SEAL ON 14/06/2002


REGISTRAR OF COMPANIES & BUSINESSES
MAJULAH SINGAPURA
SINGAPORE

KEVIN CHUA
SENIOR ASST REGISTRAR OF COMPANIES AND BUSINESSES
SINGAPORE

FORM 13
THE COMPANIES ACT, CAP. 50
SECTION 28(2)

COMPANY NO.

199206445M

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME OF COMPANY

THIS IS TO CERTIFY THAT SUZIDA INDUSTRIES (PTE) LIMITED INCORPORATED UNDER THE COMPANIES ACT ON 28/11/1992 DID BY A SPECIAL RESOLUTION RESOLVE TO CHANGE ITS NAME TO CITIRAYA INDUSTRIES PTE LTD AND THAT THE COMPANY WHICH IS A PRIVATE COMPANY LIMITED BY SHARES IS NOW KNOWN BY ITS NEW NAME WITH EFFECT FROM 02/11/1995.

GIVEN UNDER MY HAND AND SEAL ON 02/11/1995.

Kelvin Tan

TAN HENG KIAT, KELVIN
SENIOR ASST REGISTRAR OF COMPANIES AND BUSINESSES
SINGAPORE

Form 9

THE COMPANIES ACT, CAP. 50

[Section 19(4)]

No. of Company

199206445M

CERTIFICATE OF INCORPORATION OF PRIVATE COMPANY

This is to certify that

SUZIDA INDUSTRIES (PTE) LIMITED

is incorporated under the Companies Act. Cap. 50, on 28/11/92 and that the company is a private company limited by shares.

Given under my hand and seal on 28/11/92

SEAL

MRS CHNG-LEE SOON GIM
SR ASST Registrar of Companies & Businesses
Republic of Singapore

THE COMPANIES ACT (CAP.50)

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

CITIRAYA INDUSTRIES LTD

---

1. The name of the Company is **"CITIRAYA INDUSTRIES LTD"**.

2. The registered office of the Company will be situate in the Republic of Singapore.

3. The objects for which the Company is established are:-

   (a) To carry on all or any of the business of manufacturers, assemblers, designers, suppliers, repairers, agents, distributors, dealers in and hirers, and renters of all types of motor cycles and scooters, motor cars, motor vans, motor trucks and conveyances and vehicles of all kinds, whether self-propelled or otherwise and component and spare parts thereof; manufacturers and suppliers of, agents, distributors, dealers in all kind of engines, spare parts thereof, and castings of every description, and of, for, and in all accessories and apparatus, appurtenances, articles, and things used or likely to be required in connection with any of the abovementioned business, or by any of the customers of the company.

   (b) To carry on the businesses of letting, hiring and leasing of all kinds of new and second-hand motor cycles and motor cars dealt in by the company and to enter into hire-purchases agreements with the purchase, sell, let on hire or dispose of all kinds of new and second-hand motor cycles and motor car under hire-purchase agreements.

   (c) To purchase and sell various kinds of hardware, engines, building materials and auto and motor spare parts and accessories, and to carry on the business as manufacturers, importers, exporters, and commission agents of the abovementioned goods and articles.

(d) To develop and turn to account any land acquired by or in which the Company is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up and improving building, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement, and by advancing money to and entering into contract and arrangements of all kinds with builders, tenants and others.

(e) To purchase or otherwise acquire for investment lands, houses, theatres, buildings, plantations, and immovable property of any description or any interest therein.

(f) To purchase, establish and carry on business as general merchants, manufacturers, importers, exporters, commission agents, del credere agents, removers, packers, storers, storekeepers, factors and manufacturers of and dealers in foreign and local produce, manufactured goods, materials and general merchandise and to import, buy, prepare, manufacture, render marketable, sell, barter, exchange, pledge, charge, make advances on and otherwise deal in or turn to account, produce goods, materials and merchandise generally either in their prepared, manufactured or raw state and to undertake, carry on and execute all kinds of financial commercial trading and other manufacturing operations and all business whether wholesale or retail usually carried on by Eastern merchants.

(g) To buy, sell, manufacture, repair, alter, improve, exchange, let out on hire, import, export and deal in all works, plant, machinery, tools, utensils, appliances, apparatus, products, materials substances, articles and things capable of being used in any business which this company is competent to carry on or required by any customers of or persons having dealings with the company or commonly dealt in by persons engaged in any such business or which may seem capable of being profitably dealt with in connection therewith and to manufacture, experiment with, render marketable and deal in all products of residual and by-products incidental to or obtained in any of the businesses carried on by the company.

(h) To purchase or otherwise acquire and hold and charter ships and vessels of all kinds.

(i) To purchase take on lease or in exchange hire or otherwise acquire any real or personal property licences rights or privileges which the company may think necessary or convenient for the purposes of its business and to construct, maintain and alter any buildings or works necessary or convenient for the purposes of the company.

(j) To purchase or otherwise acquire, issue, re-issue, sell, and place shares, stocks, bonds, debentures and securities of all kinds.

(k) To apply for purchase or otherwise acquire any patents, brevets d'invention, licenses, concessions and the like, conferring any exclusive or non-exclusive or limited right to use any secret or other information as to any invention or preparation which may seem capable of being used for any of the purposes of

the company or the acquisition of which may seem calculated directly or indirectly to benefit the company and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property rights or information so acquired.

(l) To erect, construct, lay down, enlarge, alter and maintain any roads, railways, tramways, sidings, bridges, reservoirs, ship building yards, shops, stores, factories, building works, plant and machinery necessary or convenient for the company's business, and to contribute to or subsidise the erection, construction and maintenance of any of the above.

(m) To borrow or raise or secure the payment of money for the purposes of or in connection with the company's business, and for the purposes of or in connection with the borrowing or raising of money by the company to become a member of any building society.

(n) To mortgage and charge the undertaking of all or any of the real and personal property and assets, present or future, and all or any of the uncalled capital for the time being of the company, and to issue at par or at a premium or discount, and for such consideration and with and subject to such rights, powers, privileges and conditions as may be thought fit, debentures or debenture stock, either permanent or redeemable or repayable, and collaterally or further to secure any securities of the company by a trust deed or other assurance.

(o) To issue and deposit any securities which the company has power to issue by way of mortgage to secure any sum less than the nominal amount of such securities, and also by way of security for the performance of any contracts or obligations of the company or of its customers or other persons or corporations having dealings with the company, or in whose business or undertakings the company is interested, whether directly or indirectly.

(p) To guarantee the obligations and contracts of customers and others.

(q) To make advances to customers and others with or without security, and upon such terms as the Company may approve.

(r) To grant pensions, allowances, gratuities and bonuses to officers, ex-officers, employees or ex-employees of the company or its predecessors in business or the dependants or connections of such persons, to establish and maintain or concur in establishing and maintaining trusts, funds or schemes (whether contributory or non-contributory) with a view to provide pensions or other benefits for any such persons as aforesaid, their dependants or connections, and to support or subscribe to any charitable funds or institutions, the support of which may, in the opinion of the directors, be calculated directly or indirectly to benefit the company or its employees, and to institute and maintain any other establishment or profit-sharing scheme calculated to advance the interests of company or its officers or employees.

(s) To draw, make, accept, endorse, negotiate, discount and execute promissory notes, bills of exchange and other negotiable instruments.

(t) To invest and deal with the moneys of the company not immediately required for the purposes of its business in or upon such investments or securities and in such manner as may from time to time be determined.

(u) To pay for any property or rights acquired by the company, either in cash or fully or partly paid-up shares, with or without preferred or deferred or special rights or restrictions in respect of dividend, repayment of capital, voting or otherwise, or by any securities which the company has power to issue, or partly in one mode and partly in another, and generally on such terms as the company may determine.

(v) To accept payment for any property or rights sold or otherwise disposed of or dealt with by the company, either in cash, by instalments or otherwise, or in fully or partly paid-up shares of any company or corporation, with or without deferred or preferred or special rights or restrictions in respect of dividends, repayment of capital, voting or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages, or other securities of any company or corporation, or partly in one mode and partly in another, and generally on such terms as the company may determine, and to hold, dispose of any shares, stock or securities so acquired.

(w) To enter into any partnership or joint-purse arrangement or arrangement for sharing profits, union of interests or co-operation with any company, firm or person carrying on or proposing to carry on any business within the objects of this company, and to acquire and hold, sell, or dispose of shares, stock or securities of any such company, and to guarantee the contracts or liabilities of, or the payment of the dividends, interest or capital of any shares, stock or securities of and to subsidise or otherwise assist any such company.

(x) To make donations for patriotic or for charitable purposes.

(y) To transact any lawful business in aid of the Republic of Singapore in the prosecution of any war in which the Republic of Singapore is engaged.

(z) To establish or promote or concur in establishing or promoting any other company whose objects shall include the acquisition and taking over of all or any of the assets and liabilities of this company or the promotion of which shall be in any manner calculated to advance directly or indirectly the objects or interests of this company, and to acquire and hold or dispose of shares, stocks or securities of and guarantee the payment of the dividends, interest or capital of any shares, stock or securities issued by or any other obligations of any such company.

(aa) To purchase or otherwise acquire and undertake all or any part of the business, property, assets, liabilities and transactions of any person, firm or company carrying on any business which this company is authorised to carry on.

(bb) To sell, improve, manage, develop, turn to account, exchange, let on rent, royalty, share of profits or otherwise, grant licences, easements and other rights in or over, and in any other manner deal with or dispose of the undertaking and all or any of the property and assets for the time being of the

company for such consideration as the company may think fit.

(cc) To amalgamate with any other company whose objects are or include objects similar to those of this company, whether by sale or purchase (for fully or partly paid up shares or otherwise) of the undertaking, subject to the liabilities of this or any other company as aforesaid, with or without winding up, or by sale or purchase (for fully or partly paid-up shares or otherwise) of all or a controlling interest in the shares or stock of this or any such other company as aforesaid, or by partnership, or any arrangement of the nature of partnership, or in any other manner.

(dd) To distribute among the members in specie any property of the company, or any proceeds of sale or disposal of any property of the company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(ee) To do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(ff) To do all such other things as are incidental or conducive to the above objects or any of them.

AND IT IS HEREBY declared that the word "Company", save when used in reference to this Company in this clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, whether domiciled in Singapore or elsewhere. None of the sub-clauses of this clause or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary merely to the objects mentioned in the first sub-clause of this clause, the intention being that the objects specified in each sub-clause of this clause shall, except where otherwise expressed in such clause, be independent main objects and shall be in no wise limited or restricted by reference to or inference from the terms of any other sub-clause or the name of the Company, but the Company shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world and notwithstanding that the business undertaking, property or act proposed to be transacted, acquired, dealt with or performed does not fall within the objects of the first sub-clause of this clause.

4. The liability of the members is limited.

5. The share capital of the Company is $100,000 divided into 100,000 ordinary shares of $1.00 each. The shares in the original or any increased capital may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividends, capital, voting or otherwise.

We, the several persons whose names, addresses and descriptions are hereunto described, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the Capital of the Company set opposite to our respective names.

Names, Addresses and Occupations of Subscribers	Number of Shares taken by each Subscribers
WONG YING MENG Blk 840 Sims Ave #02-854 Singapore 1440 **DIRECTOR** NRIC: 1158771/B	ONE
LIM TEOK HOON 16 Jalan Setiakasih, 8 Bukit Damansara, 50490 Kuala Lumpur **DIRECTOR** NRIC: 7097412	ONE
Total number of shares taken	TWO

Dated this 28th day of August, 1992.

Witness to the above signatures:-

NG KUM FATT
(Approved Company Auditor)
808 French Road, #05-151
Kitchener Complex
Singapore 0820

THE COMPANIES ACT (CAP.50)

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION*

OF

CITIRAYA INDUSTRIES LTD

PRELIMINARY

1. The regulations in Table A in the Fourth Schedule to the Companies Act, Chapter 50 (as amended) shall not apply to the Company.

2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

"the Act"	The Companies Act, Chapter 50 (as amended from time to time).
"book-entry securities"	Listed securities:- (a) documents of title to which are deposited by a Depositor with the CDP and are registered in the name of the CDP or its nominee; and

* Adopted, to take effect from the date of conversion of the Company into a public company, by a Special Resolution passed on 13 June 2002. The Company became a public company upon the issue of a Certificate Of Incorporation On Conversion To A Public Company by the Registrar of Companies in Singapore.

(b) which are transferable by way of book-entry in the Depository Register and not by way of an instrument of transfer.

"CDP" — The Central Depository (Pte) Limited established by the Designated Stock Exchange or any other corporation appointed by the Minister as a depository company or corporation for the purpose of the Act, which as bare trustee operates the Central Depository System for the holding and transfer of book-entry securities.

"the Company" — CITIRAYA INDUSTRIES LTD

"Depositor" — A Depository Agent or a Direct Account Holder to the balance of whose Securities Account any shares are credited, but excluding a Sub-Account Holder.

"Depository Agent" — A member company of the Singapore Exchange Securities Trading Limited, a trust company (registered under the Trust Companies Act, Chapter 336), a banking corporation or merchant bank (approved by the Monetary Authority of Singapore under the Monetary Authority of Singapore Act, Chapter 186), or any other person or body approved by CDP who or which:-

(a) performs services as a depository agent for sub-account holders in accordance with the terms of a depository agent agreement entered into between CDP and the Depository Agent;

(b) deposits book-entry securities with CDP on behalf of the sub-account holders; and

(c) establishes an account in its name with CDP.

"Depository Register" — A register maintained by CDP in respect of book-entry securities.

"Designated Stock Exchange" — The Singapore Exchange Securities Trading Limited for so long as the shares of the Company are listed and quoted on the Singapore Exchange Securities Trading Limited or such other stock exchange in respect of which the shares of the Company are listed or quoted.

"Direct Account Holder"	A person who has a securities account directly with CDP and not through a Depository Agent.
"Directors"	The directors of the Company for the time being, as a body or as a quorum present at a meeting of directors.
"in writing"	Written or produced by any substitute for writing or partly one and partly the other.
"market day"	A day on which the Singapore Exchange Securities Trading Limited is open for trading in securities.
"Managing Director"	Any person appointed by the Directors to be managing director or executive chairman of the Company.
"month"	Calendar month.
"Office"	The registered office of the Company for the time being.
"Paid"	Paid or credited as paid.
"These presents"	These Articles of Association as from time to time amended.
"Register of Members"	The Company's register of members.
"Seal"	The common seal of the Company.
"Secretary"	Any person appointed by the Directors to perform any of the duties of the Secretary or where two or more persons are appointed to act as Joint Secretaries any one of those persons.
"Securities Account"	The securities account maintained by a depositor with CDP.
"Statutes"	The Act and every other written law for the time being in force concerning companies and affecting the Company.
"year"	Calendar year.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Subject as aforesaid, any words or expression defined in the Act or the Interpretation Act, Chapter 1 shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

AUTHORIZED SHARE CAPITAL

3. (A) The authorized share capital of the Company is S$50,000,000.00 divided into 2,000,000,000 shares of S$0.025 each.

(B) The Company may purchase or otherwise acquire its issued shares subject to and in accordance with the provisions of the Act and any other relevant rule, law, regulation or guidelines enacted, promulgated or issued by any relevant competent authority (including the Designated Stock Exchange (if applicable)) from time to time (hereafter, the "Relevant Laws"), on such terms and subject to such conditions as the Company may in general meeting prescribe in accordance with the Relevant Laws. Any shares purchased or acquired by the Company as aforesaid shall be dealt with in accordance with the Relevant Laws.

ISSUE OF SHARES

4. (A) Subject to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting pursuant to Section 161 of the Act, but subject thereto and the terms of such approval, and to Article 5, and to any special rights attached to any shares for the time being issued, the Directors may allot (with or without conferring a right of renunciation) or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and whether or not subject to the payment of any part of the amount thereof in cash or otherwise as the Directors may think fit, and any shares may, subject to compliance with Sections 70 and 75 of the Act, be issued with such preferential, deferred, qualified or special rights, privileges, conditions or restrictions, whether as regards dividend, return of capital, participation in surplus, voting, conversion or otherwise, as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors in accordance with the Act, Provided Always that:-

(a) no shares shall be issued to transfer a controlling interest in the Company without the specific prior approval of the Company in General Meeting; and

(b) no shares shall be issued at a discount or options granted over unissued shares except in accordance with the Act.

(B) The Directors may, at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder, recognize a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

(C) Except so far as otherwise provided by the conditions of issue or by these presents, all new shares shall be issued subject to the provisions of the Statutes and of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture or otherwise.

5. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting and as permitted by the rules of the Designated Stock Exchange, all new shares shall before issue be offered to such persons who as at the date (as determined by the Directors) of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 5(A).

(B) The Company may, notwithstanding Article 5(A) above, authorize the Directors not to offer new shares to members to whom by reason of foreign securities laws, such offers may not be made without registration of the shares or a prospectus or other document, but to sell the entitlements to the new shares on behalf of such members on such terms and conditions as the Company may direct.

6. The Company may exercise the power of paying commissions in respect of subscription for shares which is conferred by the Act to the full extent thereby permitted, Provided Always that the amount or rate of the commissions paid or agreed to be paid and the number of shares to be subscribed for absolutely shall be disclosed in the manner required by the Act, in the relevant prospectus, statement, circular or notice as the case may be. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful subject to disclosure of the amount or rate thereof in the manner required by the Act in the relevant prospectus, statement, circular or notice as the case may be.

7. Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of that share capital as is for the time being paid up for the period and charge the same to capital as part of the cost of the construction of the works or buildings or the provision of the

plant, subject to the conditions and restrictions mentioned in the Act.

8. (A) In the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance-sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing capital or winding-up or sanctioning a sale of the undertaking of the Company or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

VARIATION OF RIGHTS

9. (A) Whenever the share capital of the Company is divided into different classes of shares, the variation or abrogation of the special rights attached to any class may, subject to the provisions of the Act, be made either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so made either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two or more persons holding at least one-third in nominal value of the issued shares of the class present in person or by proxy or attorney and that any holder of shares of the class present in person or by proxy or attorney may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him where the class is a class of equity shares within the meaning of Section 64(1) of the Act or at least one vote for every share of the class where the class is a class of preference shares within the meaning of Section 180(2) of the Act, Provided Always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, the consent in writing, if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting, shall be as valid and effectual as a Special Resolution carried at such General Meeting.

(B) The provisions in Article 9(A) shall *mutatis mutandis* apply to any repayment of preference capital (other than redeemable preference capital) and any variation or abrogation of the rights attached to preference shares or any class thereof.

(C) The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

ALTERATION OF SHARE CAPITAL

10. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

11. The Company may by Ordinary Resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled;

(c) subject to the provisions of the Statutes, sub-divide its shares, or any of them, into shares of a smaller amount than is fixed by the Memorandum of Association; so however that the proportion of the amount paid to the amount unpaid (if any) on each sub-divided share is the same as on the original share from which it was derived; and the resolution whereby any share is sub-divided being otherwise permitted to determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred, qualified or other special rights, or be subject to any such restrictions, as the Company has then the authority to attach to unissued or new shares; and/or

(d) subject to the provisions of the Statutes, convert or exchange any class of shares into or for any other class of shares.

12. The Company may reduce its share capital or any capital redemption reserve fund, share premium account or other undistributable reserve in any manner permitted, and with, and subject to, any incident authorized, and consent or confirmation required, by law.

SHARE CERTIFICATES

13. (A) Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class.

(B) The provisions in this Article and in Articles 14 to 17 (so far as they are applicable) shall not apply to transfer of book-entry securities.

14. (A) The Company shall not be bound to register more than three persons

as the holder of a share except in the case of executors or administrators of the estate of a deceased member.

(B) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to any one of the joint holders shall be sufficient delivery to all.

15. Every person whose name is entered as a member in the Register of Members shall (in the case of a transfer of shares) be entitled, within fifteen market days after the date of lodgement of any transfer, or (subject to the provisions of the Statutes) such longer period of time as may be approved by the stock exchange upon which the shares in the Company may be listed, to one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred.

16. (A) Where a member transfers part only of the shares comprised in a certificate or where a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares (in the case of transfer) and the whole of such shares (in the case of sub-division) shall be issued in lieu thereof and the member shall pay (in the case of sub-division) a maximum fee of S$2.00 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any stock exchange upon which the shares in the Company may be listed. Where some only of the shares comprised in a share certificate are transferred, the new certificate for the balance of such shares shall be issued in lieu thereof without charge.

(B) Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu thereof without charge.

17. Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a written indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any stock exchange upon which the shares in the Company may be listed or on behalf of its or their client or clients as the Directors shall require, and (in case of defacement or wearing out) on delivery up of the old certificate, and in any case on payment of such sum not exceeding S$1.00 as the Directors may from time to time require. In the case of destruction, loss or theft, a shareholder or person entitled to, and to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

CALLS ON SHARES

18. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing the call was passed and may be made payable by instalments.

19. Each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine.

20. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding ten per cent. per annum) as the Directors may determine but the Directors shall be at liberty in any case or cases to waive payment of such interest in whole or in part.

21. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In the case of non-payment, all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

22. The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

23. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the moneys so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not, whilst bearing interest, confer a right to participate in profits.

FORFEITURE AND LIEN

24. If a member fails to pay in full any call or instalment of a call on the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

25. The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be made forfeit.

26. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be made forfeit by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeit share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be made forfeit hereunder.

27. A share so made forfeit or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposal, the forfeiture or surrender may be cancelled on such terms as the Directors shall think fit. The Directors may, if necessary, authorize some person to transfer a share so made forfeit or surrendered to any such other person as aforesaid.

28. A member whose shares have been made forfeit or surrendered shall cease to be a member in respect of such shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of such shares with interest thereon at eight per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of such shares at that time of forfeiture or surrender or waive payment in whole or in part.

29. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys called or payable at a fixed time in respect of such share and for all moneys as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article 29.

30. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

31. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities and any residue shall be paid to the person entitled to the shares at the time of the sale or to his executors, administrators or assigns, as he may direct. For the purpose of giving effect to any such sale, the Directors may authorize some person to transfer the shares sold to the purchaser.

32. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly made forfeit or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt by the Company of the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

33. All transfers of shares shall be effected by written instruments of transfer in the form for the time being approved by the Directors and each stock exchange upon which the shares in the Company may be listed. An instrument of transfer shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that CDP shall not be required to sign, as transferee, any instrument of transfer relating to any transfer of shares to it during such period as the Directors may think fit. The transferor shall be deemed to remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

34. The Registers of Members and of Transfers may be closed at such times and for such periods as the Directors may from time to time determine, Provided Always that such Registers shall not be closed for more than thirty days in any year, and that the Company shall give prior notice of each such closure, as may be required, to any stock exchange upon which the shares in the Company may be listed, stating the period and purpose or purposes for which such closure is made.

5. (A) There shall be no restriction on the transfer of fully paid up shares except where required by law or by the rules, bye-laws or listing rules of any stock exchange in which the shares in the Company may be listed) but the Directors may in their discretion decline to register any transfer of shares upon which the Company has a lien, and in the case of shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve, Provided Always that in the event of the Directors refusing to register a transfer of shares, the Company shall within ten market days after the date on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Statutes.

(B) The Directors may decline to register any instrument of transfer unless:-

(a) such fee not exceeding S$2.00 as the Directors may from time to time require is paid to the Company in respect thereof;

(b) the instrument of transfer, duly stamped in accordance with any law for the time being in force relating to stamp duty, is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do; and

(c) the instrument of transfer is in respect of only one class of shares.

36. All instruments of transfer which are registered may be retained by the Company.

37. The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of six years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of six years from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, Provided Always that:-

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

TRANSMISSION OF SHARES

38. In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only person(s) recognized by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

39. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, elect either to be registered himself as holder of the share or to have another person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

40. Save as otherwise provided by or in accordance with these presents, a person becoming entitled to a share in consequence of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

41. There shall be paid to the Company in respect of the registration of any probate or letters of administration or certificate of death or stop notice or power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register of Members affecting the title to any shares such fee not exceeding S$2.00 as the Directors may from time to time require or prescribe.

CENTRAL DEPOSITORY SYSTEM

42. A reference to a member shall be a reference to a registered holder of shares in the Company, or where such registered holder is CDP, the Depositors on behalf of whom CDP holds the shares, Provided that:-

(a) a Depositor shall only be entitled to attend any General Meeting and to speak and vote thereat if his name appears on the Depository Register maintained by CDP forty-eight (48) hours before the General Meeting as a Depositor on whose behalf CDP holds shares in the Company, the Company being entitled to deem each such Depositor, or each proxy of a Depositor who is to represent the entire balance standing to the Securities Account of the Depositor, to represent such number of shares as is actually credited to the Securities Account of the Depositor as at such time, according to the records of CDP as supplied by CDP to the Company, and where a Depositor has apportioned the balance standing to his Securities Account between two proxies, to apportion the said number of shares between the two proxies in the same proportion as previously specified by the Depositor in appointing the proxies; and accordingly no instrument appointing a proxy of a Depositor shall be rendered invalid merely by reason of any discrepancy between the proportion of Depositor's shareholding specified in the instrument of proxy, or where the balance standing to a Depositor's Securities Account has been apportioned between two proxies the aggregate of the proportions of the Depositor's shareholding they are specified to represent, and the true balance standing to the Securities Account of a Depositor as at the time of the General Meeting, if the instrument is dealt with in such manner as is provided above;

(b) the payment by the Company to CDP of any dividend payable to a Depositor shall to the extent of the payment discharge the Company from any further liability in respect of the payment;

(c) the delivery by the Company to CDP of provisional allotments or share certificates in respect of the aggregate entitlements of Depositors to new shares offered by way of rights issue or other preferential offering or bonus issue shall to the extent of the delivery discharge the Company from any further liability to each such Depositor in respect of his individual entitlement; and

(d) the provisions in these presents relating to the transfers, transmissions or certification of shares shall not apply to the transfer of book-entry securities (as defined in the Statutes).

EXCLUSION OF EQUITIES

43. Except as required by the Statutes or law, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a

share, or (except only as by these presents or by the Statutes or law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder and nothing in these presents contained relating to CDP or to Depositors or in any depository agreement made by the Company with any common depository for shares shall in any circumstances be deemed to limit, restrict or qualify the above.

STOCK

44. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

45. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previous to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine.

46. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage, and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

GENERAL MEETINGS

47. An Annual General Meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

48. The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

(b) receiving and adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

(c) appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

(d) re-appointing the retiring Auditors (unless they were last appointed otherwise than by the Company in General Meeting); and

(e) fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.

52. Any notice of a General Meeting to consider special business shall be accompanied by a statement regarding the effect of any proposed resolution on the Company in respect of such special business.



PROCEEDINGS AT GENERAL MEETINGS

53. The Chairman of the Board of Directors, failing whom the Deputy Chairman, shall preside as chairman at a General Meeting. If there be no such Chairman or Deputy Chairman, or if at any meeting neither be present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.

54. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two members present in person or by proxy.



55. If within thirty minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next business day following that public holiday) at the same time and place or such other day, time or place as the Directors may by not less than ten days' notice appoint.

56. The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned

for thirty days or more or *sine die*, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

57. Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

58. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

59. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote; or

(c) any member present in person or by proxy, or where such a member has appointed two proxies any one of such proxies, or any number or combination of such members or proxies, holding or representing as the case may be not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member present in person or by proxy, or where such a member has appointed two proxies any one of such proxies, or any number or combination of such members or proxies, holding or representing as the case may be shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right,

Provided Always that no poll shall be demanded on the choice of the chairman of the meeting or on a question of adjournment. A demand for a poll may be withdrawn only with the approval of the meeting.

60. Unless a poll is required, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed

to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

61. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

62. A poll demanded on any question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman of the meeting may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.



VOTES OF MEMBERS

63. Subject to any special rights or restrictions as to voting attached by or in accordance with these presents to any class of shares, on a show of hands every member who is present in person or by proxy shall have one vote, the chairman of the meeting to determine which proxy shall be entitled to vote where a member is represented by two proxies, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. A member who is bankrupt shall not, while his bankruptcy continues, be entitled to exercise his rights as a member, or attend, vote or act at any meeting of the Company.

64. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members or, as the case may be, the order in which the names appear in the Depository Register in respect of the joint holding.



65. Where in Singapore or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member, to vote in person or by proxy at any General Meeting, or to exercise any other right conferred by membership in relation to meetings of the Company.

66. No member shall be entitled in respect of shares held by him to vote at a General Meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum payable by him to



the Company in respect of such shares remains unpaid.

67. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

68. On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

69. (A) A member shall not be entitled to appoint more than two proxies to attend and vote at the same General Meeting, Provided that if a member shall nominate two proxies then the member shall specify the proportion of his shares to be represented by each such proxy, failing which the nomination shall be deemed to be alternative.

(B) A proxy need not be a member of the Company.

70. (A) An instrument appointing a proxy for any member shall be in writing in any usual or common form or in any other form which the Directors may approve and:-

(a) in the case of an individual member, shall be signed by the member or his attorney duly authorised in writing; and

(b) in the case of a member which is a corporation shall be either given under its common seal or signed on its behalf by an attorney duly authorised in writing or a duly authorized officer of the corporation.

(B) The signatures on an instrument of proxy need not be witnessed. Where an instrument appointing a proxy is signed on behalf of a member by an attorney, the letter or power of attorney or a duly certified copy thereof shall (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument of proxy may be treated as invalid.

71. An instrument appointing a proxy must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates, Provided that an instrument of proxy relating to more than one meeting (including any



adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

72. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll and to speak at the meeting.

73. A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.



CORPORATIONS ACTING BY REPRESENTATIVES

74. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorized shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorized is present thereat.

DIRECTORS



75. Subject as hereinafter provided, the Directors, all of whom shall be natural persons, shall not be less than two nor more than nine in number. The Company may by Ordinary Resolution from time to time vary the maximum number of Directors.

76. A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at General Meetings.

77. The ordinary remuneration of the Directors, which shall from time to time be determined by an Ordinary Resolution of the Company, shall not be increased except pursuant to an Ordinary Resolution passed at a General Meeting where notice of the proposed increase shall have been given in the notice convening the General Meeting and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. The



ordinary remuneration of an executive Director may not include a commission on or a percentage of turnover and the ordinary remuneration of a non-executive Director shall be a fixed sum, and not by a commission on or a percentage of profits or turnover.

78. Any Director who holds any executive office, or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine, other than by a commission on or percentage of commission or turnover, Provided that such extra remuneration (in case of an executive Director) shall not by way of commission on or a percentage of turnover and (in the case of a non-executive Director) shall be by a fixed sum, and not by a commission on or a percentage of profits or turnover.

79. The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise in or about the business of the Company.

80. The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director for the time being holding any executive office and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

81. A Director may be party to or be in any way interested in any contract or arrangement or transaction to which the Company is a party or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of Auditor of the Company or any subsidiary thereof) under the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

82. (A) The Directors may from time to time appoint one or more of their body to be the holder of any executive office under the Company or under any other company in which the Company is in any way interested (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

(B) The appointment of any Director to the office of Chairman or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(C) The appointment of any Director to any other executive office shall not

automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

83. The Directors may entrust to and confer upon any Directors holding any executive office under the Company or any other company as aforesaid any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

MANAGING DIRECTORS



84. The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places. Where an appointment is for a fixed term such term shall not exceed five years.

85. A Managing Director shall not while he continues to hold that office be subject to retirement by rotation and he shall not be taken into account in determining the rotation of retirement of Directors but he shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director from any cause he shall *ipso facto* and immediately cease to be a Managing Director.



86. The remuneration of a Managing Director shall from time to time be fixed by the Directors and may subject to these presents be by way of salary or commission or participation in profits or by any or all these modes but he shall not under any circumstances be remunerated by a commission on or a percentage of turnover.

87. A Managing Director shall at all times be subject to the control of the Directors but subject thereto the Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

88. The Company may by Ordinary Resolution appoint any person to be a Director either as an additional Director or to fill a casual vacancy. Without prejudice thereto the Directors shall also have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number fixed by or in accordance with these presents. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

89. At each Annual General Meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation, Provided that no Director holding office as Managing Director shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire. For the avoidance of doubt, each Director (other than a Director holding office as Managing Director) shall retire at least once every three years.

90. The Directors to retire by rotation shall include (so far as necessary to obtain the number required) any Director who is due to retire at the meeting by reason of age or who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by ballot. A retiring Director shall be eligible for re-election.

91. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default, the retiring Director shall be deemed to have been re-elected except in any of the following cases:-

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost; or

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

92. A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it, and any resolution moved in contravention of this provision shall be void.

93. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than eleven clear days and not more than forty-two days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, Provided that in the case of a person recommended by the Directors for election, not less than nine clear days' notice shall be necessary and notice of each and every such person shall be served on the members at least seven days prior to the meeting at which the election is to take place.

94. The office of a Director shall be vacated in any of the following events, namely:-

(a) if he shall become prohibited or disqualified by the Statutes or any other law from acting as a Director; or

(b) if (not being a Director holding any executive office for a fixed term) he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer; or

(c) if he shall become bankrupt or have a receiving order made against him or shall make arrangement or composition with his creditors generally; or

(d) if he becomes of unsound mind, or if in Singapore or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; or

(e) is absent, for more than six months and without leave of the Directors, from meetings of the Directors held during that period; or

(f) if he is removed by the Company in General Meeting pursuant to these presents.

95. The Company may in accordance with and subject to the provisions of the Statutes, by Ordinary Resolution of which special notice has been given, remove any Director from office (notwithstanding any provision of these presents or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for

breach of any such agreement) and appoint another person in place of a Director so removed from office, and any person so appointed shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last appointed a Director.

ALTERNATE DIRECTORS

96. (A) Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director or a person who has already been appointed alternate for another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by a majority of the Directors, shall have effect only upon and subject to being so approved.

(B) The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if the Director concerned (below called "his principal") ceases to be a Director.

(C) An alternate Director shall (except when absent from Singapore) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which his principal is not personally present and generally at such meeting to perform all functions of his principal as a Director, and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his principal) were a Director. If his principal is for the time being absent from Singapore or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his principal. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his principal is a member. An alternate Director shall not (save as aforesaid) have any power to act as a Director nor shall he be deemed to be a Director for any other purposes of these presents.

(D) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his principal as such principal may by notice in writing to the Company from time to time direct.

MEETINGS AND PROCEEDINGS OF DIRECTORS

97. Subject to the provisions of these presents, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time, any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of Directors. It shall not be necessary to give notice of a meeting of Directors to any

Director for the time being absent from Singapore. Any Director may waive notice of any meeting and any such waiver may be retroactive.

98. The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number, shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

99. Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes (except where only two Directors are present and form the quorum or when only two Directors are competent to vote on the question in issue), the chairman of the meeting shall have a second or casting vote.

100. A Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any interest, directly or indirectly. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

101. The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these presents, the continuing Directors or Director may, except in an emergency, act for the purpose of filling up such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

102. (A) The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

(B) If at any time there is more than one Deputy Chairman, the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

103. A resolution in writing signed by all the Directors for the time being in Singapore and constituting a quorum shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors.

104. The Directors may delegate any of their powers or discretion to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorize the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.

105. The meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these presents regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

106. All acts done by any meeting of Directors, or of any such committee, or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was defect in the appointment of any of the persons acting as aforesaid, or that any such persons was at the time of his appointment not qualified for appointment or subsequently became disqualified or had vacated office, or was not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

AUDIT COMMITTEE

107. (A) An audit committee shall be appointed by the Directors from among their number (pursuant to a resolution of the Board) and shall be composed of not fewer than three members of whom a majority shall not be:-

(a) executive Directors of the Company or any related corporation;

(b) a spouse, parent, brother, sister, son or adopted son, or daughter or adopted daughter, of an executive Director of the Company or of any related corporation; or

(c) any person having a relationship which, in the opinion of the Directors, would interfere with the exercise of independent judgement in carrying out the functions of an audit committee.

(B) The members of an audit committee shall elect a Chairman from among their number who is not an executive Director or employee of the Company or any related corporation.

(C) The audit committee may regulate its own procedure and in particular the calling of meetings, the notice to be given of such meetings, the voting and proceedings thereat, the keeping of minutes and the custody, production and inspection of such minutes.

(D) In this Article, "non-executive Director" or "a person who is not an executive Director" means a Director who is not an employee of, and does not hold any other office of profit in, the Company or in any subsidiary or associated company of the Company in conjunction with his office of Director, and his membership of an audit committee and "executive Director" shall be read accordingly.

BORROWING POWERS

108. Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.



GENERAL POWERS OF DIRECTORS

109. The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

110. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting.



111. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorize the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.



112. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these presents) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

113. The Company or the Directors on behalf of the Company may in exercise of the powers in that behalf conferred by the Statutes cause to be kept a Branch Register or Registers of Members and the Directors may (subject to the provisions of the Statutes) make and vary such regulations as they may think fit in respect of the keeping of any such Register.

114. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

115. The Directors shall cause minutes to be duly made and entered in books provided for such purpose:-

(a) of all appointments of officers to be engaged in the management of the Company's affairs;

(b) of the names of the Directors present at all meetings of the Company, of the Directors and of any committee of Directors; and

(c) of all proceedings at all meetings of the Company, of the Directors and of any committee of Directors.

Such minutes shall be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting.

SECRETARY

116. The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries. The appointment and duties of the Secretary or Joint Secretaries shall not conflict with the provisions of the Act and in particular Section 171 of the Act.

THE SEAL

117. (A) The Directors shall provide for the safe custody of the Seal which shall not be used without the authority of the Directors or of a committee authorized by the Directors in that behalf.

(B) The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

118. Every instrument to which the Seal shall be affixed shall be signed autographically or by facsimile by one Director and the Secretary or by two Directors or some other person appointed by the Directors, save that as regards any certificates for shares or debentures or other securities of the Company, the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method of mechanical electronic signature or other method approved by the Directors.

119. (A) The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

(B) The Company may exercise the powers conferred by the Statutes with regard to having a duplicate Seal as referred to in Section 124 of the Act which shall be a facsimile of the Seal with the addition on its face of the words "Share Seal".

KEEPING OF STATUTORY RECORDS

120. Any register, index, minute book or book of account required to be kept by the Company under the Statutes may be kept either by making entries in a bound book or (subject to reasonable precautions against falsification and for discovery of falsification, and to the provision of proper facilities for inspection to the persons entitled to inspection) by recording in any other permanent manner. The Company shall cause true English translations of all accounts, minute books or other records required to be kept by the Company under the Statutes which are not kept in English to be made from time to time at intervals of not more than seven days, and shall keep the translations with the originals for so long as the originals are required under the Statutes to be kept. The Company shall also keep at the Office certified English translations of all instruments, certificates, contracts or documents not written in English which the Company is required under the Statutes to make available for public inspection.

AUTHENTICATION OF DOCUMENTS

121. Any Director or the Secretary or any person appointed by the Directors for the




purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee, which is certified as aforesaid, shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

RESERVES

122. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same, the Directors shall comply with the provisions of the Statutes.

DIVIDENDS

123. The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

124. If and so far as in the opinion of the Directors, the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article, no amount paid on a share in advance of calls shall be treated as paid on the share.

126. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes or, pursuant to Section 69 of the Act and in the form of stock dividends, out of the share premium account. Any dividend unclaimed after six (6) years from the date of declaration shall be made forfeit and revert to the Company.

127. No dividend or other monies payable on or in respect of a share shall bear interest as against the Company.

128. (A) The Directors may retain any dividend or other monies payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(B) The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

129. The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the member (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

130. The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises with regard to such distribution, the Directors may settle the same as they think expedient and in particular, may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any member upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

131. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address appearing in the Register of Members or (as the case may be) the Depository Register of the member or person entitled thereto (or, if two or more persons are registered in the Register of Members or (as the case may be) entered in the Depository Register as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment

of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

132. If two or more persons are registered in the Register of Members or (as the case may be) the Depository Register as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

133. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares in the Register of Members or (as the case may be) the Depository Register at the close of business on a particular date and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

CAPITALIZATION OF PROFITS AND RESERVES

134. The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalize any sum standing to the credit of any of the Company's reserve accounts as representing profits available for distribution under the provisions of the Statutes or, pursuant to Sections 69 or 70 of the Act, the Company's share premium account or capital redemption reserve, by appropriating such sum to the persons registered as the holders of shares in the Register of Members or (as the case may be) the Depository Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares or (subject to any special rights previously conferred on any shares or class of shares for the time being issued) unissued shares of any other class not being redeemable shares, for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalization, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorize any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalization and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

ACCOUNTS

135. Accounting records sufficient to show and explain the Company's transactions

and otherwise complying with the Statutes, shall be kept at the Office or at such other place as the Directors think fit. No member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorized by the Directors.

136. In accordance with the provisions of the Statutes, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance-sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed six months.

137. A copy of every balance-sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than fourteen days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these presents, Provided that this Article shall not require a copy of these documents to be sent to more than one of any joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

AUDITORS

138. Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

139. An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

NOTICES

140. Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his Singapore registered address appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company, or (as the case may be) CDP as his address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent

by post, service or delivery shall be deemed to be effected at the expiration of twenty-four hours after the time when the cover containing the same is posted, and in proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

141. Any notice given to that one of the joint holders of a share whose name stands first in the Register of Members or (as the case may be) the Depository Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose, a joint holder having no registered address in Singapore and not having supplied an address within Singapore for the service of notices shall be disregarded.

142. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) CDP an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid, any notice or document delivered or sent by post to or left at the address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company or (as the case may be) CDP have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.

143. A member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) CDP an address within Singapore for the service of notices shall not be entitled to receive notices from the Company.

MEMBERS WHOSE WHEREABOUTS ARE UNKNOWN

144. If the Company is unable, for not less than ten (10) years and despite the exercise of reasonable diligence, to discover the whereabouts of a member, it may exercise its power under the Statutes to transfer the shares of the member to the Official Receiver of Singapore for sale by the Official Receiver and credit of the proceeds thereof into the Singapore Companies Liquidation Account, and thereafter any person claiming the shares otherwise than through the Official Receiver shall only be entitled to claim against the said Account or the Singapore Consolidated Fund as the case may be, in accordance with the provisions of the Statutes.

WINDING UP

145. The Directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

146. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the Liquidator may, with the authority of a Special Resolution, divide among the members *in specie* or in kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members of different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

147. On a voluntary winding up of the Company, no commission or fee shall be paid to a Liquidator without the prior approval of the Members in General Meeting. The amount of such commission or fee shall be notified to all Members not less than seven days prior to the Meeting at which it is to be considered.

INDEMNITY

148. Subject to the provisions of and so far as may be permitted by the Statutes, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgement is given in his favour (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court. Without prejudice to the generality of the foregoing, no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglect or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, wilful default, breach of duty or breach of trust.

ALTERATION OF ARTICLES

149. Where these presents have been approved by any stock exchange upon which the shares in the Company may be listed, no provisions of these presents shall be deleted, amended or added without the prior written approval of such stock exchange which had previously approved these presents.

Names, Addresses and Occupations of Subscribers	Number of Shares taken by each Subscriber
WONG YING MENG Blk 840 Sims Ave #02-854 Singapore 1440 **DIRECTOR** NRIC: 1158771/B	ONE
LIM TEOK HOON 16 Jalan Setiakasih, 8 Bukit Damansara, 50490 Kuala Lumpur **DIRECTOR** NRIC: 7097412	ONE
Total number of shares taken	TWO

Dated this 28th day of August, 1992.

Witness to the above signatures:-

NG KUM FATT
(Approved Company Auditor)
808 French Road, #05-151
Kitchener Complex
Singapore 0820

DIRECTORS' REPORT

03 JAN 23 AM 7:21

20 July 2002

The Shareholders
c/o Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

This report has been prepared for inclusion in the prospectus (the "Prospectus") of Citiraya Industries Ltd (the "Company") to be dated 20 July 2002 in connection with the Invitation in respect of 138,800,000 ordinary shares of S$0.025 each in the capital of the Company, comprising 110,000,000 New Shares and 28,800,000 Vendor Shares.

On behalf of the Directors of the Company, I report that, having made due inquiry in relation to the period between 31 December 2001, the date to which the last audited accounts of the Company were made up, and the date hereof:-

(a) the businesses of the Company has, in the opinion of the Directors, been satisfactorily maintained;

(b) in the opinion of the Directors, no circumstances have arisen which would adversely affect the business or the value of the assets of the Company;

(c) the current assets of the Company appear in the books at values which are believed to be realisable in the ordinary course of business;

(d) there are no contingent liabilities have arisen by reason of any guarantees given by the Company; and

(e) save as disclosed on pages 97 to 119 of this Prospectus, there have been no changes in the published reserves nor any unusual factors affecting the profits of the Company since the last audited accounts.

Yours faithfully
For and on behalf of the Board of Directors

Ng Ah Hua Raymond
CEO cum Deputy Chairman

Certified Public Accountants
95 South Bridge Road #09-00
Pidemco Centre
Singapore 058717

Tel: (65) 6224 8288
Fax: (65) 6538 6166

Deloitte & Touche

20 July 2002

The Board of Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

This letter has been prepared for inclusion in the Prospectus of Citiraya Industries Ltd (the "Company") dated 20 July 2002 in connection with the Invitation in respect of 138,800,000 ordinary shares of S$0.025 each in the capital of the Company (the "Shares") at S$0.25 per Share comprising 110,000,000 New Shares and 28,800,000 Vendor Shares, payable in full on application.

We have examined the profit forecast of the Company for the financial year ending 31 December 2002 set out on pages 33 and 34 of the Prospectus in accordance with Singapore Standards on Auditing applicable to the examination of prospective financial information. The Directors are responsible for the profit forecast of the Company including the assumptions on which the forecast is based.

Based on our examination of the evidence supporting the assumptions, nothing has come to our attention which causes us to believe that these assumptions do not provide a reasonable basis for the profit forecast of the Company. Further, in our opinion, the profit forecast of the Company is properly prepared on the basis of the assumptions and is presented in accordance with Singapore Statements of Accounting Standard.

Actual results are likely to be different from the forecast since anticipated events frequently do not occur as expected and the variation may be material.

Yours faithfully

Deloitte & Touche

Deloitte & Touche
Certified Public Accountants
Singapore

Loi Chee Keong
Partner


Deloitte
Touche
Tohmatsu

Certified Public Accountants
95 South Bridge Road #09-00
Pidemco Centre
Singapore 058717

Tel: (65) 6224 8288
Fax: (65) 6538 6166

03 JAN 23 AM 7:21

Deloitte & Touche

20 July 2002

The Board of Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

This letter has been prepared for inclusion in the Prospectus of Citiraya Industries Ltd (the "Company") dated 20 July 2002 in connection with the Invitation in respect of 138,800,000 ordinary shares of S$0.025 each in the capital of the Company (the "Shares") at S$0.25 per Share comprising 110,000,000 New Shares and 28,800,000 Vendor Shares.

We have reviewed the unaudited financial information of the Company as of 30 April 2002 and for the period from 1 January 2002 to 30 April 2002 as set out on Pages 97 to 98 of the Prospectus. The unaudited financial information is the responsibility of the directors of the Company. Our responsibility is to issue a report on the unaudited financial information based on our review.

We conducted our review in accordance with the Singapore Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the unaudited financial information of the Company set out on pages 97 to 98 of the Prospectus is not presented fairly, in all material respects, in accordance with the accounting policies normally adopted by the Company.

Yours faithfully

Deloitte & Touche

Deloitte & Touche
Certified Public Accountants
Singapore

Loi Chee Keong
Partner


Deloitte
Touche
Tohmatsu

UNAUDITED BALANCE SHEET
As at 30 April 2002

	$'000
ASSETS	
Current assets:	
Cash	621
Trade receivables	10,328
Other receivables and prepayments	2,765
Inventories	17,249
Total current assets	30,963
Non-current assets:	
Investment in associate	2,348
Property, plant and equipment	23,736
Total non-current assets	26,084
Total assets	57,047
LIABILITIES AND EQUITY	
Current liabilities:	
Bank loans and overdrafts	11,546
Trade payables	9,887
Other payables	10,010
Current portion of finance leases	122
Income tax payable	859
Total current liabilities	32,424
Non-current liabilities:	
Finance leases	279
Long-term bank loans	8,872
Deferred income tax	1,587
Total non-current liabilities	10,738
Capital and reserves:	
Issued capital	6,000
Currency translation reserve	(50)
Accumulated profits	7,935
Total equity	13,885
Total liabilities and equity	57,047

UNAUDITED PROFIT AND LOSS STATEMENT
From 1 January 2002 to 30 April 2002

	$'000
Revenue	12,326
Cost of sales	(7,920)
Gross profit	4,406
Other operating income	2,001
Distribution costs	(1,324)
Administrative expenses	(976)
Other operating expenses	(73)
Profit from operations	4,034
Finance cost	(479)
Profit before share of results of associate	3,555
Share of results of associate	60
Profit before income tax	3,615
Income tax expense	(782)
Profit after income tax	2,833

Deloitte & Touche

CITIRAYA INDUSTRIES LTD

ACCOUNTANTS' REPORT

Certified Public Accountants
95 South Bridge Road #09-00
Pidemco Centre
Singapore 058717

Tel: (65) 224 8288
Fax: (65) 538 6166

ACCOUNTANTS' REPORT

Deloitte & Touche

20 July 2002

The Board of Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

We have audited the accompanying financial statements of Citiraya Industries Ltd for the financial years ended 31 December 1999, 2000 and 2001 set out on pages 2 to 25. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements of the company which are expressed in Singapore Dollars, are properly drawn up in accordance with the Singapore Statements of Accounting Standard and so as to present fairly, in all material respects, the state of affairs of the company as at 31 December 1999, 2000 and 2001 and of the results, changes in equity and cash flows of the company for the financial years then ended.

This report has been prepared for inclusion in the Prospectus dated 20 July 2002 in connection with the Invitation to subscribe for 138,800,000 ordinary shares of $0.025 each in the company comprising 110,000,000 New Shares and 28,800,000 Vendor Shares.

No audited financial statements of the company have been prepared for any period subsequent to 31 December 2001.

Yours faithfully

Deloitte & Touche

Deloitte & Touche
Certified Public Accountants
Singapore

Loi Chee Keong
Partner

BALANCE SHEETS

AS AT 31 DECEMBER 1999, 2000 AND 2001

	Notes	1999 * $'000	2000 $'000	2001 $'000
ASSETS				
Current assets:				
Cash		381	42	2,824
Trade receivables	4	5,428	10,745	16,795
Short-term investment	5	-	-	230
Other receivables and prepayments	6	1,810	695	1,127
Inventories, at cost		4,723	13,527	13,649
Total current assets		12,342	25,009	34,625
Non-current assets:				
Investment in associate	7	-	-	2,338
Club memberships, at cost		1,013	-	-
Property, plant and equipment	8	17,819	23,933	23,729
Total non-current assets		18,832	23,933	26,067
Total assets		31,174	48,942	60,692
LIABILITIES AND EQUITY				
Current liabilities:				
Bank loans and overdrafts	9	2,702	3,313	2,903
Bills payable	10	1,862	8,528	8,028
Trade payables	11	1,970	4,501	8,500
Other payables	12	9,445	12,407	18,928
Current portion of finance leases	13	141	98	138
Income tax payable		84	84	77
Total current liabilities		16,204	28,931	38,574
Non-current liabilities:				
Finance leases	13	307	299	273
Long-term bank loans	14	10,965	10,061	9,156
Deferred income tax	15	240	941	1,587
Total non-current liabilities		11,512	11,301	11,016
Capital and reserves:				
Issued capital	16	3,000	6,000	6,000
Accumulated profits		458	2,710	5,102
Total equity		3,458	8,710	11,102
Total liabilities and equity		31,174	48,942	60,692

* The statutory financial statements for 1999 were audited by another firm of auditors, Messrs G. S. Tan & Co and have been restated as detailed in Note 23.

See accompanying notes to financial statements.

PROFIT AND LOSS STATEMENTS

YEARS ENDED 31 DECEMBER 1999, 2000 AND 2001

	Notes	1999 * $'000	2000 $'000	2001 $'000
Revenue	17	20,802	28,463	44,384
Cost of sales		(16,381)	(20,885)	(34,930)
Gross profit		4,421	7,578	9,454
Other operating income	18	900	1,135	67
Distribution costs		(2,444)	(3,136)	(3,750)
Administrative expenses		(476)	(1,014)	(1,300)
Other operating expenses		(151)	(197)	-
Profit from operations		2,250	4,366	4,471
Finance cost	19	(363)	(1,413)	(1,356)
Profit before share of results of associate		1,887	2,953	3,115
Share of results of associate		-	-	-
Profit before income tax	20	1,887	2,953	3,115
Income tax expense	21	(324)	(701)	(723)
Profit after income tax		1,563	2,252	2,392
Earnings per share (cents) [a]		0.36	0.51	0.54

* The statutory financial statements for 1999 were audited by another firm of auditors, Messrs G. S. Tan & Co and have been restated as detailed in Note 23.

[a] Earnings per share for the periods under review has been computed based on Pre-Invitation share capital of 440,000,000 ordinary shares of $0.025 each.

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED 31 DECEMBER 1999, 2000 AND 2001

	Issued capital $'000	Accumulated (losses) profits $'000	Total $'000
Balance at 31 December 1998	3,000	(1,105)	1,895
Net profit for the year:			
As previously stated	-	1,252	1,252
Prior year adjustment (Note 23)	-	311	311
Balance at 31 December 1999 - as restated	3,000	458	3,458
Issue of share capital	3,000	-	3,000
Net profit for the year	-	2,252	2,252
Balance at 31 December 2000	6,000	2,710	8,710
Net profit for the year	-	2,392	2,392
Balance at 31 December 2001	6,000	5,102	11,102

See accompanying notes to financial statements.

CASH FLOW STATEMENTS

YEARS ENDED 31 DECEMBER 1999, 2000 AND 2001

	1999 $'000	2000 $'000	2001 $'000
Cash flows from operating activities:			
Profit before share of results of associate	1,887	2,953	3,115
Adjustments for:			
Depreciation expense	582	560	1,148
Allowances for doubtful trade debts	-	197	-
Interest income	(1)	-	(1)
Interest expense	363	1,413	1,356
Gain on disposal of plant and equipment	(2)	(974)	(1)
Operating profit before working capital changes	2,829	4,149	5,617
Trade receivables	(3,371)	(5,514)	(6,050)
Short-term investment	-	-	(230)
Other receivables and prepayments	(852)	1,115	(432)
Inventories	(3,728)	(8,804)	(122)
Bills payable	1,862	6,666	(500)
Trade payables	1,080	2,531	3,999
Other payables	(24)	985	1,720
Cash (used in) generated from operations	(2,204)	1,128	4,002
Interest paid	(363)	(1,413)	(1,356)
Interest received	1	-	1
Income tax paid	-	-	(84)
Net cash (used in) from operating activities	(2,566)	(285)	2,563
Cash flows from investing activities:			
Disposal of plant and equipment	6	2,748	31
Purchase of property, plant and equipment	(13,180)	(8,448)	(974)
Club memberships	(1,013)	1,013	-
Acquisition of associate	-	-	(2,338)
Net cash used in investing activities	(14,187)	(4,687)	(3,281)

	1999 $'000	2000 $'000	2001 $'000
Cash flows from financing activities:			
Proceeds from issuing shares	-	3,000	-
Other payables	5,677	1,977	4,801
Finance leases	378	(51)	14
Bank loans	9,190	(905)	(904)
Net cash from financing activities	15,245	4,021	3,911
Net (decrease) increase in cash and cash equivalents	(1,508)	(951)	3,193
Cash and cash equivalents (Overdrawn) at beginning of year	92	(1,416)	(2,367)
(Overdrawn) Cash and cash equivalents at end of year (Note 24)	(1,416)	(2,367)	826

NOTES TO FINANCIAL STATEMENTS
31 December 1999, 2000 and 2001

1 GENERAL

The company was incorporated in the Republic of Singapore on 28 November 1992 as a private limited company under the name of Suzida Industries (Pte) Limited. The company changed its name to Citiraya Industries Pte Ltd with effect from 2 November 1995. On 14 June 2002, the company was converted into a public limited company and its name was changed to Citiraya Industries Ltd. Its registered office and principal place of business is at 65 Tech Park Crescent, Singapore 637787. The financial statements are expressed in Singapore dollars.

The principal activities of the company are those relating to the provision of a one-stop recycling and processing service centre for the electronics industry and the trading of plastics and non-precious metal materials.

Deloitte & Touche, Singapore has acted as auditors of the company for the financial years ended 31 December 2000 and 2001. The statutory financial statements of the company for the financial year ended 31 December 1999 were audited by another firm of certified public accountants, Messrs G. S. Tan & Co.

The financial statements of the company for the financial years ended 31 December 1999, 2000 and 2001 were authorised for issue by the Board of Directors at their meetings held on 18 May 2001, 31 December 2001 and 12 April 2002 respectively.

The audited financial statements for the financial years ended 31 December 1999, 2000 and 2001 were not subject to any qualification.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements are prepared in accordance with the historical cost convention and are drawn up in accordance with the Singapore Statements of Accounting Standard.

FOREIGN CURRENCY TRANSACTIONS - Transactions in foreign currencies are recorded in Singapore dollars at the rates ruling at the dates of the transactions. At each balance sheet date, recorded monetary balances and balances carried at fair value that are denominated in foreign currencies are reported at the rates ruling at the balance sheet date. All realised and unrealised exchange adjustment gains and losses are dealt with in the profit and loss statement.

INVENTORIES - Inventories, comprising goods held for resale, are measured at the lower of cost (first-in, first-out method) and net realisable value. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

REVENUE RECOGNITION - Revenue from sale of goods is recognised when significant risks and rewards of ownership are transferred to the buyer and the amount of revenue and the costs of the transaction (including future costs) can be measured reliably. Revenue from rendering of services that are of a short duration is recognised when the services are completed.

ASSOCIATE - An associate is an enterprise over which the company is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee. The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such investment is reduced to recognise any decline in the net recoverable value of the individual investment.

LEASES - Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the company at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the profit and loss statement over the term of the relevant lease using the effective interest rate method.

Rentals payable under operating leases are charged to the profit and loss statement on a straight-line basis over the term of the relevant lease.

INCOME TAX - Tax expense is determined on the basis of tax effect accounting, using the liability method, and it is applied to all significant temporary differences arising between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the assets are realised or the liabilities are settled. Deferred tax is charged or credited to the profit and loss statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying amount.

Depreciation is charged so as to write off the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Leasehold properties and improvements	-	3% to 6%
Plant and equipment	-	10% to 15%
Motor vehicles	-	20%
Office equipment	-	20%
Renovations	-	20%

Fully depreciated assets still in use are retained in the financial statements.

No depreciation is provided on construction-in-progress.

SHORT-TERM INVESTMENTS - Short-term investments are stated at cost less impairment losses recognised where the investment's carrying amount exceeds its estimated recoverable value.

IMPAIRMENT OF ASSETS - At each balance sheet date, the company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

PROVISIONS - Provisions are recognised when the company has a present obligation as a result of a past event where it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

FINANCIAL ASSETS - Financial assets include cash and bank balances, trade and other receivables and short-term investment. Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Short-term investment is stated on the basis described above.

FINANCIAL LIABILITIES - Financial liabilities are classified according to the substance of the contractual arrangements entered into. Financial liabilities include finance lease obligations, bills payables and trade and other payables, bank loans and overdrafts. The accounting policy adopted for finance lease obligations is outlined above. Bills payables, trade and other payables are stated at their nominal value. Bank loans and overdrafts are recorded at the proceeds received, net of transaction costs. Finance costs are accounted for on an accrual basis (effective yield method) and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

RETIREMENT BENEFIT COSTS - Payments to defined contribution retirement benefit plans (including state-managed retirement benefit schemes) are charged as an expense as they fall due.

CLUB MEMBERSHIPS - The transferable club memberships are stated at cost less impairment losses recognised where the carrying amount exceeds its estimated recoverable value.

3 RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the company's transactions and arrangements are with related parties and the effect of these on the basis determined between the parties are reflected in these financial statements. The balances are unsecured, without fixed repayment terms and interest unless stated otherwise.

Significant related party transactions:

	1999 $'000	2000 $'000	2001 $'000
Sale of goods	(934)	(1,887)	(2,361)
Other operating income	(31)	-	(2)
Purchases of goods	4,215	9,510	1,288
Purchases of plant and equipment	-	-	416
Purchases of club memberships	1,013	-	-
Rental expense	-	-	660
Other charges	9	12	122
Proceeds from sale of plant and equipment (net)	-	(2,693)	-

4 TRADE RECEIVABLES

	1999 $'000	2000 $'000	2001 $'000
Outside parties	5,424	10,833	16,299
Less: Allowances for doubtful debts	-	(197)	(180)
	5,424	10,636	16,119
Related parties (Note 3)	4	109	676
	5,428	10,745	16,795

Movements in allowances:

	1999	2000	2001
Balance at beginning of year	-	-	197
Charge to profit and loss	-	197	-
Utilised during the year	-	-	(17)
Balance at end of year	-	197	180

5 SHORT-TERM INVESTMENT

	1999 $'000	2000 $'000	2001 $'000
Unquoted equity shares, at cost	-	-	230

Name of company	Effective equity interest held			Cost of investment			Principal activities/ Country of operations
	1999 %	2000 %	2001 %	1999 $'000	2000 $'000	2001 $'000	
Citiraya Reciclagem Ltda.	-	-	60	-	-	230	Collect, segregate, export and sell scrap materials, products and machines. (Brazil) (a)

(a) Audited by overseas practice of Deloitte Touche Tohmatsu.

The subsidiary was acquired for the intention of disposal within the next twelve months from date of acquisition.

6 OTHER RECEIVABLES AND PREPAYMENTS

	1999 $'000	2000 $'000	2001 $'000
Related parties (Note 3)	363	130	317
Advances to suppliers	-	400	524
Deposits	646	35	47
Prepayments	21	1	126
Other receivables	780	129	113
	1,810	695	1,127

7 INVESTMENT IN ASSOCIATE

	1999 $'000	2000 $'000	2001 $'000
Unquoted equity shares, at cost	-	-	2,338
Share of post-acquisition accumulated result	-	-	-
	-	-	2,338

Name of company	Effective equity interest held			Cost of investment			Principal activities/ Country of operations
	1999 %	2000 %	2001 %	1999 $'000	2000 $'000	2001 $'000	
Citiraya Technology Inc.	-	-	22.5	-	-	2,338	Waste-cleaning and waste disposition (Taiwan) [(a)]

(a) Audited by another firm of auditors, Ernst & Young.

8 PROPERTY, PLANT AND EQUIPMENT

	Leasehold properties and improvements $'000	Plant and equipment $'000	Motor vehicles $'000	Office equipment $'000	Renovations $'000	Construction-in-progress $'000	Total $'000
Cost:							
At 31 December 1998	3,370	2,329	142	93	-	-	5,934
Additions	12,098	407	530	145	-	-	13,180
Disposals	-	(4)	-	-	-	-	(4)
At 31 December 1999	15,468	2,732	672	238	-	-	19,110
Reclassification	-	127	-	(132)	5	-	-
Additions	379	369	143	388	199	6,970	8,448
Disposals	-	(2,327)	(96)	-	-	-	(2,423)
At 31 December 2000	15,847	901	719	494	204	6,970	25,135
Reclassification	-	6,970	-	-	-	(6,970)	-
Additions	-	180	185	227	382	-	974
Disposals	-	-	(30)	-	-	-	(30)
At 31 December 2001	15,847	8,051	874	721	586	-	26,079
Accumulated depreciation:							
At 31 December 1998	254	409	16	30	-	-	709
Depreciation for the year	127	273	134	48	-	-	582
Disposals	-	-	-	-	-	-	-
At 31 December 1999	381	682	150	78	-	-	1,291
Reclassification	-	26	-	(27)	1	-	-
Depreciation for the year	310	53	117	55	25	-	560
Disposals	-	(616)	(33)	-	-	-	(649)
At 31 December 2000	691	145	234	106	26	-	1,202
Depreciation for the year	354	485	144	121	44	-	1,148
Disposals	-	-	-	-	-	-	-
At 31 December 2001	1,045	630	378	227	70	-	2,350

8 PROPERTY, PLANT AND EQUIPMENT - continued

	Leasehold properties and improvements	Plant and equipment	Motor vehicles	Office equipment	Renovations	Construction-in-progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Net book value:							
At 31 December 1999	15,087	2,050	522	160	-	-	17,819
At 31 December 2000	15,156	756	485	388	178	6,970	23,933
At 31 December 2001	14,802	7,421	496	494	516	-	23,729

Certain motor vehicles and plant and equipment with a net book value of $508,000 (2000 : $528,000 and 1999 : $539,000) are under finance lease agreements (Note 13).

Leasehold properties and improvements with net book value of $14,802,000 (2000 : $15,156,000 and 1999 : $15,087,000) are under mortgage with banks (Note 14).

9 BANK LOANS AND OVERDRAFTS

	1999 $'000	2000 $'000	2001 $'000
Bank overdrafts - unsecured	797	1,409	998
Bank overdrafts - secured	1,000	1,000	1,000
Short-term portion of long-term bank loans - secured (Note 14)	905	904	905
	2,702	3,313	2,903

The secured bank overdrafts and other banking facilities are obtained on the same terms and conditions as the long-term bank loans set out in Note 14 to the financial statements.

The bank overdrafts bear interest at 6% to 6.375% (2000 : 6.625% to 6.375% and 1999 : 6.625% to 8.875%) per annum.

10 BILLS PAYABLE

The bills payable are obtained on the same terms and conditions as the long-term bank loans set out in Note 14 to the financial statements.

11 TRADE PAYABLES

	1999 $'000	2000 $'000	2001 $'000
Outside parties	952	4,089	8,139
Related parties (Note 3)	1,018	412	361
	1,970	4,501	8,500

12 OTHER PAYABLES

	1999 $'000	2000 $'000	2001 $'000
Directors/shareholders	7,863	9,990	14,791
Related parties (Note 3)	1,013	-	154
Shareholder	150	-	-
Accruals for purchase of plant and equipment	-	1,605	766
Deposit received	-	-	1,860
Other payables	419	812	1,357
	9,445	12,407	18,928

The amounts owing to a shareholder and directors/shareholders are non-trade, unsecured, interest-free and have no fixed terms of repayment.

Deposit received represents a deposit for the purchase of the rights to use the name "Citiraya" and to be allowed to use the technology from the company for the purposes of establishing and operating an electronic recycling business in China for a period of 5 years. The customer undertakes to operate strictly on the specific recycling plant and machinery supplied by the company. The deposit will be forfeited by the company should the customer fail to commence the electronic recycling business in China within a year from December 15, 2001. However, should the customer fulfil this condition, the deposit will be treated as deposit towards the ordering of recycling plant and machinery from the company.

13 OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments			Present value of minimum lease payments		
	1999	2000	2001	1999	2000	2001
	$'000	$'000	$'000	$'000	$'000	$'000
Amounts payable under finance leases:						
Within one year	164	123	164	141	98	138
In the second to fifth years inclusive	335	302	328	280	253	273
After five years	33	54	-	27	46	-
	532	479	492	448	397	411
Less: Future finance charges	(84)	(82)	(81)	NA	NA	NA
Present value of lease obligations	448	397	411	448	397	411
Less: Amount due for settlement within 12 months (shown under current liabilities)				(141)	(98)	(138)
Amount due for settlement after 12 months				307	299	273

The average effective borrowing rate was 7% (2000 : 7% and 1999 : 7%) per annum.

14 LONG-TERM BANK LOANS

	1999 $'000	2000 $'000	2001 $'000
Bank loans:			
Term loan 1 (Note a)	2,850	2,550	2,250
Term loan 2 (Note b)	9,020	8,415	7,811
Total	11,870	10,965	10,061
Current portion (Note 9)	(905)	(904)	(905)
Non-current portion	10,965	10,061	9,156

a) The term loan bears interest at 6% to 6.375% (2000 : 6.375% and 1999 : 6.625%) per annum and is repayable over 120 monthly instalments commencing from July 1999.

b) The term loan bears interest at 6% to 6.375% (2000 : 6.375% and 1999 : 6.625%) per annum and is repayable over 180 monthly instalments commencing from December 1999.

The bank overdrafts, other banking facilities and bank loans are secured as follows:

i) legal mortgage on all of the company's leasehold properties;

ii) a debenture by way of fixed and floating charges on all assets of the company, past, present and future for all monies owing; and

iii) guaranteed by two directors of the company.

15 DEFERRED INCOME TAX

	1999 $'000	2000 $'000	2001 $'000
Balance at beginning of year	-	240	941
Charge to profit and loss	240	701	646
Balance at end of year	240	941	1,587

This represents the tax effect of the excess of the net book value over the tax written down value of qualifying property, plant and equipment.

16 ISSUED CAPITAL

	1999 $'000	2000 $'000	2001 $'000
Authorised:			
20,000,000 ordinary shares of $1 each (2000 : 20,000,000 and 1999 : 3,000,000)	3,000	20,000	20,000
Issued and fully paid:			
6,000,000 ordinary shares of $1 each (2000 : 6,000,000 and 1999 : 3,000,000)	3,000	6,000	6,000

In 2000, the company increased its authorised share capital from $3,000,000 to $20,000,000 by the creation of an additional 17,000,000 ordinary shares of $1 each.

In 2000, the company issued 3,000,000 ordinary shares of $1 each at par for cash and the proceeds were used for working capital purposes.

17 REVENUE

	1999 $'000	2000 $'000	2001 $'000
Sale of goods	20,802	28,369	44,119
Rendering of services	-	94	265
	20,802	28,463	44,384

18 OTHER OPERATING INCOME

	1999 $'000	2000 $'000	2001 $'000
Gain on disposal of plant and equipment	2	974	1
Commission income	763	-	-
Foreign currency exchange adjustment gain	-	101	36
Bad trade debts recovered	-	-	17
Interest income from non-related companies	1	-	1
Others	134	60	12
	900	1,135	67

19 FINANCE COST

	1999 $'000	2000 $'000	2001 $'000
Interest expense to non-related companies:			
Bank borrowings	350	1,396	1,334
Finance leases	13	17	22
	363	1,413	1,356

20 PROFIT BEFORE INCOME TAX

In addition to the charges and credits disclosed elsewhere in the notes to the profit and loss statement, this item includes the following charges:

	1999 $'000	2000 $'000	2001 $'000
Directors' remuneration	487	644	789
Auditors' remuneration	10	30	38
Depreciation expense	582	560	1,148
Allowance for doubtful trade debts	-	197	-
Foreign currency exchange adjustment loss	151	-	-

21 INCOME TAX EXPENSE

	1999 $'000	2000 $'000	2001 $'000
Current	84	-	77
Deferred	240	701	646
	324	701	723

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 24.5% (2000 : 25.5% and 1999 : 26%) to profit before income tax as a result of the following differences:

	1999 $'000	2000 $'000	2001 $'000
Income tax expense at statutory rate	491	753	763
Non-taxable items	(47)	(52)	(40)
Prior years' tax loss carryforwards utilised	(120)	-	-
Total income tax expense	324	701	723

22 STAFF COSTS

	1999 $'000	2000 $'000	2001 $'000
Staff costs (including directors' remuneration) for the year	1,229	1,721	2,769
Cost of defined contributions plans included in staff costs	92	166	276

	1999	2000	2001
Number of employees (including directors) as at 31 December	43	56	61

23 PRIOR YEAR ADJUSTMENT

The prior year adjustment arose in 1999 as an incorrect foreign currency rate was used to record a foreign currency denominated purchase of goods into Singapore dollars. This resulted in the prior year's cost of sales being overstated by $311,000 and the other payables due to directors/shareholders overstated by the same amount.

24 CASH AND CASH EQUIVALENTS IN THE CASH FLOW STATEMENTS

	1999 $'000	2000 $'000	2001 $'000
Cash	381	42	2,824
Bank overdrafts (Note 9)	(1,797)	(2,409)	(1,998)
	(1,416)	(2,367)	826

25 CONTINGENT LIABILITIES

	1999 $'000	2000 $'000	2001 $'000
Bankers' guarantees (secured)	50	95	10

26 OPERATING LEASE COMMITMENTS

	1999 $'000	2000 $'000	2001 $'000
Minimum lease payments paid under operating leases	73	72	730

At the balance sheet date, the commitments in respect of operating leases with a term of more than one year were as follows:

	1999 $'000	2000 $'000	2001 $'000
Within one year	72	72	732
In the second to fifth years inclusive	289	289	949
After five years	1,336	1,264	1,192

27 FORWARD CONTRACTS

In the normal course of business, the company entered into forward exchange contracts to purchase and sell foreign currencies to meet its purchase obligations.

The valuation of financial instruments not recognised in the balance sheet reflects amounts which the company expects to pay to terminate the contracts or replace the contracts at their current market rates at the balance sheet date. The net fair value of financial instruments not recognised in the financial statements is insignificant.

As at year end, the company had the following outstanding commitments:

	1999 $'000	2000 $'000	2001 $'000
Bought contracts	-	THB23,119	-
Sold contracts	-	S$950	-

28 FINANCIAL RISK MANAGEMENT

a) Credit risk

The company's account receivables relates to sales to third parties and related parties. The company performs ongoing credit evaluation of its customer's financial condition and generally does not require collateral on accounts receivable.

The company does not have any significant credit exposure to any single counterparty or any group of counterparties having similar characteristics.

b) Interest rate risk

The company's interest rate risk relates to interest bearing debts as the company does not have any long-term interest bearing assets at the balance sheet date.

The interest rates and terms of repayment of short-term and long-term debts of the company are disclosed in Notes 9, 13 and 14.

c) Foreign currency risk

The company's foreign currency exposures arise mainly from the exchange rate movements of the United States dollars, Japanese Yen and Singapore dollars, which is also the company's reporting currency. Those exposures are managed using natural hedges that arise from offsetting assets and liabilities that are denominated in foreign currencies.

d) Liquidity risk

Liquidity risk refers to the risk in which the company is unable to meet its short-term obligations. Liquidity risk is minimal and is managed by matching the payments and receipts cycle. The company's operations are financed mainly through equity, bank borrowings, other payables to directors/shareholders and accumulated profits.

e) Fair value of financial assets and financial liabilities

The fair value of financial assets and financial liabilities reported in the balance sheet approximates the carrying amount of those assets and liabilities.

29 SEGMENT REPORTING

The company operates in two business segments - recycling and trading. The dominant source and nature of the company's risks and returns are based on business segments. Therefore, the primary segment of the company is business segment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business Segments

The company has the following main business segments:

Recycling - Provision of a one-stop recycling and processing service centre for the electronics industry.

Trading - Trading of plastics and non-precious metal materials.

	Recycling			Trading			Total		
	1999	2000	2001	1999	2000	2001	1999	2000	2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue	7,461	11,237	17,489	13,341	17,226	26,895	20,802	28,463	44,384
Results:									
Segment result	903	2,423	3,054	1,347	1,943	1,417	2,250	4,366	4,471
Finance cost	(243)	(1,060)	(932)	(120)	(353)	(424)	(363)	(1,413)	(1,356)
Profit before income tax	660	1,363	2,122	1,227	1,590	993	1,887	2,953	3,115
Income tax							(324)	(701)	(723)
Profit after income tax							1,563	2,252	2,392
Other information:									
Additions to property, plant and equipment	11,915	7,603	710	1,265	845	264	13,180	8,448	974
Depreciation expense	538	516	951	44	44	197	582	560	1,148

	Recycling			Trading			Total		
	1999	2000	2001	1999	2000	2001	1999	2000	2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Assets:									
Segment assets	23,917	40,050	45,747	7,257	8,892	12,607	31,174	48,942	58,354
Investment in associate							-	-	2,338
Total assets							31,174	48,942	60,692
Liabilities:									
Segment liabilities	11,949	22,893	31,911	1,328	2,543	3,545	13,277	25,436	35,456
Bank loans and overdrafts							13,667	13,374	12,059
Obligations under finance leases							448	397	411
Income tax payable							84	84	77
Deferred income tax							240	941	1,587
Total liabilities							27,716	40,232	49,590

Geographical segments by location of customers

The following table shows the revenue, total assets and additions to property, plant and equipment by the geographical segments based on location of customers:

	Revenue			Total assets			Additions to property, plant and equipment		
	1999	2000	2001	1999	2000	2001	1999	2000	2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Asia	18,548	23,007	35,139	25,350	28,439	34,052	10,221	4,794	564
Rest of the world (mainly Europe)	2,254	5,456	9,245	5,824	20,503	26,640	2,959	3,654	410
	20,802	28,463	44,384	31,174	48,942	60,692	13,180	8,448	974

Segment revenue and expenses

Segment revenue and expenses are directly attributable to the segments.

Segment assets and liabilities

Segment assets and liabilities include all operating assets and liabilities used by a segment.

30 SUBSEQUENT EVENTS

Subsequent to 31 December 2001, at an Extraordinary General Meeting held on 13 June 2002, the shareholders approved, *inter alia*, the following:

a) an increase in the authorised share capital from $20,000,000 to $50,000,000 comprising 50,000,000 ordinary shares of $1.00 each;

b) the capitalisation of $5,000,000 from accumulated profits for a bonus issue of 5,000,000 fully paid ordinary shares of $1.00 each to the existing shareholders;

c) the sub-division of each ordinary share of $1.00 each in the capital of the company into 40 ordinary shares of $0.025 each (the "Sub-division of Shares");

d) the conversion of the company into a public limited company and the change of its name to Citiraya Industries Ltd;

e) the adoption of a new set of Articles of Association of the company;

f) the adoption of the Citiraya Share Option Scheme and that the directors of the company be authorised to allot and issue shares upon the exercise of options granted under the Citiraya Share Option Scheme;

g) the issue of 110,000,000 New Shares which, when fully paid, allotted and issued, will rank *pari passu* in all respects with the existing Shares of the company; and

h) the authorisation of the directors, pursuant to Section 161 of the Singapore Companies Act, to issue Shares in the company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the directors may in their absolute discretion deem fit provided that the aggregate number of Shares issued pursuant to such authority shall not exceed 50% of the issued share capital of the company immediately prior to the proposed issue and provided that the aggregate number of such Shares to be issued other than on a pro rata basis to the existing shareholders shall not exceed 20% of the issued share capital of the company immediately prior to the proposed issue, and, unless revoked or varied by the company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the company or the date by which the next Annual General Meeting of the company is required by law to be held, whichever is the earlier.

31 NET TANGIBLE ASSET BACKING OF THE COMPANY

The net tangible asset backing of the company for each ordinary share of $0.025 each is based on the balance sheet of the company as at 31 December 2001 after taking into consideration the capitalisation of accumulated profits for bonus shares issue and sub-division of the par value of the ordinary shares and the issue of 110,000,000 New Shares of $0.025 each at $0.25 per share, which forms the subject of the Invitation, and the proceeds and estimated expenses in connection therewith.

	$'000
Net tangible assets	
Net tangible assets of the company as at 31 December 2001	11,102
Proceeds from the issue of 110,000,000 New Shares of $0.025 each at $0.25 per share, which forms the subject of the Invitation	27,500
Less: Estimated expenses of the Invitation	(1,708)
	36,894

Issued share capital	Number of shares
Issued and paid up share capital as at 31 December 2001	6,000,000
Capitalisation of accumulated profits for bonus shares issue	5,000,000
Issued and paid up share capital after bonus issue	11,000,000
Sub-division of the par value of the ordinary shares from $1.00 to $0.025 per share	440,000,000
Issue of New Shares of $0.025 each in connection with the Invitation	110,000,000
Issued and paid up share capital after the Invitation	550,000,000
Net tangible asset backing per $0.025 share	6.71 cents

32 DIVIDENDS

The company has not paid or proposed any dividend since its incorporation.

MGR.F1/6554AR01.001/RLCK/TCL/JXJ/RBM



A member of Softbank Investment Group

03 JAN 23 AM 7:21

15 July 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")

We, SBI E2-Capital Pte Ltd, named as Manager in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully

Aw Soon Beng
Director
SBI E2-Capital Pte Ltd

Certified Public Accountants
95 South Bridge Road #09-00
Pidemco Centre
Singapore 058717

Tel: (65) 6224 8288
Fax: (65) 6538 6166

Deloitte & Touche

19 July 2002

The Board of Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

**CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")**

We, Deloitte & Touche, named as Auditors and Reporting Accountants in the Prospectus to be dated 20 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus and further consent to the issue of the Prospectus with the inclusion therein of our Accountants' Report to be dated 20 July 2002, the letter in relation to the profit forecast of the Company for the financial year ending 31 December 2002 and the letter in relation to the unaudited financial information as of 30 April 2002 and for the financial period from 1 January 2002 to 30 April 2002, in the form and context in which they are respectively included and with the inclusion of and references to our name in the form and context in which it appears in the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully

Deloitte & Touche

Deloitte & Touche
Certified Public Accountants
Singapore

Loi Chee Keong
Partner


Deloitte
Touche
Tohmatsu

ShookLin & Bok
In joint venture in Singapore with ALLEN & OVERY

旭齡及穆律師樓
Advocates & Solicitors
Notaries Public & Commissioners for Oaths
Trademark & Patent Agents
Associated with Shook Lin & Bok Kuala Lumpur

By Hand Despatch Only

18 July 2002

Your ref :

THE BOARD OF DIRECTORS
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Our ref : (in reply please quote our reference)
JAT/LLJ/2011588
Fax No. :
Total no. of pages including this page

Dear Sirs

CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")

We, Shook Lin & Bok, named as Solicitors to the Invitation in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion of our name in the form and context in which it now appears.

Yours faithfully

Janet Tan
Partner
SHOOK LIN & BOK

S:\JAT\Citiraya\Lodgement Documents\Lodgement of Prospectus\Slb-LtrConsent.doc

Important Notice:
Service of Court documents by fax is not accepted

1 Robinson Road
#18-00 AIA Tower
Singapore 048542

Telephone
(65) 6535 1944

Facsimile
(65) 6535 8577

E-mail
slb@shooklin.com.sg

Website
www.shooklin.com

LIM ASSOCIATES (PTE) LTD
Corporate Secretarial & Share Registration Services

■ 10 Collyer Quay
#19-08 Ocean Building
Singapore 049315

Mail Address:
Robinson Road P O Box 3257
Singapore 905257

■ Telephone: 6536 5355
Fax: 6536 1360

18 July 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")

We, Lim Associates (Pte) Ltd, named as Share Registrar and Share Transfer Office in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully
Lim Associates (Pte) Ltd

Sebastian Tan
Director



揮立証券私人有限公司
PHILLIP SECURITIES PTE LTD
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
STOCK & SHARE BROKERS
MEMBER OF SINGAPORE EXCHANGE SECURITIES TRADING LTD

15 July 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")

We, Phillip Securities Pte Ltd, named as a Placement Agent and an Underwriter for the public offer in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully

Lim Wah Tong
Director
Phillip Securities Pte Ltd

05 SOUTH BRIDGE ROAD #11-00 RIDEMCO CENTRE SINGAPORE 058717 TEL: 5336001 FAX: 5353834 WEBSITE: www.phillip.com.sg TELEX: RS 43176 PILSEC

J.M. Sassoon
& Co. (Pte) Ltd.

Member of the Singapore
Exchange Securities
Trading Limited

1 Raffles Place
#44-00 OUB Centre
Singapore 048616
Tel 6532 7880
Fax 6538 6107

12 July, 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

**CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")**

We, J. M. Sassoon & Co. (Pte) Ltd, named as a Placement Agent and an Underwriter for the public offer in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully

Name : Lim Kiat Seng/Roy Clayton
Designation : Executive Directors
Company : J. M. Sassoon & Co. (Pte) Ltd.



A member of Softbank Investment Group

15 July 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

**CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")**

We, SBI E2-Capital Securities Limited, named as a Placement Agent in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully

Aw Soon Beng
Director, SBI E2-Capital Pte Ltd

For and on behalf of
SBI E2-Capital Securities Limited

KimEngOngasia

15 July 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")

We, Kim Eng Ong Asia Securities Pte Ltd, named as a Placement Agent in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully
KIM ENG ONG ASIA SECURITIES PTE LTD

Ong Seng Gee
Executive Director

KIM ENG ONG ASIA SECURITIES PTE LTD
9 Temasek Boulevard #39-00 Suntec Tower Two Singapore 038989 TEL +65.6336.9090 FAX +65.6339.6003

UOB KayHian

UOB KAY HIAN PRIVATE LIMITED

80 Raffles Place
#30-01 UOB Plaza 1
Singapore 048624

Tel: 6535 6868
Fax: 6532 6919
Telex: RS 24085

www.uobkayhian.com

12 July 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")

We, UOB Kay Hian Private Limited, named as a Placement Agent in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully
UOB Kay Hian Private Limited

Esmond Choo
Executive Director


LIM & TAN
SECURITIES

16 July 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

**CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")**

We, Lim & Tan Securities Pte Ltd, named as a Placement Agent in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully

Esther Seet (Mrs)
Executive Director
Lim & Tan Securities Pte Ltd

LIM & TAN
SECURITIES PTE LTD
10 COLLYER QUAY
#12-00
OCEAN BUILDING
SINGAPORE 049315
TELEX: RS 34148 LIMTAN
FACSIMILE : 6533 2368
TELEPHONE : 6533 0595


UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

9th July 2002

The Directors
Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Dear Sirs

CITIRAYA INDUSTRIES LTD (THE "COMPANY")
INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDOR SHARES PAYABLE IN FULL ON APPLICATION (THE "INVITATION")

We, United Overseas Bank Limited, named as Principal Banker in the Prospectus to be dated 18 July 2002 (or such other date as the Directors of the Company may determine) in relation to the Invitation, do hereby consent to act in that capacity in relation to the Prospectus.

We have given and have not withdrawn our consent to the issue of the Prospectus with the inclusion therein of our name and all references to our name in the form and context in which they appear in the Prospectus.

Yours faithfully

Yeo Eng Cheong
Executive Vice President
For and on behalf of
United Overseas Bank Limited

Dated 24 June 2002

CITIRAYA INDUSTRIES LTD

as the Company

And

NG AH HUA

as the Executive

SERVICE AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

THIS AGREEMENT is made on 24 June 2002

BETWEEN:

(1) CITIRAYA INDUSTRIES LTD of No. 65 Tech Park Crescent Singapore 637787 (the "Company"); and

(2) NG AH HUA of No. 41 Begonia Drive Singapore 809899 (the "Executive").

IT IS AGREED as follows:

1. DEFINITIONS

1.1 In this Agreement (including the Schedule), except so far as the context otherwise requires, the following expressions have the following meanings respectively:

"Directors" means the Directors acting as the board of directors of the Company;

"Employment" means the employment established by this Agreement; and

1.2 The headings of this Agreement shall not affect its interpretation.

2. EMPLOYMENT

The Company shall employ the Executive and the Executive shall serve the Company as an Executive Director and, in such capacity, the Executive shall hold the office of Chief Executive Officer cum Deputy Chairman. The Employment shall commence on the date of this Agreement for a term of three (3) years unless terminated by either party giving to the other not less than six (6) months' written notice. The Employment shall be on and subject to the terms contained in this Agreement.

3. DUTIES

3.1 The Executive shall undertake such responsibilities and perform such duties as may from time to time be assigned to him by or under the authority of the Directors and shall comply with all directions made by or under the authority of the Directors.

3.2 During the Employment, the Executive shall well and faithfully serve the Company and use his utmost endeavours to promote its interests, and shall devote his time, attention and abilities to the affairs of the Company.

4. REMUNERATION

4.1 The Executive's salary during the Employment shall be S$360,000 per annum payable in equal monthly instalments.

4.2 The Executive shall be entitled to an annual increment as may be approved by the Board. Such increment shall thereafter have effect as if it were specifically provided for as a term of this Agreement. The Company reserves the right to deduct from the Executive's salary any amount in respect of employee's contribution to the Central Provident Fund, or any other amount whatsoever, as the Company may be entitled to deduct or as may be required by law.

4.3 In addition to the foregoing, the Executive is entitled to an annual wage supplement equivalent to one (1) month's salary and shall also be entitled to participate in a profit sharing scheme commencing financial year 2002 pro-rated from the commencement date of this Agreement (collectively the "Incentive Bonus"), as follows:-

Profit before income tax ("PBT")	**Profit sharing amount**
(in relation to any financial year, the profit before income tax of the Company excluding extraordinary items but after minority interests, if any, calculated based on the audited accounts in respect of such financial year)	
Where PBT is $2,500,000 and above but less than $5,000,000	1%
Where PBT is $5,000,000 and above but less than $7,500,000	3%
Where PBT is $7,500,000 and above but less than $10,000,000	5%
Where PBT is $10,000,000 and above but less than $12,500,000	6%
Where PBT is $12,500,000 and above but less than $15,000,000	7%
Where PBT is $15,000,000 and above	8%

5. OTHER BENEFITS

5.1 The Executive shall be entitled to the following benefits during the Employment:

(a) the Company shall bear the Executive's entertaining expenses, subject to limits from time to time set by the Directors, in respect of entertaining connected with the Company's business; and

(b) the Company shall bear all travelling, hotel and other out-of-pocket expenses, subject to limits from time to time set by the Directors and a maximum of $500 per month for out-of-pocket expenses, incurred by the Executive in or about the discharge of his duties pursuant to the Employment. In setting any of the limits referred to in this Clause 5.1, the Directors shall have regard to the Executive's responsibilities and position in the Company.

5.2 During the Employment the Company shall provide for the sole use of the Executive a motor car of such make and model to be decided by the Directors to enable the Executive to perform his duties hereunder. The Company shall also bear the premium for insurance and road tax thereon and shall reimburse the Executive for all its running expenses (including petrol, lubrication, maintenance and repairs) for which the Executive shall submit to the Company written evidence of payment.

5.3 The Executive shall ensure that at all times when the motor car is driven on the road it is in no worse state and condition than required by law and that if so required a current certificate of roadworthiness is in force in respect of it.

5.4 The Executive shall at all relevant times be and shall ensure that any person (other than the Executive) who drives the motor car is the holder of a current driving licence authorising him to drive private motor cars in Singapore and shall produce it to the Company on request.

5.5 During the Employment, the Company shall extend such medical benefits and personal accident insurance as may be approved by the Directors to the Executive and his immediate family.

5.6 The Company shall insure the Executive as a "keyman" and all premiums due on such insurance policy shall be borne by the Company.

6. HOURS OF WORK AND HOLIDAYS

6.1 The Executive shall work such hours as may be necessary or appropriate from time to time to carry out his responsibilities and duties properly and effectively.

6.2 The Executive shall be entitled in each calendar year to twenty-one (21) working days' leave with full salary (in addition to statutory holidays) to be taken at such reasonable time or times as may be approved by the Directors. Any and all such leave not taken in any calendar year may be carried forward to the following calendar year. Any leave not taken by the end of the second calendar year may not be carried forward, unless otherwise approved by the Directors.

6.3 Subject to the Executive being entitled to be paid during any period of absence from work due to sickness or injury of sixty (60) days and such additional number of days as approved by the Directors, the Executive shall not be entitled to be paid in respect of any period during which he has been absent without leave.

7. TERMINATION

7.1 The Employment may be terminated by either party hereto by notice given in accordance with Clause 2. The Company may pay salary in lieu of any required period of notice.

7.2 In the event that the Employment is terminated by either party under Clause 7.1, the Executive shall remain entitled to receive an amount equal to the Incentive Bonus pro-rated for the period commencing on the first day of the financial year in which the Employment is terminated to the last day of the Employment in that financial year.

7.3 The Executive shall not be entitled to receive the Incentive Bonus except as provided under Clauses 4.3 and 7.2.

7.4 Notwithstanding the other provisions of this Agreement, the Company shall be entitled to terminate the Employment forthwith but without prejudice to the rights and remedies of the Company for any breach of this Agreement and to the Executive's continuing obligations under Clauses 7.5 and 7.6 and as set out in the Schedule and in any of the following cases:

(a) if the Executive is convicted or otherwise found guilty by any court of any offence involving fraud or dishonesty;

(b) if the Executive becomes bankrupt or has a receiving order made against him or makes any general composition with his creditors;

(c) if the Executive is guilty of any act or thing which may bring serious discredit on the Company;

(d) if the Executive neglects or refuses, without reasonable cause, to attend to the business of the Company;

(e) if the Executive flagrantly or persistently fails to observe and perform any of the duties and obligations imposed by this Agreement or which are imposed by law; or

(f) if the Executive otherwise acts in breach of this Agreement so as materially to prejudice the business of the Company.

7.5 Upon termination of the Employment for whatever reason the Executive shall deliver to the Company all books, documents, papers, materials, credit cards and other property relating to the business of the Company which may then be in his possession or under his power or control.

7.6 The Executive shall not, at any time after termination of the Employment for whatever reason, represent himself as being in any way connected with the business of the Company.

8. ACTIVITIES OF EXECUTIVE

8.1 The Executive shall observe and be subject to the terms, conditions and restrictions relating to his activities set out in the Schedule.

8.2 The Executive acknowledges and agrees:

(a) that each of the paragraphs of the Schedule constitutes an entirely separate and independent restriction on him;

(b) that the duration, extent and application of each of the restrictions are no greater than is necessary for the protection of the interests of the Company; and

(c) that, if any such restriction shall be adjudged by any court of competent jurisdiction to be void or unenforceable as going beyond what is reasonable in the circumstances for the protection of the interests of the Company but would be valid if a part of the wording thereof was deleted and/or the period thereof was reduced and/or the area dealt with thereby was reduced the said restriction shall apply within the jurisdiction of that court with such modifications as may be necessary to make it valid and effective.

9. EXECUTIVE'S POSITION AS DIRECTOR

9.1 The duties of the Executive as a Director shall be subject to the articles of association of the Company and shall be separate from and additional to his duties pursuant to the Employment. His salary under this Agreement is exclusive of any remuneration to which the Executive may be entitled as a Director.

9.2 Upon termination of the Employment for whatever reason the Executive shall, at the request of the Company, forthwith take all necessary steps (including, without limitation, obtaining any necessary approvals) to resign his position as a Director in writing under seal without compensation for loss of office as such director.

10. NOTICES

Any notice or demand required to be given under this Agreement shall be in writing and shall be personally delivered or sent by registered post to the party herein at (in the case of a company) its registered office for the time being and (in the case of an individual) at his address stated above or at his last known address in Singapore. A notice or demand shall be deemed to be served, if personally delivered, at the time of delivery, and if posted, at the expiration of two days after the date of posting.

11. MISCELLANEOUS

11.1 This Agreement is in substitution for all previous contracts of service between the Company and the Executive which shall be deemed to have been terminated by mutual consent as from the date on which this Agreement takes effect.

11.2 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by any court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

11.3 This Agreement is governed by, and shall be construed in accordance with, the laws of Singapore.

12. THIRD PARTIES' RIGHTS

Nothing in this Agreement is intended to grant to any third party any right to enforce any term of this Agreement or to confer on any third party any benefits under this Agreement for the purposes of the Contract (Rights of Third Parties) Act 2001 and any re-enactment thereof, the application of which legislation is hereby expressly excluded.

IN WITNESS WHEREOF this Agreement has been entered into on the date stated at the beginning.



THE SCHEDULE

Terms, Conditions and Restrictions on Activities
(Clause 8)

1. During the period of the Employment the Executive shall not (without the Company's prior written consent) be directly or indirectly engaged or interested in any capacity in any other business, trade or occupation whatsoever, except as disclosed or declared to the Company in writing on the date of this Agreement but so that this provision shall not prohibit the holding whether directly or through nominees of quoted investments.

2. The Executive shall keep secret and shall not at any time (whether during the Employment or after the termination of the Employment for whatever reason) use for his own or another's advantage, business methods or information which the Executive knew or ought reasonably to have known to be confidential concerning the business or affairs of the Company so far as they shall have come to his knowledge during the Employment. The restrictions contained in this paragraph 2 shall not apply:

(a) to any disclosure or use authorised by the Directors or required by law or by the Employment;

(b) so as to prevent the Executive from using his own personal skill in any business in which he may be lawfully engaged after the Employment is ended; or

(c) to any trade secrets, business methods or information which may lawfully have come into the public domain.

3. The Executive shall not at any time and for whatever reason endeavour (whether on his own account or for any other person, firm or company) to entice away any employee from the Company.

CITIRAYA INDUSTRIES LTD

Signed by: ______________________

Name: NG TECK LEE

Designation: President

NG AH HUA



Dated 24 June 2002

CITIRAYA INDUSTRIES LTD

as the Company

And

NG AH HUA

as the Executive

SERVICE AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

S:\JAT\Citiraya\Agreements\Service Agreement\Ng Ah Hua (20.06.02).doc

Dated 24 June 2002

CITIRAYA INDUSTRIES LTD

as the Company

And

NG TECK LEE

as the Executive

SERVICE AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

THIS AGREEMENT is made on 24 June 2002

BETWEEN:

(1) CITIRAYA INDUSTRIES LTD of No. 65 Tech Park Crescent Singapore 637787 (the "Company"); and

(2) NG TECK LEE of No. 97 Paya Lebar Crescent Singapore 536181 (the "Executive").

IT IS AGREED as follows:

1. DEFINITIONS

1.1 In this Agreement (including the Schedule), except so far as the context otherwise requires, the following expressions have the following meanings respectively:

"Directors" means the Directors acting as the board of directors of the Company;

"Employment" means the employment established by this Agreement; and

1.2 The headings of this Agreement shall not affect its interpretation.

2. EMPLOYMENT

The Company shall employ the Executive and the Executive shall serve the Company as an Executive Director and, in such capacity, the Executive shall hold the office of President. The Employment shall commence on the date of this Agreement for a term of three (3) years unless terminated by either party giving to the other not less than six (6) months' written notice. The Employment shall be on and subject to the terms contained in this Agreement.

3. DUTIES

3.1 The Executive shall undertake such responsibilities and perform such duties as may from time to time be assigned to him by or under the authority of the Directors and shall comply with all directions made by or under the authority of the Directors.

3.2 During the Employment, the Executive shall well and faithfully serve the Company and use his utmost endeavours to promote its interests, and shall devote his time, attention and abilities to the affairs of the Company.

4. REMUNERATION

4.1 The Executive's salary during the Employment shall be S$240,000 per annum payable in equal monthly instalments.

4.2 The Executive shall be entitled to an annual increment as may be approved by the Board. Such increment shall thereafter have effect as if it were specifically provided for as a term of this Agreement. The Company reserves the right to deduct from the Executive's salary any amount in respect of employee's contribution to the Central Provident Fund, or any other amount whatsoever, as the Company may be entitled to deduct or as may be required by law.

4.3 In addition to the foregoing, the Executive is entitled to an annual wage supplement equivalent to one (1) month's salary and shall also be entitled to participate in a profit sharing scheme commencing financial year 2002 pro-rated from the commencement date of this Agreement (collectively the "Incentive Bonus"), as follows:-

Profit before income tax ("PBT")	**Profit sharing amount**
(in relation to any financial year, the profit before income tax of the Company excluding extraordinary items but after minority interests, if any, calculated based on the audited accounts in respect of such financial year)	
Where PBT is $2,500,000 and above but less than $5,000,000	1%
Where PBT is $5,000,000 and above but less than $7,500,000	3%
Where PBT is $7,500,000 and above but less than $10,000,000	5%
Where PBT is $10,000,000 and above but less than $12,500,000	6%
Where PBT is $12,500,000 and above but less than $15,000,000	7%
Where PBT is $15,000,000 and above	8%

5. OTHER BENEFITS

5.1 The Executive shall be entitled to the following benefits during the Employment:

(a) the Company shall bear the Executive's entertaining expenses, subject to limits from time to time set by the Directors, in respect of entertaining connected with the Company's business; and

(b) the Company shall bear all travelling, hotel and other out-of-pocket expenses, subject to limits from time to time set by the Directors and a maximum of $500 per month for out-of-pocket expenses, incurred by the Executive in or about the discharge of his duties pursuant to the Employment. In setting any of the limits referred to in this Clause 5.1, the Directors shall have regard to the Executive's responsibilities and position in the Company.

5.2 During the Employment the Company shall provide for the sole use of the Executive a motor car of such make and model to be decided by the Directors to enable the Executive to perform his duties hereunder. The Company shall also bear the premium for insurance and road tax thereon and shall reimburse the Executive for all its running expenses (including petrol, lubrication, maintenance and repairs) for which the Executive shall submit to the Company written evidence of payment.

5.3 The Executive shall ensure that at all times when the motor car is driven on the road it is in no worse state and condition than required by law and that if so required a current certificate of roadworthiness is in force in respect of it.

5.4 The Executive shall at all relevant times be and shall ensure that any person (other than the Executive) who drives the motor car is the holder of a current driving licence authorising him to drive private motor cars in Singapore and shall produce it to the Company on request.

5.5 During the Employment, the Company shall extend such medical benefits and personal accident insurance as may be approved by the Directors to the Executive and his immediate family.

5.6 The Company shall insure the Executive as a "keyman" and all premiums due on such insurance policy shall be borne by the Company.

6. HOURS OF WORK AND HOLIDAYS

6.1 The Executive shall work such hours as may be necessary or appropriate from time to time to carry out his responsibilities and duties properly and effectively.

6.2 The Executive shall be entitled in each calendar year to twenty-one (21) working days' leave with full salary (in addition to statutory holidays) to be taken at such reasonable time or times as may be approved by the Directors. Any and all such leave not taken in any calendar year may be carried forward to the following calendar year. Any leave not taken by the end of the second calendar year may not be carried forward, unless otherwise approved by the Directors.

6.3 Subject to the Executive being entitled to be paid during any period of absence from work due to sickness or injury of sixty (60) days and such additional number of days as approved by the Directors, the Executive shall not be entitled to be paid in respect of any period during which he has been absent without leave.

7. TERMINATION

7.1 The Employment may be terminated by either party hereto by notice given in accordance with Clause 2. The Company may pay salary in lieu of any required period of notice.

7.2 In the event that the Employment is terminated by either party under Clause 7.1, the Executive shall remain entitled to receive an amount equal to the Incentive Bonus pro-rated for the period commencing on the first day of the financial year in which the Employment is terminated to the last day of the Employment in that financial year.

7.3 The Executive shall not be entitled to receive the Incentive Bonus except as provided under Clauses 4.3 and 7.2.

7.4 Notwithstanding the other provisions of this Agreement, the Company shall be entitled to terminate the Employment forthwith but without prejudice to the rights and remedies of the Company for any breach of this Agreement and to the Executive's continuing obligations under Clauses 7.5 and 7.6 and as set out in the Schedule and in any of the following cases:

(a) if the Executive is convicted or otherwise found guilty by any court of any offence involving fraud or dishonesty;

(b) if the Executive becomes bankrupt or has a receiving order made against him or makes any general composition with his creditors;

(c) if the Executive is guilty of any act or thing which may bring serious discredit on the Company;

(d) if the Executive neglects or refuses, without reasonable cause, to attend to the business of the Company;

(e) if the Executive flagrantly or persistently fails to observe and perform any of the duties and obligations imposed by this Agreement or which are imposed by law; or

(f) if the Executive otherwise acts in breach of this Agreement so as materially to prejudice the business of the Company.

7.5 Upon termination of the Employment for whatever reason the Executive shall deliver to the Company all books, documents, papers, materials, credit cards and other property relating to the business of the Company which may then be in his possession or under his power or control.

7.6 The Executive shall not, at any time after termination of the Employment for whatever reason, represent himself as being in any way connected with the business of the Company.

8. ACTIVITIES OF EXECUTIVE

8.1 The Executive shall observe and be subject to the terms, conditions and restrictions relating to his activities set out in the Schedule.

8.2 The Executive acknowledges and agrees:

(a) that each of the paragraphs of the Schedule constitutes an entirely separate and independent restriction on him;

(b) that the duration, extent and application of each of the restrictions are no greater than is necessary for the protection of the interests of the Company; and

(c) that, if any such restriction shall be adjudged by any court of competent jurisdiction to be void or unenforceable as going beyond what is reasonable in the circumstances for the protection of the interests of the Company but would be valid if a part of the wording thereof was deleted and/or the period thereof was reduced and/or the area dealt with thereby was reduced the said restriction shall apply within the jurisdiction of that court with such modifications as may be necessary to make it valid and effective.

9. EXECUTIVE'S POSITION AS DIRECTOR

9.1 The duties of the Executive as a Director shall be subject to the articles of association of the Company and shall be separate from and additional to his duties pursuant to the Employment. His salary under this Agreement is exclusive of any remuneration to which the Executive may be entitled as a Director.

9.2 Upon termination of the Employment for whatever reason the Executive shall, at the request of the Company, forthwith take all necessary steps (including, without limitation, obtaining any necessary approvals) to resign his position as a Director in writing under seal without compensation for loss of office as such director.

10. NOTICES

Any notice or demand required to be given under this Agreement shall be in writing and shall be personally delivered or sent by registered post to the party herein at (in the case of a company) its registered office for the time being and (in the case of an individual) at his address stated above or at his last known address in Singapore. A notice or demand shall be deemed to be served, if personally delivered, at the time of delivery, and if posted, at the expiration of two days after the date of posting.

11. MISCELLANEOUS

11.1 This Agreement is in substitution for all previous contracts of service between the Company and the Executive which shall be deemed to have been terminated by mutual consent as from the date on which this Agreement takes effect.

11.2 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by any court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

11.3 This Agreement is governed by, and shall be construed in accordance with, the laws of Singapore.

12. THIRD PARTIES' RIGHTS

Nothing in this Agreement is intended to grant to any third party any right to enforce any term of this Agreement or to confer on any third party any benefits under this Agreement for the purposes of the Contract (Rights of Third Parties) Act 2001 and any re-enactment thereof, the application of which legislation is hereby expressly excluded.

IN WITNESS WHEREOF this Agreement has been entered into on the date stated at the beginning.

THE SCHEDULE

Terms, Conditions and Restrictions on Activities
(Clause 8)

1. During the period of the Employment the Executive shall not (without the Company's prior written consent) be directly or indirectly engaged or interested in any capacity in any other business, trade or occupation whatsoever, except as disclosed or declared to the Company in writing on the date of this Agreement but so that this provision shall not prohibit the holding whether directly or through nominees of quoted investments.

2. The Executive shall keep secret and shall not at any time (whether during the Employment or after the termination of the Employment for whatever reason) use for his own or another's advantage, business methods or information which the Executive knew or ought reasonably to have known to be confidential concerning the business or affairs of the Company so far as they shall have come to his knowledge during the Employment. The restrictions contained in this paragraph 2 shall not apply:

(a) to any disclosure or use authorised by the Directors or required by law or by the Employment;

(b) so as to prevent the Executive from using his own personal skill in any business in which he may be lawfully engaged after the Employment is ended; or

(c) to any trade secrets, business methods or information which may lawfully have come into the public domain.

3. The Executive shall not at any time and for whatever reason endeavour (whether on his own account or for any other person, firm or company) to entice away any employee from the Company.

CITIRAYA INDUSTRIES LTD

Signed by: ______________________

Name: NG AH HUA

Designation: CEO cum Deputy Chairman

NG TECK LEE



Dated 24 June 2002

CITIRAYA INDUSTRIES LTD

as the Company

And

NG TECK LEE

as the Executive

SERVICE AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

S:\JAT\Citiraya\Agreements\Service Agreement\Ng Teck Lee (20.06.02).doc

Dated 24 June 2002

CITIRAYA INDUSTRIES LTD

as the Company

And

SEOW SIEW LAN

as the Executive

SERVICE AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

THIS AGREEMENT is made on 24 June 2002

BETWEEN:

(1) CITIRAYA INDUSTRIES LTD of No. 65 Tech Park Crescent Singapore 637787 (the "Company"); and

(2) SEOW SIEW LAN of Block 683 Tessensohn Road 304-123, Singapore 210683 (the "Executive").

IT IS AGREED as follows:

1. DEFINITIONS

1.1 In this Agreement (including the Schedule), except so far as the context otherwise requires, the following expressions have the following meanings respectively:

"Directors" means the Directors acting as the board of directors of the Company;

"Employment" means the employment established by this Agreement; and

1.2 The headings of this Agreement shall not affect its interpretation.

2. EMPLOYMENT

The Company shall employ the Executive and the Executive shall serve the Company as an Executive Director and, in such capacity, the Executive shall hold the office of Executive Director. The Employment shall commence on the date of this Agreement for a term of three (3) years unless terminated by either party giving to the other not less than six (6) months' written notice. The Employment shall be on and subject to the terms contained in this Agreement.

3. DUTIES

3.1 The Executive shall undertake such responsibilities and perform such duties as may from time to time be assigned to him by or under the authority of the Directors and shall comply with all directions made by or under the authority of the Directors.

3.2 During the Employment, the Executive shall well and faithfully serve the Company and use his utmost endeavours to promote its interests, and shall devote his time, attention and abilities to the affairs of the Company.

4. REMUNERATION

4.1 The Executive's salary during the Employment shall be S$180,000 per annum payable in equal monthly instalments.

4.2 The Executive shall be entitled to an annual increment as may be approved by the Board. Such increment shall thereafter have effect as if it were specifically provided for as a term of this Agreement. The Company reserves the right to deduct from the Executive's salary any amount in respect of employee's contribution to the Central Provident Fund, or any other amount whatsoever, as the Company may be entitled to deduct or as may be required by law.

4.3 *In addition to the foregoing,* the Executive is entitled to an annual wage supplement equivalent to one (1) month's salary and shall also be entitled to participate in a profit sharing scheme commencing financial year 2002 pro-rated from the commencement date of this Agreement, (collectively the "Incentive Bonus") in an amount equivalent to thirty per cent (30%) of the following scale:-

Profit before income tax ("PBT")	**Profit sharing amount**
(in relation to any financial year, the profit before income tax of the Company excluding extraordinary items but after minority interests, if any, calculated based on the audited accounts in respect of such financial year)	
Where PBT is $2,500,000 and above but less than $5,000,000	1%
Where PBT is $5,000,000 and above but less than $7,500,000	3%
Where PBT is $7,500,000 and above but less than $10,000,000	5%
Where PBT is $10,000,000 and above but less than $12,500,000	6%
Where PBT is $12,500,000 and above but less than $15,000,000	7%
Where PBT is $15,000,000 and above	8%

5. OTHER BENEFITS

5.1 The Executive shall be entitled to the following benefits during the Employment:

(a) the Company shall bear the Executive's entertaining expenses, subject to limits from time to time set by the Directors, in respect of entertaining connected with the Company's business; and

(b) the Company shall bear all travelling, hotel and other out-of-pocket expenses, subject to limits from time to time set by the Directors and a maximum of $500 per month for out-of-pocket expenses, incurred by the Executive in or about the discharge of his duties pursuant to the Employment. In setting any of the limits referred to in this Clause 5.1, the Directors shall have regard to the Executive's responsibilities and position in the Company.

5.2 During the Employment the Company shall provide for the sole use of the Executive a motor car of such make and model to be decided by the Directors to enable the Executive to perform his duties hereunder. The Company shall also bear the premium for insurance and road tax thereon and shall reimburse the Executive for all its running expenses (including petrol, lubrication, maintenance and repairs) for which the Executive shall submit to the Company written evidence of payment.

5.3 The Executive shall ensure that at all times when the motor car is driven on the road it is in no worse state and condition than required by law and that if so required a current certificate of roadworthiness is in force in respect of it.

5.4 The Executive shall at all relevant times be and shall ensure that any person (other than the Executive) who drives the motor car is the holder of a current driving licence authorising him to drive private motor cars in Singapore and shall produce it to the Company on request.

5.5 During the Employment, the Company shall extend such medical benefits and personal accident insurance as may be approved by the Directors to the Executive and his immediate family.

5.6 The Company shall insure the Executive as a "keyman" and all premiums due on such insurance policy shall be borne by the Company.

6. HOURS OF WORK AND HOLIDAYS

6.1 The Executive shall work such hours as may be necessary or appropriate from time to time to carry out his responsibilities and duties properly and effectively.

6.2 The Executive shall be entitled in each calendar year to twenty-one (21) working days' leave with full salary (in addition to statutory holidays) to be taken at such reasonable time or times as may be approved by the Directors. Any and all such leave not taken in any calendar year may be carried forward to the following calendar year. Any leave not taken by the end of the second calendar year may not be carried forward, unless otherwise approved by the Directors.

6.3 Subject to the Executive being entitled to be paid during any period of absence from work due to sickness or injury of sixty (60) days and such additional number of days as approved by the Directors, the Executive shall not be entitled to be paid in respect of any period during which he has been absent without leave.

7. TERMINATION

7.1 The Employment may be terminated by either party hereto by notice given in accordance with Clause 2. The Company may pay salary in lieu of any required period of notice.

7.2 In the event that the Employment is terminated by either party under Clause 7.1, the Executive shall remain entitled to receive an amount equal to the Incentive Bonus pro-rated for the period commencing on the first day of the financial year in which the Employment is terminated to the last day of the Employment in that financial year.

7.3 The Executive shall not be entitled to receive the Incentive Bonus except as provided under Clauses 4.3 and 7.2.

7.4 Notwithstanding the other provisions of this Agreement, the Company shall be entitled to terminate the Employment forthwith but without prejudice to the rights and remedies of the Company for any breach of this Agreement and to the Executive's continuing obligations under Clauses 7.5 and 7.6 and as set out in the Schedule and in any of the following cases:

(a) if the Executive is convicted or otherwise found guilty by any court of any offence involving fraud or dishonesty;

(b) if the Executive becomes bankrupt or has a receiving order made against him or makes any general composition with his creditors;

(c) if the Executive is guilty of any act or thing which may bring serious discredit on the Company;

(d) if the Executive neglects or refuses, without reasonable cause, to attend to the business of the Company;

(e) if the Executive flagrantly or persistently fails to observe and perform any of the duties and obligations imposed by this Agreement or which are imposed by law; or

(f) if the Executive otherwise acts in breach of this Agreement so as materially to prejudice the business of the Company.

7.5 Upon termination of the Employment for whatever reason the Executive shall deliver to the Company all books, documents, papers, materials, credit cards and other property relating to the business of the Company which may then be in his possession or under his power or control.

7.6 The Executive shall not, at any time after termination of the Employment for whatever reason, represent himself as being in any way connected with the business of the Company.

8. ACTIVITIES OF EXECUTIVE

8.1 The Executive shall observe and be subject to the terms, conditions and restrictions relating to his activities set out in the Schedule.

8.2 The Executive acknowledges and agrees:

(a) that each of the paragraphs of the Schedule constitutes an entirely separate and independent restriction on him;

(b) that the duration, extent and application of each of the restrictions are no greater than is necessary for the protection of the interests of the Company; and

(c) that, if any such restriction shall be adjudged by any court of competent jurisdiction to be void or unenforceable as going beyond what is reasonable in the circumstances for the protection of the interests of the Company but would be valid if a part of the wording thereof was deleted and/or the period thereof was reduced and/or the area dealt with thereby was reduced the said restriction shall apply within the jurisdiction of that court with such modifications as may be necessary to make it valid and effective.

9. EXECUTIVE'S POSITION AS DIRECTOR

9.1 The duties of the Executive as a Director shall be subject to the articles of association of the Company and shall be separate from and additional to his duties pursuant to the Employment. His salary under this Agreement is exclusive of any remuneration to which the Executive may be entitled as a Director.

9.2 Upon termination of the Employment for whatever reason the Executive shall, at the request of the Company, forthwith take all necessary steps (including, without limitation, obtaining any necessary approvals) to resign his position as a Director in writing under seal without compensation for loss of office as such director.

10. NOTICES

Any notice or demand required to be given under this Agreement shall be in writing and shall be personally delivered or sent by registered post to the party herein at (in the case of a company) its registered office for the time being and (in the case of an individual) at his address stated above or at his last known address in Singapore. A notice or demand shall be deemed to be served, if personally delivered, at the time of delivery, and if posted, at the expiration of two days after the date of posting.

11. MISCELLANEOUS

11.1 This Agreement is in substitution for all previous contracts of service between the Company and the Executive which shall be deemed to have been terminated by mutual consent as from the date on which this Agreement takes effect.

11.2 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by any court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

11.3 This Agreement is governed by, and shall be construed in accordance with, the laws of Singapore.

12. THIRD PARTIES' RIGHTS

Nothing in this Agreement is intended to grant to any third party any right to enforce any term of this Agreement or to confer on any third party any benefits under this Agreement for the purposes of the Contract (Rights of Third Parties) Act 2001 and any re-enactment thereof, the application of which legislation is hereby expressly excluded.

IN WITNESS WHEREOF this Agreement has been entered into on the date stated at the beginning.

THE SCHEDULE

Terms, Conditions and Restrictions on Activities
(Clause 8)

1. During the period of the Employment the Executive shall not (without the Company's prior written consent) be directly or indirectly engaged or interested in any capacity in any other business, trade or occupation whatsoever, except as disclosed or declared to the Company in writing on the date of this Agreement but so that this provision shall not prohibit the holding whether directly or through nominees of quoted investments.

2. The Executive shall keep secret and shall not at any time (whether during the Employment or after the termination of the Employment for whatever reason) use for his own or another's advantage, business methods or information which the Executive knew or ought reasonably to have known to be confidential concerning the business or affairs of the Company so far as they shall have come to his knowledge during the Employment. The restrictions contained in this paragraph 2 shall not apply:

(a) to any disclosure or use authorised by the Directors or required by law or by the Employment;

(b) so as to prevent the Executive from using his own personal skill in any business in which he may be lawfully engaged after the Employment is ended; or

(c) to any trade secrets, business methods or information which may lawfully have come into the public domain.

3. The Executive shall not at any time and for whatever reason endeavour (whether on his own account or for any other person, firm or company) to entice away any employee from the Company.

CITIRAYA INDUSTRIES LTD

Signed by: ______________________

Name: NG AH HUA

Designation: CEO cum Deputy Chairman

SEOW SIEW LAN

[signature]

Dated 24 June 2002

CITIRAYA INDUSTRIES LTD

as the Company

And

SEOW SIEW LAN

as the Executive

SERVICE AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

S:\JAT\Citiraya\Agreements\Service Agreement\Seow Siew Lan (20.06.02).doc





Citiraya Holdings (S) Pte Ltd

16 Tuas Sourth Street 2 Singapore 637786
Tel : 2644338 Fax : 8631373

TENANCY AGREEMENT

This AGREEMENT is made on the **15th day of January Two Thousand and One (2001)** between **CITIRAYA HOLDINGS (S) PTE LTD** (hereinafter called **"the Landlord"** which expression together where the context so admits shall include all persons having title under the Landlord) of the one part AND **CITIRAYA INDUSTRIES PTE LTD** (hereinafter called **"the Tenant"** which expression where the context so admits shall include the successors and permitted assigns of the Tenant) of the other part.

WHEREAS the Landlord is the registered proprietor of the demised premises situated at and known as **No. 16 Tuas South Street Singapore 637786** (hereinafter called **"the demised premises"**). The Landlord agrees to let the demised premises to the Tenant.

NOW IT IS HEREBY AGREED as follows :

1. The Landlord lets and the Tenant takes the demised premises for a term of **THREE (3)** years commencing from the **1st** day of **January 2001** to the **31st** day of December **2003** **yielding** and paying therefore the monthly rent of **Singapore Dollars Fifty Five Thousand only (S$55,000.00)** clear of all deductions such rent to be paid in advance on the 1st day of each calendar month.

2. THE TENANT HEREBY CONVENANTS WITH THE LANDLORD as follows :

   a. To pay the equivalent of ONE monthly rent as deposit and one monthly rent as advance upon the signing of this agreement. The deposit is to be held by the Landlord as security against the breach of any covenants or conditions of this agreement and such deposit shall be refundable at the end of the tenancy less deductions for damages caused by the negligence of the Tenant and of any breach of this agreement. Such deposit shall Not be used to set off any rent in arrears.

   b. To pay and discharge all payments and outgoings against all Public Utilities Board's charges for gas, water, electricity, water-borne fees and all telephone charges and to indemnify the Landlord against the same.

   c. To use and manage the demised premises therein in a careful manner and to keep the interior of the demised premises in good and tenantable repair and condition except normal fair wear and tear, damage by fire, lightning, explosion, riot, civil commotion and any other cause not arising out to the negligence of the Tenant save as aforesaid to replace items of window glass, locks, keys and other fixtures in upon belonging to the demised premises which are broken or damaged during the said term.

d. Not to make any alterations to structural or otherwise to the demised premised without the prior consent in writing of the Landlord such consent not to be unreasonably withheld.

e. Not to do or permit to be done upon the demised premises anything which may be unlawful or immoral or become a nuisance or annoyance to occupiers of adjoining or adjacent property.

f. To permit the Landlord or his agents with or without workmen and others at all reasonable times by prior appointment to enter upon the demised premises to examine the state and condition thereof and to execute repairs for which the Tenant is liable.

g. To use the demised premises for the purpose of an office and warehouse only and not to assign, sublet or otherwise part with possession of the demised premises or any part thereof without the written consent of the Landlord such consent not to be unreasonably withheld.

h. To permit persons with written authority from the Landlord or the Landlord's agents to view the demised premises for the purpose of taking a new tenant at reasonable times of the day during two (2) calendar months immediately preceding the termination of the tenancy.

i. Not to bring or store or permit to be brought or store on the demised premises or any part thereof any goods which are of a dangerous obnoxious inflammable or hazardous nature.

j. To be responsible for the replacement of electrical bulbs and tubes used in the Premises.

k. To comply and conform at all times and in all respects during the continuance of this agreement with the provisions of all laws, acts, enactments and ordinances and rules, regulations, by-laws, orders and notices made hereunder or made by other competent authority.

l. Not to do or permit to be done anything whereby the policy or policies of insurance in respect of the demised premises against damage by fire may become void or voidable or whereby the rate of premium thereon may be increased and to repay to the Landlord all sums paid by way of increased premiums and all expenses increased by them in or about any renewal of such policy or policies rendered necessary by a breach of this agreement.

m. Not to install additional electrical points or fixtures or fittings without the previous consent in writing of the Landlord such consent not to be unreasonably.

n. To peaceably and quietly at the expiration of the tenancy deliver up to the Landlord the demised premises in like condition as if the same were delivered to the Tenant at the commencement of this agreement, fair wear and tear and act of God excepted.

3. AND THE LANDLORD HEREBY AGREES WITH THE TENANT as follows :-

a. To pay all present and future rates, taxes, assessments and outgoings in respect of the demised premises other than those hereinbefore agreed to be paid by the Tenant.

b. To insure the demised premises against loss or damage by fire and to pay all necessary premiums punctually.

c. To keep the roof and exterior of the said demised premises and the main walls and structure and the main drains and sewerage pipes thereof in good tenantable repair throughout the term hereby created.

d. That the Tenant paying the rent hereby reserved and observing and performing the several covenants and stipulations on the Tenant's part herein contained shall peacefully and quietly hold and enjoy possession of the demised premises during the term hereby created without any interruption by the Landlord or any person or persons lawfully claiming under or in trust for the Landlord.

4. AND PROVIDED ALWAYS AND IT IS HEREBY AGREED as follows :

a. If the rent hereby reserved or any part thereof shall be unpaid for fourteen (14) days after becoming payable (whether formally demanded or not) OR if any covenants or stipulations on the Tenant's part herein contained shall not be performed or observed OR if at any time the Tenant shall become bankrupt or enter into any composition with his creditors or suffer any distress or execution to be levied on his own goods (or if the Tenant being a company shall go into liquidation either voluntarily save for the purpose of amalgamation or reconstruction or compulsorily) then and in any of the said cases it shall be lawful for the Landlord at any time thereafter to re-enter and re-possess the demised premises or any part thereof and thereupon this agreement shall absolutely cease and determine but without prejudice to the right of action of the Landlord in respect of any unpaid rent or any antecedent breach of any of the Tenant's covenants herein contained.

b. In the event the demised premises or any part thereof shall be destroyed or rendered unfit for use by fire, tempest, flood or other act of God, except where such act caused by the act or default of the Tenant whereby payment of the policy monies under any policy of insurance is refused during the term hereby created then and in such cases the rent hereby reserved or a fair and just proportion thereof according to the extent of the damage sustained shall cease and be suspended during and for so long as the demised premises or any part thereof shall remain unfit for use or occupation by reason of such destruction or damage.

c. In case the demised premises shall be destroyed or damaged as in the last sub-clause mentioned, the Landlord or the Tenant shall be at liberty by notice in writing to determine the tenancy hereby created and upon such notice being given the term hereby granted shall absolutely cease and determine but without prejudice to any right of action of either party In respect of any antecedent breach of this agreement by the other.

d. Any notice under this agreement shall be in writing and any notice required to be served upon the Tenant shall be sufficiently served if forwarded to the Tenant by registered post to the abovementioned address or to his last known place of business AND any notice required to be served upon the Landlord shall be sufficiently served if delivered to the Landlord directly or sent by registered post to its abovementioned address or to its last known place of business. Any notice sent by registered post shall be deemed to be given at the time when in due course of post it would be expected to be delivered to the address to which it was sent.

e. That the Landlord shall on the written request of the Tenant made two (2) months before the expiration of the term hereby created and if there shall not a the time of such request be any existing breach of non-observance of any of the covenants on the part of the Tenant hereinbefore contained grant the Tenant a further term of Three (3) years from the expiration of the said term herein at the prevailing market rent and upon the same terms and conditions save this clause for renewal.

f. The Landlord shall not be liable to the Tenant or the Tenant's servants, agents or other persons in the demised premises or persons calling upon the Tenant for any accidents happening, injury suffered, damaged to or loss of any chattel or property sustained on the demised premises.

IN WITNESS WHEREOF the parties hereto have hereunder set their hands the day and year first above written.

SIGNED by)
)
CITIRAYA HOLDINGS (S) PTE LTD)
)
in the presence of)
)

SIGNED by)
)
CITIRAYA INDUSTRIES PTE LTD)
)
in the presence of)
)

Dated 13 June 2002

(1) NG AH HUA

And

(2) CITIRAYA INDUSTRIES PTE LTD

SALE AND PURCHASE AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

THIS AGREEMENT is made on 13 June 2002

BETWEEN:

(1) NG AH HUA of 41 Begonia Drive, Singapore 809899 (hereinafter referred to as the "Vendor"); and

(2) CITIRAYA INDUSTRIES PTE LTD, a company incorporated under the laws of Singapore and having its registered address at 65 Tech Park Crescent, Singapore 637787 (hereinafter referred to as "Citiraya").

WHEREAS:

(A) The Vendor is the legal and beneficial owner of 4,500,000 ordinary shares of NT$10.00 each (hereinafter referred to as the "Citiraya (Taiwan) Shares") representing 22.5% of the issued and paid-up share capital of Citiraya Technology Inc., a company incorporated under the laws of Taiwan and having its registered office at No. 21-1, Chung Tan, Lung Shen Village, Chao Chiao Hsiang, Mioali-Hsien, Taiwan (hereinafter referred to as "Citiraya (Taiwan)").

(B) Citiraya intends to purchase and the Vendor intends to sell the Citiraya (Taiwan) Shares upon the terms and conditions set out in this Agreement.

IT IS HEREBY AGREED as follows:

1. SALE AND PURCHASE

The Vendor shall be deemed to have sold and Citiraya shall be deemed to have purchased all of the Citiraya (Taiwan) Shares with effect from 13 December 2001. The parties shall forthwith take all necessary steps to procure the registration or such other formalities which are necessary to vest the legal and beneficial titles to the Citiraya (Taiwan) Shares in Citiraya.

2. WARRANTIES

2.1 The Vendor hereby warrants to Citiraya that:

(a) he is the legal and beneficial owner of the Citiraya (Taiwan) Shares which he is transferring to Citiraya pursuant to Clause 1 above; and

(b) the Citiraya (Taiwan) Shares so held by him are all free and clear of any charge, lien or other encumbrance or other right, interest or equity of any third person over or in the same, save for any rights of pre-emption as may be applicable to the transfer of the Citiraya (Taiwan) Shares, which rights the Vendor hereby confirms such other third party to have expressly waived.

The said warranties shall be separate and independent and shall not be limited by anything in this Agreement. Save as aforesaid no other warranties or conditions whether express or implied, statutory or otherwise are given by the Vendor in relation to the sale and purchase of the Citiraya (Taiwan) Shares.

2.2 The warranties given hereunder or pursuant hereto shall not in any respect be extinguished or affected by the completion of the sale and purchase of the Citiraya (Taiwan) Shares.

3. CONSIDERATION

The aggregate consideration for the said sale and purchase of the Citiraya (Taiwan) Shares shall be the sum of NT$45,000,000, equivalent to S$2,330,000 (converted at an agreed exchange rate of NT$1.00 : S$0.0528).

4. EXPENSES

All expenses of the parties incidental to the preparation, execution and carrying into effect of this Agreement including legal fees shall be paid by Citiraya.

5. NOTICES

All notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by prepaid registered post or by facsimile addressed to the intended recipient thereof at its address set out in this Agreement (or to such other address or facsimile number as any party may from time to time notify the other). Any such notice, demand or communication shall be deemed to have been duly served (if given or made by facsimile) immediately or (if delivered personally or given or made by letter) two days after posting and in proving the same it shall be sufficient to show that the envelope containing the same was duly addressed, stamped and posted.

Ng Ah Hua : 41 Begonia Drive
Singapore 809899

Citiraya : 65 Tech Park Crescent
Singapore 637787

Telephone : 6264 4338
Facsimile No : 6266 6731

6. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of the Republic of Singapore. The parties irrevocably submit for all purposes of or in connection with any matter or issue relating to this Agreement to the jurisdiction of the courts of Singapore.

IN WITNESS WHEREOF this Agreement has been entered into on the date first above written.

NG AH HUA

NG TECK LEE
Director
for and on behalf of
CITIRAYA INDUSTRIES PTE LTD

Dated 13 June 2002

(1) NG AH HUA

And

(2) CITIRAYA INDUSTRIES PTE LTD

SALE AND PURCHASE AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

JAT/LLJ/2011588/CITIPL
JAT30-A



United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 Fax (65) 5342334
www.uobgroup.com

03 JAN 23 AM 7:21

Private and Confidential

15th July 2002

Citiraya Industries Ltd
65 Tech Park Crescent
Singapore 637787

Attention: Mr Ng Ah Hua Raymond (CEO) / Ms Seow Siew Lan (Executive Director)

Dear Sirs

INITIAL PUBLIC OFFERING OF CITIRAYA INDUSTRIES LTD (the "COMPANY" or "CITIRAYA")

1. United Overseas Bank Limited ("UOB") and Citiraya have agreed that all application moneys to be received by the Company in respect of successful applications (including successfully balloted applications which are subsequently rejected) (the "Funds") will be deposited in a separate non-interest bearing account designated as "CITIRAYA INDUSTRIES SHARE ISSUE ACCOUNT" to be opened with UOB New Bridge Road Branch at 1 Park Road, #01-01/02 People's Park Complex Singapore 059108 ("Receiving Bank")

2. UOB hereby agrees with the Company that the Company will be entitled to a 50.0 per cent share any of the net revenue in excess of $100,000 earned by UOB from the deployment of the Funds.

3. In this letter, the term "net revenue" shall mean all moneys that may be received by UOB from the deployment of the Funds, or any part thereof in the inter-bank market (which deployment shall be in such manner as UOB in its absolute discretion deems fit) after the deduction of such expenses, costs including any advertising for the new issue share financing scheme incurred by UOB to promote the issue and other charges that may be incurred by UOB in connection with such deployment.

4. Any refund of all or part of the application moneys to unsuccessful or partially successful applicants will be made without any interest or any share of such net revenue or any benefit arising therefrom.

5. Please confirm your agreement to and acceptance of the above arrangement by signing and returning to us the duplicate copy of this letter.

Yours faithfully

Ronald Lim
Senior Vice President



CONFIRMATION OF ACCEPTANCE

We confirm our acceptance of the above arrangements with regards to the appointment of UOB as a Receiving Bank.

For and on behalf of
CITIRAYA INDUSTRIES LTD

Name: S. L. SEOW
Designation: Executive Director
Date: 15/07/02

Dated 16 July **2002**

CITIRAYA INDUSTRIES LTD

And

THE CENTRAL DEPOSITORY (PTE) LTD

DEPOSITORY AGREEMENT

011096/MBNL

DEPOSITORY AGREEMENT

THIS AGREEMENT is made the 16th day of July 2002.

BETWEEN:-

(1) CITIRAYA INDUSTRIES LTD, a company incorporated in Singapore and having its registered office at 65 Tech Park Crescent, Singapore 637787 (the "Company"); and

(2) THE CENTRAL DEPOSITORY (PTE) LIMITED, a company incorporated in Singapore and having its registered office at 2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804 (the "Depository").

WHEREAS:-

(A) The Company desires to seek a listing and quotation of its Securities (as hereinafter defined) on the Singapore Exchange Securities Trading Limited (the "Stock Exchange").

(B) On or before the listing of the Securities on the Stock Exchange, the Securities are to be deposited with the Depository in order for transactions in the Securities executed on the Stock Exchange to be cleared and settled on a book-entry basis through the CDP System.

(C) The Depository has agreed with the Company to act as depository for all or any of the Securities of the Company on the terms and conditions hereinafter appearing.

NOW IT IS HEREBY AGREED as follows:-

1. DEFINITIONS

1.1 In this Agreement, unless there is something in the subject or context inconsistent therewith:-

"CDP Rules"	means the Central Depository Rules and Procedures made by the Depository pursuant to its Articles of Association (as the same may be amended or supplemented by the Depository from time to time);
"CDP System"	means the computerised system operated by the Depository, whereby in accordance with the Securities Account Conditions and the CDP Rules, Securities Accounts are maintained by the Depositors with the Depository and (inter alia) transfers of Deposited Securities are effected electronically between the Securities Accounts of the Depositors;
"Deposited Securities"	as of any time means the Securities at such time deposited with the Depository and registered in the name of the Depository or its nominee;
"Depositors"	as of any time means persons having at such time Deposited Securities standing to the credit of their Securities Accounts;
"Depository Agent"	means a corporation authorised by the Depository to maintain Sub-Accounts;
"Securities"	means the securities referred to in the Schedule to this Agreement and such other securities issued or to be issued by the Company and designated by the Stock Exchange to be eligible for deposit with the Depository and for clearance and book-entry settlement of transactions executed on the Stock Exchange;
"Securities Account"	means the securities accounts of the Depositors maintained with the Depository;
"Securities Account Conditions"	means the terms and conditions for the operation of Securities Accounts with the Depository and any other terms and conditions issued thereunder to

	provide for the special features of the Deposited Securities (as any of them may from time to time be amended by the Depository);
"Stock Exchange"	means the Singapore Exchange Securities Trading Limited;
"Sub-Accounts"	means the securities sub-accounts maintained by each Depository Agent in respect of Deposited Securities held for its own account and for the account of its clients;
"Record Date"	means the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of the Securities.

1.2 Words importing the singular number include the plural number and vice versa and reference to the male gender shall include the female and neuter genders.

1.3 Headings are provided for ease of reference only and shall not affect the interpretation or construction of this Agreement.

1.4 References to Clauses and Appendices shall, unless otherwise identified, refer to the clauses of, and Appendices to, this Agreement.

2. THE DEPOSITORY

2.1 The Depository hereby agrees to act as depository and to have all or any of the Deposited Securities registered in the name of the Depository or its nominee and the Company hereby agrees that the Depository shall act as depository for the Deposited Securities on the following terms and conditions.

2.2 The Company shall deliver the Securities registered in the name of the Depository or its nominee for deposit with the Depository upon issue or within such time as may be agreed.

3. CASH DISTRIBUTIONS

3.1 Whenever the Company makes any payment of any cash dividend or other cash distribution in respect of the Securities, insofar as such payments are to be made in respect of the Deposited Securities as at the Record Date, the Company shall, by 10.00 a.m. on the dividend payment date, deliver to the Depository the full amount payable

in respect of the Deposited Securities (subject to clause 3.2 hereof) by way of telegraphic transfer to the Depository's bank account notified by the Depository to the Company from time to time. All costs and expenses payable in connection with the transfer of funds to the Depository's bank account shall be paid by the Company.

3.2 The Company shall be responsible for ensuring that all necessary deductions for the purpose of complying with any withholding tax requirements (if any) are made from the cash dividend or other cash distribution payable in respect of the Deposited Securities before paying such amount to the Depository for distribution to the Depositors.

4. DISTRIBUTION OF BONUS SECURITIES

4.1 Whenever the Company makes any distributions in the form of bonus Securities, the Company shall issue certificates for such bonus Securities to be issued in respect of the Deposited Securities as at the Record Date in such denominations as the Depository may direct.

5. RIGHTS ISSUE

5.1 Whenever the Company makes any offer or invitation to the holders of Securities to subscribe for additional securities ("Rights Offer"), insofar as such rights shall accrue in respect of the Deposited Securities as at the Record Date, the Company shall at the same time make arrangements with the Depository for the printing and despatch of such documents as the Depository may reasonably require in order to inform the Depositors of the Rights Offer and to enable them to subscribe for the same. The Company shall ensure that such documents shall comply with all relevant laws applicable to the Rights Offer.

5.2 The Company shall issue to the Depository certificates for such additional Securities arising from the subscription of the Rights Offer in such denominations as the Depository may direct.

6. DISTRIBUTION OTHER THAN IN CASH

6.1 Whenever the Company makes any distribution in the form of other securities or property other than cash in respect of the Securities, insofar as such distributions are to be made in respect of the Deposited Securities as at the Record Date, the Company shall at the same time, for and on behalf of and in accordance with the reasonable directions of the Depository, prepare and make arrangements with the Depository for the despatch of such documents and take all such actions as are reasonably requested by the Depository for the purpose of distributing such securities or other property to the Depositors.

7. VOTING RIGHTS

7.1 The Company shall make arrangements for the preparation, issue and despatch of all proxy appointments and voting instruction forms to allow any of the Depositors or their nominees to attend and vote at any general meeting of the Company or meeting of holders of the class or classes of Securities (as the case may be))(the "General Meeting").

8. NOTICES TO HOLDERS OF SECURITIES

8.1 Whenever the Company (or any adviser on its behalf) sends any notice, report, document or circular to the holders of Securities, it shall at the same time, in respect of the Deposited Securities, arrange for the printing and despatch of such notice, report, document or circular to be given by the Depository to the Depositors, in such form and manner as the Depository may reasonably require.

9. UNDERTAKINGS BY COMPANY

9.1 The Company hereby undertakes with the Depository that it shall:-

(i) concurrently extend to the Depository a copy of any notice it gives to the Stock Exchange of the Company's intention to make any payment or distribution referred to in clauses 3, 4, 5 or 6 of this Agreement;

(ii) extend to the Depository a copy of all notices, reports, documents or circulars to be sent by it to holders of Securities;

(iii) at all times maintain a Share Registrar with an office in Singapore;

(iv) give to the Depository such information as the Depository may reasonably require from time to time for the purpose of the discharge of its duties to the Depositors;

(v) subject to the approvals of the Stock Exchange, the shareholders of the Company in general meeting and such other regulatory authorities which may be necessary, make such changes as the Depository may require from time to time to its Articles of Association to comply with the CDP Rules;

(vi) at all times abide by and be bound by, in so far as it relates to the obligations of an issuer of securities, the CDP Rules, the Securities Account Conditions and (if applicable) the terms and conditions for the Depository to act as a depository for Warrants (as therein defined) and Loan Stock (as therein defined), as the same may be amended by the Depository from time to time.

12. CLEARING, SETTLEMENT AND TRANSFER PROCEDURES

12.1 The Company agrees to abide by such procedures as may be established by the Depository from time to time for the clearing and settlement of trades in the Securities in the CDP System.

12.2 Unless otherwise agreed in writing, the Depository shall not be obliged to ensure that the Depositors comply with the ownership or transfer restrictions (if any) governing the issue, offering, sale or resale, pledge or other transfer of the Deposited Securities.

13. INDEMNITY AND EXCLUSION OF LIABILITY

13.1 The Company shall indemnify the Depository against any losses, liabilities, costs, claims, actions and demands (collectively "Claims" and each "a Claim") which it may incur or which may be made against it or any person appointed by it:

(i) as a result of the exercise or non-exercise of the powers, duties, discretions and authorities hereunder other than a Claim resulting from the default, negligence or bad faith of the Depository or that of its directors, officers, employees or agents; or

(ii) as a result of or in connection with any liability imposed on the Depository by the Company as a registered holder of the Deposited Securities, whether such liability is contained under the Company's Memorandum and Articles of Association, or any deed poll or trust deed constituting any of the Deposited Securities or otherwise in any terms and conditions to which the issue of any of the Deposited Securities is subject or as a result of any transfer of Deposited Securities pursuant to the exercise by the Company of any right of compulsory sale of securities; or

(iii) as a result of any act, omission, neglect or default of the Company in the discharge of its obligations, as contained in the Securities Account Conditions and under this Agreement, to the Depositor in respect of his Deposited Securities.

13.2 The Depository shall indemnify the Company against any Claims which it may incur or which may be made against it by a Depositor as a result of any act, omission, neglect or default of the Depository in the discharge of its obligations, as contained in the Securities Account Conditions, to the Depositor in respect of his Deposited Securities.

13.3 Notwithstanding clause 13.1 and clause 13.2 :

(i) the Depository shall not be liable to the Company for any loss of profits, goodwill or any type of special, indirect or consequential loss; and

(ii) the Company shall not be liable to the Depository :

(a) for any loss of profits, goodwill or any type of special, indirect or consequential loss; or

(b) for any Claims incurred by the Depository or which may be made against the Depository or any person appointed by it by the Depositors in respect of the operation of the Securities Account and in respect of the deposits, withdrawals or transfers of Deposited Securities in the CDP System, except where such deposits, withdrawals or transfers of Deposited Securities in the CDP System are in accordance with any instructions given by the Company to the Depository.

14. TERM

14.1 This Agreement shall take effect as from the date the Securities are registered in the name of the Depository or its nominee and shall continue to be in force for so long as any of the Securities shall remain listed or quoted on the Stock Exchange. Provided that as long as the Securities shall remain registered in the name of the Depository or its nominee, the provisions of clause 13 hereof shall survive the termination of this Agreement and shall continue to apply until the Securities are transferred out of the name of the Depository or its nominee.

15. SUPPLEMENTAL AGREEMENT

15.1 In the event of any change in the provisions of the applicable laws, requirements or practice of the Stock Exchange or any change in the CDP Rules which, in the sole opinion of the Depository, may have a bearing on the provisions of this Agreement, the Company hereby agrees to enter into such supplemental agreement as may be necessary to reflect such change, in such form as the Depository may determine.

16. NOTICES

16.1 Any notice or other communication under or in connection with this Agreement shall be in writing and shall be addressed to the respective parties hereto to the following addresses and numbers:-

(a) If to the Company, to:

Address	:	65 Tech Park Crescent Singapore 637787
Tel	:	6264 4338
Fax	:	6863 1373
Telex	:	-
Attention	:	Mr Ng Ah Hua

(b) If to the CDP, to:

Address	:	THE CENTRAL DEPOSITORY (PTE) LTD 20 Cecil Street #06-03/08 Singapore Exchange Singapore 049705
Tel	:	65-535-7511
Fax	:	65-535-0775
Telex	:	RS 25441
Attention	:	Vice President, CDP

16.2 Such notice shall be delivered by hand, by post, by telex , by fax or by other electronic means and shall be deemed to have been duly received on the same day if delivered by hand or by other electronic means, upon despatch if delivered by telex or by fax or when in the ordinary course of post it would be received, if delivered by post.

16.3 Any party may by seven days' notice served in accordance with this clause 16 change the address or telex or fax number for service referred to in clause 16.1 above.

17. SEVERABILITY

17.1 If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, the same shall not affect or impair:

(i) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(ii) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

18. COUNTERPARTS

18.1 This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument and shall be enforceable against the party or parties which shall have executed it.

19. GOVERNING LAW

19.1 This Agreement shall be governed by and construed in accordance with the laws of the Republic of Singapore.

19.2 The parties agree that the courts of Singapore are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that, accordingly, any legal action or proceeding arising out of or in connection with this Agreement ("Proceedings") may be brought in those courts and the parties irrevocably submit to the jurisdiction of those courts.

19.3 Nothing in this clause shall limit the right of any party to take Proceedings against the other or others in any other of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude any party from taking Proceedings in any other jurisdiction, whether concurrently or not.

IN WITNESS WHEREOF this Agreement has been entered into the day and year first above written

SIGNED for and on behalf of)
CITIRAYA INDUSTRIES LTD) Name : NG AH HUA
) Designation : CEO cum Deputy Chairman

SIGNED for and on behalf of)
THE CENTRAL DEPOSITORY (PTE) LIMITED) Name : Chew Hong Gian
) Designation : Senior Vice President

SCHEDULE

Description of Securities

550,000,000 issued and paid-up ordinary shares of S$0.025 each in the capital of Citiraya Industries Ltd

S:\JAT\Citiraya\CDP Despository Agt.doc

Dated 17 July 2002

(1) CITIRAYA INDUSTRIES LTD

(2) The Vendors whose names and addresses are set out in Schedule 1 hereto (hereinafter collectively called the "Vendors" and each individually a "Vendor")

(3) SBI E2-CAPITAL PTE LTD

And

(4) The Underwriters whose names and addresses are set out in Schedule 2 hereto (hereinafter collectively called the "Underwriters" and each individually an "Underwriter")

MANAGEMENT AND UNDERWRITING AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

TABLE OF CONTENTS

THIS AGREEMENT is made on 17 July 2002

BETWEEN:

(1) CITIRAYA INDUSTRIES LTD, a company incorporated in Singapore and having its registered office at No. 65 Tech Park Crescent Singapore 637787 (hereinafter called the "Company");

(2) THE VENDORS whose names and addresses are set out in Schedule 1 hereto (hereinafter collectively called the "Vendors" and each individually a "Vendor");

(3) SBI E2-CAPITAL PTE LTD, a company incorporated in Singapore and having its registered office at 5 Shenton Way #09-07, UIC Building, Singapore 068808 (hereinafter called the "Manager"); and

(4) THE UNDERWRITERS whose names and addresses are set out in Schedule 2 hereto (hereinafter collectively called the "Underwriters" and each individually an "Underwriter").

WHEREAS:

(A) The Company was incorporated in Singapore on 28 November 1992 as a private limited company in Singapore under the Singapore Companies Act (Chapter 50), was converted on 14 June 2002 into a public limited company, and has at the date of this Agreement an authorised share capital of $50,000,000 divided into 2,000,000,000 shares of $0.025 each, of which 440,000,000 shares have been issued and are fully paid.

(B) Pursuant to an ordinary resolution passed on 13 June 2002, the Company proposes to invite applications from the public to subscribe for the New Offer Shares (as hereinafter defined) and to offer for subscription the New Placement Shares (as hereinafter defined) by way of private placement, at the relevant prices and on the terms set out in the Prospectus (as hereinafter defined).

(C) The Vendors are collectively the legal and beneficial owners of 28,800,000 shares of S$0.025 each in the share capital of the Company, credited as fully paid and the Vendors propose to invite applications from the public to purchase the Vendor Offer Shares (as hereinafter defined) and offer for purchase by way of private placement the Vendor Placement Shares (as hereinafter defined) at the relevant prices and on the terms set out in the Prospectus (as hereinafter defined).

(D) The Company has obtained the approval-in-principle of the SGX-ST (as hereinafter defined) for the admission of all of its issued ordinary shares, including the New Shares to the Official List of the Singapore Exchange Securities Trading Limited.

(E) The Company and the Vendors have requested the Manager to manage the Invitation (as hereinafter defined) on their behalf and the Underwriters to subscribe for or purchase or to procure the subscription for or purchase of, as the case may be, the Offer Shares (as hereinafter defined) not otherwise subscribed for or purchased, as the case may be, pursuant to the Invitation, and the Manager and the Underwriters have respectively agreed to do so in the manner and upon the terms and subject to the conditions hereinafter appearing.

NOW IT IS HEREBY AGREED as follows:

1. DEFINITIONS

1.1 In this Agreement, unless the context otherwise requires, the following words or expressions shall have the following meanings respectively:

"Application Form" means the application form for the Offer Shares and the Placement Shares respectively to be issued together with the Prospectus in the agreed form;

"Closing Date" means the date stated in the Prospectus as the date of the closing of the application list for the Offer Shares and Placement Shares being a date not later than 29 July 2002 or such other date as the Company, the Vendors, the Manager and the Underwriters may mutually agree;

"Companies Act" means the Singapore Companies Act (Chapter 50);

"Depository" means The Central Depository (Pte) Limited;

"Dollar" and the symbol "$" both mean the lawful currency of the Republic of Singapore;

"Electronic Share Application" means an application for the Offer Shares through an automated teller machine of any of the Participating Banks or through Internet Banking web-site screens of DBS and UOB in accordance with the terms and conditions set out in the Prospectus;

"Group" means the Company and its Subsidiaries;

"Invitation" means

(a) the invitation by the Company to the public to subscribe for the New Offer Shares and the placement by the Company of the New Placement Shares; and

(b) the invitation by the Vendors to the public to purchase the Vendor Offer Shares and the placement by the Vendors of the Vendor Placement Shares;

both on and subject to the terms and conditions set out in the Prospectus;

"Invitation Shares" means the New Shares and the Vendor Shares;

"Market Day" has the meaning ascribed to it in the Listing Manual of the SGX-ST;

"New Offer Shares" means the 11,000,000 New Shares for which the Company will invite applications to subscribe from the public;

"New Placement Shares" means the 99,000,000 New Shares (including the 13,880,000 Reserved Shares) for which the Company will invite applications to subscribe by way of private placement;

"New Shares" means the 110,000,000 new ordinary shares of $0.025 each in the share capital of the Company, comprising the New Offer Shares and the New Placement Shares, for which the Company will invite applications to subscribe from the public and by way of private placement respectively on the terms of the Prospectus;

"Offer Price" means the price of $0.25 for each Invitation Share;

"Offer Shares" means the New Offer Shares and the Vendor Offer Shares, totalling 138,800,000 ordinary shares of $0.025 each in the share capital of the Company, for which the Company and the Vendors will invite applications from the public to subscribe or purchase, as the case may be, on the terms of the Prospectus;

"Participating Banks" means The Development Bank of Singapore Ltd ("DBS" including its POSBank Services division); Oversea-Chinese Banking Corporation Limited and its subsidiary, Bank of Singapore Limited; and United Overseas Bank Limited ("UOB") (including Overseas Union Bank) and its subsidiaries, Far Eastern Bank Limited and Industrial & Commercial Bank Limited;

"Placement Shares" means the New Placement Shares and the Vendor Placement Shares, totalling 124,920,000 ordinary shares of $0.025 each in the share capital of the Company, for which the Company and the Vendors will invite applications to subscribe or purchase, as the case may be, by way of private placement, on the terms of the Placement Agreement dated 17 July 2002 entered into between (1) the Company, (2) the Vendors, (3) the Underwriters, (4) SBI E2-Capital Securities Limited, (5) UOB Kay Hian Private Limited, (6) Kim Eng Ong Asia Securities Pte Ltd and (7) Lim & Tan Securities Pte Ltd;

"Priority Applicants" means the directors, management, employees, business associates and those who have contributed to the success of the Group;

"Prospectus" means the prospectus relating to the Invitation in the agreed form and includes the Application Form and the form and text of the Electronic Share Application in the agreed form;

"Registrar" means the Registrar of Companies and Businesses in Singapore;

"Relevant Proportion" means the proportion which (in the case of the Company) the total number of New Offer Shares or (in the case of the Vendors) such total number of Vendor Offer Shares as is specified against his/her name in Schedule 1 bears to the total number of Offer Shares;

"Reserved Shares" means up to 13,880,000 of the Placement Shares to be offered to the Priority Applicants pursuant to the Invitation at the Offer Price;

"SGX-ST" means Singapore Exchange Securities Trading Limited;

"Subsidiaries" has the meaning ascribed to it in Section 5 of the Companies Act;

"Underwriters" includes their successors-in-title;

"Underwriting Commitment" means in relation to any Underwriter the number of Offer Shares whose subscription or purchase, as the case may be, it has agreed to underwrite pursuant to Clause 5.1 hereof;

"Vendor Offer Shares" means the 2,880,000 Vendor Shares for which the Vendors will invite applications from the public to purchase;

"Vendor Placement Shares" means the 25,920,000 Vendor Shares for which the Vendors will invite applications to purchase by way of private placement; and

"Vendor Shares" means the Vendor Offer Shares and the Vendor Placement Shares, totalling 28,800,000 ordinary shares of $0.025 each in the share capital of the Company, for which the Vendors will invite applications to purchase from the public or by way of private placement, as the case may be.

1.2 Any reference to a document being "in the agreed form" means in the form of the proof or draft thereof signed for identification on behalf of the Company, the Vendors, the Manager and the Underwriters with such alterations (if any) as may be agreed between the Company, the Vendors, the Manager and the Underwriters and/or as may be required by the SGX-ST.

1.3 The words "hereof", "hereto", "herein", "hereon", "hereunder" and words of similar import, when used in this Agreement shall unless the context otherwise requires refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.4 Any reference to a statutory provision shall mean such provision and any regulation made in pursuance thereof as the same may from time to time be modified or re-enacted whether before or after the date of this Agreement, to the extent that such modification or re-enactment applies or is capable of applying, to any transaction hereby entered into, and (so far as liability thereunder may exist or can arise) shall also include any past statutory provision or regulation (as from time to time modified or re-enacted) which such provision or regulation directly or indirectly replaced.

1.5 References to "Recitals", "Clauses" and "Schedules" are to recitals and clauses of and schedules to this Agreement.

1.6 Words denoting the singular number include the plural number and vice versa; words denoting any gender include all genders; and words denoting individuals include corporations and vice versa.

1.7 The table of contents and the headings to the Clauses shall not be deemed to be a part of this Agreement or be taken into consideration in the interpretation or construction hereof.

2. THE INVITATION

2.1 Subject to the terms and conditions of this Agreement:

(a) the Company hereby agrees and undertakes to invite from the public applications to subscribe for the New Offer Shares at the Offer Price on the terms set out in this Agreement and the Prospectus;

(b) each of the Vendors hereby agrees and undertakes to invite from the public applications to purchase the number of Vendor Offer Shares at the Offer Price specified against his name in Schedule 1 on the terms set out in this Agreement and the Prospectus; and

(c) the Company and the Vendors hereby irrevocably appoint the Manager and the Underwriters, and the Manager hereby agrees and undertakes to manage the Invitation and the Underwriters hereby agree to subscribe and/or purchase or procure subscribers and/or purchasers as the case may be, for the Offer Shares.

2.2 Each of the Company and the Vendors agree, subject to the terms and conditions of the Prospectus, to:

(a) invite the public to subscribe or purchase, as the case may be, not less than 13,880,000 Offer Shares at the Offer Price for each Offer Share in the Relevant Proportion respectively; and

(b) invite the Priority Applicants to subscribe or purchase, as the case may be, not more than 13,880,000 Reserved Shares at the Offer Price for each Reserved Share in the Relevant Proportion.

2.3 The Company and the Vendors hereby authorise and direct the Manager to do all such acts and things as it may deem necessary or advisable for or in connection with the Invitation and in particular (but without prejudice to the foregoing and the other provisions of this Agreement):

(a) to invite from the public, on behalf of the Company or the Vendors, as the case may be, applications to subscribe or purchase, as the case may be, the Offer Shares, on the terms set out in this Agreement and the Prospectus;

(b) to send copies of the Prospectus to such persons as it may in its discretion deem fit;

(c) to accept or reject any application for the Offer Shares or any of them as it may deem fit; and

(d) to allocate any of the Offer Shares to any applicant for the same and in such amount as it may in its discretion deem fit, subject to the terms of the Prospectus and to compliance with the requirements of the SGX-ST.

3. THE OFFER SHARES

3.1 The Company hereby covenants that all necessary approvals for the issue and offering pursuant to the Invitation of the Offer Shares have been obtained, that such issue is not subject to any pre-emptive rights, and that (without being liable for any acts or omissions of the Vendors) such shares when issued and fully paid shall be free from and clear of all and any charges, liens or other encumbrances whatsoever and with all rights attached thereto and will rank in all respects pari passu with the existing issued ordinary shares of $0.025 each of the Company.

3.2 Each of the Vendors hereby covenants that the number of Vendor Offer Shares as are specified against his/her name in Schedule 1 will when transferred pursuant to Clause 3.3 below be free from and clear of all and any charges, liens or other encumbrances whatsoever, with all rights attached thereto and will rank in all respects pari passu with the existing issued ordinary shares of $0.025 each in the capital of the Company.

3.3 Each of the Vendors hereby agrees with and undertakes to the Company and to the Manager and/or the Underwriters to deliver to the Company duly signed transfer forms together with the relevant share certificates in respect of the number of Vendor Shares as are specified against his/her name in Schedule 1 in favour of the Depository for the account of successful applicants or the Underwriters or such other persons as the Underwriters may direct in accordance with Clauses 5.4 and 5.6 hereof within five (5) Market Days of the Closing Date or such later date as the Company, the Vendors and the Manager on behalf of the Underwriters may mutually agree.

3.4 The Company hereby agrees with and undertakes to the Manager and the Underwriters as follows:

(a) that in respect of Vendor Shares, subject to its receipt of the duly executed transfers forms and share certificates in respect of the Vendor Shares from the Vendors in accordance with Clause 3.3 hereof, to deliver or procure the delivery to the Depository of the said share certificate(s) within five (5) Market Days of the Closing Date and

do all such acts or things as may be required by the memorandum and articles of association of the Company and all applicable laws, regulations, rules and directives in Singapore or elsewhere or may otherwise be necessary or desirable in connection with or in relation to the transfer of the Vendor Shares;

(b) to allot to, and register the share certificates relating to the New Shares in the name of the Depository for the account of the successful applicants or the Underwriters or such other persons as the Underwriters may direct in accordance with Clauses 5.4 and 5.6 hereof and deliver or procure the delivery to the Depository of the said share certificate(s) within five(5) Market Days of the Closing Date and do all such acts of things as may be required by the memorandum and articles of association of the Company and all applicable laws, regulations, rules and directives in Singapore or elsewhere or may otherwise be necessary or desirable in connection with or in relation to the allotment of the New Shares;

(c) that the Company will otherwise comply with all applicable requirements and procedures of the SGX-ST and of the Depository relating to the allotment, issue or deposit of the Offer Shares or the Invitation.

4. THE SHARE REGISTRAR AND OVER-SUBSCRIPTION

4.1 The Company and the Vendors shall in consultation with the Manager procure that the share registrar referred to in the Prospectus shall do all such acts and things as may be required to be done by them in connection with the allotment, issue or deposit of the Invitation Shares or the Invitation.

4.2 In the event that the number of shares applied for by members of the public exceeds the total number of Offer Shares, the Manager shall on behalf of the Company and the Vendors arrange for the balloting of the applications for the Offer Shares, and the basis and manner of balloting to be adopted by the Manager in so doing shall, subject to compliance with the requirements of the SGX-ST, be decided by the Company and the Vendors after consultation with the Manager and the SGX-ST.

4.3 In the event of an under-subscription for the Offer Shares, that number of Offer Shares representing the number of Offer Shares under-subscribed shall be made available to satisfy excess application(s) for Placement Shares at the Offer Price if there is an over-subscription for Placement Shares.

4.4 In the event of an under-subscription for the Placement Shares, that number of Placement Shares representing the number of Placement Shares under-subscribed shall be made available to satisfy excess application(s) for Offer Shares at the Offer Price if there is an over-subscription for Offer Shares.

5. UNDERWRITING OBLIGATIONS

5.1 Each Underwriter hereby agrees, subject to the terms and conditions herein contained, to underwrite the subscription for or purchase of, as the case may be, or procure the subscription for or purchase of, as the case may be, and payment for, such number of Offer Shares as are set out against its name in Schedule 3 at the Offer Price for each Offer Share, and the liability of each Underwriter to the Company and the Vendors in respect of its obligations to underwrite the Offer Shares shall accordingly be limited to that same portion of the total Offer Price of all the Offer Shares.

5.2 Subject to the terms and conditions of this Agreement, each Underwriter hereby agrees that if by 12.00 noon (Singapore time) on the Closing Date, valid applications made and accompanied by payment in full shall not have been received by or on behalf of the Company and/or the Vendors for all of the Offer Shares, then it shall be bound to subscribe or purchase, or procure subscribers for or purchasers of the Offer Shares not so subscribed or purchased in the proportion which its Underwriting Commitment bears to the total number of Offer Shares, at the Offer Price for each Offer Share.

5.3 The Manager shall as soon as practicable and in any event not later than 12.00 noon on the Market Day immediately following the Closing Date give notice in writing (the "First Notice") to each Underwriter of the number of Offer Shares required to be taken up by the Underwriters under Clause 5.2, if any, and such notice shall state the number of Offer Shares for which valid applications made and accompanied by a payment in full have been received by or on behalf of the Company and/or the Vendors.

5.4 Upon receipt of the First Notice pursuant to Clause 5.3 hereof, each Underwriter shall within three (3) Market Days after the receipt of the said notice deliver to the Company and the Vendors, valid application(s) made on duly completed Application Form(s) for the number of the Offer Shares referred to in the said notice which it is required to take up pursuant to Clause 5.2 hereof (and specifying the names of the subscribers and purchasers and the number of Offer Shares to be subscribed for or purchased by each of them), together with a remittance for the aggregate Offer Price of such Offer Shares, less the amounts payable to it under Clauses 7 and 14 respectively, such application to be deemed to be made on the terms and conditions of this Agreement and the Prospectus.

5.5 If at any time prior to 12.00 noon (Singapore time) on the day falling seven (7) Market Days after the Closing Date, it shall become apparent that any application for the Offer Shares that was previously counted as a valid application is not in fact a valid application by reason of the relevant Application Form(s) not having been duly completed or the relevant Electronic Share Application not having been duly effected or payment in full for the relevant Offer Shares not having been received or any other reason whatsoever, and resulting in a shortfall or, as the case may be, increase in the shortfall of valid applications made and accompanied by payment in full being received by or on behalf of the Company and/or the Vendors for all the Offer Shares, the Manager shall as soon as practicable thereafter and in any event not later than 12.00 noon (Singapore time) on the day falling seven (7) Market Days after the Closing Date, give a notice in writing (the "Subsequent Notice") to each Underwriter of the number or, as the case may be, the increased number of, Offer Shares required to be taken up by it under Clause 5.2 hereof and such notice shall state the number of Offer Shares in respect of which valid applications were previously counted but

which are not in fact the subject of valid applications (having taken into consideration the valid applications held in reserve) as aforesaid.

5.6 Upon receipt of the Subsequent Notice, each Underwriter shall not later than 4.00 pm (Singapore time) on the Market Day following the receipt of the Subsequent Notice, deliver to the Company and the Vendors, application(s) made on duly completed Application Form(s) for the number of the Offer Shares referred to in the Subsequent Notice which it is required to take up pursuant to Clause 5.2 (and specifying the names of the subscribers and/or purchasers and the number of Offer Shares to be subscribed or purchased by each of them), together with a remittance for the aggregate Offer Price of such Offer Shares, less the amounts payable to it under Clauses 7 and 14 respectively, such application to be deemed to be made on the terms and conditions of this Agreement and the Prospectus.

5.7 The Company shall within ten (10) Market Days from the Closing Date allot and issue such number of the Offer Shares for which application(s) have been made pursuant to Clause 5.4 and/or Clause 5.6 to the Depository in accordance with Clause 3.4(a), for the account of the Underwriters or such other persons as the Underwriters may direct, free from and clear of all charges, liens and other encumbrances whatsoever, and the Company shall as soon as practicable thereafter notify the Depository of the number of Offer Shares so allotted and issued to it for the account of the Underwriters or to its order as aforesaid.

5.8 In default of the Underwriters delivering any application(s) required to be delivered pursuant to Clause 5.4 and/or Clause 5.6, the Company and the Vendors are hereby irrevocably authorised to treat this Agreement as an application by such defaulting Underwriter for the number of Offer Shares it is required to take up under this Clause 5, and to allot and issue the same to the Depository for the account of such defaulting Underwriter on the terms and conditions contained herein and in the Prospectus, and such defaulting Underwriter shall be liable on such allotment and issue to make full payment of the aggregate Offer Price of such Offer Shares less the amounts payable to it under Clauses 7 and 14 respectively.

5.9 Subject to the terms and conditions of this Agreement, no application for the Offer Shares shall be valid unless (a) a duly completed Application Form or (b) a valid application by way of Electronic Share Application through any of the Participating Banks, and in each case accompanied by payment in full, has been received in accordance with the terms and conditions of the Prospectus by no later than 12.00 noon (Singapore time) on the Closing Date. The Company and the Vendors agree that all valid applications will be accepted before the Underwriters are called to perform their obligations under this Clause 5.

5.10 Without prejudice to the provisions of Clauses 5.5 and 5.6, the Company and the Vendors hereby agree that if by 12.00 noon (Singapore time) on the Closing Date, valid applications made and accompanied by payment in full of the amounts payable in respect of such applications have been received by or on behalf of the Company and the Vendors for all of the Offer Shares, then the obligations of the Underwriters under this Clause 5 shall cease.

5.11 For the avoidance of all doubt it is hereby declared that the rights and liabilities of the Underwriters hereunder are several, and that none of the Underwriters shall be responsible for the obligations of any other Underwriter, and that the failure of an Underwriter to perform its obligations hereunder shall not release any other Underwriter from its obligations hereunder.

6. SUB-UNDERWRITING

6.1 Each Underwriter shall be at liberty to enter into sub-underwriting arrangements in respect of its obligations under this Agreement upon such terms and conditions as it may deem fit, provided that no Underwriter shall thereby be released from any of its obligations to the Company or the Vendors hereunder, and provided further that no Underwriter or any such sub-underwriter shall subject the Company or the Vendors to any registration or prospectus requirements under the laws of any jurisdiction outside Singapore. The Underwriters shall pay any commissions due to the sub-underwriters they contract with out of the commission paid to them pursuant to Clause 7.1.

6.2 Each Underwriter and the Company hereby irrevocably authorise the Manager to take such steps and make such arrangements on such terms and subject to such conditions as the Manager shall deem fit to sub-underwrite the respective underwriting obligations under this Agreement; for this purpose, each Underwriter and the Company agree to execute such documents and take such steps as are reasonably required by the Manager.

7. COMMISSION, BROKERAGE AND MANAGEMENT FEE

7.1 In consideration of the agreement by the Underwriters to underwrite the subscription or purchase, as the case may be, of the Offer Shares in accordance with the provisions of this Agreement, the Company and the Vendors shall (whether or not the Underwriters are called upon to take up all or any of the Offer Shares under Clause 5 hereof) pay, in the Relevant Proportion, to the Underwriters an underwriting commission equivalent to one-point-five per cent. (1.5%) of the aggregate Offer Price of the Offer Shares underwritten by the Underwriters, such payments shall be made to the Underwriters whether or not any allotment or transfer of Offer Shares is made to the Underwriters.

7.2 The Company and the Vendors will pay, in the Relevant Proportion, brokerage to the Underwriters, members of the SGX-ST, banks and merchant banks in Singapore in respect of successful or partially successful applications bearing an endorsement of their respective names for the Offer Shares, at the rate of one per cent. (1%) of the aggregate Offer Price of such Offer Shares successfully applied for pursuant to such applications.

7.3 Nothing in this Agreement shall preclude any Underwriter or sub-underwriter who is a bank, merchant bank or member of the SGX-ST from acting as broker in connection with the Invitation and from receiving the brokerage referred to in Clause 7.2.

7.4 In consideration of the agreement by the Manager to manage the Invitation contained in Clause 2 and to ballot any applications for the Offer Shares in accordance with Clause 4.2, the Company and the Vendors shall pay to the Manager (in the proportion in which the total number of Offers Shares and Placement Shares offered by each of them bears to the total number of Offer Shares and Placement Shares respectively) a management fee as agreed between the Company, the Vendors and the Manager.

7.5 The obligations of the Company and the Vendors under Clauses 7.1, 7.2 and 7.4 shall be several. For the avoidance of all doubt, it is hereby declared that the Company shall not be obliged to pay any amount attributable to the Vendor Shares.

7.6 All payments of fees and commissions hereunder will be made without deduction or withholding for or on account of any taxes, duties or other levies (including but not limited to any taxes, duties or levies on the supply of goods and services). If the Company and/or the Vendors are required by law to deduct or withhold any such taxes, duties or levies, the Company and/or the Vendors shall pay such additional amounts as shall be necessary in order that the net amounts received by the Manager and the Underwriters after such deduction or withholding shall equal the amounts which would have been receivable by them had no such deduction or withholding been required to be made.

7.7 Without prejudice to Clause 7.6 above, any tax, duty or levy payable by the Manager and the Underwriters arising from or in connection with The Goods and Services Tax Act 1993 ("GST") in respect of the respective fees and/or commissions and/or brokerage receivable by the Manager and the Underwriters under this Agreement shall be borne by the Company and the Vendors. The GST payable on commission payable to the Underwriters shall be borne by the Company and the Vendors in the Relevant Proportion. The GST payable on management fee payable to the Manager shall be borne by the Company and the Vendors in the proportion in which the total number of Offers Shares and Placement Shares offered by each of them bears to the total number of Offer Shares and Placement Shares. The Company and the Vendors shall, within seven (7) days of the receipt of any notice from the Manager and/or the Underwriters setting out in reasonable details the amount to be paid by it make payment of such amount as would compensate the Manager and/or the Underwriters for any tax, duty or levy paid by it.

8. PROCEEDS OF THE INVITATION

8.1 The proceeds of the whole of the Invitation shall be placed with UOB as receiving banker, and held in a separate account opened by the Company, for itself and on behalf of the Vendors, in its name and designated the "Citiraya Industries Share Issue Account", and such account shall be operated by the Manager in accordance with the provisions of this Agreement and the rules and directives of the SGX-ST for the time being applicable relating to the operation of such account.

8.2 The Manager shall, as soon as practicable but not later than ten (10) Market Days after the Closing Date and after due deductions have been made by it from the said proceeds of (a) the commission, brokerage and management fee payable by the Company and the Vendors respectively under Clause 7, and (b) all expenses payable by the Company and the Vendors respectively under Clause 14, arrange for payment from the balance of such proceeds to the Company and the Vendors in the Relevant Proportion.

8.3 The Manager shall, as soon as practicable but not later than sixty (60) days after the Closing Date, pay to the Company and the Vendors in the Relevant Proportion the balance of the sum referred to in Clause 8.2 above which have not been utilised by the Manager to pay off the costs and expenses referred to in Clause 14.

8.4 Notwithstanding the provisions of Clause 8.2, if for any reason whatsoever the Offer Shares are not admitted to the Official List of the SGX-ST for listing and quotation, the Company and the Vendors hereby authorise the Manager to return such proceeds on behalf of each of them respectively to the applicants for the Offer Shares or to the Underwriters, as the case may be, in accordance with the terms and conditions of the

Prospectus, and upon the happening of such an event, the Company and/or the Vendors, as the case may be, shall (a) pay to the Underwriters, in the Relevant Proportion, the underwriting commission under Clause 7.1; (b) pay to the Manager the management fee under Clause 7.4; (c) pay the brokerage in the manner set out under Clause 7.2; and (d) reimburse the Manager the costs and expenses under Clause 14.

8.5 It is hereby agreed and declared by the Company and the Vendors that the Manager and the Underwriters shall not as manager or underwriters respectively be obliged to account to the Company or the Vendors or any person for any interest or any share of revenue or other benefits that may accrue or otherwise derive from such proceeds.

9. WARRANTIES, REPRESENTATIONS AND UNDERTAKINGS

9.1 The Company and the Vendors jointly and severally hereby warrant and represent to the Manager and the Underwriters as follows:

(a) that the statements of fact contained in this Agreement, including the recitals hereto and the statement contained in Schedule 4, are true, complete and accurate and, where such statements relate to opinions, expectations or intentions, are honestly and reasonably held by the directors of the Company and/or the Vendors, as the case may be, after having made all due and careful enquiries;

(b) that, in the context of the Invitation, the Prospectus contains all information with regard to each member of the Group, the Group as a whole and the Vendors, and such information is true and accurate in all material respects and not misleading in that or any other context, the opinions and intentions expressed therein have been carefully considered and are honestly held by the directors of the Company and/or the Vendors, as the case may be, there are no other facts the omission of which in the said context would or might make any such information or expression misleading and the Company and the Vendors have made all reasonable enquiries to ascertain all facts material for the purpose aforesaid and to verify the truth and accuracy of all such information and will supply the Manager and the Underwriters with such evidence to support the same as the Manager and the Underwriters may reasonably require to satisfy itself as to the truth or accuracy thereof;

(c) that all information set out in or accompanying the application of the SGX-ST or supplied or to be supplied to the Manager and the Underwriters for the purpose of managing the Invitation and underwriting the subscription and purchase of the Offer Shares respectively under or in connection with this Agreement (including but not limited to any information supplied or to be supplied in connection with the listing and quotation of the Company's shares or for the purpose of preparing the Prospectus) is true, accurate and complete in all material respects and that nothing has been or will be supplied or omitted from the information which would or might make any of the

information given misleading, inaccurate or incomplete or would or might affect the said listing and quotation or the willingness of the Manager to manage the Invitation or the Underwriters to underwrite the subscription and purchase of the Offer Shares and all enquiries have been made to verify the accuracy of such information and all opinions, intentions and expectations (including any profit or other forecast) expressed therein are fairly, reasonably and honestly held and have been made after due and careful consideration and based on relevant considerations and facts known or ought to have been known to the Company and the Vendors as at the date of such disclosure and as at the date hereof, and that it will, if required, supply the Manager and the Underwriters with such evidence to support the same as the Manager and the Underwriters may require to satisfy themselves as to the accuracy thereof;

(d) that the financial statements and other financial information included in the Prospectus have been prepared in accordance with law and present truly and fairly the financial position of the Company and the Group as at the dates indicated and the results of the operations of the Company and the Group for the periods specified and make (i) full provision for or, as appropriate, disclose all known actual liabilities of the Company and its subsidiaries and adequate provision for or, as appropriate, disclose all known contingent liabilities of the Company and its subsidiaries, (ii) proper provision (or note in accordance with good accounting principles, standards and practice) for all contingent or disputed liabilities and all capital commitments, (iii) adequate provision for all bad and doubtful debts, (iv) proper provision (or note in accordance with good accounting principles, standards and practice) for all obsolescence and diminution in value of all assets, investments, stocks and work-in-progress, (v) proper provision or reserve for all taxation liable to be assessed on the Company and its subsidiaries or for which they are or may be accountable in respect of profits, gains or income, distributions or payments or any other transactions, and (vi) proper provision or reserve for deferred taxation, of the Company or the Company and its subsidiaries taken as a whole as at that date and have been prepared in conformity with generally accepted accounting principles then in force or generally accepted and that since the last of such dates, the financial position, business or operations of the Company and the Group have not materially and adversely changed:

(e) that no circumstance, event or situation has arisen which is likely to materially and adversely affect the condition, financial or otherwise, earnings, affairs or business prospects of the Company or the Group or the success of the Invitation, which has not been disclosed in the Prospectus or the accounts of the Company or the Group and which may in any way affect the decision of the Manager to manage the Invitation or the Underwriters to underwrite the subscription and purchase of the Offer Shares;

(f) that the statements, forecasts, estimates and expressions of opinion contained in the Prospectus and listing application as to profits, prospects and dividends have been made after due and proper consideration, are fair and honest, and represent reasonable expectations based on facts known to the directors of the Company and the Vendors at the date hereof and at the date of issue of the Prospectus respectively;

(g) that each member of the Group is duly incorporated under the laws of its place of incorporation with full power and authority to conduct its business has full power and authority to own its own respective assets, and is lawfully qualified to do business in each jurisdiction where it carries on business; and that none of the activities of the Company or any other member of the Group is or has been carried on in breach of or infringes any intellectual or industrial property or other proprietary rights of any person;

(h) that no member of the Group is the subject of any winding-up dissolution or judicial management proceedings, receivership and/or management, proceedings under the Companies Act, or analogous proceedings anywhere else in the world, whether voluntary or otherwise, or is entering into any scheme of arrangement for the benefit of creditors or shareholders or any negotiation for the same, and no step has been taken or threat has been made therefor and there are no circumstances likely to give rise thereto;

(i) that no member of the Group is in default or breach under or of any agreement to which it is bound or any licence, permit, directive, legislation or regulation of any relevant authority applicable to or affecting it, and no litigation, arbitration or other proceedings or criminal charge or investigation involving any member of the Group or any of its directors or executive officers is in progress or is threatened or pending and there are no circumstances which are likely to give rise to any such litigation, arbitration, proceedings, charge or investigation;

(j) that all taxes (whether income tax, property tax or otherwise) of the Group have been duly paid or provided for and that each member of the Group has duly made all returns and given or delivered all notices, accounts and information which on or before the date hereof ought to have been made, given or delivered for the purposes of taxation and all such returns, notices, accounts and information (and all other information supplied to the relevant revenue or other fiscal authority concerned for any such purpose) have been correct and made on a proper basis and none of such returns, notices, accounts or information is disputed in any respect by the revenue or fiscal authority concerned and there is no fact which might be the occasion of any such dispute or of any claim for taxation in respect of any financial period not provided for;

(k) that the records, statutory books and books of account of each member of the Group are maintained in accordance with all legal requirements applicable thereto and contain a true, complete and accurate record in all material respects of all matters required to be dealt with therein, that all such records and books and all other documents including documents of title which are its property are in its possession or under its control, and that all returns, particulars, resolutions and other documents required to be filed with or delivered to the Registrar or any equivalent public official or authority elsewhere in the world by each member of the Group have all been correctly and properly prepared and so filed or delivered;

(l) that each member of the Group has good marketable title to all properties owned by it, and that all the assets of the Group of an insurable nature have at all material times been and are at the date hereof adequately insured against fire and other risks normally insured against by corporations carrying on similar businesses or owning assets of a similar nature, and all the policies therefor are in force and enforceable and that there are no circumstances which might render any such policy void or voidable;

(m) that, save as disclosed in the Prospectus, each member of the Group has since the date of its latest audited accounts carried on business in the ordinary and usual course and since such date has not entered into any contracts or commitments of an unusual or onerous nature, or incurred any obligation or liability which, in the context of the Invitation, might be material for disclosure and that no outstanding indebtedness or contingent liability has since the said date become payable by or enforceable against it by reason of any default on its part or on the part of any other member of the Group or on the part of any other person which will materially affect the financial position of the Company or the Group;

(n) that the Invitation and the execution, delivery of, exercise of the respective rights and performance of and compliance by the Company and the Vendors with its terms and the terms of this Agreement and the issue of the New Shares or the transfer of Vendor Shares, as the case may be:

(i) are and will be in accordance with the provisions of the memorandum and articles of association of the Company and its Subsidiaries and any legislation or regulation applying to or affecting the Company or its Subsidiaries or any of the Vendors;

(ii) have been duly authorised by the Company and the Vendors; and

(iii) do not infringe the terms of or constitute a default under or cause to be exceeded any limit imposed by any agreement or other instrument or obligation to which the Company or its Subsidiaries or any of the Vendors is a party or by which any part of their respective undertaking, assets, properties or revenues is bound or any legislation or regulation or stock exchange requirement or government or administrative policy or directive applying to or affecting the Company or its Subsidiaries or the Vendors;

(o) that the Prospectus contains all particulars and information required by, and are in accordance with, the Companies Act, the Listing Manual of the SGX-ST and all other relevant statutes and regulations in Singapore;

(p) that upon fulfilment of the conditions referred to in Clause 12.1(b), all consents, approvals, authorisations or other orders required of or by the Company or the Vendors under the laws of every applicable jurisdiction or the requirements of any competent authority for or in connection with the Invitation, the issue of the Prospectus and the admission of the Company to the Official List of the SGX-ST and the listing and quotation of the entire issued and paid up share capital of the Company (including the New Shares) on the Official List of the SGX-ST will have been obtained and be in full force and all other actions will have been taken by or on behalf of the Company and/or the Vendors, as the case may be, to comply with all such legal and other requirements or the terms of any such consent, approval or authorisation;

(q) that prior to the Closing Date, the Company will not increase its issued share capital or otherwise vary its capital structure (save to the extent contemplated by the Invitation);

(r) that save for options granted under the Citiraya Share Option Scheme, no share of the Company is now under option or is agreed conditionally or unconditionally to be created or issued or put under option; and

(s) that the Company and the Vendors have the necessary power and authority to enter into and perform this Agreement and that the execution of this Agreement by each of them has been duly authorised so that upon such execution this Agreement will constitute valid, binding and enforceable obligations of each of them in accordance with its terms;

(t) that each member of the Group has obtained such authorisations and licences (if any) required under the provisions of applicable law in connection with the operation of their businesses in all the respective jurisdictions in which they operate, and the Company is not aware of any breach by any member of the Group of the provisions of any ordinance, statute or regulations governing such authorisations and

licences nor of any reason why any such authorisation or licence should be withdrawn or cancelled;

(u) that no distress or execution or other process is being enforced upon or sued out against the whole or any substantial part of the business and assets or undertaking of any member of the Group;

(v) that no member of the Group has stopped payment or is threatening to stop payment of its debts generally or has admitted its inability to pay its debts or has ceased or threatened to cease to carry on its business or a substantial part of its business;

(w) that, except as disclosed in the Prospectus, no outstanding indebtedness or liability, including any guarantee or indemnity, of the Company or any other member of the Group or any of the Vendors has become or is capable of being rendered or declared payable by reason of default by the Company or any other member of the Group or (to the best of the knowledge of the Company or the Vendors after making all reasonable enquiries) any person or any event of default however described and no event has occurred or is (insofar as the Company or any of the Vendors is aware having made all reasonable enquiries) impending which with the lapse of time or the fulfilment of any condition or the giving of notice may result in any such indebtedness or liability becoming so payable;

(x) that all material contracts entered into by the Company and its subsidiaries within twenty-four (24) months preceding the date of issue of the Prospectus have been disclosed in the Prospectus;

(y) that save as disclosed in the Prospectus, no member of the Group has outstanding any loans to any of the Directors or any member of the Group, any of their spouses or infant children or any company in which any of them has a controlling interest; and

(z) that save as disclosed in the Prospectus, none of the Directors and their respective associates has any direct or indirect interests in any member of the Group and in any company, being a company which is a party to transactions completed within the last three (3) years relating to the business of any member of the Group or relating to loans to or by, or properties or other assets acquired or disposed of or proposed to be acquired or disposed of by (or any leases relating thereto) any member of the Group.

9.2 The Vendors hereby jointly and severally represent and warrant to the Manager and the Underwriters as follows:

(i) that upon execution, this Agreement will constitute valid and binding obligations of the Vendors in accordance with its terms;

(ii) that the information pertaining to the Vendors in the Prospectus is true and accurate in all material respects and there are no facts relating to the Vendors the omission of which will make any statement in the Prospectus materially misleading;

(iii) that they are and will, up to the date of transfer of the Vendor Shares to the Depository for the account of purchasers thereof pursuant to the Invitation or this Agreement, be the beneficial owner of the Vendor Shares free of all pre-emption rights, charges, liens and other encumbrances and with all rights and benefits attaching thereto as of the date hereof; and

(iv) that each of them shall deliver or procure the delivery (as the case may be) to the Depository the share certificates and instruments of transfer relating to the Vendor Shares on or prior to the Closing Date and do all such acts or things as may be required by the memorandum and articles of association of the Company, all applicable laws, regulations, rules and directives in Singapore or elsewhere or as may otherwise be necessary or desirable in connection with or in relation to the Invitation and the sale of the Vendor Shares (including without limitation, to procure that the Depository is registered as the holder of the Vendor Shares).

9.3 The Company and the Vendors jointly and severally hereby undertake to the Manager and the Underwriters as follows:

(a) to prepare the Prospectus in accordance with all applicable laws, regulations and SGX-ST requirements, and cause it to be dated 18 July 2002 and issued not later than such date as the Company, the Vendors, the Manager and the Underwriters may mutually agree and the Registrar and the SGX-ST may approve;

(b) to cause the original copy of the Prospectus to be signed by all the directors of the Company and the Vendors, and lodged for registration with the Registrar on or before the date of issue thereof; and procure all necessary copies of the Prospectus to be delivered to the SGX-ST;

(c) not to amend the Prospectus as it appears at the date thereof without the prior written approval of the Manager acting on behalf of the Underwriters and not to vary or issue any supplement to the Prospectus without the prior consent in writing of the Manager, such consent not to be unreasonably withheld, and not to disclose, announce or otherwise disseminate any information concerning the Company, the Vendors and the other members of the Group or the Offer Shares and/or the Placement Shares pending the issue of the Prospectus or any information which is not contained in the Prospectus or which may in the opinion of the Manager be inconsistent with the information contained therein, without the consent of the Manager;

(d) to comply with, or procure the directors and shareholders of the Company at the request of the Manager, acting on behalf of the Underwriters, to comply with the provisions and requirements of the Companies Act, the Registrar and the SGX-ST in connection with the Invitation and the listing and quotation of the Company's shares on the Official List of the SGX-ST, including but not limited to the giving of undertakings not to dispose of any shares in the Company and any agreement it may sign with the Depository;

(e) to supply the Manager or the Underwriters with any information it may reasonably require relating to the accounts or affairs of the Company or the Group and to do all other acts or things and sign or execute such documents as may be reasonably required by the Manager or the Underwriters in order to complete the Invitation and any submissions to the SGX-ST in connection with the listing and quotation of the Company's shares on the Official List of the SGX-ST;

(f) forthwith to notify the Manager on behalf of the Underwriters of any facts or information or situation or circumstances which may adversely affect the success of the Invitation upon being so aware and take such steps as may be requested by the Manager and the Underwriters to remedy and/or publicise the same;

(g) not to take any action to permit a public offering of the Offer Shares or distribute the Prospectus or other material relating to the Invitation in any country or jurisdiction except in Singapore or any other country or jurisdiction where such offering or distribution is permitted;

(h) to appoint the Participating Banks for the purpose of enabling Electronic Share Applications to be used in the Invitation and to do such other things as the Manager may consider desirable in connection therewith;

(i) not to issue at any time before the Closing Date any marketable securities in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities or shares or options therefor or declare or distribute any dividend or vary, alter, subdivide or otherwise do anything to its capital structure (issued or otherwise) without the prior written consent of the Manager and the Underwriters;

(j) to use its best endeavours to obtain and maintain the listing and quotation of the Invitation Shares on the Official List of the SGX-ST;

(k) not, and will procure that the other members of the Group will not, at any time on or before the Closing Date without the prior written consent of the Manager and the Underwriters, dispose of in any manner (otherwise than in the ordinary and normal course of their respective businesses) any of their respective properties, fixed assets and/or subsidiaries or any other asset which is (in the reasonable opinion of the Manager and the Underwriters) of a material nature;

(l) to use the net proceeds of the Invitation in the manner specified in the Prospectus; and

(m) to use their best endeavours to procure the fulfilment of the conditions in Clause 12.1.

10. INDEMNITIES

10.1 The commitment of the Manager to manage the Invitation and of the Underwriters to underwrite the subscription or purchase, as the case may be, of the Offer Shares under this Agreement is made on the basis of the warranties and representations contained in Clauses 9.1 and 9.2 being true and accurate in all respects with the intention that the same shall remain true and accurate in all respects up to and including the Closing Date with reference to the facts and circumstances existing on each such day during such time and on the basis that the undertakings contained in Clause 9.3 being fully and timeously performed by the Closing Date, and the Company and the Vendors accordingly hereby agree with the Manager and the Underwriters that they will jointly and severally:

(a) hold the Manager and the Underwriters fully and effectively indemnified against all and any losses, liabilities, costs, damages, claims, charges, expenses, actions or demands (including, without limitation, all such costs, charges and expenses as the Manager or any of the Underwriters may pay or incur in disputing such claims, actions or demands) which it may sustain, incur or pay or which may be assessed, charged or made against it as a result of or in relation to any actual or alleged misrepresentation by the Company or any of the Vendors or any actual or alleged breach of the said warranties or representations or any failure or delay on the part of the Company or any of the Vendors to perform the said undertakings; and

(b) notify the Manager on behalf of the Underwriters of any change which is or may be of a material nature affecting any of the said warranties, representations or undertakings and take such steps, actions or demands as may be reasonably requested by the Manager and the Underwriters to remedy and/or publicise the same.

10.2 If the Manager or any Underwriter shall become aware of any claim, action or demand relevant for the purposes of this Clause 10, it will give notice in writing thereof to the Company and the Manager or the relevant Underwriter will take such action as the Company may reasonably request to avoid, dispute, resist, compromise, defend or appeal against the claim, action or demand and any adjudication in respect thereof but subject to it being indemnified and secured to its reasonable satisfaction against all losses, liabilities, damages, costs and expenses which it may thereby render itself liable to suffer or incur or pay.

10.3 Without prejudice to their joint and several liability under this Clause 10, the Company and the Vendors hereby mutually agree to contribute in the Relevant Proportion towards any liability any of them may incur towards any other person who subscribes for or purchases, as the case may be, any Offer Shares in respect of losses or damage suffered on account of untrue statements in or wilful omissions of material facts from the Prospectus.

11. BREACH, FAILURE OR DELAY DISCHARGING MANAGER AND THE UNDERWRITERS

Upon any breach of the said warranties or representations occurring from the date hereof up to and including the Closing Date or any failure to perform or delay in performing any of the said undertakings by the Closing Date, the Manager may, in its absolute discretion, by notice in writing to the Company and the Vendors served at any time on or prior to the Closing Date, elect on its own behalf and on behalf of the Underwriters to treat such breach, failure or delay as releasing and discharging itself and the Underwriters from all their obligations hereunder without prejudice to their powers, rights and remedies under this Agreement, or in respect of the brokerage payable under Clause 7.2, the management fee payable under Clause 7.4 or the costs and expenses reimbursable under Clause 14.

12. CONDITIONS PRECEDENT

12.1 The obligations of the Manager and the Underwriters hereunder are further conditional upon:

(a) the delivery to the Manager on behalf of the Underwriters on the Closing Date of a statement in writing dated as of the Closing Date duly signed by any director of the Company and the Vendors in the form set out in Schedule 4;

(b) the approval-in-principle dated 26 June 2002 given by the SGX-ST for admission of the Company to the Official List of the SGX-ST not being revoked on or before the Closing Date and all conditions contained in such approval-in-principle required to be fulfilled on or before the Closing Date being fulfilled to the satisfaction of the Manager and the Underwriters, or waived by the SGX-ST, on or before such date;

(c) the Prospectus having been registered with the Registrar in accordance with Section 50 of the Companies Act on or before its date of issue;

(d) the Invitation Shares being admitted to the Official List of the SGX-ST on or before 31 July 2002 (or such other date as the Company, the Vendors, the Manager and the Underwriters may agree) or the Manager and the Underwriters being satisfied that listing will be granted immediately after such date; and

(e) there having been, in the opinion of the Manager, acting on behalf of the Underwriters, no adverse change or any development likely to result in an adverse change in the financial or other condition of the Group between the date of this Agreement and the Closing Date nor the occurrence of any event nor the discovery of any fact rendering untrue or incorrect in any respect, as at the Closing Date, any of the warranties or representations contained in Clause 9 nor any breach by the Company and/or the Vendors of any of their respective obligations hereunder.

12.2 If any of the foregoing conditions in Clause 12.1 is not satisfied on or before the respective dates stated in each sub-paragraph thereof, the Manager may in its absolute discretion by notice in writing to the Company and the Vendors served at any time prior to the Closing Date, terminate this Agreement on its own behalf and on behalf of the Underwriters, and in that event, the parties hereto shall be relieved and discharged from all their respective obligations hereunder (save for the respective liabilities of the Company and the Vendors to indemnify the Manager and the Underwriters in accordance with Clause 10, to pay the brokerage under Clause 7.2 and management fee under Clause 7.4, and to reimburse the costs and expenses under Clause 14).

13. CHANGE OF CIRCUMSTANCES

13.1 Notwithstanding anything herein contained, if at any time on or prior to the Closing Date there shall develop, occur or come into effect:

(a) any change or prospective change in or any introduction or prospective introduction of any legislation, regulation, policy, directive, guideline, request or interpretation or application thereof, by any government or regulatory body, whether in Singapore or elsewhere, whether or not having the force of law, or other occurrence of any nature whatsoever, which in the reasonable opinion of the Manager after due and careful consideration materially and adversely affects or is likely to materially and adversely affect the listing or quotation of the Company's shares on the Official List of the SGX-ST or the business, trading position, operations or prospects of the Company or the Group or to lead to the Invitation not being well received by the public; or

(b) any change, crisis or material deterioration or any development involving a prospective change, crisis or material deterioration in monetary, political, financial or economic conditions (including stock market conditions, foreign exchange market conditions, in the condition (financial or otherwise) of the Company or of the Group as a whole, the level of interest rates or exchange control requirements) in Singapore or internationally, or the occurrence of any combination of any changes, crises, material deterioration or developments in such conditions, or any war, military action, conflict or engagement in any form or nature whatsoever anywhere in the world, which in the opinion of the Manager after due and careful consideration, is likely to result in:

(i) a material fluctuation or material deterioration or adverse conditions in the stock markets in Singapore or overseas; or

(ii) it becoming inadvisable, inexpedient or uncommercial for the Invitation to commence or to be proceeded with or completed; or

(iii) the success of the Invitation or the issue, distribution or sale of the Offer Shares (whether in the primary or secondary market) being prejudiced or the Invitation not being well received or the Offer Shares not being substantially applied for; or

(iv) the business, trading position, operations or prospects of the Company or the Group being materially and adversely affected; or

(v) an adverse effect on the market price of the Company's shares, including the Offer Shares,

then the Manager may, in its absolute discretion after such consultation with the Underwriters and acting on behalf of the Underwriters, as it may deem fit in the circumstances, terminate this Agreement, by notice in writing to the Company and the Vendors served at any time prior to 12.00 noon (Singapore time) on the Closing Date, and thereupon all obligations under this Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter or thing arising out of this Agreement or in connection therewith (save for the respective liabilities of the Company and the Vendors to indemnify the Manager and the Underwriters under Clause 10, to pay the brokerage referred to in Clause 7.2 and the management fee referred to in Clause 7.4, and to reimburse the costs and expenses referred to in Clause 14).

13.2 If this Agreement is so terminated, the Underwriters shall be released and discharged from its obligations under this Agreement, without prejudice to any rights of the Manager and/or the Underwriters in respect of any prior breach by the Company or any of the Vendors under this Agreement, and this Agreement shall be of no further effect and no party to this Agreement shall be under any liability to any other party in respect of this Agreement except pursuant to this Clause 13.2 and Clause 13.3.

13.3 In addition, rescission or termination of this Agreement for any reason shall be without prejudice to any rights of the Manager and the Underwriters in respect of any such breach as is therein referred to and shall not release the Company or the Vendors from their respective obligations under Clauses 7, 8, 9, 10 and 14 which shall continue in full force and effect.

14. COSTS AND EXPENSES

Other than the brokers' fees and underwriting commission which shall be paid by the Company and the Vendors in the Relevant Proportion as referred to in Clauses 7.1 and 7.2, the Company agrees to pay (each in accordance with the Relevant Proportion) all expenses of or incidental to the Invitation including, without limiting the generality of the foregoing, advertising charges, the fees and disbursements of the professional advisers of the Company, the cost of printing and distributing the Prospectus, costs and expenses of any marketing activities receiving bankers' fees, accountancy fees, the Manager's and the Underwriters' legal expenses and the charges payable to the Registrar and all fees payable to the SGX-ST in connection with the application to the SGX-ST for the listing of its shares (the "IPO Expenses"). Subject to Clauses 8.2 and 8.3 above, the Manager shall, during the sixty (60) day period after the Closing Date, upon written request by the authorised

representatives of the Company and the Vendors, pay to such persons as the Company and the Vendors may direct, the IPO Expenses. Notwithstanding Clause 8.3, the Company and/or the Vendors, as the case may be, shall forthwith upon request by the Manager on its behalf and on behalf of the Underwriters reimburse in the Relevant Proportion, where applicable, the amount of any such expenses which the Manager and the Underwriters may have paid either on their behalf or otherwise. Such respective liabilities of the Company and the Vendors shall remain in full force and effect notwithstanding the termination of this Agreement under any of the provisions herein contained or otherwise. In the event of termination of this Agreement, then notwithstanding any other provisions to the contrary, the payments referred to in this Clause shall be made by the Company and the Vendors respectively within fourteen (14) days after the termination date.

15. NO ANNOUNCEMENTS WITHOUT CONSENT

The Company and the Vendors shall not, and the Company undertakes to procure that neither shall any of its Subsidiaries make any announcements or public communications in Singapore or elsewhere with respect to or in connection with the Invitation, whether as to its success or otherwise, without the prior consent in writing of the Manager.

16. AGREEMENT AMONG UNDERWRITERS

16.1 Each Underwriter hereby authorises the Manager to exercise such rights, powers, authorities and discretions as are expressed by this Agreement to be exercisable by the Manager on its behalf in such manner as the Manager may in its absolute discretion deem fit without any liability or obligation to account to such Underwriter, and accordingly all actions, omissions, decisions, acceptances, waivers, refusals and exercises of discretion done, omitted, taken, made, accepted, given or exercised by or on the part of or on behalf of the Manager in good faith pursuant to such authority shall be binding upon each Underwriter.

16.2 Each Underwriter shall indemnify the Manager in the proportion which its underwriting commission bears to the total underwriting commission payable in accordance with Clause 7.1 hereof for all losses, liabilities, costs, damages, charges, expenses, claims, actions or demands sustained, incurred or paid by or assessed, charged or made against the Manager in the execution of the said authority unless such losses, liabilities, costs, damages, charges, expenses, claims, actions or demands arise out of the negligence of the Manager, its servants or agents.

16.3 The Manager shall have no liability to any Underwriter in respect of any action, omission, decision, acceptance, waiver, refusal or exercise of discretion under this Agreement and in particular pursuant to Clauses 11, 12.2 and 13 hereof, Provided the same shall have been done, omitted, taken, made, accepted, given or exercised in good faith, each Underwriter hereby accepting that it shall be in good faith for the Manager while acting on the Underwriter's behalf also to take into account the Manager's own interests as Manager and/or Underwriter.

16.4 Each Underwriter acknowledges that it has not relied on any statement, opinion, forecast or other representation made by the Manager to induce it to enter into this Agreement or the transactions contemplated by this Agreement and that it has made and will

continue to make, without reliance on the Manager and based on such documents as it considers appropriate, its own appraisal of the creditworthiness of the Company and its own independent investigation of the financial condition and affairs of the Company and the Group in connection with the execution of this Agreement, the transactions contemplated by this Agreement and the Invitation.

16.5 The Manager shall not have any responsibility to any Underwriter on account of the financial condition of the Company or any member of the Group or the completeness or accuracy of any statements, representations or warranties in, or the validity, enforceability or sufficiency of, this Agreement or any other document executed pursuant hereto or in connection herewith.

17. THIRD PARTIES' RIGHTS

Nothing in this Agreement is intended to grant to any third party any right to enforce any term of this Agreement or to confer on any third party any benefits under this Agreement for the purposes of the Contract (Rights of Third Parties) Act 2001 and any re-enactment thereof, the application of which legislation is hereby expressly excluded.

18. NOTICE

Any notice to be given hereunder may be given by letter delivered in person, or by telex or facsimile, or by telephone (but in the case of notification by telephone with subsequent confirmation by letter delivered in person, or by telex or facsimile despatched, within 24 hours). Such notice shall take effect at the time of delivering such letter, despatching such telex or facsimile or making such telephone call if so delivered, despatched or made to the following addresses or destinations or to such other addresses or destinations as may from time to time be notified (in accordance with this Clause) by the relevant party to all the others:

if to the Company :

65 Tech Park Crescent
Singapore 637787

Facsimile: 6266 6731
Telephone: 6264 4338

if to the Vendors :

As set out in Schedule 1

if to the Manager:

5 Shenton Way #09-07
UIC Building
Singapore 068808

Facsimile: 6227 2936
Telephone: 6220 6550

if to the Underwriters: As set out in Schedule 2

19. TIME

Any time or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Company, the Vendors and the Manager on its behalf and on behalf of the Underwriters, but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid, time shall be of the essence.

20. WAIVERS

Any rights or remedies hereby conferred upon the Manager and the Underwriters shall be in addition to and without prejudice to all other rights, powers and remedies available to the Manager and the Underwriters and no exercise or failure to exercise or delay in exercising any right, power or remedy available to the Manager and/or the Underwriters shall constitute a waiver by the Manager or the Underwriters, as the case may be, of that right, power or remedy or any other right, power or remedy or prevent the further exercise of that or any other right, power or remedy.

21. GOVERNING LAW

This Agreement is governed by, and shall be construed in accordance with, the laws of Singapore. Each of the party to this Agreement hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Singapore for all purposes in relation to this Agreement and waives any objection on the ground of venue or forum non conveniens or on similar grounds.

IN WITNESS WHEREOF the authorised representatives of the parties have hereunto set their hands.

SCHEDULE 1

Name and contact details of Vendor	Number of Vendor Shares	Number of Vendor Offer Shares
Kuo Ming-Tsung 1F, No. 3, Lane 242 Tzuen Hsien Street, Pei-Tou Taipei, Taiwan Republic of China	4,612,000	461,200
Chen Ho-Ching No. 1, Alley 8, Lane 88, Sec. 1 Gin-Lin Road, Pin-Tszeng City Tao-Yuan Shien, Taiwan Republic of China	4,612,000	461,200
Ung Yoke Hooi 9 Jalan Bukit Kempas 2/8 Taman Bukit Kempas 81200 Johor Bahru Johor	4,612,000	461,200
Tan Kim Yeow Blk 639 Choa Chu Kang Street 64 #05-17 Singapore 680639	2,306,000	230,600
Seow Siew Lan Blk 683 Tessensohn Road #04-123 Singapore 210683	3,434,000	343,400

Name and contact details of Vendor	Number of Vendor Shares	Number of Vendor Offer Shares
Lai Wee Ngen 3 Mount Sophia #08-00 Singapore 228450	4,612,000	461,200
Ng Teck Boon Blk 660 Choa Chu Kang Crescent #19-85 Singapore 680660	4,612,000	461,200

SCHEDULE 2

Names and Addresses of the Underwriters

Phillip Securities Pte Ltd
95 South Bridge Road #11-00
Pidemco Centre
Singapore 058717

Facsimile	:	6535 7269
Telephone	:	6212 1818

J. M. Sassoon & Co. (Pte) Ltd
1 Raffles Place #43-00
OUB Centre
Singapore 048616

Facsimile:	6532 7422
Telephone:	6532 7880

SCHEDULE 3

Underwriting Commitments

Underwriter	Number of New Offer Shares
Phillip Securities Pte Ltd	6,940,000
J. M. Sassoon & Co. (Pte) Ltd	6,940,000
TOTAL UNDERWRITING COMMITMENT	13,880,000

SCHEDULE 4

Form of Closing Certificate

[Letterhead of the Company]

[Closing Date]

To: SBI E2-Capital Pte Ltd
5 Shenton Way #09-07
UIC Building
Singapore 068808
for and on behalf of
the Underwriters whose
names are set out in
Schedule 2 of the Management
and Underwriting Agreement
(hereinafter defined)

Dear Sirs

INVITATION IN RESPECT OF 138,800,000 ORDINARY SHARES OF $0.025 EACH COMPRISING 110,000,000 NEW SHARES AND 28,800,000 VENDORS SHARES AS FOLLOWS:

(1) 13,880,000 OFFER SHARES AT $0.25 EACH BY WAY OF PUBLIC OFFER; AND

(2) 124,920,000 PLACEMENT SHARES BY WAY OF PLACEMENT COMPRISING:

(I) 111,040,000 PLACEMENT SHARES AT $0.25 EACH; AND

(II) 13,880,000 RESERVED SHARES AT $0.25 EACH RESERVED FOR MANAGEMENT, INDPENDENT DIRECTORS, EMPLOYEES, BUSINESS ASSOCIATES AND THOSE WHO HAVE CONTRIBUTED TO OUR SUCCESS,

PAYABLE IN FULL ON APPLICATION

I, the undersigned, being a director of Citiraya Industries Ltd (the "Company"), refer to the Management and Underwriting Agreement dated 17 July 2002 made between (1) the Company; (2) the Vendors; (3) the Manager; and (4) the Underwriters relating to the abovementioned Invitation (the "Agreement") and hereby certify, on behalf of the Company, that since the date of the Agreement and to the best of my knowledge and belief, after making due and careful enquiries, no event rendering untrue or incorrect any of the warranties and representations contained in Clause 9 of the Agreement and no breach by the Company of any of their respective obligations under the Agreement has occurred.

For and on behalf of
CITIRAYA INDUSTRIES LTD

....
Director

The Company

CITIRAYA INDUSTRIES LTD

By: ______________________

Name: NG AH HUA

Designation: CEO CUM DEPUTY CHAIRMAN

The Vendors

____
KUO MING-TSUNG

____
CHEN HO-CHING

____
UNG YOKE HOOI

____
TAN KIM YEOW

SEOW SIEW LAN

LAI WEE NGEN

NG TECK BOON

The Manager

SBI E2-CAPITAL PTE LTD

By:

Name: AW SOON BENG

Designation: CHIEF OPERATING OFFICER

The Underwriters

PHILLIP SECURITIES PTE LTD

By: ______________________________

Name: LIM WAH TONG

Designation: PHILLIP SECURITIES PTE LTD
(Stock & Share Brokers)
95 South Bridge Road
#11-17, Pidemco Centre
Singapore 0105.

J. M. SASSOON & CO. (PTE) LTD J. M. SASSOON & CO. (PTE) LTD

By: ______________________________ ROY CLAYTON
EXECUTIVE DIRECTOR

Name: ______________________________

Designation: ______________________________

Dated 17 July 2002

(1) CITIRAYA INDUSTRIES LTD

(2) The Vendors whose names and addresses are set out in Schedule 1 hereto (hereinafter collectively called the "Vendors" and each individually a "Vendor")

(3) SBI E2-CAPITAL PTE LTD

And

(4) The Underwriters whose names and addresses are set out in Schedule 2 hereto (hereinafter collectively called the "Underwriters" and each individually an "Underwriter")

MANAGEMENT AND UNDERWRITING AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

JAT/LLJ/2011588
S:\JAT\Citiraya\Agreements\M&U Agreement\M&U.Agreement(engrossed).doc

Dated 17 July 2002

(1) CITIRAYA INDUSTRIES LTD

(2) The Vendors whose names and addresses are set out in Schedule 1 hereto (collectively called the "Vendors" and each individually a "Vendor")

(3) SBI E2-CAPITAL SECURITIES LIMITED

(4) UOB KAY HIAN PRIVATE LIMITED

(5) J.M. SASSOON & CO. (PTE) LTD

(6) KIM ENG ONG ASIA SECURITIES PTE LTD

(7) PHILLIP SECURITIES PTE LTD

And

(8) LIM & TAN SECURITIES PTE LTD

PLACEMENT AGREEMENT

SHOOK LIN & BOK
ADVOCATES & SOLICITORS
AIA TOWER
SINGAPORE

TABLE OF CONTENTS

THIS AGREEMENT is made on 17 July 2002

BETWEEN:

(1) CITIRAYA INDUSTRIES LTD, a company incorporated in Singapore and having its registered office at No. 65 Tech Park Crescent Singapore 637787 (the "Company");

(2) THE VENDORS whose names and addresses are set out in Schedule 1 hereto (collectively called the "Vendors" and each individually a "Vendor");

(3) SBI E2-CAPITAL SECURITIES LIMITED, a company incorporated in Hong Kong and having its registered office at 20/F Henley Building, 5 Queen's Road, Central, Hong Kong SAR;

(4) UOB KAY HIAN PRIVATE LIMITED, a company incorporated in Singapore and having its registered office at 80 Raffles Place #30-01, UOB Plaza 1, Singapore 048624;

(5) J. M. SASSOON & CO. (PTE) LTD, a company incorporated in Singapore and having its registered office at 1 Raffles Place #43-00, OUB Centre, Singapore 048616;

(6) KIM ENG ONG ASIA SECURITIES PTE LTD, a company incorporated in Singapore and having its registered office at 9 Temasek Boulevard #39-00, Suntec Tower Two, Singapore 038989;

(7) PHILLIP SECURITIES PTE LTD, a company incorporated in Singapore and having its registered address at 95 South Bridge Road #11-00, Pidemco Centre, Singapore 058717; and

(8) LIM & TAN SECURITIES PTE LTD, a company incorporated in Singapore and having its registered address at 10 Collyer Quay #12-00, Ocean Building, Singapore 049315;

(collectively called the "Placement Underwriters" and each individually a "Placement Underwriter").

WHEREAS:

(A) The Company was incorporated in Singapore on 28 November 1992 as a private limited company in Singapore under the Singapore Companies Act (Chapter 50), was converted on 14 June 2002 into a public limited company, and has at the date of this Agreement an authorised share capital of $50,000,000 divided into 2,000,000,000 shares of $0.025 each, of which 440,000,000 shares have been issued and are fully paid.

(B) Pursuant to an ordinary resolution passed on 13 June 2002, the Company proposes to invite applications from the public to subscribe for the New Offer Shares (as hereinafter defined) and to offer for subscription the New Placement Shares (as hereinafter defined) by way of private placement, at the relevant prices and on the terms set out in the Prospectus (as hereinafter defined).

(C) The Vendors are collectively the legal and beneficial owners of 28,800,000 shares of S$0.025 each in the share capital of the Company, credited as fully paid and the Vendors propose to invite applications from the public to purchase the Vendor Offer Shares and offer for purchase by way of private placement the Vendor Placement Shares at the relevant prices and on the terms set out in the Prospectus.

(D) The Company has obtained the approval-in-principle of the SGX-ST (as hereinafter defined) for the admission of all of its shares, including those proposed to be issued as aforesaid, to the Official List of the SGX-ST.

(E) The Company and the Vendors have requested the Manager (as hereinafter defined) to manage the Invitation (as hereinafter defined) on their behalf and the Underwriters to subscribe for or purchase, as the case may be, the Offer Shares (as hereinafter defined) not otherwise subscribed for or purchased, as the case may be, pursuant to the Invitation, and the Manager and the Underwriters have respectively agreed to do so in the manner and upon the terms and subject to the conditions hereinafter appearing.

(F) The Company and the Vendors have requested the Placement Underwriters, and the Placement Underwriters have agreed, to subscribe for or purchase, as the case may be, or procure subscriptions for or purchases of, as the case may be, the Placement Shares (as hereinafter defined) upon the terms and subject to the conditions hereinafter appearing.

IT IS HEREBY AGREED as follows:

1. DEFINITIONS

1.1 In this Agreement, unless the context otherwise requires, the following words and expressions shall have the following meanings respectively:

"Closing Date" means the date stated in the Prospectus as the date of the closing of the application list for the Offer Shares (as defined in the Management and Underwriting Agreement) or such other date as the Company and the Placement Underwriters may agree;

"Depository" means The Central Depository (Pte) Limited;

"Dollar(s)" and the symbol "$" mean the lawful currency of Singapore;

"Group" means the Company and its Subsidiaries;

"Invitation" means collectively:

(a) the invitation by the Company to the public to subscribe for the New Offer Shares and the placement by the Company of the New Placement Shares; and

(b) the invitation by the Vendors to the public to purchase the Vendor Offer Shares and the placement by the Vendors of the Vendor Placement Shares,

both on and subject to the terms and conditions set out in the Prospectus;

"Manager" means SBI E2-Capital Pte Ltd;

"New Offer Shares" means the 11,000,000 New Shares for which the Company will invite applications to subscribe from the public;

"New Placement Shares" means the 99,000,000 New Shares for which the Company will invite applications to subscribe by way of private placement;

"New Shares" means the 110,000,000 new ordinary shares of $0.025 each in the share capital of the Company, comprising the New Offer Shares and the New Placement Shares, for which the Company will invite applications to subscribe from the public and by way of private placement respectively;

"Offer Shares" means the New Offer Shares and the Vendor Offer Shares, totalling 13,880,000 new ordinary shares of $0.025 in the share capital of the Company, for which the Company and the Vendors will invite applications from the public to subscribe or purchase, as the case may be;

"Placement Price" means in relation to a Placement Share, $0.25;

"Placement Shares" means the New Placement Shares and the Vendor Placement Shares, totalling 124,920,000 new ordinary shares of $0.025 each in the share capital of the Company, for which the Company and the Vendors will invite applications to subscribe or purchase, as the case may be, by way of private placement;

"Prospectus" means the prospectus relating to the Invitation in the agreed form and includes the Application Form and the form and text of the Electronic Share Application in the agreed form;

"Relevant Proportion" means the proportion which (in the case of the Company) the total number of New Placement Shares or (in the case of each Vendor) the total number of the Vendor Placement Shares as is specified against his name in Schedule 1 bears to the total number of Placement Shares;

"SGX-ST" means the Singapore Exchange Securities Trading Limited;

"Vendor Offer Shares" means the 2,880,000 Vendor Shares for which the Vendors will invite applications from the public to purchase;

"Vendor Placement Shares" means the 25,920,000 Vendor Shares for which the Vendors will invite applications to purchase by way of private placement; and

"Vendor Shares" means the Vendor Offer Shares and the Vendor Placement Shares, totalling 28,800,000 ordinary shares of $0.025 each in the share capital of the Company, for which the Vendors will invite applications to purchase from the public or by way of private placement, as the case may be.

1.2 Words and expressions not otherwise defined in this Agreement shall, unless the context otherwise requires, have the same meanings as in the Management and Underwriting Agreement when used herein.

1.3 Any reference to a document being "in the agreed form" means in the form of the proof or draft thereof signed for identification on behalf of the Company, the Vendors and the Placement Underwriters with such alterations (if any) as may be agreed between the Company, the Vendors and the Placement Underwriters and/or as may be required by the SGX-ST.

1.4 The words "hereof", "hereto", "herein", "hereon", "hereunder" and words of similar import, when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5 Any reference to a statutory provision shall mean such provision and any regulation made in pursuance thereof as the same may from time to time be modified or re-enacted whether before or after the date of this Agreement, to the extent that such modification or re-enactment applies or is capable of applying, to any transaction entered into, and (so far as liability thereunder may exist or can arise) shall also include any past statutory provision or regulation (as from time to time modified or re-enacted) which such provision or regulation directly or indirectly replaced.

1.6 References to "Recitals", "Clauses" and "Schedules" are to recitals and clauses of and schedules to this Agreement.

1.7 Words denoting the singular number include the plural number and vice versa; words denoting any gender include all genders; and words denoting individuals include corporations and vice versa.

1.8 The table of contents and the headings hereof shall not be deemed to be a part of this Agreement or be taken into consideration in the interpretation or construction hereof.

2. SUBSCRIPTION OR PURCHASE OF PLACEMENT SHARES

2.1 Subject to the terms and conditions of this Agreement:

(a) the Company agrees and undertakes to allot and issue the New Placement Shares and the Placement Underwriters agree to subscribe for or to procure the subscription for such number of New Placement Shares as are set out against its name in Schedule 2 hereto at the Placement Price for each Placement Share, making an aggregate Placement Price of $24,750,000 for the Placement Shares;

(b) each Vendor agrees and undertakes to offer such number of Vendor Placement Shares as is specified against his name in Schedule 1 for purchase by way of private placement and the Placement Underwriters agree to purchase or procure the purchase for such number of Vendor Placement Shares as are set out against its name in Schedule 2 hereto at the Placement Price for each Placement Shares.

2.2 The Company hereby covenants that all necessary approvals for the issue of the Placement Shares have been obtained, that such issue is not subject to any pre-emptive rights, and that (without being liable for any acts or omission of any of the Vendors) the Placement Shares when issued and fully paid shall be free from all charges, liens or other encumbrances whatsoever and with all rights attached thereto and will rank in all respects pari passu with the existing issued shares of the Company.

2.3 Each Vendor hereby covenants that (without being liable for any acts or omissions of the Company) such number of Vendor Placement Shares as are specified against his name in Schedule 1 when issued will be free from and clear of all charges, liens and other encumbrances, with all rights attached thereto.

2.4 Each Vendor hereby agrees with and undertakes to the Company and to the Placement Underwriters to transfer such number of the Vendor Placement Shares as specified against his name in Schedule 1 in favour of the Depository for the account of successful applicants or the Placement Underwriters or such other persons as the Placement Underwriters may direct in accordance with Clause 2.5, as the case may be, within (5) Market Days of the Closing Date or such later date as the Company, the Vendors and the Placement Underwriters may mutually agree.

2.5 The Company hereby agrees with and undertakes to the Placement Underwriters that, subject to its receipt of the executed transfer(s) in respect of the Vendor Placement Shares from the Vendors in accordance with Clause 2.4, the Company will allot to and register the share certificate(s) relating to the Placement Shares in the name of the Depository for the account of successful applicants, the Placement Underwriters or such other persons as the Placement Underwriters may direct, as the case may be, within five (5) Market Days of the Closing Date, and deliver or procure the delivery to the Depository of the said share certificate(s) within five (5) Market Days of the Closing Date and cause the relevant return of allotment to be filed with the Registrar in accordance with the provisions of the Companies Act.

2.6 The Placement Underwriters jointly and severally represent, warrant and undertake as follows:

(a) that they are not authorised to give any information or make any representation in connection with the subscription of or purchase, as the case may be, of the Placement Shares other than those contained in the Prospectus and it undertakes with the Company and the Vendors to indemnify the Company and the Vendors against any losses, liabilities, claims, charges, expenses, actions and demands which the Company or any of the Vendors may incur or which may be made against it arising out of or in connection with (i) the giving by the Placement Underwriters of any information or the making by them of any unauthorised representation, which is not contained in the Prospectus or (ii) any failure by it to observe any of the restrictions or agreements contained in this Clause 2.6;

(b) that they will inform subscribers or purchasers, as the case may be, for the Placement Shares that they will not be eligible to make any applications for the Offer Shares and that any such applications by such subscribers shall be construed as multiple applications under the terms of the Prospectus;

(c) that they have complied and will comply with the restrictions set out in Schedule 3 on the subscription or purchase, as the case may be, and delivery of the Placement Shares; and

(d) that the Company and the Vendors shall not have any responsibility for, and the Placement Underwriters will obtain, any consent, approval or permission for the subscription by them of the Placement Shares required of them under, and they will comply with the laws and regulations currently in force in, any jurisdiction to which they are or may be subject.

2.7 In the event of an under-subscription for the Offer Shares, that number of Offer Shares representing the number of Offer Shares under-subscribed shall be made available to satisfy excess application(s) for Placement Shares if there is an over-subscription for Placement Shares.

2.8 In the event of an under-subscription for the Placement Shares, that number of Placement Shares representing the number of Placement Shares under-subscribed shall be made available to satisfy excess application(s) for Offer Shares if there is an over-subscription for Offer Shares.

2.9 The Company and the Vendors shall not have any responsibility in respect of the legality of the Placement Underwriters or other persons offering and selling the Placement Shares in any jurisdiction or in respect of the Placement Shares qualifying for sale in any jurisdiction.

2.10 The obligation of the Placement Underwriters under this Agreement to subscribe for or purchase, as the case may be, and pay for the Placement Shares shall be fully discharged upon payment of an amount equal to the net subscription or purchase moneys for the Placement Shares as provided in Clause 5.

3. WARRANTIES, REPRESENTATIONS AND UNDERTAKINGS

3.1 The Company and the Vendors hereby jointly and severally warrant and represent to the Placement Underwriters as follows:

(a) that the statements of fact contained in this Agreement are true, complete and accurate and where such statements relate to opinions, expectations or intentions, the same are honestly and reasonably held by the directors of the Company and the Vendors (or by their directors if a corporation) after having made all due and careful enquiries;

(b) that, in the context of the Placement, the Prospectus contains all information with regard to each member of the Group, the Group as a whole and the Vendors which is or may be material, such information is true and accurate in all material respects and is not misleading in that or any other context, the opinions and intentions expressed therein have been carefully considered and are honestly held by the directors of the Company and the Vendors (or by their directors if a corporation), there are no other facts the omission of which, in the said context, would or might make any such information or expression misleading and the Company and the Vendors have made all reasonable enquiries to ascertain all facts material for the purpose aforesaid and to verify the truth and accuracy of all such information and will if required supply the Placement Underwriters with such evidence to support the same as it may reasonably require to satisfy itself as to the truth or accuracy thereof;

(c) that all information supplied or to be supplied to the Placement Underwriters for subscribing for or purchasing, as the case may be, or for procuring the subscription for or purchase of, as the case may be, the Placement Shares under or in connection with this Agreement (including but not limited to any information supplied or to be supplied in connection with the listing and quotation of the Company's shares or for the purpose of preparing the Prospectus) is true, accurate and complete in all material respects and that nothing has been or will be supplied or omitted from the information which would or might make any of the information given misleading, inaccurate or incomplete or would or might affect the said listing and quotation or the willingness of the Placement Underwriters to subscribe for or purchase, as the case may be, or procure the subscription for or purchase of, as the case may be, the Placement Shares;

(d) that the financial statements included in the Prospectus present truly and fairly, the financial position of the Company and the Group as at the dates indicated and the results of the operations of the Company and the Group for the periods specified and have been prepared in conformity with generally accepted accounting principles consistently applied and that since the last of such dates, the financial position, business or operations of the Company and the Group have not materially and adversely changed;

(e) that no circumstance, event or situation has arisen which is likely to materially and adversely affect the condition, financial or otherwise, earnings, affairs or business prospects of the Company or the Group or the success of the Invitation, which has not been disclosed in the Prospectus or the accounts of the Company and the Group and which may in any way affect the decision of the Placement Underwriters to subscribe for or purchase, as the case may be, or procure subscriptions for or purchase of, as the case may be, the Placement Shares;

(f) that the statements, forecasts, estimates and expressions of opinion contained in the Prospectus and the listing application as to profits, prospects and dividends have been made after due and proper consideration, and are fair and honest, and represent reasonable expectations based on facts known to the directors of the Company at the date hereof and at the date of issue of the Prospectus respectively;

(g) that each member of the Group is duly incorporated under the laws of its place of incorporation with full power and authority to conduct its business, and is lawfully qualified to do business in each jurisdiction where it carries on business;

(h) that no member of the Group is the subject of any winding-up or judicial management proceedings, receivership and/or management proceedings under Part IX of the Companies Act or analogous proceedings anywhere else in the world, whether voluntary or otherwise, or is entering into any scheme of arrangement for the benefit of creditors or shareholders or any negotiation for the same, and no step has been taken or threat has been made therefor and there are no circumstances likely to give rise thereto;

(i) that no member of the Group is in default or breach under or of any agreement to which it is bound or of any licence, permit, directive, legislation or regulation of any relevant authority applicable to or affecting it, and no litigation, arbitration or other proceedings, criminal charge or investigation involving any member of the Group or any of its directors or executive officers is in progress or is threatened or pending and there are no circumstances which are likely to give rise to any such litigation, arbitration, proceedings, charge or investigation;

(j) that all taxes (whether income tax, property tax or otherwise) of the Group have been duly paid or provided for and that each member of the Group has duly made all returns and given or delivered all notices, accounts and information which on or before the date hereof ought to have been made, given or delivered for the purposes of taxation and all such returns, notices, accounts and information (and all other information supplied to the relevant revenue or other fiscal authority concerned for any such purpose) have been correct and made on a proper basis and none of such returns, notices, accounts or information is disputed in any respect by the revenue or fiscal authority concerned and there is no fact which might be the occasion of any such dispute or

of any claim for taxation in respect of any financial period not provided for;

(k) that the records, statutory books and books of account of each member of the Group are maintained in accordance with all legal requirements applicable thereto and contain a true, complete and accurate record in all material respects of all matters required to be dealt with therein, that all such records and books and all other documents including documents of title which are its property are in its possession or under its control, and that all returns, particulars, resolutions and other documents required to be filed with or delivered to the Registrar or any equivalent public official or authority elsewhere in the world by each member of the Group have all been correctly and properly prepared and so filed or delivered;

(l) that each member of the Group has good marketable title to all properties owned by it, and that all the assets of the Group of an insurable nature have at all material times been and are at the date hereof adequately insured against fire and other risks normally insured against by corporations carrying on similar businesses or owning assets of a similar nature, and all the policies therefor are in force and enforceable;

(m) that, save as disclosed in the Prospectus, each member of the Group has since the date of its latest audited accounts carried on business in the ordinary and usual course and since such date has not entered into any contracts or commitments of an unusual or onerous nature, and that no outstanding indebtedness or contingent liability has since the said date become payable by or enforceable against it by reason of any default on its part or on the part of any other member of the Group which will materially affect the financial position of the Company or the Group;

(n) that the Invitation and the compliance by the Company and the Vendors with their terms and the terms of this Agreement:

(i) are and will be in accordance with the provisions of the memorandum and articles of association of the Company or its Subsidiary or the Vendors (if a corporation) and any legislation or regulation applying to or affecting the Company or its Subsidiary or any of the Vendors;

(ii) have been duly authorised by the Company and the Vendors; and

(iii) do not infringe the terms of or constitute a default under or cause to be exceeded any limit imposed by any agreement or other instrument or obligation to which the Company or its Subsidiary or any of the Vendors is a party or by which any part of their respective undertaking, assets, properties or revenues is

bound or any legislation or regulation or stock exchange requirement or government or administrative policy or directive applying to or affecting the Company or any member of the Group or any of the Vendors;

(o) that the Prospectus contains all particulars and information required by, and in accordance with, the Companies Act, the Listing Manual of the SGX-ST and all other relevant statutes and regulations in Singapore;

(p) that upon fulfilment of the conditions referred to in Clause 12.1(b) of the Management and Underwriting Agreement, all consents, approvals, authorizations or other orders required of or by the Company or any of the Vendors under the laws of every applicable jurisdiction or the requirements of any competent authority for or in connection with the Invitation and the Placement will have been obtained and be in full force and all other actions will have been taken by or on behalf of the Company or the Vendors to comply with all such legal and other requirements or the terms of any such consent, approval or authorization;

(q) that pending the completion of the Invitation, the Company will not increase its issued share capital or otherwise vary its capital structure (save to the extent contemplated by the Invitation);

(r) that save for options granted under the Citiraya Share Option Scheme, no share of the Company is now under option or is agreed conditionally or unconditionally to be created or issued or put under option; and

(s) that the Company and the Vendors have the necessary power and authority to enter into and perform this Agreement and that the execution of this Agreement by each of them has been duly authorised so that upon such execution this Agreement will constitute valid, binding and enforceable obligations of the Company and the Vendors in accordance with its terms.

4. INDEMNITIES

4.1 The commitment of each Placement Underwriter to subscribe for or purchase, as the case may be, or to procure the subscription for or purchase of, as the case may be, the Placement Shares under this Agreement is made on the basis of the warranties and representations contained in Clause 3 being true and accurate in all respects with the intention that the same shall remain true and accurate in all respects up to and including the Closing Date with reference to the facts and circumstances existing on each such day during such time and the Company and the Vendors accordingly hereby agree with the Placement Underwriters that they will jointly and severally:

(a) hold the Placement Underwriters fully and effectively indemnified against all and any losses, liabilities, costs, damages, claims, charges, expenses, actions or demands (including, without limitation, all such

costs, charges and expenses as the Placement Underwriters may, after compliance with Clause 4.2 below pay or incur in disputing such claims, actions or demands) which they may sustain, incur or pay or which may be assessed, charged or made against them as a result of or in relation to any misrepresentation by the Company or any of the Vendors or any breach of the said warranties or representations or any failure or delay on the part of the Company or any of the Vendors to perform the said undertakings; and

(b) notify the Placement Underwriters of any change which is or may be of a material nature affecting any of the said warranties, representations or undertakings and take such steps, actions or demands as may be reasonably requested by the Placement Underwriters to remedy and/or publicise the same.

4.2 If any Placement Underwriter shall become aware of any claim relevant for the purposes of this Clause 4, it will give notice in writing thereof to the Company and the Vendors and will take such action as any of the Company or the Vendors may reasonably request to avoid, dispute, resist, compromise, defend or appeal against the claim, actions or demands and any adjudication in respect thereof but subject to its being indemnified and secured to its reasonable satisfaction against all losses, damages, costs and expenses which it may thereby render itself liable to suffer or incur or pay.

4.3 Without prejudice to their joint and several liability under this Clause 4, the Company and the Vendors hereby agree to contribute in the Relevant Proportion towards any liability the Placement Underwriters may incur towards any other person who subscribes for or purchases, as the case may be, any Placement Shares in respect of losses or damage suffered on account of untrue statements in or wilful omissions of material facts from the Prospectus.

5. COMPLETION

5.1 Subject to the terms and conditions of this Agreement, completion for the subscription or purchase, as the case may be, of the Placement Shares shall take place on the Closing Date at the registered office of the Company or at such place as the Company, the Vendors and the Placement Underwriters may mutually agree.

5.2 By not later than 12.00 p.m. on the Closing Date, each Placement Underwriter will apply, or procure applications, on the terms of the Prospectus (so far as the same are applicable) for the number of Placement Shares as set out against its name in Schedule 2 and will pay or procure payment to the Company and the Vendors of, the net subscription or purchase moneys for the Placement Shares being the aggregate Placement Price for the Placement Shares less the commission payable to it referred to in Clause 6 by cashier's order drawn in Singapore currency made out in favour of "Citiraya Industries Share Issue Account". The Company shall deliver or procure the delivery of the share certificates relating to the Placement Shares to the Depository within five (5) Market Days of the Closing Date for the account of such Placement Underwriter or its nominee(s).

5.3 In default of any Placement Underwriter complying with its obligations under Clause 5.2 above, the Company and the Vendors shall be entitled (and are hereby irrevocably authorised) to treat this Agreement as that defaulting Placement Underwriter's application for the Placement Shares and to allot and issue the same to that Placement Underwriter and payment thereof at the Placement Price for the Placement Shares (less the commission payable to that Placement Underwriter as referred to in Clause 6) will be made by that defaulting Placement Underwriter forthwith to the Company and the Vendors in the Relevant Proportion.

6. COMMISSION AND BROKERAGE

6.1 In consideration of the agreement of the Placement Underwriters contained in Clause 2 to subscribe for or procure subscription for, and payment for, the Placement Shares, the Company and the Vendors agree to pay in the Relevant Proportion to the Placement Underwriters a commission of 2.5% of the aggregate Placement Price for all the Placement Shares. The placement commission shall be payable notwithstanding that the Placement Underwriters are released or discharged pursuant to the terms of this Agreement. The said commission with respect to UOB Kay Hian Private Limited shall be shared as follows:

(a) UOB Kay Hian Private Limited shall be paid a placement commission of 1.5% of the aggregate Placement Price for all the Placement Shares to be placed by UOB Kay Hian Private Limited as set out in Schedule 2; and

(b) the praecipium in respect of the remaining 1.0% of the aggregate Placement Price for all the Placement Shares to be placed by UOB Kay Hian Private Limited as set out in Schedule 2 shall be paid to SBI E2-Capital Pte Ltd.

7. WARRANTIES BY PLACEMENT UNDERWRITERS

Each Placement Underwriter warrants to and for the benefit of the Company and the Vendors that:

(a) it has the power to enter into, exercise its rights, and perform and comply with its obligations, under this Agreement;

(b) all actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents) in order (i) to enable it lawfully to enter into, exercise its rights, and perform and comply with its obligations under this Agreement and (ii) to ensure that those obligations are legally binding and enforceable, have been taken, fulfilled and done;

(c) its entry into, exercise of its rights and/or performance of or compliance with its obligations under this Agreement do not and will not violate (i) any law to which it is subject, (ii) its memorandum and articles of

association or (iii) any agreement to which it is a party or which is binding on it or its assets; and

(d) its obligations under this Agreement are valid, binding and enforceable in accordance with its terms.

8. CONDITIONAL AGREEMENT

8.1 The obligations of the Placement Underwriters under this Agreement are conditional upon the Management and Underwriting Agreement not being determined, rescinded or terminated pursuant to the provisions of Clause 13 of the Management and Underwriting Agreement. In the event of the non-fulfilment of any of the conditions contained in Clause 12 of the Management and Underwriting Agreement or the release or discharge of the Manager and the Underwriters from their respective obligations under the Management and Underwriting Agreement pursuant to Clause 11 thereof or the determination, rescission or termination of the Management and Underwriting Agreement for any reason whatsoever, this Agreement shall be terminated and the parties hereto shall (except as otherwise specifically provided herein) be released from their respective obligations under this Agreement.

8.2 The Company and the Vendors hereby acknowledge that notwithstanding anything contained in this Agreement, each of the Placement Underwriters shall:

(i) have absolute discretion as it may deem fit at any time and from time to time to amend, modify, waive or delay in exercising any of its rights under the terms of the Management and Underwriting Agreement including, without limitation, agreeing to amend the terms and conditions of the Management and Underwriting Agreement, and to determine, terminate or rescind the Management and Underwriting Agreement; and

(ii) have full and absolute power and discretion to determine all questions and doubts which may arise under or in connection with the Management and Underwriting Agreement and to form any opinion on any matter relating thereto including, but not limited to, all questions relating to the satisfaction or otherwise of any of the conditions in or the termination of the Management and Underwriting Agreement.

9. SUB-PLACEMENT

Each Placement Underwriter shall be at liberty to enter into sub-placement arrangements in respect of its obligations under this Agreement upon such terms and conditions as it may deem fit, provided that no Placement Underwriter shall thereby be released from any of its obligations to the Company and the Vendors hereunder, and provided further that no Placement Underwriter or any such sub-placee shall subject the Company and the Vendors to any registration or prospectus requirements under the laws of any jurisdiction outside Singapore. The Placement Underwriters shall pay any commissions due to the sub-placees they contract with out of the commission paid to them pursuant to Clause 6.

10. EXPENSES

10.1 The Company and the Vendors agree to bear and pay in the Relevant Proportion all costs and expenses (including stamp duty, if any) in connection with the allotment and issue of the Placement Shares including, without limitation, the preparation, printing and execution of this Agreement and all other documents relating to the issue of the Placement Shares.

10.2 All costs and expenses referred to in this Clause 10 shall be payable notwithstanding that the Placement Underwriters are released or discharged pursuant to the terms of this Agreement.

10.3 All payments of fees and commissions hereunder will be made without deduction or withholding or on account of any taxes, duties or other levies (including but not limited to any taxes, duties or levies on the supply of goods and services). If the Company or any of the Vendors are required by law to deduct or withhold any such taxes, duties or levies, the Company and/or the Vendors shall pay such additional amounts as shall be necessary in order that the net amounts received by the Placement Underwriters after such deduction or withholding shall equal the amounts which would have been receivable by the Placement Underwriters had no such deduction or withholding been required to be made.

10.4 Without prejudice to Clause 10.3 hereof, any tax, duty or levy payable by the Placement Underwriters arising from or in connection with The Goods and Services Tax Act 1993 in respect of fees or commissions receivable by the Placement Underwriters under this Agreement shall be borne by the Company and the Vendors in the Relevant Proportion. The Company and the Vendors shall, within seven (7) days of the receipt of any notice from the Placement Underwriters setting out in reasonable details the amount to be paid by the Company and the Vendors, make payment of such amount as would compensate the Placement Underwriters for any tax, duty or levy paid by any of them.

11. TIME OF ESSENCE

Any time or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Company, the Vendors and the Placement Underwriters but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid time shall be of the essence.

12. THIRD PARTIES' RIGHTS

Nothing in this Agreement is intended to grant to any third party any right to enforce any term of this Agreement or to confer on any third party any benefits under this Agreement for the purposes of the Contract (Rights of Third Parties) Act 2001 and any re-enactment thereof, the application of which legislation is hereby expressly excluded.

13. NOTICES

Any notice to be given hereunder may be given by letter delivered in person, or by telex or facsimile, or by telephone (but in the case of notification by telephone with

subsequent confirmation by letter delivered in person, or by telex or facsimile despatched, within 24 hours). Such notice shall take effect at the time of delivering such letter, despatching such telex or facsimile or making such telephone call if so delivered, despatched or made to the following addresses or destinations or to such other addresses or destinations as may from time to time be notified (in accordance with this Clause 13) by the relevant party to the other:

if to the Company:	65 Tech Park Crescent Singapore 637787 Facsimile: 6266 6731 Telephone: 3264 4338
if to the Vendors:	As set out in Schedule 1
if to the Placement Underwriters:	SBI E2-Capital Securities Limited 20/F Henley Building 5 Queen's Road Hong Kong SAR Facsimile: c/o 6227 3936 Telephone: c/o 6220 6550 UOB Kay Hian Private Limited 80 Raffles Place #30-01 UOB Plaza 1 Singapore 048624 Facsimile: 6438 0606 Telephone: 6536 8674 J. M. Sassoon & Co. (Pte) Ltd. 1 Raffles Place #43-00 OUB Centre Singapore 048616 Facsimile: 6532 7422 Telephone: 6532 7880 Kim Eng Ong Asia Securities Pte Ltd 9 Temasek Boulevard #12-00 Suntec Tower Two Singapore 038989 Facsimile : 6334 7097 Telephone : 6337 7311

Phillip Securities Pte Ltd
95 South Bridge Road #11-00
Pidemco Centre
Singapore 058717

Facsimile	:	6535 7269
Telephone	:	6212 1818

Lim & Tan Securities Pte Ltd
10 Collyer Quay #12-00
Ocean Building
Singapore 049315

Facsimile	:	6536 6391
Telephone	:	6533 0595

14. GOVERNING LAW

This Agreement shall be governed by, and construed in accordance with, the laws of Singapore.

IN WITNESS WHEREOF the authorised representatives of the parties have hereunto set their hands.

SCHEDULE 1

Name and contact details of Vendor	Number of Vendor Shares	Number of Vendor Placement Shares
Kuo Ming-Tsung 1F, No. 3, Lane 242 Tzuen Hsien Street, Pei-Tou Taipei, Taiwan Republic of China	4,612,000	4,150,800
Chen Ho-Ching No. 1, Alley 8, Lane 88, Sec. 1 Gin-Lin Road, Pin-Tszeng City Tao-Yuan Shien, Taiwan Republic of China	4,612,000	4,150,800
Ung Yoke Hooi 9 Jalan Bukit Kempas 2/8 Taman Bukit Kempas 81200 Johor Bahru Johor	4,612,000	4,150,800
Tan Kim Yeow Blk 639 Choa Chu Kang Street 64 #05-17 Singapore 680639	2,306,000	2,075,400
Seow Siew Lan Blk 683 Tessensohn Road #04-123 Singapore 210683	3,434,000	3,090,600

Name and contact details of Vendor	Number of Vendor Shares	Number of Vendor Placement Shares
Lai Wee Ngen 3 Mount Sophia #08-00 Singapore 228450	4,612,000	4,150,800
Ng Teck Boon Blk 660 Choa Chu Kang Crescent #19-85 Singapore 680660	4,612,000	4,150,800

SCHEDULE 2

Underwriting Commitments

Placement Underwriter	**Number of Placement Shares**	**%**	**Number of New Placement Shares**	**Number of Vendor Placement Shares**
SBI E2-Capital Securities Limited	2,880,000	2.3	2,277,000	596,160
UOB Kay Hian Private Limited	110,540,000	88.5	87,615,000	22,939,200
J.M. Sassoon & Co. (Pte) Ltd	2,500,000	2.0	1,980,000	518,400
Kim Eng Ong Asia Securities Pte Ltd	5,000,000	4.0	3,960,000	1,036,800
Phillip Securities Pte Ltd	2,500,000	2.0	1,980,000	518,400
Lim & Tan Securities Pte Ltd	1,500,000	1.2	1,188,000	311,040
TOTAL UNDERWRITING COMMITMENT	124,920,000	100	99,000,000	25,920,000

SCHEDULE 3

SELLING RESTRICTIONS

Save for the lodgement of the Prospectus with the Registrar of Companies and Businesses in Singapore, no action has been or will be taken in any jurisdiction by the Company or the Vendors that would permit a public offering of the Placement Shares, or possession or distribution of the Prospectus or any offering or publicity material relating to the Placement Shares, in any country or jurisdiction where action for that purpose is required. Each Placement Underwriter will comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers the Placement Shares or has in its possession or distributes the Prospectus or any such material, in all cases at its own expense. Each Placement Underwriter will also ensure that no obligations are imposed on the Company or the Vendors in any such jurisdiction as a result of any of the foregoing actions. The Company and the Vendors will not have responsibility for and the Placement Underwriters will obtain any consent, approval or permission required by them for, the acquisition, offer, sale or delivery by them of the Placement Shares under the laws and regulations in force in any jurisdiction to which they are subject or in or from which they make any acquisition, offer, sale or delivery. The Placement Underwriters are not authorised to make any representation or use any information in connection with the issue, subscription and sale of the Placement Shares other than as contained in the Prospectus or any amendment or supplement to it or information which has been made public by the Company.

The Company

CITIRAYA INDUSTRIES LTD

By: ______________________

Name: NG AH HUA

Designation: CEO CUM DEPUTY CHAIRMAN

The Vendors

Kuo Ming Tsung

KUO MING-TSUNG

CHEN HO-CHING

UNG YOKE HOOI

TAN KIM YEOW

SEOW SIEW LAN

LAI WEE NGEN

NG TECK BOON

The Placement Underwriters

SBI E2-CAPITAL SECURITIES LIMITED

By: ____________________

Name: AW SOON BENG

Designation: CHIEF OPERATING OFFICER

UOB KAY HIAN PRIVATE LIMITED

By: ____________________

Esmond Choo
Executive Director

Name: ____________________

Designation: ____________________

J. M. SASSOON & CO. (PTE) LTD

J. M. SASSOON & CO. (PTE) LTD

By: ______________________

ROY CLAYTON
EXECUTIVE DIRECTOR

Name: ______________________

Designation: ______________________

KIM ENG ONG ASIA SECURITIES PTE LTD

By: ______________________

Name: ONG SENG GEE
Executive Director

Designation: ______________________

PHILLIP SECURITIES PTE LTD

By: ______________________

LIM WAH TONG

Name: ______________________

PHILL[illegible] PTE LTD
(Stock & Share Brokers)
95 South Bridge Road
#11-17, Pidemco Centre
Singapore 0105.

Designation: ______________________

LIM & TAN SECURITIES PTE LTD

By: ______________________

Mrs Esther Seet

Name: ______________________

Designation: EXECUTIVE DIRECTOR

MASNET No. 88 OF 30.07.2002
Announcement No. 88

CITIRAYA INDUSTRIES LTD

BALLOTING RESULTS



Ballot results.pdf

Submitted by Tan San-Ju, Company Secretary on 30/07/2002 to the SGX


itiraya

CITIRAYA INDUSTRIES LTD

(Incorporated in the Republic of Singapore on 28 November 1992)

Invitation in respect of 138,800,000 ordinary shares of S$0.025 each comprising 110,000,000 New Shares and 28,800,000 Vendor Shares as follows:–

(1) 13,880,000 Offer Shares at S$0.25 for each Offer Share by way of public offer; and

(2) 124,920,000 Placement Shares by way of placement comprising:–

(i) a minimum of 111,040,000 Placement Shares at S$0.25 for each Placement Share; and

(ii) up to 13,880,000 Reserved Shares at S$0.25 for each Reserved Share reserved for management, Independent Directors, employees, business associates and those who have contributed to the success of the Company,

payable in full on application.

The Board of Directors of Citiraya Industries Ltd ("Citiraya" or the "Company") is pleased to announce that, at the close of the Application List at 12.00 noon on 29 July 2002, there were 6,478 valid applications for the 13,880,000 Offer Shares available to the public for subscription. In total, these subscribers applied for 229,441,000 Offer Shares, with application monies received amounting to approximately S$57.4 million. Based on the enlarged number of 14,136,000 Shares available to the public for subscription (comprising 13,880,000 Offer Shares and 256,000 Placement Shares in respect of rejected applications), the public offer is approximately 16.23 times subscribed.

124,664,000 Placement Shares (including 13,880,000 Reserved Shares) have been validly subscribed for. Application monies received for these Placement Shares amounted to S$31.2 million.

Based on the total Invitation size of 138,800,000 ordinary shares and the total applications amounting to 367,985,000 Shares (comprising the 124,664,000 Placement Shares, 13,880,000 Reserved Shares and 229,441,000 Offer Shares), the Invitation is approximately 2.65 times subscribed.

To ensure a reasonable spread of shareholders, the Board of Directors of the Company has decided on the following basis of allotment for the Offer Shares:-

Range of Offer Shares Applied for ('000)	Balloting Ratio	No. of Offer Shares Allotted per Successful Applicant ('000)	Percentage of Total No. of Offer Shares Available to the Public (%)	No. of Successful Applicants
1	15 : 50	1	1.42	200
2 to 4	16 : 50	2	5.38	380
5 to 9	18 : 50	2	3.44	243
10 to 19	21 : 50	3	18.40	867
20 to 49	23 : 50	4	8.77	310
50 to 99	25 : 50	7	12.13	245
100 to 499	28 : 50	14	33.57	339
500 to 999	38 : 50	22	7.16	46
1,000 and above	40 : 50	32	9.73	43
			100.00	2,673

Of the applications received for the 111,040,000 Placement Shares, certain applications in respect of an aggregate of 256,000 Placement Shares were rejected. Accordingly, these 256,000 Placement Shares has been included as Offer Shares for subscription by the public. The spread of the remaining 110,784,000 Placement Shares is as follows:-

Range of Placement Shares Applied for ('000)	Number of Placees
1 to 9	1,128
10 to 49	479
50 to 99	86
100 to 499	113
500 to 999	19
1,000 and above	41
	1,866

The 13,880,000 Reserved Shares were fully taken up by the management, independent Directors, employees, business associates and those who have contributed to the success of the Company. The spread of Reserved Shares is as follows:

Range of Reserved Shares Applied for ('000)	Number of Applicants
1 to 9	6
10 to 49	32
50 to 99	9
100 to 499	13
500 to 999	3
1,000 and above	3
	66

The three Independent Directors of the Company were offered an aggregate of 1,200,000 Reserved Shares as stated in the Prospectus dated 20 July 2002. Their acceptances are as shown below:-

Name	Designation	Number of Reserved Shares Offered and Accepted ('000)
Dr Lim Chun Leng Michael	Non-Executive Chairman	600
Tan Gim Soo	Independent Director	360
Lim Poh Kiat	Independent Director	240

The Company's Shares will commence trading on a "ready" basis on 31 July 2002. There will be NO trading on a "when-issued" basis.

The return of unsuccessful applications using printed Application Forms by ordinary post at the risk of the unsuccessful applicants, together with the full amount of the application moneys (without interest or any share of revenue or other benefit arising therefrom), is expected to be completed within three (3) market days after the close of the Application List. For unsuccessful Electronic Applications, it is expected that the full amount of the application moneys (without interest or any share of revenue or other benefit arising therefrom) will be credited to the applicants' accounts with their Participating Banks (as defined in the Prospectus dated 20 July 2002) within three (3) market days after the close of the Application List.

In respect of partially successful applications, the balance of the application moneys is expected to be refunded (without any interest or any share of revenue or other benefit arising therefrom) to the applicants, by ordinary post at their own risk (in the case of applications made using printed Application Forms) or through the crediting of the relevant amount to the applicants' accounts with their Participating Banks (in the case of Electronic Applications) within fourteen (14) days after the close of the Application List.

The Board of Directors of Citiraya is pleased to advise that CPF members may, with effect from the date on which the Company's Shares are traded as indicated above, use their CPF savings (subject to the 35 per cent. of investible savings) to purchase the Company's Shares under and subject to the requirements of the CPF Investment Scheme.

The Company wishes to thank the public who have applied for the Offer Shares and the Placement Shares, the relevant authorities and all who have helped in one way or another in the Company's initial public offering, for their support and assistance.

Issued by
SBI E2-Capital Pte Ltd

For and on behalf of
Citiraya Industries Ltd

30 July 2002

MASNET No. 22 OF 31.07.2002
Announcement No. 32



CITIRAYA INDUSTRIES LTD

Notice Of Changes In Director's Interests

Name of director: Lai Wee Ngen William

Date of notice to company: 31/07/2002

Date of change of interest: 31/07/2002

Name of registered holder: Lai Wee Ngen William

Circumstance(s) giving rise to the interest: Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 2,000,000
% of issued share capital: 0.4

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.26

No. of shares held before the transaction: 17,388,000
% of issued share capital: 3.2

No. of shares held after the transaction: 15,388,000
% of issued share capital: 2.8

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	17,388,000
% of issued share capital:	0	3.2
No. of shares held after the transaction:	0	15,388,000
% of issued share capital:	0	2.8
Total shares:	0	15,388,000

Submitted by Tan San-Ju, Company Secretary on 31/07/2002 to the SGX

MASNET No. 87 OF 02.08.2002
Announcement No. 99



CITIRAYA INDUSTRIES LTD

Citiraya Industries Limited has been providing recycling services to STMicroelectronics in Muar, Malaysia.

"Citiraya Italia S.r.l", our licensed collection centre in Italy has informed Citiraya Industries Limited that they have signed a world-wide collection contract with STMicroelectronics. This contract is an annual contract with availability to renew for a further 2 years. With this new contract coming in place, Citiraya Industries Limited will in future be servicing, in addition to the existing STMicroelectronics (Muar) client in Malaysia, 7 other plants of STMicroelectronics , namely 1 in Malta, 3 in Morocco, 1 in China, and 2 in Singapore.

This new contract will increase our current annual collection from STMicroelectronics from approximately 60 MT a year to an estimated 8,800 MT a year .

This is expected to have a positive impact on the earnings of Citiraya Industries Limited.

Citiraya Industries Limited is also currently in advanced stages of negotiations with other multinational companies. The Company will make the necessary announcements as and when such negotiations are finalized.

None of the Directors or substantial shareholders of Citiraya Industries Limited has any interest, direct or indirect, in the contract.

About Citiraya

Listed on the Main Board of Singapore Exchange Limited in July 2002, Citiraya is a global company with presence across Asia, Europe and South America through its 10 collection centres worldwide. The Company provides a one-stop service to global MNCs such as Nokia, IBM, Philips, 3M, AMD, Motorola, Seagate and Gemplus, recycling and processing their electronic components and products to extract precious metals like gold, silver, palladium and platinum. Through its environmentally friendly processes, Citiraya is able to optimise the use of raw materials such that there is zero landfill.

Submitted by Tan San-Ju, Company Secretary on 02/08/2002 to the SGX

MASNET No. 100 OF 02.08.2002
Announcement No. 112



CITIRAYA INDUSTRIES LTD

Notice Of Changes In Director's Interests

Name of director: Lim Chun Leng Michael

Date of notice to company: 31/07/2002

Date of change of interest: 30/07/2002

Name of registered holder: Lim Chun Leng Michael

Circumstance(s) giving rise to the interest: Others
Please specify details: Allotment of Reserved Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 600,000
% of issued share capital: 0.11

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.25

No. of shares held before the transaction: 0
% of issued share capital: 0

No. of shares held after the transaction: 600,000
% of issued share capital: 0.11

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	0	600,000
% of issued share capital:	0	0.11
Total shares:	0	600,000

No. of Options: 600,000

Submitted by Tan San-Ju, Company Secretary on 02/08/2002 to the SGX



MASNET No. 101 OF 02.08.2002
Announcement No. 113



CITIRAYA INDUSTRIES LTD

Notice Of Changes In Director's Interests

Name of director: Lim Poh Kiat

Date of notice to company: 02/08/2002

Date of change of interest: 30/07/2002

Name of registered holder: Lim Poh Kiat

Circumstance(s) giving rise to the interest: Others
Please specify details: Allotment of Reserved Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 240,000
% of issued share capital: 0.04

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.25

No. of shares held before the transaction: 0
% of issued share capital: 0

No. of shares held after the transaction: 240,000
% of issued share capital: 0.04

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	0	240,000
% of issued share capital:	0	0.04
Total shares:	0	240,000

No. of Options: 275,000

Submitted by Tan San-Ju, Company Secretary on 02/08/2002 to the SGX

MASNET No. 103 OF 02.08.2002
Announcement No. 115



CITIRAYA INDUSTRIES LTD

Notice Of Changes In Director's Interests

Name of director: Tan Gim Soo

Date of notice to company: 31/07/2002

Date of change of interest: 30/07/2002

Name of registered holder: Tan Gim Soo

Circumstance(s) giving rise to the interest: Others
Please specify details: Allotment of Reserved Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 360,000
% of issued share capital: 0.07

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.25

No. of shares held before the transaction: 0
% of issued share capital: 0

No. of shares held after the transaction: 360,000
% of issued share capital: 0.07

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	0	360,000
% of issued share capital:	0	0.07
Total shares:	0	360,000

No. of Options: 550,000

Submitted by Tan San-Ju, Company Secretary on 02/08/2002 to the SGX

MASNET No. 29 OF 07.08.2002
Announcement No. 44



CITIRAYA INDUSTRIES LTD

Citiraya Industries appoints The Bank of New York to establish its American Depositary Receipt ("ADR") program

The Board of Directors ("Directors") of Citiraya Industries Ltd ("Company") wishes to announce that the Company has appointed The Bank of New York as Depositary for its American Depositary Receipt (ADR) program.

Rationale for the ADR program

The Directors believe that the ADR program provides easy access to investors in the U.S. interested in Citiraya to invest in the Company. When the ADR program is completed, the Company will be able to tap into the U.S. capital market for future expansion through fund raising activities.

The ADR program is subject to approvals being obtained from the relevant U.S. regulatory authorities.

About The Bank of New York

The Bank of New York is one of the largest financial holding companies in the United States, with a total assets of US$77.1 billion and total shareholders' equity exceeding US$6.2 billion. Their primary businesses are concentrated in securities servicing and global payment services, corporate banking, retail banking, private client services and asset management, and financial market services.

About Citiraya

Listed on the Main Board of the Singapore Exchange Securities Trading Limited in July 2002, Citiraya is a global company with a strong presence across Asia, Europe and South America through its 10 collection centres worldwide. The Company provides a one-stop service to global MNCs such as Nokia, IBM, ST Microelectronics, Philips, 3M, AMD, Motorola, Seagate and Gemplus, recycling and processing their electronic components and products to extract precious metals like gold, silver, palladium and platinum. Through its environmentally friendly processes, Citiraya is able to optimise the use of raw materials such that there is zero landfill.

Submitted by Tan San-Ju, Company Secretary on 07/08/2002 to the SGX

MASNET No. 50 OF 06.09.2002
Announcement No. 67



CITIRAYA INDUSTRIES LTD

CITIRAYA AWARDED 6 CONTRACTS

The Board of Directors of Citiraya Industries Ltd (the "Company") is pleased to announce that it has secured 6 contracts from the following companies:

1. Teleplan Service Solutions Asia BV
2. Compaq Computer Asia/Pacific Pte Ltd
3. Hewlett-Packard Singapore (Sales) Pte Ltd
4. Seagate Technology International Pte Ltd
5. Hewlett-Packard Far East Pte Ltd
6. Fujikura Kasei (S) Pte Ltd



Due to the nature of the Company's business, it is difficult for the Company to ascertain at this point in time whether the contracts will become material. However, the Company will make an announcement as and when it can determine that the contracts have become material and have an impact on the financial position of the Company.

Submitted by Tan San-Ju, Company Secretary on 06/09/2002 to the SGX

MASNET No. 53 OF 06.09.2002
Announcement No. 70

CITIRAYA INDUSTRIES LTD

Half Year Financial Statement And Dividend Announcement

Financial statements for the six months ended 30 June 2002.
These figures have not been audited.

-		Group			Company		
-		S$'000		%	S$'000		%
-	-	30 June 2002	30 June 2001	Increase/ (Decrease)	30 June 2002	30 June 2001	Increase/ (Decrease)
1.(a)	Turnover	24,348	16,828	45	24,348	16,828	45
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	14,671	16,474	(11)	14,671	16,474	(11)
1.(c)	Gross profit/loss	9,677	354	NM	9,677	354	NM
1.(d)	Investment income	0	0	0	0	0	0
1.(e)	Other income including interest income	2,002	3	NM	2,002	3	NM
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	9,062	(1,657)	NM	9,062	(1,657)	NM
2.(b)(i)	Interest on borrowings	(678)	(675)	NM	(678)	(675)	NM
2.(b)(ii)	Depreciation and amortisation	(689)	(532)	30	(689)	(532)	30
2.(b)(iii)	Foreign exchange gain/(loss)	(74)	(9)	NM	(74)	(9)	NM
2.(c)	Exceptional items (provide separate disclosure of items)	0	0	0	0	0	0

-		Group			Company		
-		S$'000		%	S$'000		%
-	-	30 June 2002	30 June 2001	Increase/ (Decrease)	30 June 2002	30 June 2001	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	7,621	(2,873)	NM	7,621	(2,873)	NM
2.(e)	Income derived from associated companies	74	0	NM	74	0	NM

	(With separate disclosure of any items included therein which are exceptional because of size & incidence)						
2.(f)	Operating profit before income tax	7,695	(2,873)	NM	7,695	(2,873)	NM
2.(g)	Less income tax (Indicate basis of computation)	(1,677)	0	NM	(1,677)	0	NM
2.(g)(i)	Operating profit after tax before deducting minority interests	6,018	(2,873)	NM	6,018	(2,873)	NM
2.(g)(ii)	Less minority interests	0	0	0	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	6,018	(2,873)	NM	6,018	(2,873)	NM
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0

-		Group S$'000		%	Company S$'000		%
-	-	30 June 2002	30 June 2001	Increase/ (Decrease)	30 June 2002	30 June 2001	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	6,018	(2,873)	NM	6,018	(2,873)	NM

Note:
NM = not meaningful

Note:
Income Tax
The income tax charged to the profit and loss account represents tax at the current tax rate based on taxable profits earned during the financial period.

-	Group Figures	
-	Latest period	Previous corresponding period
-		

3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	24.72%	(17.07)%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	35.25%	(49.22)%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on weighted average number of ordinary shares in issue	1.4 cents	(0.7 cents)
	(ii) On a fully diluted basis	0	0
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on	3.9 cents	1.3 cents

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

	30/6/2002	30/6/2001	Increase/Decrease
	$'000	$'000	%
Distribution Costs	1,787	1,352	32
Administration Expenses	1,519	1,194	27
Total operating expenses	3,306	2,546	30

Notes:

The operating expenses were higher in line with our increased turnover and business activities.

The Company was listed on the Singapore Exchange Securities Trading Limited on 31 July 2002.

Notes:

(i) Notes to item 3.(c):

Earnings per share for the periods ended 30 June 2002 and 30 June 2001 was computed based on the number of shares in issue of 440,000,000 ordinary shares of $0.025 each.

(ii) Notes to item 3.(d):

Net tangible asset backing per ordinary share at 30 June 2002 and 30 June 2001 was computed based on the number of shares in issue of 440,000,000 ordinary shares of $0.025 each.

(iii) The base of 440,000,000 ordinary shares of $0.025 each as at 30 June 2001 is used for comparison purposes. As at 30 June 2001, the actual issued and fully paid capital was 6,000,000 ordinary shares of $1.00 each.

Item 4 is not applicable to interim results		Group S$'000		%	Company S$'000		%
-	-	30 June 2002	30 June 2001	Increase/ (Decrease)	30 June 2002	30 June 2001	Increase/ (Decrease)
4.(a)	Sales reported for first half year						
4.(b)	Operating profit [2(g) (i) above] reported for first half year						
4.(c)	Sales reported for second half year						
4.(d)	Operating profit [2(g) (i) above] reported for second half year						

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

NIL

5.(b) Amount of any pre-acquisition profits

There are no pre-acquisition profits.

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
NIL	$0.00

5.(d) Any other comments relating to Paragraph 5

NIL

6. Segmental Results

The Company operates in two business segments - recycling and trading. The dominant source and nature of the Company's risks and returns are based on business segments. Therefore, the primary segment of the Company is business segment.

Segments results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business Segments

The Company has the following main business segments:

Recycling - Provision of a one-stop recycling and processing services centre for the electronics industry.

Trading - Trading of plastics and non-precious metal materials.

	Turnover		Profit before Interest and Tax	
	30/6/2002	30/6/2001	30/6/2002	30/6/2001
	S$'000	S$'000	S$'000	S$'000
By Business segments				
Recycling services	12,813	4,069	3,103	(1,663)
Trading	11,535	12,759	5,196	(535)
Total	24,348	16,828	8,299	(2,198)

Segment Reporting

Geographical segments by location of customers

	Turnover		Profit before Interest and Tax	
	30/6/2002	30/6/2001	30/6/2002	30/6/2001
	$'000	$'000	$'000	$'000
By Geographical				
Asia	21,621	15,187	7,643	(1,516)
Rest of the world (mainly Europe)	2,727	1,641	656	(682)
Total	24,348	16,828	8,299	(2,198)

7.(a) Review of the performance of the company and its principal subsidiaries

Turnover increased by $7.5 million (45%) from $16.8 million for the first half year 2001 to $24.3 million for the first half year 2002. This was because the Company provided a full range of recycling activities (mechanical and chemical processes) and was fully operational for the first half year 2002, whereas it had provided mechanical processes and was only partially operational for the first half year 2001.

In addition, the ability to recover gold in-house had contributed to better margins for the recycling activities compared to margins for semi-processed materials in the

previous corresponding period. This has also contributed to the higher recycling activities for the first half year of 2002 as compared to the previous corresponding period.

The Company's profit before tax for the first half year 2002 was $7.7 million compared to a loss of $2.9 million in the corresponding period ended 30 June 2001. The improved profitability of the Company was due to increased turnover with higher profit margin and included in the trading activity the sale of technology of $2.0 million under Other Income.

The profit before interest and tax for the first half year 2002 of $8.3 million comprises recycling services of 37% and trading of 63%.

Trading activity includes sale of plastics, non-precious metal materials, ferrous metals recovered during the segregation process, partial semi-processed materials and sale of technology.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

During the first half of year 2002, the Company achieved a turnover of $24.3 million, profit before tax of $7.7 million and profit after tax of $6.0 million respectively.

This represented approximately 28%, 52% and 52% of our forecast turnover, profit before tax and profit after tax for FY 2002 respectively. The results for the first half year 2002 are in line with our forecast.

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

In the opinion of the Directors, no item or event of a material or unusual nature has occurred during the period ended 30 June 2002 and the date of this report which would materially affect the results of the Company for the financial period ended 30 June 2002.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

The Company's business cycle follows that of the electronics sector with the bulk of business activities falling in the second half year 2002.

Based on secured contracts on hand and barring any unforeseen circumstances, the Directors expect the Company to achieve the forecasted results for the financial year ending 31 December 2002.

9. Dividend

(a) Any dividend declared for the present financial period? None
(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend (if applicable)

-	Latest Year (S$'000)	Previous Year (S$'000)
Ordinary	0	0
Preference	0	0
Total:	0	0

(d) Date payable

NIL

(e) Books closure date

NIL

(f) Any other comments relating to Paragraph 9

NIL

10.(a) Balance sheet

	30/6/2002 $'000	31/12/2001 $'000
ASSETS		
Current assets:		
Cash	731	2,824
Trade receivables	13,638	16,795
Short term investment	-	230
Other receivables and prepayments	2,580	1,127
Inventories, at cost	17,978	13,649
Total current assets	34,927	34,625

Non-current assets:		
Investment in associate	2,362	2,338
Property, plant and equipment	23,908	23,729
Total non-current assets	26,270	26,067
Total assets	61,197	60,692
LIABILITIES AND EQUITY		
Current liabilities:		
Bank loans and overdrafts	9,799	2,903
Bills payable	12,971	8,028
Trade payables	6,814	8,500
Other payables	2,065	18,928
Current portion of finance leases	122	138
Income Tax payable	1,754	77
Total current liabilities	33,525	38,574
Non-current liabilities:		
Finance leases	259	273
Long-term bank loans	8,756	9,156
Deferred income tax	1,587	1,587
Total non-current liabilities	10,602	11,016
Capital and reserves:		
Issued capital	11,000	6,000
Foreign currency translation reserves	(50)	-
Accumulated profits	6,120	5,102
Total equity	17,070	11,102
Total liabilities and equity	61,197	60,692

10.(b) Cash flow statement

	30/6/2002 $'000	30/6/2001 $'000
Cash flows from operating activities		
Profit before share of results of associate	7,621	(2,873)
Adjustments for:		
Depreciation expense	689	532
Allowances for doubtful trade debts (reversal)	(13)	0
Interest income	(2)	1
Interest expense	678	675
Gain on disposal of plant and equipment	0	(1)
Operating profit before working capital changes	8,973	(1,666)
Trade receivables	3,170	(1,318)
Short term investment	230	0
Other receivables and prepayments	(1,453)	(852)
Inventories	(4,329)	(3,124)
Bills payable	4,943	(1,111)
Trade payables	(1,686)	6,032
Other payables	(2,183)	(685)
Cash generated from (used in) operations	7,665	(2,724)
Interest paid	(678)	(675)
Interest received	2	(1)
Net cash from (used in) operating activities	6,989	(3,400)
Cash flows from investing activities:		
Disposal of plant and equipment	0	1
Purchase of plant and equipment	(868)	(439)

Net cash used in investing activities	(868)	(438)
Cash flows from financing activities:		
Other payables	(14,680)	4,475
Finance leases	(30)	79
Bank loans	6,600	(452)
Net cash (used in) from financing activities	(8,110)	4,102
Net (decrease)/increase in cash and cash equivalents	(1,989)	264
Cash and cash equivalents at beginning of year (overdrawn)	826	(2,367)
Cash and cash equivalents at end of year (overdrawn)	(1,163)	(2,103)

10.(c) Statement of changes in equity

	Issued capital	Accumulated profits	Foreign currency translation reserves	Total
	$'000	$'000	$'000	$'000
Balance at 1 January 2001 - with a share capital of 6,000,000 ordinary shares of $1.00 each	6,000	2,710	0	8,710
Net profit for the year	0	2,392	0	2,392
Balance at 31 December 2001	6,000	5,102	0	11,102
The Bonus Issues - into a share capital of 11,000,000 ordinary shares of $1.00 each	5,000	(5,000)	0	0
The Share Split (1 is to 40) - into a share capital of 440,000,000 ordinary shares of $0.025 each				
Currency translation differences	0	0	(50)	(50)
Net profit for the period	0	6,018	0	6,018
Balance at 30 June 2002 - share capital of 440,000,000 ordinary shares of S$0.025 each	11,000	6,120	(50)	17,070

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

As at 31 December 2001, the Company's authorised share capital was 20,000,000 divided into 20,000,000 ordinary shares of $1.00 each.

At an Extraordinary General Meeting ("EGM") of the Company held on 13 June 2002, the Company's shareholders had approved, inter alia, the following:

(i) an increase in the authorised share capital from $20,000,000 to $50,000,000 comprising 50,000,00 ordinary shares of $1.00 each;

(ii) the capitalisation of $5,000,000 from audited accumulated profits as at 31 December 2001 for a "Bonus Issue" of 5,000,000 fully paid ordinary shares of $1.00 each to the existing shareholders;

(iii) the sub-division of each ordinary share of $1.00 each in the capital of the Company into 40 ordinary shares of $0.025 each ("the Sub-division of Shares"); and

(iv) the issue of 110,000,000 New Shares pursuant to the Initial Public Offering (IPO)

of the Company, which, when issued and fully paid, would rank pari passu in all respects with the all existing Shares (the "New Shares").

The Company's authorised share capital and shareholders' funds as at 30 June 2002, before and after adjustments to reflect the increase in authorised share capital, Bonus Issue and Share Split, and the issue of New Shares, are set out below:

	As at 30/6/2002 $'000
Authorised Share Capital	
2,000,000,000 Ordinary Shares of $0.025 each	50,000
Issued and paid up Share Capital	
Issued and fully paid up 440,000,000 Ordinary shares of $0.025 each	11,000

11. Details of any changes in the company's issued share capital

Refer to point 10.(d) above.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/06/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
S$21,770,000	S$1,000,000	S$9,522,000	S$1,409,000

(b) Amount repayable after one year

As at 30/6/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
S$8,756,000	0	S$9,156,000	0

(c) Any other comments relating to Paragraph 12

NIL

13. A statement that the same accounting polices and methods of computation are followed

in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

Accounting policies and methods of computation used in the half year financial statements are consistent with those applied in the financial statements for the year ended 31 December 2001.

BY ORDER OF THE BOARD

Tan San-Ju
Company Secretary
06/09/2002



MASNET No. 72 OF 10.09.2002
Announcement No. 78



CITIRAYA INDUSTRIES LTD

CLARIFICATION ON INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2002

10 September 2002

Singapore Exchange Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attention: Ashley Seow
Assistant Vice President
Issuer Regulation

Dear Sirs

CITIRAYA INDUSTRIES LTD ("the Company")
INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2002

We refer to your letter of 9 September 2002 and would like to provide the following information in response to your queries in respect of the following changes:

Question 1: An 11% decrease in "Cost of Sales" despite a 45% increase in turnover, resulting in an increase in "gross profit" from $0.354M to $9.677M.

Answer: "Cost of Sales" decreased by 11% due to:
(i) a decline in direct materials cost as the Company was able to secure
better prices for the Company's purchases from its existing suppliers.
(ii) the Company was able to control and lower its operational costs due to
the setting up of our in-house recycling plant to where semi-processed
materials had to be sent overseas for further refining and extraction.

Question 2: The increase in "Bills Payable" from $8.028M to $12.971M.

Answer: The increase in "Bills Payable" from $8.028M to $12.971M was due to:
(i) the increase in the Company's turnover, and
(ii) the Company's new banker granting an increased credit line for trust
receipt facilities to $13M in May 2002 (previous banker: $9M)

Question 3: The increase in "Bank loans and Overdrafts" from $2.903M to $9.799M.

Answer: The increase in "Bank loans and Overdrafts" from $2.903M to $9.799M was due to the short term loan of $7M granted by United Overseas Bank Limited which was used to repay loans from

Directors/Shareholders.

Question 4: The decrease in "Other Payables" from $18.928 to $2.065M.

Answer: The decrease in "Other Payables" from $18.928M to $2.065M was due to:
(i) the payment of loans from Directors/shareholders ($14.9M)
(ii) the transfer of $2M deposit received from the sale of technology

to "Other Income"

Question 5: The increase in "secured/unsecured Group's borrowing and debt securities" repayable in one year from $10.931 to $22.770M.

Answer: The increase in secured/unsecured loans repayable within one year from $10.931M to $22.77M was basically due to the increase in credit facilities granted by United Overseas Bank Limited. This comprises $7M short term loan and the increase of trust receipts credit line from the existing limit of $9M to $13M.

Yours faithfully

Tan San-Ju
Company Secretary

Submitted by Tan San-Ju, Company Secretary on 10/09/2002 to the SGX

MASNET No. 73 OF 10.09.2002
Announcement No. 79



CITIRAYA INDUSTRIES LTD

CLARIFICATION RE: ARTICLE IN BLOOMBERG ON 6 SEPTEMBER 2002

10 September 2002

June Sim
Vice President
Issue Regulation
Singapore Exchange Limited

Dear Ms Sim

The Directors wish to provide the following clarification in response to your queries vide your letter dated 9 September 2002 on "Article in Bloomberg at 1702 hours on 6 September 2002".

As communicated over the telephone with your Ms Ni Yan by our PR company Citigate Dewe Rogerson i.Mage Pte. Ltd. at 1725 hours on 6 September 2002, the Company invited both the media and analysts to our interim results briefing at 1700 hours, to start at 1715 hours. The Company duly gave out the information kit comprising the results announcement to the analysts and media, including Bloomberg, who were present for the results briefing, at 1705 hours according to our watches..

The Company wishes to explain that it was not aware that there was a time difference of 3 minutes when it gave out the information kits, which resulted in Bloomberg's report being posted at 1702 hours.

Both the Directors and Management are aware, and had, in fact, implemented procedures to adhere to SGX's rules regarding the broadcast of price sensitive announcements. As a future precaution, we wish to assure that the dissemination of future announcements will be checked against the SingTel's 1711 time-clock to ensure no discrepancy in timing differences.

Yours truly,

Ng Ah Hua
CEO and Deputy Chairman
Citiraya Industries Ltd

Submitted by Tan San-Ju, Company Secretary on 10/09/2002 to the SGX

MASNET No. 73 OF 16.09.2002
Announcement No. 73



CITIRAYA INDUSTRIES LTD

Response to SGX's Query on Share Price Changes

16 September 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attention: Mr Andrew Li
Vice President
Head, Market Surveillance and Enforcement

Dear Sir

SUBSTANTIAL DECREASE IN PRICE ON THE EXCHANGE

We refer to your letter dated 16 September 2002.

We wish to confirm that the directors and substantial shareholders are not aware of any material information or circumstances which could have led to the substantial decrease in the price of the Company's shares on the Exchange on 16 September 2002.

The Company had on 6 September 2002 made an announcement that it had been awarded several contracts which the Company is unable to ascertain at this point in time whether the contracts will be material. However, the Company will make an announcement as and when it can determine that the contracts have become material and have an impact on the financial position of the Company.

Yours faithfully

Tan San-Ju
Company Secretary

Submitted by Tan San-Ju, Company Secretary on 16/09/2002 to the SGX

MASNET No. 50 OF 17.09.2002
Announcement No. 50



CITIRAYA INDUSTRIES LTD

Notice Of Changes In Director's Interests

Name of director: Lai Wee Ngen William

Date of notice to company: 16/09/2002

Date of change of interest: 16/09/2002

Name of registered holder: Lai Wee Ngen William

Circumstance(s) giving rise to the interest: Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 388,000
% of issued share capital: 0.07

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: 0.48 cents

No. of shares held before the transaction: 15,388,000
% of issued share capital: 2.8

No. of shares held after the transaction: 15,000,000
% of issued share capital: 2.73

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	15,388,000
% of issued share capital:	0	2.8
No. of shares held after the transaction:	0	15,000,000
% of issued share capital:	0	2.73
Total shares:	0	15,000,000

Submitted by Tan San-Ju, Company Secretary on 17/09/2002 to the SGX

MASNET No. 87 OF 23.09.2002
Announcement No. 88

CITIRAYA INDUSTRIES LTD

Notice Of Changes In Director's/Substantial Shareholder's Interests

Name of director/substantial shareholder: Ng Ah Hua

Date of notice to company: 23/09/2002

Date of change of interest: 23/09/2002

Name of registered holder: Ng Ah Hua

Circumstance(s) giving rise to the interest: Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 500,000
% of issued share capital: 0.09

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.395

No. of shares held before the transaction: 199,100,000
% of issued share capital: 36.2

No. of shares held after the transaction: 199,600,000
% of issued share capital: 36.29

Holdings of Director/Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	199,100,000
% of issued share capital:	0	36.2
No. of shares held after the transaction:	0	199,600,000
% of issued share capital:	0	36.29
Total shares:	0	199,600,000

Submitted by Tan San-Ju, Company Secretary on 23/09/2002 to the SGX

MASNET No. 89 OF 23.09.2002
Announcement No. 90

CITIRAYA INDUSTRIES LTD

Notice Of Changes In Director's Interests

Name of director: Lim Chun Leng Michael

Date of notice to company: 23/09/2002

Date of change of interest: 23/09/2002

Name of registered holder: Lim Chun Leng Michael

Circumstance(s) giving rise to the interest: Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 50,000
% of issued share capital: 0.01

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.41

No. of shares held before the transaction: 600,000
% of issued share capital: 0.11

No. of shares held after the transaction: 650,000
% of issued share capital: 0.12

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	600,000
% of issued share capital:	0	0.11
No. of shares held after the transaction:	0	650,000
% of issued share capital:	0	0.12
Total shares:	0	650,000

No. of Options: 3,300,000

Submitted by Tan San-Ju, Company Secretary on 23/09/2002 to the SGX

MASNET No. 75 OF 25.09.2002
Announcement No. 75



CITIRAYA INDUSTRIES LTD

RESIGNATION OF DIRECTOR

The Board of Directors of Citiraya Industries Ltd wishes to announce that Mr William Lai Wee Ngen has resigned as a Director of the Company with effect from 25 September 2002.

The Board would like to express its appreciation to Mr Lai for his contribution to the Company and wish him well in his future endeavours.

Submitted by Tan San-Ju, Company Secretary on 25/09/2002 to the SGX

MASNET No. 27 OF 18.11.2002
Announcement No. 38



CITIRAYA INDUSTRIES LTD

1) CITIRAYA INDUSTRIES LTD EXPANDS INTO THE MALAYSIAN MARKET BY ITS INVESTMENT IN CITIRAYA TECHNOLOGY SDN BHD

2) CITIRAYA INDUSTRIES LTD SETS UP RECYCLING AND REFINERY PLANT IN MALAYSIA THROUGH ITS MALAYSIAN SUBSIDARY, CITIRAYA TECHNOLOGY SDN BHD, TO MEET THE GROWING DEMAND FOR ITS SERVICES

3) CITIRAYA INDUSTRIES LTD THROUGH ITS MALAYSIAN SUBSIDIARY, CITIRAYA TECHNOLOGY SDN BHD, HAS SIGNED A NEW CONTRACT WITH INFINEON TECHNOLOGIES (MALAYSIA) SDN BHD

The Board of Directors of Citiraya Industries Ltd (the "Company") wishes to announce the following:

1) CITIRAYA INDUSTRIES LTD EXPANDS INTO THE MALAYSIAN MARKET BY ITS INVESTMENT IN CITIRAYA TECHNOLOGY SDN BHD.

The Company has subscribed for 6,000,000 ordinary shares of RM1.00 each in the capital of Citiraya Technology Sdn Bhd ("CTSB") for a total cash consideration of RM6 million, representing 60% of the total issued paid up capital of CTSB. Consequently, CTSB will become a subsidiary of the Company.

CTSB is presently a collection centre appointed and authorised by the Company to collect and store electronic components and products for shipment back to Singapore. CTSB has also signed an agreement to purchase Electronic Recycling and Precious Metals Recovery and Refinery Facilities from the company.

The investment will be funded by internal resources.

None of the Directors or controlling shareholders of the Company has any interests, direct or indirect, in the transaction.

2) CITIRAYA INDUSTRIES LTD SETS UP RECYCLING AND REFINERY PLANT IN MALAYSIA THROUGH ITS MALAYSIAN SUBSIDIARY, CITIRAYA TECHNOLOGY SDN BHD, TO MEET THE GROWING DEMAND FOR ITS SERVICES

To meet growing demands for its services, the company through its subsidiary Citiraya Technology Sdn Bhd ("CTSB") will set up a recycling and refinery plant in Malaysia.

The Company had entered into a Sale and Purchase Agreement with CTSB, to sell to CTSB the Electronic Recycling and Precious Metals Recovery and Refinery Facilities ("Recycling Facilities") at a consideration of S$20 million ("the Agreement").

The Electronic Recycling and Precious Metals Recovery and Refinery Facilities in CTSB is expected to be fully operational by early 2004.

Upon signing of the Agreement, the Company will be paid 10% of the consideration. Payment will be received in stages with the final 10% paid upon the completion of the warranty period, one year after the completion of the contract. Upon completion of the Electronic Recycling and Precious Metals Recovery and Refinery Facilities, CTSB will be able to provide the full range of electronic waste recycling services currently being provided by the company.

The above transaction is not expected to have any material effect on the consolidated net tangible assets and earnings per share of the Group for the current financial year .

None of the Directors or controlling shareholders of the Company has any interests, direct or indirect, in the transaction.

3) CITIRAYA INDUSTRIES LTD THROUGH ITS MALAYSIAN SUBSIDIARY, CITIRAYA TECHNOLOGY SDN BHD, HAS SIGNED A NEW CONTRACT WITH INFINEON TECHNOLOGIES (MALAYSIA) SDN BHD

The Company's 60% owned subsidiary, Citiraya Technology Sdn Bhd ("CTSB"), had entered into a contract with Infineon Technologies (Malaysia) Sdn Bhd:

(i) To provide services for the collecting, removing and scrapping of all scrap materials; and

(ii) To provide services for the collecting, removing and recycling of materials and products.

The services will commence in February 2003.

The Contract may be renewed for a further period of two years by mutual agreement between the parties and on terms to be negotiated at the time of renewal.

Although the contract will have a positive impact on earnings in 2003, due to the nature of the business, it is difficult to ascertain at this point in time the significance of its contribution to overall earnings. The Company will make an announcement as and when it can determine that the contract has become material and has an impact on the consolidated net tangible assets and earnings per share of the Group.

By order of the Board

Tan San-Ju
Company Secretary

18 November 2002

Submitted by Tan San-Ju, Company Secretary on 18/11/2002 to the SGX


Industries Ltd

NEWS RELEASE

FIRST "E-WASTE" RECYCLING COMPANY TO LIST IN SINGAPORE

Singapore, July 5, 2002 – Citiraya Industries Ltd ("Citiraya"), a leading fully integrated provider of recycling and processing services for electronic waste ("e-waste"), today announced that it has received in-principle approval from the Singapore Exchange Securities Trading Limited to list on the Main Board.

Started since 1988 as a company trading in e-waste and by-products, Citiraya has expanded into a global company providing a one-stop recycling and processing service for used or discarded electronic components and products. Today, the Company has a worldwide network of collection centres in 10 countries spanning across Asia, Europe and South America. Electronic components and products collected from these centres are transported back to its recycling plant in Singapore where a series of proprietary processes are carried out to extract precious metals such as gold, silver, palladium and platinum, which are then sold to jewellers or in the open commodities market. Other non-precious metals and plastics which are incidentally recovered during the process are sold to plastics recyclers and scrap metal dealers.



65 Tech Park Crescent, Singapore 637787. Tel: (+65) 62644338 Fax: (+65) 62666731






Said Mr Raymond Ng, CEO and Deputy Chairman of Citiraya: "When we started the business some 14 years ago, we saw the need and potential in the waste management of discarded or obsolete electronic components and products. Our ability to meet the recycling needs of global electronics MNCs has enabled us to grow our business. We believe, however, that we are only serving the tip of the iceberg because as the life cycle of electronic products and components gets shorter and shorter, there is an even greater need for fully integrated services like ours. Our proprietary recovery techniques also provide a natural entry barrier to others.

Our plans to list on the SGX will open doors for us to tap into the capital market to grow our business and play a larger part in the global drive towards environmental conservation."

A one-stop service provider, Citiraya's services range from its own collection of electronic components and products (including the provision of logistics for collection) to the final recycling and extraction of precious metals into powder or ingot form. Citiraya is believed to be the only company in the region with such integrated capabilities. This enables the Company to save time and cost, providing greater convenience to its suppliers. Its one-stop services also help to optimise the use of raw materials and achieve zero landfill.

With a strong commitment to the environment, the Company's recycling and processing processes are incorporated with environmentally friendly features that minimise environmentally harmful discharge. This is made possible through investments in specialised equipment such as incinerators, emission monitoring systems, dust-collecting scrubbers and water treatment plants. The Company's high quality standard is evident from the ISO 14001 and OHSAS 18001 certifications that have been awarded for all its processes.

The Company's ability to protect its suppliers' intellectual property rights is another advantage it has over other players. As many of its suppliers are global MNCs such as Nokia, IBM, Phillips, 3M, AMD, Motorola, Seagate and Gemplus, the Company adopts tight security procedures for its processes. These suppliers also benefit from the Company's worldwide collection network which provide close proximity and convenience for their recycling needs around the world. For Citiraya, this ensures a constant supply of electronic components and products for recycling and processing and helps reduce the Company's reliance on any single geographical market.

From 1999 to 2001, the Company achieved a compounded annual growth rate of 46.1% in its turnover, reaching S$44.4 million in FY2001. Company profit before tax was S$3.1 million in FY2001. For the first four months ended April 30, 2002, the Company's unaudited turnover and profit before tax were S$12.3 million and S$3.6 million. In terms of geographical contribution, Asia accounted for 79.2% of turnover while the rest of the world accounted for the other 20.8% in FY2001.

SBI E2-Capital Pte Ltd is the Manager for Citiraya's initial public offering.

ISSUED ON BEHALF OF	:	Citiraya Industries Ltd
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 55 Market Street #11-01 / 03 Sinsov Building SINGAPORE 048941
CONTACT	:	Ms Anna Choo / Mr Andrew Cheng at telephone
DURING OFFICE HOURS	:	6534-5122 (Office)
AFTER OFFICE HOURS	:	9781-3267 / 9633-7377 (Handphone)
Email	:	anna.choo@citigatedrimage.com / andrew.cheng@citigaterimage.com

016/02/016/CI
July 5, 2002


偉城工業
Itiraya Industries Ltd



NEWS RELEASE

CITIRAYA INDUSTRIES LAUNCHES IPO OF 138.8 MILLION SHARES

22 July 2002 - Citiraya Industries Ltd ("Citiraya"), a leading fully integrated provider of recycling and processing services for electronic waste ("e-waste"), today launched its initial public offer ("IPO") of 138.8 million shares at S$0.25 per share. Citiraya will be listed on the Main Board of Singapore Exchange Securities Trading Limited ("SGX-ST").

The share offer represents approximately 25.2% of Citiraya's enlarged share capital. The 138.8 million shares, which comprises of 110.0 million new shares and 28.8 million vendor shares, comprises a public offer tranche of 13.88 million shares, and a placement tranche of 124.92 million shares. Of the 124.92 million placement shares, up to 13.88 million shares have been reserved for management, independent directors, employees, business associates and those who have contributed to the success of the Company. At S$0.25 per share, Citiraya is priced at a forecasted net price earnings ratio of 10.5 times based on its forecasted net earnings of 2.37 cents per weighted average share for the financial year ending 31 December 2002 ("FY2002").

Citiraya plans to use the estimated S$25.8 million of net proceeds raised from its IPO as follows:

- approximately S$11.0 million for the expansion of its business operations overseas;
- approximately S$0.7 million for the purchase of machinery and equipment;

65 Tech Park Crescent, Singapore 637787. Tel: (+65) 62644338 Fax: (+65) 62666731






- approximately S$7.9 million for the repayment of short term bank borrowings; and
- the remaining S$6.2 million for working capital.

Said Mr Raymond Ng, CEO and Deputy Chairman of Citiraya: "I am very pleased that we can tap into the capital market to grow our business further as the increasing need for recycling and processing of electronic waste presents tremendous opportunities for our services. We provide the answers to the escalating problem of electronic waste being dumped in landfills – a hazardous environmental problem faced by many countries today. Our listing will not only propel us to further contribute to environmental protection and resource conservation, we will also help global electronics manufacturers to be more cost effective in their waste management."

According to the US Environmental Protection Agency, more than 3.2 million tons of used electronic products ended up in US landfills in 1997. It is estimated that the world-wide contract electronic manufacturing services industry will grow from US$103 billion in 2000 to US$250 billion in 2005[1]. To tap into the growth of the e-waste recycling industry from the increasing use of electronic products, Citiraya plans to set up new recycling plants overseas to meet the demand for its services. These additional recycling plants will also help to trim its cost of shipping the electronic products and components collected overseas to Singapore for processing. The Company plans to open new plants in Malaysia, the PRC and Taiwan where it already has collection centres. Currently, it has a 22.5% stake in Citiraya (Taiwan) which is presently undertaking the crushing and segregation functions of the recycling process. This will be extended to manage the entire process.

(1) The World-Wide Contract Electronics Manufacturing Services Market, Electronic Trend Publications, Eighth Edition.

There are many opportunities for the collection of electronic components and products from electronic manufacturers which are located world-wide. As part of its expansion strategy, Citiraya plans to continue to set up more collection centres in other countries to increase its global presence and better serve the needs of its MNC suppliers.

"Citiraya's strong niche positioning in this market is attributable to our one-stop service capability, which no other players in this region possess. It is therefore important for us to constantly improve our processes to maintain our competitive edge," added Mr Raymond Ng. "We will continue to remain focused on R&D so as to always be at the forefront of the recycling and recovery technology and business."

With continuous advancements in technology, the Company needs to constantly modify its recycling process for optimum efficiency. It will continuously seek to enhance its processes by upgrading and improving its equipment and machinery, either through acquisition of new technologies or R&D.

Commenced business since 1988, Citiraya is today a global company with collection centres in 10 countries spanning across Asia, Europe and South America. The Company provides a one-stop service to global MNCs such as Nokia, IBM, Philips, 3M, AMD, Motorola, Seagate and Gemplus, recycling and processing their electronic components and products to extract precious metals like gold, silver, palladium and platinum. Through its environmentally friendly processes, Citiraya is able to optimise the use of raw materials and achieve zero landfill.

For FY2001, the Company's revenue increased by 55.9% to S$44.4 million from S$28.5 million in FY2000. Profit after tax increased by 6.2% from S$2.3 million to S$2.4 million. For FY2002, the Company is forecasting a turnover and profit after tax of S$85.8 million and S$11.5 million, an increase of about 93% and 380% over the previous year respectively.

SBI E2-Capital Pte Ltd is the Manager for Citiraya's IPO.

The issue will close at 12.00 noon on 29 July 2002, and trading for the shares is expected to commence at 9.00 a.m. on 31 July 2002.

ISSUED ON BEHALF OF : Citiraya Industries Ltd
BY : Citigate Dewe Rogerson, i.MAGE Pte Ltd
55 Market Street
#11-01 / 03 Sinsov Building
SINGAPORE 048941
CONTACT : Ms Anna Choo / Mr Andrew Cheng
at telephone
DURING OFFICE HOURS : 6534-5122 (Office)
AFTER OFFICE HOURS : 9781-3267 / 9633-7377 (Handphone)
Email : anna.choo@citigatedrimage.com /
andrew.cheng@citigaterimage.com

019/02/019/CI
22 July 2002


Citiraya Industries Ltd



NEWS RELEASE

CITIRAYA INDUSTRIES PUBLIC OFFER 16.2 TIMES SUBSCRIBED

Singapore, 30 July 2002 – Citiraya Industries Ltd ("Citiraya"), a leading fully integrated provider of recycling and processing services for electronic waste ("e-waste"), today announced that its offer tranche of 13.88 million shares has been subscribed by 16.2 times. At the close of the offer at 12 noon 29 July 2002, the offer tranche attracted 6,478 valid applications for a total of 229.44 million shares. Total application monies received for the offer tranche amounted to S$57.4 million.

In connection with its listing on the Main Board of Singapore Exchange Securities Trading Limited ("SGX-ST"), Citiraya offered a total of 138.8 million shares at an offer price of S$0.25 per share. 124.92 million shares were offered by way of placement while the remaining 13.88 million shares were offered by way of public offer. The placement tranche of 124.92 million shares includes 13.88 million shares that were reserved for management, independent directors, employees, business associates and those who have contributed to the success of the Company.

65 Tech Park Crescent, Singapore 637787. Tel: (+65) 62644338 Fax: (+65) 62666731
E-mail: citiraya@singnet.com.sg Website: http://www.citiraya.com


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To ensure a reasonable spread of shareholders, the Board of Directors has decided on the following basis of allotment for applications made for the 13.88 million Offer Shares:

Range of Offer Shares applied for ('000)	Balloting ratio	No. of Offer Shares allotted per successful applicant ('000)	Percentage of total no. of Offer Shares available to the public (%)	No. of successful applicants
1	15:50	1	1.42	200
2 to 4	16:50	2	5.38	380
5 to 9	18:50	2	3.44	243
10 to 19	21:50	3	18.40	867
20 to 49	23:50	4	8.77	310
50 to 99	25:50	7	12.13	245
100 to 499	28:50	14	33.57	339
500 to 999	38:50	22	7.16	46
1,000 and above	40:50	32	9.73	43
Total			**100.00**	**2,673**

Said Mr Raymond Ng, CEO and Deputy Chairman of Citiraya: "We are very pleased with the response of our IPO, especially given the huge size of our offer.

With the new funds, we can now embark on our next growth phase in expanding our business further to tap into the vast e-waste market. Citiraya is well positioned to penetrate deeper into the global market to bring the company to even greater heights and deliver results to our shareholders who believe in us."

For the IPO, Citiraya is raising a total of S$25.8 million in net proceeds. Approximately S$11.0 million has been earmarked for the setting up of overseas recycling plants in Malaysia, Taiwan and the PRC, and an estimated S$0.7 million will be used for the purchase of machinery and equipment. As for the balance S$14.1 million, S$7.9 million will be used for the repayment of short term bank borrowings while the other S$6.2 million for working capital purposes.

Commenced business since 1988, Citiraya is today a global company with presence across Asia, Europe and South America through its 10 collection centres worldwide. The Company provides a one-stop service to global MNCs such as Nokia, IBM, Philips, 3M, AMD, Motorola, Seagate and Gemplus, recycling and processing their electronic components and products to extract precious metals like gold, silver, palladium and platinum. Through its environmentally friendly processes, Citiraya is able to optimise the use of raw materials such that there is zero landfill.

SBI E2-Capital Pte Ltd is the Manager for Citiraya's IPO.

Trading of the shares on a 'ready' basis will commence on 31 July 2002.

ISSUED ON BEHALF OF	:	Citiraya Industries Ltd
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 55 Market Street #11-01 / 03 Sinsov Building SINGAPORE 048941
CONTACT	:	Ms Anna Choo / Mr Andrew Cheng at telephone
DURING OFFICE HOURS	:	6534-5122 (Office)
AFTER OFFICE HOURS	:	9781-3267 / 9633-7377 (Handphone)
Email	:	anna.choo@citigatedrimage.com / andrew.cheng@citigaterimage.com

021/02/021/CIL
30 July 2002


itiraya Industries Ltd

NEWS RELEASE

CITIRAYA REPORTS 45% INCREASE IN TURNOVER AT HALF-TIME

Interim Highlights:

- Turnover of S$24.3 million, up 45% from S$16.8 million
- Profit before tax of S$7.7 million
- Earnings per share at 1.4 cents
- Net tangible assets at 3.9 cents per share, up 200% from 1.3 cents

Singapore, September 6, 2002 - Citiraya Industries Ltd ("Citiraya"), a leading fully integrated provider of recycling and processing services for electronic waste ("e-waste"), today announced a sterling set of financial results for the six months ended June 30, 2002 ("1HFY2002"). Profit before tax rose to S$7.7 million from a loss of S$2.9 million, on the back of a 45% increase in turnover to S$24.3 million compared to the last corresponding period. Net profit likewise increased to S$6.0 million from a net loss of S$2.9 million.

The increase in sales was mainly due to higher levels of production activities as the plant was only partially operational in 1HFY2001. For the first half of FY2002, the Company was also able to increase its output due to the installation of new machinery, which enabled them to provide a full range of recycling processes. These new capabilities have resulted in a shift in the sales contributions from its two main business activities, with recycling services overtaking trading activity as the major contributor to total sales. For 1HFY2002, recycling services accounted for about 53% of total sales, up from the 24% during the previous corresponding period.

65 Tech Park Crescent, Singapore 637787. Tel: (+65) 62644338 Fax: (+65) 62666731


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In terms of geographical contribution, Asia remained as the main market, contributing about 89% to total sales. The remaining 11% of sales came from the rest of the world, mainly the European countries.

Said Mr Raymond Ng, CEO and Deputy Chairman of Citiraya: "The surge in our bottomline, is a testament that our strategy to vertically extend our recycling processes to provide an integrated service is the right one. The ability to take on more recycling processes in-house with our proprietary technology will not only serve to increase our margins, it also puts us in a unique position of being the only provider of such one-stop services in the world.

It's only been less than a year since we completed our new recycling facilities and we have already reached full capacity for our chemical plant. Part of the proceeds from the listing will be used to increase our capacity by building new plants overseas as well as purchasing more equipment and machinery. We intend to use about S$0.7 million to add a new acid line to increase our capacity for the chemical process by another 50%."

Commenting on the Company's next steps, Mr Ng added: "Our planned chemical plant in Taiwan and the new recycling plant in Malaysia are on track to be operational by 3Q next year. We expect these to further increase our capacity by 40%. As for our plans in China, we are awaiting the necessary regulatory approvals to set up a PRC recycling plant and we targeting for it to come on stream by 2004."

More recently, the Company announced the award of a world-wide collection contract with ST Microelectronics to service all of its eight manufacturing plants in Muar, Malta, Morocco, China and Singapore. This new contract will increase Citiraya's current collection from ST Microelectronics; from 60 metric tonnes to about 8,800 metric tonnes a year, which is expected to contribute positively to both top and bottomlines.

"Our listing status has definitely helped us in getting more contracts and raised our profile in the global arena. In fact, we were approached by the Bank of New York to establish an ADR programme, which essentially allows US investors to buy into a non-US stock like Citiraya. It shows the high interest that US investors have in us and we are very pleased to be able to enlarge our shareholding base to include more foreign institutional investors through this programme. We are now awaiting for approvals by the relevant US regulatory authorities and expect the programme to start by year-end," said Dr Michael Lim, Chairman of Citiraya.

For the second-half of FY2002, Citiraya expects the performance to be better than the first-half as it follows the electronics business cycle with the bulk of business activities falling in that period. As the Company continues to secure more contracts, Citiraya is optimistic and confident of meeting the S$14.7 million in profit before tax reported in the Company's listing prospectus.

About Citiraya

Listed on the Main Board of the Singapore Exchange Securities Trading Limited in July 2002, Citiraya is a global company with a strong presence across Asia, Europe and South America through its 10 collection centres worldwide. The Company provides a one-stop service to global MNCs such as Nokia, IBM, ST Microelectronics, Philips, 3M, AMD, Motorola, Seagate and Gemplus, recycling and processing their electronic components and products to extract precious metals like gold, silver, palladium and platinum. Through its environmentally friendly processes, Citiraya is able to optimise the use of raw materials such that there is zero landfill.

ISSUED ON BEHALF OF	:	Citiraya Industries Ltd
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 55 Market Street #11-01 / 03 Sinsov Building SINGAPORE 048941
CONTACT	:	Ms Anna Choo / Mr Andrew Cheng at telephone
DURING OFFICE HOURS	:	6534-5122 (Office)
AFTER OFFICE HOURS	:	9781-3267 / 9633-7377 (Handphone)
Email	:	Anna.Choo@citigatedrimage.com / Andrew.Cheng@citigatedrimage.com

028/02/028/CI
September 6, 2002

65 5344171


偉城工業
itiraya Industries Ltd

NEWS RELEASE

CITIRAYA INDUSTRIES NAMED SINGAPORE'S "BEST NEWLY LISTED COMPANY" – ASIAMONEY POLL

Singapore, January 13, 2003 – Mainboard-listed Citiraya Industries Ltd ("Citiraya"), a leading fully integrated provider of recycling and processing services for electronic waste ("e-waste"), has been voted "Best Newly Listed Company" in Singapore in an annual poll organised by Asiamoney, a leading financial magazine in the region.

Some 245 top executives from various institutions like fund management firms, insurance companies and brokerage houses in the Asia-Pacific region (including Australia and Japan), Europe and the US took part in Asiamoney's 2002 "Annual Best Managed Companies Poll". They were asked to rank the best companies in Asia for various categories like "Best-Managed", "Best Investor Relations" and "Best Newly Listed". Results of the annual survey were published in the December-January issue of Asiamoney.

Citiraya was listed on the Main Board of the Singapore Exchange Securities Trading Limited in July 2002. The Company's initial public offering raised S$25.8 million, and attracted strong retail and institutional interest.

Dr Michael Lim, Chairman of Citiraya, said: "We are very pleased and honoured to be voted Best Newly Listed Company in Singapore. This award acts as an encouragement, and a clear recognition of Citiraya's unique business model, strong financials and sound management. Our listing status has also raised our profile in the global arena and enabled us to secure more contracts."

65 Tech Park Crescent, Singapore 637787. Tel: (+65) 62644338 Fax: (+65) 62666731
E-mail: citiraya@singnet.com.sg Website: http://www.citiraya.com


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Since its listing, Citiraya has secured a world-wide collection contract with ST Microelectronics to service all of its 8 manufacturing plants in Muar in Malaysia, Malta, Morocco, China and Singapore. Another 6 contracts were secured from various MNCs like Hewlett-Packard, Compaq Computer and Seagate Technology. The Group's Malaysian subsidiary Citiraya Technology Sdn Bhd, was also awarded a new contract with Infineon Technologies (Malaysia) Sdn Bhd to provide collection, removal and recycling services for all its materials, products and scrap materials.

Citiraya provides a one-stop service to global MNCs such as Nokia, IBM, Philips, 3M, AMD, Motorola and Gemplus, recycling and processing their electronic components and products to extract precious metals like gold, silver, palladium and platinum. It has a strong presence across Asia, Europe and South America through its 11 collection centres worldwide. Through its environmentally friendly processes, Citiraya is able to optimise the use of raw materials such that there is zero landfill.

ISSUED ON BEHALF OF	:	Citiraya Industries Ltd
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 55 Market Street #11-01 / 03 Sinsov Building SINGAPORE 048941
CONTACT	:	Ms Chia Hui Kheng / Mr Andrew Cheng at telephone
DURING OFFICE HOURS	:	6534-5122 (Office)
AFTER OFFICE HOURS	:	9781-5913 / 9633-7377 (Handphone)
Email	:	huikheng.chia@citigatedrimage.com / andrew.cheng@citigatedrimage.com

002/03/001/CI
January 13, 2003